UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

December 1 8, 2019 (December 15, 2019)

Date of Report (Date of earliest event reported)

DuPont de Nemours, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-38196	81-1224539
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

974 Centre Road, Building 730 Wilmington, Delaware 19805

(Address of Principal Executive Offices) (Zip Code)

(302) 774-1000

(Registrant’s Telephone Number, Including Area Code)

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	DD	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On December 15, 2019, DuPont de Nemours, Inc. (“DuPont”) and Nutrition & Biosciences, Inc., a Delaware corporation and wholly owned subsidiary of DuPont (“N&Bco”), entered into definitive agreements with International Flavors & Fragrances Inc., a New York corporation (“IFF”), and Neptune Merger Sub I Inc., a Delaware corporation and wholly owned subsidiary of IFF (“Merger Sub I”), pursuant to which and subject to the terms and conditions therein, (1) DuPont will transfer its nutrition and biosciences business (the “N&B Business”) to N&Bco, (2) DuPont will distribute to its stockholders all of the issued and outstanding shares of common stock, par value $0.01 per share, of N&Bco (the “N&Bco Common Stock”) held by DuPont by way of either (at DuPont’s option) a pro rata dividend or an exchange offer (the “Distribution”), (3) Merger Sub I will merge with and into N&Bco, with N&Bco as the surviving corporation (the “First Merger”), and (4) except as agreed between the parties, no fewer than 30 days (or 15 days, in some circumstances) after the First Merger, N&Bco will merge with and into Neptune Merger Sub II LLC, a Delaware limited liability company and wholly owned subsidiary of IFF (“Merger Sub II”), with Merger Sub II surviving as a wholly owned subsidiary of IFF (the “Second Merger,” and together with the First Merger, the “Mergers”). As a result of the First Merger, the existing shares of N&Bco will be automatically converted into the right to receive a number of shares of IFF common stock, par value $0.125 per share (“IFF Common Stock”). When the First Merger is completed, holders of DuPont’s common stock (“DuPont Common Stock”) will own approximately 55.4% of the outstanding shares of IFF on a fully diluted basis. The Distribution and the Mergers are a Reverse Morris Trust (“RMT”) and are expected to be tax-free to DuPont stockholders for U.S. federal income tax purposes, except to the extent that cash is paid to DuPont stockholders in lieu of fractional shares in the Distribution or the Merger.

The definitive agreements entered into in connection with the RMT include (1) an Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 15, 2019, by and among DuPont, N&Bco, IFF and Merger Sub I, (2) a Separation and Distribution Agreement (the “Separation and Distribution Agreement”), dated as of December 15, 2019, by and among DuPont, N&Bco and IFF, and (3) an Employee Matters Agreement, dated as of December 15, 2019 (the “Employee Matters Agreement”), by and among DuPont, N&Bco and IFF. DuPont, N&Bco and IFF (or, in some instances, only DuPont and N&Bco) will also enter into additional agreements, including, among others:

•	a Transition Services Agreement, which will govern the parties’ respective rights and obligations with respect to the provision of certain transition services;

•

a Tax Matters Agreement, which will govern, among other things, DuPont’s, on one hand, and N&Bco’s and IFF’s, on the other hand, respective rights, responsibilities and obligations with respect to taxes, tax attributes, the preparation and filing of tax returns, responsibility for and preservation of the expected tax-free status of the transactions contemplated by the Separation and Distribution Agreement and certain other tax matters; and

•	certain intellectual property licenses and other agreements to be discussed by DuPont, N&Bco and IFF prior to the consummation of the transactions.

The Separation and Distribution Agreement

The Separation and Distribution Agreement sets forth the terms and conditions regarding the separation of the N&B Business from DuPont. The Separation and Distribution Agreement identifies and provides for the transfer of certain assets by DuPont to N&Bco and the assumption of certain liabilities by N&Bco from DuPont.

The Separation and Distribution Agreement also governs the rights and obligations of DuPont and N&Bco regarding the Distribution. At DuPont’s election (subject to certain restrictions) pursuant to the Separation and Distribution Agreement, the Distribution may be effected by means of a pro rata distribution of N&Bco Common Stock to DuPont’s stockholders or through an exchange offer of DuPont Common Stock for N&Bco Common Stock, followed by a pro rata, clean-up distribution to DuPont’s stockholders of the remaining shares of N&Bco Common Stock held by DuPont that were not exchanged in the exchange offer.

The Separation and Distribution Agreement also sets forth other agreements between DuPont, N&Bco and IFF, including adjustments for working capital, debt and debt-like items and cash balances. The Separation and Distribution Agreement governs certain aspects of the relationship between DuPont and N&Bco after the Distribution, including provisions with respect to release of claims, indemnification, insurance, access to financial and other information and access to and provision of records. The parties have mutual ongoing indemnification obligations following the Distribution with respect to certain liabilities related to the N&B Business and the remaining DuPont business, respectively.

Consummation of the Distribution is subject to various conditions, including, among other things, the satisfaction or waiver of all conditions under the Merger Agreement, the completion of the reorganization and payment by N&Bco to DuPont of cash in an aggregate amount equal to $7.3 billion, subject to potential adjustment as described in the Separation and Distribution Agreement (the “Pre-Distribution Payment”). In connection with the Pre-Distribution Payment, N&Bco and IFF have entered into the Bridge Commitment Letter (as defined below) pursuant to which, among other things, certain parties thereto have committed to provide debt financing to N&Bco in aggregate principal amount of $7.5 billion for the purposes of making the Pre-Distribution Payment, which payment is subject to adjustment as described in the Separation and Distribution Agreement. The Separation and Distribution Agreement also provides that IFF will guaranty certain obligations of N&Bco following the First Merger.

The foregoing description of the Separation and Distribution Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Separation and Distribution Agreement, which is attached as Exhibit 2.2 and is incorporated herein by reference.

The Merger Agreement

As described above, the Merger Agreement provides that, immediately following the consummation of the Distribution, Merger Sub I will merge with and into N&Bco, with N&Bco surviving as a wholly owned subsidiary of IFF. Except as agreed between the parties, no fewer than 30 days (or, in some circumstances, 15 days) later, N&Bco will merge with and into Merger Sub II, with Merger Sub II surviving as a wholly-owned subsidiary of IFF. As a result of the First Merger, each share of N&Bco Common Stock then issued and outstanding (other than each share of N&Bco Common Stock held by N&Bco as treasury stock or by IFF, which, in each case, immediately prior to the effective time of the Merger shall be canceled and shall cease to exist, and no stock or other consideration shall be issued or delivered in exchange therefor) will automatically be converted into the right to receive a number of shares, or in the case of fractional shares, a cash payment in lieu of fractional shares as set forth in the Merger Agreement, subject to adjustment, of IFF Common Stock, and such shares will represent approximately 55.4% of the outstanding shares of IFF Common Stock on a fully diluted basis.

The Merger Agreement also provides that, as of immediately following the effective time of the First Merger, IFF shall set the size of its board of directors (the “IFF Board”) at 13 members, consisting of 7 current IFF directors selected by the IFF Board and 6 individuals selected by the DuPont Board. The IFF designees will include IFF’s Chairman and CEO, who will continue as Chairman and CEO of the combined company. DuPont’s Executive Chairman, Ed Breen, will join the board of the combined company as a DuPont designee and will serve as lead independent director upon the later of June 1, 2021 and the closing date.

Completion of the First Merger is subject to various closing conditions, including, among other things, (1) approval by IFF’s shareholders of the issuance of the IFF Common Stock pursuant to the Merger Agreement (the “Share Issuance”); (2) the effectiveness of the registration statements to be filed with the Securities and Exchange Commission (the “SEC”) pursuant to the Merger Agreement; (3) the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and obtaining certain other consents, authorizations, orders or approvals from governmental authorities; (4) the consummation of the N&Bco Special Cash Payment (as defined in the Separation and Distribution Agreement) in accordance with the terms of the Separation and Distribution Agreement; and (5) receipt by DuPont of a customary opinion from DuPont’s tax counsel. In connection with the transactions contemplated by the Merger Agreement, DuPont has entered into a voting agreement with Winder Investment Pte Ltd, a shareholder of IFF (the “IFF Shareholder”), pursuant to which the IFF Shareholder, among other things, agrees to vote its shares of IFF Common Stock in favor of the Share Issuance.

DuPont, N&Bco, IFF and Merger Sub I each make certain representations, warranties and covenants, as applicable, in the Merger Agreement, including covenants to conduct the N&B Business and the business of IFF and its subsidiaries in the ordinary course of business consistent with past practice, and not to take certain actions, during the period between signing and the effective time of the First Merger. IFF also agreed, among other things, that neither IFF nor any of its subsidiaries will (1) solicit alternative transactions or (2) enter into discussions concerning, or provide information or data in connection with, alternative transactions (except under limited circumstances described in the Merger Agreement, including where the IFF Board has received a proposal that could reasonably be expected to lead to a superior proposal and failure to take such action could be inconsistent with the directors’ fiduciary duties under applicable law, subject to certain notice conditions).

2

The Merger Agreement contains specified termination rights for DuPont and IFF, including the right of DuPont to terminate the Merger Agreement as a result of the IFF Board changing its recommendation that shareholders approve the Share Issuance, which would result in the payment of a termination fee of $521.5 million (the “Termination Fee”) payable to DuPont.

Further, if the Merger Agreement is terminated under certain circumstances where an alternative transaction proposal has been publicly made or disclosed prior to receipt of the approval of the Share Issuance by IFF’s shareholders and not withdrawn within specified time periods and IFF enters into an agreement with respect to, or consummates, an alternative transaction within 12 months of such termination, then IFF will be required to pay the Termination Fee to DuPont.

In addition, the Merger Agreement provides that IFF will reimburse DuPont’s transaction-related expenses in an amount up to $75 million if the Merger Agreement is terminated because IFF’s shareholders do not approve the Share Issuance. The amount of the Termination Fee payable pursuant to the preceding paragraph will be reduced by the amount of any expense reimbursement paid.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Merger Agreement, which is attached as Exhibit 2.1 and is incorporated herein by reference.

The Separation and Distribution Agreement and the Merger Agreement have been included to provide investors with information regarding their terms. They are not intended to provide any other factual information about DuPont or IFF. The representations, warranties, covenants and agreements contained in the Merger Agreement were made only for purposes of the Merger Agreement, as of the specific dates therein, were solely for the benefit of the parties to the Merger Agreement and the parties expressly identified as third-party beneficiaries thereto, as applicable (except as expressly provided therein), may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Separation and Distribution Agreement and the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, covenants and agreements therein or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the respective dates of the Merger Agreement, which subsequent information may or may not be fully reflected in DuPont’s and IFF’s respective public disclosures.

The Employee Matters Agreement

The Employee Matters Agreement, among other things, allocates among the parties the pre-and post-closing liabilities in respect of the current and former employees of the N&B Business (including liabilities in respect of employee compensation and benefit plans). Subject to various exceptions, N&Bco generally assumes liabilities in respect of the current and former employees of the N&B Business and any assets dedicated thereto, and DuPont generally retains all other employee liabilities and assets. Effective as of the closing of the First Merger, the Employee Matters Agreement provides that IFF will guaranty the obligations of N&Bco under the agreement.

Except to the extent otherwise required by applicable law or a labor agreement, for a period of eighteen (18) months following the closing of the First Merger (or in the case of long-term incentive awards, for the first regular grant of long-term incentive awards by IFF), the Employee Matters Agreement provides that the employees of the N&B Business immediately prior to the Closing who continue with N&Bco will generally receive at least the same base pay and target annual cash bonus compensation opportunity, a substantially similar long-term incentive award opportunity, aggregate employee benefits (specifically including severance but excluding certain other benefits) that are substantially no less favorable than and paid time off that is no less favorable than, in each case, such respective compensation or benefits to which such employees were entitled from DuPont immediately before the First Merger. The Employee Matters Agreement also provides that N&Bco will assume those labor agreements applicable to the continuing employees of the N&B Business.

3

DuPont equity incentive compensation awards held by active (but not former) employees generally will be converted as of the closing of the First Merger into awards in respect of IFF Common Stock (or cash in certain circumstances) based upon an agreed upon exchange ratio and on terms otherwise generally similar to those that applied to the underlying DuPont award (provided that performance-based vesting awards will be deemed earned at the actual level of performance as of the closing of the First Merger and will convert into time-based vesting awards).

Each of the parties also agree to certain 24-month non-solicitation of employees restrictions, subject to customary exceptions.

The N&Bco Commitment Letter

On December 15, 2019, N&Bco entered into a commitment letter (the “Bridge Commitment Letter”), by and among N&Bco, IFF, Morgan Stanley Senior Funding, Inc. (“MSSF”), Credit Suisse Loan Funding LLC and Credit Suisse AG, Cayman Islands Branch (collectively, “CS”), pursuant to which MSSF and CS commit to provide to N&Bco $7.5 billion in an aggregate principal amount of senior unsecured bridge term loans (the “Bridge Loans”), such commitment to be reduced by, among other things, (1) the amount of net cash proceeds received by N&Bco from any issuance of senior unsecured notes pursuant to a Rule 144A offering or other private placement and (2) certain qualifying term loan commitments under a senior unsecured term loan facility. The proceeds of any funded Bridge Loans will be used by N&Bco on the closing date to make the N&Bco Special Cash Payment and to pay the related transaction fees and expenses. The commitments under the Bridge Commitment Letter are subject to customary closing conditions. Following the consummation of the First Merger, all obligations of N&Bco with respect to the Bridge Loans (if any) or, if applicable, the replacement debt financing, will be guaranteed by IFF (or at the election of N&Bco and IFF, assumed by IFF following the Mergers).

4

About IFF

At IFF (NYSE:IFF) (Euronext Paris:IFF) (TASE:IFF), we’re using Uncommon Sense to create what the world needs. As a collective of unconventional thinkers and creators, we put science and artistry to work to create unique and unexpected scents, tastes, experiences and ingredients for the products our world craves. Learn more at iff.com, Twitter , Facebook, Instagram, and LinkedIn.

About DuPont

DuPont (NYSE:DD) is a global innovation leader with technology-based materials, ingredients and solutions that help transform industries and everyday life. Our employees apply diverse science and expertise to help customers advance their best ideas and deliver essential innovations in key markets including electronics, transportation, construction, water, health and wellness, food and worker safety. More information can be found at www.dupont.com.

About DuPont Nutrition & Biosciences

DuPont Nutrition & Biosciences applies expert science to advance market-driven, healthy and sustainable solutions for the food, beverage, dietary supplement and pharmaceutical industries. We also use cutting-edge biotechnology across a range of markets to advance bio-based solutions to meet the needs of a growing population, while protecting our environment for future generations. We are innovative solvers who help our customers turn challenges into high-value business opportunities. For more information: www.dupontnutritionandhealth.com or www.biosciences.dupont.com.

Additional Information and Where to Find It

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the proposed combination of Nutrition & Biosciences, Inc. (“N&Bco”), a wholly owned subsidiary of DuPont de Nemours, Inc. (“DuPont”), and International Flavors & Fragrances Inc. (“IFF”), which will immediately follow the proposed separation of N&Bco from DuPont (the “proposed transaction”), N&Bco, IFF, Neptune Merger Sub I Inc. (“Merger Sub I”) and Neptune Merger Sub II LLC (“Merger Sub II”) intend to file relevant materials with the SEC, including a registration statement on Form S-4 that will include a proxy statement/prospectus relating to the proposed transaction. In addition, N&Bco expects to file a registration statement in connection with its separation from DuPont. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFF, N&BCO, MERGER SUB I, MERGER SUB II AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to shareholders of IFF seeking approval of the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC may also be obtained from the respective companies by contacting the investor relations department of DuPont or IFF.

5

Cautionary Note on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding DuPont’s, IFF’s and N&Bco’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (1) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction, (2) changes in relevant tax and other laws, (3) any failure to obtain necessary regulatory approvals, approval of IFF’s shareholders, anticipated tax treatment or any required financing or to satisfy any of the other conditions to the proposed transaction, (4) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies that could impact the value, timing or pursuit of the proposed transaction, (5) risks and costs and pursuit and/or implementation of the separation of N&Bco, including timing anticipated to complete the separation, any changes to the configuration of businesses included in the separation if implemented, (6) risks related to indemnification of certain legacy liabilities of E. I. du Pont de Nemours and Company (“Historical EID”) in connection with the distribution of Corteva Inc. on June 1, 2019 (the “Corteva Distribution”), (7) potential liability arising from fraudulent conveyance and similar laws in connection with DuPont’s distribution of Dow Inc. on April 1, 2019 and/or the Corteva Distributions (the “Previous Distributions”), (8) failure to effectively manage acquisitions, divestitures, alliances, joint ventures and other portfolio changes, including meeting conditions under the Letter Agreement entered in connection with the Corteva Distribution, related to the transfer of certain levels of assets and businesses, (9) uncertainty as to the long-term value of DuPont common stock, (10) potential inability or reduced access to the capital markets or increased cost of borrowings, including as a result of a credit rating downgrade, (11) inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America and related standards, or on an adjusted basis, (12) the integration of IFF and its Frutarom business and/or N&Bco being more difficult, time consuming or costly than expected, (13) the failure to achieve expected or targeted future financial and operating performance and results, (14) the possibility that IFF may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Frutarom and N&Bco, (15) customer loss and business disruption being greater than expected following the proposed transaction, (16) the impact of divestitures required as a condition to consummation of the proposed transaction as well as other conditional commitments, (17) legislative, regulatory and economic developments; (18) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)), (19) potential litigation relating to the proposed transaction that could be instituted against DuPont, IFF or their respective directors, (20) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (21) negative effects of the announcement or the consummation of the transaction on the market price of DuPont’s and/or IFF’s common stock, (22) risks relating to the value of the IFF shares to be issued in the transaction and uncertainty as to the long-term value of IFF’s common stock, (23) risks relating to IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, including expenses incurred with respect to the investigations, the cost of any remedial measures or compliance programs arising out of the investigations, legal proceedings or government investigations that may arise relating to the subject of IFF’s investigations, and the outcome of any such legal or government investigations, such as the imposition of fines, penalties, orders, or injunctions, (24) the impact of the failure to comply with U.S. or foreign anti-corruption and anti-bribery laws and regulations, including with respect to IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, (25) the impact of the outcome of legal claims, regulatory investigations and litigation, including any that may arise out of IFF’s ongoing investigations into improper payments made in Frutarom businesses principally operating in Russia and the Ukraine, (26) the ability of N&Bco or IFF to retain and hire key personnel, (27) the risk that N&Bco, as a newly formed entity that currently has no credit rating, will not have access to the capital markets on acceptable terms, (28) the risk that N&Bco and IFF will incur significant indebtedness in connection with the potential transaction, and the degree to which IFF will be leveraged following completion of the potential transaction may materially and adversely affect its business, financial condition and results of operations, (29) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, and (30) other risks to DuPont’s, N&Bco’s and IFF’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; ability, cost and impact on business operations, including the supply chain, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; outcome of significant litigation, environmental matters and other commitments and contingencies; failure to appropriately manage process safety and product stewardship issues; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions, including tariffs, trade disputes and retaliatory actions; impairment of goodwill or intangible assets; the availability of and fluctuations in the cost of energy and raw materials; business or supply disruption, including in connection with the Previous Distributions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns which could result in a significant operational event for DuPont, N&Bco or IFF, adversely impact demand or production; ability to discover, develop and protect new technologies and to protect and enforce DuPont’s, N&Bco’s or IFF’s intellectual property rights; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the registration statement and merger proxy on Form S-4 to be filed by IFF and the registration statement on Form 10 to be filed by N&Bco. While the list of factors presented here is, and the list of factors to be presented in any registration statement filed in connection with the transaction are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Further lists and descriptions of risks and uncertainties can be found in each of IFF’s and DuPont’s Form 10-Q for the period ended September 30, 2019 and each of IFF’s and DuPont’s respective subsequent reports on Form 10-Q, Form 10-K and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Any other risks associated with the proposed transaction will be more fully discussed in any registration statement filed with the SEC. While the list of factors presented here is, and the list of factors that may be presented in a registration statement of IFF or N&Bco would be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IFF’s, DuPont’s or N&Bco’s consolidated financial condition, results of operations, credit rating or liquidity. None of IFF, DuPont nor N&Bco assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, DuPont, IFF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of DuPont may be found in its Annual Report on Form 10-K filed with the SEC on February 11, 2019 and its definitive proxy statement filed with the SEC on May 1, 2019. Information about the directors and executive officers of IFF may be found in its definitive proxy statement filed with the SEC on March 18, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.

6

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated December 15, 2019, by and among DuPont de Nemours Inc., Nutrition & Biosciences, Inc., International Flavors & Fragrances Inc. and Neptune Merger Sub I Inc.

2.2	Separation and Distribution Agreement, dated as of December 15, 2019, by and among DuPont de Nemours Inc., Nutrition & Biosciences, Inc. and International Flavors & Fragrances Inc.

10.1	Employee Matters Agreement, dated as of December 15, 2019, by and among DuPont de Nemours Inc., Nutrition & Biosciences, Inc. and International Flavors & Fragrances Inc.

104	This cover page from this Current Report on Form 8-K, formatted in Inline XBRL.

7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DUPONT DE NEMOURS, INC. Registrant

Date: December 18, 2019	By:	/s/ Jeanmarie Desmond
	Name:	Jeanmarie Desmond
	Title:	Chief Financial Officer

8

Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among

DUPONT DE NEMOURS, INC.,

NUTRITION & BIOSCIENCES, INC.,

INTERNATIONAL FLAVORS & FRAGRANCES INC.

and

NEPTUNE MERGER SUB I INC.

Dated as of December 15, 2019

TABLE OF CONTENTS

Article I

DEFINITIONS

Section 1.1	Definitions	2
Section 1.2	Cross References	20
Section 1.3	Interpretation	25

Article II

THE CLOSING

Section 2.1	Closing	28
Section 2.2	Effective Time	28

Article III

THE MERGER

Section 3.1	The Merger	29
Section 3.2	Effect on Capital Stock	29
Section 3.3	Distribution of RMT Partner Common Stock	30
Section 3.4	Fractional Shares	32
Section 3.5	Charter and Bylaws of Surviving Corporation; Directors and Officers	33
Section 3.6	RMT Partner Board	33
Section 3.7	Tax Withholding	35

Article IV

CONVERSION OF EQUITY AWARDS

Section 4.1	Remainco Equity Awards	35

Article V

REPRESENTATIONS AND WARRANTIES OF REMAINCO RELATING TO REMAINCO

Section 5.1	Organization of Remainco	36
Section 5.2	Due Authorization	36
Section 5.3	No Conflict	37
Section 5.4	Governmental Consents	37
Section 5.5	Litigation and Proceedings	37

2

3

EXHIBITS

Exhibit A	Separation and Distribution Agreement
Exhibit B	Form of Tax Matters Agreement
Exhibit C	Form of Employee Matters Agreement
Exhibit D	Form of Transition Services Agreement
Exhibit E	Form of Intellectual Property Cross-License Agreement
Exhibit F	RMT Partner Representation Letter

4

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 15, 2019, is by and among DuPont de Nemours, Inc., a Delaware corporation (“Remainco”), Nutrition & Biosciences, Inc., a Delaware corporation and wholly owned Subsidiary of Remainco (“Spinco”), International Flavors & Fragrances Inc., a New York corporation (“RMT Partner”), and Neptune Merger Sub I Inc., a Delaware corporation and newly formed direct wholly owned Subsidiary of RMT Partner (“Merger Sub”). Each of the foregoing parties is referred to herein as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, RMT Partner is a New York corporation with its outstanding shares of common stock, par value $0.125 per share (“RMT Partner Common Stock”), listed and traded on the New York Stock Exchange (the “NYSE”);

WHEREAS, Remainco is a Delaware corporation with its outstanding shares of common stock, par value $0.01 per share (“Remainco Common Stock”), listed and traded on the NYSE;

WHEREAS, contemporaneously with the execution of this Agreement, Remainco, Spinco and RMT Partner are entering into the Separation and Distribution Agreement, pursuant to which Remainco will (in accordance with the Internal Reorganization) separate the Spinco Business so that, as of the Distribution, the Spinco Business is held by members of the Spinco Group;

WHEREAS, in connection with the Separation, Spinco will make the Spinco Special Cash Payment in accordance with the terms of the Separation and Distribution Agreement (and subject to the adjustments set forth therein);

WHEREAS, after the Separation and pursuant to the Separation and Distribution Agreement, Remainco will distribute to the holders of Remainco Common Stock all of the issued and outstanding shares of Spinco Common Stock (a) by means of a pro rata distribution (the “Spin-Off”) or (b) by way of an offer to exchange shares of Spinco Common Stock for outstanding shares of Remainco Common Stock (the “Exchange Offer”) (to be followed by a Clean-Up Spin-Off);

WHEREAS, immediately following the Distribution and pursuant to this Agreement, at the Effective Time, the Parties will effect the merger of Merger Sub with and into Spinco, with Spinco continuing as the surviving corporation, all upon the terms and subject to the conditions set forth herein;

WHEREAS, on or after the Second Merger Date, RMT Partner shall cause Spinco to merge with and into a Delaware limited liability company that is a newly formed direct wholly owned Subsidiary of RMT Partner (such Subsidiary, “Merger Sub 2”), with Merger Sub 2 continuing as the surviving entity;

WHEREAS, the Board of Directors of RMT Partner (the “RMT Partner Board”) has (a) approved and deemed advisable this Agreement and the transactions contemplated hereby, including the Merger and the RMT Partner Share Issuance, (b) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interest of RMT Partner and its shareholders and (c) resolved to recommend the approval by the shareholders of RMT Partner of the RMT Partner Share Issuance (the “RMT Partner Recommendation”);

WHEREAS, (a) the Board of Directors of Merger Sub (the “Merger Sub Board”) has (i) approved and deemed advisable this Agreement and the transactions contemplated hereby, including the Merger, and (ii) resolved to recommend the adoption of this Agreement by the sole stockholder of Merger Sub; and (b) RMT Partner has approved and adopted, as Merger Sub’s sole stockholder, this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, (a) the Board of Directors of Spinco (the “Spinco Board”) has (i) approved and deemed advisable this Agreement and the Separation and Distribution Agreement and the transactions contemplated hereby and thereby, including the Internal Reorganization, the Separation and the Merger, and (ii) resolved to recommend the adoption of this Agreement by Remainco, as the sole stockholder of Spinco; and (b) Remainco has approved and adopted, as Spinco’s sole stockholder, this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, the Board of Directors of Remainco (the “Remainco Board”) has approved this Agreement and the Separation and Distribution Agreement and the transactions contemplated hereby and thereby, including the Internal Reorganization, the Separation, the Distribution and the Merger, subject to such further action of the Remainco Board required, if applicable, to determine the structure of the Distribution, establish the Distribution Record Date and the Distribution Date, and the effectiveness of the declaration of the Distribution by the Remainco Board (which is subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation and Distribution Agreement); and

WHEREAS, for U.S. federal income tax purposes, it is intended that the Contribution, the Distribution, the Spinco Special Cash Payment, the Merger and the Second Merger qualify for the Intended Tax Treatment.

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. As used herein, the following terms have the following meanings:

“Acceptable Confidentiality Agreement” means a confidentiality agreement containing confidentiality provisions that are no less favorable in the aggregate to RMT Partner than those contained in the Confidentiality Agreement.

“Action” means any action, written demand, claim, cause of action, suit, countersuit, arbitration, formal inquiry, case, litigation, subpoena, audit, hearing, proceeding or investigation (whether civil, criminal or administrative and whether at law or in equity), in each case, by or before any court or grand jury, any Governmental Authority or any arbitration or mediation tribunal or authority.

“Affiliate” means, when used with respect to a specified Person, a Person that controls, is controlled by, or is under common control with such specified Person. As used herein, “control” (including with correlative meanings, “controlled by” and “under common control with”), when used with respect to any specified Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by Contract or otherwise. It is expressly agreed that, from and after the Distribution, solely for purposes of this Agreement and the other Transaction Documents, (a) each member of the Spinco Group shall be deemed not to be an Affiliate of any member of the Remainco Group and (b) each member of the Remainco Group shall be deemed not to be an Affiliate of any member of the Spinco Group.

“Ancillary Agreements” has the meaning set forth in the Separation and Distribution Agreement.

“Anti-Corruption Laws” means Laws relating to anti-bribery or anti-corruption (governmental or commercial), including Laws that prohibit the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any foreign Government Official or other Person to obtain a business advantage, including, without limitation, the United States Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”), the UK Bribery Act of 2010 and all national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Below Investment Grade Rating” means a corporate family rating (CFR) of below “Baa3” (or the equivalent) from Moody’s Investors Services, Inc. and a long-term issuer credit rating of below “BBB-” (or the equivalent) from Standard & Poor’s Financial Services LLC.

“Business Day” means any day, other than a Saturday, Sunday, or a day on which banking institutions are authorized or obligated by Law to be closed in New York, New York, United States.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” means each collective bargaining agreement, labor agreement or similar written Contract with a labor union, labor organization or other employee representative body and each written contract with a works council.

“Competition Laws” means statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other Laws of any jurisdiction that are designed or intended to prohibit, restrict or regulate actions that may have the purpose or effect of creating a monopoly, lessening competition or restraining trade, including the HSR Act and other similar competition or antitrust laws of any jurisdiction other than the United States.

“Confidentiality Agreement” means that certain letter agreement by and between Remainco and RMT Partner, dated September 9, 2019, as supplemented from time to time.

“Consent” means any consent, waiver or approval from, authorization of or notification requirement to, any Person.

“Contract” means any legally binding contract, agreement, lease, license, indenture, note or other binding instrument, understanding or arrangement (whether written or oral). Contract shall not include any (a) Collective Bargaining Agreement, Remainco Benefit Plan, Spinco Benefit Plan, RMT Partner Benefit Plan; (b) individual purchase orders or statements of work with customers or suppliers; (c) confidentiality agreements; (d) intercompany agreements addressed by the Separation and Distribution Agreement; or (e) permit or license issued by any Governmental Authority.

“Contribution” has the meaning set forth in the Separation and Distribution Agreement.

“Conversion Equity Award” has the meaning set forth in the Employee Matters Agreement.

“Conveyancing and Assumption Instruments” has the meaning set forth in the Separation and Distribution Agreement.

“Copyright” has the meaning set forth in the Separation and Distribution Agreement.

“Corteva Letter Agreement” has the meaning set forth in the Separation and Distribution Agreement.

“Data Protection Laws” has the meaning set forth in the Separation and Distribution Agreement.

“Data Security Requirements” means, with respect to any Person, (a) applicable Data Protection Laws, (b) contractual obligations of such Person and (c) such Person’s own publicly posted or otherwise binding privacy policies, in each of the foregoing clauses (a) through (c) relating to privacy, data protection, security, or processing of Personal Data by or on behalf of such Person or the business of such Person.

“DGCL” means the Delaware General Corporation Law.

“Distribution” has the meaning set forth in the Separation and Distribution Agreement.

“Distribution Date” means the “Spinco Distribution Date” as defined in the Separation and Distribution Agreement.

“Distribution Disclosure Documents” has the meaning set forth in the Separation and Distribution Agreement.

“Distribution Record Date” means the “Record Date” as defined in the Separation and Distribution Agreement.

“Distribution Registration Statement” means the registration statement on Form 10 or on Forms S-1/S-4, as applicable, to be filed by Spinco with the SEC to effect the registration under the Securities Act or the Exchange Act, as applicable, of the shares of Spinco Common Stock that will be received by holders of Remainco Common Stock in connection with the Distribution, as such registration statement may be amended or supplemented from time to time prior to the Distribution.

“DWDP SDA” means that certain Separation and Distribution Agreement, dated as of April 1, 2019, by and among Remainco (then known as DowDuPont Inc.), Dow Inc., a Delaware corporation (“Dow”), and Corteva, Inc. (“Corteva”), a Delaware corporation (as modified, amended and/or supplemented pursuant to the Corteva Letter Agreement).

“DWDP TMA Transaction” has the meaning set forth in the Tax Matters Agreement.

“Employee Matters Agreement” means the Employee Matters Agreement, dated as of the date hereof, among Remainco, Spinco and RMT Partner, attached as Exhibit C to this Agreement.

“Environmental Laws” means all Laws relating to pollution or protection of the environment or, as such relates to exposure to Hazardous Materials, to human health or safety, including Laws relating to the exposure to, or Release, threatened Release or the presence of Hazardous Materials, or otherwise relating to the manufacture, processing, generation, distribution, use, treatment, storage, recycling, emission, discharge, labeling, management, transport or handling of Hazardous Materials and all Laws with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Materials, and all Laws relating to endangered or threatened species of fish, wildlife and plants and damage to and the protection of natural resources.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Person, any trade or business (whether or not incorporated) which together with such Person or any of its Subsidiaries would be treated as a single employer under Section 414 of the Code or Section 4001 of ERISA.

“Exchange Act” means the U.S. Securities Exchange Act of 1934.

“Exchange Ratio” means the New Issuance divided by the number of shares of Spinco Common Stock issued and outstanding immediately prior to the Effective Time, subject to adjustment as set forth herein.

“FDA” means the U.S. Food and Drug Administration.

“Financing Sources” means any agent, arranger, lender, underwriter, initial purchaser, placement agent or other entity that has committed to provide, arrange, underwrite or place, or has entered into definitive agreements related to, any Financing, including the Spinco Lenders and the parties to any commitment letters, engagement letters, joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their respective Affiliates and their and their Affiliates’ respective officers, directors, employees, agents, representatives and their respective successors or permitted assigns, in each case, solely in their respective capacities as such.

“Former Spinco Business Employee” has the meaning set forth in the Employee Matters Agreement.

“French Offer Letter” has the meaning set forth in the Separation and Distribution Agreement.

“French Spinco Assets” has the meaning set forth in the Separation and Distribution Agreement.

“French Spinco Business” has the meaning set forth in the Separation and Distribution Agreement.

“French Spinco Liabilities” has the meaning set forth in the Separation and Distribution Agreement.

“Fully Diluted RMT Partner Shares” means the number of outstanding shares of RMT Partner Common Stock as of immediately before the Effective Time on a fully-diluted, as converted and as exercised basis in accordance with the treasury stock method, including shares of RMT Partner Common Stock underlying outstanding RMT Partner Equity Awards and any other outstanding securities convertible into or exercisable for shares of RMT Partner Common Stock (including the RMT Partner Tangible Equity Units).

“GAAP” means generally accepted accounting principles in the United States.

“Government Official” means (a) any elected or appointed governmental official (e.g., a member of a ministry of health), (b) any employee or Person acting for or on behalf of a governmental official, agency or enterprise performing a governmental function, (c) any candidate for public office, political party officer, employee or person acting for or on behalf of a political party or candidate for public office or (d) any Person otherwise categorized as a Government Official under local Law. As used in this definition, “government” includes all levels and subdivisions of U.S. and non-U.S. governments (i.e., local, regional or national and administrative, legislative or executive).

“Governmental Authority” means any nation or government, any state, municipality or other political subdivision thereof, and any entity, body, agency, commission, department, board, bureau, court, unit, tribunal or other instrumentality, whether federal, state, local, domestic, foreign or multinational, exercising executive, legislative, judicial, taxing, regulatory, administrative or other similar functions of, or pertaining to, government and any executive official thereof.

“Governmental Order” means any order, writ, judgment, ruling, injunction, decree, stipulation, consent, determination or award promulgated, enforced or entered by or with any Governmental Authority.

“Hazardous Material” means (a) any petroleum or petroleum products, radioactive materials, radon, asbestos or asbestos-containing materials in any form, lead-based paint, urea formaldehyde foam insulation, polychlorinated biphenyls or PFAS Substances; (b) any chemicals, materials, substances, compounds, mixtures, products or byproducts, biological agents, pollutants, contaminants or wastes that are now or hereafter become defined or characterized as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “special waste,” “toxic substances,” “pollutants,” “contaminants,” “toxic,” “dangerous,” “corrosive,” “flammable,” “reactive,” “radioactive,” or words of similar import; or (c) any other chemical, material or substance that is regulated or for which liability can be imposed under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” of any Person means, without duplication, (a) all obligations of such Person for borrowed money (whether current or funded, fixed or contingent, secured or unsecured); (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments; and (c) any guarantee by such Person (other than customary non-recourse carve-out or “badboy” guarantees) of any obligation described in the preceding clauses (a) through (c).

“Information” has the meaning set forth in the Separation and Distribution Agreement.

“Intellectual Property” has the meaning set forth in the Separation and Distribution Agreement.

“Intellectual Property Cross-License Agreement” means the Intellectual Property Cross-License Agreement, substantially in the form attached hereto as Exhibit E, effective as of the date set forth in the Separation Plan, by and among members of the Remainco Group and members of the Spinco Group.

“Intended Tax Treatment” means the following U.S. federal income Tax consequences in connection with the Separation, the Contribution, the Spinco Special Cash Payment, the Merger, the Second Merger and certain related transactions:

(a) the qualification of the Contribution, Spinco Special Cash Payment and the Distribution, taken together, as a “reorganization” under Sections 355(a) and 368(a)(1)(D) of the Code;

(b) the nonrecognition of gain or loss by Remainco on the receipt of the Spinco Special Cash Payment, except to the extent the amount of the Spinco Special Cash Payment exceeds Remainco’s adjusted tax basis in Spinco Common Stock and assuming Remainco transfers to creditors or distributes to shareholders the cash received in the Spinco Special Cash Payment in pursuance of the plan of reorganization within the meaning of Section 361(b)(1) of the Code;

(c) the qualification of the Distribution as a transaction in which the Spinco Common Stock distributed to holders of Remainco Common Stock is “qualified property” for purposes of Sections 355 and 361(c) of the Code (and neither Section 355(d) nor Section 355(e) of the Code causes such Spinco Common Stock to be treated as other than “qualified property” for such purposes);

(d) the nonrecognition of income, gain or loss by Remainco and Spinco on the Contribution and the Distribution under Sections 355, 361 and/or 1032 of the Code, as applicable, other than intercompany items or excess loss accounts, if any, taken into account pursuant to the Treasury Regulations promulgated pursuant to Section 1502 of the Code or the triggering or recapturing of any deferred gain or similar items (e.g. including pursuant to a gain recognition agreement or dual consolidated loss election) that is not excludable by reason of the tax-free status of the Contribution and Distribution;

(e) the nonrecognition of income, gain or loss by holders of Remainco Common Stock upon the receipt of Spinco Common Stock in the Distribution (except with respect to the receipt of cash in lieu of fractional shares of Spinco Common Stock, if any) under Section 355 of the Code;

(f) the nonrecognition of income, gain or loss by Remainco on the distribution of the proceeds of the Spinco Special Cash Payment to Remainco creditors or shareholders under Section 361(b) of the Code; and

(g) the treatment of the Merger and the Second Merger as an integrated plan described in Revenue Ruling 2001-46, 2001-2 C.B. 321 and the qualification of the Merger and the Second Merger as a “reorganization” within the meaning of Section 368(a) of the Code pursuant to Section 368(a)(1)(A) in which no income, gain or loss will be recognized by Remainco, Spinco, Merger Sub, or the holders of Spinco Common Stock (except with respect to the receipt of cash in lieu of fractional shares of RMT Partner Common Stock).

“Interests” means shares, partnership interests, limited liability company interests, voting interests or any other equity interests in any Person.

“Internal Reorganization” has the meaning set forth in the Separation and Distribution Agreement.

“IRS” means the U.S. Internal Revenue Service.

“IT Assets” has the meaning set forth in the Separation and Distribution Agreement.

“knowledge” means (a) with respect to Remainco or Spinco, the actual knowledge of the persons set forth in Section 1.1(a) of the Spinco Disclosure Schedule and (b) with respect to RMT Partner, the actual knowledge of the persons set forth in Section 1.1(a) of the RMT Partner Disclosure Schedule.

“Know-How” has the meaning set forth in the Separation and Distribution Agreement.

“Law” means any U.S. or non-U.S. federal, national, supranational, European Union, state, provincial, local or similar statute, constitution, law, ordinance, regulation, rule, code, treaty, order, requirement or rule of law (including common law) or other binding directives, in each case, enacted, promulgated, issued, entered into or taken by any Governmental Authority or any rule or requirement of any securities exchange.

“Liability” means any liability, debts and obligations (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether direct or indirect, and whether due or to become due and including those arising under any Contract, Action or Governmental Order).

“Lien” means any lien (statutory or otherwise), claim, security interest, mortgage, deed of trust, charge, hypothecation, option, pledge, license, easement, title defect or use or transfer restriction.

“Loss” or “Losses” means any and all damages, losses, deficiencies, Liabilities, obligations, penalties, judgments, settlements, claims, payments, fines, interest, costs and expenses (including the costs and expenses of any and all Actions and demands, assessments, judgments, settlements and compromises relating thereto and the reasonable costs and expenses of attorneys’, accountants’, consultants’ and other professionals’ fees and expenses incurred in the investigation or defense thereof or the enforcement of rights hereunder).

“Multiemployer Plan” means a “multiemployer plan” (as such term is defined in Section 3(37) or 4001(a)(3) of ERISA).

“New Issuance” means (a) the Fully Diluted RMT Partner Shares multiplied by (b) the quotient of 55.4 divided by 44.6.

“Off-the-Shelf Software” means Software licensed from a third party on general commercial terms that continues to be commonly available for license on general commercial terms with annual license, maintenance, support and other fees not exceeding $500,000.

“Organizational Documents” means (a) with respect to any corporation, its articles or certificate of incorporation and bylaws; (b) with respect to any limited liability company, its articles or certificate of organization, association or formation and its operating agreement or limited liability company agreement or documents of similar substance; (c) with respect to any limited partnership, its certificate of limited partnership and partnership agreement or governing or organizational documents of similar substance; and (d) with respect to any other entity, governing or organizational documents of similar substance to any of the foregoing, in the case of each of clauses (a) through (d) above, as may be in effect from time to time.

“Other Covered Party” means any political party or party official, or any candidate for political office.

“Patent” has the meaning set forth in the Separation and Distribution Agreement.

“Permits” means licenses, franchises, permits, certificates, approvals and authorizations from Governmental Authorities.

“Permitted Liens” means (a) mechanics,’ materialmen’s and similar Liens with respect to any amounts (i) not yet due and payable or (ii) which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (b) Liens for Taxes (i) not yet due and payable or (ii) which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP; (c) purchase money Liens and Liens securing rental payments under capital lease agreements; (d) pledges or deposits under workers’ compensation legislation, unemployment insurance Laws or similar Laws; (e) good faith deposits in connection with bids, tenders, leases, Contracts or other agreements, including rent security deposits; (f) pledges or deposits to secure public or statutory obligations or appeal bonds; (g) with respect to real property, (i) easements, declarations, covenants, rights-of-way, restrictions and other similar charges, instruments or encumbrances that, in each case, do not (x) secure any obligation to pay money or (y) materially impair the present use or occupancy of such real property; (ii) zoning ordinances, variances, conditional use permits and similar regulations, permits, approvals and conditions which are not violated by the present use or occupancy of the real property subject thereto; (iii) Liens not created by the Parties that affect the underlying fee interest of any leased real property which do not materially impair the present use or occupancy of such leased real property; (iv) any state of facts that an accurate survey or inspection of the property would disclose to the extent such matters or states of fact do not materially detract from the value or materially impair the present use or occupancy of such real property; and (v) any Real Property Restrictions; (h) to the extent released or terminated at or prior to the Closing Date, Liens securing payment, or any other obligations, of any Person with respect to indebtedness; (i) Liens expressly referred to in the Remainco SEC Documents or the RMT Partner SEC Documents; (j) licenses and similar grants of Intellectual Property granted in the ordinary course of business; (k) other Liens that do not (x) secure any obligation to pay money or (y) materially detract from the value, market value or marketability of, or materially impair the current use of, the assets subject thereto; and (l) Liens described on Section 1.1(b) of the RMT Partner Disclosure Schedule.

“Permitted Transfers” means transfers of Spinco Dedicated Employees out of the group of Spinco Dedicated Employees as a result of (a) arrangements existing prior to the date hereof that provide for individuals in a Field Engineer or Management Leadership Development Program or other similar leadership development or training program to rotate out of the Spinco Business in the ordinary course of such program; (b) unforeseen material personal circumstances (e.g., relocation) of Spinco Dedicated Employees that would otherwise ordinarily result in their resignation from employment which have been reasonably approved by Remainco’s Chief Human Resources Officer or the Human Resources leader of the Spinco Business, in each case, acting in good faith and taking into consideration the best interests of the Spinco Business when evaluating such proposed transfer; or (c) applications in process prior to the date hereof for open positions outside of the Spinco Group; provided, however, that in no event shall any individual in a Spinco Key Executive Role be permitted to have, undergo or otherwise experience a Permitted Transfer; provided, further that, prior to any individual who is a direct report of any individual in a Spinco Key Executive Role having, undergoing or otherwise experiencing a Permitted Transfer, Remainco’s Chief Human Resources Officer or the Human Resources leader of the Spinco Business shall consult with the Chief Human Resources Officer of RMT Partner regarding such transfer (and such Chief Human Resources Officer of RMT Partner shall act in good faith and take into consideration the best interests of the Spinco Business when evaluating such proposed transfer), and in the event that RMT Partner (x) approves of such transfer or has not rejected such transfer within five (5) Business Days following notice of such intended transfer, such transfer shall constitute a “Permitted Transfer” or (y) rejects such transfer, such transfer shall not occur and shall not constitute a “Permitted Transfer”.

“Person” means an individual, a general or limited partnership, a corporation, a trust, a joint venture, an unincorporated organization, a limited liability entity, any other entity and any Governmental Authority.

“Personal Data” has the meaning set forth in the Separation and Distribution Agreement.

“PFAS Substances” means any perfluoroalkyl, polyfluoroalkyl, or perfluorooctanoic substances, perfluorooctanoic acid, hexafluoropropylene oxide (HFPO) dimer acid, and any substances colloquially referred to as “PFAS”, “PFOA”, “PFOS” and/or “GenX,” and including, in each case, any acids, salts or derivatives thereof.

“Prime Rate” means the prime rate set forth in the Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made.

“Processing” (and its cognates) shall have the meaning set forth in the Separation and Distribution Agreement.

“Qualified Spinco Common Stock” means Spinco Common Stock received by holders of Remainco Common Stock pursuant to the Distribution, except for any Spinco Common Stock that is received in the Distribution by holders of Remainco Common Stock who acquired their Remainco Common Stock as part of a plan (or series of related transactions) that includes the Distribution, within the meaning of Section 355(e) of the Code and the Treasury Regulations promulgated thereunder. This definition (and the application thereof) is intended to monitor compliance with Section 355(e) of the Code and shall be interpreted accordingly.

“Real Property Restrictions” has the meaning set forth in the Separation and Distribution Agreement.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Material through or in the air, soil, surface water, groundwater or property.

“Remainco Assets” has the meaning set forth in the Separation and Distribution Agreement.

“Remainco Business” has the meaning set forth in the Separation and Distribution Agreement.

“Remainco Entities” means Remainco and its Subsidiaries (other than the Spinco Entities).

“Remainco Equity Award” has the meaning set forth in the Employee Matters Agreement.

“Remainco Group” has the meaning set forth in the Separation and Distribution Agreement.

“Remainco Liabilities” has the meaning set forth in the Separation and Distribution Agreement.

“Remainco Material Adverse Effect” means any state of facts, circumstance, condition, change, event, development, occurrence, result or effect (each, an “Effect”) that has a material adverse effect on the ability of Remainco to consummate the Separation, the Distribution and the Merger.

“Remainco SEC Documents” means all forms, reports, Schedules, statements and other documents required to be filed or furnished by Remainco, Spinco or DowDuPont Inc. with the SEC since January 1, 2018.

“Remainco Stock Plan” has the meaning set forth in the Employee Matters Agreement.

“Remainco’s Tax Counsel” means Skadden, Arps, Slate, Meagher & Flom LLP.

“Representatives” means, with respect to any Person, such Person’s directors, managers, members, officers, employees, agents, partners, attorneys, financial advisors, consultants, other advisors or other Persons acting on behalf of such Person.

“Required Periods” means, in the case of a balance sheet, such date or dates, or, in the case of statements of earnings, cash flows and equity, such periods or periods, as are required to be provided by applicable Law (in each case, after giving effect to any waiver, amendment, modification, interpretation, guidance, or other form of relief made available by the applicable Governmental Authority) in connection with the Securities Filings and to effectuate the transactions contemplated by this Agreement, subject to Section 8.22(c) of the Spinco Disclosure Schedule.

“RMT Partner Term Credit Facility” means that certain Credit Agreement, dated as of June 6, 2018 and as amended as of July 13, 2018, among RMT Partner, certain Subsidiaries of RMT Partner, the lenders party thereto from time to time, and Morgan Stanley Senior Funding, Inc., as administrative agent.

“RMT Partner Datasite” means the datasite entitled “Project Icon” established by RMT Partner and hosted by Intralinks for purposes of due diligence of RMT Partner and the RMT Partner Subsidiaries and their respective businesses in connection with the transactions contemplated hereby.

“RMT Partner Disclosure Schedule” means the Disclosure Schedule delivered by RMT Partner to Remainco and Spinco on the date hereof and attached hereto.

“RMT Partner Employee” means each individual employed by the RMT Partner Entities immediately prior to the Effective Time.

“RMT Partner Entities” means RMT Partner and its Subsidiaries.

“RMT Partner Equity Award” means a RMT Partner Option, RMT Partner SAR, RMT Partner Restricted Stock, RMT Partner PSU Award or RMT Partner RSU Award.

“RMT Partner Key Executive Role” means the position of the principal executive officer of RMT Partner or his or her direct reports.

“RMT Partner Leased Real Property” means all real property leased, subleased, licensed or otherwise occupied by the RMT Partner Entities.

“RMT Partner Leases” means any real property leases, subleases, licenses or other occupancy agreements with respect to any RMT Partner Leased Real Property, including all amendments, extensions, renewals, guaranties or other agreements with respect thereto.

“RMT Partner License” means each material license or other material grant under which RMT Partner or any of its Subsidiaries (a) is a licensee or otherwise has been granted or has obtained or (b) is a licensor or otherwise agrees to grant or provide rights to use or register any Intellectual Property, other than (x) in the case of clause (a), licenses for unmodified, commercially available Off-the-Shelf Software used by RMT Partner or any of its Subsidiaries solely for their internal purposes or (y) in the case of clause (b), non-exclusive licenses granted in the ordinary course of business consistent with past practice.

“RMT Partner Material Adverse Effect” means any Effect that, individually or in the aggregate with such other Effects has a material adverse effect on (a) the business, condition (financial or otherwise), assets or results of operations of RMT Partner and the RMT Partner Subsidiaries, taken as a whole, or (b) the ability of the RMT Partner to consummate the Merger; provided, however, that, in the case of the foregoing clause (a) only, none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there is a RMT Partner Material Adverse Effect: any Effect to the extent resulting from or arising in connection with (i) any changes resulting from general market, economic, financial, capital markets, international trade (including the imposition or adjustment of tariffs) or political or regulatory conditions, (ii) any changes or proposed changes after the date hereof to applicable Law or GAAP (or, in each case, authoritative interpretations thereof), (iii) any changes resulting from weather, natural disaster or any man-made disaster, any act of terrorism, war, national or international hostilities, or any worsening thereof, (iv) any changes generally affecting the industries in which RMT Partner and the RMT Partner Subsidiaries conduct their businesses, (v) any changes resulting from the execution of this Agreement or the other Transaction Documents, the identity of Spinco and Remainco as counterparties hereto, or the announcement of this Agreement or the other Transaction Documents, or the transactions contemplated hereby and thereby, including any loss of employees or customers, any cancellation of or delay in customer orders or any disruption in or termination of (or loss of or other negative effect or change with respect to) customer, supplier, distributor or similar business relationships or partnerships resulting from the transactions contemplated by this Agreement or the other Transaction Documents (provided that this clause (v) does not apply in the context of any representation or warranty that is intended to address the consequences of the execution, delivery or performance of this Agreement or the other Transaction Documents, the consummation of the Merger or the other transactions contemplated hereby or the performance of obligations hereunder or thereunder), (vi) changes in the price or the trading volume of RMT Partner Common Stock or any change in the credit rating of RMT Partner (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted by another clause of this definition), (vii) any actions taken or omitted to be taken by RMT Partner or any of their Subsidiaries that are expressly required to be taken or omitted to be taken by this Agreement or the Transaction Documents, including any actions taken or omitted to be taken with the other Party’s prior written consent after disclosure to such Party of all material and relevant facts and information related to such request for consent (except, with this clause (vii) for any obligation to operate in the ordinary course or similar obligation), (viii) the failure of RMT Partner to meet internal or analysts’ expectations or projections of results of operations for any future period (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted by another clause of this definition) or (ix) any Action brought by any RMT Partner shareholder arising from or relating to the Merger or the other transactions contemplated by this Agreement or the Transaction Documents, except, in the case of clauses (i), (ii), (iii) and (iv), to the extent such changes have a disproportionate impact on RMT Partner and the RMT Partner Subsidiaries, taken as a whole, as compared to other participants in the industries in which RMT Partner and the RMT Partner Subsidiaries conduct their businesses.

“RMT Partner Option” means an option to purchase a share of RMT Partner Common Stock.

“RMT Partner Owned Intellectual Property” means all Intellectual Property owned by RMT Partner or the RMT Partner Subsidiaries, including RMT Partner Registered Intellectual Property.

“RMT Partner Owned Real Property” means all of the real property owned by the RMT Partner Entities.

“RMT Partner Products” means all products that are being researched, tested, developed, commercialized, manufactured, sold or distributed by or on behalf of RMT Partner or any RMT Partner Subsidiaries.

“RMT Partner PSU Award” means a performance-vesting restricted stock unit award in respect of a share of RMT Partner Common Stock.

“RMT Partner Registered Intellectual Property” means all Intellectual Property that is owned by RMT Partner or any RMT Partner Subsidiary and registered, filed, issued or granted under the authority of, with or by any Governmental Authority.

“RMT Partner Registration Statement” means the registration statement on Form S-4 to be filed by RMT Partner with the SEC to effect the registration under the Securities Act of the issuance of the shares of RMT Partner Common Stock that will be received by holders of Spinco Common Stock pursuant to the Merger.

“RMT Partner Representation Letter” means the Tax Representation Letter of RMT Partner in substantially the form of Exhibit F hereto, as may be amended from time to time by mutual agreement of RMT Partner and Remainco, each acting reasonably and in good faith, and Remainco’s Tax Counsel.

“RMT Partner Restricted Stock” means a restricted share of RMT Partner Common Stock.

“RMT Partner Revolving Credit Agreement” means that certain Credit Agreement, dated as of November 9, 2011, among RMT Partner, certain of its Subsidiaries party thereto, the lenders party thereto from time to time, and Citibank, N.A., as administrative agent, as amended and restated as of December 2, 2016 and as amended as of May 21, 2018, June 6, 2018 and July 13, 2018.

“RMT Partner RSU Award” means a time-vesting restricted stock unit award in respect of a share of RMT Partner Common Stock.

“RMT Partner SAR” means a stock appreciation right in respect of RMT Partner Common Stock.

“RMT Partner Share Issuance” means the shares of RMT Partner Common Stock issued in connection with Section 3.2 of this Agreement in an amount equal to the New Issuance.

“RMT Partner Shareholder Approval” means the approval of the RMT Partner Share Issuance by the affirmative vote of a majority of the votes cast by holders of RMT Partner Common Stock entitled to vote on such matter at a shareholders’ meeting duly called and held for such purpose.

“RMT Partner Stock Plan” means, collectively, the International Flavors & Fragrances Inc. 2015 Stock Award and Incentive Plan, the International Flavors & Fragrances Inc. 2018 Stock Award and Incentive Plan and any other equity incentive compensation plan under which RMT Partner Equity Awards may be outstanding as of the date hereof or hereafter.

“RMT Partner Subsidiaries” means all direct and indirect Subsidiaries of RMT Partner.

“RMT Partner Tangible Equity Units” means those certain tangible equity units of RMT Partner, comprised of (a) a prepaid stock contract to be settled by delivery of a specified number of shares of RMT Partner Common Stock and (b) a senior amortizing note, with an initial principal amount of $8.4529 and a final installment payment date of September 15, 2021.

“Sanction(s)” means economic or financial sanctions, requirements or trade embargoes imposed, administered or enforced by the U.S. government (including, but not limited to, the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) and the U.S. Department of State), the United Nations Security Council, the European Union or Her Majesty’s Treasury.

“Sanctioned Jurisdiction” means, at any time, a country or territory which is itself the subject or target of any country-wide or territory-wide Sanctions (at the time of this Agreement, the Crimea region, Cuba, Iran, North Korea and Syria).

“Sanctioned Party” means any Person that is the target of Sanctions, including, without limitation, (a) any Person identified in any Sanctions-related list of sanctioned Persons administered by OFAC, the U.S. Department of State, the United Nations Security Council, the European Union, any European Union member state, or Her Majesty’s Treasury of the United Kingdom, as amended from time to time; (b) any Person located, organized or resident in a Sanctioned Jurisdiction; or (c) any Person owned, directly or indirectly, or controlled by any such Person described in the foregoing clauses (a) and (b).

“SEC” means the U.S. Securities and Exchange Commission, and, as applicable, the staff thereof.

“Second Merger Date” means the date that is the earlier of (a) thirty (30) days after the Effective Time and (b) the later of (i) the date before the first quarter-end or year-end after the Effective Time and (ii) fifteen (15) days after the Effective Time, or such shorter period as the Parties may agree to in good faith.

“Securities Act” means the U.S. Securities Act of 1933.

“Separation” has the meaning set forth in the Separation and Distribution Agreement.

“Separation and Distribution Agreement” means the Separation and Distribution Agreement, dated as of the date hereof, among Remainco, Spinco and RMT Partner, attached as Exhibit A to this Agreement.

“Separation Plan” has the meaning set forth in the Separation and Distribution Agreement.

“Site Services Agreement” means the Site Services Agreements effective as of the time of the Distribution (or such earlier time as may be set forth in the Separation Plan), by and between members of the Remainco Group and the Spinco Group, as applicable.

“Software” has the meaning set forth in the Separation and Distribution Agreement.

“Spinco Assets” has the meaning set forth in the Separation and Distribution Agreement.

“Spinco Business” has the meaning set forth in the Separation and Distribution Agreement.

“Spinco Datasite” means the datasite entitled “Project Neptune” established by Remainco and hosted by Intralinks for purposes of due diligence of the Spinco Business in connection with the transactions contemplated hereby.

“Spinco Dedicated Employee” means each individual described in Section 1.01(a)(i) of the Employee Matters Agreement (and, for the avoidance of doubt, not including any individual in a corporate or functional department to be identified pursuant to Section 1.01(a)(ii) of the Employee Matters Agreement).

“Spinco Disclosure Schedule” means the Disclosure Schedule delivered by Remainco and Spinco to RMT Partner on the date hereof and attached hereto.

“Spinco Employee” has the meaning set forth in the Employee Matters Agreement.

“Spinco Entities” means Spinco and the Spinco Subsidiaries after giving effect to the Separation.

“Spinco Group” has the meaning set forth in the Separation and Distribution Agreement.

“Spinco Key Executive Role” means the position of the principal executive officer of Spinco or his or her direct reports.

“Spinco Leased Real Property” has the meaning set forth in the Separation and Distribution Agreement.

“Spinco Leases” means any real property leases, subleases, licenses or other occupancy agreements with respect to any Spinco Leased Real Property, including all amendments, extensions, renewals, guaranties or other agreements with respect thereto.

“Spinco Liabilities” has the meaning set forth in the Separation and Distribution Agreement.

“Spinco License” means each material license or other material grant under which Spinco or any of its Subsidiaries (a) is a licensee or otherwise has been granted or has obtained, or (b) is a licensor or otherwise agrees to grant or provide, rights to use any Intellectual Property, other than (x) in the case of clause (a), licenses for unmodified, commercially available Off-the-Shelf Software used by Spinco or any of its Subsidiaries solely for their internal purposes or (y) in the case of clause (b), non-exclusive licenses granted in the ordinary course of business consistent with past practice.

“Spinco Material Adverse Effect” means any Effect that, individually or in the aggregate with such other Effects has a material adverse effect on (a) the business, condition (financial or otherwise), assets or results of operations of Spinco and the Spinco Subsidiaries, taken as a whole, or (b) the ability of Spinco to consummate the Separation, the Distribution and the Merger; provided, however, that, in the case of the foregoing clause (a) only, none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there is a Spinco Material Adverse Effect: any Effect to the extent resulting from or arising in connection with (i) any changes resulting from general market, economic, financial, capital markets, international trade (including the imposition or adjustment of tariffs) or political or regulatory conditions, (ii) any changes or proposed changes after the date hereof to applicable Law or GAAP (or, in each case, authoritative interpretations thereof), (iii) any changes resulting from weather, natural disaster or any man-made disaster, any act of terrorism, war, national or international hostilities, or any worsening thereof, (iv) any changes generally affecting the industries in which Spinco and the Spinco Subsidiaries conduct their businesses, (v) any changes resulting from the execution of this Agreement or the other Transaction Documents, the identity of RMT Partner as a counterparty hereto, or the announcement of this Agreement or the other Transaction Documents, or the transactions contemplated hereby and thereby, including any loss of employees or customers, any cancellation of or delay in customer orders or any disruption in or termination of (or loss of or other negative effect or change with respect to) customer, supplier, distributor or similar business relationships or partnerships resulting from the transactions contemplated by this Agreement or the other Transaction Documents (provided that this clause (v) does not apply in the context of any representation or warranty that is intended to address the consequences of the execution, delivery or performance of this Agreement or the other Transaction Documents, the consummation of the Merger or the other transactions contemplated hereby or the performance of obligations hereunder or thereunder), (vi) any actions taken or omitted to be taken by Remainco or Spinco (or any of their Subsidiaries) that are expressly required to be taken or omitted to be taken by this Agreement or the Transaction Documents, including any actions taken or omitted to be taken with the other Party’s prior written consent after disclosure to such Party of all material and relevant facts and information related to such request for consent (provided that this clause (vi) does not apply in the context of (x) any obligation to operate in the ordinary course or similar obligation or (y) any obligation under Section 8.20(b)), (vii) the failure of Remainco or Spinco to meet internal or analysts’ expectations or projections of results of operations for future period (but not, in each case, the underlying cause of any such changes, unless such underlying cause would otherwise be excepted by another clause of this definition), (viii) any matters relating to or arising from a Remainco Liability (after taking into account the benefits of any applicable provisions of the Separation and Distribution Agreement) or (ix) any Action brought by any stockholder of Remainco arising from or relating to the Distribution Disclosure Documents, except, in the case of clauses (i), (ii), (iii) and (iv), to the extent such changes have a disproportionate impact on Spinco and the Spinco Subsidiaries, taken as a whole, as compared to other participants in the industries in which Spinco and the Spinco Subsidiaries conduct their businesses.

“Spinco Owned Intellectual Property” means all Intellectual Property owned by Spinco or the Spinco Subsidiaries (after giving effect to the Separation), including Spinco Registered Intellectual Property.

“Spinco Owned Real Property” has the meaning set forth in the Separation and Distribution Agreement.

“Spinco Products” means products of the Spinco Business that are regulated by the FDA or similar foreign Governmental Authority.

“Spinco Registered Intellectual Property” means all Intellectual Property that is owned by any Spinco Entity and registered, filed, issued or granted under the authority of, with or by any Governmental Authority, including the Patents set forth on Schedule 1.1(232)(a) of the Separation and Distribution Agreement, the Trademarks set forth on Schedule 1.1(232)(b) of the Separation and Distribution Agreement, the domain names set forth on Schedule 1.1(232)(c) of the Separation and Distribution Agreement and the Copyrights set forth on Schedule 1.1(232)(d) of the Separation and Distribution Agreement.

“Spinco Special Cash Payment” has the meaning set forth in the Separation and Distribution Agreement (including any adjustment thereof in connection with the calculation of the “Final Spinco Special Cash Payment” as set forth therein).

“Spinco Subsidiaries” means all direct and indirect Subsidiaries of Spinco after giving effect to the Separation.

“Subsidiary” means, when used with respect to any Person, (a) a corporation in which such Person or one or more Subsidiaries of such Person, directly or indirectly, owns capital stock having a majority of the total voting power in the election of directors of all outstanding shares of all classes and series of capital stock of such corporation entitled generally to vote in such election; and (b) any other Person (other than a corporation) in which such Person or one or more Subsidiaries of such Person, directly or indirectly, has (i) a majority ownership interest or (ii) the power to elect or direct the election of a majority of the members of the governing body of such first-named Person; provided, however, that, with respect to Spinco, “Subsidiary” shall not include the Persons set forth on Section 1.1(c) of the Spinco Disclosure Schedule.

“Supply Agreement” means the Supply Agreement, to be entered at or prior to the Spinco Distribution, by and between Remainco or a member of the Remainco Group, on the one hand, and Spinco or a member of the Spinco Group, on the other hand, which will provide for the supply of certain products from one party and its Affiliates to the other party and its Affiliates, to ensure the continuation of supply of such products to such party after the Closing.

“Tax” or “Taxes” has the meaning set forth in the Tax Matters Agreement.

“Tax Law” has the meaning set forth in the Tax Matters Agreement.

“Tax Matters Agreement” means the Tax Matters Agreement, substantially in the form attached hereto as Exhibit B, to be entered into by and among Remainco, Spinco and RMT Partner on or prior to the Distribution Date.

“Tax Representation Letters” means (a) the RMT Partner Representation Letter and (b) Tax representation letters containing customary representations and covenants relevant to the qualification of the Merger, the Second Merger, Contribution, Distribution and the Spinco Special Cash Payment for the Intended Tax Treatment and substantially in compliance with IRS published advance ruling guidelines, and with customary assumptions, exceptions and modifications thereto, reasonably satisfactory in form and substance to Remainco’s Tax Counsel, executed by Spinco and Remainco.

“Tax Returns” has the meaning set forth in the Separation and Distribution Agreement.

“Tender Offer Statement” means the tender offer statement on Schedule TO to be filed by Remainco with the SEC if the Distribution is effected in whole or in part as an exchange offer.

“Trademark” has the meaning set forth in the Separation and Distribution Agreement.

“Trademarks Cross-License Agreement” means the Trademarks Cross-License Agreement effective as of the time set forth in the Separation Plan, by and between one or more members of the Remainco Group, as licensor, and one or more members of the Spinco Group, as licensee.

“Transaction Documents” means this Agreement, the Separation and Distribution Agreement, the Tax Matters Agreement, the Employee Matters Agreement, the Transition Services Agreement, the Intellectual Property Cross-License Agreement, the Trademarks Cross-License Agreement, the Supply Agreement, the Site Services Agreement and the other Ancillary Agreements, including all annexes, Exhibits, Schedules, attachments and appendices thereto, and any certificate or other instrument delivered by any Party to any other Party pursuant to this Agreement or any of the foregoing.

“Transition Services Agreement” means the Transition Services Agreement, substantially in the form attached hereto as Exhibit D, effective as of the time set forth in the Separation Plan, by and between one or more members of the Remainco Group and one or more members of the Spinco Group.

“Treasury Regulations” means the regulations promulgated by the U.S. Treasury Department under the Code.

“Willful Breach” means, with respect to any representations, warranties, covenants or agreements of a Party set forth in this Agreement, an action or omission taken or omitted to be taken by such Party which in and of itself constitutes a material breach of such Party’s representations, warranties, covenants or agreements set forth herein and that the breaching party intentionally takes (or intentionally fails to take) with actual knowledge that such action or omission would, or would reasonably be expected to, cause such material breach of such representations, warranties, covenants or agreements.

“Withdrawal Liability” means liability to or with respect to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.

Section 1.2 Cross References. Each of the following terms is defined in the Section set forth opposite such term:

INDEX OF DEFINED TERMS

Term	Section
Contribution	Section 1.1
€	Section 1.3(h)
Acceptable Confidentiality Agreement	Section 1.1
Action	Section 1.1
Affiliate	Section 1.1
Agreement	Preamble
Alternative Financing	Section 8.7(b)
Ancillary Agreements	Section 1.1
Anti-Corruption Laws	Section 1.1
Audited Financial Statements	Section 8.22(a)
Below Investment Grade Rating	Section 1.1
Business Day	Section 1.1
Certificate of Merger	Section 2.2(a)
Clean-Up Spin-Off	Section 8.14
Closing	Section 2.1
Closing Date	Section 2.1
Code	Section 1.1

Collective Bargaining Agreement	Section 1.1
Commitment Fees	Section 8.7(h)
Competing Proposal	Section 8.10(e)(i)
Competing Spinco Proposal	Section 8.10(f)
Competition Laws	Section 1.1
Confidentiality Agreement	Section 1.1
Consent	Section 1.1
Continuing Remainco Designee	Section 3.6(d)
Continuing RMT Partner Designee	Section 3.6(e)
Contract	Section 1.1
control	Section 1.1
controlled by	Section 1.1
Conversion Equity Award	Section 1.1, Section 1.1, Section 1.1
Conveyancing and Assumption Instruments	Section 1.1
Data Security Requirements	Section 1.1
Debt Financing	Section 8.7(a)
DGCL	Section 1.1
Disclosure Schedule	Section 1.3(a)(i)
Distribution	Section 1.1
Distribution Agent	Section 3.3(a)
Distribution Date	Section 1.1
Distribution Record Date	Section 1.1
Distribution Registration Statement	Section 1.1
DWDP SDA	Section 1.1
DWDP TMA Transaction	Section 1.1
Effective Time	Section 2.2(a)
Employee Matters Agreement	Section 1.1
Environmental Laws	Section 1.1
ERISA	Section 1.1
ERISA Affiliate	Section 1.1
EUR	Section 1.3(h)
Exchange Act	Section 1.1
Exchange Agent	Section 3.3(b)
Exchange Fund	Section 3.3(b)
Exchange Offer	Recitals
Exchange Ratio	Section 1.1
FCPA	Section 1.1
FDA	Section 1.1
FDCA	Section 6.18(a)
First Extended Outside Date	Section 10.1(c)
Former Spinco Business Employee	Recitals
French Offer Letter	Section 1.1
French Spinco Assets	8.23(a), Section 1.1
French Spinco Business	8.23(a), Section 1.1
French Spinco Liabilities	8.23(a), Section 1.1
Fully Diluted RMT Partner Shares	Section 1.1

GAAP	Section 1.1
government	Section 1.1
Government Official	Section 1.1
Governmental Authority	Section 1.1
Governmental Order	Section 1.1
Hazardous Material	Section 1.1
HSR Act	Section 1.1
Indebtedness	Section 1.1
Indemnified Parties	Section 8.8
Initial Outside Date	Section 10.1(c)
Intellectual Property	Section 1.1
Intended Tax Treatment	Section 1.1
Interests	Section 1.1
Interim Period	Section 8.1(a)
Internal Reorganization	Section 1.1
IRS	Section 1.1
knowledge	Section 1.1
Law	Section 1.1
Legal Restraint	Section 9.1(g)
Liability	Section 1.1
Lien	Section 1.1
Losses	Section 1.1
Merger	Section 3.1
Merger Sub	Preamble
Merger Sub Board	Recitals
Merger Sub Common Stock	Section 3.2(b)
Multiemployer Plan	Section 1.1
New Issuance	Section 1.1
Non-U.S. RMT Partner Benefit Plan	Section 7.13(a)
Non-U.S. Spinco Benefit Plan	Section 6.13(a)
NYSE	Recitals
OFAC	Section 1.1
Off-the-Shelf Software	Section 1.1
Organizational Documents	Section 1.1
Other Covered Party	Section 1.1
Outside Date	Section 10.1(c)
Parties	Preamble
Party	Preamble
Permits	Section 1.1
Permitted Liens	Section 1.1
Person	Section 1.1
PHSA	Section 6.18(a)
Prime Rate	Section 1.1
Proxy Statement	Section 8.4(a)
Qualified Spinco Common Stock	Section 1.1
Real Property Use Restrictions	Section 1.1

Release	Section 1.1
Remainco	Preamble
Remainco Assets	Section 1.1
Remainco Benefit Plan	Section 6.13(a)
Remainco Board	Recitals
Remainco Business	Section 1.1
Remainco Common Stock	Recitals
Remainco Designees	Section 3.6(a)
Remainco Entities	Section 1.1
Remainco Equity Award	Section 1.1
Remainco Expenses	Section 10.3(c)
Remainco Group	Section 1.1
Remainco Liabilities	Section 1.1
Remainco Material Adverse Effect	Section 1.1
Remainco SEC Documents	Section 1.1
Remainco Tax Opinion	Section 8.3(b)
Remainco’s Tax Counsel	Section 1.1
Remedies Exception	Section 5.2(c)
Representative	Section 1.1
Required Consents	Section 8.6(a)
RMT Partner	Preamble
RMT Partner Acquisition Agreement	Section 8.10(a)
RMT Partner Affiliate Contract	Section 7.23
RMT Partner Benefit Plan	Section 7.13(a)
RMT Partner Board	Recitals
RMT Partner Business	Section 7.20(a)(iii)
RMT Partner Change in Recommendation	Section 8.10(c)
RMT Partner Datasite	Section 1.1
RMT Partner Designees	Section 3.6(a)
RMT Partner Disclosure Schedule	Section 1.1
RMT Partner Employee	Section 1.1
RMT Partner Entities	Section 1.1
RMT Partner Equity Award	Section 1.1
RMT Partner Healthcare Laws	Section 7.18(b)
RMT Partner Leased Real Property	Section 1.1
RMT Partner Leases	Section 1.1
RMT Partner License	Section 1.1
RMT Partner Material Adverse Effect	Section 1.1
RMT Partner Material Contracts	Section 7.11(a)
RMT Partner Option	Section 1.1
RMT Partner Owned Intellectual Property	Section 1.1
RMT Partner Owned Real Property	Section 1.1
RMT Partner Products	Section 1.1
RMT Partner PSU Award	Section 1.1
RMT Partner Recommendation	Recitals
RMT Partner Registered Intellectual Property	Section 1.1

RMT Partner Registration Statement	Section 1.1
RMT Partner Regulatory Agency	Section 7.18(a)
RMT Partner Regulatory Permits	Section 7.18(a)
RMT Partner Representation Letter	Section 1.1
RMT Partner Revolving Credit Agreement	Section 1.1
RMT Partner RSU Award	Section 1.1
RMT Partner SAR	Section 1.1
RMT Partner SEC Documents	Section 7.8(a)
RMT Partner Share Issuance	Section 1.1
RMT Partner Shareholder Approval	Section 1.1
RMT Partner Shareholders Meeting	Section 8.5(a)
RMT Partner Stock Plan	Section 1.1
RMT Partner Subsidiaries	Section 1.1
RMT Partner Term Credit Facility	Section 1.1
RMT Partner Voting Debt	Section 7.6(b)
Sanction(s)	Section 1.1
Sanctioned Jurisdiction	Section 1.1
Sanctioned Party	Section 1.1
SEC	Section 1.1
Securities Act	Section 1.1
Securities Filings	Section 8.4(a)
Separation	Section 1.1
Separation and Distribution Agreement	Section 1.1
Separation Plan	Section 1.1
Software	Section 1.1
Spinco	Preamble
Spinco Affiliate Contract	Section 6.23
Spinco Assets	Section 1.1
Spinco Benefit Plan	Section 6.13(a)
Spinco Board	Recitals
Spinco Business	Section 1.1
Spinco Commitment Letter	Section 8.7(a)
Spinco Common Stock	Section 6.6(a)
Spinco Datasite	Section 1.1
Spinco Dedicated Employee	Section 1.1
Spinco Disclosure Schedule	Section 1.1
Spinco Employee	Section 1.1
Spinco Entities	Section 1.1
Spinco Group	Section 1.1
Spinco Healthcare Laws	Section 6.18(b)
Spinco Key Executive Role	Section 1.1
Spinco Leased Real Property	Section 1.1
Spinco Leases	Section 1.1
Spinco Lenders	Section 8.7(a)
Spinco Liabilities	Section 1.1
Spinco License	Section 1.1

Spinco Material Adverse Effect	Section 1.1
Spinco Material Contracts	Section 6.11(a)
Spinco Owned Intellectual Property	Section 1.1
Spinco Owned Real Property	Section 1.1
Spinco Products	Section 1.1
Spinco Registered Intellectual Property	Section 1.1
Spinco Regulatory Agency	Section 6.18(a)
Spinco Regulatory Permits	Section 6.18(a)
Spinco Special Cash Payment	Section 1.1
Spinco Subsidiaries	Section 1.1
Spinco Voting Debt	Section 6.6(b)
Spin-Off	Recitals
Split Off TO	Section 8.4(a)
Subsequent Audited Spinco Financial Statements	Section 8.22(a)
Subsequent Unaudited Spinco Financial Statements	Section 8.22(a)
Subsidiary	Section 1.1
Superior Proposal	Section 8.10(e)(ii)
Superior Proposal Notice	Section 8.10(c)
Supply Agreement	Section 1.1
Surviving Corporation	Section 3.1
Tax Matters Agreement	Section 1.1
Tax Representation Letters	Section 1.1
Tax Returns	Section 1.1
Taxes	Section 1.1
Tender Offer Statement	Section 1.1
Termination Payment	Section 10.3(b)
Threshold Percentage	Section 3.2(d)
Transaction Documents	Section 1.1
Transition Services Agreement	Section 1.1
Treasury Regulations	Section 1.1
under common control with	Section 1.1
Willful Breach	Section 1.1
Withdrawal Liability	Section 1.1

Section 1.3 Interpretation.

(a) Unless the context of this Agreement otherwise requires:

(i) (A) words of any gender include each other gender and neuter form; (B) words using the singular or plural number also include the plural or singular number, respectively; (C) derivative forms of defined terms will have correlative meanings; (D) the terms “hereof,” “herein,” “hereby,” “hereto,” “herewith,” “hereunder” and derivative or similar words refer to this entire Agreement; (E) the terms “Article,” “Section,” “Annex,” “Exhibit,” “Schedule,” and “Disclosure Schedule” refer to the specified Article, Section, Annex, Exhibit, Schedule or Disclosure Schedule of this Agreement and references to “paragraphs” or “clauses” shall be to separate paragraphs or clauses of the Section or subsection in which the reference occurs; (F) the words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation”; (G) the word “or” shall be disjunctive but not exclusive; (H) the word “from” (when used in reference to a period of time) means “from and including” and the word “through” (when used in reference to a period of time or an enumeration of provisions of this Agreement) means “through and including”; (I) the word “threat” or “threatened” shall be deemed to be immediately followed by the words “in writing” and (J) the words “ordinary course of business” shall be deemed to mean the “ordinary course of business consistent with past practice”;

(ii) references to any federal, state, local, or foreign statute or Law shall (A) include all rules and regulations promulgated thereunder and (B) be to that statute or Law as amended, modified or supplemented from time to time; and

(iii) references to any Person include references to such Person’s successors and permitted assigns, and in the case of any Governmental Authority, to any Person succeeding to its functions and capacities.

(b) The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent. The Parties acknowledge that each Party and its attorney has reviewed and participated in the drafting of this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party, or any similar rule operating against the drafter of an agreement, shall not be applicable to the construction or interpretation of this Agreement.

(c) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(d) Any reference to a “month” shall mean a calendar month.

(e) The phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(f) The terms “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

(g) All monetary figures shall be in United States dollars unless otherwise specified.

(h) All references to “EUR,” or “€” are to the lawful currency of the European Union.

(i) No reference in this Agreement to dollar amount thresholds shall be deemed to be evidence of a Spinco Material Adverse Effect or RMT Partner Material Adverse Effect, as applicable, or materiality.

(j) Unless otherwise expressly provided for in any such representation or warranty, each of the representations and warranties of the Parties set forth herein shall be deemed to be made as if the Separation has been consummated as of the date such representations and warranties are made hereunder.

(k) The phrases “furnished,” “provided,” “delivered” or “made available” or words of similar import when used with respect to information or documents means that such information or documents have been (i) physically or electronically delivered to the relevant Party not later than one (1) day prior to the date hereof pursuant to the RMT Partner Datasite or the Spinco Datasite or via other electronic transmission on an “outside counsel only” basis, as applicable, or (ii) made publicly available in the Remainco SEC Documents or the RMT Partner SEC Documents, as applicable, not later than one (1) day prior to the date hereof.

(l) It is understood and agreed that the (i) specification of any dollar amount in the representations and warranties contained in this Agreement is not intended to imply that such amounts or higher or lower amounts, are or are not material and (ii) the inclusion of any specific item in the Spinco Disclosure Schedule or the RMT Partner Disclosure Schedule is not intended to imply that such items are or are not material or are within or outside of the ordinary course of business, and, in each case, no Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Spinco Disclosure Schedule or the RMT Partner Disclosure Schedule in any dispute or controversy between the Parties as to whether any obligation, item or matter not described in this Agreement is or is not material for purposes of this Agreement or whether any obligation, item or matter included in the Spinco Disclosure Schedule or the RMT Partner Disclosure Schedule is or is not material for purposes of this Agreement or are within or outside of the ordinary course of business. The information contained in this Agreement and in the Spinco Disclosure Schedule and the RMT Partner Disclosure Schedule is disclosed solely for purposes of this Agreement, and no information contained herein or therein will be deemed to be an admission by any party to any third Person of any matter whatsoever, including any violation of applicable Law or breach of Contract.

(m) Nothing contained in Article V, Article VI or Article VII shall be construed as a covenant under the terms of this Agreement, other than the acknowledgments and agreements set forth in Section 6.29(b) and Section 7.29(b) to the extent necessary to give full effect to the acknowledgments and agreements set forth therein.

(n) The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Article IX without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely on the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

ARTICLE II

THE CLOSING

Section 2.1 Closing.

(a) Unless the transactions herein contemplated shall have been abandoned and this Agreement is terminated pursuant to Section 10.1, the closing of the Merger and the other transactions contemplated hereby (the “Closing”) shall be effected by the exchange of documents by electronic transmission, or, if such exchange is not practicable, at the offices of Skadden, Arps, Slate, Meagher & Flom LLP located at Four Times Square, New York, NY 10036 at 9:00 a.m., New York City time, on the date that is three (3) Business Days after the conditions set forth in Article IX (other than the conditions set forth in Section 9.1(b) and Section 9.1(c) and any other conditions that by their nature are to be satisfied at or immediately prior to the Closing, but subject to the satisfaction of those conditions and those set forth in Section 9.1(b) and Section 9.1(c)) have been satisfied (or, to the extent permitted by applicable Law, waived), unless another date, time or place is agreed to in writing by Remainco and RMT Partner; provided that the Closing shall not occur prior to January 4, 2021. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.”

(b) On or after the Second Merger Date, Spinco shall be merged with and into Merger Sub 2, whereupon the separate existence of the Spinco shall cease, and Merger Sub 2 shall continue as the surviving company and shall continue to be a wholly owned Subsidiary of RMT Partner (the “Second Merger”).

Section 2.2 Effective Time.

(a) On the Closing Date, Spinco and Merger Sub shall file a certificate of merger relating to the Merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at the time the Certificate of Merger shall have been duly filed with the Secretary of State of the State of Delaware, or such later time as RMT Partner and Remainco shall agree and cause Spinco and Merger Sub to specify in the Certificate of Merger (such time as the Merger becomes effective being the “Effective Time”).

(b) From and after the Closing, each Party shall take or continue to take all such other actions as may be provided for or required pursuant to Article III or any other provision of this Agreement that by its terms contemplates performance after the Closing Date.

ARTICLE III

THE MERGER

Section 3.1 The Merger. At the Effective Time and upon the terms and subject to the conditions of this Agreement, Merger Sub shall be merged with and into Spinco (the “Merger”) in accordance with the applicable provisions of the DGCL, the separate existence of Merger Sub shall cease and Spinco shall continue as the surviving corporation of the Merger (sometimes referred to herein as the “Surviving Corporation”) and shall succeed to and assume all the rights, powers and privileges and be subject to all of the obligations of Merger Sub in accordance with the DGCL. As a result of the Merger, Spinco shall become a direct wholly owned Subsidiary of RMT Partner. References herein to “Spinco” with respect to the period from and after the Effective Time shall be deemed to be references to the Surviving Corporation. At the Effective Time, the effects of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL.

Section 3.2 Effect on Capital Stock.

(a) Conversion of Spinco Capital Stock.

(i) Each share of Spinco Common Stock issued and outstanding as of the Effective Time (other than shares canceled in accordance with Section 3.2(a)(ii)) shall be automatically converted into the right to receive a number of shares or, subject to Section 3.4, a fraction of a share, of RMT Partner Common Stock equal to the Exchange Ratio, subject to adjustment in accordance with Section 3.2(a)(iv) and Section 3.2(d).

(ii) Each share of Spinco Common Stock held by Spinco as treasury stock or by Remainco (other than shares of Spinco Common Stock held for the sole benefit of Persons other than a member of the Remainco Group), in each case, following the Distribution and immediately prior to the Effective Time shall be canceled and shall cease to exist and no stock or other consideration shall be issued or delivered in exchange therefor.

(iii) Each share of Spinco Common Stock issued and outstanding immediately prior to the Effective Time, when converted in accordance with this Section 3.2, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of such shares shall cease to have any rights with respect thereto, except the right to receive the shares of RMT Partner Common Stock as provided in Section 3.2(a)(i) and any dividends or distributions and other amounts payable in accordance with Section 3.3(d).

(iv) The Exchange Ratio and any other similarly dependent items shall be adjusted to reflect fully the appropriate effect of any stock split, split-up, reverse stock split, stock dividend or distribution of RMT Partner Common Stock or Spinco Common Stock, or securities convertible into any such securities, reorganization, recapitalization, reclassification or other like change with respect to RMT Partner Common Stock or Spinco Common Stock having a record date occurring on or after the date of this Agreement and prior to the Effective Time, other than, in the case of Spinco Common Stock, to the extent contemplated in the Separation and Distribution Agreement (including the Internal Reorganization or in connection with the Spin-Off, Exchange Offer or Clean-Up Spin-Off, where Remainco shall be entitled to cause the number of outstanding shares of Spinco Common Stock to be an amount that it determines in its sole and absolute discretion); provided that nothing in this Section 3.2(a)(iv) shall be construed to permit Remainco, Spinco or RMT Partner to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(b) Merger Sub Common Stock. At the Effective Time, each share of common stock, par value $0.01 per share, of Merger Sub (“Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be automatically converted into one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(c) RMT Partner Common Stock. Each share of RMT Partner Common Stock that is issued and outstanding immediately prior to and at the Effective Time shall remain outstanding immediately following the Effective Time.

(d) Exchange Ratio True Up. If the percentage of outstanding shares of RMT Partner Common Stock to be received by the former holders of Spinco Common Stock with respect to Qualified Spinco Common Stock would be less than 50.1% (the “Threshold Percentage”) of all the stock of RMT Partner immediately following the consummation of the Merger (including (i) any instruments that are treated as equity for U.S. federal income Tax purposes and (ii) any stock that may be issued after the Effective Time, pursuant to the exercise or settlement of an option or other contract acquired or entered into on or before the Effective Time that may be regarded as having been acquired or entered into before the Effective Time as part of a “plan” of which the Distribution is a part within the meaning of Section 355(e) of the Code, determined without regard to any adjustment pursuant to this Section 3.2(d)), then upon Remainco’s election, the Exchange Ratio shall be increased such that the number of shares of RMT Partner Common Stock to be received in the Merger by holders of Spinco Common Stock immediately prior to the Effective Time with respect to Qualified Spinco Common Stock pursuant to Section 3.2(a)(i) represents the Threshold Percentage. The Parties agree that this Section 3.2(d) is intended to ensure that the Merger does not cause Section 355(e) of the Code to apply to the Distribution, and that this Section 3.2(d) shall be interpreted consistently therewith, including with respect to any calculation of the Threshold Percentage.

Section 3.3 Distribution of RMT Partner Common Stock.

(a) Distribution Agent. Pursuant to Article IV of the Separation and Distribution Agreement, the Exchange Agent (as defined below, and acting as “Distribution Agent” thereunder) shall hold, for the account of the relevant Remainco stockholders, book-entry shares representing all of the outstanding shares of Spinco Common Stock distributed in the Distribution. Such shares of Spinco Common Stock shall be converted into shares of RMT Partner Common Stock in accordance with the terms of this Section 3.3.

(b) Exchange Agent. Prior to the Effective Time, Remainco shall appoint the agent set forth on Section 3.3(b) of the Spinco Disclosure Schedule as exchange agent in the Merger (the “Exchange Agent”) pursuant to a customary exchange agent agreement (to which Remainco, Spinco and RMT Partner shall be parties) providing for, among other things, the matters set forth in this Section 3.3 and otherwise reasonably satisfactory to the parties. Prior to or at the Effective Time, RMT Partner shall deposit or cause to be deposited with the Exchange Agent, for the benefit of Persons who received shares of Spinco Common Stock in the Distribution and for distribution in accordance with this Article III, through the Exchange Agent, shares of RMT Partner Common Stock in book-entry form representing the shares of RMT Partner Common Stock issuable pursuant to Section 3.2 upon conversion of outstanding shares of Spinco Common Stock (such shares of RMT Partner Common Stock, together with together with any dividends or distributions with respect thereto pursuant to Section 3.3(d) and other amounts payable in accordance with Section 3.4, being hereinafter referred to as the “Exchange Fund”). Immediately following the Effective Time, the Exchange Agent shall, pursuant to irrevocable instructions which shall be delivered from RMT Partner to the Exchange Agent immediately following the Effective Time, deliver the RMT Partner Common Stock contemplated to be issued pursuant to Section 3.2 from the shares of RMT Partner Common Stock held in the Exchange Fund. If RMT Partner deposits such shares into the Exchange Fund prior to the Effective Time and the Merger is not consummated, the Exchange Agent shall promptly return such shares to RMT Partner. If for any reason the Exchange Fund is inadequate to deliver all shares of RMT Partner Common Stock in respect of the conversion of shares of Spinco Common Stock for shares of RMT Partner Common Stock pursuant to Section 3.2(a)(i), RMT Partner shall take all steps necessary to, at or prior to the Effective Time, deposit in trust with the Exchange Agent additional shares of RMT Partner Common Stock sufficient to make all such deliveries. The Exchange Fund shall not be used for any other purpose.

(c) Exchange Procedures.

(i) Promptly after the Effective Time, the Exchange Agent shall, and RMT Partner shall cause the Exchange Agent to, deliver to each Person who was the record holder of shares of Spinco Common Stock following the Distribution and immediately prior to the Effective Time a book-entry authorization representing the number of whole shares of RMT Partner Common Stock, from the Exchange Fund, that such holder has the right to receive pursuant to the provisions of Section 3.2(a)(i) (and cash in lieu of fractional shares of RMT Partner Common Stock, as contemplated by Section 3.4, together with any dividends or other distributions pursuant to Section 3.3(d)). The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to RMT Partner Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect thereto for the account of the Persons entitled thereto.

(ii) From and after the Effective Time, any shares formerly representing shares of Spinco Common Stock will represent only the right to receive shares of RMT Partner Common Stock (and cash in lieu of any fractional share of RMT Partner Common Stock as contemplated by Section 3.4 and any dividends or other distributions pursuant to Section 3.3(d)).

(d) Distributions with Respect to Undistributed Shares. No dividends or other distributions declared or made with respect to RMT Partner Common Stock with a record date after the Effective Time shall be paid or otherwise delivered to the former holders of Spinco Common Stock with respect to any shares of RMT Partner Common Stock that are not able to be distributed by the Exchange Agent to such holder promptly after the Effective Time, whether due to a legal impediment to such distribution or otherwise. Subject to the effect of applicable Laws, following the distribution of any such previously undistributed shares of RMT Partner Common Stock, there shall be paid to the record holder of such shares of RMT Partner Common Stock, without interest, (i) at the time of the distribution, to the extent not previously paid, the amount of cash payable in lieu of fractional shares of RMT Partner Common Stock to which such holder is entitled pursuant to Section 3.4 and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of RMT Partner Common Stock, and (ii) at the appropriate payment date therefor, the amount of dividends or other distributions with a record date after the Effective Time but prior to the distribution of such shares of RMT Partner Common Stock and a payment date subsequent to the distribution of such shares of RMT Partner Common Stock payable with respect to such whole shares of RMT Partner Common Stock. RMT Partner shall deposit in the Exchange Fund all such dividends and distributions.

(e) Termination of Exchange Fund. Any portion of the Exchange Fund (including proceeds of any investment thereof, if any) that remains undistributed to the former holders of Spinco Common Stock on the one-year anniversary of the Merger shall, subject to any abandoned property, escheat or similar Law, be delivered to RMT Partner, upon demand, and any former holders of Spinco Common Stock who have not theretofore received shares of RMT Partner Common Stock in accordance with this Article III shall thereafter look only to RMT Partner, as general creditors thereof, for the consideration to which they are entitled pursuant to Section 3.2(a)(i), any cash in lieu of fractional shares of RMT Partner Common Stock to which they may be entitled pursuant to Section 3.4 and any dividends or other distributions with respect to the RMT Partner Common Stock to which they may be entitled pursuant to Section 3.3(d) (subject to any abandoned property, escheat or similar law).

(f) No Liability. None of Remainco, Spinco, RMT Partner, Merger Sub, the Surviving Corporation or the Exchange Agent shall be liable to any Person for any portion of the Exchange Fund (or dividends or distributions with respect to RMT Partner Common Stock) or any cash properly delivered to a public official in accordance with any applicable abandoned property, escheat or similar Law.

(g) No Appraisal Rights. In accordance with Section 262 of the DGCL, no appraisal rights shall be available to holders of Spinco Common Stock in connection with the Merger.

(h) Spinco Stock Transfer Books. From and after the Effective Time, the stock transfer books of Spinco shall be closed and there shall be no further registration of transfers of Spinco Common Stock thereafter on the books or records of Spinco.

Section 3.4 Fractional Shares.

(a) No certificates or scrip representing fractional shares of RMT Partner Common Stock or book-entry credit of the same shall be issued to any holder of Spinco Common Stock upon the conversion of Spinco Common Stock, and such fractional share interests will not entitle the owner thereof to vote, or to any other rights of a stockholder of RMT Partner. All fractional shares of RMT Partner Common Stock that a holder of shares of Spinco Common Stock would otherwise be entitled to receive as a result of the Merger shall be aggregated by the Exchange Agent. The Exchange Agent shall cause the whole shares obtained thereby to be sold on behalf of such holders of shares of Spinco Common Stock that would otherwise be entitled to receive such fractional shares of RMT Partner Common Stock pursuant to the Merger, in the open market or otherwise, in each case at then-prevailing market prices, and in no case later than five (5) Business Days after the time of the Merger. The Exchange Agent shall make available the net proceeds thereof, subject to the deduction of the amount of any withholding Taxes and brokerage charges, commissions and conveyance and similar Taxes, on a pro rata basis, without interest, as soon as practicable to the holders of Spinco Common Stock that would otherwise be entitled to receive such fractional shares of RMT Partner Common Stock pursuant to the Merger. Until the proceeds of such sale or sales have been distributed to the holders of Spinco Common Stock, the Exchange Agent shall hold such proceeds in trust for the holders of Spinco Common Stock that would otherwise be entitled to receive such fractional shares of RMT Partner Common Stock pursuant to the Merger.

(b) Remainco, Spinco, RMT Partner and Merger Sub acknowledge that payment of the cash consideration in lieu of issuing fractional shares of RMT Partner Common Stock was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to RMT Partner that would otherwise be caused by the issuance of fractional shares of RMT Partner Common Stock.

Section 3.5 Charter and Bylaws of Surviving Corporation; Directors and Officers.

(a) The charter of Spinco immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of RMT Partner, Merger Sub, Spinco or the holders of Spinco Common Stock, shall be the charter of the Surviving Corporation until thereafter amended in accordance with such charter and applicable Law.

(b) The bylaws of Spinco immediately prior to the Effective Time, by virtue of the Merger and without any action on the part of RMT Partner, Merger Sub, Spinco or the holders of Spinco Common Stock, shall be the bylaws of the Surviving Corporation until thereafter duly amended in accordance with the charter of the Surviving Corporation, such bylaws and applicable Law.

(c) The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the charter and bylaws of the Surviving Corporation, and the officers of Spinco immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected and qualified or until such director’s or officer’s earlier death, resignation or removal.

Section 3.6 RMT Partner Board.

(a) At the Effective Time, the RMT Partner Board shall consist of thirteen (13) directors. Prior to the Effective Time, Remainco and RMT Partner shall each designate directors such that, at the Effective Time, the RMT Partner Board shall be comprised of: (i) the Executive Chairman of Remainco as of the date hereof; (ii) the Chairman and Chief Executive Officer of RMT Partner as of immediately prior to the Effective Time (who shall be the Chairman and Chief Executive Officer of RMT Partner as of immediately after the Effective Time); (iii) five (5) directors, designated by the Remainco Board, which shall be in addition to the Executive Chairman of Remainco as of the date hereof (the “Remainco Designees”); and (iv) six (6) directors, designated by the RMT Partner Board, each of whom shall be a director of RMT Partner prior to the Effective Time and shall be in addition to the Chairman and Chief Executive Officer of RMT Partner as of immediately prior to the Effective Time (the “RMT Partner Designees”). If the Closing shall have occurred, the Executive Chairman of Remainco shall assume the role of Lead Independent Director of RMT Partner (i) on June 1, 2021 or (ii) if Closing occurs after June 1, 2021, on the Closing Date.

(b) In the event that, prior to the Effective Time, a Remainco Designee is unable or unwilling to serve on the RMT Partner Board as a result of illness, death, resignation or any other reason, the Remainco Board shall be entitled to designate another person to serve in such person’s place.

(c) In the event that, prior to the Effective Time, a RMT Partner Designee is unable or unwilling to serve on the RMT Partner Board as a result of illness, death, resignation or any other reason, the RMT Partner Board shall be entitled to designate another person to serve in such person’s place.

(d) Until the second annual meeting of RMT Partner that occurs after the Closing, (i) if there is a vacancy created by cessation of service of any Remainco Designee, such vacancy shall be filled by the affirmative vote of a majority of the remaining Remainco Designees then in office, even if less than a quorum, or by a sole remaining Remainco Designee (any such replacement, a “Continuing Remainco Designee”); and (ii) if there is a vacancy created by cessation of service of any Continuing Remainco Designee, such vacancy shall be filled by the affirmative vote of a majority of the remaining Remainco Designees and/or Continuing Remainco Designees, as applicable, then in office, even if less than a quorum, or by a sole remaining Remainco Designee and/or Continuing Remainco Designee, as applicable.

(e) Until the second annual meeting of RMT Partner that occurs after the Closing, (i) if there is a vacancy created by cessation of service of any RMT Partner Designee, such vacancy shall be filled by the affirmative vote of a majority of the remaining RMT Partner Designees then in office, even if less than a quorum, or by a sole remaining RMT Partner Designee (any such replacement, a “Continuing RMT Partner Designee”); and (ii) if there is a vacancy created by cessation of service of any Continuing RMT Partner Designee, such vacancy shall be filled by the affirmative vote of a majority of the remaining RMT Partner Designees and/or Continuing RMT Partner Designees, as applicable, then in office, even if less than a quorum, or by a sole remaining RMT Partner Designee and/or Continuing RMT Partner Designee, as applicable.

(f) At RMT Partner’s 2022 annual meeting, the RMT Partner Board shall take all action necessary to include (i) six (6) Remainco Designees (or any replacements thereof pursuant to Section 3.6(d)) and (ii) six (6) RMT Partner Designees (or any replacements thereof pursuant to Section 3.6(e)), in each case (i) and (ii), as nominees for the RMT Partner Board, including recommending the Remainco Designees and RMT Partner Designees to the RMT Partner shareholders. For the avoidance of doubt, RMT Partner shall not include more than six (6) RMT Partner Designees as nominees for election at RMT Partner’s annual meeting in 2022.

(g) At RMT Partner’s 2022 annual meeting, the RMT Partner Board shall take all such action as may be necessary to cause the RMT Partner Board to consist of twelve (12) directors (subject to the RMT Partner Shareholders’ rights under applicable Law to appoint and remove directors).

(h) The RMT Partner Board shall take all such action as may be necessary to ensure that at least one Remainco Designee or Continuing Remainco Designee, as applicable, is appointed to serve on each committee of the RMT Partner Board, subject in all events to the requirements of applicable Law.

(i) The obligations of RMT Partner and the RMT Partner Board in this Section 3.6 are subject in all cases to requirement of applicable Law (including fiduciary duties of the RMT Partner directors). (i) No more than one Remainco Designee or Continuing Remainco Designee shall be a member of the Remainco Board of Directors following the Effective Time, (ii) the identity of each Remainco Designee, each Continuing Remainco Designee and each Continuing RMT Partner Designee shall be reasonably acceptable to the RMT Partner Board, and (iii) each Remainco Designee and Continuing Remainco Designee shall qualify as an independent director under the rules and regulations governing the requirements of companies listed on the NYSE.

Section 3.7 Tax Withholding. Remainco, Spinco, Merger Sub and RMT Partner, as the case may be, will be entitled, and will instruct the Exchange Agent, as applicable, to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts required to be deducted and withheld with respect to the making of such payments under the Code or any provision of state, local or foreign Tax Law. Any withheld amounts will be treated for all purposes of this Agreement as having been paid to the Persons otherwise entitled thereto.

ARTICLE IV

CONVERSION OF EQUITY AWARDS

Section 4.1 Remainco Equity Awards. Each Remainco Equity Award held by a Spinco Employee as of the Effective Time shall be treated as set forth in the Employee Matters Agreement. No Remainco Equity Award held by a Former Spinco Business Employee shall be assumed by Spinco or RMT Partner and each such Remainco Equity Award shall be assumed by, and remain a Liability of, Remainco.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF REMAINCO RELATING TO

REMAINCO

Except as otherwise disclosed or identified in (a) the Remainco SEC Documents filed or furnished with the SEC on or prior to the date hereof (excluding any disclosures (other than statements of historical fact) in any risk factors section or in any “forward-looking statement” disclaimer); provided that this exception shall apply only to the extent that the relevance of such disclosure to the applicable representation and warranty is reasonably apparent on its face or (b) the Spinco Disclosure Schedule (it being understood that any information set forth in one section or subsection of the Spinco Disclosure Schedule shall be deemed to apply to and qualify the representation and warranty set forth in the Section of this Agreement to which it corresponds in number and, whether or not an explicit reference or cross-reference is made, each other representation and warranty set forth in each other Section of this Article V and Article VI for which it is reasonably apparent on the face of such information that such information is relevant to such other Section), Remainco hereby represents and warrants to RMT Partner and Merger Sub as follows:

Section 5.1 Organization of Remainco. Remainco is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.

Section 5.2 Due Authorization.

(a) Remainco has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is a party and that have been executed as of the date hereof and will have all requisite corporate power and authority to execute and deliver all other Transaction Documents to which it will be a party and (subject to the items discussed in Section 5.2(b) and the receipt of the Consents described in Section 5.4) to consummate the transactions contemplated hereby and thereby.

(b) Except for such further action of the Remainco Board required, if applicable, to determine the structure of the Distribution, establish the Distribution Record Date and the Distribution Date, and the effectiveness of the declaration of the Distribution by the Remainco Board (which is subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation and Distribution Agreement), the execution and delivery by Remainco of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary and proper corporate action on its part, and no other corporate action on the part of Remainco is necessary to authorize this Agreement or the Transaction Documents to which it is or will be a party as of the Effective Time.

(c) Each of this Agreement and the Transaction Documents to which Remainco is or will be a party as of the Effective Time has been or will be duly and validly executed and delivered by it and (assuming that each of this Agreement and the other applicable Transaction Documents to which any RMT Partner Entity is or will be a party as of the Effective Time constitutes a legal, valid and binding obligation of such RMT Partner Entity) constitutes or will constitute the legal, valid and binding obligation of Remainco, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, examinership, fraudulent conveyance, reorganization, liquidation, dissolution, moratorium and similar Laws affecting or relating to creditors’ rights generally and subject to general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law) (collectively, the “Remedies Exception”).

Section 5.3 No Conflict.

(a) Subject to the receipt of the Consents set forth in Section 5.4, the execution, delivery and performance by Remainco of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time and the consummation by Remainco of the transactions contemplated hereby and thereby do not and will not (i) conflict with, violate any provision of, or result in the breach of, any Law or Governmental Order applicable to Remainco or by which any of its assets is bound; (ii) conflict with or violate any provision of the Organizational Documents of Remainco; (iii) conflict with, violate any provision of, or result in a default, breach, modification or termination of, or require an additional payment or a Consent under, or result in the creation or acceleration of any obligation under, or result in the loss of any benefit or give rise to any right of acceleration, termination, vesting, amendment, suspension, revocation under, any Contract to which Remainco or any of its Subsidiaries is a party or by which any property or asset of Remainco or any of its Subsidiaries (other than any of the Spinco Entities) are bound; or (iv) result in the creation or imposition of any Lien on any properties or assets of Remainco or any of its Subsidiaries, except, in the case of clauses (i), (iii) and (iv), as would not reasonably be expected to have, individually or in the aggregate, a Remainco Material Adverse Effect.

(b) The transactions contemplated by this Agreement and the Transaction Documents will comply with the Minimum EBITDA Condition and the Credit Rating Condition (each as defined in the Corteva Letter Agreement).

Section 5.4 Governmental Consents. No Consent of, with or to any Governmental Authority is required to be obtained or made by or with respect to Remainco in connection with the execution or delivery by Remainco of this Agreement or the other Transaction Documents to which it is or will be a party or the consummation by Remainco of the transactions contemplated hereby or thereby, except for: (a) Consents required under the rules and regulations of the NYSE and NASDAQ; (b) applicable requirements of any Competition Laws (including the Required Consents); (c) Consents required under applicable requirements of state securities or “blue sky” Laws, the Securities Act or the Exchange Act; (d) the filing of the Certificate of Merger pursuant to Article III; (e) the filing with the SEC of the Distribution Registration Statement and the RMT Partner Registration Statement; (f) the filing of any amendment to the organizational documents of Spinco to the effect the Separation and Distribution; (g) consents, approvals, authorizations or other similar orders or declarations of, actions by, filings with, or notifications to, any Governmental Authority relating to the Separation; and (h) filings or Consents from or with any Governmental Authority which, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Remainco Material Adverse Effect.

Section 5.5 Litigation and Proceedings. (a) There are no Actions pending, or, to the knowledge of Remainco, threatened before or by any Governmental Authority against Remainco, that would reasonably be expected to have, individually or in the aggregate, a Remainco Material Adverse Effect and (b) there is no continuing Governmental Order to which any Remainco Entity is a party or by which any of them are bound that would reasonably be expected to have, individually or in the aggregate, a Remainco Material Adverse Effect.

Section 5.6 Brokers’ Fees. Other than as set forth on Section 5.6 of the Spinco Disclosure Schedule, no broker, finder investment banker, or other Person is entitled to any brokerage fee, finders’ fee or other similar commission, for which the RMT Partner Entities or the Spinco Entities would be liable after Closing, in connection with the transactions contemplated by this Agreement or the Separation and Distribution Agreement based on arrangements made on behalf of Remainco or any of its Affiliates.

Section 5.7 Remainco Internal Controls. Remainco maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act with respect to the Spinco Business. Such disclosure controls and procedures are designed to provide reasonable assurance that all information required to be disclosed by Remainco with respect to the Spinco Business is reported on a timely basis to the individuals responsible for the preparation of Remainco’s filings with the SEC and other public disclosure documents. Remainco’s management has completed an assessment of the effectiveness of Remainco’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2018, and such assessment concluded that such internal control system was effective. Remainco’s independent registered public accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that Remainco maintained effective internal control over financial reporting as of December 31, 2018. Remainco’s internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Remainco, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Remainco are being made only in accordance with authorizations of management and directors of Remainco and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Remainco’s assets that could have a material effect on its financial statements. Remainco has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to Remainco’s auditors and the audit committee of the Remainco Board (i) any significant deficiencies or material weaknesses in the design or operation of its internal controls over financial reporting which are reasonably likely to adversely affect Remainco’s ability to record, process, summarize and report financial information with respect to the Spinco Business and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Remainco’s internal control over financial reporting with respect to the Spinco Business.

Section 5.8 Conversion Equity Awards. Section 5.8 of the Spinco Disclosure Schedule sets forth a true, correct and complete list of all Conversion Equity Awards outstanding as of December 9, 2019, and held by a Spinco Employee (each as identified as of the date hereof), specifying for each holder, on a holder-by-holder basis: (i) the number of shares subject to each such Conversion Equity Award (assuming target achievement for any Remainco PSU Award (as defined in the Employee Matters Agreement)), (ii) the grant date of each such Conversion Equity Award, (iii) the exercise price for each such Conversion Equity Award, to the extent applicable, (iv) the portion of such Conversion Equity Award that is unvested and vested (treating restricted stock units as unvested for this purpose even if no longer subject to a continued service requirement), (v) the vesting schedule for such Conversion Equity Award, (vi) the expiration date of each such Conversion Equity Award, to the extent applicable, (vii) the Remainco Stock Plan pursuant to which the Conversion Equity Award was granted and (viii) for each Remainco Option (as defined in the Employee Matters Agreement), whether such option is a nonqualified stock option or incentive stock option. With respect to each grant of Conversion Equity Awards, each such grant was made substantially in accordance with the terms of the Remainco Stock Plans, applicable securities Laws, and all other applicable Law, including any applicable stock exchange listing requirements and rules. Since December 9, 2019 no grant of any Conversion Equity Award has been made.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF REMAINCO RELATING TO SPINCO

Except as otherwise disclosed or identified in (a) the Remainco SEC Documents filed or furnished with the SEC on or prior to the date hereof (excluding any disclosures (other than statements of historical fact) in any risk factors section or in any “forward-looking statement” disclaimer); provided that this exception shall apply only to the extent that the relevance of such disclosure to the applicable representation and warranty is reasonably apparent on its face, or (b) the Spinco Disclosure Schedule (it being understood that any information set forth in one section or subsection of the Spinco Disclosure Schedule shall be deemed to apply to and qualify the representation and warranty set forth in the Section of this Agreement to which it corresponds in number and, whether or not an explicit reference or cross-reference is made, each other representation and warranty set forth in each other Section of Article V or this Article VI for which it is reasonably apparent on the face of such information that such information is relevant to such other Section), Remainco hereby represents and warrants to RMT Partner and Merger Sub as follows:

Section 6.1 Organization of Spinco.

(a) Spinco is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware.

(b) Spinco has made available to Remainco true and complete copies of its Organizational Documents.

(c) Spinco (i) has all requisite corporate power and authority to own, lease and operate its assets where such assets are now owned, leased and operated and to conduct its business as it is now being conducted and (ii) is duly licensed or qualified and in good standing (or equivalent status, if any, as applicable) in each jurisdiction in which the assets owned or leased by it or the character of its activities require it to be so licensed or qualified or in good standing (or equivalent status, if any, as applicable), in the case of each of clause (i) and (ii), except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

Section 6.2 Subsidiaries.

(a) As of the Closing, each Spinco Subsidiary will be duly organized and validly existing under the Laws of its jurisdiction of organization and have all requisite organizational power and authority to own, lease and operate its assets where such assets are owned, leased, and operated and to conduct its business as it is then being conducted, except where the failure to be so organized or validly existing, or to have such organizational power or authority, would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

(b) As of the Closing, each Spinco Subsidiary will be duly licensed or qualified and in good standing (or equivalent status as applicable) in each jurisdiction in which the assets owned or leased by it or the character of its activities require it to be so licensed or qualified or in good standing (or equivalent status as applicable), as applicable, except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

Section 6.3 Due Authorization.

(a) Spinco has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is a party and that have been executed as of the date hereof and will have all requisite corporate power and authority to execute and deliver all other Transaction Documents to which it will be a party as of the Effective Time and (subject to the items discussed in Section 6.3(b) and the receipt of the Consents described in Section 6.5) to consummate the transactions contemplated hereby and thereby.

(b) Except for such further action of the Remainco Board required, if applicable, to determine the structure of the Distribution, establish the Distribution Record Date and the Distribution Date, and the effectiveness of the declaration of the Distribution by the Remainco Board (which is subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation and Distribution Agreement), the execution and delivery by Spinco of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time and the consummation by Spinco of the transactions contemplated hereby and thereby have been, or will be as of the Effective Time, duly and validly authorized and approved by all necessary and proper corporate action on its part.

(c) Each of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time has been or will be duly and validly executed and delivered by Spinco and (assuming that each of this Agreement and the other applicable Transaction Documents to which any RMT Partner Entity is or will be a party as of the Effective Time constitutes a legal, valid and binding obligation of such RMT Partner Entity) constitutes or will constitute a legal, valid and binding obligation of Spinco, enforceable against Spinco in accordance with its terms, subject to the Remedies Exception.

Section 6.4 No Conflict. Subject to the receipt of the Consents described in Section 6.5, other than as set forth on Section 6.4 of the Spinco Disclosure Schedule, the execution and delivery by Spinco of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time and the consummation by Spinco of the transactions contemplated hereby and thereby do not and will not: (a) conflict with, violate any provision of, or result in the breach of, any Law or Governmental Order applicable to any Spinco Entity or by which any of its assets is bound; (b) conflict with or violate any provision of the Organizational Documents of Spinco; or (c) conflict with, violate any provision of, or result in a default, breach, modification or termination of, or require an additional payment or a Consent under, or result in the creation or acceleration of any obligation under, or result in the loss of any benefit or give rise to any right of acceleration, termination, vesting, amendment, suspension, or revocation under any Contract to which any Spinco Entity is a party or to which the Spinco Business is bound, or (d) result in the creation or imposition of any Lien on any properties or assets of the Spinco Business except, in the case of clauses (a), (c) and (d), as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

Section 6.5 Governmental Consents. No Consent of, with or to any Governmental Authority is required to be obtained or made by or with respect to any Spinco Entity in connection with the execution or delivery by Spinco of this Agreement or the other Transaction Documents to which Spinco is or will be a party as of the Effective Time or the consummation by Spinco of the transactions contemplated hereby or thereby, except for: (a) Consents required under the rules and regulations of the NYSE and NASDAQ; (b) applicable requirements of any Competition Laws (including the Required Consents); (c) Consents required under applicable requirements of state securities or “blue sky” Laws, the Securities Act and the Exchange Act; (d) the filing of the Certificate of Merger pursuant to Section 2.2(a); (e) the filing with the SEC of the Distribution Registration Statement and the RMT Partner Registration Statement; (f) the filing of any amendment to the organizational documents of Spinco to the effect the Merger and Distribution; (g) consents, approvals, authorizations or other similar orders or declarations of, actions by, filings with, or notifications to, any Governmental Authority relating to the Separation; and (h) filings or Consents from or with any Governmental Authority which, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

Section 6.6 Capital Stock and Other Matters.

(a) As of the date hereof, (i) the authorized capital stock of Spinco consists of 1,000 shares of common stock, par value $0.01 per share, of Spinco (the “Spinco Common Stock”), (ii) the issued and outstanding shares of capital stock of Spinco consists of 100 shares of Spinco Common Stock and (iii) no shares of Spinco Common Stock are being held by Spinco in its treasury. All of the issued and outstanding shares of Spinco Common Stock, as of the date hereof, are owned by Remainco and have been duly authorized and validly issued, are fully paid and nonassessable and have not been issued in violation of any preemptive or similar rights. Immediately prior to the Effective Time, there will be outstanding a number of shares of Spinco Common Stock as is necessary to complete the Distribution in the manner determined by Remainco in accordance with the Separation and Distribution Agreement.

(b) No bonds, debentures, notes or other Indebtedness of any Spinco Entity having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of capital stock of Spinco (including Spinco Common Stock) may vote (“Spinco Voting Debt”) are issued or outstanding.

(c) Except pursuant to the Transaction Documents (including the Distribution and the Merger provided for thereunder and hereunder and the issuance of any equity compensation in connection therewith), there are no (i) outstanding options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of capital stock of Spinco, or any other commitments or agreements providing for the issuance, sale, repurchase or redemption of shares of capital stock of Spinco, (ii) agreements of any kind which may obligate Spinco to issue, purchase, redeem or otherwise acquire any of its shares of capital stock or (iii) voting trusts, proxies or other agreements or understandings with respect to the voting shares of capital stock of Spinco.

Section 6.7 Capitalization of Subsidiaries. The issued and outstanding Interests of each Spinco Subsidiary will be duly authorized and validly issued and fully paid and nonassessable as of the Closing. As of the Closing, Spinco will, directly or indirectly, own of record and beneficially all the issued and outstanding Interests of the Spinco Subsidiaries, free and clear of any Liens (other than those set forth in their respective Organizational Documents or arising pursuant to applicable securities Laws or created by this Agreement). Other than in connection with the Separation and Distribution, as of the Closing, there will be no outstanding options, warrants, rights or other securities convertible into or exercisable or exchangeable for Interests of such Spinco Subsidiaries, any other commitments or agreements providing for the issuance, sale, repurchase or redemption of Interests of such Spinco Subsidiaries, and there are no agreements of any kind which may obligate any Spinco Subsidiary to issue, purchase, redeem or otherwise acquire any of its Interests.

Section 6.8 Financial Statements.

(a) The financial data set forth in Section 6.8 of the Spinco Disclosure Schedule contains unaudited and adjusted balance sheet data of the Spinco Business as of December 31, 2018 and June 30, 2019 and unaudited and adjusted income statement data for the Spinco Business for the year ended December 31, 2018 and the six month period ended June 30, 2019 (collectively, the “Spinco Unaudited Financial Data”). The Spinco Unaudited Financial Data (i) were prepared in good faith and derived from the financial data inputs into the audited financial statements of Remainco for the year 2018, Remainco’s financial reporting systems and Remainco’s management reporting, (ii) were prepared in accordance with GAAP, consistently applied, as at the dates and for the periods presented, (iii) were based on (A) the direct operating revenues and direct operating expenses of the Spinco Business and (B) allocations to the Spinco Business, made based on reasonable assumptions and in good faith by management, of certain of the indirect costs previously allocated by the management of Remainco to the Spinco Business in the course of preparing Remainco’s publicly filed segment level financial information, (iv) do not include indirect costs that are not allocated to Remainco’s businesses in the course of preparing Remainco’s publicly filed segment level financial information and (v) reflect “quality-of-earnings” adjustments made based on reasonable assumptions and in good faith by management. The Spinco Unaudited Financial Data fairly present in all material respects the financial condition and results of operations of the Spinco Business as of the dates and for the fiscal period presented therein (it being understood, however, that the Spinco Business has not been operating historically on a stand-alone basis during such periods and, therefore, reflect certain cost allocations made that may not reflect what would have been incurred if the Spinco Business had been operated on a stand-alone basis during such periods. Except for those representations and warranties contained in this Section 6.8(a), Remainco makes no other representations or warranties in this Section 6.8 with respect to the Spinco Unaudited Financial Data.

(b) When delivered pursuant to Section 8.22(a) and Section 8.22(b), the Audited Financial Statements, the Subsequent Unaudited Spinco Financial Statements and the Subsequent Audited Spinco Financial Statements will (i) except as otherwise noted and reflected therein, have been prepared in accordance with GAAP, consistently applied, as at the dates and for the periods presented, and (ii) present fairly in all material respects the financial condition and results of operations of the Spinco Business as of the dates and for the periods presented on the basis by which the Audited Financial Statements, the Subsequent Unaudited Spinco Financial Statements and the Subsequent Audited Spinco Financial Statements, in each case, were prepared, except for the fact that, because the Spinco Business has not been operating historically as a separate “standalone” entity, and, therefore, the Audited Financial Statements, the Subsequent Unaudited Spinco Financial Statements and the Subsequent Audited Spinco Financial Statements will reflect certain cost allocations, including of Remainco corporate assets and liabilities, made that may not reflect what would have been incurred if the Spinco Business had been a standalone business. The Audited Financial Statements shall conform in all material respects to the published rules and regulations of the SEC applicable to financial statements for each of the periods that will be required to be included in the RMT Partner Registration Statement, the Distribution Registration Statement and the Tender Offer Statement on Schedule TO (if applicable).

(c) There are no Liabilities of the Spinco Entities of any nature required to be reflected on, or reserved against in, a combined balance sheet of the Spinco Business or in the notes thereto prepared in accordance with GAAP, except for (a) Liabilities reflected or reserved for in Remainco SEC Documents and identified therein as being related to the Spinco Business, the Spinco Unaudited Financial Data, the Audited Financial Statements, the Subsequent Unaudited Spinco Financial Statements and the Subsequent Audited Spinco Financial Statements; (b) Liabilities incurred in the ordinary course of business since December 31, 2018; (c) Liabilities incurred in connection with this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby; (d) Liabilities that would be Remainco Liabilities or (e) Liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

(d) Neither Spinco nor any of the Spinco Subsidiaries is a party to, or has any commitment to become a party to, any off-balance sheet joint venture, off-balance sheet partnership or any other “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

Section 6.9 Litigation and Proceedings. (a) There are no Actions pending or, to the knowledge of Remainco, threatened before or by any Governmental Authority against any Remainco Entity (with respect to the Spinco Business) or Spinco Entity relating to any Spinco Assets that would reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect and (b) there is no continuing Governmental Order to which any Remainco Entity (with respect to the Spinco Business) or Spinco Entity is a party or by which any of them are bound that would reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

Section 6.10 Legal Compliance.

(a) The Spinco Business is conducted, and, since January 1, 2017, has been conducted, in compliance with all applicable Laws and Governmental Orders, except for instances of noncompliance that would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect. Since January 1, 2017, none of the Remainco Entities (with respect to the Spinco Business) or Spinco Entities has received any written or, to the knowledge of the Remainco, oral, notice from any Governmental Authority asserting any violation of or failure to comply with, or any investigation with respect to any failure to comply with, any applicable Law or notifying the Remainco Entities or Spinco Entities regarding an investigation of possible non-compliance with respect to the Spinco Business or any Spinco Entity, except for violations or failures to comply that would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

(b) Except for those matters which would not, individually or in the aggregate, reasonably be expected to be material to the Spinco Business, taken as a whole:

(i) (A) the Spinco Entities are, and Remainco conducts the Spinco Business in, and, during the five (5) years prior to the date hereof, the Spinco Entities have been, and Remainco has conducted the Spinco Business in, compliance with applicable Anti-Corruption Laws; (B) during the five (5) years prior to the date hereof, none of the Spinco Entities or the Remainco Entities (with respect to the Spinco Business) has been given notice by a Governmental Authority of, or to the knowledge of Remainco, been investigated by any Governmental Authority with respect to, any actual or alleged violation of any applicable Anti-Corruption Laws by the Spinco Entities or involving the Spinco Business; and (C) during the five (5) years prior to the date hereof, the Spinco Entities and Remainco (with respect to the Spinco Business) have had an operational program in effect, including policies, procedures and training intended to enhance awareness of and compliance with any applicable Anti-Corruption Laws;

(ii) during the five (5) years prior to the date hereof, none of the Remainco Entities (with respect to the Spinco Business) or the Spinco Entities has, directly or indirectly, through their respective directors, managers, members, officers, or, to the knowledge of Remainco, any employees or other Person authorized to act on its behalf (including any distributor, agent, sales intermediary or other third party), offered, promised, paid, authorized or given, money or anything of value to any Government Official or other Person, for the purpose of: (A) influencing any act or decision of any Government Official or Other Covered Party; (B) inducing any Government Official or Other Covered Party to do or omit to do an act in violation of such Government Official’s or Other Covered Party’s legal duties; (C) securing any improper advantage; or (D) inducing any Government Official or Other Covered Party to influence any act or decision of any Governmental Authority, in order to obtain or retain business, or direct business to, any Person, in any way;

(iii) during the five (5) years prior to the date hereof, the Remainco Entities (with respect to the Spinco Business) and the Spinco Entities and their respective officers, directors, employees, and, to Remainco’s knowledge, their respective agents and Affiliates, have been in compliance with Sanctions. There are no pending or, to Remainco’s knowledge, threatened claims against the Remainco Entities (with respect to the Spinco Business) or the Spinco Entities with respect to Sanctions; and

(iv) during the five (5) years prior to the date hereof, none of the Remainco Entities (with respect to the Spinco Business) or the Spinco Entities, nor any of their respective officers, directors, or employees, nor, to the knowledge of Remainco, any of their respective agents or Affiliates, has been a Sanctioned Party.

Section 6.11 Material Contracts.

(a) Except as set forth in Section 6.11(a) of the Spinco Disclosure Schedule and except for (x) Contracts that do not constitute Spinco Assets or Spinco Liabilities, (y) any Contract that is a Conveyancing and Assumption Instrument and (z) the Transaction Documents, as of the date hereof, neither any Remainco Entity (solely to the extent related to the Spinco Business) nor any of the Spinco Entities are parties to or otherwise bound by or subject to (Contracts of the following types, together with the Spinco Licenses, the “Spinco Material Contracts”):

(i) other than any such Contract solely between Spinco Entities, any partnership, joint venture, strategic alliance, license or research and development project Contract, in each case, which is material to the Spinco Business (taken as a whole);

(ii) Contracts containing a covenant materially restricting the ability of any Remainco Entity (with respect to the Spinco Business) or Spinco Entity to engage in any line of business in any geographic area or to compete with any Person, to market any product or to solicit customers;

(iii) any Contract that requires any Person to purchase its total requirements of any product or service from another Person or contains “take or pay” or similar provisions pursuant to which the Spinco Business may be obligated to pay more than $15 million;

(iv) other than any such Contract solely between Spinco Entities, any Contract restricting any Spinco Entity from (A) paying any dividends, (B) making any other distributions to its stockholders or (C) repurchasing or redeeming shares of its common stock;

(v) any acquisition or divestiture Contract that contains continuing financial covenants, indemnities or other payment obligations (including “earn out” or other contingent payment obligations but not including royalty payments) that would reasonably be expected to result in the receipt or making by the Spinco Business or any Spinco Entity of future payments in excess of $50 million;

(vi) is a Contract that is material to the Spinco Business, taken as a whole, to which a Governmental Authority is a party;

(vii) other than in connection with the Spinco Debt Financing (as defined in the Separation and Distribution Agreement) any Contract relating to outstanding Indebtedness of the Spinco Entities (whether incurred, assumed, guaranteed or secured by any asset) or any guarantee by any Remainco Entity (with respect to the Spinco Business) or any Spinco Entity of any Indebtedness of another Person, in each case in a principal amount in excess of $10 million, other than (A) Contracts solely among the Spinco Entities or a guarantee by any Spinco Entity of Indebtedness of another Spinco Entity and (B) financial guarantees entered into in the ordinary course of business consistent with past practice not exceeding $10 million, individually or in the aggregate (other than surety or performance bonds, letters of credit or similar agreements entered into in the ordinary course of business consistent with past practice in each case to the extent not drawn upon);

(viii) any Contract that relates to any swap, forward, futures, or other similar derivative transaction with a notional value as of the date of this Agreement in excess of $40 million;

(ix) any Contract involving the settlement of any claims, actions, suits or proceedings or threatened claims, actions, suits or proceedings (or series of related claims, actions, suits or proceedings) pursuant to which any Remainco Entity (with respect to the Spinco Business) or Spinco Entity (A) is required to pay after the date hereof consideration in excess of $5 million or (B) is subject to material monitoring or reporting obligations to any other Person outside the ordinary course of business; and

(x) any Contract that provides for material indemnification or assumption of any material Liability of any Person by any Remainco Entity (with respect to the Spinco Business) or Spinco Entity;

(xi) any Contract requiring capital expenditures by any Remainco Entity (with respect to the Spinco Business) or Spinco Entity after fiscal year 2020 in excess of $10 million;

(xii) except for any Spinco Leases, any other Contract pursuant to which any Remainco Entity (with respect to the Spinco Business) or Spinco Entity may be entitled to receive or obligated to pay more than $30 million in fiscal year 2018 or fiscal year 2019;

(xiii) any Contract not otherwise described in any other subsection of this Section 6.11 that would be required to be filed by Spinco as a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) if Spinco were subject to the reporting requirements of the Exchange Act as of the date hereof.

(b) Remainco has made available to RMT Partner true, complete and correct copies of each Spinco Material Contract described in Section 6.11(a)(i) through Section 6.11(a)(xiii) in effect on the date hereof. Each Spinco Material Contract (except those which may be canceled, rescinded, terminated or not renewed after the date hereof in accordance with their terms) is valid and binding on the applicable Remainco Entity or Spinco Entity and, to the knowledge of Remainco, the counterparty thereto, and is in full force and effect, subject to the Remedies Exception. No Remainco Entity or Spinco Entity is in breach of, or default under, any Spinco Material Contract to which it is a party, except for such breaches or defaults as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect. To the knowledge of Remainco, as of the date hereof, no other party to any Spinco Material Contract is in breach of or default under the terms of any Spinco Material Contract where such breach or default has had or would reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

Section 6.12 Vendors and Customers.

(a) Section 6.12(a) of the Spinco Disclosure Schedule sets forth a list of the top twenty (20) vendors and/or suppliers (by spend) of the Spinco Business for the year ended December 31, 2018 (collectively, the “Spinco Material Vendors”) and the amount of consideration paid to each Spinco Material Vendor by the Spinco Entities during such period. Since December 31, 2018 and prior to the date hereof, no such Spinco Material Vendor has expressed in writing to any Remainco Entity or Spinco Entity its intention to cancel or otherwise terminate, or materially reduce or modify, its relationship with the Spinco Business or indicating a material breach of the terms of any Contracts with such Spinco Material Vendor, except for any of the foregoing that would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

(b) Section 6.12(b) of the Spinco Disclosure Schedule sets forth a list of the top twenty (20) customers and distributors (by revenue) of the Spinco Business for the year ended December 31, 2018 (collectively, the “Spinco Material Customers”) and the amount of consideration paid to the Spinco Entities by each Spinco Material Customer for the year ended December 31, 2018. Since December 31, 2018 and prior to the date hereof, no such Spinco Material Customer has expressed in writing to any Remainco Entity or Spinco Entity its intention to cancel or otherwise terminate, or materially reduce or adversely modify, its relationship with the Spinco Business or indicating a material breach of the terms of any Contracts with such Spinco Material Customer, except for any of the foregoing that would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

Section 6.13 Spinco Benefit Plans.

(a) Section 6.13(a) of the Spinco Disclosure Schedule lists as of the date hereof each material Spinco Benefit Plan other than any Non-U.S. Spinco Benefit Plan and within (i) sixty (60) days following the date hereof, Remainco will update Section 6.13(a) of the Spinco Disclosure Schedule to include any material Non-U.S. Spinco Benefit Plan that is a pension plan and (ii) ninety (90) days following the date hereof, Remainco will update Section 6.13(a) of the Spinco Disclosure Schedule to include any material Non-U.S. Spinco Benefit Plan and any material Remainco Benefit Plan with respect to which a Spinco Entity may be obligated to discharge a liability thereunder or in which any Spinco Employee participates or is eligible to participate. For purposes of this Agreement, “Spinco Benefit Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and all other employee benefit, bonus, incentive, retention, retirement, deferred compensation, early retirement, old-age part-time, stock option (or other equity-based), severance, termination, employment, change in control, welfare (including post-retirement medical and life insurance) and fringe benefit plans, programs, policies, agreements and arrangements, whether or not subject to ERISA and whether written or oral, for the benefit of any Spinco Employee, Former Spinco Business Employee, director or service provider who is a natural person or former employee, director or service provider who is a natural person of any of the Spinco Entities, (i) that is sponsored, maintained or contributed to by any of the Spinco Entities, or (ii) for which any of the Spinco Entities has any obligation to contribute or other liability, contingent or otherwise; provided, however, that “Spinco Benefit Plan” shall not include (x) any plan, program or arrangement sponsored or maintained by any of the Remainco Entities that is retained by any of the Remainco Entities pursuant to the Employee Matters Agreement regardless whether a Spinco Entity may be obligated to discharge a liability thereunder (a “Remainco Benefit Plan”), (y) any Multiemployer Plan or (z) any other plan, program or arrangement maintained by (A) an entity other than a Spinco Entity pursuant to a Collective Bargaining Agreement or (B) a Governmental Authority.

(b) Spinco has heretofore made available, or will make available within ninety (90) days following the date hereof, to RMT Partner a true and complete copy (or in the case of any unwritten plan, a description) of each material Spinco Benefit Plan and each material Remainco Benefit Plan with respect to which a Spinco Entity may be obligated to discharge a liability thereunder (in each case, to the extent listed on Section 6.13(a) of the Spinco Disclosure Schedule as may be updated in accordance with Section 6.13(a)) and, with respect to each such Spinco Benefit Plan and Remainco Benefit Plan, the following related documents, if applicable: (i) the current summary plan description within the meaning of ERISA or, in case such Spinco Benefit Plan is not subject to ERISA, a summary thereof, (ii) the most recent annual report (Form 5500), if any, filed with the IRS, (iii) the most recently received IRS determination or opinion letter, (iv) the most recently audited financial statements or prepared actuarial report and (v) any related trust agreement.

(c) Each of the Spinco Benefit Plans (and, to the extent reasonably expected to result in liability to Spinco, each of the Remainco Benefit Plans) has been established, operated and administered in all respects in accordance with its terms and applicable Laws, including, but not limited to, ERISA, the Code and in each case the regulations thereunder, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect. There are no pending or, to the knowledge of Remainco, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Spinco Benefit Plans (or, to the extent reasonably expected to result in liability to Spinco, any of the Remainco Benefit Plans) or any trusts related thereto and no event has occurred that would reasonably be expected to give rise to any such claim, except where such claims would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

(d) Each Spinco Benefit Plan and each Remainco Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received or is reasonably expected to receive a favorable determination letter from the IRS or is entitled to rely on an advisory or opinion letter from the IRS, and, to the knowledge of Remainco, nothing has occurred that would reasonably be expected to result in the revocation of such favorable determination letter.

(e) No Spinco Benefit Plan is (i) an “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, nor has Spinco, any of its ERISA Affiliates or any Remainco Entity sponsored, maintained or contributed to any such plan in the six (6) years prior to the date hereof for the benefit of any Spinco Employee or former employee of any Spinco Entities that would reasonably be expected to result in a material liability to Spinco, (ii) a “multiple employer plan” (within the meaning of Section 413 of the Code) or (iii) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

(f) Except as would not reasonably be expected to, individually or in the aggregate, result in any material liability to any Spinco Entity, with respect to the Spinco Employees or former employees of any of the Spinco Entities (including Former Spinco Business Employees), no Spinco Benefit Plan provides death, medical, dental, vision, life insurance or other welfare benefits beyond termination of service or retirement other than (i) coverage mandated by Law or the sole cost of which is borne by the employee or former employee, (ii) death benefits attributable to deaths that occur at or prior to the termination of service or retirement or (iii) benefits through the end of the month of termination of service or retirement.

(g) Neither Spinco nor any of its ERISA Affiliates (i) has incurred any liability under Title IV or Section 302 of ERISA or under Section 412 of the Code that has not been satisfied in full and no condition exists that would reasonably be expected to result in Spinco incurring any such liability thereunder or (ii) has incurred any Withdrawal Liability that has not been satisfied in full, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

(h) Except as required by applicable Law or Article IV hereof, neither the execution and delivery of this Agreement or the other Transaction Documents nor the consummation of the transactions contemplated hereby or thereby (either alone or in conjunction with any other event) would, except as required solely by reason of applicable Law or as provided in the Employee Matters Agreement, (i) result in, cause the vesting, exercisability or delivery of, or increase the amount or value of, any material payment, right or other benefit becoming due to any Spinco Employee, Former Spinco Business Employee or any other current or former director or employee of any of the Spinco Entities under any Spinco Benefit Plan, Remainco Benefit Plan or otherwise, (ii) materially increase any benefits otherwise payable under any Spinco Benefit Plan, Remainco Benefit Plan or otherwise, or (iii) result in any material acceleration of the time of payment, funding or vesting under any Spinco Benefit Plan or Remainco Benefit Plan.

(i) Neither the execution and delivery of this Agreement or the other Transaction Documents nor the consummation of the transactions contemplated hereby or thereby (either alone or in conjunction with any other event) would result in the payment by Spinco or any of the Spinco Entities or Remainco of any amount that would, individually or in combination with any other such payment, constitute an “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code or any equivalent applicable Law. No Spinco Benefit Plan or Remainco Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code.

(j) Except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect, each Spinco Benefit Plan that is mandated by applicable Law or by a Governmental Authority outside of the United States or that is subject to the Laws of a jurisdiction outside of the United States (each, a “Non-U.S. Spinco Benefit Plan”) and, to the extent reasonably expected to result in liability to any of the Spinco Entities, each Remainco Benefit Plan that is mandated by applicable Law or by a Governmental Authority outside of the United States or that is subject to the Laws of a jurisdiction outside the United States, (i) if intended to qualify for special Tax treatment, meets all the requirements for such treatment, (ii) if required to be registered has been registered and has been maintained in good standing with applicable Law and the applicable Governmental Authorities and to the knowledge of Remainco, no circumstances exist as of the date hereof that would reasonably result in the loss of the good standing of such Non-U.S. Spinco Benefit Plan (and, to the extent reasonably expected to result in material liability to Spinco, such Remainco Benefit Plan), and (iii) is funded, book-reserved or secured by an insurance policy to the extent required by the terms of the applicable Non-U.S. Spinco Benefit Plan or Remainco Benefit Plan or applicable Law, based on reasonable actuarial assumptions in accordance with applicable accounting principles.

Section 6.14 Labor Matters.

(a) Section 6.14 of the Spinco Disclosure Schedule (i) sets forth a list as of the date hereof of all material Collective Bargaining Agreements that are applicable to Spinco Dedicated Employees in connection with their employment with the Spinco Business (it being understood that agreements with works councils are not listed as of the date hereof); (ii) within four (4) months following the date hereof, shall be updated by Remainco to list all material Collective Bargaining Agreements that at such time are applicable to Spinco Dedicated Employees in connection with their employment with the Spinco Business; and (iii) at least thirty (30) days prior to the Closing, shall be updated by Remainco to list each material Collective Bargaining Agreement that, as of the Closing, will cover Spinco Employees in connection with their employment with the Spinco Business; provided, however, in each case, where there are successive Collective Bargaining Agreements with a particular labor union or other employee representative body, only the most recent Collective Bargaining Agreement in effect in the series shall be listed. Except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect, (i) since January 1, 2017, there has not been any strike, lockout or labor dispute, or, to the knowledge of Remainco, any threat thereof, against the Spinco Business; (ii) there are no pending Actions against Remainco, Spinco or any of the Spinco Entities related to the alleged violation of any Laws pertaining to labor relations or employment matters, in each case, with respect to any Spinco Employee or Former Spinco Employee, and (iii) with respect to the Spinco Business, each of Remainco and the Spinco Entities have complied in all respects with all applicable Laws related to employment and employment practices, including terms and conditions of employment, wages and hours, discrimination, employee classification, workers’ compensation, family and medical leave, immigration and occupational safety and health requirements, and no claims or proceedings are pending or, to the knowledge of Remainco, threatened with respect to the foregoing. Except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect, each individual who renders services to the Spinco Entities who is classified as an independent contractor, consultant or other non-employee status for any purpose is properly so characterized. Except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect, there is no pending application for certification of a collective bargaining agent or union organizing activities with respect to Spinco Employees. As of the date hereof, none of Remainco or Spinco is contemplating any material restructuring (other than the Separation Plan) or material reduction in force or mass layoff in respect of Spinco Designated Employees.

(b) The execution and delivery of this Agreement or any Transaction Document do not require Remainco, Spinco or any Spinco Entity, prior to such execution and delivery, to seek or obtain any consent, engage in consultation with, or issue any notice to or make any filing with (as applicable) any unions, labor organizations, or any governmental labor agency, with respect to any Spinco Employee.

(c) To the knowledge of Remainco, since January 1, 2017, (i) no allegations, claims or reports of material sexual harassment, misconduct, discrimination or retaliation have been made to Remainco, Spinco or any Spinco Entity against or in respect of any individual in a Spinco Key Executive Role and (ii) none of Remainco, Spinco or any Spinco Entity has entered into any settlement agreement related to allegations, claims or reports of sexual harassment, misconduct, discrimination or retaliation by any individual in a Spinco Key Executive Role.

(d) Remainco has made available to RMT Partner a true, complete, and correct list of each Spinco Dedicated Employee as of the date hereof along with the following information with respect to such employee in true and complete form, except to the extent that disclosure would not be permitted by applicable Laws (including applicable data privacy Laws): (1) unique employee identification number, (2) service credit date, (3) position or job title, (4) position level, (5) employing entity, (6) base salary or wage rate, (7) target bonus for 2019, (8) status as exempt or non-exempt for purposes of state and federal overtime laws, (9) whether such employee is on leave or active status and (10) primary work location. Such list shall be updated prior to the Closing with respect to Spinco Employees in accordance with the terms of the Employee Matters Agreement.

Section 6.15 Tax Matters.

(a) All material Tax Returns required to be filed by or with respect to any Spinco Entity, the Spinco Assets or the Spinco Business have been timely filed (taking into account applicable extensions), and all such Tax Returns are true, correct and complete in all material respects. All material Taxes of or with respect to any Spinco Entity, the Spinco Assets or the Spinco Business, whether or not shown as due on such Tax Returns, have been paid, or adequate reserves therefor have been provided in accordance with GAAP.

(b) All material Taxes required to be withheld in respect of the Spinco Business, the Spinco Assets or any Spinco Entity by Remainco, Spinco or their respective Subsidiaries have been withheld and, to the extent required, have been paid over to the appropriate Governmental Authority.

(c) No deficiency for any material amount of Taxes has been asserted or assessed by any Governmental Authority in writing against any Spinco Entity, the Spinco Business or the Spinco Assets (or, to the knowledge of Remainco, has been threatened or proposed), except for deficiencies which have been satisfied by payment, settled or withdrawn. No claim, audit or other proceeding by any Governmental Authority is pending or threatened in writing with respect to any material Taxes of or with respect to any Spinco Entity, the Spinco Business or the Spinco Assets.

(d) Other than in connection with the Distribution or otherwise in connection with the separation of the Spinco Business (including transactions contemplated by the Internal Reorganization and transactions that have already occurred in connection with such separation), or in connection with a DWDP TMA Transaction, no Spinco Entity has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) during the two-year period ending on the date of this Agreement.

(e) No Spinco Entity (or other entity holding a Spinco Business or Spinco Assets) has participated in a “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2) or a similar transaction under provisions of state, local or foreign law, including a transaction subject to EU Council Directive 2011/16 (known as DAC6) or BEPS Action 12 disclosure requirements.

(f) There are no Liens for material Taxes (other than Permitted Liens) upon the assets of any Spinco Entity, Spinco Business or the Spinco Assets.

(g) No Spinco Entity is party to (or will be liable in respect of) any Contract relating to the allocation, sharing or indemnification of Taxes, other than (i) the Tax Matters Agreement, (ii) the Conveyancing and Assumption Instruments, (iii) Contracts containing customary gross-up or indemnification provisions entered into in the ordinary course of business, the primary purposes of which do not relate to Taxes and (iv) Contracts solely between Spinco Entities.

(h) No Governmental Authority has notified any Spinco Entity (or other entity holding a Spinco Business or Spinco Assets) in writing that it is or may be subject to taxation by a jurisdiction in which it does not presently file Tax Returns.

(i) No Governmental Authority has notified any Spinco Entity (or other entity holding a Spinco Business or Spinco Assets) in writing that it is subject to a claim for damages related to a violation or purported violation of European Union state aid rules related to taxes.

(j) As of the date hereof, neither Remainco nor Spinco is aware of the existence of any reason, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede (i) the Contribution, the Distribution, the Spinco Special Cash Payment, the Merger or the Second Merger from qualifying for the Intended Tax Treatment, (ii) Remainco or Spinco from delivering the Tax Representation Letters to be executed by Remainco and Spinco at the applicable times set forth in Section 8.3(c) or (iii) Remainco from obtaining the Remainco Tax Opinion as contemplated by Section 8.3(b).

(k) No Spinco Entity will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) any installment sale or open transaction disposition made on or prior to the Closing Date, (ii) any prepaid amount received on or prior to the Closing Date, (iii) any “closing agreement,” as described in Section 7121 of the Code (or any corresponding provision of state, local or foreign income Tax law) entered into on or prior to the Closing Date, (iv) any “gain recognition agreement” or “domestic use election” (or analogous concepts under state, local or foreign income Tax Law), (v) a change in the method of accounting for a period ending prior to or including the Closing Date, (vi) an election under Section 108(i) of the Code (or any corresponding or similar provision of state, local or foreign law), or (vii) the application of Section 965 of the Code (including Section 965(h)).

(l) Except as set forth in the Separation Plan, since December 31, 2018, no Spinco Entity (or other entity in respect of a Spinco Business or Spinco Assets) has incurred a material liability for Taxes outside its ordinary course of business, or has participated in an extraordinary transaction that is likely to give rise to material Tax liabilities.

(m) No Spinco Entity makes payments for which a deduction is disallowed under Section 267A of the Code.

(n) (i) No Spinco Entity has engaged in an “extraordinary disposition” as set forth in Treasury Regulation Section 1.245A-5T(c)(3)(ii) and there is no “extraordinary disposition account” with respect to any Spinco Entity, or any equity interests with respect to such entities, (ii) there has not been an “extraordinary reduction” (as defined in Treasury Regulation Section 1.245A-5T(e)(2)(i)) with respect to any Subsidiary of Spinco, and (iii) there is no “hybrid deduction account” with respect to any share of stock (or other instrument treated as equity for U.S. tax purposes) of any Subsidiary of Spinco, within the meaning of Proposed Treasury Regulation Section 1.245A(e)-1.

(o) No Spinco Entity is eligible for the benefits of a special tax regime or contractual arrangement or other tax holiday or similar arrangement under federal, state, local or foreign law (including an exemption from or reduction in the rate of otherwise applicable Tax), for which it is not fully in compliance with all relevant requirements. To the extent a Spinco Entity is eligible for such benefits, this Agreement and the closing of the transactions contemplated hereunder will not end or otherwise affect such eligibility.

(p) No Spinco Entity is or has, in the five year period ending on the date hereof, been a “United States Real Property Holding Corporation” within the meaning of Section 897 of the Code.

(q) To the knowledge of Remainco, no Spinco Entity will be subject to material Taxes that cannot be specifically attributable to either the Spinco Business or the Remainco Business and for which Spinco will be liable under the Tax Matters Agreement.

Section 6.16 Brokers’ Fees. Other than as set forth on Section 6.16 of the Spinco Disclosure Schedule, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other similar commission, for which any RMT Partner Entity or any Spinco Entity would be liable after the Closing, in connection with the transactions contemplated by this Agreement or the Separation and Distribution Agreement based upon arrangements made by any Spinco Entity.

Section 6.17 Insurance. All insurance policies (excluding any Spinco Benefit Plans) which are held for the benefit of the Spinco Entities or Spinco Business, are in full force and effect, and, to the knowledge of Remainco, have been issued by licensed insurers, all premiums due and payable with respect thereto have been paid, and no notice of cancellation or termination has been received with respect to any such policies, except for such cancellations or terminations which would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

Section 6.18 Regulatory Matters.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect and except with respect to Permits required under applicable Environmental Laws (which are addressed exclusively in Section 6.21), (i) the Remainco Entities (with respect to the Spinco Business) or the Spinco Entities have obtained all of the Permits necessary under applicable Laws for the Spinco Entities to own, lease and operate the Spinco Assets in the manner in which they are now owned, leased and operated and to conduct the Spinco Business as now conducted, including (A) all authorizations and approvals under the United States Food, Drug and Cosmetic Act, as amended (the “FDCA”) (including Sections 505, 510(k) and 515 thereof), the United States Public Health Service Act, as amended (the “PHSA”) and the regulations of the FDA promulgated thereunder and (B) authorizations of any applicable Governmental Authority that are concerned with the quality, identity, strength, purity, safety, efficacy, testing, manufacturing, marketing, distribution, sale, storage, pricing, import or export of the Spinco Products (any such Governmental Authority, a “Spinco Regulatory Agency”), in each case necessary for the lawful operation of the Spinco Business in each jurisdiction in which such Person operates (the “Spinco Regulatory Permits”); (ii) all such Spinco Regulatory Permits are valid and in full force and effect; and (iii) Spinco is in compliance with the terms of all Spinco Regulatory Permits.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect, the Spinco Business is being conducted in compliance with, and each Remainco Entity (with respect to the Spinco Business) and Spinco Entity has appropriate internal controls that are reasonably designed to ensure compliance with, all applicable Laws, including (i) the FDCA (including all applicable registration and listing requirements set forth in Sections 505 and 510 of the FDCA and 21 C.F.R. Parts 207 and 807); (ii) the PHSA; (iii) the Prescription Drug Marketing Act, as amended; (iv) federal Medicare and Medicaid statutes and related state or local statutes; (v) the Patient Protection and Affordable Care Act, as amended (including the Biologics Price Competition and Innovation Act); (vi) the Veterans Health Care Act; (vii) the Physician Payments Sunshine Act; (viii) the Federal Trade Commission Act, as applicable; (ix) provincial formulary and drug pricing statutes; (x) any comparable foreign Laws for any of the foregoing; (xi) the federal Anti-Kickback Statute, as amended (42 U.S.C. § 1320a-7(b)), Stark Law (42 U.S.C. § 1395nn), False Claims Act, as amended (42 U.S.C. § 1320a-7b(a)), Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), as amended by the Health Information Technology for Economic and Clinical Health Act, state prescription drug marketing laws, and any comparable federal, state, provincial or local Laws; (xii) state or provincial licensing, disclosure and reporting requirements; (xiii) all applicable Laws analogous to the foregoing in states and all other jurisdictions in which any Remainco Entity (with respect to the Spinco Business) or Spinco Entity operates or sells or distributes a Spinco Product or Spinco Product candidate; and (xiv) the rules and regulations promulgated pursuant to all such applicable Laws, each as amended from time to time (collectively, “Spinco Healthcare Laws”). Since January 1, 2017, no Remainco Entity (with respect to the Spinco Business) or Spinco Entity has received any written notification or communication from any Spinco Regulatory Agency, including the FDA, the Centers for Medicare and Medicaid Services, and the Department of Health and Human Services or any other “notified body” or corresponding Governmental Authority in any jurisdiction, of noncompliance by, or liability of any Remainco Entity or Spinco Entity under, any Spinco Healthcare Laws, except where such noncompliance or liability would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

(c) No Remainco Entity (with respect to the Spinco Business) or Spinco Entity is subject to any corporate integrity agreements, deferred prosecution agreements, monitoring agreements or consent decrees with or imposed by any Spinco Regulatory Agency and, to the knowledge of Remainco, (i) the imposition of any such agreement or decree is not currently pending, and (ii) no Remainco Entity or Spinco Entity has received written notice that the imposition of any such agreement or decree is currently contemplated or proposed.

(d) Except, in each case, for such matters that would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect, all pre-clinical and clinical investigations conducted or sponsored by each Remainco Entity (with respect to the Spinco Business) and Spinco Entity are being conducted in compliance with all applicable Spinco Healthcare Laws, including (i) FDA standards for conducting non-clinical laboratory studies contained in Title 21 part 58 of the Code of Federal Regulations, (ii) FDA standards for good clinical practice requirements (GCPs) and clinical study submissions, including as set forth in Title 21 parts 50, 54, 56, 312 314, 320, 812 and 814 of the Code of Federal Regulations, (iii) 42 U.S.C. 282(j), (iv) any comparable foreign Laws for any of the foregoing or other Laws regulating the conduct of pre-clinical and clinical investigations and (v) federal, state and provincial Laws restricting the collection, use and disclosure of individually identifiable health information and personal information. Except, in each case, for such matters that would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect, since January 1, 2017: (i) no clinical trial conducted by or on behalf of any Remainco Entity (with respect to the Spinco Business) or Spinco Entity has been terminated, materially delayed or suspended prior to completion; and (ii) neither the FDA nor any other applicable Governmental Authority or institutional review board that has or has had jurisdiction over a clinical trial conducted by or on behalf of any Remainco Entity (with respect to the Spinco Business) or Spinco Entity, has commenced, or, to the knowledge of Remainco, threatened to initiate, any action to place a clinical hold order on, or otherwise terminate, materially delay or suspend, any proposed or ongoing clinical investigation conducted or proposed to be conducted by or on behalf of any Remainco Entity (with respect to the Spinco Business) or Spinco Entity.

(e) Since January 1, 2017, no Remainco Entity (with respect to the Spinco Business) or Spinco Entity has received any written notice from the FDA (including any inspection reports on Form 483, FDA warning letters or FDA untitled letters), the Employee Matters Agreement or any other Spinco Regulatory Agency with jurisdiction over the development, marketing, labelling, sale, use, handling and control, safety, efficacy, reliability, or manufacturing of drugs, which would reasonably be expected to lead to the denial, suspension or revocation of any application or grant for marketing approval or clearance with respect to any Spinco Product currently pending before or previously approved or cleared by the FDA or such other Spinco Regulatory Agency, except, in each case, for such matters that would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

(f) Since January 1, 2017, all reports, documents, claims, permits, adverse event reports, notices and biological license, device or drug applications required to be filed, maintained or furnished to the FDA or any other Spinco Regulatory Agency by any Remainco Entity (with respect to the Spinco Business) or Spinco Entity have been so filed, maintained or furnished in a timely manner, except where failure to file, maintain or furnish such reports, documents, claims, permits, notices or applications would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect. All such reports, documents, claims, permits, notices and applications were complete and accurate in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing). No Remainco Entity (with respect to the Spinco Business) or Spinco Entity, or, to the knowledge of Remainco, any officer, employee, agent or distributor of any Remainco Entity (with respect to the Spinco Business) or Spinco Entity, has made an untrue statement of a material fact or a fraudulent statement to the FDA or any other Spinco Regulatory Agency, failed to disclose a material fact required to be disclosed to the FDA or any other Spinco Regulatory Agency, or committed an act, made a statement, or failed to make a statement, in each such case, related to the Spinco Business, that, at the time of such disclosure, act or failure, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for the FDA or any other Spinco Regulatory Agency to invoke any similar policy.

(g) No Remainco Entity (with respect to the Spinco Business) or Spinco Entity, or, to the knowledge of Remainco, any officer, employee, agent or distributor of any Remainco Entity (with respect to the Spinco Business) or Spinco Entity, has been (i) disqualified, suspended or debarred for any purpose, or received written notice of action or threat of action with respect to debarment under the provisions of 21 U.S.C. § 335a or any equivalent provisions in any other jurisdiction; (ii) excluded under 42 U.S.C. Section 1320a-7 or otherwise from participation in the Medicare program, any state Medicaid program or any other federal healthcare program; or (iii) formally charged with or convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Law or authorized by 21 U.S.C. § 335a(b) or any similar Law, except in each case as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect. No Remainco Entity (with respect to the Spinco Business) or Spinco Entity, or, to the knowledge of Remainco, any officer, employee, agent or distributor of any Remainco Entity (with respect to the Spinco Business) or Spinco Entity, has been excluded from participation in any federal health care program or convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935, as amended, or any similar Law or program.

(h) As to each Spinco Product or Spinco Product candidate subject to the FDCA, the PHSA, the regulations of the FDA promulgated thereunder or similar Law in any foreign jurisdiction that is or has been developed, manufactured, tested, distributed or marketed by or on behalf of any Remainco Entity (with respect to the Spinco Business) or Spinco Entity, except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect, each such Spinco Product or Spinco Product candidate is being or has been developed, manufactured, tested, distributed and marketed in compliance with all applicable Laws, including those relating to investigational use, marketing approval, current good manufacturing practices, packaging, labelling, advertising, storing, promotion, import/export, distribution, provision of samples (PDMA), record keeping, reporting, and security. There is no investigation, action or proceeding pending or, to the knowledge of Remainco, threatened, including any prosecution, injunction, seizure, civil fine, debarment, suspension or recall, in each case alleging any violation of any Law applicable to any Spinco Product or Spinco Product candidate by any Remainco Entity (with respect to the Spinco Business) or Spinco Entity, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

(i) Since January 1, 2017, no Remainco Entity (with respect to the Spinco Business) or Spinco Entity has voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall or any field corrective action, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice, or other notice or action to wholesalers, distributors, retailers, healthcare professionals or patients relating to an alleged lack of safety, efficacy or regulatory compliance of any Spinco Product, in each case which has not been publicly disclosed by the applicable Spinco Regulatory Agency, or is currently considering initiating, conducting or issuing any recall of any Spinco Product, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect. To the knowledge of Remainco, there are no facts which would reasonably be expected to cause (other than any ordinary course discussions or disputes with customers over the quality or fitness of any Spinco Products which would not otherwise be reasonably likely to result in any recall or any field corrective action, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice, or other notice or action to wholesalers, distributors, retailers, healthcare professionals or patients relating to an alleged lack of safety, efficacy or regulatory compliance of any Spinco Product), and no Remainco Entity (with respect to the Spinco Business) or Spinco Entity has received since January 1, 2017 any written notice from the FDA or any other Spinco Regulatory Agency regarding, (i) the recall, market withdrawal or replacement of any Spinco Product sold or intended to be sold by Spinco or the Spinco Subsidiaries, (ii) a change in the marketing classification or a material change in the labelling of any such Spinco Products, (iii) a termination, enjoinment or suspension of the manufacturing, marketing, or distribution of such Spinco Products, or (iv) a negative change in reimbursement status of a Spinco Product, that in each case, would reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

Section 6.19 Real Property.

(a) Section 6.19(a) of the Spinco Disclosure Schedule sets forth a list of all Spinco Owned Real Properties that are material to the Spinco Business (taken as a whole). Except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect, (i) the applicable Remainco Entities or Spinco Entities have good and marketable title (or the applicable local equivalent) to all Spinco Owned Real Property, free and clear of all Liens other than Permitted Liens and (ii) no Remainco Entity or Spinco Entity has received written notice of any pending condemnation, expropriation, eminent domain or similar Action affecting all or any material portion of any Spinco Owned Real Property. Except as set forth on Section 6.19(a) of the Spinco Disclosure Schedule, no Remainco Entity or Spinco Entity has leased or licensed any material portion of the Spinco Owned Real Property.

(b) Section 6.19(b) of the Spinco Disclosure Schedule sets forth a list of all Spinco Leased Real Properties that are material to the Spinco Business (taken as a whole). Remainco has made available to RMT Partner, or will make available to RMT Partner upon specific request, true, complete and correct copies of each material Spinco Lease. Except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect, (i) the applicable Remainco Entities or Spinco Entities have a valid and enforceable leasehold interest in all Spinco Leased Real Property, subject to the Remedies Exception, (ii) there is no default under any Spinco Lease by any Remainco Entity or Spinco Entity, or to Remainco’s knowledge, by any other party thereto, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default under any Spinco Lease by any Remainco Entity or Spinco Entity and (iii) no Remainco Entity or Spinco Entity has received any notice of default, termination or cancellation from a lessor with respect to any Spinco Lease which breach or default has not been cured. Except as set forth on Section 6.19(b) of the Spinco Disclosure Schedule, no Remainco Entity or Spinco Entity has subleased or licensed any material portion of the Spinco Leased Real Property.

Section 6.20 Intellectual Property.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect:

(i) all Spinco Registered Intellectual Property is subsisting and, to the knowledge of Remainco, valid and enforceable;

(ii) Spinco or one of its Subsidiaries is the sole and exclusive owner of all right, title and interest in and to the Spinco Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens) and no current or former Affiliate (other than Spinco and its Subsidiaries), partner, director, stockholder, shareholder, officer, employee or consultant of Remainco or any of its Affiliates (other than Spinco and its Subsidiaries) or, to the knowledge of Remainco, any other third party, will, after giving effect to the transactions contemplated by this Agreement or any other Transaction Document, own any Spinco Owned Intellectual Property;

(iii) to the knowledge of Remainco, the use of the Spinco Owned Intellectual Property and any Intellectual Property licensed to any of the Spinco Entities in connection with the Spinco Business, the conduct of the Spinco Business and the researching, testing, development, commercialization, manufacture, sale or distribution of any products of the Spinco Business, do not, and immediately after the Closing, will not, infringe upon, misappropriate, dilute or otherwise violate, and have not since January 1, 2017, infringed upon, misappropriated, diluted or otherwise violated, the valid Intellectual Property rights of any third party;

(iv) since January 1, 2017, (A) no Action is or has been pending or threatened by Remainco or any of its Subsidiaries (1) alleging that any third party is infringing, misappropriating, diluting or otherwise violating any Spinco Owned Intellectual Property or (2) challenging the validity, enforceability, scope or use of Intellectual Property owned by a third party and in the field of the Spinco Business, and (B) to the knowledge of Remainco, no other Person is or has been infringing, misappropriating, diluting or otherwise violating any Spinco Owned Intellectual Property;

(v) there is no and, since January 1, 2017, there has been no (A) Action initiated by any third party pending or, to the knowledge of Remainco, threatened against Remainco or any of its Subsidiaries (1) concerning the matters described in Section 6.20(a)(iii) or (2) challenging the validity, enforceability, scope, use, or ownership of any Spinco Owned Intellectual Property; provided, in each case, that any Action that has been initiated but with respect to which process or other comparable notice has not been served on or delivered to Remainco or any of its Subsidiaries shall be deemed to be “threatened” rather than “pending”, or (B) (1) Governmental Order against Remainco or any of its Subsidiaries or applicable to any Spinco Owned Intellectual Property, (2) settlement agreement that Remainco or any of its Subsidiaries is a party to, or (3) to the knowledge of Remainco, other Governmental Order or settlement agreement, in each case restricting the use, ownership, enforcement or exploitation of any Spinco Owned Intellectual Property; and

(vi) (A) Remainco and its Subsidiaries have taken reasonable measures to protect the secrecy and confidentiality of all Know-How included in the Spinco Owned Intellectual Property, (B) to the knowledge of Remainco, neither Remainco nor any of its Subsidiaries has disclosed to any Person (including any employees, contractors, and consultants) any such Know-How included in the Spinco Owned Intellectual Property except under a confidentiality agreement or other legally binding confidentiality obligation, and to the knowledge of Remainco, except as set forth on Section 6.20(a)(vi) of the Spinco Disclosure Schedule, there has not been any breach by any party to any such confidentiality agreement and (C) Remainco and its Subsidiaries have required all Persons (including any current or former employees, contractors, and consultants) who create or develop or have created or developed any material registered or applied for Intellectual Property for the benefit of the Spinco Business to assign, and all such Persons have assigned, to Spinco or one of its Subsidiaries (by present assignment) all of such Person’s rights in such registered or applied for Intellectual Property.

(b) Since January 1, 2017, to the knowledge of Remainco, (i) there have been no security breaches in the IT Assets used by the Spinco Business or containing any data (including Personal Data) or Information of, or held on behalf of a third party by, the Spinco Business, and (ii) there have been no disruptions in any IT Assets that adversely affected the Spinco Business, in each case of clauses (i) and (ii), except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect. Remainco and its Subsidiaries, in connection with the conduct of the Spinco Business, have implemented and maintain business continuity and disaster recovery plans, procedures and facilities that are reasonable and appropriate to preserve the availability, security, and integrity of its and their IT Assets, and the data (including Personal Data) and Information stored thereon.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect, (i) Remainco and its Subsidiaries, in connection with the conduct of the Spinco Business, have, at all times since January 1, 2017, complied with, and Processed Personal Data in accordance with, all Data Security Requirements applicable to the Spinco Business, and (ii) since January 1, 2017, to the knowledge of Remainco, there has been no unauthorized access to or breach, misuse or theft of any Personal Data Processed by or on behalf of the Spinco Business. No Actions have been asserted or, to the knowledge of Remainco, threatened since January 1, 2017 against Remainco or any of its Subsidiaries, alleging a violation of any Person’s privacy, personal information or data rights, or of a Data Security Requirement, in relation to the conduct of the Spinco Business that would reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect, since January 1, 2017, Remainco and its Subsidiaries have not been required to provide under any Data Security Requirement, and have not otherwise provided, written notice to any Person informing them of a breach or unauthorized use of their Personal Data. Except as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect, the execution of the Transaction Documents and the consummation of the transactions contemplated thereby comply with all applicable Data Security Requirements.

(d) Notwithstanding anything in this Agreement to the contrary, the representations and warranties contained in this Section 6.20 and Section 6.28 are the only representations and warranties being made by Remainco in this Agreement with respect to the validity of, the right to register, or the infringement, misappropriation, dilution or other violation of, a third party’s Intellectual Property rights or the violation of Data Security Requirements.

Section 6.21 Environmental Matters. Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect:

(a) the Spinco Business is, and for the last five (5) years has been, conducted and the Spinco Entities are, and for the last five (5) years have been, in compliance with all Environmental Laws and Governmental Orders;

(b) the Remainco Entities (with respect to the Spinco Business) or the Spinco Entities have obtained and maintained and are, and for the last five (5) years have been, in compliance with all Permits required under Environmental Laws for the Spinco Entities to own, lease and operate the Spinco Assets or to conduct the Spinco Business;

(c) there are no Actions, Governmental Orders, notices or claims pending (or, with respect to Governmental Orders, continuing to which any Remainco Entity or Spinco Entity is a party or by which any of them are bound) or, to the knowledge of Remainco, threatened, against any Remainco Entity or Spinco Entity and specifically relating to the Spinco Business alleging violations of or Liability under any Environmental Law;

(d) no conditions currently exist, and no incidents have occurred in the last five (5) years, with respect to the Spinco Business, including with respect to the Spinco Assets, the Spinco Owned Real Property or the Spinco Leased Real Property, or any property currently or formerly owned, leased or operated by the Spinco Business, or any property to which the Spinco Business arranged for the disposal or treatment of Hazardous Materials that would reasonably be expected to result in the Spinco Entities incurring Liabilities under Environmental Laws; and

(e) Except as set forth on Schedule 6.21(e) of the Spinco Disclosure Schedule, none of the Remainco Entities (with respect to the Spinco Business), the Spinco Entities or any of their respective predecessors has manufactured, distributed, sold, used, stored, handled, tested, disposed of or Released and there has been no exposure to any PFAS Substance or any product containing a PFAS Substance.

Section 6.22 Absence of Changes.

(a) Since December 31, 2018, there has not been any Effect that has had or would reasonably be expected to have, individually or in the aggregate, a Spinco Material Adverse Effect.

(b) Since December 31, 2018, except as expressly required by this Agreement and the other Transaction Documents, Remainco has conducted, in all material respects, the Spinco Business and, with respect to the Spinco Business, owned, leased and operated its assets in the ordinary course of business

Section 6.23 Affiliate Matters. Except for (a) the Transaction Documents, (b) employment, compensation, severance or retention agreements or arrangements in the ordinary course of business (including any indemnification, contribution or advancement obligations of any Remainco Entity or Spinco Entity), (c) pursuant to a Spinco Benefit Plan, (d) commercial Contracts entered into on arm’s-length terms in the ordinary course of business, (e) Contracts that are Remainco Assets and (f) any intercompany Contract between any Remainco Entity, on the one hand, and any Spinco Entity, on the other hand or any Contract for services with any third-party shared by any Remainco Entity or Spinco Entity, no (i) Affiliate of Remainco, (ii) holder of 5% or more of Remainco Common Stock, (iii) director or executive officer of Remainco or Spinco, (iv) Affiliate of any Person referred to in the foregoing clauses (ii) and (iii) or (v) “immediate family” (as such term is defined in Rule 16a-1 under the Exchange Act) of any Person referred to in the foregoing clause (iii) is a party to any Contract with or binding upon any Spinco Entity or has an interest in any material Contract or transaction related to the Spinco Business or involving any Spinco Asset (each, a “Spinco Affiliate Contract”).

Section 6.24 Information Supplied.

(a) As subsequently updated, amended, modified or adjusted pursuant to Section 8.4, the information relating to Remainco or Spinco and their respective Subsidiaries, the Spinco Business, or the transactions contemplated by this Agreement or any Transaction Document to be provided by Remainco or Spinco or their respective Subsidiaries specifically for inclusion in, or incorporation by reference into, (i) the Split Off TO and the Proxy Statement will not, on the date the Split Off TO (if applicable) and the Proxy Statement, respectively, are first mailed to the Remainco stockholders or the RMT Partner shareholders (as applicable), (ii) the Distribution Registration Statement and the RMT Partner Registration Statement will not, at the time the Distribution Registration Statement and the RMT Partner Registration Statement (and in each case any amendment or supplement thereto), respectively, are filed with the SEC, are declared effective by the SEC or are first mailed to the RMT Partner shareholders or Remainco stockholders (as applicable), (iii) the Proxy Statement will not, at the time of the RMT Partner Shareholders Meeting, (iv) the Distribution Registration Statement will not, on the date of the Distribution or at the closing of the Exchange Offer (as applicable), or (v) the RMT Partner Registration Statement will not, at the Effective Time, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing provisions of this Section 6.24(a), no representation or warranty is made by Remainco or Spinco with respect to information or statements made or incorporated by reference in the Securities Filings, which information or statements were not supplied by or on behalf of Remainco or Spinco.

(b) The Securities Filings that Remainco or Spinco will file (jointly or otherwise) pursuant to Section 8.4 will comply in all material respects as to form with the applicable requirements of the Exchange Act and the Securities Act and the rules and regulations promulgated thereunder.

Section 6.25 Spinco Financing. On or prior to the date of this Agreement, Spinco has delivered to RMT Partner a true, complete and fully executed copy of the Spinco Commitment Letter. As of the date of this Agreement, (a) the Spinco Commitment Letter has not been amended, waived or modified in any respect, (b) to the knowledge of Remainco, the respective commitments contained in the Spinco Commitment Letter have not been withdrawn, terminated, modified or rescinded in any respect and (c) the Spinco Commitment Letter is in full force and effect and is a legal, valid and binding obligation of Spinco, and, to the knowledge of Remainco, the other parties thereto, enforceable against Spinco, and to the knowledge of Remainco, each of the other parties thereto in accordance with its terms, subject to the Remedies Exception. As of the date of this Agreement, except for the Spinco Commitment Letter, to the knowledge of Remainco, there are no side letters or other Contracts related to any portion of the funding of the Debt Financing, other than as expressly set forth in the Spinco Commitment Letter delivered to RMT Partner on or prior to the date of this Agreement. As of the date of this Agreement, no event has occurred, which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Spinco, its Affiliates or, to the knowledge of Remainco, any other party to the Spinco Commitment Letter, under the Spinco Commitment Letter, or, to the knowledge of Remainco, would result in any portion of the Debt Financing being unavailable or delayed.

Section 6.26 Board and Shareholder Approval.

(a) The Spinco Board (i) has approved and declared advisable this Agreement and the Separation and Distribution Agreement and the transactions contemplated hereby and thereby, including the Internal Reorganization, the Separation, the Distribution and the Merger and (ii) has resolved to recommend the adoption of this Agreement by the sole stockholder of Spinco. The Remainco Board has approved this Agreement and the Separation and Distribution Agreement and the transactions contemplated hereby and thereby, including the Internal Reorganization, the Separation, the Distribution and the Merger, subject to such further action of the Remainco Board required, if applicable, to determine the structure of the Distribution, establish the Distribution Record Date and the Distribution Date, and the effectiveness of the declaration of the Distribution by the Remainco Board (which is subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in the Separation and Distribution Agreement).

(b) As of the date hereof, the sole stockholder of Spinco is Remainco. Prior to or concurrently with the execution of this Agreement, Remainco has approved and adopted, as Spinco’s sole stockholder, this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions stated herein and therein.

(c) The approval of Remainco’s stockholders is not required to effect the transactions contemplated by the Separation and Distribution Agreement or this Agreement.

Section 6.27 RMT Partner Common Stock. Neither Remainco nor Spinco owns (directly or indirectly, beneficially or of record) nor is a party to any Contract for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of RMT Partner (other than as contemplated by this Agreement).

Section 6.28 Sufficiency of the Spinco Assets; Title. As of the Closing, after giving effect to the Merger (assuming receipt of all Consents described in Section 5.4 and Section 6.5), the Spinco Assets, together with and taking into account the (a) services available under the Transition Services Agreement and the rights granted pursuant to the other Transaction Documents and (b) provisions of the Separation and Distribution Agreement, will constitute all of the assets, rights and properties (other than the services of Governmental Authorities or third-party utility providers (and assets of Governmental Authorities or third-party utility providers related to the provision of such services) provided to the Spinco Business in the ordinary course of business and of a type generally provided by Governmental Authorities or third-party utility providers to similarly situated Persons) necessary and reasonably sufficient to conduct, in all material respects, the Spinco Business immediately after the Closing in substantially the same manner as currently conducted on the date hereof and as it has been conducted in the twelve (12) months prior to the date hereof. Remainco and Spinco collectively have, and at the Closing the Spinco Entities will have, good, valid and marketable title (free and clear of al Liens other than Permitted Liens) to, valid leasehold interests in or a valid legal right to use, as the case may be, all of the Spinco Assets, except as would not, individually or in the aggregate, reasonably be expected to be material to the Spinco Business, taken as a whole; provided that the foregoing is not a representation or warranty with respect to infringement, misappropriation or other violation of Intellectual Property.

Section 6.29 No Other Representations and Warranties.

(a) Except for the representations and warranties contained in Article V and this Article VI or expressly and specifically made in any Transaction Document, none of Remainco or its Subsidiaries (including Spinco and the Spinco Entities) or any of their respective Affiliates or Representatives makes (and Remainco, on behalf of itself, its Subsidiaries (including Spinco and the Spinco Entities), and their respective Affiliates and Representatives, hereby disclaims) any express or implied representation or warranty with respect to Remainco or its Subsidiaries (including Spinco and the Spinco Entities), the Spinco Assets, the Spinco Entities, the Spinco Business or with respect to the accuracy or completeness of any other information provided, or made available, to RMT Partner or any of its Subsidiaries or Representatives in connection with the transactions contemplated hereby or in the Transaction Documents. None of Remainco or its Subsidiaries or any other Person will have or be subject to any Liabilities to RMT Partner, its Affiliates (including the Spinco Entities following the Closing), agents or representatives or any Person resulting from RMT Partner’s use of, or the use by any of its Affiliates (including the Spinco Entities following the Closing) or Representatives of any such information, including information, documents, projections, forecasts or other material made available to or otherwise provided to RMT Partner, its Affiliates or Representatives in any “data rooms,” teaser, confidential information memorandum, management presentations, discussions or exchange by electronic mail in connection with the transactions contemplated by this Agreement or the Transaction Documents, unless any such information is expressly and specifically included in a representation or warranty contained in Article V or this Article VI or expressly and specifically in a Transaction Document. Notwithstanding anything to the contrary contained in this Agreement and without limiting the foregoing, none of Remainco, its Subsidiaries or their respective Representatives makes any express or implied representation or warranty with respect to Remainco Assets or Remainco Liabilities.

(b) Remainco acknowledges and agrees that, except for the representations and warranties in Article VII or expressly and specifically made in any Transaction Document, neither RMT Partner nor any of its Subsidiaries, nor any other Person, has made any express or implied representation or warranty with respect to RMT Partner or any of its Subsidiaries or with respect to the accuracy or completeness of any other information provided, or made available, to Remainco or any of its Subsidiaries or Representatives in connection with the transactions contemplated hereby and in the Transaction Documents and Remainco has not relied on any representation or warranty other than those contained in Article VII and expressly and specifically made in a Transaction Document. Without limiting the generality of the foregoing, Remainco acknowledges and agrees that neither RMT Partner nor any of its Subsidiaries or any other Person has made a representation or warranty (including as to completeness or accuracy) to Remainco with respect to, and neither RMT Partner nor any of its Subsidiaries or any other Person shall be subject to any liability to Remainco or any other Person in connection with this Agreement and the transactions contemplated hereby resulting from, any materials, documents or information relating to RMT Partner or its Subsidiaries (including any projections, estimates, forecasts or budgets) made available or provided to Remainco or its Representatives in any “data rooms,” teaser, confidential information memorandum, management presentations, discussions, exchange by electronic mail or otherwise, in each case, except as expressly and specifically covered by a representation or warranty set forth in Article VII of this Agreement or in a Transaction Document.

ARTICLE VII

REPRESENTATIONS AND WARRANTIES OF RMT PARTNER AND MERGER SUB

Except as otherwise disclosed or identified in (a) the RMT Partner SEC Documents filed or furnished with the SEC on or prior to the date hereof (excluding any disclosures (other than statements of historical fact) in any risk factors section or in any “forward-looking statement” disclaimer); provided that this exception shall apply only to the extent that the relevance of such disclosure to the applicable representation and warranty is reasonably apparent on its face, or (b) the RMT Partner Disclosure Schedule (it being understood that any information set forth in one section or subsection of the RMT Partner Disclosure Schedule shall be deemed to apply to and qualify the representation and warranty set forth in the Section of this Agreement to which it corresponds in number and, whether or not an explicit reference or cross-reference is made, each other representation and warranty set forth in each other Section of this Article VII for which it is reasonably apparent on the face of such information that such information is relevant to such other Section), RMT Partner and Merger Sub, jointly and severally, hereby represent and warrant to Remainco and Spinco as follows:

Section 7.1 Organization of RMT Partner and Merger Sub.

(a) Each of RMT Partner and Merger Sub is a legal entity duly organized, validly existing and in good standing (or equivalent status as applicable) under the Laws of its respective jurisdiction.

(b) Each of RMT Partner and Merger Sub has made available to Remainco true and complete copies of its Organizational Documents.

(c) Each of RMT Partner and Merger Sub (i) has all requisite organizational power and authority to own, lease and operate its assets where such assets are now owned, leased and operated and to conduct its business as it is now being conducted and (ii) is duly licensed or qualified and in good standing (or equivalent status as applicable) in each jurisdiction in which the assets owned or leased by it or the character of its activities require it to be so licensed or qualified or in good standing (or equivalent status as applicable), in the case of each of clause (i) and (ii), except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

Section 7.2 Subsidiaries.

(a) Section 7.2(a) of the RMT Partner Disclosure Schedule sets forth a list of the RMT Partner Subsidiaries and their respective jurisdictions of organization as of the date hereof. Each RMT Partner Subsidiary has been duly organized and is validly existing under the Laws of its jurisdiction of organization and has all requisite organizational power and authority to own, lease and operate its assets where such assets are now owned, leased, and operated and to conduct its business as it is now being conducted, except where the failure to be so organized or validly existing, or to have such organizational power or authority, would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

(b) Each RMT Partner Subsidiary is duly licensed or qualified and in good standing (or equivalent status as applicable) in each jurisdiction in which the assets owned or leased by it or the character of its activities require it to be so licensed or qualified or in good standing (or equivalent status as applicable), as applicable, except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

Section 7.3 Due Authorization.

(a) Each of RMT Partner and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and the Transaction Documents to which it is a party and that have been executed as of the date hereof and will have all requisite corporate power and authority to execute and deliver all other Transaction Documents to which it will be a party as of the Effective Time and (subject to the receipt of the Consents described in Section 7.5) to consummate the transactions contemplated hereby and thereby.

(b) The execution and delivery by each of RMT Partner and Merger Sub of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time and the consummation by each of RMT Partner and Merger Sub of the transactions contemplated hereby and thereby have been, or will be as of the Effective Time, duly and validly authorized and approved by all necessary and proper corporate action on its part (subject to the receipt of the Consents described in Section 7.5), and, except for the RMT Partner Shareholder Approval, no other corporate action on the part of RMT Partner or Merger Sub is necessary to authorize this Agreement or the Transaction Documents to which it is or will be a party as of the Effective Time.

(c) Each of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time has been or will be duly and validly executed and delivered by each of RMT Partner and Merger Sub and (assuming that this Agreement and the other applicable Transaction Documents to which each of Remainco or Spinco is or will be a party as of the Effective Time constitutes a legal, valid and binding obligation of each of Remainco, and Spinco (as applicable)) constitutes or will constitute a legal, valid and binding obligation of each of RMT Partner and Merger Sub (as applicable), enforceable against each of RMT Partner and Merger Sub (as applicable) in accordance with its terms, subject to the Remedies Exception.

Section 7.4 No Conflict. Subject to the receipt of the Consents described in Section 7.5 and receipt of the RMT Partner Shareholder Approval, other than as set forth on Section 7.4 of the RMT Partner Disclosure Schedule, the execution and delivery by each of RMT Partner and Merger Sub of this Agreement and the Transaction Documents to which it is or will be a party as of the Effective Time and the consummation by RMT Partner and Merger Sub of the transactions contemplated hereby and thereby do not and will not: (a) conflict with, violate any provision of, or result in the breach of, any Law or Governmental Order applicable to RMT Partner or Merger Sub or by which any of its assets is bound; (b) conflict with or violate any provision of the Organizational Documents of RMT Partner or Merger Sub; or (c) conflict with or violate any provision of, or result in a default, breach, modification or termination of, or require an additional payment or Consent under, or result in the creation or acceleration of any obligation under, or result in the loss of any benefit or give rise to any right of acceleration, termination, vesting, amendment, suspension or revocation under, any Contract to which RMT Partner or any of its Subsidiaries is a party or to which the business of RMT Partner and its Subsidiaries is bound or (d) result in the creation of imposition of any Lien on any properties or assets of RMT Partner, except, in the case of clauses (a), (c) and (d), as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

Section 7.5 Governmental Consents. No Consent of, with or to any Governmental Authority is required to be obtained or made by or with respect to RMT Partner or any of the RMT Partner Subsidiaries in connection with the execution or delivery by each of RMT Partner and Merger Sub of this Agreement or the other Transaction Documents to which each of RMT Partner and Merger Sub (as applicable) is or will be a party as of the Effective Time or the consummation by each of RMT Partner and Merger Sub of the transactions contemplated hereby or thereby, except for: (a) Consents required under the rules and regulations of the NYSE and NASDAQ; (b) applicable requirements of any Competition Laws (including the Required Consents); (c) Consents required under applicable requirements of state securities or “blue sky” Laws, the Securities Act or the Exchange Act; (d) the filing of the Certificate of Merger pursuant to Section 2.2(a); (e) the filing with the SEC of the Distribution Registration Statement and the RMT Partner Registration Statement; (f) the RMT Partner Shareholder Approval; (g) the filing of any amendment to the organizational documents of Spinco to effect the Separation and Distribution; and (h) the Required Consents, filings or Consents from or with any Governmental Authority which, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

Section 7.6 Capital Stock and Other Matters.

(a) As of the date hereof, the authorized capital stock of RMT Partner consists of 500,000,000 shares of RMT Partner Common Stock. At the close of business on December 13, 2019: (i) 106,780,994 shares of RMT Partner Common Stock were issued and outstanding (excluding RMT Partner Common Stock held in treasury); (ii) 21,745,143 shares of RMT Partner Common Stock were held by RMT Partner in its treasury; (iii) 1,278,704 shares of RMT Partner Common Stock were reserved for issuance under all outstanding RMT Partner Equity Awards, including deferrals under the RMT Partner Deferred Compensation Plan; (iv) 16,500,000 RMT Partner Tangible Equity Units were issued and outstanding; and (v) no RMT Partner Common Stock was held by any of its Subsidiaries. All of the issued and outstanding RMT Partner Common Stock has been duly authorized, validly issued, fully paid and nonassessable (meaning that the holders thereof cannot, by reason of merely being such a holder, be subject to assessment or calls by RMT Partner or its creditors for further payments on that RMT Partner Common Stock) and have not been, or will not be, issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription rights or any similar right under any applicable contracts or any provisions of the RMT Partner Organizational Documents.

(b) No bonds, debentures, notes or other Indebtedness of RMT Partner or any of the RMT Partner Subsidiaries having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of capital stock of RMT Partner (including RMT Partner Common Stock) may vote (“RMT Partner Voting Debt”) are issued or outstanding.

(c) As of the date hereof, the authorized capital stock of Merger Sub consists of Merger Sub Common Stock, of which one hundred (100) shares are issued and outstanding. Merger Sub has been organized solely for the purpose of effecting the Merger and the other transactions contemplated by this Agreement, has no assets, liabilities or obligations and has not, since the date of its formation, carried on any business or conducted any operations, except, in each case, as arising from the execution of this Agreement, the performance of its covenants and agreements hereunder and matters ancillary thereto.

(d) Except as expressly set forth in Section 7.6(a), or in connection with the Merger, there are no (i) outstanding options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of capital stock of RMT Partner, or any other commitments or agreements providing for the issuance, sale, repurchase or redemption of shares of capital stock of RMT Partner, (ii) agreements of any kind which may obligate RMT Partner to issue, purchase, redeem or otherwise acquire any of its shares of capital stock or (iii) voting trusts, proxies or other agreements or understandings with respect to the voting shares of capital stock of RMT Partner.

Section 7.7 Capitalization of Subsidiaries. The issued and outstanding Interests of each of the RMT Partner Subsidiaries have been duly authorized and validly issued and are fully paid and nonassessable. RMT Partner, directly or indirectly, owns of record and beneficially all the issued and outstanding Interests of the RMT Partner Subsidiaries, free and clear of any Liens (other than those set forth in their respective Organizational Documents or arising pursuant to applicable securities Laws or created by this Agreement). There are no (i) outstanding options, warrants, rights or other securities convertible into or exercisable or exchangeable for Interests of such RMT Partner Subsidiaries, or any other commitments or agreements providing for the issuance, sale, repurchase or redemption of Interests of such RMT Partner Subsidiaries, and (ii) agreements of any kind which may obligate any RMT Partner Subsidiary to issue, purchase, redeem or otherwise acquire any of its Interests.

Section 7.8 RMT Partner Reports and Financial Statements.

(a) RMT Partner has filed or furnished all registration statements, prospectuses, reports, schedules, forms, statements and other documents (including exhibits and any amendments thereto) required to be so filed or furnished by it with the SEC since January 1, 2018 (collectively, the “RMT Partner SEC Documents”). There are no outstanding or unresolved comments received from the SEC staff with respect to the RMT Partner SEC Documents. As of the date hereof, no Subsidiary of RMT Partner is required to file or furnish any form, report, registration statement, prospectus or other document with the SEC. No Subsidiary of RMT Partner is, or since January 1, 2018 has been, subject to any requirement to file periodic reports under the Exchange Act. As of their respective dates (or, as of its effective date in the case of any RMT Partner SEC Document that is a registration statement filed pursuant to the Securities Act) or, if amended, as of the date of (and giving effect to) the last such amendment, the RMT Partner SEC Documents complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, and complied in all material respects with accounting standards applicable thereto, and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(b) Each of the consolidated balance sheets included in or incorporated by reference into the RMT Partner SEC Documents (including the related notes and schedules) fairly presents, in all material respects, the consolidated financial position of RMT Partner and its Subsidiaries as of its date, and each of the consolidated statements of operations, cash flows and changes in shareholders’ equity included in or incorporated by reference into the RMT Partner SEC Documents (including any related notes and schedules) fairly presents, in all material respects, the results of operations, cash flows or changes in shareholders’ equity, as the case may be, of RMT Partner and its Subsidiaries for the periods set forth therein, in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein (subject, in the case of unaudited consolidated financial statements, to (a) such exceptions as may be permitted by the SEC or by Form 10-Q or Form 8-K under the Exchange Act, (b) normal year-end audit adjustments which have not been and are not expected to be material and (c) any other adjustments stated therein or in the notes thereto).

(c) There are no Liabilities of RMT Partner or any of its Subsidiaries of any nature required to be reflected on, or reserved against in, a balance sheet of RMT Partner or in the notes thereto prepared in accordance with GAAP, except for (a) Liabilities reflected or reserved for on the consolidated balance sheet of RMT Partner or described in the notes thereto, in each case included in RMT Partner’s annual report on Form 10-K for the year ended December 31, 2018 or RMT Partner’s quarterly report on Form 10-Q for the period ended September 30, 2019; (b) Liabilities incurred in the ordinary course of business since December 31, 2018; (c) Liabilities incurred in connection with this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby; or (d) Liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

(d) Neither RMT Partner nor any of RMT Partner’s Subsidiaries is a party to, or has any commitment to become a party to, any off-balance sheet joint venture, off-balance sheet partnership or any other “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC).

(e) RMT Partner maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are designed to provide reasonable assurance that all information required to be disclosed by RMT Partner is reported on a timely basis to the individuals responsible for the preparation of RMT Partner’s filings with the SEC and other public disclosure documents. RMT Partner’s management has completed an assessment of the effectiveness of RMT Partner’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2018, and such assessment concluded that such internal control system was effective. RMT Partner’s independent registered public accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that RMT Partner maintained effective internal control over financial reporting as of December 31, 2018. RMT Partner’s internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act) is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of RMT Partner, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of RMT Partner are being made only in accordance with authorizations of management and directors of RMT Partner and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of RMT Partner’s assets that could have a material effect on its financial statements. RMT Partner has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to RMT Partner’s auditors and the audit committee of the RMT Partner Board (i) any significant deficiencies or material weaknesses in the design or operation of its internal controls over financial reporting which are reasonably likely to adversely affect RMT Partner’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in RMT Partner’s internal control over financial reporting.

Section 7.9 Litigation and Proceedings. (a) There are no Actions pending or, to the knowledge of RMT Partner, threatened before or by any Governmental Authority against RMT Partner or any RMT Partner Subsidiary that would reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect and (b) there is no continuing Governmental Order to which RMT Partner or any RMT Partner Subsidiary is a party or by which any of them are bound that would reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

Section 7.10 Legal Compliance.

(a) Each of the RMT Partner Entities is, and, since January 1, 2017, each of the RMT Partner Entities has been, in compliance with all applicable Laws and Governmental Orders, except for instances of noncompliance that would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect. Since January 1, 2017, none of the RMT Partner Entities has received any written, or, to the knowledge of the RMT Partner, oral, notice from any Governmental Authority asserting any violation of or failure to comply with, or an investigation with respect to any failure to comply with, any applicable Law or notifying the RMT Partner Entities regarding an investigation of possible non-compliance, except for violations or failures to comply that would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

(b) Except for those matters which would not, individually or in the aggregate, reasonably be expected to be material to RMT Partner and its Subsidiaries, taken as a whole:

(i) RMT Partner and the RMT Partner Subsidiaries (i) are in compliance, and, during the five (5) years prior to the date hereof, have been in compliance with applicable Anti-Corruption Laws; (ii) since during the five (5) years prior to the date hereof, have not been given notice by a Governmental Authority of, or to the knowledge of RMT Partner, been investigated by any Governmental Authority with respect to any actual or alleged violation of any applicable Anti-Corruption Laws by RMT Partner or any RMT Partner Subsidiary; and (iii) during the five (5) years prior to the date hereof, have had an operational program in effect, including policies, procedures and training, intended to enhance awareness of and compliance with any applicable Anti-Corruption Laws;

(ii) during the five (5) years prior to the date hereof, none of the RMT Partner Entities has, directly or indirectly, through their respective directors, managers, members, officers, or, to the knowledge of RMT Partner, employees or any other Person authorized to act on its behalf (including any distributor, agent, sales intermediary or other third party), offered, promised, paid, authorized or given, money or anything of value to any Government Official or other Person, for the purpose of: (A) influencing any act or decision of any Government Official or Other Covered Party; (B) inducing any Government Official or Other Covered Party to do or omit to do an act in violation of such Government Official’s or Other Covered Party’s legal duties; (C) securing any improper advantage; or (D) inducing any Government Official or Other Covered Party to influence any act or decision of any Governmental Authority, in order to obtain or retain business, or direct business to, any Person, in any way;

(iii) during the five (5) years prior to the date hereof, RMT Partner, its Subsidiaries and its and their officers, directors, employees, and, to RMT Partner’s knowledge, its and their agents and Affiliates have been in compliance with Sanctions; and

(iv) during the five (5) years prior to the date hereof, neither RMT Partner nor any of its Subsidiaries, nor any of its or their officers, directors, or employees, nor, to the knowledge of RMT Partner, any of its or their agents or Affiliates, has been a Sanctioned Party.

Section 7.11 Material Contracts.

(a) Except as set forth in Section 7.11(a) of the RMT Partner Disclosure Schedule, as of the date hereof, neither RMT Partner nor any of its Subsidiaries are parties to or otherwise bound by or subject to (Contracts of the following types, together with the RMT Partner Licenses, the “RMT Partner Material Contracts”):

(i) other than any such Contract solely between the RMT Partner Entities, any partnership, joint venture, strategic alliance, license or research and development project Contract, in each case, which is material to RMT Partner and its Subsidiaries (taken as a whole);

(ii) Contracts containing (A) a covenant materially restricting the ability of RMT Partner or any of its Subsidiaries to engage in any line of business in any geographic area or to compete with any Person, to market any product or to solicit customers or (B) a provision granting the other party “most favored nation” status, exclusivity or similar rights;

(iii) any acquisition or divestiture Contract that contains continuing financial covenants, indemnities or other payment obligations (including “earn out” or other contingent payment obligations but not including royalty payments) that would reasonably be expected to result in the receipt or making by RMT Partner or any of its Subsidiaries of future payments in excess of $50 million;

(iv) each Contract relating to outstanding Indebtedness of RMT Partner or its Subsidiaries (whether incurred, assumed, guaranteed or secured by any asset) in each case in a principal amount in excess of $10 million other than (A) Contracts solely among RMT Partner and any wholly owned RMT Partner Subsidiary or a guarantee by RMT Partner or any RMT Partner Subsidiary of Indebtedness of a RMT Partner Subsidiary, (B) the RMT Partner Term Credit Facility, (C) the RMT Partner Revolving Credit Agreement and (D) financial guarantees entered into in the ordinary course of business consistent with past practice not exceeding $10 million, individually or in the aggregate (other than surety or performance bonds, letters of credit or similar agreements entered into in the ordinary course of business consistent with past practice in each case to the extent not drawn upon);

(v) any shareholders, investors’ rights, registration rights or similar agreement or arrangement of RMT Partner or any of its Subsidiaries;

(vi) any Contract that relates to any swap, forward, futures, or other similar derivative transaction with a notional value as of the date of this Agreement in excess of $40 million;

(vii) is a Contract that is material to RMT Partner and the RMT Partner Entities, taken as a whole, to which a Governmental Authority is a party;

(viii) any Contract involving the settlement of any claims, actions, suits or proceedings or threatened claims, actions, suits or proceedings (or series of related claims, actions, suits or proceedings) pursuant to which RMT Partner or any of its Subsidiaries (A) is required to pay after the date hereof consideration in excess of $5 million or (B) is subject to material monitoring or reporting obligations to any other Person outside the ordinary course of business;

(ix) except for any RMT Partner Leases, any other Contract pursuant to which RMT Partner or its Subsidiaries may be entitled to receive or obligated to pay more than $30 million in fiscal year 2018 or fiscal year 2019; and

(x) any Contract not otherwise described in any other subsection of this Section 7.11(a) that would be required to be filed by RMT Partner as a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC).

(b) RMT Partner has made available to Remainco true, complete and correct copies of each RMT Partner Material Contract described in Section 7.11(a)(i) through Section 7.11(a)(x) in effect on the date hereof. Each RMT Partner Material Contract (except those which may be canceled, rescinded, terminated or not renewed after the date hereof in accordance with their terms) is valid and binding on RMT Partner or its Subsidiaries, as applicable, and, to the knowledge of RMT Partner, the counterparty thereto, and is in full force and effect, subject to the Remedies Exception. Neither RMT Partner nor any of its Subsidiaries is in breach of, or default under, any RMT Partner Material Contract to which it is a party, except for such breaches or defaults as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect. To the knowledge of RMT Partner, as of the date hereof, no other party to any RMT Partner Material Contract is in breach of or default under the terms of any RMT Partner Material Contract where such breach or default has had or would reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

Section 7.12 Vendors and Customers.

(a) Section 7.12(a) of the RMT Partner Disclosure Schedule sets forth a list of the top twenty (20) vendors and/or suppliers (by amount paid) of the RMT Partner Entities for the year ended December 31, 2018 (collectively, the “RMT Partner Material Vendors”) and the amount of consideration paid to each RMT Partner Material Vendor by the RMT Partner Entities during such period. Since December 31, 2018 and prior to the date hereof, no such RMT Partner Material Vendor has expressed in writing to any RMT Partner Entity its intention to cancel or otherwise terminate, or materially reduce or modify, its relationship with RMT Partner or indicating a material breach of the terms of any Contracts with such RMT Partner Material Vendor, except for any of the foregoing that would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

(b) Section 7.12(b) of the RMT Partner Disclosure Schedule sets forth a list of the top twenty (20) customers and distributors (by revenue) of the RMT Partner Entities for the year ended December 31, 2018 (the “RMT Partner Material Customers”) and the amount of consideration paid to the RMT Partner Entities by each RMT Partner Material Customer for the year ended December 31, 2018. Since December 31, 2018 and prior to the date hereof, no such RMT Partner Material Customer has expressed in writing to any RMT Partner Entity its intention to cancel or otherwise terminate, or materially reduce or adversely modify, its relationship with RMT Partner or indicating a material breach of the terms of any Contracts with such RMT Partner Material Customer, except for any of the foregoing that would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

Section 7.13 RMT Partner Benefit Plans.

(a) Section 7.13(a) of the RMT Partner Disclosure Schedule lists as of the date hereof each material RMT Partner Benefit Plan other than any Non-U.S. RMT Partner Benefit Plan that is not a pension plan. For purposes of this Agreement, “RMT Partner Benefit Plan” means each “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and all other employee benefit, bonus, incentive, retention, retirement, deferred compensation, early retirement, old-age part-time, stock option (or other equity-based), severance, termination, employment, change in control, welfare (including post-retirement medical and life insurance) and fringe benefit plans, programs, policies, agreements and arrangements, whether or not subject to ERISA and whether written or oral, for the benefit of any RMT Partner Employee, director or service provider who is a natural person or former employee, director or service provider who is a natural person of any of the RMT Partner Entities, (i) that is sponsored, maintained or contributed to by any of the RMT Partner Entities or (ii) for which any of the RMT Partner Entities has any obligation to contribute or other liability, contingent or otherwise; provided, however, that “RMT Partner Benefit Plan” shall not include (x) any Multiemployer Plan or (y) any other plan, program or arrangement maintained by (A) an entity other than a RMT Partner Entity pursuant to a Collective Bargaining Agreement or (B) a Governmental Authority.

(b) RMT Partner has heretofore made available, or will make available within ninety (90) days following the date hereof, to Remainco a true and complete copy (or in the case of any unwritten plan, a description) of each material RMT Partner Benefit Plan listed on Section 7.13(a) of the RMT Partner Disclosure Schedule and, with respect to each such RMT Partner Benefit Plan, the following related documents, if applicable: (i) the current summary plan description within the meaning of ERISA or, in case such RMT Partner Benefit Plan is not subject to ERISA, a summary thereof, (ii) the most recent annual report (Form 5500), if any, filed with the IRS, (iii) the most recently received IRS determination or opinion letter, (iv) the most recently audited financial statements or prepared actuarial report and (v) any related trust agreement.

(c) Each of the RMT Partner Benefit Plans has been established, operated and administered in all respects in accordance with its terms and applicable Laws, including, but not limited to, ERISA, the Code and in each case the regulations thereunder, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect. There are no pending or, to the knowledge of RMT Partner, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the RMT Partner Benefit Plans or any trusts related thereto and no event has occurred that would reasonably be expected to give rise to any such claim, except where such claims would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

(d) Each RMT Partner Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received or is reasonably expected to receive a favorable determination letter from the IRS or is entitled to rely on an advisory or opinion letter from the IRS, and, to the knowledge of RMT Partner, nothing has occurred that would reasonably be expected to result in the revocation of such favorable determination letter.

(e) No RMT Partner Benefit Plan is (i) an “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a “multiple employer plan” (within the meaning of Section 413 of the Code) or (iii) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

(f) Except as would not reasonably be expected to, individually or in the aggregate, result in any material liability to RMT Partner or any RMT Partner Entity, with respect to the RMT Partner Employees or former employees of any of the RMT Partner Entities, no RMT Partner Benefit Plan provides death, medical, dental, vision, life insurance or other welfare benefits beyond termination of service or retirement other than (i) coverage mandated by Law or the sole cost of which is borne by the employee or former employee, (ii) death benefits attributable to deaths that occur at or prior to the termination of service or retirement or (iii) benefits through the end of the month of termination of service or retirement.

(g) Neither RMT Partner nor any of its ERISA Affiliates (i) has incurred any liability under Title IV or Section 302 of ERISA or under Section 412 of the Code that has not been satisfied in full and no condition exists that would reasonably be expected to result in RMT Partner incurring any such liability thereunder or (ii) has incurred any Withdrawal Liability that has not been satisfied in full, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

(h) Except as required by applicable Law or Article IV hereof, neither the execution and delivery of this Agreement or the other Transaction Documents nor the consummation of the transactions contemplated hereby or thereby (either alone or in conjunction with any other event) would, except as required solely by reason of applicable Law or as provided in the Employee Matters Agreement, (i) result in, cause the vesting, exercisability or delivery of, or increase the amount or value of, any material payment, right or other benefit becoming due to any current or former director or employee of any of the RMT Partner Entities under any RMT Partner Benefit Plan or otherwise, (ii) materially increase any benefits otherwise payable under any RMT Partner Benefit Plan, or (iii) result in any material acceleration of the time of payment, funding or vesting under any RMT Partner Benefit Plan.

(i) Neither the execution and delivery of this Agreement or the other Transaction Documents nor the consummation of the transactions contemplated hereby or thereby (either alone or in conjunction with any other event) would result in the payment by RMT Partner or any of the RMT Partner Entities of any amount that would, individually or in combination with any other such payment, constitute an “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code or any equivalent applicable Law. No RMT Partner Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 409A or 4999 of the Code.

(j) Except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect, each RMT Partner Benefit Plan that is mandated by applicable Law or by a Governmental Authority outside of the United States or that is subject to the Laws of a jurisdiction outside of the United States (each, a “Non-U.S. RMT Partner Benefit Plan”) (i) if intended to qualify for special Tax treatment, meets all the requirements for such treatment, (ii) if required to be registered has been registered and has been maintained in good standing with applicable Law and the applicable Governmental Authorities and to the knowledge of RMT Partner, no circumstances exist as of the date hereof that would reasonably result in the loss of the good standing of such Non-U.S. RMT Partner Benefit Plan, and (iii) is funded, book-reserved or secured by an insurance policy to the extent required by the terms of the applicable Non-U.S. RMT Partner Benefit Plan or applicable Law, based on reasonable actuarial assumptions in accordance with applicable accounting principles.

Section 7.14 Labor Matters.

(a) (i) Within thirty (30) days following the date hereof, RMT Partner shall deliver to Remainco a list setting forth, as of the date hereof, all material Collective Bargaining Agreements that are applicable to current employees of any of the RMT Partner Entities or to which any of the RMT Partner Entities is a party (it being understood that agreements with works councils will not be listed as of the date hereof); (ii) within four (4) months following the date hereof, RMT Partner shall deliver to Remainco an updated list of all material Collective Bargaining Agreements that at such time are applicable to current employees of any of the RMT Partner Entities or to which any of the RMT Partner Entities is a party; and (iii) at least thirty (30) days prior to the Closing, RMT Partner shall deliver to Remainco any updates to such list described in (ii); provided, however, in each case, where there are successive Collective Bargaining Agreements with a particular labor union or other employee representative body, only the most recent Collective Bargaining Agreement in effect in the series shall be listed. Except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect, (i) since January 1, 2017, there has not been any strike, lockout or labor dispute, or, to the knowledge of RMT Partner, any threat thereof, against any of the RMT Partner Entities; (ii) there are no Actions pending against RMT Partner related to the alleged violation of any Laws pertaining to labor relations or employment matters, in each case with respect to any RMT Partner Employee; and (iii) RMT Partner and its Subsidiaries have complied in all respects with all applicable Laws related to employment and employment practices, including terms and conditions of employment, wages and hours, discrimination, employee classification, workers’ compensation, family and medical leave, immigration and occupational safety and health requirements, and no claims or proceedings are pending or, to the knowledge of RMT Partner, threatened with respect to the foregoing. Except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect, each individual who renders services to the RMT Partner Entities who is classified as an independent contractor, consultant or other non-employee status for any purpose is properly so characterized. Except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect, there is no pending application for certification of a collective bargaining agent or union organizing activities with respect to RMT Partner Employees.

(b) The execution and delivery of this Agreement or any Transaction Document do not require RMT Partner or its Subsidiaries, prior to such execution and delivery, to seek or obtain any consent, engage in consultation with, or issue any notice to or make any filing with (as applicable) any unions, labor organizations, or any governmental labor agency.

(c) To the knowledge of RMT Partner, since January 1, 2017, (i) no allegations, claims or reports of material sexual harassment, misconduct, discrimination or retaliation have been made to RMT Partner or its Subsidiaries or in respect of any individual in a RMT Partner Key Executive Role and (ii) neither RMT Partner or its Subsidiaries has entered into any settlement agreement related to allegations, claims or reports of sexual harassment, misconduct, discrimination or retaliation by any individual in a RMT Partner Key Executive Role.

Section 7.15 Tax Matters.

(a) All material Tax Returns required to be filed by or with respect to RMT Partner and the RMT Partner Subsidiaries have been timely filed (taking into account applicable extensions), and all such Tax Returns are true, correct and complete in all material respects. All material Taxes of or with respect to RMT Partner and the RMT Partner Subsidiaries, whether or not shown as due on such Tax Returns, have been paid, or adequate reserves therefor in accordance with GAAP have been provided on the consolidated financial statements of RMT Partner contained in the RMT Partner SEC Documents.

(b) All material Taxes required to be withheld by RMT Partner and the RMT Partner Subsidiaries have been withheld and, to the extent required, have been paid over to the appropriate Governmental Authority.

(c) No deficiency for any material amount of Taxes has been asserted or assessed by any Governmental Authority in writing against RMT Partner or any RMT Partner Subsidiary (or, to the knowledge of RMT Partner, has been threatened or proposed), except for deficiencies which have been satisfied by payment, settled or withdrawn. No claim, audit or other proceeding by any Governmental Authority is pending or threatened in writing with respect to any material Taxes due from RMT Partner and the RMT Partner Subsidiaries.

(d) Neither RMT Partner nor any RMT Partner Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) during the two-year period ending on the date of this Agreement.

(e) Neither RMT Partner nor any RMT Partner Subsidiary has participated in a “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2) or a similar transaction under provisions of state, local or foreign law, including a transaction subject to EU Council Directive 2011/16 (known as DAC6) or BEPS Action 12 disclosure requirements.

(f) There are no Liens for material Taxes (other than Permitted Liens) upon the assets of RMT Partner or any of the RMT Partner Subsidiaries.

(g) Neither RMT Partner nor any RMT Partner Subsidiary is party to (or will be liable in respect of) any Contract relating to the allocation, sharing or indemnification of Taxes, other than (i) the Tax Matters Agreement, (ii) Contracts containing customary gross-up or indemnification provisions entered into in the ordinary course of business, the primary purposes of which do not relate to Taxes, and (iii) Contracts solely among RMT Partner and/or one or more RMT Partner Subsidiaries.

(h) No Governmental Authority has notified RMT Partner or any RMT Partner Subsidiary in writing that it is or may be subject to taxation in a material amount by a jurisdiction in which it does not presently file Tax Returns.

(i) No Governmental Authority has notified RMT Partner or any RMT Partner Subsidiary in writing that it is subject to a claim for damages related to a violation or purported violation of European Union state aid rules related to taxes.

(j) Merger Sub was formed solely for the purpose of engaging in the Merger, and does not have any material assets and has not engaged in any business activities or conducted any operations other than in connection with the Merger.

(k) As of the date hereof, RMT Partner is not aware of the existence of any reason, or has taken or agreed to take any action, that would reasonably be expected to prevent or impede (i) the Contribution, the Distribution, the Spinco Special Cash Payment, the Merger or the Second Merger from qualifying for the Intended Tax Treatment or (ii) RMT Partner from delivering the RMT Partner Representation Letter at the applicable time set forth in Section 8.3(d).

(l) Neither RMT Partner nor any RMT Partner Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) any installment sale or open transaction disposition made on or prior to the Closing Date, (ii) any prepaid amount received on or prior to the Closing Date, (iii) any “closing agreement,” as described in Section 7121 of the Code (or any corresponding provision of state, local or foreign income tax law) entered into on or prior to the Closing Date, (iv) any “gain recognition agreement” or “domestic use election” (or analogous concepts under state, local or foreign income Tax Law), (v) a change in the method of accounting for a period ending prior to or including the Closing Date, (vi) an election under Section 108(i) of the Code (or any corresponding or similar provision of state, local or foreign law), or (vii) the application of Section 965 of the Code (including Section 965(h)).

(m) (i) Neither RMT Partner nor any RMT Partner Subsidiary has engaged in an “extraordinary disposition” as set forth in Treasury Regulation Section 1.245A5T(c)(3)(ii) and there is no “extraordinary disposition account” with respect to RMT Partner nor any RMT Partner Subsidiary, or any equity interests with respect to such entities, (ii) there has not been an “extraordinary reduction” (as defined in Treasury Regulation Section 1.245A5T(e)(2)(i)) with respect to any Subsidiary of Spinco, and (iii) there is no “hybrid deduction account” with respect to any share of stock (or other instrument treated as equity for U.S. tax purposes) of any RMT Partner Subsidiary, within the meaning of Proposed Treasury Regulation Section 1.245A(e)-1.

(n) Neither RMT Partner nor any RMT Partner Subsidiary is eligible for the benefits of a special tax regime or contractual arrangement or other tax holiday or similar arrangement under federal, state, local or foreign law (including an exemption from or reduction in the rate of otherwise applicable Tax), for which it is not fully in compliance with all relevant requirements. To the extent RMT Partner or any RMT Partner Subsidiary is eligible for such benefits, this Agreement and the closing of the transactions contemplated hereunder will not end or otherwise affect such eligibility.

(o) Neither RMT Partner nor any RMT Partner Subsidiary is or has, in the five year period ending on the date hereof, been a “United States Real Property Holding Corporation” within the meaning of Section 897 of the Code.

(p) Since December 31, 2018, neither RMT Partner nor any RMT Subsidiary have incurred a material liability for Taxes outside its ordinary course of business, or have participated in an extraordinary transaction that is likely to give rise to material Tax liabilities.

(q) Neither RMT Partner nor any RMT Partner Subsidiary makes payments for which a deduction is disallowed under Section 267A of the Code.

Section 7.16 Brokers’ Fees. Other than as set forth on Schedule 7.16 of the RMT Partner Disclosure Schedule, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other similar commission, for which Remainco or its Affiliates, any RMT Partner, or any Spinco Entity would be liable in connection with the transactions contemplated by this Agreement based upon arrangements made by RMT Partner or any RMT Partner Subsidiary.

Section 7.17 Insurance. All insurance policies (excluding any RMT Partner Benefit Plans) to which RMT Partner and any RMT Partner Subsidiary is currently a party, or which are held for the benefit of RMT Partner or any of the RMT Partner Subsidiaries, are in full force and effect, and, to the knowledge of RMT Partner, have been issued by licensed insurers, all premiums due and payable with respect thereto have been paid, and no notice of cancellation or termination has been received with respect to any such policies, except for such cancellations or terminations which would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect. Each RMT Partner Entity is covered by insurance policies that are sufficient for compliance with all applicable Laws and Contracts to which such RMT Partner Entity is a party or by which it is bound and as is customary in the industries in which the RMT Partner Entities operate.

Section 7.18 Regulatory Matters.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect and except with respect to Permits required under applicable Environmental Laws (which are addressed exclusively in Section 7.21), (i) RMT Partner and the RMT Partner Subsidiaries have obtained all of the Permits necessary under applicable Laws for RMT Partner and the RMT Partner Subsidiaries to own, lease and operate their assets in the manner in which they are now owned, leased and operated and to conduct their businesses as now conducted, including (A) all authorizations and approvals under the FDCA (including Sections 505, 510(k) and 515 thereof), the PHSA and the regulations of the FDA promulgated thereunder and (B) authorizations of any applicable Governmental Authority that are concerned with the quality, identity, strength, purity, safety, efficacy, testing, manufacturing, marketing, distribution, sale, storage, pricing, import or export of the RMT Partner Products (any such Governmental Authority, a “RMT Partner Regulatory Agency”), in each case necessary for the lawful operation of the businesses of RMT Partner and its Subsidiaries in each jurisdiction in which such Person operates (the “RMT Partner Regulatory Permits”); (ii) all such RMT Partner Regulatory Permits are valid and in full force and effect; and (iii) RMT Partner is in compliance with the terms of all RMT Partner Regulatory Permits.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect, the businesses of each of RMT Partner and each RMT Partner Subsidiary are being conducted in compliance with, and such Persons have appropriate internal controls that are reasonably designed to ensure compliance with, all applicable Laws, including (i) the FDCA (including all applicable registration and listing requirements set forth in Sections 505 and 510 of the FDCA and 21 C.F.R. Parts 207 and 807); (ii) the PHSA; (iii) the Prescription Drug Marketing Act, as amended; (iv) federal Medicare and Medicaid statutes and related state or local statutes; (v) the Patient Protection and Affordable Care Act, as amended (including the Biologics Price Competition and Innovation Act); (vi) the Veterans Health Care Act; (vii) the Physician Payments Sunshine Act; (viii) the Federal Trade Commission Act, as applicable; (ix) provincial formulary and drug pricing statutes; (x) any comparable foreign Laws for any of the foregoing; (xi) the federal Anti-Kickback Statute, as amended (42 U.S.C. § 1320a-7(b)), Stark Law (42 U.S.C. §1395nn), False Claims Act, as amended (42 U.S.C. § 1320a-7b(a)), Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), as amended by the Health Information Technology for Economic and Clinical Health Act, state prescription drug marketing laws, and any comparable federal, state, provincial or local Laws; (xii) state or provincial licensing, disclosure and reporting requirements; (xiii) all applicable Laws analogous to the foregoing in states and all other jurisdictions in which RMT Partner or any RMT Partner Subsidiary operates or sells or distributes a RMT Partner Product or RMT Partner Product candidate; and (xiv) the rules and regulations promulgated pursuant to all such applicable Laws, each as amended from time to time (collectively, “RMT Partner Healthcare Laws”). Since January 1, 2017, neither RMT Partner nor any RMT Partner Subsidiary has received any written notification or communication from any RMT Partner Regulatory Agency, including the FDA, the Centers for Medicare and Medicaid Services, and the Department of Health and Human Services or any other “notified body” or corresponding Governmental Authority in any jurisdiction, of noncompliance by, or liability of RMT Partner or any RMT Partner Subsidiaries under, any RMT Partner Healthcare Laws, except where such noncompliance or liability would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

(c) Neither RMT Partner nor any of the RMT Partner Subsidiaries is subject to any corporate integrity agreements, deferred prosecution agreements, monitoring agreements or consent decrees with or imposed by any RMT Partner Regulatory Agency and, to the knowledge of RMT Partner, (i) the imposition of any such agreement or decree is not currently pending and (ii) no RMT Partner Entity has received written notice that the imposition of any such agreement or decree is currently contemplated or proposed.

(d) Except, in each case, for such matters that would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect, all pre-clinical and clinical investigations conducted or sponsored by each of RMT Partner and the RMT Partner Subsidiaries are being conducted in compliance with all applicable RMT Partner Healthcare Laws, including (i) FDA standards for conducting non-clinical laboratory studies contained in Title 21 part 58 of the Code of Federal Regulations, (ii) FDA standards for good clinical practice requirements (GCPs) and clinical study submissions, including as set forth in Title 21 parts 50, 54, 56, 312, 314, 320, 812 and 814 of the Code of Federal Regulations, (iii) 42 U.S.C. 282(j), (iv) any comparable foreign Laws for any of the foregoing or other Laws regulating the conduct of pre-clinical and clinical investigations and (v) federal, state and provincial Laws restricting the collection, use and disclosure of individually identifiable health information and personal information. Except, in each case, for such matters that would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect, since January 1, 2017: (i) no clinical trial conducted by or on behalf of RMT Partner or any RMT Partner Subsidiary has been terminated, materially delayed or suspended prior to completion; and (ii) neither the FDA nor any other applicable Governmental Authority or institutional review board that has or has had jurisdiction over a clinical trial conducted by or on behalf of RMT Partner or any RMT Partner Subsidiary has commenced, or, to the knowledge of RMT Partner, threatened to initiate, any action to place a clinical hold order on, or otherwise terminate, materially delay or suspend, any proposed or ongoing clinical investigation conducted or proposed to be conducted by or on behalf of RMT Partner or any RMT Partner Subsidiary.

(e) Since January 1, 2017, neither RMT Partner nor any RMT Partner Subsidiary has received any written notice from the FDA (including any inspection reports on Form 483, FDA warning letters or FDA untitled letters) or the Employee Matters Agreement or any other RMT Partner Regulatory Agency with jurisdiction over the development, marketing, labelling, sale, use, handling and control, safety, efficacy, reliability, or manufacturing of drugs which would reasonably be expected to lead to the denial, suspension or revocation of any application or grant for marketing approval or clearance with respect to any RMT Partner Product currently pending before or previously approved or cleared by the FDA or such other RMT Partner Regulatory Agency, except, in each case, for such matters that would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

(f) Since January 1, 2017, all reports, documents, claims, permits, adverse event reports, notices and biological license, device or drug applications required to be filed, maintained or furnished to the FDA or any other RMT Partner Regulatory Agency by RMT Partner and the RMT Partner Subsidiaries have been so filed, maintained or furnished in a timely manner, except where failure to file, maintain or furnish such reports, documents, claims, permits, notices or applications would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect. All such reports, documents, claims, permits, notices and applications were complete and accurate in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing). Neither RMT Partner nor any RMT Partner Subsidiary, nor, to the knowledge of RMT Partner, any officer, employee, agent or distributor of RMT Partner or any RMT Partner Subsidiary, has made an untrue statement of a material fact or a fraudulent statement to the FDA or any other RMT Partner Regulatory Agency, failed to disclose a material fact required to be disclosed to the FDA or any other RMT Partner Regulatory Agency, or committed an act, made a statement, or failed to make a statement, in each such case, related to the business of RMT Partner and its Subsidiaries, that, at the time of such disclosure, act or failure, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for the FDA or any other RMT Partner Regulatory Agency to invoke any similar policy.

(g) Neither RMT Partner nor any RMT Partner Subsidiary, nor, to the knowledge of RMT Partner, any officer, employee, agent or distributor of RMT Partner or any RMT Partner Subsidiary, has been (i) disqualified, suspended or debarred for any purpose, or received written notice of action or threat of action with respect to debarment under the provisions of 21 U.S.C. § 335a or any equivalent provisions in any other jurisdiction; (ii) excluded under 42 U.S.C. Section 1320a-7 or otherwise from participation in the Medicare program, any state Medicaid program or any other federal healthcare program; or (iii) formally charged with or convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Law or authorized by 21 U.S.C. § 335a(b) or any similar Law, except in each case as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect. Neither RMT Partner nor any RMT Partner Subsidiary, nor, to the knowledge of RMT Partner, any officer, employee, agent or distributor of RMT Partner or any RMT Partner Subsidiary, has been excluded from participation in any federal health care program or convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935, as amended, or any similar Law or program.

(h) As to each RMT Partner Product or RMT Partner Product candidate subject to the FDCA, the PHSA, the regulations of the FDA promulgated thereunder or similar Law in any foreign jurisdiction that is or has been developed, manufactured, tested, distributed or marketed by or on behalf of RMT Partner or any of the RMT Partner Subsidiaries, except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect, each such RMT Partner Product or RMT Partner Product candidate is being or has been developed, manufactured, tested, distributed and marketed in compliance with all applicable Laws, including those relating to investigational use, marketing approval, current good manufacturing practices, packaging, labelling, advertising, storing, promotion, import/export, distribution, provision of samples (PDMA), record keeping, reporting and security. There is no investigation, action or proceeding pending or, to the knowledge of RMT Partner, threatened, including any prosecution, injunction, seizure, civil fine, debarment, suspension or recall, in each case alleging any violation of any Law applicable to any RMT Partner Product or RMT Partner Product candidate by RMT Partner or any of the RMT Partner Subsidiaries, except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

(i) Since January 1, 2017, no RMT Partner Entity has voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall or any field corrective action, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice, or other notice or action to wholesalers, distributors, retailers, healthcare professionals or patients relating to an alleged lack of safety, efficacy or regulatory compliance of any RMT Partner Product, in each case which has not been publicly disclosed by the applicable RMT Partner Regulatory Agency, or is currently considering initiating, conducting or issuing any recall of any RMT Partner Product, in each case except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect. To the knowledge of RMT Partner, there are no facts which would reasonably be expected to cause, and no RMT Partner Entity has received since January 1, 2017 any written notice from the FDA or any other RMT Partner Regulatory Agency regarding, (i) the recall, market withdrawal or replacement of any RMT Partner Product sold or intended to be sold by RMT Partner or the RMT Partner Subsidiaries, (ii) a change in the marketing classification or a material change in the labelling of any such RMT Partner Products, (iii) a termination, enjoinment or suspension of the manufacturing, marketing, or distribution of such RMT Partner Products, or (iv) a negative change in reimbursement status of a RMT Partner Product, that in each case, would reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

Section 7.19 Real Property.

(a) Section 7.19(a) of the RMT Partner Disclosure Schedule sets forth a list of all RMT Partner Owned Real Properties that are material to the business of the RMT Partner Entities (taken as a whole). Except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect, (i) the applicable RMT Partner Entities have good and marketable title (or the applicable local equivalent) to all RMT Partner Owned Real Property, free and clear of all Liens other than Permitted Liens and (ii) no RMT Partner Entity has received written notice of any pending condemnation, expropriation, eminent domain or similar Action affecting all or any material portion of any RMT Partner Owned Real Property. Except as set forth on Section 7.19(a) of the RMT Partner Disclosure Schedule, no RMT Partner Entity has leased or licensed any material portion of the RMT Partner Owned Real Property.

(b) Section 7.19(b) of the RMT Partner Disclosure Schedule sets forth a list of all RMT Partner Leased Real Properties that are material to the business of the RMT Partner Entities (taken as a whole). RMT Partner has made available to Remainco, or will make available to Remainco upon specific request, true, complete and correct copies of each material RMT Partner Lease. Except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect, (i) the applicable RMT Partner Entities have a valid and enforceable leasehold interest in all RMT Partner Leased Real Property, subject to the Remedies Exception, (ii) there is no default under any RMT Partner Lease by any RMT Partner Entity, or to RMT Partner’s knowledge, by any other party thereto, and no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default under any RMT Partner Lease by any RMT Partner Entity and (iii) no RMT Partner Entity has received any notice of default, termination or cancellation from a lessor with respect to any RMT Partner Lease which breach or default has not been cured. Except as set forth on Section 7.19(b) of the RMT Partner Disclosure Schedule, no RMT Partner Entity has subleased or licensed any material portion of the RMT Partner Leased Real Property.

Section 7.20 Intellectual Property.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect:

(i) all RMT Partner Registered Intellectual Property is subsisting and, to the knowledge of RMT Partner, valid and enforceable;

(ii) RMT Partner or one of its Subsidiaries is the sole and exclusive owner of all right, title and interest in and to the RMT Partner Owned Intellectual Property, free and clear of all Liens (other than Permitted Liens);

(iii) to the knowledge of RMT Partner, the use of the RMT Partner Owned Intellectual Property and any Intellectual Property licensed to RMT Partner or any of its Subsidiaries in connection with the RMT Partner Products, and the conduct of the respective businesses of the RMT Partner and its Subsidiaries as currently conducted (the “RMT Partner Business”), do not, and immediately after the Closing, will not, infringe upon, misappropriate, dilute or otherwise violate, and have not since January 1, 2017, infringed upon, misappropriated, diluted or otherwise violated, the valid Intellectual Property rights of any third party;

(iv) since January 1, 2017, (A) no Action is or has been pending or threatened by RMT Partner or any of its Subsidiaries (1) alleging that any third party is infringing, misappropriating, diluting or otherwise violating any RMT Partner Owned Intellectual Property or (2) challenging the validity, enforceability, scope or use of Intellectual Property owned by a third party and in the field of the RMT Partner Business, and (B) to the knowledge of RMT Partner, no other Person is or has been infringing, misappropriating, diluting or otherwise violating any RMT Partner Owned Intellectual Property;

(v) there is no and, since January 1, 2017, there has been no (A) Action initiated by any third party pending or, to the knowledge of RMT Partner, threatened against RMT Partner or any of its Subsidiaries (1) concerning the matters described in Section 7.20(a)(iii) or (2) challenging the validity, enforceability, scope, use, or ownership of any RMT Partner Owned Intellectual Property; provided, in each case, that any Action that has been initiated but with respect to which process or other comparable notice has not been served on or delivered to RMT Partner or any of its Subsidiaries shall be deemed to be “threatened” rather than “pending”, or (B) (1) Governmental Order against RMT Partner or any of its Subsidiaries or applicable to any RMT Partner Owned Intellectual Property, (2) settlement agreement that RMT Partner or any of its Subsidiaries is a party to, or (3) to the knowledge of RMT Partner, other Governmental Order or settlement agreement, in each case restricting the use, ownership, enforcement, or exploitation of any RMT Partner Owned Intellectual Property; and

(vi) (A) RMT Partner and its Subsidiaries have taken reasonable measures to protect the secrecy and confidentiality of all Know-How included in the RMT Partner Owned Intellectual Property, (B) to the knowledge of RMT Partner, neither RMT Partner nor any of its Subsidiaries has disclosed to any Person (including any employees, contractors, and consultants) any such Know-How included in the RMT Partner Owned Intellectual Property except under a confidentiality agreement or other legally binding confidentiality obligation, and to the knowledge of RMT Partner, except as set forth on Section 7.20(a)(vi) of the RMT Partner Disclosure Schedule, there has not been any breach by any party to any such confidentiality agreement and (C) RMT Partner and its Subsidiaries have required all Persons (including any current or former employees, contractors, and consultants) who create or develop or have created or developed any material registered or applied for Intellectual Property for the benefit of the RMT Partner Business to assign, and all such Persons have assigned, to RMT Partner or one of its Subsidiaries (by present assignment) all of such Person’s rights in such registered or applied for Intellectual Property.

(b) Since January 1, 2017, to the knowledge of RMT Partner, (i) there have been no security breaches in the IT Assets used by the RMT Partner Business or containing any data (including Personal Data) or Information of, or held on behalf of a third party by, the RMT Partner Business, and (ii) there have been no disruptions in any IT Assets that adversely affected the RMT Partner Business, in each case of clauses (i) and (ii), except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect. RMT Partner and its Subsidiaries, in connection with the conduct of the RMT Partner Business, have implemented and maintain business continuity and disaster recovery plans, procedures and facilities that are reasonable and appropriate to preserve the availability, security, and integrity of its and their IT Assets, and the data (including Personal Data) and Information stored thereon.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect, (i) RMT Partner and its Subsidiaries, in connection with the conduct of the RMT Partner Business, have, at all times since January 1, 2017, complied with, and Processed Personal Data in accordance with, all Data Security Requirements applicable to the RMT Partner Business, and (ii) since January 1, 2017, to the knowledge of RMT Partner, there has been no unauthorized access to or breach, misuse or theft of any Personal Data Processed by or on behalf of the RMT Partner Business. No Actions have been asserted or, to the knowledge of RMT Partner, threatened since January 1, 2017 against RMT Partner or any of its Subsidiaries, alleging a violation of any Person’s privacy, personal information or data rights, or of a Data Security Requirement, in relation to the conduct of the RMT Partner Business that would reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect, since January 1, 2017 RMT Partner and its Subsidiaries have not been required to provide under any Data Security Requirement, and have not otherwise provided, written notice to any Person informing them of a breach or unauthorized use of their Personal Data. Except as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect, the execution of the Transaction Documents and the consummation of the transactions contemplated thereby comply with all applicable Data Security Requirements.

(d) Notwithstanding anything in this Agreement to the contrary, the representations and warranties contained in this Section 7.20 are the only representations and warranties being made by RMT Partner in this Agreement with respect to the validity of, the right to register, or the infringement, misappropriation, dilution or other violation of, a third party’s Intellectual Property rights or the violation of Data Security Requirements.

Section 7.21 Environmental Matters.

(a) Except for such matters as would not reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect:

(i) RMT Partner and the RMT Partner Subsidiaries are, and for the last five (5) years have been, in compliance with all Environmental Laws and Governmental Orders;

(ii) RMT Partner and the RMT Partner Subsidiaries have obtained and maintained and are, and for the last five (5) years have been, in compliance with all Permits required under Environmental Laws for RMT Partner and the RMT Partner Subsidiaries to own, lease and operate their assets or to conduct the RMT Partner Business;

(iii) there are no Actions, Governmental Orders, notices or claims pending (or, with respect to Governmental Orders, continuing to which any RMT Partner or RMT Partner Subsidiary is a party or by which any of them are bound) or, to the knowledge of RMT Partner, threatened, against RMT Partner and the RMT Partner Subsidiaries alleging violations of or Liability under any Environmental Law; and

(iv) no conditions currently exist, and no incidents have occurred in the last five (5) years, with respect to the RMT Partner Business, including with respect to the assets of RMT Partner and the RMT Partner Subsidiaries, the RMT Partner Owned Real Property or the RMT Partner Leased Real Property, or any property currently or formerly owned, leased or operated by RMT Partner or the RMT Partner Subsidiaries, or any property to which RMT Partner or the RMT Partner Subsidiaries arranged for the disposal or treatment of Hazardous Materials that would reasonably be expected to result in RMT Partner or the RMT Partner Subsidiaries incurring Liabilities under Environmental Laws.

Section 7.22 Absence of Changes.

(a) Since December 31, 2018, there has not been any Effect that has had or would reasonably be expected to have, individually or in the aggregate, a RMT Partner Material Adverse Effect.

(b) Since December 31, 2018, except as expressly required by this Agreement and the other Transaction Documents, RMT Partner and the RMT Partner Subsidiaries have, in all material respects, conducted their respective business and owned, leased and operated their respective assets in the ordinary course of business consistent with past practice.

Section 7.23 Affiliate Matters. Except for (a) employment, compensation, severance or retention agreements or arrangements in the ordinary course of business (including any indemnification, contribution or advancement obligations of any RMT Partner Entity), (ii) pursuant to a RMT Partner Benefit Plan and (iii) commercial Contracts entered into on arm’s-length terms in the ordinary course of business, no (i) Affiliate of RMT Partner, (ii) holder of 5% or more of RMT Partner Common Stock, (iii) director or executive officer of RMT Partner, (iv) Affiliate of any Person referred to in the foregoing clauses (ii) and (iii) or (v) “immediate family” (as such term is defined in Rule 16a-1 under the Exchange Act) of any Person referred to in the foregoing clause (iii) is a party to any Contract with or binding upon any RMT Partner Entity or has an interest in any material Contract or transaction related to RMT Partner or any of its assets (each, a “RMT Partner Affiliate Contract”).

Section 7.24 Information Supplied.

(a) As subsequently updated, amended, modified or adjusted pursuant to Section 8.4, the information relating to each of RMT Partner and Merger Sub and their respective Subsidiaries or the transactions contemplated by this Agreement or any Transaction Document to be provided by RMT Partner, Merger Sub or their respective Subsidiaries specifically for inclusion in, or incorporation by reference into, (i) the Split Off TO and the Proxy Statement will not, on the date the Split Off TO (if applicable) and the Proxy Statement, respectively, are first mailed to the Remainco stockholders or the RMT Partner shareholders (as applicable), (ii) the Distribution Registration Statement and the RMT Partner Registration Statement will not, at the time the Distribution Registration Statement or the RMT Partner Registration Statement (and in each case any amendment or supplement thereto), respectively, are filed with the SEC, are declared effective by the SEC or are first mailed to the RMT Partner shareholders or Remainco stockholders (as applicable), (iii) the Proxy Statement will not, at the time of the RMT Partner Shareholders Meeting, (iv) the Distribution Registration Statement will not, on the date of the Distribution or at the closing of the Exchange Offer (as applicable), or (v) the RMT Partner Registration Statement will not, at the Effective Time, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing provisions of this Section 7.24(a), no representation or warranty is made by RMT Partner or Merger Sub with respect to information or statements made or incorporated by reference in the Securities Filings, which information or statements were not supplied by or on behalf of RMT Partner or Merger Sub.

(b) The Securities Filings that RMT Partner and Merger Sub will file (jointly or otherwise) pursuant to Section 8.4 will comply in all material respects as to form with the applicable requirements of the Exchange Act and the Securities Act and the rules and regulations promulgated thereunder.

Section 7.25 Opinion of RMT Partner Financial Advisers. The RMT Partner Board has received an opinion from RMT Partner’s financial advisors, Greenhill & Co., LLC and Morgan Stanley & Co. LLC, substantially to the effect that, as of the date thereof, based upon and subject to the various assumptions made, procedures followed, matters considered and customary qualifications and limitations set forth therein, the Exchange Ratio provided for pursuant to this Agreement is fair, from a financial point of view, to RMT Partner.

Section 7.26 Certain Board Findings.

(a) The RMT Partner Board (i) has approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger and the RMT Partner Share Issuance, (ii) has determined that this Agreement and the transactions contemplated hereby are fair and in the best interest of RMT Partner and its shareholders, and (iii) has resolved to make the RMT Partner Recommendation, subject to Section 8.10.

(b) The Merger Sub Board, (i) has approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (ii) has resolved to recommend the adoption of this Agreement by the sole stockholder of Merger Sub and (iii) RMT Partner has approved and adopted, as Merger Sub’s sole stockholder, this Agreement and the transactions contemplated hereby, including the Merger.

Section 7.27 Shareholder Approval Required.

(a) No vote of the holders of any class of equity securities of RMT Partner is required for the execution and delivery of this Agreement, the Transaction Documents or any other agreements and documents contemplated hereby to which RMT Partner is a party, the performance by RMT Partner of its obligations hereunder and thereunder, or to consummate the Merger and the transactions contemplated hereunder and thereunder, except that consummation of the RMT Partner Share Issuance requires the RMT Partner Shareholder Approval.

(b) Prior to or concurrently with the execution of this Agreement, RMT Partner, as the sole shareholder of Merger Sub, acting by written consent, has approved this Agreement and the consummation of the transactions contemplated hereby, upon the terms and subject to the conditions stated herein.

Section 7.28 No Anti-Takeover Measures. Each of the RMT Partner Board and the Merger Sub Board have taken all necessary action to exempt this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby from the restrictions set forth in any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation (including any transaction under, or a third party becoming an “interested stockholder” under, Section 203 of the DGCL), or any anti-takeover provision in RMT Partner’s or Merger Sub’s Organizational Documents.

Section 7.29 No Other Representations and Warranties.

(a) Except for the representations and warranties contained in this Article VII or expressly and specifically made in any Transaction Document, none of RMT Partner or its Subsidiaries or any of their respective Affiliates or Representatives makes (and RMT Partner, on behalf of itself, its Subsidiaries, and their respective Affiliates and Representatives, hereby disclaims) any express or implied representation or warranty with respect to RMT Partner or its Subsidiaries, or with respect to the accuracy or completeness of any other information provided, or made available, to Remainco or any of its Subsidiaries or Representatives in connection with the transactions contemplated hereby or in the Transaction Documents. None of RMT Partner or its Subsidiaries or any other Person will have or be subject to any Liabilities to Remainco, its Affiliates, agents or representatives or any Person resulting from Remainco’s use of, or the use by any of its Affiliates or Representatives of any such information, including information, documents, projections, forecasts or other material made available or provided to Remainco, its Affiliates or Representatives in any “data rooms,” teaser, confidential information memorandum, management presentations, discussions or exchange by electronic mail in connection with the transactions contemplated by this Agreement and the Transaction Documents, unless any such information is expressly and specifically included in a representation or warranty contained in this Article VII or in any Transaction Document.

(b) RMT Partner acknowledges and agrees that, except for the representations and warranties in Article V, Article VI and expressly and specifically made in any Transaction Document, neither Remainco nor any of its Subsidiaries (including Spinco and the Spinco Entities), nor any other Person, has made any express or implied representation or warranty with respect to the Spinco Assets, the Spinco Entities, the Spinco Business or with respect to the accuracy or completeness of any other information provided, or made available, to RMT Partner or any of its Subsidiaries or Representatives in connection with the transactions contemplated hereby and in the Transaction Documents and RMT Partner has not relied on any representation or warranty other than those contained in Article V, Article VI and expressly and specifically made in any Transaction Document. Without limiting the generality of the foregoing, RMT Partner acknowledges and agrees that neither Remainco nor any of its Subsidiaries or any other Person has made a representation or warranty (including as to completeness or accuracy) to RMT Partner with respect to, and neither Remainco nor any of its Subsidiaries or any other Person shall be subject to any liability to Remainco or any other Person in connection with this Agreement and the transactions contemplated hereby resulting from, any materials, documents or information (including any projections, estimates, forecasts or budgets) relating to Remainco or its Subsidiaries (including Spinco and the Spinco Entities), the Spinco Assets or the Spinco Business made available or provided to RMT Partner or its Representatives in any “data rooms,” teaser, confidential information memorandum, management presentations, discussions, exchange by electronic mail or otherwise, in each case, except as expressly and specifically covered by a representation or warranty set forth in Article VI of this Agreement or in a Transaction Document.

ARTICLE VIII

COVENANTS

Section 8.1 Conduct of Business by RMT Partner Pending the Closing.

(a) From the date hereof and until the earlier of the Effective Time or termination of this Agreement in accordance with its terms (the “Interim Period”), unless (1) expressly contemplated by this Agreement or the other Transaction Documents or the transactions contemplated hereby and thereby, (2) as set forth in Section 8.1 of the RMT Partner Disclosure Schedule, (3) as consented to by Remainco in writing (which consent shall not be unreasonably withheld, conditioned or delayed), or (4) as required by Law, RMT Partner shall, and shall cause each of its Subsidiaries to, use its commercially reasonable efforts to conduct its and their operations in the ordinary course of business and use commercially reasonable efforts to (x) substantially preserve the present business organization RMT Partner and its Subsidiaries, (y) keep available the services of the RMT Partner Employees and (z) maintain its existing relationships with material customers, suppliers, distributors, regulators and business partners, in each case, in all material respects; provided, however, that no action by RMT Partner or its Subsidiaries with respect to matters specifically addressed by any provision of Section 8.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such relevant provision of Section 8.1(b).

(b) Without limiting the generality of the foregoing, during the Interim Period, unless (1) expressly contemplated by this Agreement or the other Transaction Documents or the transactions contemplated hereby and thereby, (2) as set forth in Section 8.1 of the RMT Partner Disclosure Schedule, (3) as consented to by Remainco in writing (which consent shall not be unreasonably withheld, conditioned or delayed), or (4) as required by Law, RMT Partner shall not, and shall cause its Subsidiaries not to:

(i) amend or adopt any change in, or waive any provision of, its Organizational Documents (other than immaterial amendments to its Organizational Documents that do not impact in any respect the economic benefits of the Merger to Spinco stockholders);

(ii) (A) authorize, declare, set aside or pay any dividends on or make other distributions in respect of its capital stock or other Interests (whether in cash, securities or property), except for (x) dividends paid by any direct or indirect wholly owned Subsidiary of RMT Partner to RMT Partner or to any other direct or indirect wholly owned Subsidiary of RMT Partner, and (y) regular quarterly cash dividends of RMT Partner; provided that such quarterly cash dividend shall not exceed the amount set forth on Section 8.1(b)(ii) of the RMT Partner Disclosure Schedule, (B) alter, split, combine or reclassify any of its Interests or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for, its capital stock or other Interests, (C) redeem, repurchase or otherwise acquire its capital stock or other Interests (including any securities convertible or exchangeable into such capital stock or Interests) (other than the acquisition of RMT Partner Common Stock from holders of RMT Partner Equity Awards in satisfaction of withholding obligations or in payment of the exercise price in accordance with the terms thereof or in connection with the forfeiture of any stock options, stock appreciation rights, restricted stock units or other rights granted under the RMT Partner Stock Plan, in each case, in the ordinary course of business consistent with past practice) or (D) enter into any agreement with respect to the voting or registration of its capital stock or its other Interests;

(iii) issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of, any RMT Partner Voting Debt, any shares of any class of capital stock of, or any other Interests of any class in, RMT Partner or any of its Subsidiaries, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Interests of RMT Partner or any of its Subsidiaries, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by Contract right), or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance rights, in each case, of RMT Partner or any of its Subsidiaries, other than (A) the issuance of RMT Partner Shares upon the exercise or settlement of RMT Partner Equity Awards outstanding and in accordance with their terms as of the date hereof or issued after the date hereof in accordance with the terms of this Agreement, (B) as set forth on Section 8.1(b)(iii) of the RMT Partner Disclosure Schedule, or (C) the issuance by a wholly owned Subsidiary of RMT Partner of its capital stock to RMT Partner or another wholly owned Subsidiary of RMT Partner;

(iv) sell, assign, transfer, convey, lease (as lessor), encumber (other than an encumbrance that is or would constitute a Permitted Lien) or otherwise dispose of any assets that are material to RMT Partner and the RMT Partner Subsidiaries (taken as a whole), except for (A) sales or other dispositions of obsolete assets or inventory in the ordinary course of business, (B) other dispositions of assets in an amount not to exceed $100 million in the aggregate or (C) the factoring of receivables in the ordinary course of business;

(v) merge, combine or consolidate (pursuant to a plan of merger or otherwise) RMT Partner with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization (other than repayment or refinancing of debt in accordance with the terms hereof) or other reorganization of RMT Partner;

(vi) acquire (including by merger, consolidation, or acquisition of shares or assets or otherwise) any interest in any Person or any assets thereof, other than (A) any acquisition of goods or services in the ordinary course of business or (B) acquisitions for which the amounts paid or transferred by RMT Partner and its Subsidiaries does not exceed $100 million individually or $400 million in the aggregate, unless, in the case of clause (B), such transaction (1) would reasonably be expected to prevent or materially delay or impede the receipt of any Required Consent or (2) would reasonably be expected to result in RMT Partner having a Below Investment Grade Rating, taking into account and after giving effect to the Spinco Special Cash Payment, the Merger and the other transactions contemplated hereby;

(vii) permit or cause RMT Partner or any of its Subsidiaries to (A) issue Indebtedness that is convertible into equity or (B) repurchase, repay, prepay, refinance or incur any Indebtedness, issue any debt securities, engage in any securitization transactions or similar arrangements or assume or guarantee the obligations of any Person (other than RMT Partner or its Subsidiaries) for borrowed money if, in each case, taking into account and after giving effect to the Spinco Special Cash Payment, the Merger and other transactions contemplated hereby, such actions would reasonably be expected to result in RMT Partner having a Below Investment Grade Rating;

(viii) permit or cause RMT Partner or any of its Subsidiaries to make any material loans to or investments in, or material advances of money to, any Person (other than RMT Partner or any wholly owned RMT Partner Subsidiary), except for (x) extensions of credit and advances to employees or officers of RMT Partner or any RMT Partner Subsidiary for expenses incurred in the ordinary course of business or (y) in an amount not to exceed $100 million;

(ix) modify in any manner or enter into any Contract if such modification or Contract, taking into account and after giving effect to the Spinco Special Cash Payment, the Merger and the other transactions contemplated hereby, would reasonably be expected to result in RMT Partner having a Below Investment Grade Rating; provided that any renewal or extension of a RMT Partner Material Contract shall not be prohibited under this Section 8.1(b)(ix) unless such renewal or extension otherwise alters the terms of such RMT Partner Material Contract in a manner prohibited by this Section 8.1(b)(ix);

(x) subject to clause (iii) above, (A) grant any increase in the base salaries, target bonus opportunity, or other compensation or benefits payable by RMT Partner or its Affiliates to any of its employees, (B) adopt, terminate, accelerate the timing of payments or vesting under, or otherwise materially amend or supplement, any RMT Partner Benefit Plan or any plan, program, agreement or arrangement that would be an RMT Partner Benefit Plan if in effect on the date hereof, or (C) enter into or amend any employment, consulting, change in control, retention, severance or termination agreement with any employee of any of the RMT Partner Entities, in each case, other than (1) as required by applicable Law, (2) as required by any RMT Partner Benefit Plan or Collective Bargaining Agreement, each as in effect on the date hereof, (3) in the ordinary course of business consistent with the past practices of RMT Partner or its Affiliates (including in the context of new hires or promotions based on job performance or workplace requirements) or (4) to the extent undertaken in connection with the implementation of a program that affects all similarly situated employees of RMT Partner and/or its Subsidiaries;

(xi) except as required by GAAP or applicable Law, make any material change to any of its financial accounting principles, methods or practices;

(xii) settle, release, waive or compromise any Action (or threatened Action), other than any settlement, release, waiver or compromise that (A) results solely in monetary obligations involving the payment of monetary damages of not more than $25 million (excluding monetary obligations that are funded by an indemnity obligation to, or an insurance policy of, RMT Partner and its Subsidiaries) individually or $75 million in the aggregate and (B) does not involve any injunctive or equitable or other non-monetary relief (other than immaterial and non-monetary relief incidental thereto) against RMT Partner or its Subsidiaries; provided that the settlement, release, waiver or compromise of any Action or claim brought by the shareholders of RMT Partner against RMT Partner or its directors and officers relating to the transactions contemplated by this Agreement or a breach of this Agreement or any other agreements contemplated hereby shall be subject to Section 8.11;

(xiii) make, change or revoke any material Tax election, or settle or compromise any material Tax liability, amend any material Tax Return, surrender any material right or claim to a refund of Taxes, consent to any extension or waiver of the statute of limitations period applicable to any material Taxes, Tax Returns or claims for Taxes, enter into any closing agreements with respect to material Taxes in each case other than (A) in the ordinary course of business or (B) as would not be reasonably expected to have a material and adverse impact on RMT Partner and the RMT Partner Subsidiaries, taken as a whole, or, after the Merger, RMT Partner and its Subsidiaries (including Spinco and the Spinco Subsidiaries), taken as a whole;

(xiv) permit Merger Sub to conduct any activities other than in connection with the organization of Merger Sub, the negotiation and execution of this Agreement and the Ancillary Agreements and the consummation of the Merger; or

(xv) authorize or enter into any Contract to do any of the foregoing or otherwise make any commitment to do any of the foregoing that delays or prevents the Closing.

Section 8.2 Conduct of Business by Spinco and Remainco Pending the Closing.

(a) During the Interim Period, solely with respect to the Spinco Entities and the Spinco Business (excluding the Remainco Business, Remainco Assets and the Remainco Liabilities), unless (1) expressly contemplated by this Agreement, the Separation and Distribution Agreement or the other Transaction Documents (including actions taken to effectuate the Merger, the Separation, the Distribution and the Spinco Special Cash Payment in accordance with the terms thereof), (2) as set forth in Section 8.2 of the Spinco Disclosure Schedule, (3) contemplated by the Separation Plan, (4) as consented to by RMT Partner in writing (which consent shall not be unreasonably withheld, conditioned or delayed), or (5) as required by Law, Remainco shall, and shall cause each of its Subsidiaries to, conduct the Spinco Business in the ordinary course of business in all material respects and use commercially reasonable efforts to (w) substantially preserve the Spinco Group’s present business organization, (x) keep available the services of the Spinco Employees, (y) maintain its existing relationships with material customers, suppliers, distributors, regulators and business partners, and (z) make capital expenditures consistent with the budget set forth in Section 8.2(a) of the Spinco Disclosure Schedule, in each case, in all material respects; provided, however, that no action by Remainco or its Subsidiaries with respect to matters specifically addressed by any provision of Section 8.2(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such relevant provision of Section 8.2(b).

(b) Without limiting the generality of the foregoing, during the Interim Period, unless (1) expressly contemplated by this Agreement, the Separation and Distribution Agreement or the other Transaction Documents (including actions taken in connection with the Merger, the Separation, the Distribution and the Spinco Special Cash Payment), (2) as set forth on Section 8.2 of the Spinco Disclosure Schedule, (3) contemplated by the Separation Plan, (4) as consented to by RMT Partner in writing (which consent shall not be unreasonably withheld, conditioned or delayed), or (5) as required by Law, Remainco shall not, solely with respect to the Spinco Entities and the Spinco Business (excluding the Remainco Business, the Remainco Assets and the Remainco Liabilities), and shall cause its Subsidiaries not to, solely with respect to the Spinco Entities and the Spinco Business:

(i) amend or adopt any change in, or waive any provision of, the Organizational Documents of any of the Spinco Entities, other than an amendment to the certificate of incorporation of Spinco to increase the number of authorized or outstanding shares of Spinco Common Stock in connection with the Distribution and other than immaterial amendments to any such Organizational Documents that do not impact in any respect the economic benefits of the Merger to RMT Partner shareholders;

(ii) (A) authorize, declare, set aside or pay any dividends on or make other distributions in respect of any capital stock or other Interests of any of the Spinco Entities (whether in cash, securities or property), except for (x) dividends paid by (1) any direct or indirect wholly owned Subsidiary of Spinco to Remainco, Spinco or any other direct or indirect wholly owned Subsidiary of Remainco or Spinco, (2) Remainco or any direct or indirect wholly owned Subsidiary of Remainco to Spinco or any other direct or indirect wholly owned Subsidiary of Spinco (in the case of each of clause (1) and clause (2), including in connection with the collection by Remainco or any Subsidiary thereof of any cash or cash equivalents of the Spinco Entities) or (3) any Person in connection with Section 3.2 of the Separation and Distribution Agreement and (y) for the avoidance of doubt, any dividends paid by Remainco to its stockholders, (B) other than in connection with the Distribution, alter, split, combine or reclassify any of the Interests of any of the Spinco Entities or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for, the capital stock or other Interests of the Spinco Entities, (C) redeem, repurchase or otherwise acquire, or permit any Subsidiary to redeem, repurchase or otherwise acquire, any capital stock or Interests (including any securities convertible or exchangeable into such capital stock or Interests) of any Spinco Entity (other than any such capital stock or Interests held by another Spinco Entity or any Remainco Entity or acquired by another Spinco Entity), or (D) enter into any agreement with respect to the voting or registration of the capital stock or other Interests of any Spinco Entity;

(iii) issue, sell, pledge, dispose of, grant, transfer or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of, any Spinco Voting Debt, shares of any class of capital stock of, any other Interests of any class in, any of the Spinco Entities, or securities convertible into, or exchangeable or exercisable for, any shares of such capital stock or other Interests in any of the Spinco Entities, or any options, warrants or other rights of any kind to acquire any shares of capital stock or other Interests or such convertible or exchangeable securities, or any other ownership interest (including any such interest represented by Contract right), or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock-based performance rights, in each case, of the Spinco Entities or of the Remainco Entities with respect to the Spinco Employees, other than (A) the issuance of Remainco Common Stock upon the exercise or settlement of Remainco Equity Awards outstanding in accordance with their terms as of the date hereof or issued after the date hereof in accordance with the terms of this Agreement, (B) as set forth on Section 8.2(b)(iii) of the Spinco Disclosure Schedule, (C) the issuance by a wholly owned Subsidiary of Spinco of its capital stock to Spinco or another wholly owned Subsidiary of Spinco or to any Remainco Entity in connection with the Separation or (D) in connection with the Distribution;

(iv) other than with respect to Intellectual Property which is subject to Section 8.2(b)(xvi), sell, assign, transfer, convey, lease (as lessor), license (as licensor), encumber (other than an encumbrance that constitutes a Permitted Lien) or otherwise dispose of any Spinco Assets that are material to the Spinco Business (taken as a whole), except for (A) non-exclusive licenses, (B) sales or other dispositions of obsolete assets or inventory in the ordinary course of business, (C) other dispositions of assets in an amount not to exceed $100 million in the aggregate or (D) the factoring of receivables in the ordinary course of business;

(v) merge, combine or consolidate (pursuant to a plan of merger or otherwise) any of the Spinco Entities with any Person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization (other than repayment or refinancing of debt in accordance with the terms hereof) or other reorganization of any of the Spinco Entities, other than pursuant to the Separation Plan or any internal reorganizations that would not have a material and adverse impact on the Spinco Entities, the Spinco Business or the transactions contemplated by this Agreement;

(vi) acquire (including by merger, consolidation, or acquisition of shares or assets or otherwise) any interest in any Person or any assets thereof that would be a Spinco Asset at the Distribution Date, other than (A) any acquisition of goods or services in the ordinary course of business, (B) any acquisition for which the purchase price will be paid by Remainco prior to the Distribution Date and (C) acquisitions for which the amounts paid or transferred by any Remainco Entity or Spinco Entity do not exceed $25 million individually or $100 million in the aggregate, unless, in the case of each of clause (A) and clause (B), such transaction (1) would reasonably be expected to prevent or materially delay or impede the receipt of any Required Consent or (2) taking into account and after giving effect to the Spinco Special Cash Payment, the Merger and the other transactions contemplated hereby, would reasonably be expected to result in RMT Partner having a Below Investment Grade Rating;

(vii) permit or cause any of the Spinco Entities to repurchase, repay, prepay, refinance or incur any Indebtedness, issue any debt securities, engage in any securitization transactions or similar arrangements or assume or guarantee the obligations of any Person (other than a Spinco Entity) for borrowed money, other than (A) the incurrence of Indebtedness in connection with the Financing, including the Debt Financing for an amount sufficient to fund the Spinco Special Cash Payment, (B) the repurchase, repayment, prepayment, refinancing or incurrence of Indebtedness between or among Spinco Entities; (C) the repurchase, repayment, prepayment or incurrence of any Indebtedness or any other Liability between a Spinco Entity and a Remainco Entity in the ordinary course of business; (D) supplier/customer financing programs, cash management programs or the factoring of receivables, in each case, in the ordinary course of business; (E) incurrence and repayment of Indebtedness under overdraft facilities in the ordinary course of business consistent with past practice; (F) Indebtedness in an aggregate principal amount not to exceed $10 million at any time outstanding; provided that in the case of this clause (F), (1) such Indebtedness is on terms and conditions that are customary and reasonable in light of then-prevailing market conditions, (2) such Indebtedness is prepayable or redeemable at any time (subject to customary notice requirements) without premium or penalty (other than customary eurocurrency rate breakage) and (3) none of the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby or to be consummated in connection herewith shall conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation under or any other material right of the lenders (or their agents or trustees) under or any loss of a material benefit of any Spinco Entity under, or result in the creation of any Lien under such Indebtedness; or (G) letters of credit or similar arrangements entered into in the ordinary course of business; provided that in no event shall any Spinco Entity be permitted pursuant to this clause (vii) to issue Indebtedness that is convertible into equity, and in no event shall any Remainco Entity (with respect to the Spinco Entities and the Spinco Business (excluding the Remainco Assets and the Remainco Liabilities)) or Spinco Entity be permitted pursuant to this clause (vii) to take any actions that, taking into account and after giving effect to the Spinco Special Cash Payment, the Merger and the other transactions contemplated hereby, would reasonably be expected to result in RMT Partner having a Below Investment Grade Rating (other than in the case of the actions contemplated by clause (A), which shall be permitted at all times);

(viii) permit or cause any of the Spinco Entities to make any material loans to or investments in, or material advances of money to, any Person (other than the Spinco Entities), except for (A) extensions of credit (including in connection with supplier or customer financing programs) and advances to employees or officers of any Spinco Entity for expenses incurred in the ordinary course of business and (B) investments in any Person not to exceed $10 million in the aggregate;

(ix) (A) materially modify in a manner adverse to any Spinco Entity or the Spinco Business, or voluntarily terminate (excluding any expiration in accordance with its terms), any Spinco Material Contract or Spinco Affiliate Contract, (B) enter into any Contract that, if entered into prior to the date hereof, would be required to be included on Section 6.11(a) of the Spinco Disclosure Schedule or would be a Spinco Affiliate Contract or (C) modify in any manner or enter into any Contract if such modification or Contract, taking into account and after giving effect to the Spinco Special Cash Payment, the Merger and the other transactions contemplated hereby, would reasonably be expected to result in RMT Partner having a Below Investment Grade Rating; provided that any renewal or extension of a Spinco Material Contract shall not be prohibited under this Section 8.2(b)(ix) unless such renewal or extension otherwise alters the terms of such Spinco Material Contract in a manner prohibited by clause (A) or (C);

(x) (A) grant any increase in the base salaries, target bonus opportunity, or other compensation or benefits payable by Remainco or its Affiliates to any of the Spinco Employees, (B) adopt, terminate, accelerate the timing of payments or vesting under, or otherwise materially amend or supplement, any Remainco Benefit Plan or Spinco Benefit Plan or any plan, program, agreement or arrangement that would be a Remainco Benefit Plan or Spinco Benefit Plan if in effect on the date hereof, or (C) enter into or amend any employment, consulting, change in control, retention, severance or termination agreement, in each case of (A) through (C), other than (1) as required by applicable Law, (2) as required by any Remainco Benefit Plan, Spinco Benefit Plan or Collective Bargaining Agreement, each as in effect on the date hereof, (3) in the ordinary course of business consistent with the past practices of Remainco or its Affiliates (including in the context of new hires or promotions based on job performance or workplace requirements), or (4) to the extent undertaken in connection with the implementation of a program that affects all similarly situated employees of Remainco and/or its Affiliates and does not disproportionately increase the compensation and benefits of the Spinco Employees relative to such other similarly situated employees;

(xi) establish, adopt, enter into, terminate or materially amend any Collective Bargaining Agreement that covers solely employees of the Spinco Business, except, in each case, in the ordinary course of business or as required by applicable Law and either (A) on market terms, (B) on terms that do not materially increase aggregate costs with respect to the employees of the Spinco Business subject to such Collective Bargaining Agreement, or (C) on terms materially consistent with the treatment of employees of any of the Remainco Entities represented by the same union as the Spinco Employees who are or will be covered by the Collective Bargaining Agreement;

(xii) (A) hire any individual for a Spinco Key Executive Role or any role that directly reports thereto; (B) terminate the employment of any individual in a Spinco Key Executive Role or in any role that directly reports thereto other than for cause (as determined by Remainco or Spinco in good faith);(C) terminate the employment of any Spinco Dedicated Employee or, once identified, any other Spinco Employee, (1) other than for cause as determined by Remainco or Spinco in good faith or (2) in the ordinary course of business consistent with past practice, including as a result of workplace restructuring due to lack of work; (D) hire any individual who would qualify as a Spinco Employee, other than to fill, in the ordinary course of business consistent with past practice, a position (1) that is open as of the date hereof, (2) that opens following the date hereof as a result of the termination of employment of a Spinco Employee consistent with the terms and conditions of this Agreement or the Employee Matters Agreement, or a Permitted Transfer, or (3) that is needed to fill legitimate business needs of the Spinco Business as determined by Spinco acting reasonably and in good faith; or (E) transfer any Spinco Dedicated Employees out of the group of Spinco Dedicated Employees other than for Permitted Transfers;

(xiii) except as required by GAAP or applicable Law, make any material change to any financial accounting principles, methods or practices of any Spinco Entity;

(xiv) settle, release, waive or compromise any Action (or threatened Action) that would be a Spinco Liability, other than any settlement, release, waiver or compromise (A) that results solely in monetary obligations involving the payment of monetary damages of not more than $5 million (excluding monetary obligations that are funded by an indemnity obligation to, or an insurance policy of, Remainco or the Spinco Entities) individually or $25 million in the aggregate and does not involve any injunctive or equitable or other non-monetary relief (other than immaterial and non-monetary relief incidental thereto) against the Spinco Entities or the Spinco Business or (B) with respect to which Remainco has undertaken to indemnify Spinco for any Liability in connection therewith;

(xv) make, change or revoke any material Tax election, settle or compromise any material Tax liability, amend any material Tax Return, surrender any material right or claim to a refund of Taxes, consent to any extension or waiver of the statute of limitations period applicable to any material Taxes, Tax Returns or claims for Taxes, enter into any closing agreements with respect to material Taxes, in each case, solely in respect of a Spinco Entity, in each case other than (A) in the ordinary course of business or (B) as would not be reasonably expected to have a material and adverse impact on the Spinco Entities taken as a whole, or, after the Merger, RMT Partner and its Subsidiaries (including Spinco and the Spinco Subsidiaries), taken as a whole;

(xvi) (A) sell, assign or grant any security interest in, to or under, fail to continue to prosecute or defend, abandon, cancel, fail to renew or maintain or otherwise allow to lapse (other than expirations that cannot be renewed) any material Spinco Owned Intellectual Property or (B) grant to any third party any license, or enter into any covenant not to sue with respect to any material Spinco Owned Intellectual Property, except, solely in the case of this clause (B), non-exclusive licenses of Intellectual Property granted in the ordinary course of business consistent with past practice or exclusive licenses of Intellectual Property granted to customers in the ordinary course of business consistent with past practice;

(xvii) fail to maintain (with insurance companies substantially as financially responsible as their existing insurers) insurance in at least such amounts and against at least such risks and losses as are consistent in all material respects with the past practice of the Spinco Business;

(xviii) discontinue any line of business or part thereof; or

(xix) authorize or enter into any Contract to do any of the foregoing or otherwise make any commitment to do any of the foregoing that delays or prevents Closing.

Section 8.3 Tax Matters.

(a) This Agreement is intended to constitute a “plan of reorganization” for purposes of Section 368 of the Code and the Parties hereby adopt it as such. From and after the date hereof and until the Second Merger occurs, each Party shall use its reasonable best efforts to ensure that the Contribution, the Distribution, the Spinco Special Cash Payment, the Merger and the Second Merger qualify for the Intended Tax Treatment and shall not knowingly take any action, cause or permit any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could prevent the Contribution, the Distribution, the Spinco Special Cash Payment, the Merger or the Second Merger from qualifying for the Intended Tax Treatment.

(b) RMT Partner and Remainco shall cooperate and use their respective reasonable best efforts in order for Remainco to obtain the opinion of Remainco’s Tax Counsel, in form and substance acceptable to Remainco in its sole discretion, dated as of the Closing Date, on the basis of the facts and customary representations and assumptions set forth or referred to in such opinion and the Tax Representation Letters (provided that RMT Partner shall have a reasonable opportunity to review and comment on such Tax Representation Letters, and that any such comments shall be considered in good faith), to the effect that the Contribution, Distribution, Spinco Special Cash Payment, Merger and the Second Merger will qualify for the Intended Tax Treatment (such opinion of Remainco’s Tax Counsel, the “Remainco Tax Opinion”).

(c) Remainco and Spinco shall, as of the Closing Date, execute and deliver to Remainco’s Tax Counsel the Tax Representation Letters to be executed by Spinco and Remainco, dated and executed as of the Closing Date.

(d) RMT Partner shall, as of the Closing Date, execute and deliver to Remainco’s Tax Counsel the RMT Partner Representation Letter, dated and executed as of the Closing Date.

(e) Notwithstanding anything to the contrary in Section 8.1, neither RMT Partner nor any of its Subsidiaries shall engage in any material internal reorganization or restructuring transaction in connection with or in anticipation of the Merger without the prior written consent of Remainco (such consent not to be unreasonably withheld, conditioned or delayed) unless such internal reorganizations or restructurings (i) are not reasonably expected to result in material liabilities (including Taxes) to RMT Partner, Spinco or any of their respective Subsidiaries, (ii) are not otherwise reasonably expected to have a material adverse impact on the Tax liabilities or effective Tax rate of Spinco or any of the Spinco Subsidiaries after the Merger or (iii) are in the ordinary course of business.

Section 8.4 Preparation of the Securities Filings.

(a) As promptly as practicable after the date the Audited Financial Statements are delivered to the RMT Partner pursuant to Section 8.22, to the extent such filings are required by Law in connection with the transactions contemplated by this Agreement: (i)(A) the Parties shall jointly prepare and Spinco shall file with the SEC the Distribution Registration Statement; and (B) if the Distribution is effected in whole or in part as an exchange offer, Remainco shall prepare and file with the SEC, when and as required, a Tender Offer Statement on Schedule TO and other filings pursuant to Rule 13e-4 under the Exchange Act (collectively, the “Split Off TO”) and (ii) the Parties shall jointly prepare and RMT Partner shall file with the SEC (A) a proxy statement relating to the RMT Partner Shareholder Approval and RMT Partner Shareholders Meeting (together with all supplements and amendments thereto, the “Proxy Statement”) and (B) a RMT Partner Registration Statement (in which the Proxy Statement will be included as a prospectus) (the securities filings described in clauses (i) and (ii), collectively, “Securities Filings”).

(b) Each Party shall use its reasonable best efforts to have the Distribution Registration Statement and the RMT Partner Registration Statement declared effective as promptly as practicable after such filing (including by responding to comments of the SEC) and to keep the Distribution Registration Statement and the RMT Partner Registration Statement effective for as long as is necessary to consummate the Merger and the other transactions contemplated hereby and in the Transaction Documents. RMT Partner shall cause the Proxy Statement to be mailed to the holders of RMT Partner Common Stock as promptly as practicable following the date on which the SEC clears (whether orally or in writing) the Proxy Statement and, if required by the SEC as a condition to the mailing of the Proxy Statement, the RMT Partner Registration Statement is declared effective. Each of Remainco and RMT Partner shall also take any action required to be taken under any applicable state securities Laws in connection with, in the case of RMT Partner, the RMT Partner Share Issuance and, in the case of Remainco, the issuance and distribution of the Spinco Common Stock in the Distribution and, if applicable, the exchange of Spinco Common Stock pursuant to the Exchange Offer.

(c) The Parties shall cooperate in preparing and filing with the SEC the Securities Filings and any necessary amendments or supplements thereto. RMT Partner and Merger Sub shall furnish all information concerning RMT Partner and the RMT Partner Entities, and Remainco and Spinco shall furnish all information concerning Remainco, the Spinco Business and the Spinco Subsidiaries, in each case, as may be reasonably requested by the other Parties in connection with, or is required by applicable Law in order to complete, the preparation, filing and distribution of the Securities Filings and any necessary amendments or supplements thereto, subject, at all times, in the case of Remainco and Spinco, to Section 8.22 of the Spinco Disclosure Schedule. Each of the Parties shall provide the other Parties (and their Representatives) with a reasonable opportunity to review and comment on the Securities Filings (or any amendment or supplement thereto) prior to the filing of any such document with the SEC. None of the Securities Filings nor any amendment or supplement thereto shall be filed or mailed to stockholders without the written consent of all of the Parties (such consent not to be unreasonably withheld, delayed or conditioned). For the avoidance of doubt, any ordinary course communications filed pursuant to Rule 425 under the Securities Act or any other disclosures or statements with respect to the Merger and the other transactions contemplated hereby and in the Transaction Documents contained in any filing required under securities Laws, other than the Securities Filings, shall be subject to Section 8.21.

(d) Each Party shall, as promptly as practicable after receipt thereof, provide the other Parties copies of any written comments, and advise the other Parties of any oral comments, received from the SEC with respect to the Securities Filings and shall provide the other Parties with copies of all correspondence between it and its Affiliates, on the one hand, and the SEC, on the other hand. Each Party shall provide the other Parties with a reasonable opportunity to review and comment on the Securities Filings (and such comments shall be reasonably considered in good faith by the filing Party), or any amendment or supplement to any of the foregoing and any communications with the SEC prior to filing such with the SEC, and will promptly provide the other Parties with a copy of all such filings and communications made with the SEC. RMT Partner and Remainco, as applicable, shall advise the other promptly after receiving oral or written notice of (i) the time when the Distribution Registration Statement or RMT Partner Registration Statement has become effective or any supplement or amendment to any Securities Filing has been filed, (ii) the issuance of any stop order and (iii) the suspension of the qualification for offering or sale in any jurisdiction of the RMT Partner Common Stock issuable in connection with the Merger or the Spinco Common Stock issuable in connection with the Distribution.

(e) If at any time prior to the Effective Time any information relating to any of the Parties, or any of their respective Affiliates, officers or directors, should be discovered by such Party which should be set forth in an amendment or supplement to any of the Securities Filings so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties and, to the extent required by applicable Law, an appropriate amendment or supplement describing such information shall be filed promptly with the SEC and disseminated to the stockholders.

(f) The Proxy Statement shall (i) state that the RMT Partner Board has approved this Agreement and the transactions contemplated hereby, and approved the RMT Partner Share Issuance and (ii) subject to a RMT Partner Change in Recommendation, include the RMT Partner Recommendation.

(g) In connection with the filing of the Securities Filings and any other SEC filings requiring such information, each of Remainco and RMT Partner shall use its reasonable best efforts to (i) subject, at all times, to Section 8.22 of the Spinco Disclosure Schedule, cooperate with the other to prepare financial statements (including audited, unaudited and pro forma financial statements as required by the SEC and applicable Law) that comply with the rules and regulations of the SEC to the extent required for SEC filings, including the requirements of Regulation S-X and (ii) provide and make reasonably available upon reasonable notice the senior management employees of Remainco or RMT Partner, as the case may be, to discuss the materials prepared and delivered pursuant to this Section 8.4(g).

Section 8.5 RMT Partner Shareholders Meeting.

(a) RMT Partner shall establish a record date and take all other lawful action to call, give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the RMT Partner Shareholder Approval (the “RMT Partner Shareholders Meeting”) as promptly as practicable following the date on which the SEC clears (whether orally or in writing) the Proxy Statement or, if required by the SEC as a condition to the mailing of the Proxy Statement, the RMT Partner Registration Statement is declared effective; provided that, without the prior written consent of Remainco, subject to Section 8.5(c), (i) the RMT Partner Shareholder Meeting shall not be scheduled for any day later than forty-five (45) calendar days after the date on which the SEC clears (whether orally or in writing) the Proxy Statement or, if required by the SEC as a condition to the mailing of the Proxy Statement, the RMT Partner Registration Statement is declared effective and (ii) RMT Partner may not adjourn or postpone the RMT Partner Shareholder Meeting. Once established, RMT Partner shall not change the record date for the RMT Partner Shareholder Meeting without the prior written consent of Remainco (such consent not to be unreasonably withheld, delayed or conditioned). RMT Partner shall not submit any other proposals (other than procedural matters and, if the RMT Partner Shareholders Meeting is combined with RMT Partner’s annual meeting, such matters as would be otherwise submitted for approval at such annual meeting) for approval at the RMT Partner Shareholders Meeting.

(b) RMT Partner shall coordinate and cooperate with Remainco and Spinco and their respective Affiliates with respect to the convening and, subject to Section 8.5(a) the timing of the RMT Partner Shareholders Meeting, and will otherwise comply with all legal requirements applicable to the RMT Partner Shareholders Meeting.

(c) Notwithstanding anything to the contrary in this Agreement, nothing will prevent RMT Partner from postponing or adjourning the RMT Partner Shareholders Meeting (i) if a quorum has not been established; (ii) to allow reasonable additional time to solicit additional proxies for the purposes of obtaining the RMT Partner Shareholder Approval; (iii) to allow reasonable additional time for the filing and dissemination of any supplemental or amended disclosure that the RMT Partner Board, after consultation with outside legal counsel, reasonably determines in good faith is necessary to comply with applicable Law and for such supplemental or amended disclosure to be reviewed by the RMT Partner shareholders in advance of the RMT Partner Shareholders Meeting; (iv) if required by Law or Governmental Order; or (v) Remainco provides its prior written consent to such postponement or adjournment; except that, in no event will the RMT Partner Shareholders Meeting be postponed or adjourned (x) with respect to clause (i) or clause (ii), by more than thirty (30) days from any date on which such RMT Partner Shareholder Meeting was scheduled, without the prior written consent of Remainco, and (y) with respect to clause (iii), by more than ten (10) Business Days, or such other amount of time reasonably agreed by RMT Partner and Remainco to be necessary to comply with applicable Law.

(d) RMT Partner shall provide periodic updates to Remainco on the solicitation of proxies and, upon Remainco’s request, advise Remainco on a daily basis during each of the last five (5) Business Days prior to the date of the RMT Partner Shareholders Meeting as to the aggregate tally of proxies received by RMT Partner with respect to the RMT Partner Shareholder Approval.

(e) Subject to Section 8.10, RMT Partner shall, through the RMT Partner Board, make the RMT Partner Recommendation and include such RMT Partner Recommendation in the Proxy Statement and use its reasonable best efforts to (i) solicit from its shareholders proxies in favor of the approval of the resolutions required under the RMT Partner Shareholder Approval, and (ii) take all other actions necessary or advisable to secure the RMT Partner Shareholder Approval.

(f) Notwithstanding any RMT Partner Change in Recommendation, unless this Agreement is terminated in accordance with in accordance with Article X prior to the occurrence of the RMT Partner Shareholder Approval, the obligations of the Parties under this Agreement, including those set forth in Section 8.4 and Section 8.5, shall continue in full force and effect. Without limiting the generality of the foregoing, unless this Agreement is terminated in accordance with Article X prior to the occurrence of the RMT Partner Shareholder Approval, the RMT Partner Share Issuance shall be submitted to the shareholders of RMT Partner for approval at the RMT Partner Shareholders Meeting whether or not (i) the RMT Partner Board shall have effected a RMT Partner Change in Recommendation or (ii) any Competing Proposal shall have been publicly proposed or announced or otherwise submitted to RMT Partner or any of its Representatives.

Section 8.6 Regulatory Efforts.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties agrees to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to (i) obtain all actions or nonactions, waivers, consents and approvals from Governmental Authorities, including any required action or non-action under the Competition Laws (the “Required Consents”) that may be or become necessary to consummate the Merger prior to the Effective Time, and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain a Required Consent from, or to avoid an action or proceeding by, any Governmental Authority and (ii) avoid or eliminate each and every impediment under the HSR Act or any other Competition Laws that may be asserted by any Governmental Authority or any other Person (including, in each case, seeking to have any stay, decree, order, judgment, or injunction, whether temporary, preliminary or permanent that would prevent the Merger vacated, lifted, overturned or reversed) so as to enable the Parties to consummate the Merger as promptly as practicable, and in any event prior to the Outside Date. In furtherance and not in limitation of the foregoing, each Party agrees to make (A) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable, and, in any event, within the later of January 13, 2020 or ten (10) Business Days of the date hereof, (B) appropriate filings, if any are required, with respect to foreign Competition Laws as promptly as practicable and (C) all other necessary filings with other Governmental Authorities relating to the Merger, and, in each case, to supply as promptly as practicable any additional information and documentary material that may be formally or informally requested pursuant to the Competition Laws or by such authorities and to use reasonable best efforts to cause the expiration or termination of any applicable waiting periods under the Competition Laws and the receipt of the Required Consents as soon as practicable. Without limiting the generality of the Parties undertaking pursuant to the foregoing in this Section 8.6(a), but subject to Section 8.6(b), the Parties, along with their respective Subsidiaries, shall use their reasonable best efforts to obtain clearance under any applicable Competition Laws so as to enable the parties hereto to consummate the Merger as promptly as practicable, and in any event prior to the Outside Date, which reasonable best efforts shall include (1) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, disposition, license or other disposition of any Subsidiaries, operations, divisions, businesses, product lines, contracts, customers or assets of Spinco or RMT Partner or any of their respective Subsidiaries, (2) taking or committing to take such other actions that may limit or impact Spinco’s or RMT Partner’s or any of their Subsidiaries’ freedom of action with respect to, or ability to retain, any of their operations, divisions, businesses, product lines, contracts, customers or assets, (3) entering into any orders, settlements, undertakings, contracts, consent decrees, stipulations or other agreements to effectuate any of the foregoing or in order to vacate, lift, reverse, overturn, settle or otherwise resolve any order that prevents, prohibits, restricts or delays the consummation of the Merger, in any case, that may be issued by any court or other Governmental Authority and (4) creating, terminating or divesting relationships, contractual rights or obligations of Spinco, RMT Partner or any of their respective Subsidiaries, in each case in connection with obtaining all, or eliminating any requirement to obtain any, waiting period expirations or terminations, consents, clearances, waivers, exemptions, licenses, orders, registrations, approvals, permits and authorizations for the transactions contemplated by this Agreement under the HSR Act or any other applicable Competition Laws or from any Governmental Authority so as to enable the Closing to occur no later than the Outside Date.

(b) Remainco and RMT Partner acknowledge and agree that RMT Partner shall, on behalf of the Parties, control and lead all matters with respect to the strategy regarding the filings (including in which jurisdictions to file), strategies, process, negotiation and acceptance of settlements, and related proceedings contemplated by this Section 8.6, including, for the avoidance of doubt, in connection with any sale, divestiture or disposition of any assets or businesses of Spinco or RMT Partner or any of their Subsidiaries pursuant hereto. RMT Partner shall consult with and consider in good faith the views of Remainco in advance of any decisions about communications and strategy in connection the Competition Laws and litigation matters relating thereto. Remainco shall use its reasonable best efforts to provide timely support for RMT Partner in all respects under this Section 8.6(b) Notwithstanding anything to the contrary in this Section 8.6, any reasonable actions or strategies pursued by Remainco or RMT Partner (i) to avoid, resist or reduce the scope of any action that may be sought or required to satisfy the conditions in Section 9.1(a) and Section 9.1(g) or (ii) pertaining to the submission of all required notifications to any Governmental Authority and obtaining the consent of any Governmental Authority, shall be deemed consistent with its obligations under this Section 8.6 so long as such action or strategy does not delay satisfaction of the conditions set forth in Article IX to a date beyond the Outside Date, as the same may be extended.

(c) In addition, in the event that any Action is instituted (or threatened to be instituted) by any Governmental Authority challenging the transactions contemplated by this Agreement, each of the Parties shall, and shall cause its respective Affiliates to, in each case in accordance with and subject to Section 8.6(b), cooperate with each other in all respects and to use their respective reasonable best efforts to contest and defend on the merits any claim asserted in court by any Governmental Authority in order to avoid entry of, or to have vacated or terminated, any decree, Governmental Order or judgment (whether temporary, preliminary or permanent) that would prevent the Closing.

(d) Subject to Section 8.6(b), the Parties shall cooperate in all respects with one another, and consider in good faith the views of one another, in connection with (x) any filing or submission pursuant to any Competition Law prior to their submission, (y) the form and content of any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party in connection with proceedings under or relating to any Competition Law, in each case, prior to their submission, and (z) in any investigation or other Action related to Competition Law or challenging the Merger in connection therewith (including any Action initiated by a private party). Each of the Parties shall (i) promptly notify the other Party of any substantive communication or inquiry or investigation received by that Party from, or given by it to, any Governmental Authority and, subject to applicable Law, permit the other Party to review in advance any proposed substantive communication to any such Governmental Authority and incorporate the other Party’s reasonable comments (and, with respect to RMT Partner, to the extent permitted by applicable Law and in accordance with Section 8.6(b) incorporate all such comments of Remainco), (ii) not agree to participate in any meeting or discussion with any such Governmental Authority in respect of any filing, investigation or inquiry concerning this Agreement or the Merger unless, to the extent reasonably practicable, it consults with the other Party in advance and, to the extent permitted by such Governmental Authority, gives the other Party the opportunity to attend and participate therein (and, to the extent permitted by applicable Law and in accordance with Section 8.6(b), if such prior consultation is not practical or the other Party is otherwise not permitted to attend or participate, to not deviate in any such meeting or discussion from any earlier direction agreed to by the Parties with respect to the matters of this Section 8.6) and (iii) promptly furnish the other Party with copies of all correspondence, filings and written communications between them and their affiliates and their respective officers, directors, employees and Representatives, on one hand, and any such Governmental Authority or its respective staff on the other hand, with respect to this Agreement and the Merger in order for such other Party to meaningfully cooperate in accordance with the preceding clauses (i) and (ii), provided that materials furnished pursuant to this Section 8.6(d) may be redacted as necessary to address reasonable attorney-client privilege, confidentiality or other concerns related to applicable Law.

(e) With respect to any actions or nonactions, waivers, consents and approvals from Governmental Authorities that may be or become necessary to consummate the Merger prior to the Effective Time that do not relate to Competition Laws (including any national security or trade regulation Laws), Remainco and RMT Partner shall coordinate with respect to the appropriate course of action with respect to obtaining any actions or nonactions, waivers, consents and approvals from Governmental Authorities that may be or become necessary to consummate the Merger.

Section 8.7 Financing.

(a) Spinco shall use reasonable best efforts to (i) maintain in effect, until the earlier of the initial funding of the Debt Financing (as defined below) and the replacement of the Debt Financing with the Permanent Financing (as defined below), in each case, in an amount sufficient to fund the Spinco Special Cash Payment, the bridge commitment letter, dated as of the date of this Agreement (including: (A) all exhibits, schedules, annexes and amendments to such agreement in effect as of the date hereof; and (B) any associated fee letters (together, as amended, restated, replaced, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement and thereof, the “Spinco Commitment Letter”)), from the financing sources party thereto (together with all additional lenders, agents and financing sources added to the Spinco Commitment Letter, the “Spinco Lenders”), pursuant to which, among other things, the Spinco Lenders have committed to provide Spinco with debt financing in the amount set forth therein (the debt financing contemplated by the Spinco Commitment Letter, together with any amendment, modification, supplement, restatement, substitution or waiver thereof in accordance with the terms of this Agreement being referred to as the “Debt Financing”), (ii) negotiate definitive agreements with respect to the Debt Financing, on the terms and conditions contained in the Spinco Commitment Letter or on such other terms as are reasonably acceptable to Remainco and RMT Partner and that are not materially less favorable in the aggregate to Spinco than those in the Spinco Commitment Letter as in effect on the date hereof (with respect to the Debt Financing, the “Debt Financing Agreements”, and with respect to the Permanent Financing, the “Permanent Financing Agreements”; collectively, the “Financing Agreements”), (iii) materially comply with the obligations that are set forth in the Spinco Commitment Letter and the Financing Agreements that are applicable to Spinco and satisfy (or if deemed advisable by Spinco and RMT Partner, seek a waiver of) on a timely basis all conditions precedent in the Spinco Commitment Letter and the Financing Agreements that are within its control, and (iv) in the event that all conditions to funding in the Spinco Commitment Letter or the Financing Agreements are satisfied at or prior to the Distribution, consummate the Financing at or prior to the Distribution. Notwithstanding anything to the contrary in this Section 8.7, RMT Partner shall have the right to direct Spinco to replace all or a portion of the Debt Financing with (x) the proceeds of consummated capital markets debt financing and/or (y) commitments in respect of other long term debt from the same and/or alternative bona fide third-party financing sources (any such financing, the “Permanent Financing” and, together with the Debt Financing, the “Financing”) so long as (1) all conditions precedent to effectiveness of definitive documentation for such financing have been satisfied and the conditions precedent to funding of such financing are in the aggregate, in respect of certainty of funding, substantially equivalent to (or more favorable to Spinco than) the conditions precedent set forth in the Spinco Commitment Letter and (2) the terms thereof shall be (A) consistent with the Intended Tax Treatment of the transactions contemplated by the Transaction Documents (as determined by Remainco in good faith in consultation with RMT Partner) and (B) reasonably acceptable to Remainco and Spinco.

(b) In the event any funds in the amounts set forth in the Spinco Commitment Letter or the Financing Agreements, as applicable, or any portion thereof, become unavailable on the terms and conditions contemplated in the Spinco Commitment Letter or the Financing Agreements, as applicable, Spinco (in consultation in good faith with RMT Partner, and, with respect to any Alternative Financing (as defined below) that is in the form of the Permanent Financing, at the direction of RMT Partner) shall arrange and obtain promptly any such portion from the same or alternative sources, in an amount sufficient, when added to the portion of the Financing that is available, to allow Spinco to make the Spinco Special Cash Payment (the “Alternative Financing”), and to obtain a new financing commitment that provides for such financing; provided that (i) the terms of the Alternative Financing must (A) be consistent with the Intended Tax Treatment of the transactions contemplated by the Transaction Documents (as determined by Remainco in good faith in consultation with RMT Partner) and (B) be customary and reasonable in light of then-prevailing market terms, (ii) none of Spinco, RMT Partner or any of their respective Affiliates shall agree, or be required to agree to terms and conditions of the Alternative Financing if the consummation thereof on such terms and conditions, taking into account and after giving effect to the Spinco Special Cash Payment, the Merger and the other transactions contemplated hereby, would result in Spinco having a Below Investment Grade Rating, (iii) the terms and conditions of the Alternative Financing shall not be materially less favorable, taken as a whole, to Spinco or RMT Partner than those in the Spinco Commitment Letter as in effect on the date hereof and (iv) none of Spinco or any of its Affiliates shall agree (without the consent of RMT Partner (such consent not to be unreasonably withheld, conditioned or delayed)) to any Alternative Financing that would result in the payment of fees or interest rates applicable to Debt Financing in excess of the those contemplated by the Spinco Commitment Letter. As used herein, the term “Spinco Commitment Letter” shall be deemed to include any new commitment letters (other than any Permanent Financing Commitment Letters, (as defined below)) entered into in accordance with this Section 8.7(b), the term “Permanent Financing Agreements” shall be deemed to include any new commitment letter entered into in accordance with this Section 8.7(b) in connection with the Permanent Financing (any such commitment letter, a “Permanent Financing Commitment Letter”) and the term “Financing” shall be deemed to include any Alternative Financing obtained in accordance with this Section 8.7(b).

(c) Each of Spinco and RMT Partner shall give the other Party prompt written notice upon it obtaining knowledge of (i) any material breach (or threatened material breach) or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any material breach or default) by any party to the Spinco Commitment Letter or the Permanent Financing Agreements, as applicable, (ii) any actual or threatened withdrawal, repudiation or termination of the Financing by any of the Financing Sources and (iii) any material dispute or disagreement between or among any of the parties to the Spinco Commitment Letter or the Permanent Financing Agreements, as applicable; provided that in no event shall Spinco or RMT Partner be under any obligation to disclose any information pursuant to clauses (i), (ii) or (iii) that would waive the protection of attorney-client or similar privilege if Spinco or RMT Partner shall have used reasonable best efforts to disclose such information in a way that would not waive such privilege. Neither Spinco nor RMT Partner shall, without the prior written consent of the other Party, amend, modify, supplement, restate, substitute, replace, terminate, or agree to any waiver under the Spinco Commitment Letter or the Permanent Financing Agreements, as applicable, in a manner that (i) reduces the aggregate amount of the Financing such that the aggregate funds that would be available to Spinco on the date of Distribution would not be sufficient to provide the funds required to satisfy the Spinco Special Cash Payment, (ii) adds or expands on the conditions precedent to the funding of the Financing as set forth in the Spinco Commitment Letter as in effect on the date hereof or the Permanent Financing Agreements, as applicable, in a manner that could materially delay or prevent or make materially less likely the funding of the Financing on the date of Distribution or (iii) materially adversely affects the ability of Spinco to enforce its rights against the Spinco Lenders under the Spinco Commitment Letter as in effect on the date hereof or against the Financing Sources with respect to the Permanent Financing under the Permanent Financing Agreements, as applicable; provided that notwithstanding the foregoing, Spinco may (in consultation with RMT Partner) (i) implement or exercise any of the “market flex” provisions exercised by the Spinco Lenders in accordance with the Spinco Commitment Letter as of the date hereof or any Permanent Financing Commitment Letter or (ii) amend and restate the Spinco Commitment Letter or any Permanent Financing Commitment Letter or otherwise execute joinder agreements to the Spinco Commitment Letter solely to add additional Spinco Lenders.

(d) Until the earliest of the Closing, the valid termination of this Agreement in accordance with Article X and the replacement of the Debt Financing with Permanent Financing, each of RMT Partner and Merger Sub shall provide to Spinco and the Spinco Lenders, and shall use reasonable best efforts to cause its Affiliates and their respective Representatives to provide to Spinco and the Spinco Lenders, on a timely basis, such cooperation that may be reasonably requested by Spinco or the Spinco Lenders in connection with the arrangement and consummation of the Debt Financing, including: (i) participation in, and assistance with, the marketing efforts related to the Debt Financing, including causing its management team, with appropriate seniority and expertise, and other representatives to assist in preparation for and to participate in a reasonable number of meetings, presentations, due diligence sessions, drafting sessions and sessions with the Spinco Lenders, other prospective financing sources and rating agencies, in each case, upon reasonable notice and at mutually agreeable dates and times; (ii) delivery to Spinco and the Spinco Lenders as promptly as reasonably practicable of documentation and other information reasonably requested by the Spinco Lenders with respect to (A) at least four (4) Business Days before the date of the Distribution, applicable “know-your-customer” and anti-money laundering rules and regulations and (B) the U.S. Treasury Department’s Office of Foreign Assets Control and the FCPA; (iii) as promptly as reasonably practicable after the date hereof, providing (A) financial statements of RMT Partner necessary for the satisfaction of the conditions set forth in paragraph 2(a) of Annex C of the Spinco Commitment Letter and (B) such financial and other information of RMT Partner customarily required in connection with the execution of financings of a type similar to the Debt Financing as Spinco or the Spinco Lenders shall reasonably request and using commercially reasonable efforts to update such information from time to time as necessary to ensure such information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained therein not misleading; (iv) assisting Spinco and the Spinco Lenders in the preparation of (A) syndication documents and materials, including bank information memoranda (confidential and public), lender and investor presentations and similar documents for the Debt Financing and (B) materials for rating agency presentations, and similar documents in connection with the Debt Financing, and in each case, providing reasonable and customary authorization letters to the Spinco Lenders authorizing the distribution of information to prospective lenders and other financing sources; (v) requesting that its independent accountants provide, and using commercially reasonable efforts to cause them to provide, customary comfort letters (including “negative assurance” comfort), customary agreed procedures letters (if required) and consents for use of their reports, on customary terms and consistent with customary practice in connection with any Debt Financing; and (vi) consulting in good faith on the terms and conditions of any Debt Financing.

(e) Until the earlier of the Closing and the valid termination of this Agreement in accordance with Article X, each of Remainco and Spinco and their respective Subsidiaries shall provide to RMT Partner and the Financing Sources, and shall use reasonable best efforts to cause its Affiliates and their respective Representatives to provide to RMT Partner and the Financing Sources, on a timely basis, such cooperation that may be reasonably requested by RMT Partner or the Financing Sources in connection with the arrangement and consummation of the Permanent Financing, including: (i) participation in, and assistance with, the marketing efforts related to the Permanent Financing, including causing its management team, with appropriate seniority and expertise, and other representatives to assist in preparation for and to participate in a reasonable number of meetings, presentations, due diligence sessions, drafting sessions and sessions with the Financing Sources, other prospective financing sources and rating agencies, in each case, upon reasonable notice and at mutually agreeable dates and times; (ii) delivery to RMT Partner and the Financing Sources as promptly as reasonably practicable of documentation and other information reasonably requested by the Financing Sources with respect to (A) at least four (4) Business Days before the date of the Distribution, applicable “know-your-customer” and anti-money laundering rules and regulations and (B) the U.S. Treasury Department’s Office of Foreign Assets Control and the FCPA; (iii) as promptly as reasonably practicable, (A) financial statements of the Spinco Entities necessary for the satisfaction of the conditions set forth in paragraph 2(b) of Annex C of the Spinco Commitment Letter (as in effect on the date hereof), (B) historical financial information regarding Spinco and its Subsidiaries reasonably requested by RMT Partner or the Financing Sources to permit RMT Partner to prepare the pro forma financial statements referred to in paragraph 2(c) of Annex C of the Spinco Commitment Letter (as in effect on the date hereof) and (c) such other financial and other information of Spinco customarily required in connection with the execution of financings of a type similar to the Permanent Financing as RMT Partner or the Financing Sources shall reasonably request and using commercially reasonable efforts to update such information from time to time as necessary to ensure such information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained therein not misleading; (iv) assisting RMT Partner and the Financing Sources in the preparation of (A) syndication documents and materials, including bank information memoranda (confidential and public), lender and investor presentations, offering memoranda, private placement memoranda, prospectuses and similar documents for the Permanent Financing and (B) materials for rating agency presentations, and similar documents in connection with the Permanent Financing, and in each case, providing reasonable and customary authorization letters to the Financing Sources authorizing the distribution of information to prospective lenders and other financing sources; (v) solely with respect to Spinco and its Subsidiaries, causing the taking of corporate actions reasonably necessary to permit the completion of the Permanent Financing; (vi) solely with respect to Spinco and its Subsidiaries, executing and delivering definitive financing documents, including guarantee documents (if applicable) as may be reasonably requested by RMT Partner or the Financing Sources in connection with the Permanent Financing; (vii) requesting that its independent accountants provide, and using commercially reasonable efforts to cause them to provide, customary comfort letters (including “negative assurance” comfort), customary agreed procedures letters (if required) and consents for use of their reports, on customary terms and consistent with customary practice in connection with any Permanent Financing; and (viii) consulting in good faith on the terms and conditions of any Permanent Financing.

(f) Notwithstanding anything to the contrary in this Section 8.7, (i) no action contemplated in this Section 8.7 shall be required if any such action shall: (A) require Remainco or any of its Subsidiaries or any of their respective Representatives to provide (or to have provided on its behalf) any certificates, legal opinions or negative assurance letters (other than, in the case of Spinco, its Subsidiaries and their respective Representatives, certificates, opinions or letters delivered at the closing of the Financing (or “pricing” of any capital markets offerings)); (B) cause any director, officer or employee of RMT Partner, Remainco, Spinco or any of their respective Subsidiaries to incur any personal liability; (C) without limiting clause (A) above, require Remainco, Spinco or any of their Subsidiaries to execute and deliver any documentation related to the Financing other than (w) documentation executed and delivered by Spinco and its Subsidiaries with respect to the Debt Financing, (x) documentation reasonably requested by RMT Partner in connection with the Permanent Financing to be executed and delivered by Spinco and its Subsidiaries in accordance with this Section 8.7, (y) customary comfort letters and customary representation letters relating to Spinco and (z) customary authorization letters relating to Spinco; (D) (x) jeopardize (in RMT Partner’s reasonable determination) any attorney-client privilege of RMT Partner or any of its Subsidiaries (in which case RMT Partner and such Subsidiaries shall use reasonable best efforts to take such action in a manner that would not jeopardize such attorney-client privilege) or (y) jeopardize (in Remainco’s reasonable determination) any attorney-client privilege of Remainco or any of its Subsidiaries (in which case Remainco and such Subsidiaries shall use reasonable best efforts to take such action in a manner that would not jeopardize such attorney-client privilege); or (E) result in a material violation or breach of, or a default under any applicable Law or the organizational documents of RMT Partner, Remainco, Spinco, or any of their respective Subsidiaries.

(g) All non-public or otherwise confidential information regarding the businesses of RMT Partner and its Subsidiaries obtained by Remainco, Spinco or their respective Representatives pursuant to this Section 8.7 or otherwise shall be kept confidential in accordance with the terms of the Confidentiality Agreement.

(h) All non-public or otherwise confidential information regarding the Spinco Business and the Remainco Business obtained by RMT Partner or its Representatives pursuant to this Section 8.7 or otherwise shall be kept confidential in accordance with the terms of the Confidentiality Agreement.

(i) Notwithstanding any other provision set forth herein or in any other agreement between Remainco and RMT Partner (or their respective Affiliates), Remainco agrees that RMT Partner may, and RMT Partner agrees that Remainco may, share information with respect to RMT Partner, Spinco and the Spinco Business, as applicable, with the Financing Sources, and that RMT Partner, Remainco and such Financing Source may share such information with other potential financing sources in connection with any marketing efforts for the Financing; provided, however, that the recipients of such information and any other information contemplated to be provided by RMT Partner, Remainco, Spinco or any of their respective Subsidiaries pursuant to this Section 8.7, agree to customary confidentiality arrangements, including “click through” confidentiality agreements and/or confidentiality provisions contained in customary bank books and offering memoranda, as applicable. Each of Remainco, Spinco and RMT Partner hereby consents to the use of all of its and its Subsidiaries’ logos in connection with the Financing, provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage Remainco, Spinco, RMT Partner or their respective Subsidiaries or the reputation or goodwill of Remainco, Spinco, RMT Partner or any of their respective Subsidiaries.

(j) The out-of-pocket, third-party fees and expenses related to the Financing, including underwriting, sale, distribution, placement, commitment, ticking, funding, upfront or other fees and any fees of counsel, accountants, consultants and other advisors incurred with respect to the Financing (the “Commitment Fees”), whether incurred prior to or subsequent to Closing shall be borne by the Party or Parties responsible therefor pursuant to Section 10.3(a). To the extent required by Section 10.3(a), RMT Partner shall, and shall cause its Subsidiaries to promptly upon request by Remainco, reimburse Remainco, Spinco and their respective Subsidiaries for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by Remainco, Spinco or any of their respective Subsidiaries in connection with cooperation provided for in this Section 8.7. RMT Partner shall indemnify, defend and hold harmless Remainco, its Subsidiaries and their respective Representatives from and against any and all Losses suffered or incurred by them in connection with the arrangement of the Financing, and any information utilized in connection therewith (other than information provided by Remainco, its Subsidiaries or their respective Representatives), except in instances of gross negligence or willful misconduct on the part of Remainco, its Subsidiaries and their respective Representatives (as determined in a final and nonappealable judgment). Any amount to be paid or reimbursed by RMT Partner pursuant to this Section 8.7 shall be paid or reimbursed within thirty (30) days after presentation of an invoice or a written demand therefor and setting forth, or accompanied by, reasonable documentation or other reasonable explanation supporting such amount.

(k) Notwithstanding anything to the contrary in this Agreement, and for the avoidance of doubt, each of Remainco, Spinco, RMT Partner and Merger Sub expressly acknowledge and agree that their obligations under this Agreement are not conditioned in any manner upon Spinco obtaining the Financing or any other financing.

Section 8.8 Access to Information. From the date hereof until Closing or earlier termination of this Agreement in accordance with its terms, Remainco shall, and shall cause the Spinco Entities to, on the one hand, and RMT Partner shall, and shall cause the RMT Partner Subsidiaries to, on the other hand, upon reasonable notice, afford to the other Party and to its respective Representatives, reasonable access, during normal business hours, during the Interim Period, in such manner as to not interfere with RMT Partner’s and its Subsidiaries’ or the Spinco Entities’ (as applicable) normal operation, the properties, books and records, Contracts and appropriate senior-level officers and employees of RMT Partner and the RMT Partner Subsidiaries, the Spinco Business or the Spinco Entities (as applicable), and shall furnish such Party and its respective Representatives with financial and operating data of RMT Partner and the RMT Partner Subsidiaries, the Spinco Business or the Spinco Entities (as applicable) and other information concerning the affairs of RMT Partner and the RMT Partner Subsidiaries, the Spinco Business or the Spinco Entities (as applicable), in each case, as such Party and its Representatives may reasonably request solely for the purposes of furthering the transactions contemplated by this Agreement or the Transaction Documents or for integration purposes; provided that (i) such investigation shall only be upon reasonable notice and at the sole cost and expense of the investigating Party; (ii) no Party or its Representatives shall be permitted to perform any environmental sampling, including sampling of soil, groundwater, surface water, building materials, or air or wastewater emissions without the prior written consent of the other applicable Party; and (iii) nothing in this Agreement (including Section 8.22) shall require any Party to permit any inspection or disclose any information to any other Party that (x) would unreasonably interfere with the conduct of such Party’s business or result in damage to property (other than immaterial damage), except with such other Party’s written consent, (y) would cause a violation of any Law or any confidentiality obligations and similar restrictions that may be applicable to such information or (z) would cause a risk of a loss of attorney-client privilege or other disclosure privilege to such Party (provided that the Party that would otherwise be required to disclose information to the other during the Interim Period shall take any and all reasonable action necessary to permit such disclosure without such loss of privilege or violation of agreement or Law, including “clean room” or other similar procedures designed to limit any such adverse effect of the sharing of such information by each Party). The Parties hereby agree that the provisions of the Confidentiality Agreement shall apply to all information and material furnished by any Party or its Representatives thereunder and hereunder and that nothing in this Section 8.8 shall require Remainco to provide access to any of its businesses or any information other than with respect to the Spinco Business, and in no event shall Remainco be required to provide any information relating to any Remainco Assets or any Remainco Liabilities. The Confidentiality Agreement shall survive any termination of this Agreement. In furtherance and not in limitation of the limitations set forth in the Confidentiality Agreement, with respect thereto, RMT Partner shall not, and shall cause its Representatives not to, contact any of the employees, customers, distributors or suppliers of any Remainco Entity or Spinco Entity in connection with, or for the purposes of, the transactions contemplated by this Agreement, whether in person or by telephone, mail, or other means of communication, without the specific prior written authorization of Remainco. All requests for such access to any Party shall be made to such Party or its designated Representative.

Section 8.9 D&O Indemnification and Insurance.

(a) For a period of six (6) years from the Closing Date, RMT Partner agrees that it shall cause the Spinco Entities to) indemnify and hold harmless each present and former director and officer of any Spinco Entity (the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, Losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to matters existing or occurring at or prior to the Closing (including those matters pertaining to this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that Remainco or any of its Subsidiaries (including the Spinco Entities), as the case may be, would have been permitted under Law and their respective Organizational Documents in effect on the date hereof to indemnify such Person (including promptly advancing expenses as incurred in accordance with and to the fullest extent permitted under such Organizational Documents; provided that such Indemnified Party agrees in advance to return any such funds to which a court of competent jurisdiction has determined in a final, nonappealable judgment such Indemnified Party is not ultimately entitled).

(b) RMT Partner shall cause the Spinco Entities to procure (i) prepaid, non-cancelable six (6)-year “tail” insurance commencing on the Closing Date containing terms no less favorable in the aggregate to the Indemnified Parties (including as to coverage and amounts) than the terms of the directors’ and officers’ liability insurance covering the Indemnified Parties who are, or at any time prior to the Closing were, covered by the directors’ and officers’ liability insurance of Remainco or any of its Subsidiaries (including the Spinco Entities) with respect to matters existing or occurring at or prior to the Effective Time (including those matters pertaining to this Agreement, the Transaction Documents and the transactions contemplated hereby and thereby), (ii) an endorsement under RMT Partner’s existing directors’ and officers’ liability insurance to provide such coverage or (iii) separate directors’ and officers’ liability insurance, with appropriate retroactive dates, providing such coverage. Notwithstanding the foregoing, RMT Partner shall not be required to pay annual premiums in excess of 250% of the last annual premium paid by Remainco prior to the date hereof (the “Premium Cap”), and if the amount of the premium necessary to maintain such insurance described in this Section 8.9(b) would at any time exceed the Premium Cap, then RMT Partner shall cause to be maintained policies of insurance coverage which provide the maximum coverage available at an annual premium equal to the Premium Cap. If any claim is asserted or made within such six (6)-year period, then the insurance required to be maintained under this Section 8.9 shall be continued in respect of such claim until the final disposition thereof.

(c) Notwithstanding anything contained in this Agreement to the contrary, this Section 8.9 shall survive the consummation of the transactions contemplated hereby and shall be binding, jointly and severally, on all successors and assigns of RMT Partner and Spinco and is intended to be for the benefit of, and will be enforceable by, each present and former director and officer of any Spinco Entity and his or her heirs and representatives. In the event that RMT Partner or Spinco or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of RMT Partner and Spinco, as the case may be, shall succeed to the obligations set forth in this Section 8.9.

Section 8.10 No Solicitation.

(a) Except as permitted by this Section 8.10, RMT Partner agrees that, from and after the date hereof, it shall (i) immediately cease and terminate, and cause its Subsidiaries and all of its and its Subsidiaries’ respective Representatives to cease and terminate, any discussions or negotiations with any other Person (other than Remainco or its Affiliates) regarding any Competing Proposal, (ii) promptly request, or cause to be requested, that each Person that has received confidential information within the twelve (12) month period prior to the date hereof in connection with a possible Competing Proposal return to RMT Partner or destroy all such confidential information heretofore furnished to such Person by or on behalf of RMT Partner or any of its Subsidiaries and promptly prohibit any access by any Person (other than Remainco and its Representatives) to any physical or electronic data room relating to a possible Competing Proposal and (iii) not grant any waiver or release under or knowingly fail to enforce any confidentiality, standstill or similar agreement in respect of a proposed Competing Proposal, provided that, solely with respect to clause (iii), prior to the time the RMT Partner Shareholder Approval is obtained, but not after, RMT Partner may take any action described in clause (iii) to the extent (x) necessary to permit a Person to make, on a confidential basis, a Competing Proposal, conditioned upon such person agreeing to disclosure of such Competing Proposal to Remainco, in each case as contemplated by this Section 8.10 and (y) the RMT Partner Board concludes in good faith (after consultation with its outside financial advisor and outside legal counsel) that a failure to take any action described in clause (iii) could be inconsistent with the RMT Partner directors’ fiduciary duties to RMT Partner’s shareholders under applicable Law. From and after the date hereof, except as otherwise permitted by this Section 8.10, RMT Partner shall not, directly or indirectly, nor shall RMT Partner authorize or permit its Subsidiaries or authorize or knowingly permit its or their respective Representatives to, directly or indirectly, (1) solicit, initiate or knowingly encourage or take any other action to knowingly facilitate (including by way of furnishing nonpublic information), or engage in, continue or otherwise participate in discussions or negotiations regarding, any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer (including any inquiry, proposal or offer to its shareholders) which constitutes or would be reasonably expected to lead to a Competing Proposal (except to notify such Person of the existence of the provisions of this Section 8.10), (2) furnish any nonpublic or confidential information or afford access to properties, books or records to any Person in connection with or for the purpose of soliciting or knowingly encouraging or facilitating a Competing Proposal, (3) take any action to make the provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation (including any transaction under, or a third party becoming an “interested shareholder” under, Section 912 of the New York Business Corporation Law) inapplicable to any person (other than Remainco and its Affiliates) or to any transactions constituting or contemplated by a Competing Proposal, (4) approve or recommend, or propose to approve or recommend, or execute or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, stock purchase agreement, asset purchase agreement or stock exchange, option agreement, joint venture agreement, partnership agreement or other similar agreement (whether written or oral, binding or nonbinding) relating to a Competing Proposal or that would reasonably be expected to lead to a Competing Proposal or that would require RMT Partner to abandon or fail to consummate the Merger and the other transactions contemplated by this Agreement (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 8.10(b)) (a “RMT Partner Acquisition Agreement”), or (5) propose publicly or agree to do any of the foregoing. Without limiting the generality of the foregoing, RMT Partner acknowledges and agrees that, in the event any officer, director or financial advisor of RMT Partner takes any action that if taken by RMT Partner would be a breach of this Section 8.10, the taking of such action by such officer, director or financial advisor shall be deemed to constitute a breach of this Section 8.10 by RMT Partner. In furtherance of its obligations hereunder, to the extent that RMT Partner has knowledge that any Representative of RMT Partner has taken an action that, if taken by the RMT Partner, would violate the restrictions set forth in this Section 8.10, then RMT Partner shall promptly instruct such Representative to cease such action.

(b) Notwithstanding anything to the contrary contained in the provisions of Section 8.10(a) or any other provision of this Agreement, if an unsolicited, bona fide Competing Proposal is submitted in writing to RMT Partner by a third Person or group after the date hereof, then prior to (but not after) the occurrence of the RMT Partner Shareholder Approval, RMT Partner may, directly or indirectly through its Representatives, (i) furnish information and access to such Person or group and its Representatives (for so long as such Competing Proposal has not been withdrawn) and (ii) participate in discussions and negotiate with such Person concerning any such unsolicited Competing Proposal, in the case of clauses (i) and (ii) if and only if, (A) the submission of such Competing Proposal did not result from or arise in connection with a material breach of this Section 8.10, (B) the RMT Partner Board concludes, after consultation with its outside legal counsel and financial advisors, that such Competing Proposal constitutes or would be reasonably likely to constitute or result in a Superior Proposal, (C) RMT Partner receives from the Person or group making such Competing Proposal an executed Acceptable Confidentiality Agreement, and (D) the RMT Partner Board determines in good faith (after consultation with its outside legal counsel and financial advisors) that the failure to take such action could be inconsistent with the RMT Partner directors’ fiduciary duties to RMT Partner’s shareholders under applicable Law. Remainco shall be entitled to receive an executed copy of any such Acceptable Confidentiality Agreement and notification of the determination set forth in clause (B) above and the identity of such Person promptly (and in any event within twenty-four (24) hours) after the RMT Partner Board makes the determination in clause (B) above. RMT Partner shall promptly provide or make available to Remainco any information concerning RMT Partner and any of its Subsidiaries that is provided to the Person or group making such Competing Proposal or its Representatives which was not previously provided or made available to Remainco.

(c) Except as expressly permitted by this Section 8.10(c), the RMT Partner Board shall make the RMT Partner Recommendation, and unless permitted by this Section 8.10(c), neither the RMT Partner Board nor any committee thereof shall (i) (A) withhold, withdraw, modify or qualify, or propose to withhold, withdraw, modify or qualify, in any manner adverse to Remainco, Spinco or their respective Affiliates, the approval of this Agreement or the RMT Partner Recommendation, (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Competing Proposal, (C) refrain from recommending against (and re-affirming the RMT Partner Recommendation) any Competing Proposal that is a tender offer or exchange offer within ten (10) Business Days after the commencement thereof or (D) resolve or publicly propose or agree to do any of the foregoing (any action described in this clause (i) being referred to as a “RMT Partner Change in Recommendation”) or (ii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, or allow RMT Partner or any of its Subsidiaries to execute or enter into, a RMT Partner Acquisition Agreement or (iii) resolve, agree or publicly propose to do any of the foregoing. Notwithstanding the foregoing but subject to RMT Partner’s compliance with the provisions of Section 8.10(d), if the RMT Partner Board has determined in good faith, after consultation with its outside legal counsel and financial advisors, that a Competing Proposal made after the date hereof that did not result from a material breach of any of the provisions of this Section 8.10 constitutes a Superior Proposal, the RMT Partner Board may make a RMT Partner Change in Recommendation if all of the following conditions are met: (x) the RMT Partner Shareholder Approval has not been obtained; (y) (1) RMT Partner gives Remainco written notice (a “Superior Proposal Notice”) at least four (4) Business Days prior to taking such action, which notice advises Remainco of the intention of the RMT Partner Board to take such action, specifies the material terms and conditions of such Competing Proposal, identifies the Person making such Competing Proposal and includes a copy of the proposed RMT Partner Acquisition Agreement (if any) for such Competing Proposal (provided that if there is any material change, material amendment or material modification to the terms or status of such Competing Proposal, RMT Partner will provide a subsequent notice to Remainco of such changes, amendments or modifications and not take any such action prior to the second (2nd) Business Day following a subsequent notice to Remainco of such changes) (it being understood that there may be multiple extensions of such notice period), (2) during a period of four (4) Business Days following Remainco’s receipt of a Superior Proposal Notice (or, in the event of a new Superior Proposal Notice as a result of any such amendment or modification, an extension of two (2) additional Business Days), if requested by Remainco, RMT Partner and its Representatives shall have negotiated with Remainco and its Representatives in good faith with respect to any revisions or adjustments proposed by Remainco to the terms and conditions of this Agreement; and (z) if applicable, at the end of such applicable four (4)- or two (2)-Business Day period, the RMT Partner Board, after considering in good faith any such revisions or adjustments to the terms and conditions of this Agreement that Remainco, prior to the expiration of such applicable period, shall have irrevocably offered in writing, continues to determine in good faith (after consultation with its outside legal counsel and financial advisors) that the Competing Proposal constitutes a Superior Proposal and that failure to make such RMT Partner Change in Recommendation could be inconsistent with the RMT Partner directors’ fiduciary duties to RMT Partner’s shareholders under applicable Law.

(d) In furtherance and not in limitation of the foregoing, in the event RMT Partner or its Representatives receives a Competing Proposal, any inquiry, proposal or indication of interest that is or would reasonably be expected to lead to a Competing Proposal, any request for nonpublic information relating to RMT Partner or any of its Subsidiaries or for access to the properties, books or records of RMT Partner or any of its Subsidiaries by any Person or group that has made or, to the knowledge of RMT Partner, would reasonably be expected to make a Competing Proposal, or any request for discussions or negotiations in respect of any Competing Proposal, RMT Partner will (i) as promptly as practicable (and in no event later than twenty-four (24) hours after knowledge of receipt by RMT Partner or any of its Subsidiaries or any of its or their Representatives of any such Competing Proposal, inquiry, proposal, indication of interest or request) notify (which notice may be provided orally and confirmed in writing and shall identify the Person or group making such Competing Proposal, inquiry, proposal, indication of interest or request and set forth the material terms thereof (including a true, complete and un-redacted copy of such Competing Proposal if it is in writing, if any)) Remainco thereof and (ii) keep Remainco reasonably and promptly informed of the status and material terms of (including with respect to changes to the status or material terms of) any such Competing Proposal, inquiry, proposal, indication of interest or request. Without limiting the generality of the preceding sentence, RMT Partner shall provide to Remainco as promptly as practicable after receipt or delivery thereof (and in any event within 24 hours of receipt or delivery) copies of all documentation comprising such Competing Proposal or other documentation that is material to understanding such Competing Proposal received by RMT Partner or any Subsidiary of RMT Partner or any of its or their Representatives from the Person or group making a Competing Proposal (or such Person’s Representatives) and of all material documentation provided by RMT Partner or any Subsidiary of RMT Partner or its or their Representatives to the Person or group making a Competing Proposal (or such Person’s Representatives) that comprises any counterproposal or any other material substantive response by RMT Partner (to the extent such counterproposal or substantive response is permitted under this Section 8.10) to the Person or group making such Competing Proposal (or such Person’s Representatives). RMT Partner shall not, and shall cause its Subsidiaries not to, enter into any confidentiality or other agreement with any Person subsequent to the date of this Agreement that prohibits RMT Partner from providing such information to Remainco.

(e) Subject to Remainco’s rights under Article IX, nothing in this Section 8.10 shall prohibit the RMT Partner Board from taking and disclosing to RMT Partner’s shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 (including any “stop, look and listen” communication pursuant to Rule 14d-9(f)) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or other applicable Law; provided, however, that no disclosure that would amount to a RMT Partner Change in Recommendation shall be permitted, made or taken other than in accordance with Section 8.10(c).

For purposes of this Agreement:

(i) “Competing Proposal” means, other than from Remainco or any of its Subsidiaries, any inquiry, proposal or offer for, or indication of interest from any Person with respect to, or that would reasonably be expected to lead to, in a single transaction or a series of related transactions, any (A) direct or indirect acquisition, exclusive license or purchase of any business or assets of RMT Partner or any of its Subsidiaries that, individually or in the aggregate, constitutes 15% or more of the net revenues, net income or assets of RMT Partner and its Subsidiaries, taken as a whole, (B) direct or indirect acquisition or purchase of 15% or more of any class of equity securities, or Interests representing 15% or more of the outstanding voting power, of RMT Partner, (C) tender offer or exchange offer that, if consummated, would result in any Person or group (or the stockholders of any Person or group) beneficially owning 15% or more of any class of equity securities, or Interests representing 15% or more of the outstanding voting power, of RMT Partner, or (D) merger, consolidation, business combination, share exchange, joint venture, partnership, recapitalization, liquidation, dissolution or similar transaction involving any business of RMT Partner or any of its Subsidiaries that constitutes 15% or more of the net revenue, net income or assets of RMT Partner and its Subsidiaries, taken as a whole. The Merger and the other transactions contemplated hereby shall not be a Competing Proposal.

(ii) “Superior Proposal” means any bona fide, written Competing Proposal received after the date hereof that the RMT Partner Board determines in good faith (after consultation with its outside financial advisor and outside legal counsel) (x) is reasonably likely to be consummated in accordance with its terms and (y) if consummated, would be more favorable to the RMT Partner’s stockholders from a financial point of view than the Merger and the other transactions contemplated hereby, in each case taking into account the financial (including the availability of financing and any financing terms), legal, regulatory, timing, risk of consummation and other aspects of such Competing Proposal (including the Person or group making the Competing Proposal) and of this Agreement (including any changes to the terms of this Agreement offered by Remainco in response to a Competing Proposal in accordance with Section 8.10); provided, however, that for purposes of the definition of “Superior Proposal” references to “15%” in the definition of “Competing Proposal” shall be deemed to be references to 50%.

(f) Remainco agrees that, from and after the date hereof, it shall (i) immediately cease and terminate, and cause its Subsidiaries and all of its and its Subsidiaries’ respective Representatives to cease and terminate, any discussions or negotiations with any other Person (other than RMT Partner or its Affiliates) regarding any Competing Spinco Proposal, (ii) promptly request, or cause to be requested, that each Person that has received confidential information within the twelve (12) month period prior to the date hereof in connection with a possible Competing Spinco Proposal return to Remainco or destroy all such confidential information heretofore furnished to such Person by or on behalf of Remainco or any of its Subsidiaries and promptly prohibit any access by any Person (other than RMT Partner and its Representatives) to any physical or electronic data room relating to a possible Competing Spinco Proposal and (iii) not grant any waiver or release under or knowingly fail to enforce any confidentiality, standstill or similar agreement in respect of a proposed Competing Spinco Proposal. Remainco shall not, directly or indirectly, nor shall Remainco authorize or permit its Subsidiaries or authorize or knowingly permit its or their respective Representatives to, directly or indirectly, (1) solicit, initiate or knowingly encourage or take any other action to knowingly facilitate (including by way of furnishing nonpublic information), or engage in, continue or otherwise participate in discussions or negotiations regarding, any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer (including any inquiry, proposal or offer to its shareholders) which constitutes or would be reasonably expected to lead to a Competing Spinco Proposal (except to notify such Person of the existence of the provisions of this Section 8.10(f)), (2) furnish any nonpublic or confidential information or afford access to properties, books or records to any Person in connection with or for the purpose of soliciting or knowingly encouraging or facilitating a Competing Spinco Proposal, (3) approve or recommend, or propose to approve or recommend, or execute or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, stock purchase agreement, asset purchase agreement or stock exchange, option agreement, joint venture agreement, partnership agreement or other similar agreement (whether written or oral, binding or nonbinding) relating to a Competing Spinco Proposal or that would reasonably be expected to lead to a Competing Spinco Proposal or that would require Remainco or Spinco to abandon or fail to consummate the Merger and the other transactions contemplated by this Agreement or (4) propose publicly or agree to do any of the foregoing. Without limiting the generality of the foregoing, Remainco acknowledges and agrees that, in the event any officer, director or financial advisor of Remainco takes any action that if taken by Remainco would be a breach of this Section 8.10(f), the taking of such action by such officer, director or financial advisor shall be deemed to constitute a breach of this Section 8.10(f) by Remainco. In furtherance of its obligations hereunder, to the extent that Remainco has knowledge that any Representative of Remainco has taken an action that, if taken by Remainco, would violate the restrictions set forth in this Section 8.10(f), then Remainco shall promptly instruct such Representative to cease such action.

“Competing Spinco Proposal” means any inquiry, proposal or offer for, or indication of interest from any Person with respect to, or that would reasonably be expected to lead to, in a single transaction or a series of related transactions, any (A) direct or indirect acquisition, exclusive license or purchase of any business or assets of Remainco or any of its Subsidiaries that, individually or in the aggregate, constitutes 15% or more of the net revenues, net income or assets of the Spinco Business, taken as a whole; provided, that, this shall not apply with respect to ordinary course offers for sale, or sale of Spinco Business, products or services, (B) direct or indirect acquisition or purchase of 15% or more of any class of any equity securities, or Interests representing 15% or more of the outstanding voting power, of any Spinco Entity, or (C) merger, consolidation, business combination, share exchange, joint venture, partnership, recapitalization, liquidation, dissolution or similar transaction involving any business of Remainco or any of its Subsidiaries that constitutes 15% or more of the net revenue, net income or assets of the Spinco Business, taken as a whole, in the case of each of clauses (A) through (C), other than as permitted by Section 8.2.

Section 8.11 Defense of Litigation.

(a) RMT Partner shall keep Remainco informed of the defense of any Action brought by shareholders of RMT Partner or in the name of RMT Partner against RMT Partner or its directors or officers relating to the transactions contemplated by this Agreement, including the Merger; provided that prior to the Effective Time, RMT Partner shall not compromise or settle, or agree to compromise or settle, any such Action to the extent (i) such Action includes Remainco or any of its Subsidiaries, directors or officers as named defendants, or (ii) such compromise, settlement or agreement would reasonably be expected to have a material adverse effect on the ability of the Parties to perform their respective obligations hereunder, or to consummate the transactions contemplated hereby in a timely manner, in each case without the prior written consent of Remainco (not to be unreasonably withheld, conditioned or delayed).

(b) Remainco shall keep RMT Partner informed of the defense of any Action brought by stockholders of Remainco or in the name of Remainco against Remainco or its directors or officers relating to the transactions contemplated by this Agreement, including the Merger; provided that prior to the Effective Time, Remainco shall not compromise or settle, or agree to compromise or settle, any such Action to the extent (i) such Action includes RMT Partner or any of its Subsidiaries, directors or officers as named defendants, or (ii) such compromise, settlement or agreement would reasonably be expected to have a material adverse effect on the ability of the Parties to perform their respective obligations hereunder, or to consummate the transactions contemplated hereby in a timely manner, in each case without the prior written consent of RMT Partner (not to be unreasonably withheld, conditioned or delayed).

Section 8.12 Section 16 Matters. Prior to the Effective Time, RMT Partner, Remainco and Spinco shall take all such steps as may be required to cause any acquisition or dispositions of RMT Partner Common Stock (including derivative securities with respect to RMT Partner Common Stock) and other Interests in RMT Partner, and acquisitions or dispositions of Remainco Common Stock or Spinco Common Stock (including derivative securities with respect to Remainco Common Stock or Spinco Common Stock), in each case resulting from the transactions contemplated by this Agreement, by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to RMT Partner, Remainco or Spinco immediately prior to the Effective Time or will become subject to such reporting obligations, to be exempt under Rule 16b-3 promulgated under the Exchange Act, such steps to be taken in accordance with applicable SEC rules and regulations and interpretations of the SEC staff.

Section 8.13 Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Remainco or Spinco, directly or indirectly, the right to control or direct RMT Partner’s operations prior to the Closing in violation of applicable Law. Nothing contained in this Agreement is intended to give RMT Partner, directly or indirectly, the right to control or direct the operations of the Spinco Business prior to the Closing in violation of applicable Law. Prior to the Closing, each Party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

Section 8.14 Exchange Offer. If Remainco consummates the Exchange Offer and Remainco’s stockholders subscribe for less than all of the Spinco Common Stock in the Exchange Offer, Remainco shall distribute, pro rata to its stockholders, any unsubscribed Spinco Common Stock on the Distribution Date immediately following the consummation of the Exchange Offer so that Remainco will be treated for U.S. federal income Tax purposes as having distributed all of the Spinco Common Stock to its stockholders (the “Clean-Up Spin-Off”).

Section 8.15 Employment and Benefit Matters.

(a) Change in Control. Remainco and Spinco acknowledge and agree that the occurrence of the Effective Time shall be treated as a “change in control”, “change of control” or term of similar import, as applicable, for purposes of each RMT Partner Benefit Plan set forth on Section 8.15(a) of the RMT Partner Disclosure Schedule.

(b) Communications. Remainco, Spinco and RMT Partner shall cooperate in good faith (including by providing the other Party with reasonable opportunity to review and comment) with respect to any written broad-based notices or communications materials (including website postings) from RMT Partner or its Affiliates to the current or former employees of RMT Partner or its Affiliates or Spinco Employees or Former Spinco Business Employees, or from Remainco, Spinco or its Affiliates to Spinco Employees or Former Spinco Business Employees or to the current or former employees of RMT Partner or its Affiliates, with respect to the transactions contemplated by the Transaction Documents or employment, compensation or benefits matters of such employees that relate to the transactions contemplated by the Transaction Documents or the period following the Closing Date.

(c) No Third-Party Beneficiaries. Nothing in this Agreement shall confer upon any Person any right to continue in the employ or service of Spinco, RMT Partner or any of their respective Affiliates, or shall interfere with or restrict in any way the rights of Spinco or any of their respective Affiliates, which rights are hereby expressly reserved, to discharge or terminate the services of any Person at any time for any reason whatsoever, with or without cause, in accordance with any Collective Bargaining Agreements. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 8.15 shall (i) be deemed or construed to be an amendment or other modification of any Spinco Benefit Plan, RMT Partner Benefit Plan or any plan, program or arrangement of Remainco, Spinco, RMT Partner or any of their respective Affiliates, or (ii) create any third-party rights in any current or former service provider or employee of Remainco, Spinco, RMT Partner or any of their respective Affiliates (or any beneficiaries or dependents thereof).

Section 8.16 Employee Non-Solicitation. For the avoidance of doubt, the Parties hereby acknowledge and agree that the non-solicitation provisions of the Confidentiality Agreement shall remain in full force and effect in accordance with the terms thereof.

Section 8.17 Stock Exchange Listing. RMT Partner shall use its reasonable best efforts to cause the shares of RMT Partner Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, and Remainco shall cooperate with RMT Partner with respect to such listing.

Section 8.18 Charter Provisions; Takeover Laws. If (a) the restrictions on business combinations set forth in RMT Partner’s and/or Spinco’s Organizational Documents or (b) any “fair price,” “moratorium,” “business combination,” or “control share acquisition” statute or other similar statute or regulation is or shall become applicable to the transactions contemplated by this Agreement, RMT Partner and the RMT Partner Board and/or Spinco and the Spinco Board shall use reasonable best efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and shall otherwise act to minimize the effects of any such restriction, statute or regulation on the transactions contemplated by this Agreement.

Section 8.19 Transaction Documents. RMT Partner shall, or shall cause its applicable Subsidiaries to, execute and deliver to Remainco, at or prior to the Closing, each of the Transaction Documents to which it is or will be a party as of the Effective Time. Each of Remainco and Spinco shall, or shall cause its applicable Subsidiaries to, execute and deliver, at or prior to the Closing, each of the Transaction Documents to which each is or will be a party as of the Effective Time.

Section 8.20 Further Actions.

(a) Except as otherwise expressly provided in this Agreement, the Parties shall, and shall cause their respective Affiliates to, use their respective commercially reasonable efforts to take, or cause to be taken, all appropriate action, to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under this Agreement or applicable Law as may be required to carry out the provisions of this Agreement and to consummate and make effective the Merger and the other transactions contemplated hereby and by the Transaction Documents (other than with respect to the matters covered in Section 8.6, which shall be governed by the provisions of Section 8.6 and any Consents required in connection with the Separation, which shall solely be governed by the Separation and Distribution Agreement). In furtherance and not in limitation of the foregoing, each Party shall use commercially reasonable efforts to obtain all consents, approvals or waivers from third parties necessary in connection with the Merger (other than with respect to the matters covered in Section 8.6, which shall be governed by the provisions of Section 8.6 and any Consents required in connection with the Separation, which shall solely be governed by the Separation and Distribution Agreement); provided that, none of RMT Partner, Remainco or Spinco or any of their respective Affiliates shall be required to commence any litigation or offer or pay any money or otherwise grant any accommodation (financial or otherwise) to any third party with respect to the foregoing. The failure to obtain any consents, approvals or waivers from third parties shall not in and of itself constitute a breach of this Agreement; provided that the foregoing shall not preclude consideration of a Party’s efforts in pursuing such consent, approval or waiver for purposes of determining compliance with this Section 8.20.

(b) The Parties agree that, with respect to certain matters relating to the Corteva Letter Agreement and PFAS Substances set forth on Schedule 8.20(b) of the Spinco Disclosure Schedule, the procedures and agreements set forth on Schedule 8.20(b) of the Spinco Disclosure Schedule shall govern.

Section 8.21 Public Announcements. From and after the date hereof until the Closing, Remainco and RMT Partner shall consult in good faith with each other before issuing any press release, having any communication with the press or making any other public statement (including any press conference or conference call with investors or analysts) with respect to the transactions contemplated by this Agreement or the other Transaction Documents, and shall not issue any such press release, have such communication or make any such public statement prior to such consultation (to the extent not previously issued or made in accordance with this Agreement), except in each case (i) as either Remainco or RMT Partner may reasonably determine is required by applicable Law or Governmental Order or any listing arrangement with or rule of the NYSE or other applicable stock exchange, (ii) where such press release or other public statements are consistent with previous press releases, public disclosures or public statements issued or made in accordance with this Agreement (including any filings with the SEC), (iii) for any such press release, communication with the press or other public statement by RMT Partner with respect to any RMT Partner Change in Recommendation made in accordance with this Agreement, any Competing Proposal or as otherwise permitted by Section 8.10 or (iv) as provided in the French Offer Letter. In furtherance and not in limitation of the foregoing, to the extent applicable, as part of any consultation between the Parties (solely to the extent such consultation is required), a draft of such press release, communication or public statement shall be shared and any comments provided shall be considered in good faith.

Section 8.22 Financial Information.

(a) Remainco shall engage its auditors to perform an audit of the financial statements of (x) the Spinco Business and (y) to the extent required by applicable Law, Spinco (before giving effect to the Separation). Remainco will provide RMT Partner with the audited combined and consolidated financial statements of (i) the Spinco Business and (ii) to the extent required by applicable Law, Spinco (before giving effect to the Separation) (except that for Spinco, only an opening balance sheet shall be required), including the combined and consolidated balance sheets of (1) the Spinco Business and (2) to the extent required by applicable Law, Spinco (before giving effect to the Separation) as of the Required Periods, and the combined and consolidated statements of earnings, cash flows and parent equity of (A) the Spinco Business and (B) to the extent required by applicable Law, Spinco (before giving effect to the Separation) for the years ended of the Required Periods, together with an audit report, without qualification or exception thereto, on the financial statements from the independent accountants for the Spinco Business and Spinco (collectively, the “Audited Financial Statements”) (it being understood, however, that the Spinco Business has not been operating historically as a separate “standalone” entity and, therefore, the Audited Financial Statements will reflect certain cost and other allocations made that may not reflect what would have been incurred if the Spinco Business had been a standalone business). Remainco shall deliver the Audited Financial Statements prepared on a GAAP basis as promptly as reasonably practicable after the date hereof (it being acknowledged that Remainco intends to deliver such Audited Financial Statements in accordance with the targeted timeline outlined in Section 8.22(a) of the Spinco Disclosure Schedule). Remainco will, as promptly as practicable, procure, at its expense, the delivery of the consents of the independent accountants required to be filed with the RMT Partner Registration Statement.

(b) Remainco shall, from the date hereof until the Closing Date, deliver to RMT Partner, (i) as promptly as reasonably practicable after the end of any fiscal quarter (other than any fourth fiscal quarter) ending after the date hereof copies of the unaudited combined balance sheet of the Spinco Business as of the Required Periods and the related unaudited combined statements of income, comprehensive income, equity and cash flows of the Spinco Business for the Required Periods, together with comparable financial statements for the corresponding periods of the prior fiscal year, in each case, to the extent required to be included or incorporated by reference in the Securities Filings (collectively, the “Subsequent Unaudited Spinco Financial Statements”), which Subsequent Unaudited Spinco Financial Statements shall have been reviewed by the independent accountant for Spinco in accordance with the procedures specified by the Public Company Accounting Oversight Board (United States) in AS 4105, Reviews of Interim Financial Information, and (i) following the delivery of the Audited Financial Statements and for periods subsequent thereto, as promptly as reasonably practicable after the end of each fiscal year, copies of (1) the audited combined balance sheet of the Spinco Business as of the end of each fiscal year of Spinco and the related audited combined statements of income, comprehensive income, equity and cash flows of the Spinco Business for such fiscal year, together with comparable financial statements for the prior fiscal year, in each case, to the extent required to be included or incorporated by reference in the Securities Filings and subject to the requirements thereof and Spinco’s determination of its fiscal year as permitted in accordance therewith (collectively, the “Subsequent Audited Spinco Financial Statements”) and (2) an audit report, without qualification or exception thereto, on each of the Subsequent Audited Spinco Financial Statements from the independent accountant for Spinco.

(c) In connection with the filing of the Securities Filings, as well as the Financing, Remainco shall use its commercially reasonable efforts prior to and after the Closing to (i) cooperate with RMT Partner in connection with RMT Partner’s preparation of pro forma financial statements that comply with the rules and regulations of the SEC to the extent required for the Securities Filings, including the requirements of Regulation S-X, and for the twelve (12) month period ending on the last day of the most recently completed four fiscal quarter period for which financial statements have been delivered pursuant to this Section 8.22, and (ii) provide and make reasonably available upon reasonable notice and during regular business hours the appropriate senior management employees of Remainco to discuss the materials prepared and delivered pursuant to this Section 8.22(c).

(d) The obligations of Remainco and Spinco in this Agreement to provide certain financial statements and financial information for inclusion in the Securities Filings shall at all times be subject to the requirements of applicable Law. The requirements of applicable Law shall at all times be determined by reference to applicable Law as modified by Section 8.22 of the Spinco Disclosure Schedule, and no action taken by Remainco in accordance with Section 8.22 of the Spinco Disclosure Schedule shall be considered inconsistent with or violative of applicable Law or any of Remainco and Spinco’s obligations with respect to the Securities Filings, in each case, under the terms of this Agreement. To the extent that, after the date of this Agreement, any Governmental Authority, after consultation with Remainco, determines any item set forth in Section 8.22 of the Spinco Disclosure Schedule is not permitted by applicable Law, Section 8.22 of the Spinco Disclosure Schedule shall be deemed modified to remove or modify such item so as to be consistent with the determination of such Governmental Authority, and no previous action by Remainco or Spinco in connection with the former item shall be considered to be a breach of any of their obligations under this Agreement.

Section 8.23 French Works Council.

(a) The Parties acknowledge that, under French labor laws, one or more works councils of Remainco and/or one or more of its Subsidiaries that own French Spinco Assets or directly conduct the French Spinco Business will need to be informed and consulted with respect to the offer made by Spinco to acquire the French Spinco Assets and the French Spinco Business and assume the French Spinco Liabilities (each as defined in the Separation and Distribution Agreement) and that Spinco has made an irrevocable offer, as more fully in described in the offer letter attached to the Separation and Distribution Agreement (and subject to the conditions set forth therein) to acquire the French Spinco Assets and French Spinco Business and assume the French Spinco Liabilities.

(b) If the consummation of the acquisition of the French Spinco Assets and French Spinco Business and assumption of the French Spinco Liabilities is unable to occur concurrently with or prior to the Separation, the Distribution or the Closing in connection with obligations under the French labor laws, (a “Delayed French Closing”), the failure of the French Spinco Assets or French Spinco Business to be acquired by Spinco prior to such times or of the French Spinco Liabilities to be assumed by Spinco prior to such times shall not give rise to any failure of the conditions in Article IX of this Agreement. If the conditions of Article IX of this Agreement are otherwise satisfied Closing shall proceed in accordance with the terms of this Agreement notwithstanding any Delayed French Closing. Remainco and RMT Partner acknowledge and agree that the conditions to the transfer of the French Spinco Assets and French Spinco Business and assumption of the French Spinco Liabilities set forth in the French Offer Letter from Spinco (i) may be satisfied after the conditions to the Internal Reorganization and the Distribution contained in the Separation and Distribution Agreement, and the conditions set forth in Article IX of this Agreement, are satisfied and (ii) are the only conditions applicable to the transfer of the French Spinco Assets and French Spinco Business and assumption of the French Spinco Liabilities. A Delayed French Closing shall not result in any change to the consideration payable pursuant to the terms of this Agreement. In the event of any Delayed French Closing, the provisions of Article VIII applicable to the French Spinco Business that would otherwise have terminated as of the Effective Time pursuant to Section 11.3 shall continue in full force and effect solely with respect to the French Spinco Business until the earlier of the (x) the Delayed French Closing or (y) the rejection of the irrevocable offer made by Spinco with respect to the French Spinco Business as set forth in the French Offer Letter; provided that, for the avoidance doubt, under no circumstances will any failure to comply with Article VIII hereof with respect to the French Spinco Business following the Closing have any effect on the earlier Closing hereunder and upon occurrence of the Delayed French Closing Section 11.3 shall be deemed to apply with respect to Article VIII as it relates to the French Spinco Business as if the “Effective Time” was the date of the Delayed French Closing.

(c) Notwithstanding the fact that, as set forth in Section 2.14 of the Separation and Distribution Agreement, unless and until Remainco (or its relevant Subsidiaries) has executed and delivered to Spinco the France Acceptance Notice (as defined in the Separation and Distribution Agreement), the French Spinco Assets, the French Spinco Business and the French Spinco Liabilities will not be considered to constitute part of the Spinco Assets, Spinco Business or Spinco Liabilities respectively under the Separation and Distribution Agreement, the French Spinco Assets, the French Spinco Business and the French Spinco Liabilities shall be considered, at all times, part of the Spinco Assets, Spinco Business and Spinco Liabilities as such terms are used in this Agreement (including in Article VI and Article VIII hereof).

Section 8.24 Disclosure Schedules. Remainco and Spinco may update, amend, modify or make additions to Sections 6.2 and 6.7 of the Spinco Disclosure Schedule to reflect any necessary changes to such Section as a result of any update, modification or supplement to the Separation Plan made in accordance with the Separation and Distribution Agreement. Any such updates, amendments, modifications or additions to the Spinco Disclosure Schedule shall be deemed to have cured any inaccuracy in or breach of any representation or warranty made in this Agreement.

Section 8.25 Notice of Certain Matters. Subject to applicable Law, each Party shall give prompt notice to the other Party of (a) the occurrence or non-occurrence of any event that has resulted or would reasonably be expected to result in any condition set forth in Section 9.2 or Section 9.3 not being satisfied, and (b) any notice or other communication received from any Governmental Authority in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement or the Transaction Documents, if the subject matter of such notice or other communication or the failure of such party to obtain such consent would reasonably be expected to impair in any material respect the ability of either Party to perform its obligations under this Agreement or materially impede or materially delay the consummation of the Merger and the other transactions contemplated hereby (provided that any breach of this Section 8.25 shall not be deemed to constitute the failure of any condition set forth in Section 9.2(a) or Section 9.3(a), in each case, unless the underlying Effect would independently result in a failure of the conditions set forth in Section 9.2(a) or Section 9.3(a)). Notwithstanding anything in this Agreement to the contrary, no such notification shall, in and of itself, affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the parties hereunder.

Section 8.26 Completion of Other Transaction Documents.

(a) If, within forty-five (45) Business Days following delivery of the Audited Financial Statements (the “Target Completion Date”), Spinco or RMT Partner identifies any service that is or was provided to the Spinco Business by Remainco or any of its Subsidiaries at any time during the period commencing twelve (12) months prior to the date hereof until the Target Completion Date (the “Services Period”) (other than any service provided by Dow or Corteva, or an assignee of Dow or Corteva, whether provided prior to, on or after, the “Effective Time” as such term is defined in the DWDP SDA), either directly or indirectly through third-party service providers, which service (i) Remainco or its Subsidiaries continue to provide to the Spinco Business with respect to any operations, businesses or divisions of the Remainco Group and (ii) Spinco or RMT Partner reasonably believes is necessary for the operation or conduct of the Spinco Business following the Closing in substantially the same manner as the Spinco Business was operated or conducted during the Services Period (such service, a “Remainco Provided Eligible Service”), then promptly following a written notice from Spinco or RMT Partner to Remainco to such effect, which written notice shall describe such Remainco Provided Eligible Service, the Parties shall promptly provide for such Remainco Provided Eligible Service to be included in the services schedule on Exhibit A to the Transition Services Agreement pursuant to which Remainco will provide services to Spinco and its Subsidiaries (the “Remainco Provider TSA”) such that Remainco or its Subsidiaries will provide (or arrange for the provision of) such Remainco Provided Eligible Service to Spinco and its Subsidiaries in accordance with the terms of the Remainco Provider TSA and the parties shall negotiate in good faith to enter into a service level agreement (“SLA”) in connection with such Remainco Provided Eligible Service, on terms not inconsistent with those in the Remainco Provider TSA as a whole; provided, that no service listed on Exhibit C to the Form of Transition Services Agreement as an “Intentionally Omitted Service” or related to the excluded items set forth in Section 6.28 of the Spinco Disclosure Schedule shall be deemed a Remainco Provided Eligible Service; provided, further, that, if RMT Partner believes in good faith that Spinco will not be in a reasonable position to procure or provide such service itself, including through RMT Partner, by the Closing Date, RMT Partner shall deliver notice to the Separation Committee (as defined in the Separation and Distribution Agreement) and the Separation Committee shall discuss and consider in good faith the provision and implementation of such Intentionally Omitted Service for the benefit of RMT Partner and/or Spinco.

(b) If, prior to the Target Completion Date, Remainco identifies any service that is or was provided to the Remainco Business by Spinco or any of its Subsidiaries at any time during the Services Period, either directly or indirectly through third-party service providers, which service (i) Spinco or its Subsidiaries continue to provide to the Remainco Business with respect to any operations, businesses or divisions of the Spinco Group and (ii) Remainco reasonably believes is necessary for the operation or conduct of the Remainco Business following the Closing in substantially the same manner as the Remainco Business was operated or conducted during the Services Period (such service, a “Spinco Provided Eligible Service”), then promptly following a written notice from Remainco to Spinco and RMT Partner to such effect, which written notice shall describe such Spinco Provided Eligible Service, the Parties shall promptly provide for such Spinco Provided Eligible Service to be included in the services schedule on Exhibit A to the Transition Services Agreement pursuant to which Spinco will provide services to Remainco (the “Spinco Provider TSA”) such that Spinco or its Subsidiaries will provide (or arrange for the provision of) such Spinco Provided Eligible Service to Remainco and its Subsidiaries in accordance with the terms of the Spinco Provider TSA and the parties shall negotiate in good faith to enter into an SLA in connection with such Spinco Provided Eligible Service on terms not inconsistent with those in the Spinco Provider TSA as a whole.

(c) The SLAs described in Section 8.26(a) and Section 8.26(b) shall be in the form of Exhibit B to the Form of Transition Services Agreement, shall be attached as Exhibit B to the applicable Transition Services Agreement, and shall describe in reasonable detail the nature, scope, service period(s), service fees, and other terms applicable to such service. The compensation associated with any such service shall be determined in accordance with the terms set forth in the Form of Transition Services Agreement.

(d) Each of the Parties shall use reasonable best efforts and shall cooperate in good faith to (i) identify and agree upon any Remainco Provided Eligible Services and Spinco Provided Eligible Services to be listed on Exhibit A to the Remainco Provider TSA and the Spinco Provider TSA, as applicable, (ii) negotiate in good faith and agree upon the terms of such service listed on Exhibit A to the Remainco Provider TSA or Spinco Provider TSA, and any related SLA, in each case to the Remainco Provider TSA or the Spinco Provider TSA in respect of any agreed upon Remainco Provided Eligible Services and Spinco Provided Eligible Services, and (iii) finalize the Remainco Provider TSA and the Spinco Provider TSA (noting that, other than such exhibits as described in clause (i) and (ii) hereof, the terms of the Remainco Provider TSA and the Spinco Provider TSA shall be those set forth in the Form of Transition Services Agreement other than the necessary adjustment of names to reflect the providing and receiving parties and any other changes mutually agreed by the Parties), in each case, prior to the Target Completion Date. Each of the Parties shall use reasonable best efforts and shall cooperate in good faith to cause the execution and delivery of the Remainco Provider TSA and the Spinco Provider TSA, to the extent applicable, on or prior to the Closing Date.

(e) If Exhibit A and the related SLAs on Exhibit B of either of the Remainco Provider TSA or the Spinco Provider TSA are not finalized and mutually agreed by the Parties by the Target Completion Date, the finalization of such terms (including whether any requested service is in fact a Remainco Provided Eligible Service or a Spinco Provided Eligible Service) shall be escalated to appropriate senior executive officers of each of Remainco and RMT Partner for resolution.

(f) If the services to be included on and relevant terms of Exhibit A and the related SLAs on Exhibit B of either of the Remainco Provider TSA or the Spinco Provider TSA are not finalized and mutually agreed by the Parties within thirty (30) days after the Target Completion Date, each of Remainco and RMT Partner shall, within fifty (50) days after the Target Completion Date, select one arbitrator to resolve any remaining disputed terms (which arbitrator need not be neutral and independent of such appointing party, but shall not be a current or former director, officer or employee of such party). If any party fails to appoint an arbitrator within ten (10) days thereafter, such arbitrator shall, at any party’s request, be appointed by the American Arbitration Association (the “AAA”). The two arbitrators so selected shall select a third arbitrator, who will chair the arbitral tribunal. If the two party-appointed arbitrators fail to mutually agree upon the selection of the chair within ten (10) days of the appointment of the second of these party-appointed arbitrators, then, within fifteen (15) days of the appointment of the second of these party-appointed arbitrators, the two party-appointed arbitrators will agree upon and submit to the AAA a list of no less than three and no more than five candidates to chair the panel, and the AAA will select an arbitrator from such list to chair the arbitral tribunal. If the two party-appointed arbitrators fail to submit a list to the AAA within the time period specified herein, or if they otherwise fail to appoint a chair within the time period specified herein, then the chair shall, at any party’s request, be appointed by the AAA. The chair will be neutral and independent of each party. The seat of the arbitration will be New York, New York.

(g) Within 15 days of the constitution of the arbitral tribunal in accordance with Section 8.26(f), Remainco and RMT Partner will (i) jointly submit to the arbitrators a list of services the provision of which is in dispute (the “Disputed Services List”) and (ii) with respect to any services where either the provision of such service is in dispute or where the provision of such service is agreed but the terms thereof are in dispute, each of Remainco and RMT Partner shall submit the proposed terms for the provision of such service in the form of which they would be appended to the applicable Transition Services Agreement (with such proposed terms at all times developed in accordance with the terms and conditions of the Form of Transition Services Agreement). Each of Remainco and RMT Partner may provide a written briefing accompanying their submission of no more than 1 pages per service. The arbitral tribunal will also hold a telephonic or in-person one-day hearing promptly after submission of such materials. The arbitral tribunal shall within 15 days of the hearing render a decision (A) setting forth which services from the Disputed Services List will be provided and (B) to the extent a service is to be provided (whether by decision of the arbitrators or prior agreement of the Parties), selecting either the terms of a service submitted by Remainco or submitted by RMT Partner, in each case to reflect the final SLA to be attached to Exhibit B of the Remainco Provider TSA or the Spinco Provider TSA, as applicable, and with such agreements to constitute the final versions to be executed by the parties thereto at or prior to the Spinco Distribution. The decision of the arbitral tribunal, which shall be governed by the Federal Arbitration Act, 9 U.S.C. § 1 et seq., shall be final and binding upon the Parties to the fullest extent permitted by applicable law and may be enforced in any court having jurisdiction. The Parties will execute the Remainco Provider TSA and Spinco Provider TSA, as applicable, reflecting the decision of the arbitral tribunal, as promptly as practicable following the arbitral tribunal’s rendering of the decision, but in no event later than the Spinco Distribution.

(h) The arbitral tribunal agrees to (and the parties agree to cause the arbitral tribunal to) abide by the provisions of this Section 8.26. The arbitral tribunal shall render its decision based on (x) with respect to whether any service is to be provided, the criteria defining a Remainco Provided Eligible Service and a Spinco Eligible Service in Section 8.26(a) and Section 8.26(b) above and whether such service is indeed eligible for provision in accordance with such criteria and (y) with respect to the terms of any service included in the relevant SLA, primarily on the terms and conditions of the Form of Transition Services Agreement and secondarily on the basis of what is reasonable and customary for services of the type in dispute and in transactions of this kind. The arbitral tribunal shall apply the substantive law of the State of Delaware.

Section 8.27 Certain Other Ancillary Agreements.

(a) Promptly following execution of this Agreement, Remainco, Spinco and RMT Partner will prepare initial drafts of the definitive Ancillary Agreements, including those set forth on Section 8.27(a) of the Spinco Disclosure Schedule, on terms that are customary for agreements of this nature. Remainco agrees to, and shall cause Spinco to, and RMT Partner agrees to, and shall cause its Subsidiaries to, execute any such Ancillary Agreement on the terms mutually agreed by Remainco, Spinco and RMT Partner, acting reasonably and in good faith, or on the terms finally decided pursuant to an arbitration proceeding in accordance with this Section 8.27.

(b) Remainco, Spinco and RMT Partner shall use reasonable best efforts and shall cooperate in good faith to finalize the terms of the Ancillary Agreements within one hundred fifty (150) days of the date hereof.

(c) If the terms of any Ancillary Agreement are not finalized and mutually agreed with RMT Partner within one hundred fifty (150) days of the date hereof, the finalization of such terms shall be escalated to appropriate senior executive officers of each of Remainco and RMT Partner for resolution.

(d) If the terms of the Ancillary Agreement are not finalized and mutually agreed with RMT Partner within one hundred eighty (180) days of the date hereof, Remainco and RMT Partner shall, within two hundred ten (210) days of the date hereof, select one arbitrator to resolve any remaining disputed terms (which arbitrator need not be neutral and independent of such appointing party, but shall not be a current or former director, officer or employee of such party). If any party fails to appoint an arbitrator within ten (10) days thereafter, such arbitrator shall, at any party’s request, be appointed by the AAA. The two arbitrators so selected shall select a third arbitrator, who will chair the arbitral tribunal. If the two party-appointed arbitrators fail to mutually agree upon the selection of the chair within ten (10) days of the appointment of the second of these party-appointed arbitrators, then, within fifteen (15) days of the appointment of the second of these party-appointed arbitrators, the two party-appointed arbitrators will agree upon and submit to the AAA a list of no less than three (3) and no more than five (5) candidates to chair the panel, and the AAA will select an arbitrator from such list to chair the arbitral tribunal. If the two party-appointed arbitrators fail to submit a list to the AAA within the time period specified herein, or if they otherwise fail to appoint a chair within the time period specified herein, then the chair shall, at any party’s request, be appointed by the AAA. The chair will be neutral and independent of each party. The seat of the arbitration will be New York, New York.

(e) Within fifteen (15) days of the selection of an arbitration panel in accordance with Section 8.27(d), Remainco and RMT Partner will submit to the arbitrators the most recent drafts of any Ancillary Agreement which is not finalized at such time, reflecting the status of the parties’ negotiations and a list of open issues and written descriptions of each party’s position with respect to each open issue. The arbitrators will also hold a telephone or in-person one-day hearing promptly after submission of such materials. The arbitrators shall within 15 days of the receipt of such material render a decision with respect to each point of disagreement between the parties. Such decision will be binding and nonappealable and sufficiently clear to allow the parties to draft the disputed provisions of the applicable agreement. Remainco agrees to, and shall cause Spinco to, and RMT Partner agrees to, and shall cause its Subsidiaries to, finalize any remaining terms and execute the applicable Ancillary Agreement as promptly as practicable following the arbitrator’s decision but in no event later than the Separation. The arbitral tribunal shall apply the substantive law of the State of Delaware.

(f) Each arbitrator will render his or her decision based primarily on the terms and principles set forth in the this Agreement and the Separation and Distribution Agreement and secondarily on customary provisions for agreements of this nature.

(g) If the applicable parties are unable to reach agreement on any Ancillary Agreement, or any schedules thereto, such that a definitive agreement is not executed and delivered at the time of the Closing, the Closing shall not be delayed and the accuracy of the representations and warranties set forth in Section 6.28 of this Agreement, for purposes of the fulfillment of the closing conditions set forth in Section 9.3 of this Agreement, shall in no event be affected by any failure to execute any Ancillary Agreement. The Parties shall continue to use reasonable best efforts to execute and deliver any definitive agreement that was not executed at or prior to the Closing to the extent identified by either party prior to the Closing, which, for the avoidance of doubt, shall utilize the dispute resolution provision set forth in Section 8.27(d) and Section 8.27(e).

ARTICLE IX

CONDITIONS TO THE MERGER

Section 9.1 Conditions to the Obligations of Spinco, Remainco, RMT Partner and Merger Sub to Effect the Merger. The respective obligations of each Party to consummate the Merger shall be subject to the fulfillment (or, to the extent permitted by applicable Law, written waiver by Remainco and RMT Partner) at or prior to the Closing of the following conditions:

(a) Regulatory Approval. Any applicable waiting period under the HSR Act shall have expired or been terminated, and any applicable consents, authorizations, orders, or approvals required under other Competition Laws that are listed on Section 9.1(a) of the Spinco Disclosure Schedule and Section 9.1(a) of the RMT Partner Disclosure Schedule shall have been obtained;

(b) Separation. The Separation shall have been consummated in accordance with the terms of the Separation and Distribution Agreement;

(c) Distribution. The Distribution shall have been consummated in accordance with the terms of the Separation and Distribution Agreement;

(d) Effectiveness of Registration Statements. Each of the Distribution Registration Statement and the RMT Partner Registration Statement shall have become effective and shall be effective in accordance with the Exchange Act and the Securities Act, as applicable, and shall not be the subject of any stop order or proceeding seeking a stop order;

(e) Stock Exchange Listing. The shares of RMT Partner Common Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance;

(f) Shareholder Approval. The RMT Partner Shareholder Approval shall have been obtained; and

(g) No Legal Restraint. No court of competent jurisdiction or other Governmental Authority in the jurisdictions set forth on Section 9.1(g) of the Spinco Disclosure Schedule and Section 9.1(g) of the RMT Partner Disclosure Schedule shall have enacted any Law or entered any binding Governmental Order, or taken any other action, whether temporary, preliminary or permanent in nature (each, a “Legal Restraint”), prohibiting, enjoining, restraining or otherwise making illegal the Separation, the Distribution or the Merger.

Section 9.2 Additional Conditions to the Obligations of Remainco and Spinco. The obligation of Remainco and Spinco to consummate the Merger shall be subject to the fulfillment (or, to the extent permitted by applicable Law, waiver by Remainco) at or prior to the Closing of the following additional conditions:

(a) Performance of Covenants. Each RMT Partner Entity shall have, on an aggregate basis, performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with at or prior to the Effective Time;

(b) Accuracy of Representations. All representations and warranties made by the RMT Partner and Merger Sub set forth in Article VII (other than Section 7.1(a), Section 7.3, Section 7.4(b), Section 7.6, Section 7.16, Section 7.22(a), Section 7.26 and Section 7.27), without giving effect to materiality, “RMT Partner Material Adverse Effect” or similar qualifications, shall be true and correct in all respects at and as of the date hereof and at and as of the Closing Date as though such representations and warranties were made at and as of such date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date), except to the extent the failure of such representations and warranties to be true and correct (without giving effect to materiality, “RMT Partner Material Adverse Effect” or similar qualifications) would not have, individually or in the aggregate, RMT Partner Material Adverse Effect. The representations and warranties made by RMT Partner set forth in Section 7.1(a), Section 7.3, Section 7.4(b), Section 7.6(b), Section 7.6(c), Section 7.16, Section 7.26 and Section 7.27, without giving effect to materiality, “RMT Partner Material Adverse Effect” or similar qualifications, shall be true and correct in all material respects at and as of the date hereof and at and as of the Closing Date as though such representations and warranties were made at and as of such date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date). The representations and warranties set forth in Section 7.6(a), Section 7.6(d) and Section 7.22(a) shall be true and correct in all respects at and as of the date hereof and at and as of the Closing Date as though such representations and warranties were made at and as of such date (other than for any inaccuracies that are de minimis in the aggregate in the case of Section 7.6(a) and Section 7.6(d), and except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date);

(c) Officer’s Certificate. RMT Partner shall have delivered to Remainco a certificate dated as of the Closing Date signed by a senior officer of RMT Partner certifying that the conditions set forth in Section 9.2(a) and Section 9.2(b) have been satisfied;

(d) Tax Opinion. Remainco shall have received the Remainco Tax Opinion, and the Remainco Tax Opinion shall not have been withdrawn or rescinded, or modified in any material respect;

(e) Spinco Special Cash Payment. The Spinco Special Cash Payment shall have been consummated in accordance with the terms of the Separation and Distribution Agreement;

(f) FIRPTA Certificate. Remainco shall cause Spinco to deliver to RMT Partner a certificate dated as of the Closing Date, in form and substance consistent the requirements of Treasury Regulation Sections 1.897-2(h) and 1.1445-2(c)(3), certifying that equity interests in Spinco are not “United States real property interests,” within the meaning of Section 897 of the Code; and

(g) Transaction Documents. RMT Partner (or a Subsidiary thereof) and Merger Sub shall have entered into and delivered the Tax Matters Agreement, at or prior to the Closing Date, and the Tax Matters Agreement shall be in full force and effect as of the Closing Date.

Section 9.3 Additional Conditions to the Obligations of RMT Partner and Merger Sub. The obligation of RMT Partner and Merger Sub to consummate the Merger shall be subject to the fulfillment (or, to the extent permitted by applicable Law, waiver by RMT Partner) at or prior to the Closing of the following additional conditions:

(a) Performance of Covenants. Spinco and Remainco shall have, on an aggregate basis, performed in all material respects all obligations and complied in all material respects with all covenants required by this Agreement to be performed or complied with at or prior to the Effective Time (other than those in Section 8.7);

(b) Accuracy of Representations. All representations and warranties made by Remainco set forth in Article V and Article VI (other than Section 5.1, Section 5.2, Section 5.3(a)(ii), Section 5.6, Section 6.1(a), Section 6.3, Section 6.4(b), Section 6.6, Section 6.16, Section 6.22(a) and Section 6.26), without giving effect to materiality, “Remainco Material Adverse Effect”, “Spinco Material Adverse Effect” or similar qualifications, shall be true and correct in all respects at and as of the date hereof and at and as of the Closing Date as though such representations and warranties were made at and as of such date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date), except to the extent the failure of such representations and warranties to be true and correct (without giving effect to materiality, “Remainco Material Adverse Effect”, “Spinco Material Adverse Effect” or similar qualifications) would not have, individually or in the aggregate, with respect to the representations and warranties set forth in Article V, a Remainco Material Adverse Effect or, with respect to the representations and warranties set forth in Article VI, a Spinco Material Adverse Effect. The representations and warranties made by Remainco set forth in Section 5.1, Section 5.2, Section 5.3(a)(ii), Section 5.6, Section 6.1(a), Section 6.3, Section 6.4(b), Section 6.6(b), Section 6.6(c), Section 6.16 and Section 6.26, without giving effect to materiality, “Remainco Material Adverse Effect”, “Spinco Material Adverse Effect” or similar qualifications, shall be true and correct in all material respects at and as of the date hereof and at and as of the Closing Date as though such representations and warranties were made at and as of such date (except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date). The representations and warranties set forth in Section 6.6(a) and Section 6.22(a) shall be true and correct in all respects at and as of the date hereof and at and as of the Closing Date as though such representations and warranties were made at and as of such date (other than for any inaccuracies that are de minimis in the aggregate in the case of Section 6.6(a), and except in the case of any representation or warranty that by its terms addresses matters only as of another specified date, which shall be so true and correct only as of such specified date);

(c) Officer’s Certificate. Remainco shall have delivered to RMT Partner a certificate dated as of the Closing Date signed by a senior officer of Remainco certifying that each of the conditions set forth in Section 9.3(a) and Section 9.3(b) have been satisfied; and

(d) Transaction Documents. Remainco and Spinco (or a Subsidiary thereof) shall have entered into and delivered the Tax Matters Agreement, the Intellectual Property Cross-License Agreement and the Transition Services Agreement, at or prior to the Closing Date, and each such agreement shall be in full force and effect as of the Closing Date.

ARTICLE X

TERMINATION

Section 10.1 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing Date, whether before or after the RMT Partner Shareholder Approval:

(a) by mutual written agreement of Remainco and RMT Partner;

(b) by Remainco or RMT Partner, if any final and non-appealable Legal Restraint is in effect which permanently prohibits, enjoins, restrains or otherwise makes illegal the consummation of the Merger; provided that the right to terminate this Agreement pursuant to this Section 10.1(b) shall not be available to any Party whose action or failure to perform any of its obligations under this Agreement proximately contributed to the enactment or issuance of any such Law;

(c) by Remainco or RMT Partner, if the Closing shall not have occurred on or prior to March 15, 2021 (the “Initial Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 10.1(c) shall not be available to any Party whose action or failure to comply with its obligations under this Agreement or the Transaction Documents has proximately contributed to the failure of the Closing to occur on or prior to such date; provided, further, that (x) if on the Initial Outside Date one or both of the conditions to Closing set forth in Section 9.1(a) or Section 9.1(g) (but for purposes of Section 9.1(g) only if failure to fulfill such condition is attributable to a Competition Law) shall not have been fulfilled but all other conditions to Closing set forth in Article IX shall have been satisfied or waived, as applicable (except for the conditions set forth in Section 9.1(b) and Section 9.1(c) and those conditions which by their nature are to be satisfied at the Closing; provided that such conditions shall then be capable of being satisfied if the Closing were to take place on such date), then the Initial Outside Date shall automatically be extended to June 15, 2021(the “Extended Outside Date”). As used in this Agreement, the term “Outside Date” shall mean the Initial Outside Date, unless the Initial Outside Date has been extended pursuant to the foregoing proviso, in which case, the term “Outside Date” shall mean the date to which the Outside Date has been extended;

(d) by RMT Partner, upon written notice to Remainco, in the event of a breach of any representation, warranty, covenant or agreement on the part of Remainco or any of its Subsidiaries, such that the conditions set forth in Section 9.3 would not be capable of being satisfied, and which breach is not cured by Remainco or its Subsidiaries by the date that is sixty (60) days following delivery of written notice by RMT Partner to Remainco; provided, however, that RMT Partner shall not be permitted to terminate this Agreement pursuant to this Section 10.1(d) at any time prior to the Initial Outside Date (and, at such time, only if such breach remains uncured as of such date) if, prior to the date that is sixty (60) days following RMT Partner’s delivery of such written notice, Remainco shall have delivered to RMT Partner a certificate signed by a senior officer of Remainco certifying that Remainco has determined in good faith (after consultation with its outside legal counsel) that such breach is reasonably expected to be cured prior to the Initial Outside Date;

(e) by Remainco, upon written notice to RMT Partner, in the event of a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of any of the RMT Partner Entities, such that the conditions specified in Section 9.2 would not be capable of being satisfied, and which breach is not cured by the date that is sixty (60) days following the delivery of written notice by Remainco to RMT Partner; provided, however that if Remainco shall have delivered an officer’s certificate pursuant to Section 10.1(d), then Remainco shall not be permitted to terminate this Agreement pursuant to this Section 10.1(e) at any time prior to the earlier of (i) the Business Day occurring two (2) Business Days after the Initial Outside Date and (ii) the date Remainco has cured the breach specified in such officer’s certificate;

(f) by Remainco or RMT Partner, if the RMT Partner Shareholder Approval shall not have been obtained upon a vote taken thereon at the RMT Partner Shareholders Meeting (including any adjournment or postponement of the RMT Partner Shareholders Meeting pursuant to Section 8.5(b)); provided that the right to terminate this Agreement pursuant to this Section 10.1(f) shall not be available to RMT Partner if any action or failure to perform any of its obligations under this Agreement is the primary cause of, or primarily resulted in, the failure to obtain the RMT Partner Shareholder Approval;

(g) by Remainco, prior to receipt of the RMT Partner Shareholder Approval, if (i) the RMT Partner Board (or any committee thereof) shall have effected (whether by resolution or public announcement) a RMT Partner Change in Recommendation or (ii) if after the receipt and public disclosure of a Competing Proposal, the RMT Partner Board shall have failed to publicly reaffirm the RMT Partner Recommendation within ten (10) Business Days of such public disclosure (and if the RMT Partner Shareholders Meeting is scheduled to be held within ten (10) Business Days, then within two (2) Business Days of such public disclosure); or

(h) by Remainco, prior to receipt of the RMT Partner Shareholder Approval, if RMT Partner shall have breached in any material respect any of its obligations under Section 8.5 or Section 8.10.

Section 10.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become null and void and have no effect, without any Liability on the part of any Party; provided, however, that no such termination shall relieve any Party of any liability or damages resulting from fraud or Willful Breach; provided, further, that the second and third sentences of Section 8.8, this Section 10.2, Section 10.3 and Article XI hereof shall survive any termination of this Agreement. The Confidentiality Agreement shall not be affected by a termination of this Agreement and shall survive any such termination in accordance with its terms.

Section 10.3 Expenses; Termination Payment.

(a) Except as otherwise provided in the Separation and Distribution Agreement or this Agreement, including this Section 10.3, and except for (i) the expenses in connection with printing and mailing the securities filings and the disclosure documents required in connection with the transactions contemplated in this Agreement, including the actions specified in Section 8.4, (ii) all SEC filing fees relating to the transactions contemplated by this Agreement, (iii) the fees in connection with the approvals required under Section 8.6 related to the Merger and (iv) the Commitment Fees (including fees for prepayment in respect of any incurred Financing), all fees and expenses incurred by the Parties shall be borne solely by the Party that has incurred such fees and expenses. The fees and expenses in clauses (i) through (iii) above shall be borne, in each case, equally by Remainco and RMT Partner in the event that this Agreement is terminated in accordance with its terms or if the Closing occurs. The fees and expenses in clause (iv) above shall be borne (A) entirely by Spinco if the Closing occurs, and (B) equally by Remainco and RMT Partner if the Agreement terminates; provided that (1) if this Agreement is terminated by RMT Partner pursuant to Section 10.1(d), the fees and expenses in clause (iv) shall be borne entirely by Remainco, and (2) if this Agreement is terminated by Remainco pursuant to Section 10.1(e), the fees and expenses in clause (iv) shall be borne entirely by RMT Partner.

(b) RMT Partner shall pay to Remainco, by way of compensation, $521.5 million (the “Termination Payment”), by wire transfer of immediately available funds (in U.S. dollars) to an account or accounts specified by Remainco, if this Agreement is terminated as follows:

(i) if this Agreement is terminated pursuant to Section 10.1(g) or Section 10.1(h), then RMT Partner shall pay, or cause to be paid, the entire Termination Payment on the third (3rd) Business Day following such termination; or

(ii) if (x) this Agreement is terminated (1) by Remainco or RMT Partner pursuant to (A) Section 10.1(c) or (B) Section 10.1(f) or (2) by Remainco pursuant Section 10.1(e), (y) prior to such termination, in the case of subclause (x)(1)(B) of this clause (ii), a Competing Proposal shall have been publicly announced or otherwise becomes publicly known after the date of this Agreement and prior to the RMT Partner Shareholder Approval, or, in the case of clause (x)(1)(A) and (x)(2) of this subclause (ii), a Competing Proposal shall have been publicly announced or otherwise becomes publicly known or shall have been communicated to the RMT Partner Board after the date of this Agreement and prior to such termination, and (z) on or prior to the date that is twelve (12) months after the date of such termination, a Competing Proposal is consummated or RMT Partner enters into a definitive written agreement in respect of a Competing Proposal (which need not be the same Competing Proposal referred to in clause (y)), then RMT Partner shall be obligated to pay the Termination Payment on the third (3rd) Business Day following the earlier of the date RMT Partner enters into a definitive agreement in respect of or consummates such Competing Proposal; provided that, solely for purposes of this Section 10.3(b)(ii), the term “Competing Proposal” shall have the meaning set forth in Section 8.10(e)(i), except that all references to 15% shall be changed to 50%.

(c) In the event this Agreement is terminated by either Remainco or RMT Partner pursuant to Section 10.1(f), then RMT Partner shall pay to Remainco (by wire transfer of immediately available funds promptly following delivery by Remainco to RMT Partner of a written statement setting forth the amount of the Remainco Expenses, including specifying the portion of Remainco Expenses paid to each vendor on a vendor-by-vendor basis), all reasonable out-of-pocket costs, fees and expenses incurred by Remainco (and, for the avoidance of doubt, Spinco) in connection with this Agreement and the transactions contemplated by this Agreement, including any costs, fees and expenses allocated and paid by Remainco pursuant to Section 10.3(a) (the “Remainco Expenses”); provided that RMT Partner shall not be obligated to pay the Remainco Expenses in excess of $75 million; provided, further, that any payment of the Remainco Expenses shall not affect Remainco’s right to receive any Termination Payment otherwise due under Section 10.3(b), but shall reduce, on a dollar-for-dollar basis, any Termination Payment that becomes due and payable under Section 10.3(b).

(d) In the event that, following delivery of the officer’s certificate contemplated by Section 10.1(d), this Agreement is terminated (i) by RMT Partner pursuant to Section 10.1(d) or (ii) by Remainco or RMT Partner pursuant to Section 10.1(b), Section 10.1(c) or Section 10.1(f) and, in either case, Remainco failed to cure the breach specified such officer’s certificate prior to such termination, then Remainco shall pay to RMT Partner (by wire transfer of immediately available funds promptly following delivery by RMT Partner to Remainco of a written statement setting forth the amount of RMT Partner Expenses, including specifying the portion of RMT Partner Expenses paid to each vendor on a vendor-by-vendor basis), an amount equal to all reasonable out-of-pocket costs, fees and expenses incurred by RMT Partner in connection with this Agreement and the transactions contemplated by this Agreement and the transactions contemplated by this Agreement (the “RMT Partner Expenses”); provided that Remainco shall not be obligated to pay the RMT Partner Expenses in excess of $75 million.

(e) In the event of the valid termination of this Agreement in accordance with this Article X under circumstances in which the Termination Payment is payable pursuant to this Section 10.3, it is agreed that the Termination Payment is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Remainco and Spinco in the circumstances in which such Termination Payment is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement, the Separation and Distribution Agreement and the other Transaction Documents and in reliance on this Agreement and on the expectation of the consummation of the Merger and the other transactions contemplated hereby and by the Transaction Documents, which amount would otherwise be impossible to calculate with precision. Except with respect to claims resulting from fraud or Willful Breach by the RMT Partner Entities, payment of any Termination Payment shall constitute the sole and exclusive remedy of Remainco and its Subsidiaries against the RMT Partner Entities, their respective Subsidiaries and Affiliates, the Spinco Lenders, the other Financing Sources and each of their respective Representatives, in circumstances where the Termination Payment is payable under this Agreement and the Termination Payment is paid. For the avoidance of doubt, the payment by RMT Partner of the Termination Payment shall not relieve the RMT Partner Entities, their respective Subsidiaries and Affiliates from any liability or damages resulting from fraud or Willful Breach. Each Party agrees that the agreements contained in this Section 10.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parties would not enter into this Agreement. Accordingly, if RMT Partner fails to pay any amounts due under this Section 10.3 and, in order to obtain such payment, Remainco commences a suit that results in a judgment against RMT Partner for such amounts, RMT Partner shall pay interest on such amounts from the date payment of such amounts was due to the date of actual payment at a rate per annum equal to the Prime Rate in effect from time to time for the relevant period, together with the costs and expenses of Remainco (including reasonable legal fees and expenses) in connection with such suit.

(f) The Parties acknowledge and agree that in no event shall RMT Partner be required to pay more than one Termination Payment, even if a Termination Payment may be payable under more than one provision of this Agreement at the same time or at different times and upon the occurrence of different events. Notwithstanding anything to the contrary contained in this Section 10.3 or elsewhere in this Agreement, in the event this Agreement is terminated by RMT Partner for any reason at a time when Remainco would have the right to terminate this Agreement, Remainco shall be entitled to receipt of any Termination Payment that would have been (or would have subsequently become) payable had Remainco terminated this Agreement at such time.

ARTICLE XI

MISCELLANEOUS

Section 11.1 Complete Agreement. This Agreement, the Transaction Documents and the Confidentiality Agreement, including any related annexes, Exhibits and Schedules, as well as any other agreements and documents referred to herein and therein, shall together constitute the entire agreement between the Parties relating to the transactions contemplated hereby and shall supersede all previous negotiations, commitments, course of dealings and writings with respect to such subject matter.

Section 11.2 Counterparts. This Agreement may be executed and delivered (including by facsimile or other means of electronic transmission, such as by electronic mail in “pdf” form) in more than one counterpart, all of which shall be considered one and the same agreement, each of which when executed shall be deemed to be an original, and shall become effective when one or more such counterparts have been signed by each of the Parties and delivered to each of the Parties. Delivery of any signature page by facsimile, electronic or .pdf transmission shall be binding to the same extent as an original signature page.

Section 11.3 Non-Survival of Representations, Warranties, Covenants and Agreements. The representations, warranties, covenants and agreements in this Agreement and in any instrument delivered pursuant hereto (excluding, for the avoidance of doubt, any Ancillary Agreement) shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 10.1, as the case may be, except as set forth in Section 10.2 and except for those covenants and agreements contained in this Agreement that by their terms are to be performed in whole or in part after the Effective Time (or termination of this Agreement, as applicable), which shall survive until they are fully effectuated or performed.

Section 11.4 Notices. Notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given, (a) on the date sent by email (provided, however, that notice given by email shall not be effective unless either (i) a duplicate copy of such email notice is promptly given by one of the other methods described in this Section 11.4 or (ii) the receiving party delivers a written confirmation of receipt of such notice either by email or any other method described in this Section 11.4 (excluding “out of office” or other automated replies)), (b) when delivered, if delivered personally to the intended recipient, and (c) one Business Day later, if sent by overnight delivery via a national courier service (providing proof of delivery), and in each case, addressed to a Party at the address for such Party set forth on a schedule to be delivered by each Party to the address set forth below (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 11.4):

if to Remainco or Spinco, to:

DuPont de Nemours, Inc.

974 Centre Road, Building 730

Wilmington, DE 19805

Attention: General Counsel

Email: Erik.T.Hoover@dupont.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

Attention: Brandon Van Dyke

Email: brandon.vandyke@skadden.com

Facsimile: (917) 777-3743

if to RMT Partner or Merger Sub, to:

International Flavors & Fragrances Inc.

521 West 57th Street

New York, NY 10019

Attn: Anne Chwat, General Counsel

Email: anne.chwat@iff.com

with copies (which shall not constitute notice) to:

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

Attention: Benet J. O’Reilly

Kyle A. Harris

Email: boreilly@cgsh.com

kaharris@cgsh.com

Section 11.5 Amendments and Waivers.

(a) Any Party may, at any time prior to the Closing, by action taken by its board of directors, or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement or (without limiting Section 11.5(b)) agree to an amendment or modification to this Agreement by an agreement in writing executed in the same manner (but not necessarily by the same Persons) as this Agreement; provided that after the RMT Partner Shareholder Approval has been obtained, no amendment or waiver shall be made that pursuant to applicable Law requires further approval or adoption by the shareholders of RMT Partner without such further approval or adoption. No waiver by any of the Parties of any breach hereunder shall be deemed to extend to any prior or subsequent breach hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. The failure or delay of any Party to assert any of its rights hereunder or otherwise shall not constitute a waiver of such rights. No waiver by any of the Parties of any of the provisions hereof shall be effective unless explicitly set forth in writing and executed by the Party sought to be charged with such waiver.

(b) This Agreement may be amended or modified, in whole or in part, only by a duly authorized agreement in writing executed by the Parties in the same manner as this Agreement and which makes reference to this Agreement; provided that any amendments or modifications to this Section 11.5(b), Section 10.3, Section 11.6(b), Section 11.6(c) or Section 11.7, to the extent adversely affecting any of the Spinco Lenders or any of the other Financing Sources, shall not be effective with respect to such affected Spinco Lenders or Financing Sources unless such affected Financing Sources party to the Spinco Commitment Letter or any other applicable Financing Agreement provide their prior written consent to such amendment or modification.

Section 11.6 Governing Law; Jurisdiction; WAIVER OF JURY TRIAL.

(a) This Agreement and any dispute arising out of, in connection with or relating to this Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to the conflicts of laws principles thereof.

(b) From the date hereof until Closing, each Party hereby irrevocably and unconditionally submits to the exclusive jurisdiction of the Court of Chancery of the State of Delaware or, if such court shall not have jurisdiction, the United States District Court for the District of Delaware (or, if such court shall not have jurisdiction, any state court in the state of Delaware), and any appellate court from any appeal thereof, in any Action arising out of or relating to this Agreement or the Transaction Documents or the transactions contemplated hereby, and each Party hereby irrevocably and unconditionally (i) agrees not to commence any such Action except in such courts, (ii) agrees that any claim in respect of any such Action may be heard and determined in the Court of Chancery of the State of Delaware or, to the extent permitted by Law, in such other courts, (iii) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such Action in the Court of Chancery of the State of Delaware or such other courts and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Action in the Court of Chancery of the State of Delaware or such other courts. Notwithstanding anything to the contrary contained in this Agreement, each Party on behalf of itself and its controlled Affiliates: (i) agrees that it will not bring or support any legal proceeding against any of the Spinco Lenders or any of the other Financing Sources in any way relating to the Financing in any forum other than the federal and New York state courts located in the Borough of Manhattan within the City of New York; (ii) agrees that, except as specifically set forth in the Spinco Commitment Letter or the other Financing Agreements, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Spinco Lenders or any of the other Financing Sources relating to this Agreement, the Merger, or any of the transactions contemplated by this Agreement or the performance of services related hereto, including any dispute arising out of or relating in any way to the Financing, shall be exclusively governed by and construed in accordance with the internal Laws of the State of New York; (iii) agrees to waive and hereby waives, irrevocably and unconditionally, any right to a trial by jury in any such legal action, suit or proceeding against any of the Spinco Lenders or any of the other Financing Sources relating to the Financing; and (iv) agrees to waive and hereby waives, to the fullest extent permitted by applicable Law, any objection which such Party may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such legal action, suit or proceeding against any of the Spinco Lenders or any of the other Financing Sources relating to the Financing in any such court. Each Party agrees that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to service of process in the manner provided for notices in Section 11.4. Nothing in this Agreement will affect the right of any Party to serve process in any other manner permitted by Law. From and after the Closing, other than any Action expressly related to the performance of the Parties under this Agreement (which shall continue to be governed by this Section 11.6) any Action regarding the Separation and Distribution Agreement or any Transaction Document shall be resolved in accordance with the terms thereof.

(c) EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OF THE TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (INCLUDING ANY FINANCING). EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.6(c).

Section 11.7 Assignment; Parties in Interest; Non-Parties.

(a) No Party may assign its rights or delegate its duties under this Agreement without the written consent of the other Parties and any attempted assignment or delegation in breach of this Section 11.7 shall be null and void; provided, however, that Spinco may collaterally assign its rights (but not obligations) under this Agreement to any of the Spinco Lenders or any Lender Related Party or other financing source. The provisions of this Agreement and the obligations and rights hereunder shall be binding upon, inure to the benefit of and be enforceable by (and against) the Parties and their respective successors and permitted transferees and assigns. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties, any rights or remedies under or by reason of this Agreement, except as provided in Section 8.9 and this Section 11.7 (which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons).

(b) Notwithstanding anything to the contrary in this Agreement, it is hereby agreed and acknowledged that this Agreement may only be enforced against, and any claims of action that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement may only be made against, the Parties hereto, and no former, current or future Affiliates, officers, directors, managers, employees, equityholders, Spinco Lenders or other Financing Sources, managers, members, partners, agents or representatives of any Party, in each case, who is not a Party to this Agreement, shall have any liability for any obligations of the Parties hereto or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby. Notwithstanding the foregoing, the Spinco Lenders and the other Financing Sources are third-party beneficiaries of Section 10.3(e), Section 11.5(b), Section 11.6(b), Section 11.6(c) and this Section 11.7. This Section 11.7(b) shall not affect (a) the rights of the Persons party to the Spinco Commitment Letter to enforce the Spinco Commitment Letter in accordance with its terms; or (b) the rights and obligations of the Parties hereto set forth in Section 8.7.

Section 11.8 Title and Headings. Titles and headings to sections herein are inserted for the convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

Section 11.9 Specific Performance. The Parties acknowledge and agree that irreparable harm would occur in the event that the Parties do not perform any provision of this Agreement (or, prior to the Closing, any Transaction Document) in accordance with its specific terms or otherwise breach this Agreement (or, prior to the Closing, any Transaction Document) and the remedies at law for any breach or threatened (whether or not in writing) breach of this Agreement (or, prior to the Closing, any Transaction Document), including monetary damages, are inadequate compensation for any Loss. Accordingly, in the event of any actual or threatened (whether or not in writing) default in, or breach of, any of the terms, conditions and provisions of this Agreement (or, prior to the Closing, any Transaction Document), the Parties agree that the Party to this Agreement who is thereby aggrieved shall have the right to specific performance and injunctive or other equitable relief of its or their rights under this Agreement or, if they are Party to a Transaction Document, such Transaction Document, without the necessity of proving actual damages or the inadequacy of monetary damages as a remedy, in addition to any other remedy to which such Party is entitled at law or in equity. Without limiting the generality of the foregoing, the Parties hereto agree that each Party shall be entitled to enforce specifically the other Parties’ obligations to consummate the transactions contemplated by this Agreement (including the obligation to consummate the Closing and the obligations with respect to the Financing), in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative, if the conditions set forth in Article IX have been satisfied (other than the conditions set forth in Section 9.1(b) and Section 9.1(c) and those conditions which by their nature are to be satisfied at the Closing) or waived (where permissible under applicable Law). The Parties agree that any defense in any Action for specific performance that a remedy at law would be adequate is hereby waived, and that any requirements for the securing or posting of any bond with such remedy are hereby waived.

Section 11.10 Severability. In the event any one or more of the provisions contained in this Agreement or any Transaction Document, or the application of any provision to any Person or circumstance, should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and therein shall not be affected or impaired thereby. The Parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid, legal and enforceable provisions, the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid, illegal or unenforceable with a valid, legal and enforceable provision giving effect to the intent of the Parties.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

DUPONT DE NEMOURS, INC.

By:	/s/ Marc Doyle
Name: Marc Doyle
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

NUTRITION & BIOSCIENCES, INC.

By:	/s/ Marc Doyle
Name: Marc Doyle
Title: President

[Signature Page to Agreement and Plan of Merger]

INTERNATIONAL FLAVORS & FRAGRANCES INC.

By:	/s/ Andreas Fibig
Name: Andreas Fibig
Title: Chief Executive Officer and Chairman

[Signature Page to Agreement and Plan of Merger]

NEPTUNE MERGER SUB I INC.

By:	/s/ Robert Anderson
Name: Robert Anderson
Title: President, Treasurer and Secretary

[Signature Page to Agreement and Plan of Merger]

Exhibit 2.2

EXECUTION COPY

SEPARATION AND DISTRIBUTION AGREEMENT

by and among

NUTRITION & BIOSCIENCES, INC.,

DUPONT DE NEMOURS, INC.,

and

INTERNATIONAL FLAVORS & FRAGRANCES, INC.

Dated as of December 15, 2019

i

Exhibits

Exhibit A	Real Property Restrictions
Exhibit B	French Offer Letter
Exhibit C	Form of Intellectual Property Cross-License Agreement
Exhibit D	Form of Tax Matters Agreement

INDEX OF DEFINED TERMS

Page
AAA	2
Acceptable Alternative Arrangement	2
Accessible DWDP Insurance Policy	2
Accounting Principles	2
Action	2
Affiliate	2
AgCo	3
AgCo Group	3
Agreement	3
Ancillary Agreements	3
Appropriate Remediation Standard	3
Arbitral Tribunal	3
Assets	3
Assume	3
Assumptions	3
Audited Financial Statements	3
Audited Party	3
Base Cash Dividend Amount	3
Board	3
Business	4
Business Day	4
Business Entity	4
Cash and Cash Equivalents	4
Change of Control	4
Clean-Up Spin-Off	4
Closing	4
Closing Date	5
Code	5
Collective Benefit Services	5
Commercial Insurance Policies	5
Commercial Insurer	5
Commission	5
Commitment Fees	5
Confidential Information	5
Consents	5
Continuing Arrangements	6
Contract	6
Contribution	6
Conveyancing and Assumption Instruments	6
Copyrights	13
Corteva Letter Agreement	6
Credit Support Instruments	6

v

Damages	6
Data Controller	6
Data Protection Laws	7
Decision on Interim Relief	7
Dispute	7
Dispute Notice	7
Distribution	7
Distribution Agent	7
Distribution Disclosure Documents	7
Dow Insurer	7
DWDP Ancillary Agreement	7
DWDP EMA	7
DWDP Notice Recipient	7
DWDP Notifying Party	8
DWDP SDA	8
DWDP Separation Related Agreements	8
DWDP TMA	8
Effective Time	8
Emergency Arbitrator	8
Employee Matters Agreement	8
Engineering Models and Databases	8
Environmental Compliance Liabilities	8
Environmental Laws	8
Environmental Liabilities	9
Environmental Permit	9
Estimated Net Working Capital	9
Estimated Net Working Capital Adjustment	9
Estimated Spinco Expense Reimbursement	9
Estimated Statement	9
Excess Spinco Cash Amount	9
Exchange Act	9
Exchange Offer	9
Final Determination	9
Final Net Working Capital	9
Final Net Working Capital Adjustment	9
Final Spinco Expense Reimbursement	10
Final Spinco Special Cash Payment	10
Financing Disclosure Documents	10
Force Majeure Event	10
France Acceptance Notice	66
France Closing	67
Fraud	10
French Consideration	66

French Offer	66
French Offer Letter	66
French Spinco Assets	66
French Spinco Business	66
French Spinco Liabilities	66
GAAP	10
GDPR	10
General Dispute Notice	10
General Negotiation Period	10
Governmental Entity	11
Group	11
Guaranty Release	11
Hazardous Substance Damage Liabilities	11
Hazardous Substances	11
HSR Act	11
Income Taxes	11
Indebtedness	11
Indemnifiable Loss	12
Indemnifiable Losses	12
Indemnification Notice	12
Indemnifying Party	12
Indemnitee	12
Indemnity Payment	12
Information	12
Information Statement	13
Initial Outside Date	13
Insurance Proceeds	13
Intellectual Property	13
Intellectual Property Cross-License Agreement	13
Interim Relief	13
Internal Control Audit and Management Assessments	13
Internal Reorganization	14
Inventory	30
IT Assets	14
Know-How	8
Law	14
Legacy Liabilities	14
Liabilities	14
Liable Party	15
LIBOR	15
Lower Working Capital Target	15
MatCo	15
MatCo Group	15
Merger	15
Merger Agreement	15
Merger Ratio	15

Merger Sub	15
Mixed Contract	15
Necessary Asset Request	44
Necessary Asset Response	45
Negotiation Period	15
Net Working Capital	15
Non-Assumable Third Party Claims	15
Non-Consenting Employees	15
Non-Material Shared Contract	16
Non-Performing Impacted Party	16
Non-Performing Site Controller	16
Non-Shared Contract	16
Non-Transferred Permit	16
Notice Recipient	16
Notifying Party	16
Off-Site Environmental Liabilities	16
Off-Site Location	16
Operating Cash List	53
Organizational Documents	16
Other Parties in Possession	20
Other Party	17
Other Party’s Auditors	17
Partial Assignment	17
Parties	1
Party	1
Patents	13
Performing Party	17
Permit Transferee	17
Permit Transferor	17
Person	11
Personal Data	11
Plant Operating Documents	18
Privilege	18
Privilege Waiver Negotiation Period	18
Privilege Waiver Objection Notice	18
Privileged Information	18
Processing	11
Proposed Final Statement	18
Public Reports	18
Real Property Restrictions	11
Record Date	18
Record Holders	18
Records	18
Regulatory Cross License Agreement	18
Regulatory Data	19
Regulatory Transfer and Support Agreements	19

Related	19
Release	19
Remainco	1
Remainco Accounts	19
Remainco Asset	16
Remainco Assets	20
Remainco Board	1
Remainco Business	22
Remainco Common Stock	71
Remainco Counsel	22
Remainco CSIs	22
Remainco Designated Rights	22
Remainco Designated Transaction Expenses	22
Remainco Employee Assets	23
Remainco Employee Liabilities	23
Remainco Group	23
Remainco Indemnitees	23
Remainco Leased Real Property	20
Remainco Liabilities	23
Remainco Liability Policies	25
Remainco Owned Real Property	20
Remainco Personal Data	25
Remainco Shared Contract	25
Remainco Specified Consents and Registrations	21
Remainco Specified DWDP Separation Related Agreements	25
Remediation	25
Remediation Liabilities	25
Repatriation Costs	25
Repatriation Plan	25
Representative	25
Retained Names	26
RMT Partner	1
RMT Partner Common Stock	26
RMT Partner Guaranty	26
Rules	26
Section 8.8 Matters	26
Securities Act	26
Security Interest	26
Separation	26
Separation Committee	26
Separation Plan	26
Set-Up Costs	26
Severable DWDP Separation Related Agreements	26
Shared Contract	27
Shared DWDP Separation Related Agreements	27

Shared Historical DuPont Liability	27
Shared Permit	80
Site Services Agreement	27
Software	27
Sole Benefit Services	27
Solvency Opinion	27
Space Leases	27
SpecCo Group Excess DuPont Discontinued and/or Divested Operations and Business Liabilities	27
SpecCo Group Specified DuPont Discontinued and/or Divested Operations and Business Liability	27
Specialty Products Related DuPont Discontinued and/or Divested Operations and Business Liabilities	36
Specialty Products Related DuPont Discontinued and/or Divested Operations and Business Liability	27
Specified Remainco Assets	20
Specified Remainco IT Assets	23
Specified Remainco Liabilities	23
Spinco	1
Spinco Accounts	28
Spinco Asset	15
Spinco Assets	28
Spinco Borrowed Money	31
Spinco Business	30
Spinco Cash	29
Spinco Checks	34
Spinco Commitment Letter	31
Spinco Common Stock	31
Spinco Consents and Registrations	30
Spinco Contracts	31
Spinco CSIs	31
Spinco Debt Financing	31
Spinco Designated Transaction Expenses	31
Spinco Distribution	31
Spinco Distribution Date	31
Spinco Employee Assets	31
Spinco Employee Liabilities	31
Spinco Employees	31
Spinco Exchange Debt	31
Spinco Expense Reimbursement	31
Spinco Financing Arrangements	32
Spinco Form 10	32
Spinco Group	32
Spinco Indemnitees	33
Spinco Intellectual Property	33
Spinco Inventory	30

x

Spinco Leased Real Property	28
Spinco Liabilities	33
Spinco Liability Policies	126
Spinco Owned Real Property	28
Spinco Payables	34
Spinco Permits	30
Spinco Personal Data	35
Spinco Post-Closing Employee Payments	35
Spinco Prepaid Obligations	34
Spinco Prepaids	29
Spinco Prohibited Activities	81
Spinco Receivables	29
Spinco Related Legacy Liabilities	36
Spinco Shared Contract	36
Spinco Special Cash Payment	36
Spinco Specified DWDP Separation Related Agreements	36
Spinco Vested DWDP Rights	36
Spin-Off	1
Stray Legacy Liabilities	36
Subsidiary	36
Supplemental Asset Negotiating Period	45
Supplemental Spinco Asset	44
Supply Agreement	36
Tax	36
Tax Contest	37
Tax Matters Agreement	37
Tax Return	37
Taxes	36
Taxing Authority	37
Third Party	37
Third Party Claim	37
Third Party Proceeds	37
TMODS License Agreement	37
Trademarks	13
Transaction Agreements	37
Transfer	37
Transfer Agent	37
Transferred	37
Transferred Real Property	37
Transferring French Entities	37
Transition Services Agreement	38
Trapped Cash	38
Trapped Cash Amount	38
True Trapped Cash Amount	38
Umbrella Secrecy Agreement	38
Unaffiliated Accounting Firm	38
Upper Working Capital Target	39
USA-Subject Ancillary Agreements	39

SEPARATION AND DISTRIBUTION AGREEMENT

SEPARATION AND DISTRIBUTION AGREEMENT (this “Agreement”), dated as of December 15, 2019, by and among DuPont de Nemours, Inc., a Delaware corporation (“Remainco”), Nutrition & Biosciences, Inc., a Delaware corporation (“Spinco”) and International Flavors & Fragrances, Inc., a New York corporation (the “RMT Partner”). Each of Remainco and Spinco is sometimes referred to herein as a “Party” and collectively, as the “Parties.”

W I T N E S S E T H:

WHEREAS, Remainco, acting through itself and its direct and indirect Subsidiaries, currently conducts the Remainco Business and the Spinco Business;

WHEREAS, Remainco intends to separate the Spinco Business from the Remainco Business and to cause the Spinco Assets to be transferred to Spinco and other members of the Spinco Group (to the extent necessary) and to cause the Spinco Liabilities to be assumed by Spinco and other members of the Spinco Group (to the extent necessary), upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in connection with the Separation, Spinco will make the Spinco Special Cash Payment;

WHEREAS, after the Separation and pursuant to this Agreement, Remainco will distribute to the holders of Remainco Common Stock all of the issued and outstanding shares of Spinco Common Stock (a) by means of a pro rata distribution (the “Spin-Off”) or (b) by way of an offer to exchange shares of Spinco Common Stock for outstanding shares of Remainco Common Stock (the “Exchange Offer”) (to be followed by a Clean-Up Spin-Off);

WHEREAS, immediately following the Spinco Distribution and pursuant to the Merger Agreement, Merger Sub, a wholly owned subsidiary of RMT Partner, shall be merged with and into Spinco, with Spinco as the surviving entity (the “Merger”), all upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, for U.S. federal income tax purposes, (a) the Contribution, the Spinco Special Cash Payment and the Spinco Distribution, taken together, are intended to qualify as a “reorganization” within the meaning of Sections 355 and 368(a)(1)(D) of the Code, and (b) this Agreement is intended to constitute, and is hereby adopted as, a “plan of reorganization” within the meaning of Section 368 of the Code;

WHEREAS, the Board of Directors of Remainco (the “Remainco Board”) has approved this Agreement and the Merger Agreement and the transactions contemplated hereby and thereby, including the Internal Reorganization, the Separation, the Spinco Distribution and the Merger subject to such further action of the Remainco Board required, if applicable, to determine the structure of the Spinco Distribution, establish the Record Date and the Spinco Distribution Date, and the effectiveness of the declaration of the Spinco Distribution by the Remainco Board (which is subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth herein); and

1

WHEREAS, the Board of Directors of Spinco (a) has approved and declared advisable this Agreement and the Separation and the Merger Agreement and the transactions contemplated hereby and thereby, including the Internal Reorganization, the Separation, the Distribution and the Merger, (b) has resolved to recommend the adoption of the Merger Agreement by the sole stockholder of Spinco and (c) Remainco has approved and adopted, as Spinco’s sole stockholder, the Merger Agreement and the transactions contemplated thereby, including the Merger.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements, provisions and covenants contained in this Agreement, each of the Parties and RMT Partner hereby agree as follows:

ARTICLE I

DEFINITIONS AND INTERPRETATION

Section 1.1 General. As used in this Agreement, the following terms shall have the following meanings:

(1) “AAA” shall have the meaning set forth in Section 9.1(c).

(2) “Acceptable Alternative Arrangement” shall have the meaning set forth in Section 2.4(a)(i).

(3) “Accessible DWDP Insurance Policy” shall mean all insurance policies, including any insurance policies issued by the any captive insurer, for which access has been provided pursuant to Article XI of the DWDP SDA, subject to the terms and conditions set forth therein.

(4) “Accounting Principles” shall have the meaning set forth on Schedule 1.1(4).

(5) “Action” shall mean any demand, action, claim, cause of action, suit, countersuit, arbitration, inquiry, case, litigation, subpoena, proceeding or investigation (whether civil, criminal or administrative and whether at law or in equity) by or before any court or grand jury, any Governmental Entity or any arbitration or mediation tribunal or authority.

(6) “Affiliate” shall mean, when used with respect to a specified Person, a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with such specified Person. For the purposes of this definition, “control” (including the terms “controlled by” and “under common control with”), when used with respect to any specified Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by Contract or otherwise. It is expressly agreed that none of Remainco, Spinco or RMT Partner or member of any Group shall be deemed to be an Affiliate of the other or member of such other’s Group solely by reason of having one or more directors in common or by reason of having been under common control of Remainco or Remainco’s stockholders prior to, or in case of Spinco’s stockholders, after the Spinco Distribution.

2

(7) “AgCo” and “AgCo Group” shall have the meanings ascribed thereto in the DWDP SDA.

(8) “Agreement” shall have the meaning set forth in the Preamble.

(9) “Ancillary Agreements” shall mean the Tax Matters Agreement, the Employee Matters Agreement, the Intellectual Property Cross-License Agreement, the Trademark Cross-License Agreement, the Regulatory Cross-License Agreement, the Umbrella Secrecy Agreement, the Regulatory Transfer and Support Agreement, TMODS License Agreement, Transition Services Agreement, Supply Agreement, Space Leases and the agreements set forth on Schedule 1.1(9) and any other agreements to be entered into by and between any member of the Spinco Group and any member of the Remainco Group, at, prior to or after the Spinco Distribution in connection with the Spinco Distribution (to the extent consented to by RMT Partner), Spinco and RMT Partner, but shall exclude the Conveyancing and Assumption Instruments and, for the avoidance of doubt, the Merger Agreement.

(10) “Appropriate Remediation Standard” shall have the meaning set forth in Section 7.10(e).

(11) “Arbitral Tribunal” shall have the meaning set forth in Section 9.1(c)(i).

(12) “Assets” shall mean all right, title and ownership interests in and to all properties, claims, Contracts, rights, businesses, or assets (including goodwill), wherever located (including in the possession of vendors or other third parties or elsewhere), of every kind, character and description, whether real, personal or mixed, tangible or intangible, whether accrued, contingent or otherwise, in each case, whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of any Person. Except as otherwise specifically set forth herein or in the Tax Matters Agreement, the rights and obligations of the Parties with respect to Taxes shall be governed by the Tax Matters Agreement, and, therefore, assets related to Taxes (including any Tax Items, Tax Attributes or rights to receive any Refunds (each as defined in the Tax Matters Agreement)) shall not be treated as Assets.

(13) “Assume” shall have the meaning set forth in Section 2.1(a)(ii) and the term “Assumptions” shall have its correlative meaning.

(14) “Audited Financial Statements” shall have the meaning set forth in the Merger Agreement.

(15) “Audited Party” shall have the meaning set forth in Section 5.1(c).

(16) “Base Cash Dividend Amount” equals $7,306,000,000.

(17) “Board” shall mean, with respect to any Person, the board of directors.

3

(18) “Business” shall mean (a) with respect to Spinco, the Spinco Business or (b) with respect to Remainco, the Remainco Business.

(19) “Business Day” shall mean any day that is not a Saturday, a Sunday or any other day on which banks are required or authorized by Law to be closed in The City of New York.

(20) “Business Entity” shall mean any corporation, partnership, limited liability company, joint venture or other entity which may legally hold title to Assets.

(21) “Cash and Cash Equivalents” shall mean cash, checks, certificates of deposit having a maturity of less than one year, money orders, marketable securities, investments in money market funds, commercial paper, short-term instruments, funds in time and demand deposits or similar accounts, and any marketable direct obligations issued by, or unconditionally guaranteed by and Governmental Entity, minus the amount of any undeposited checks sent to third parties, plus the amount of any deposits in transit.

(22) “Change of Control” shall mean, as applicable, the occurrence after the Spinco Distribution of any of the following: (a) the sale, conveyance, transfer or other disposition (however accomplished), in one or a series of related transactions, of all or substantially all of the assets of such party’s Group to a third Person that is not an Affiliate of such party prior to such transaction or the first of such related transactions; (b) the consolidation, merger or other business combination of such party with or into any other entity, immediately following which the stockholders of such party immediately prior to such transaction fail to own in the aggregate at least a majority of the voting power in the election of directors of all the outstanding voting securities of the surviving party in such consolidation, merger or business combination or of its ultimate publicly traded parent entity; (c) a transaction or series of transactions in which any Person or “group” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) acquires at least thirty-five percent (35%) of the outstanding voting securities of such party and effective control of such party (other than (i) a reincorporation, holding company merger or similar corporate transaction in which each of such party’s stockholders owns, immediately thereafter, interests in the new parent company in substantially the same percentage as such stockholder owned in such party immediately prior to such transaction, or (ii) in connection with a transaction described in clause (b), which shall be governed by such clause (b)); or (d) a majority of the board of directors of such party ceasing to consist of individuals who have become directors as a result of being nominated or elected by a majority of such party’s directors; provided that the Merger and the other transactions contemplated by the Merger Agreement shall not constitute a Change of Control. For the avoidance of doubt, the previous determination that a “Change of Control” has occurred shall not prejudice the determination as to whether any other subsequent events, on one or more occasions, meet the definition of “Change of Control.”

(23) “Clean-Up Spin-Off” shall mean the distribution by Remainco, pro rata to its shareholders, of any unsubscribed shares of Spinco Common Stock immediately following the consummation of the Exchange Offer.

(24) “Closing” shall have the meaning ascribed thereto in the Merger Agreement.

4

(25) “Closing Date” shall have the meaning ascribed thereto in the Merger Agreement.

(26) “Code” shall mean the Internal Revenue Code of 1986, as amended.

(27) “Collective Bargaining Agreement” shall have the meaning ascribed thereto in the Merger Agreement.

(28) “Collective Benefit Services” shall have the meaning set forth in Section 8.7(a).

(29) “Commercial Insurance Policies” shall mean all insurance policies of the Parties and their respective Subsidiaries, other than insurance policies issued by the any captive insurer of any Group.

(30) “Commercial Insurer” shall mean the insuring entity issuing and/or subscribing to one or more Commercial Insurance Policies.

(31) “Commission” shall mean the United States Securities and Exchange Commission.

(32) “Commitment Fees” shall have the meaning ascribed thereto in the Merger Agreement.

(33) “Confidential Information” shall mean all non-public, confidential or proprietary Information concerning a Party and/or its Subsidiaries or with respect to Remainco, the Remainco Business, any Remainco Assets or any Remainco Liabilities, or with respect to Spinco, the Spinco Business, any Spinco Assets or any Spinco Liabilities, which, prior to or following the Spinco Distribution, has been disclosed by a Party or its Subsidiaries to another Party or its Subsidiaries, or otherwise has come into the possession of, the other, including pursuant to the access provisions of Sections 8.1 or 8.2 or any other provision of this Agreement, including any data or documentation resident, existing or otherwise provided in a database or in a storage medium, permanent or temporary, intended for confidential, proprietary and/or privileged use by a Party (except to the extent that such Information can be shown to have been (a) in the public domain or known to the public through no fault of the receiving Party or its Subsidiaries, (b) lawfully acquired by the receiving Party or its Subsidiaries from other sources not known to be subject to confidentiality obligations with respect to such Confidential Information or (c) independently developed by the receiving Party or its Affiliates after the time of the Spinco Distribution without reference to or use of any Confidential Information). As used herein, by example and without limitation, Confidential Information shall mean any information of a Party marked as confidential, proprietary and/or privileged.

(34) “Consents” shall mean any consents, waivers, notices, reports or other filings obtained, made or to be obtained from or made, including with respect to any Contract, or any registrations, notifications, dossiers, appendices, licenses, permits, approvals, authorizations obtained or to be obtained from, or approvals from, or notification requirements to, any Person including a Governmental Entity.

5

(35) “Continuing Arrangements” shall mean those arrangements set forth on Schedule 1.1(35).

(36) “Contract” shall mean any agreement, contract, subcontract, obligation, note, indenture, instrument, option, lease, sublease, promise, arrangement, release, warranty, license, sublicense, insurance policy, purchase order or legally binding commitment or undertaking of any nature (whether written or oral and whether express or implied).

(37) “Contribution” shall mean any contribution to Spinco by Remainco, and any Assumptions by Spinco of Liabilities, in connection with, or in anticipation of, the Spinco Distribution in accordance with this Agreement.

(38) “Conveyancing and Assumption Instruments” shall mean, collectively, the various Contracts and other documents (including bills of sale, stock powers, certificates of title, assignments of Contracts, assignments of Intellectual Property, Consents (to the extent obtained), permits, easements, leases, deeds and other instruments of conveyance) entered into prior to the Spinco Distribution and to be entered into to effect the Transfer of Assets and the Assumption of Liabilities in the manner contemplated by this Agreement and the Internal Reorganization, or otherwise relating to, arising out of or resulting from the Transfer of Assets and/or Assumption of Liabilities between members of two Groups, in substantially the form to be effected pursuant to Delaware Law, the Laws of one of the other states of the United States or the Laws of foreign jurisdictions, and in such form as the applicable parties agree or, if not appropriate for a given Transfer or Assumption, in such form or forms as the applicable parties thereto agree (but taking into account any requirements of applicable Law (including to record or register transfer of title in each applicable jurisdiction)), which shall be on an “as is,” “where is,” and “with all faults” basis, and in the case of Conveyancing and Assumption Instruments relating to real property, subject to the further provisions of Section 2.1(d) and Section 2.1(e).

(39) “Corteva Letter Agreement” shall mean the letter agreement, effective as of June 1, 2019, by and between Remainco with Corteva, Inc.

(40) “Credit Support Instruments” shall mean any letters of credit, performance bonds, surety bonds, bankers acceptances, or other similar arrangements.

(41) “Damages” shall mean any loss, damage, injury, claim, demand, settlement, judgment, award, fine, penalty, fee (including reasonable out of pocket attorneys’ or advisors’ fees), charge, cost (including reasonable costs of investigation or capital expenditures) or expense of any nature, including any incidental, indirect, special, exemplary, punitive or consequential damages (including lost revenues or profits), and including amounts paid or payable to third parties in respect of any third-party claim for which indemnification hereunder is otherwise required.

(42) “Data Controller” shall have the meaning of the term “controller” set forth in the GDPR.

6

(43) “Data Protection Laws” shall mean any and all Laws concerning the privacy, protection or security of personal information throughout the world, including the GDPR and any national law supplementing the GDPR (such as, in the United Kingdom, the Data Protection Act 2018), the California Consumer Privacy Act of 2018 (“CCPA”), the Health Insurance Portability and Accountability Act of 1996 and its implementing regulations, 42 U.S.C. §§ 1320d et seq. (“HIPAA”), as amended by Subtitle D of the Health Information Technology for Economic and Clinical Health Act, also known as Title XIII of Division A and Title IV of Division B of the American Recovery and Reinvestment Act of 2009, and its implementing regulations (“HITECH”) and Section 5 of the Federal Trade Commission Act, and any Laws, regulations, or regulatory requirements, guidance and codes of practice applicable to the Processing of Personal Data (as amended and/or replaced from time to time).

(44) “Decision on Interim Relief” shall have the meaning set forth in Section 9.1(c)(viii).

(45) “Dispute” shall have the meaning set forth in Section 9.1(a).

(46) “Dispute Notice” shall mean (a) the General Dispute Notice, (b) the Privilege Waiver Objection Notice or (c) Indemnification Notice, as applicable.

(47) “Distribution” shall mean the Spinco Distribution.

(48) “Distribution Agent” shall mean the Person set forth in Schedule 1.1(48).

(49) “Distribution Disclosure Documents” shall mean (a) any registration statement to be filed by Spinco with the Commission to effect the registration of shares of Spinco Common Stock in connection with the Spinco Distribution (including any registration statement on Form 10 or Form S-1 or Form S-8 related to securities to be offered under any employee benefit plan), and also includes any amendment or supplement thereto, information statement, prospectus, offering memorandum, offering circular, periodic report or similar disclosure document, whether or not filed with the Commission or any other Governmental Entity, (b) if the Spinco Distribution is effected in whole or in part as an Exchange Offer, a Schedule TO and other filings pursuant to Rule 13e-4 under the Exchange Act; in each case, which describes the Internal Reorganization or the Spinco Group or primarily relates to the transactions contemplated hereby, and (c) any current reports on Form 8-K filed or furnished with the Commission by Spinco in connection with the Spinco Distribution or by Remainco solely to the extent related to the Spinco Distribution.

(50) “Dow Insurer” shall have the meaning ascribed thereto in the DWDP SDA.

(51) “DWDP Ancillary Agreement” shall mean any “Ancillary Agreement” as such term is defined in the DWDP SDA.

(52) “DWDP EMA” shall mean that certain Employee Matters Agreement, effective as of April 1, 2019, by and among Remainco (then-known as DowDuPont Inc.), Dow Inc., a Delaware corporation, and Corteva, Inc., a Delaware corporation (as modified, amended and/or supplemented pursuant to the Corteva Letter Agreement).

(53) “DWDP Notice Recipient” shall have the meaning set forth in Section 6.2(d).

7

(54) “DWDP SDA” shall mean that certain Separation and Distribution Agreement, dated as of April 1, 2019, by and among Remainco (then known as DowDuPont Inc.), Dow Inc., a Delaware corporation, and Corteva, Inc., a Delaware corporation (as modified, amended and/or supplemented pursuant to the Corteva Letter Agreement).

(55) “DWDP Separation Related Agreements” shall mean the DWDP SDA, Corteva Letter Agreement and the DWDP Ancillary Agreements (including the DWDP EMA and DWDP TMA).

(56) “DWDP TMA” shall mean that certain Amended and Restated Tax Matters Agreement, effective as of June 1, 2019, by and among Remainco (then known as DowDuPont Inc.), Dow Inc. and Corteva, Inc.

(57) “Effective Time” shall have the meaning ascribed thereto in the Merger Agreement.

(58) “Emergency Arbitrator” shall mean an emergency arbitrator appointed by the AAA in accordance with the AAA Rules, as specified in Section 9.1.

(59) “Employee Matters Agreement” shall mean the Employee Matters Agreement, dated the date hereof, by and among Remainco, Spinco and RMT Partner.

(60) “Engineering Models and Databases” shall mean (a) physical property databases, (b) empirical or mathematical dynamic or steady state models of processes, equipment and/or reactions and databases containing data resulting from such models, (c) computations of equipment or unit operation operating conditions including predictive or operational behavior and (d) databases with historical operational data.

(61) “Environmental Compliance Liabilities” shall mean any and all Liabilities relating to, resulting from or arising out of actual or alleged violations of or non-compliance with any Environmental Law, including a failure to obtain, maintain or comply with any Environmental Permits, including, without limitation, Damages (including mitigation damages) and interest required to address such actual or alleged violations or non-compliance; provided, that Environmental Compliance Liabilities do not include Liabilities that would also constitute Remediation Liabilities.

(62) “Environmental Laws” shall mean all Laws relating to pollution or protection of the environment or, as such relates to exposure to Hazardous Substances, to human health or safety, including Laws relating to the exposure to, or Release, threatened Release or the presence of Hazardous Substances, or otherwise relating to the manufacture, processing, generation, distribution, use, treatment, storage, recycling, emission, discharge, labeling, management, transport or handling of Hazardous Substances and all Laws with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Substances, and all Laws relating to endangered or threatened species of fish, wildlife and plants and damage to and the protection of natural resources.

8

(63) “Environmental Liabilities” shall mean Remediation Liabilities, Environmental Compliance Liabilities, Hazardous Substance Damage Liabilities and Off-Site Environmental Liabilities.

(64) “Environmental Permit” shall mean any permit, license, approval or other authorization under any applicable Law or of any Governmental Entity relating to Environmental Laws or Hazardous Substances.

(65) “Estimated Net Working Capital” shall have the meaning set forth in Section 2.5(a).

(66) “Estimated Net Working Capital Adjustment” means (a) $0 if Estimated Net Working Capital reflected on the Estimated Statement is equal to or greater than the Lower Working Capital Target and less than or equal to the Upper Working Capital Target, (b) the amount by which Estimated Net Working Capital reflected on the Estimated Statement is greater than the Upper Working Capital Target or (c) the product of (x) the amount by which Estimated Net Working Capital reflected on the Estimated Statement is less than the Lower Working Capital Target multiplied by (y) negative 1 (-1).

(67) “Estimated Spinco Expense Reimbursement” shall have the meaning set forth in Section 2.5(a).

(68) “Estimated Statement” shall have the meaning set forth in Section 2.5(a).

(69) “Excess Spinco Cash Amount” shall mean the amount equal to (a) the aggregate amount of Cash and Cash Equivalents of the members of the Spinco Group as of immediately prior to the Spinco Distribution, prior to giving effect to the Spinco Special Cash Payment, minus (b) Specified Cash and minus (c) the proceeds of the Spinco Debt Financing.

(70) “Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time that reference is made thereto.

(71) “Exchange Offer” shall have the meaning ascribed thereto in the Recitals.

(72) “Final Determination” shall have the meaning set forth in the Tax Matters Agreement.

(73) “Final Net Working Capital” shall mean the Net Working Capital of Spinco as of immediately prior to the Spinco Distribution as determined pursuant to Section 2.5(c).

(74) “Final Net Working Capital Adjustment” shall mean (a) $0 if Final Net Working Capital is equal to or greater than the Lower Working Capital Target and less than or equal to the Upper Working Capital Target, (b) the amount by which Final Net Working Capital is greater than the Upper Working Capital Target or (c) the product of (i) the amount by which Final Net Working Capital is less than the Lower Working Capital Target multiplied by (ii) negative 1 (-1).

9

(75) “Final Spinco Indebtedness” shall mean Spinco Indebtedness as of immediately prior to the Spinco Distribution (disregarding the Spinco Debt Financing) as determined pursuant to Section 2.5(c).

(76) “Final Spinco Expense Reimbursement” shall mean the Spinco Expense Reimbursement as determined pursuant to Section 2.5(c).

(77) “Final Spinco Special Cash Payment” shall mean a cash payment in an amount equal to the sum of (a) the Base Cash Dividend Amount, plus (b) the Final Net Working Capital Adjustment (which may be positive or negative), minus (c) Final Spinco Indebtedness (if any), plus (d) the Final Spinco Expense Reimbursement minus (e) if applicable, the French Consideration.

(78) “Financing Disclosure Documents” shall mean any prospectus, offering memorandum, offering circular (including franchise offering circular or any similar disclosure statement) or similar disclosure document, whether or not filed with the Commission or any other Governmental Entity, which offers for sale or registers the Transfer or distribution of securities or Indebtedness of Spinco or any of the members of the Spinco Group.

(79) “Force Majeure Event” shall mean, with respect to any Person, an event beyond the reasonable control of such Person (or any Person acting on its behalf), which by its nature could not have been foreseen by such Person (or such Person), or, if it could have been foreseen, was unavoidable, and includes acts of God, storms, floods, riots, pandemics, fires, sabotage, civil commotion or civil unrest, interference by civil or military authorities, acts of war (declared or undeclared) or armed hostilities or other national or international calamity or one or more acts of terrorism or failure of energy sources or distribution facilities.

(80) “Foreign Cash” means Cash and Cash Equivalents held as of immediately prior to the Spinco Distribution by any member of the Spinco Group organized in a country other than the United States.

(81) “Former Spinco Business Employees” has the meaning set forth in the Employee Matters Agreeement.

(82) “Fraud” shall mean, with respect to a party, an intentional act of common law fraud by such party in the making of the representations an warranties contained in Article V and Article VI of the Merger Agreement, in the case of Remainco, or Article VII of the Merger Agreement, in the case of RMT Partner.

(83) “GAAP” shall mean United States generally accepted accounting principles.

(84) “GDPR” shall mean the General Data Protection Regulation (EU) 2016/679.

(85) “General Dispute Notice” shall have the meaning set forth in Section 9.1(b)(i).

(86) “General Negotiation Period” shall have the meaning set forth in Section 9.1(b)(i).

10

(87) “Governmental Entity” shall mean any nation or government, any state, municipality or other political subdivision thereof and any entity, body, agency, commission, department, board, bureau or court, whether domestic, foreign, multinational or supranational exercising executive, legislative, judicial, regulatory, self-regulatory or administrative functions of or pertaining to government and any executive official thereof.

(88) “Group” shall mean (i) with respect to Remainco, the Remainco Group and (ii) with respect to Spinco, the Spinco Group.

(89) “Guaranty Release” shall have the meaning set forth in Section 2.12(b).

(90) “Hazardous Substances” shall mean (a) any petroleum or petroleum products, radioactive materials, radon, asbestos or asbestos-containing materials in any form, lead-based paint, urea formaldehyde foam insulation or polychlorinated biphenyls or PFAS Substances; (b) any chemicals, materials, substances, compounds, mixtures, products or byproducts, biological agents, pollutants, contaminants or wastes that are now or hereafter become defined or characterized as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “special waste,” “toxic substances,” “pollutants,” “contaminants,” “toxic,” “dangerous,” “corrosive,” “flammable,” “reactive,” “radioactive,” or words of similar import under any applicable Environmental Law, or (c) any other chemical, material or substance that is regulated or for which liability can be imposed under any Environmental Law.

(91) “Hazardous Substance Damage Liabilities” shall mean any and all Liabilities relating to, resulting from or arising out of claims for personal or bodily injury (including claims for medical monitoring and associated costs therewith, including mandated scientific inquiries or panels), wrongful death or property damage associated with the Release or threatened Release of Hazardous Substances to the environment or exposure to or presence of Hazardous Substances. Hazardous Substance Damage Liabilities do not include Liabilities that would also constitute Remediation Liabilities or Liabilities relating to, resulting from or arising out claims for injuries to persons or property from products sold by the Spinco Group or the Remainco Group or their respective predecessors.

(92) “HSR Act” shall mean the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976.

(93) “Income Taxes” shall have the meaning set forth in the Tax Matters Agreement.

(94) “Indebtedness” shall mean, with respect to any Person, (i) the principal value, prepayment and redemption premiums and penalties and other breakage costs (if any), unpaid fees and other monetary obligations (including interest) in respect of any indebtedness for borrowed money, whether short term (including overdrawn bank accounts) or long term, fixed or contingent or secured or unsecured, and all obligations evidenced by bonds, debentures, notes, mortgages, other debt securities or similar instruments, (ii) any indebtedness arising under any capital leases (excluding, for the avoidance of doubt, any real estate leases treated as operating leases under GAAP), whether short term or long term, (iii) all liabilities secured by any Security Interest on any assets of such Person, (iv) all liabilities under any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement or other similar agreement designed to protect such Person against fluctuations in interest rates, (v) all obligations for the deferred purchase price of property or services (other than trade accounts payable in the ordinary course of business), including earn-out obligations, (vi) all liabilities under any Credit Support Instruments, (vii) all interest, fees and other expenses owed with respect to indebtedness described in the foregoing clauses (i) through (vi), and (viii) without duplication, all direct or indirect guarantees of indebtedness referred to in the foregoing clauses (i) through (vii).

11

(95) “Indemnifiable Loss” and “Indemnifiable Losses” shall mean any and all Damages, losses, deficiencies, Liabilities, obligations, penalties, judgments, settlements, claims, payments, fines, interest, costs and expenses (including the costs and expenses of any and all Actions and demands, assessments, judgments, settlements and compromises relating thereto and the reasonable costs and expenses of attorneys’, accountants’, consultants’ and other professionals’ fees and expenses incurred in the investigation or defense thereof or the enforcement of rights hereunder).

(96) “Indemnification Notice” shall mean any notice delivered to the Indemnifying Party by the Indemnitee pursuant to Section 7.4(a) or Section 7.5.

(97) “Indemnifying Party” shall have the meaning set forth in Section 7.4(a).

(98) “Indemnitee” shall have the meaning set forth in Section 7.4(a).

(99) “Indemnity Payment” shall have the meaning set forth in Section 7.8(a).

(100) “Information” shall mean information, content, and data in written, oral, electronic, computerized, digital or other tangible or intangible media, including (i) books and records, whether accounting, legal or otherwise; ledgers, studies, reports, surveys, designs, specifications, drawings, blueprints, diagrams, models, prototypes, samples and flow charts; marketing plans, customer names and information (including prospects); technical information, including such information relating to the design, operation, maintenance, testing, test results, development, and manufacture of any Party’s or its Group’s product or facilities (including product or facility specifications and documentation; engineering, design, and manufacturing drawings, diagrams, layouts, maps and illustrations; formulations and material specifications; laboratory studies and benchmark tests; quality assurance policies procedures and specifications; maintenance and inspection procedures and records; evaluation and/validation studies; process control and/or shop-floor control strategy, logic or algorithms); assembly code, Software, firmware, programming data, databases, and all information referred to in the same; product costs, margins and pricing; product marketing studies and strategies; product stewardship and safety; all other Know-How related to research, engineering, development and manufacturing; communications, correspondence, materials, product literature, artwork, files and documents, (ii) information contained in Patents and other Know-How; and (iii) financial and business information, including earnings reports and forecasts, macro-economic reports and forecasts, all cost information (including supplier records and lists), sales and pricing data, business plans, market evaluations, surveys, credit-related information, and other such information as may be needed for reasonable compliance with reporting, disclosure, filing or other requirements, including under applicable securities laws or regulations of securities exchanges.

12

(101) “Information Statement” shall mean the Information Statement attached as an exhibit to the Spinco Form 10 sent to the holders of shares of Remainco Common Stock in connection with the Spinco Distribution, including any amendment or supplement thereto.

(102) “Initial Outside Date” shall have the meaning ascribed thereto in the Merger Agreement.

(103) “Insurance Proceeds” shall mean those monies (a) received by an insured from an insurer (other than any captive insurer of either Group) or (b) paid by an insurer (other than any captive insurer of either Group) on behalf of an insured, in either case net of any applicable premium adjustment, retrospectively-rated premium, deductible, retention, cost of reserve or collection costs paid or held by or for the benefit of such insured.

(104) “Intellectual Property” shall mean all intellectual property and industrial property rights of any kind or nature, including all U.S. and foreign rights in (a) patents, patent applications, utility models, and all related continuations, continuations-in-part, provisionals, divisionals, reissues, re-examinations, substitutions, statutory invention registrations, priority rights and extensions thereof (“Patents”), inventions, notices of invention and invention disclosures, (b) trademarks, service marks, corporate names, trade names, Internet domain names, social media accounts or handles, logos, slogans, trade dress and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing (“Trademarks”), (c) copyrights and rights in works or authorship and other copyrightable subject matter, and mask works (“Copyrights”), (d) trade secrets and rights in all other confidential and proprietary information, including know-how, inventions, algorithms, logic, operating conditions and procedures, proprietary processes, formulae, methods, techniques, compositions, specifications, data, databases and other compilations of data, drawings, models and methodologies, including confidential information set forth in laboratory notebooks, laboratory reports, Plant Operating Documents, Engineering Models and Databases, in each case of the foregoing, to the extent confidential and proprietary (“Know-How”), (e) Software, (f) data and databases, (g) designs and (h) all applications and registrations for the foregoing.

(105) “Intellectual Property Cross-License Agreement” shall mean the Intellectual Property Cross-License Agreement, to be entered into at or prior to the Spinco Distribution, by and among members of the Remainco Group and members of the Spinco Group, in the form attached hereto as Exhibit C.

(106) “Intercompany Leases” shall mean any leases pursuant to an Ancillary Agreement or an Acceptable Alternative Arrangement.

(107) “Interim Relief” shall have the meaning set forth in Section 9.1(c)(viii).

(108) “Internal Control Audit and Management Assessments” shall have the meaning set forth in Section 5.1(b).

13

(109) “Internal Reorganization” shall mean the Transfer and/or assignment and assumption of Assets and Liabilities, including by means of the Conveyancing and Assumption Instruments, as set forth in Section 2.1, as conducted in accordance with the Separation Plan.

(110) “IT Assets” shall mean all (a) Software, computer systems, public Internet protocol address blocks, telecommunications equipment and other information technology infrastructure (including servers and server equipment, computers (including laptop computers), computer equipment and hardware, printers, telephones (including cell phones and smartphones) and telephone equipment (including headsets), network devices and equipment (including routers, wireless access points, switches and hubs), fiber and backbone cabling and other telecommunications wiring, demarcation points and rooms, computer rooms and telecommunications closets), (b) documentation, reference, resource and training materials to the extent relating thereto, and (c) Contracts to the extent relating to any of the foregoing clauses (a) and (b) (including support and maintenance agreements, public Internet protocol address block agreements, website hosting agreements, outsourcing agreements, service provider agreements, interconnection agreements and telecommunications agreements); provided that, notwithstanding the foregoing, IT Assets shall exclude Know-How contained or stored in any of the items described in the foregoing subsections (a) through (c) and Patents that claim any such Know-How.

(111) “Law” shall mean any U.S. or non-U.S. federal, national, supranational, state, provincial, local or similar statute, constitution, law, ordinance, regulation, rule, code, income tax treaty, order, requirement or rule of law (including common law) or other binding directives promulgated, issued, entered into or taken by any Governmental Entity.

(112) “Legacy Liabilities” shall mean any and all SpecCo Group Excess DuPont Discontinued and/or Divested Operations and Business Liabilities, SpecCo Group Specified DuPont Discontinued and/or Divested Operations and Business Liabilities, Specialty Products Related DuPont Discontinued and/or Divested Operations and Business Liabilities, and Shared Historical DuPont Liabilities, (as each such term is defined in the DWDP SDA) including in each case any and all indemnification obligations to any “MatCo Indemnitee” (as defined in the Corteva Letter Agreement) and/or any “AgCo Indemnitee” (as defined in the Corteva Letter Agreement) pursuant to the DWDP SDA, DWDP EMA, DWDP TMA and/or the Corteva Letter Agreement for Indemnifiable Losses to the extent related to, arising out of or resulting from the foregoing.

(113) “Liabilities” shall mean any and all Indebtedness, liabilities, costs, expenses, interest and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, known or unknown, foreseen or unforeseen, reserved or unreserved, or determined or determinable, including those arising under any Law (including Environmental Law), Action, whether asserted or unasserted, or order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Entity and those arising under any Contract or any fines, Damages or equitable relief which may be imposed and including all costs and expenses related thereto. Except as otherwise specifically set forth herein or in the Tax Matters Agreement, the rights and obligations of the Parties with respect to Taxes shall be governed by the Tax Matters Agreement and, therefore, Taxes shall not be treated as Liabilities governed by this Agreement other than for purposes of indemnification related to the Distribution Disclosure Documents.

14

(114) “Liable Party” shall have the meaning set forth in Section 2.11(b).

(115) “LIBOR” shall mean the London Interbank Offered Rate.

(116) “Lower Working Capital Target” shall mean the amount set forth on Schedule 1.1(116).

(117) “MatCo” and “MatCo Group” shall have the meanings ascribed thereto in the DWDP SDA.

(118) “Merger” shall have the meaning ascribed thereto in the Recitals.

(119) “Merger Agreement” shall mean that certain Agreement and Plan of Merger by and among Remainco, RMT Partner, Spinco, and Merger Sub, dated the date hereof, as it may be amended, modified or supplemented from time to time in accordance with its terms.

(120) “Merger Ratio” shall mean the number of shares of common stock issued to the holders of Spinco Common Stock in the Merger divided by the fully diluted RMT Partner Common Stock.

(121) “Merger Sub” shall have the meaning ascribed thereto in the Merger Agreement.

(122) “Mixed Contract” shall mean any Contract that is related to both (a) the Remainco Business, on the one hand, and (b) the Spinco Business, on the other hand; provided, however, that no DWDP Separation Related Agreement shall constitute a Mixed Contract unless it constitutes a Severable DWDP Separation Related Agreement.

(123) “Negotiation Period” shall mean (a) the General Negotiation Period or (b) the Privilege Waiver Negotiation Period, as applicable.

(124) “Net Working Capital” shall mean, as of any time of determination, (a) the aggregate consolidated current assets (based solely on the current asset account line items included in the example calculation of Net Working Capital set forth on Schedule 1.1(4) and excluding, for the avoidance of doubt, Cash and Cash Equivalents) of the Spinco Group as of such time, minus (b) the aggregate consolidated current liabilities (based solely on the current liability account line items included in the example calculation of Net Working Capital set forth on Schedule 1.1(4)) and excluding, for the avoidance of doubt, Spinco Indebtedness and Remainco Designated Transaction Expenses) of the Spinco Group as of such time, in each case, calculated in accordance with the Accounting Principles.

(125) “Non-Assumable Third Party Claims” shall have the meaning set forth in Section 7.4(b).

(126) “Non-Consenting Employees” shall have the meaning set forth in the Employee Matters Agreement.

15

(127) “Non-Material Shared Contract” means (a) any Shared Contract not related in any material respect to the Business, Assets and/or Liabilities of the Group that is not the Group to which such Contract has been allocated as a “Remainco Asset” or “Spinco Asset” or (b) in respect of which performance has been completed prior to the Spinco Distribution, or that has been terminated prior to the Spinco Distribution (regardless of whether performance has been completed) (including inactive Contracts).

(128) “Non-Performing Impacted Party” shall have the meaning set forth in Section 7.10(c)(i).

(129) “Non-Performing Site Controller” shall have the meaning set forth in Section 7.10(c)(ii).

(130) “Non-Shared Contract” shall mean any Mixed Contract that is set forth on Schedule 1.1(130).

(131) “Non-Transferred Permit” shall have the meaning set forth in Section 5.5(a).

(132) “Notice Recipient” shall have the meaning set forth in Section 2.4(a)(vi).

(133) “Notifying Party” shall have the meaning set forth in Section 2.4(a)(vi).

(134) “Off-Site Environmental Liabilities” shall mean any and all Liabilities relating to, resulting from or arising out of the Release, threatened Release, transport, disposal, recycling, reclamation, treatment or storage of Hazardous Substances, or the arrangement for the same, at Off-Site Locations, including, without limitation, Remediation Liabilities, Environmental Compliance Liabilities and Hazardous Substance Damage Liabilities at such locations.

(135) “Off-Site Location” means any third party location that is not now nor has ever been owned, leased or operated by the Remainco Group or the Spinco Group or any of their respective predecessors or by any member, as of June 1, 2019, of the AgCo Group or by any member, as of April 1, 2019, of the MatCo Group; provided, however, that “Off-Site Location” does not include any property that is adjacent to or neighboring any property currently or formerly owned, leased or operated by the Remainco Group or the Spinco Group or their respective predecessors or by any member, as of June 1, 2019, of the AgCo Group or by any member, as of April 1, 2019, of the MatCo Group, that has been impacted by Hazardous Substances Released from such properties.

(136) “Organizational Documents” shall mean (a) with respect to any corporation, its articles or certificate of incorporation and bylaws; (b) with respect to any limited liability company, its articles or certificate of organization, association or formation and its operating agreement or limited liability company agreement or documents of similar substance; (c) with respect to any limited partnership, its certificate of limited partnership and partnership agreement or governing or organizational documents of similar substance; and (d) with respect to any other entity, governing or organizational documents of similar substance to any of the foregoing, in the case of each of clauses (a) through (d) above, as may be in effect from time to time.

16

(137) “Other Party” shall have the meaning set forth in Section 2.11(a).

(138) “Other Party’s Auditors” shall have the meaning set forth in Section 5.1(b).

(139) “Partial Assignment” shall have the meaning set forth in Section 2.4(a)(i).

(140) “Party” or “Parties” shall have the meaning set forth in the Preamble.

(141) “Performing Party” shall have the meaning set forth in Section 7.10(b).

(142) “Permit Transferee” shall mean Remainco or Spinco, or another member of their respective Group, that requires a permit, including any Environmental Permit, to be transferred or issued to it with respect to the properties, businesses, and operations being conveyed or Transferred to it pursuant to this Agreement.

(143) “Permit Transferor” shall mean each of Remainco or Spinco or another member of its respective Group, as applicable, that currently holds a permit, including any Environmental Permit, that must be transferred, or in respect of which a new permit must be issued, to a member of the Remainco Group or Spinco Group, or a relevant subsidiary, in connection with the transfer of any properties, businesses, or operations of the Remainco Group or Spinco Group, respectively.

(144) “Person” shall mean any natural person, firm, individual, corporation, business trust, joint venture, association, bank, land trust, trust company, company, limited liability company, partnership or other organization or entity, whether incorporated or unincorporated, or any Governmental Entity.

(145) “Personal Data” shall mean any data or information that identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular individual or household (including an individual’s first and last names, home address, telephone number, email address, government issued identifier (including social security number, driver’s license number, passport number or other similar identifiers), credit card or other financial information, billing and transactional information, medical, health or insurance information, gender, date of birth, educational or employment information, and marital or other status, behavioral information, vehicle identification number, IP address, cookie identifier, geolocation data, biometric information or any other number or identifier that identifies an individual), or any other data or information that constitutes personal data, personally identifiable information, personal information or any similar defined term under any Data Protection Law (including the GDPR or the CCPA).

(146) “PFAS Substances” shall mean any perfluoroalkyl, polyfluoroalkyl, or perfluorooctanoic substances, perfluorooctanoic acid, hexafluoropropylene oxide (HFPO) dimer acid, and any substances colloquially referred to as “PFAS”, “PFOA”, “PFOS” and/or “GenX,” and including, in each case, any acids, salts or derivatives thereof.

17

(147) “Plant Operating Documents” shall mean (a) plot plans, (b) construction, technical, engineering, electrical, instrument drawings, as-built or as-modified drawings including piping and instrument diagrams, 3-D (three-dimensional) models, wiring diagrams, flowsheets, structural designs, map and physical layouts, (c) process flow diagrams, (d) process control schematics, process control and/or shop-floor control strategies, logic or algorithms, (e) standard operating procedures, maintenance and inspection procedures and records, safety audit reports, investigations, safety incident investigation reports, process hazard reviews, capital projects, upgrades, improvements, designs for such projects, upgrades and/or improvements and (f) standard operating instructions and operating data (including product quality and safety data and maintenance and inspection data).

(148) “Privilege” shall have the meaning set forth in Section 8.7(a).

(149) “Privilege Waiver Negotiation Period” shall have the meaning set forth in Section 8.7(c)(iv).

(150) “Privilege Waiver Objection Notice” shall have the meaning set forth in Section 8.7(c)(i).

(151) “Privileged Information” shall have the meaning set forth in Section 8.7(a).

(152) “Processing” (and its cognates) shall have the meaning set forth in the GDPR.

(153) “Proposed Final Statement” shall have the meaning set forth in Section 2.5(b).

(154) “Public Reports” shall have the meaning set forth in Section 5.1(d).

(155) “Real Property Restrictions” shall have the meaning set forth in Section 2.1(g).

(156) “Record Date” shall mean the close of business on the date to be determined by the Remainco Board as the record date for determining stockholders of Remainco entitled to receive shares of Spinco Common Stock in the Distribution.

(157) “Record Holders” shall mean the holders of record of shares of Remainco Common Stock as of the close of business on the Record Date.

(158) “Records” shall mean any Contracts, documents, books, records or files.

(159) “Regulatory Cross-License Agreement” shall mean the Regulatory Cross-License Agreement, to be entered into at or prior to the Separation, by and between one or more members of the Spinco Group and Remainco Group, which shall provide for the cross-license of Regulatory Data included in the Remainco Assets but related to the Spinco Business, or included in the Spinco Assets but related to the Remainco Business, as of the Spinco Distribution, so that each of Remainco and Spinco can continue to make uses of such Regulatory Data in its respective business field as conducted as of the Spinco Distribution and natural evolutions thereof.

18

(160) “Regulatory Data” shall mean any and all regulatory data (including studies, data, raw data, efficacy data, toxicity data, environmental health and safety data, reports, physical samples, reviews (including business risk reviews), opinions, memos to file, self, and/or affirmed-GRAS determinations, information or other compliance requirements, including Product Trials, Manufacturing Process descriptions, Compositions (BOM/BOS), Labels, Safety Data Sheets, hazard, safety, risk (including Strain Risk Assessments, Safe Strain Lineages) and exposure study plans and assessments and modeling for product contamination or impurity issues or assessments for suitability for intended use and supporting product initiation (commercial release) requests, Sustainability or Life Cycle assessments, Project Management documents (such as overviews, timelines, deliverables, work streams) in written, electronic, computerized, digital, or other tangible or intangible media, actually submitted to, or maintained to support a submission to (whether submitted or not), a Governmental Entity or a Third Party to seek, obtain or maintain a Consent from a Governmental Entity or demonstrate regulatory compliance or to inform a regulatory or compliance strategy.

(161) “Regulatory Transfer and Support Agreements” shall mean the Regulatory Transfer and Support Agreements, entered into at or prior to the Spinco Distribution, (a) by and between members of the Remainco Group, as transferor, and members of the Spinco Group, as transferee and (b) by and between members of the Spinco Group, as transferor, and members of the Remainco Group, as transferee, which shall provide for (i) Remainco to transfer and support in the ordinary course Governmental Approvals covering Regulatory Data included in the Spinco Assets, at Spinco’s cost, (ii) Spinco to transfer and support in the ordinary course Governmental Approvals covering Regulatory Data included in the Remainco Assets (if applicable), at Remainco’s cost, and (iii) Spinco to provide to Remainco certain services (e.g., analytical support for generating regulatory data and support for future enzyme development, which services currently are provided by Spinco to Remainco), for a period of two years, at Remainco’s cost.

(162) “Related” with respect to either Business, shall mean primarily related to, primarily used in or primarily held for use in the conduct of such Business.

(163) “Release” shall mean any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Substances through or in the air, soil, surface water, groundwater or property.

(164) “Remainco” shall have the meaning set forth in the Preamble.

(165) “Remainco Accounts” shall have the meaning set forth in Section 2.13(a).

19

(166) “Remainco Assets” shall mean any and all of Remainco’s or any of its Subsidiaries’ (including the members of the Spinco Group and the members of the Remainco Group) right, title and interest in and to, immediately prior to the Spinco Distribution, any and all Assets other than the Spinco Assets (provided, however, that Remainco Assets shall not include any Tax Attributes (as defined in the Tax Matters Agreement) or any other Tax assets, which shall be governed by the Tax Matters Agreement), including the following (the “Specified Remainco Assets”):

(a) any and all (i) shares of capital stock of, or any other equity or ownership interests in, the Subsidiaries held, directly or indirectly, by Remainco that are not members of the Spinco Group, (ii) shares of capital stock of, or any other equity or ownership interests in, the entities held by Remainco that are not members of the Spinco Group and (iii) shares of Spinco Common Stock contemplated to be received by members of the Remainco Group in exchange for the Contribution pursuant to Section 2.1(a)(ii);

(b) the Assets set forth on Schedule 1.1(166)(b);

(c) all Assets that are expressly allocated to Remainco or any other member of the Remainco Group pursuant to this Agreement or any Ancillary Agreement, including the Remainco Employee Assets and any and all right of any member of the Remainco Group pursuant to this Agreement or any Ancillary Agreement;

(d) any and all (i) rights, title and interest in and to the owned real property set forth on Schedule 1.1(166)(d)(i), including, in each case, all land and land improvements, structures, buildings and building improvements, tidelands or other marine leases, other improvements, fixtures, rights of ingress and egress, rights under any covenants, conditions and/or restrictions, all contract rights, if any, relating to the operation of the land or any improvements thereon, all riparian rights, surface and underground water rights, and any and all other water rights pertaining to the land, and any and all licenses, permits, registrations, approvals and authorizations which have been issued by any Governmental Entity related to the land and all easements and rights of way pertaining thereto or accruing to the benefit thereof and appurtenances located thereon or associated therewith (except to the extent otherwise set forth on Schedule 1.1(166)(d)(i) under the heading “Other Parties in Possession”) (the “Remainco Owned Real Property”), and (ii) rights, title and interest in, and to and under the leases or subleases of the real property set forth on Schedule 1.1(166)(d)(ii), including, in each case, to the extent provided for in such leases, any land and land improvements, structures, buildings and building improvements, tidelands or other marine leases, other improvements, fixtures, rights of ingress and egress, rights under any covenants, conditions and/or restrictions, all contract rights, if any, relating to the operation of the land or any improvements thereon, all riparian rights, surface and underground water rights, and any and all other water rights pertaining to the land, and any and all licenses, permits, registrations, approvals and authorizations which have been issued by any Governmental Entity related to the land and all easements and rights of way pertaining thereto or accruing to the benefit thereof and appurtenances (except to the extent otherwise set forth on Schedule 1.1(166)(d)(ii) under the heading “Other Parties in Possession”) (the “Remainco Leased Real Property”);

20

(e) furniture (which, for the avoidance of doubt, does not include fixtures) to the extent the relevant historical use was at (i) any Remainco Owned Real Property or Remainco Leased Real Property (other than in premises leased or sub-leased by a member of the Spinco Group from a member of the Remainco Group set forth on Schedule 1.1(215)(e)(iii)), (ii) the premises leased or sub-leased by a member of the Spinco Group from a member of the Remainco Group unless set forth on Schedule 1.1(215)(e)(iii)), or (iii) the premises leased or sub-leased by a member of Remainco Group from a member of the Spinco Group pursuant to an Intercompany Lease and set forth on Schedule 1.1(166)(e)(iii).

(f) any and all Contracts other than (i) the Spinco Contracts, (ii) the Spinco Shared Contracts, and (iii) the Spinco Vested DWDP Rights, including all DWDP Separation Related Agreements (other than the Spinco Specified DWDP Separation Related Agreements); provided, however, that (x) any Remainco Shared Contracts (including the Severable DWDP Separation Related Agreements) shall be subject to Section 2.4(a), (y) any Shared DWDP Separation Related Agreements shall be subject to Article VI, and (z) the DWDP SDA shall be subject to Article VI;

(g) any and all Assets in respect of counterclaims, insurance claims, enforcement rights, rights to coverage under applicable insurance policies, warranties, contractual indemnities, control rights and other rights similar to the foregoing, in each case, other than to the extent related to any Spinco Liability;

(h) any and all IT Assets other than the Spinco IT Assets, including those described on Schedule 1.1(166)(h) (such IT Assets described on Schedule 1.1(166)(h), the “Specified Remainco IT Assets”);

(i) any and all Cash and Cash Equivalents other than the Spinco Cash or Specified Cash;

(j) any and all benefits of any and all credits, prepaid expenses, rebates, deferred charges and prepaid items, in each case other than the Spinco Prepaids;

(k) any and all accounts and notes receivable (other than intercompany receivables) other than the Spinco Receivables;

(l) any and all Intellectual Property other than the Spinco Intellectual Property, including the Intellectual Property set forth on Schedule 1.1(166)(l) and the Retained Names;

(m) any and all Inventory other than Spinco Inventory;

(n) any and all Regulatory Data other than the Spinco Regulatory Data, including Regulatory Data set forth on Schedule 1.1(166)(m);

(o) the Consents and registrations set forth on Schedule 1.1(166)(o) (the “Remainco Specified Consents and Registrations”);

21

(p) any and all financial records relating to the Spinco Business that form part of the general ledger of Remainco or any of its Affiliates (other than the members of the Spinco Group), any working papers of Remainco’s auditors, and any other accounting records of Remainco or any of its Affiliates (other than the members of the Spinco Group); and

(q) other than rights to enforce the confidentiality (and non-solicitation and/or no-hire as applied to Spinco Employees) provisions of any confidentiality, non-disclosure or other similar Contracts to the extent related to Confidential Information of the Spinco Business, any and all records relating to the negotiation and consummation of the transactions contemplated by this Agreement and any and all records prepared in connection with the potential divestiture of all or a part of the Spinco Business, including: (A) bids received from third parties and analyses relating to such transactions and (B) confidential communications with legal counsel representing Remainco or its Affiliates and the right to assert the attorney-client privilege with respect thereto (subject to Section 8.7).

Notwithstanding anything to the contrary herein, this Agreement and the Ancillary Agreements do not purport to transfer ownership of any of the insurance policies of any member of the Spinco Group or Remainco Group, and any assignment of rights to coverage under such insurance policies is governed by Article X herein.

(167) “Remainco Board” shall have the meaning ascribed thereto in the Recitals.

(168) “Remainco Business” shall mean all businesses, operations and activities (whether conducted independently or in association with one or more third parties through a partnership, joint venture or other mutual enterprise) conducted at any time prior to the Spinco Distribution by any member of the Spinco Group or Remainco Group, other than the Spinco Business.

(169) “Remainco Common Stock” shall have the meaning set forth in Section 4.2(a).

(170) “Remainco Counsel” shall have the meaning set forth in Section 8.8.

(171) “Remainco CSIs” shall have the meaning set forth in Section 2.12(d).

(172) “Remainco Designated Rights” shall have the meaning set forth in Section 6.2(b)(ii).

(173) “Remainco Designated Transaction Expenses” shall mean: (a) any and all out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, investment banking firms and other financial institutions, experts and consultants and commitment fees and any other financing fees and expenses, including in respect of mortgages, field examinations, appraisals, and flood diligence) actually incurred or accrued, prior to the Effective Time, by any member of the Remainco Group or Spinco Group or on its or their respective behalf or for which it or they are liable (excluding the costs of salaries and benefits of employees which would have been incurred by such employees’ employer regardless of the employees’ service with respect to the following) in connection with or related to (i) the drafting or negotiation of the Transaction Agreements, (ii) the authorization, planning, structuring, preparation, drafting, negotiation, execution and performance of the transactions contemplated hereby or thereby (including the Internal Reorganization, the Spinco Distribution and any Conveyancing and Assumption Instruments), (iii) the preparation, review and audit of any financial statements of the Spinco Business, (iv) the preparation of the Spinco Business for sale or separation and any due diligence, marketing or similar activities in connection therewith, (v) the preparation, printing, filing and mailing of the Spinco Form 10 (including any related prospectus or information statement) and the preparation and filing of any other filings with the Commission to the extent related to the transactions contemplated by the Transaction Agreements, (vi) the filing of the Certificate of Merger in respect of the Merger, and (vii) all other matters related to the Merger, the Internal Reorganization, the Spinco Distribution, and any other transaction contemplated by the Transaction Agreements, in each case, unless an item is a Spinco Designated Transaction Expense; (b) the amount of any employee retention awards, special bonus, retention payment, transaction bonus, change in control bonus or similar payments that vest or become payable or are paid on or prior to March 31, 2021 (including those set forth on Schedule 1.1(173)); (c) any amount in respect of unpaid Severance (as defined in the Employee Matters Agreement) payable upon or arising out of or relating to the transactions contemplated by this Agreement, the Merger Agreement and the Employee Matters Agreement, other than (i) with respect to Non-Consenting Employees and (ii) any Spinco Post-Closing Employee Payments; (d) with respect to Non-Consenting Employees, (i) 50% of the first $10 million of unpaid Severance payable upon or arising out of or relating to the transactions contemplated by this Agreement, the Merger Agreement and the Employee Matters Agreement, and (ii) 100% of any such amount in excess thereof; and (e) Set-Up Costs.

22

(174) “Remainco Employee Assets” shall have the meaning set forth in the Employee Matters Agreement.

(175) “Remainco Employee Liabilities” shall have the meaning set forth in the Employee Matters Agreement.

(176) “Remainco Group” shall mean Remainco and each Person (other than Spinco and the other members of the Spinco Group) that is a direct or indirect Subsidiary of Remainco immediately prior to the Spinco Distribution, and each Business Entity that becomes a Subsidiary of Remainco after the Spinco Distribution, which, for the avoidance of doubt, shall include those entities identified as such on Schedule 1.1(176).

(177) “Remainco Indemnitees” shall mean each member of the Remainco Group and each of their Affiliates from and after the Spinco Distribution and each member of the Remainco Group’s and their respective current, former and future Affiliates’ respective directors, officers, employees and agents and each of the heirs, executors, successors and assigns of any of the foregoing.

(178) “Remainco Liabilities” shall mean any and all Liabilities (except for Liabilities related to Taxes, which are governed exclusively by the Tax Matters Agreement) other than the Spinco Liabilities, in each case, regardless of (i) when or where such Liabilities arose or arise (whether arising prior to, at or after the Spinco Distribution), (ii) where or against whom such Liabilities are asserted or determined, (iii) which entity is named in any Action associated with any Liability (provided that any Remainco Liability that constitutes an Environmental Liability shall be subject to Section 7.10) including the following (the “Specified Remainco Liabilities”):

(a) any and all Liabilities that are expressly assumed by or allocated to Remainco or any other member of the Remainco Group pursuant to this Agreement or any Ancillary Agreement, including the Remainco Employee Liabilities and any and all obligations and Liabilities of any member of the Remainco Group pursuant to this Agreement or any Ancillary Agreement;

23

(b) the Liabilities set forth on Schedule 1.1(178)(b);

(c) one hundred percent (100%) of any and all Remainco Designated Transaction Expenses;

(d) any and all checks issued but not drawn other than the Spinco Checks;

(e) any and all obligations with respect to any and all credits, prepaid expenses, rebates, deferred charges and prepaid items of any Person other than the Remainco Group or Spinco Group (including any deferred revenue) other than the Spinco Prepaid Obligations;

(f) any and all accounts payable (other than intercompany payables) other than the Spinco Payables;

(g) other than the Spinco Related Legacy Liabilities, any and all Specialty Products Related DuPont Discontinued and/or Divested Operations and Business Liabilities, including those set forth on Schedule 1.1(178)(g) (provided that any such Liability that constitutes an Environmental Liability shall be subject to Section 7.10 to the extent applicable);

(h) any and all Stray Legacy Liabilities (provided that any such Liability that constitutes an Environmental Liability shall be subject to Section 7.10); to the extent applicable);

(i) subject to Section 2.4 and Section 2.8, any and all Liabilities to the extent relating to, arising out of or resulting from the operation of any business conducted by or on behalf of any member of the Remainco Group at any time after the Spinco Distribution (including any Liability relating to, arising out of or resulting from any act or failure to act by any Person, whether or not such act or failure to act is within such Person’s authority, with respect to such business);

(j) any and all residual Liabilities of any member of the Remainco Group for any and all “Agriculture Liabilities” (as defined in the DWDP SDA) or “Materials Science Liabilities” (as defined in the DWDP SDA);

24

(k) Environmental Liabilities Related to the Remainco Business, including those set forth on Schedule 1.1(178)(l); provided that any such Environmental Liability shall be subject to Section 7.10 to the extent applicable;

(l) any indemnification Liabilities arising under the Transaction Agreement, dated as of March 31, 2017, by and between Remainco and FMC Corporation; or

(m) any Actions brought by or on behalf of any stockholders of Remainco relating to any state Laws or fiduciary claims relating to, arising out of or resulting from the transactions contemplated by this Agreement or the Merger Agreement, including the Spin-Off, the Exchange Offer, the Clean-Up Spin-Off and/or the Merger (other than the Liabilities described in Section 1.1(237)(c)).

(179) “Remainco Liability Policies” shall have the meaning set forth in Section 10.3(a).

(180) “Remainco Personal Data” shall mean Personal Data Processed by or on behalf of the Remainco Group that is Processed in or by, or otherwise related to, any Remainco Business.

(181) “Remainco Shared Contract” means any Shared Contract that is not a Spinco Shared Contract.

(182) “Remainco Specified DWDP Separation Related Agreements” shall mean any and all DWDP Separation Related Agreements exclusively related to the Remainco Business, Remainco Assets and Remainco Liabilities, including those set forth on Schedule 1.1(182).

(183) “Remediation” shall mean all actions required to: (a) cleanup, remove, treat or remediate Hazardous Substances in the indoor or outdoor environment; (b) prevent the Release of Hazardous Substances (including by way of vapor intrusion) so that they do not migrate, endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (c) perform pre-remedial studies and investigations and post-remedial monitoring and care; or (d) respond to requests of any Governmental Entity for information or documents in any way relating to cleanup, removal, treatment or remediation or potential cleanup, removal, treatment or remediation of Hazardous Substances in the indoor or outdoor environment.

(184) “Remediation Liabilities” shall mean any and all Liabilities relating to, resulting from or arising out of (a) Remediation of Hazardous Substances that are present or have been Released, or as to which there has been or is a threatened Release, at, in, on, under or migrating from or to any real property or facility, and (b) natural resource damages associated with the presence or Release or threatened Release of Hazardous Substances in the environment.

(185) “Repatriation Costs” shall mean the aggregate amount of any withholding Taxes imposed on the distribution of any Foreign Cash to Spinco pursuant to the Repatriation Plan.

(186) “Repatriation Plan” shall have the meaning set forth in Section 2.5(g).

(187) “Representative” with respect to each of Remainco and Spinco shall mean one natural Person designated by each of Remainco and Spinco, respectively.

25

(188) “Retained Names” shall mean the Trademarks set forth on Schedule 1.1(187) and any Trademarks containing or comprising the foregoing, including any Trademarks derivative thereof or confusingly similar thereto.

(189) “RMT Partner” shall have the meaning ascribed thereto in the Preamble.

(190) “RMT Partner Common Stock” shall mean the common stock, par value $0.125 per share, of RMT Partner.

(191) “RMT Partner Guaranty” shall have the meaning set forth in Section 7.3(b)(i).

(192) “Rules” shall have the meaning set forth in Section 9.1(c).

(193) “Section 8.8 Matters” shall have the meaning set forth in Section 8.8.

(194) “Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time that reference is made thereto.

(195) “Security Interest” shall mean any mortgage, security interest, pledge, lien, charge, claim, option, right to acquire, voting or other restriction, right-of-entry, covenant, condition, easement, encroachment, restriction on transfer, or other encumbrance of any nature whatsoever, excluding restrictions on transfer under securities Laws and licenses of Intellectual Property.

(196) “Separation” shall mean the Transfer of the Spinco Assets that are not already owned by members of the Spinco Group to members of the Spinco Group and the Assumption of the Spinco Liabilities that are not already directly owed by or otherwise directly the responsibility of members of the Spinco Group by members of the Spinco Group, and the Transfer of Remainco Assets that are not already directly owned by members of the Remainco Group to members of the Remainco Group and the Assumption of the Remainco Liabilities that are not already directly owed by or otherwise the responsibility of members of the Remainco Group by the Remainco Group, all as more fully described in this Agreement and the other Transaction Agreements and including the steps contemplated by the Internal Reorganization and any actions taken in furtherance of the foregoing.

(197) “Separation Plan” shall mean the step plan set forth on Schedule 1.1(197), as it may be updated in accordance with Section 2.1(d).

(198) “Set-Up Costs” shall mean all fees, costs and expenses for preparation and setting up activities with respect to the Services (as defined in the Transition Services Agreement) and the Separation, including any one-time license fees, one time set-up fees for software and engaging any third-party consultants to assist with such implementation and initiation.

(199) “Severable DWDP Separation Related Agreements” shall mean the DWDP Separation Related Agreements set forth on Schedule 1.1(199).

26

(200) “Shared Contract” shall mean any Mixed Contract that (i) is not a Non-Shared Contract and (ii) is not a DWDP Separation Related Agreement (other than the Severable DWDP Separation Related Agreements).

(201) “Shared DWDP Separation Related Agreements” shall mean the DWDP Separation Related Agreements that are not (a) Spinco Specified DWDP Separation Related Agreement, (b) Remainco Specified DWDP Separation Related Agreements, or (c) Severable DWDP Separation Related Agreements.

(202) “Shared Historical DuPont Liability” shall have the meaning ascribed thereto in the DWDP SDA.

(203) “Site Services Agreement” shall mean the Site Services Agreements, between a member of the Remainco Group and a member of the Spinco Group, to be entered into at or prior to the Spinco Distribution, which shall provide for services to be provided by a member of the Remainco Group to a member of the Spinco Group at sites that are shared by the parties.

(204) “Software” shall mean all computer programs and applications (whether in source code, object code, or other form), models and methodologies, software implementations of algorithms, computerized databases and compilations (including all data and collections of data), and related documentation, descriptions or other work product used to design or develop any of the foregoing, including flowcharts and other logic and design diagrams, technical, functional and other specifications, tools, templates, and user and training materials related to any of the foregoing.

(205) “Sole Benefit Services” shall have the meaning set forth in Section 8.7(a).

(206) “Solvency Opinion” shall have the meaning set forth in Section 4.3(c).

(207) “Space Leases” shall mean the Space Leases entered into at or prior to the Spinco Distribution, by and between members of the Remainco Group and the Spinco Group, as applicable and listed on Schedule 1.1(207).

(208) “SpecCo Group Excess DuPont Discontinued and/or Divested Operations and Business Liabilities” shall have the meaning ascribed thereto in the DWDP SDA.

(209) “SpecCo Group Specified DuPont Discontinued and/or Divested Operations and Business Liability” shall have the meaning ascribed thereto in the DWDP SDA.

(210) “Specialty Products Related DuPont Discontinued and/or Divested Operations and Business Liability” shall have the meaning ascribed thereto in the DWDP SDA.

(211) “Specified Cash” means the sum of (a) the aggregate amount of all True Trapped Cash Amounts, plus (b) Repatriation Costs, plus (c) Insurance Proceeds received after the date hereof that were generated by Spinco Assets or Assets that, had the event giving rise to such Insurance Proceeds not occurred, would have constituted Spinco Assets (if any), plus (d) Cash and Cash Equivalents in escrow accounts or held as collateral for outstanding letters of credit.

27

(212) “Spin-Off” shall have the meaning ascribed thereto in the Recitals.

(213) “Spinco” shall have the meaning ascribed thereto in the Preamble.

(214) “Spinco Accounts” shall have the meaning set forth in Section 2.13(a).

(215) “Spinco Assets” shall mean any and all right, title and interest in and to the following Assets of Remainco and its Subsidiaries immediately prior to the Spinco Distribution (except that Spinco Assets shall not include (i) Tax Attributes (as defined in the Tax Matters Agreement) or other Tax assets, which shall be governed by the Tax Matters Agreement, or (ii) Specified Remainco Assets):

(a) (i) interests in the capital stock of, or any other equity interests in the members of the Spinco Group (other than Spinco), (ii) all interests in the capital stock of, or any other equity interests in the Persons set forth on Schedule 1.1(215)(a)(ii), and (iii) the capital stock and other equity interests set forth on Schedule 1.1(215)(a)(iii) of certain other Persons and, in each case (clauses (A)-(C)), any and all rights related thereto;

(b) the Assets set forth on Schedule 1.1(215)(b);

(c) any and all Assets that are expressly allocated to Spinco or any other member of the Spinco Group pursuant to this Agreement or any Ancillary Agreement, including the Spinco Employee Assets and any and all rights of member of the Spinco Group pursuant to this Agreement or any Ancillary Agreement;

(d) any and all (i) rights, title and interest in and to the owned real property set forth on Schedule 1.1(215)(d)(i), including, in each case, all land and land improvements, structures, buildings and building improvements, tidelands or other marine leases, other improvements, fixtures, rights of ingress and egress, rights under any covenants, conditions and/or restrictions, all contract rights, if any, relating to the operation of the land or any improvements thereon, all riparian rights, surface and underground water rights, and any and all other water rights pertaining to the land, and any and all licenses, permits, registrations, approvals and authorizations which have been issued by any Governmental Entity related to the land and all easements and rights of way pertaining thereto or accruing to the benefit thereof and appurtenances located thereon or associated therewith (except to the extent otherwise set forth on Schedule 1.1(215)(d)(i) under the heading “Other Parties in Possession”) (the “Spinco Owned Real Property”), and (ii) rights, title and interest in, and to and under the leases or subleases of the real property set forth on Schedule 1.1(215)(d)(ii), including, in each case, to the extent provided for in such leases, any land and land improvements, structures, buildings and building improvements, tidelands or other marine leases, other improvements, fixtures, rights of ingress and egress, rights under any covenants, conditions and/or restrictions, all contract rights, if any, relating to the operation of the land or any improvements thereon, all riparian rights, surface and underground water rights, and any and all other water rights pertaining to the land, and any and all licenses, permits, registrations, approvals and authorizations which have been issued by any Governmental Entity related to the land and all easements and rights of way pertaining thereto or accruing to the benefit thereof and appurtenances (except to the extent otherwise set forth on Schedule 1.1(215)(d)(ii) under the heading “Other Parties in Possession”) (the “Spinco Leased Real Property”);

28

(e) furniture (which, for the avoidance of doubt, does not include fixtures) to the extent the relevant historical use was at (i) any Spinco Owned Real Property or Spinco Leased Real Property (other than in premises leased or sub-leased by a member of the Remainco Group from a member of the Spinco Group and set forth on Schedule 1.1(166)(e)(iii)), (ii) the premises leased or sub-leased by a member of the Remainco Group from a member of the Spinco Group unless set forth on Schedule 1.1(166)(e)(iii), or (iii) the premises leased or sub-leased by a member of Spinco Group from a member of the Remainco Group pursuant to an Intercompany Lease and set forth on Schedule 1.1(215)(e)(iii).

(f) (i) any and all Spinco Contracts, (ii) any and all Spinco Shared Contracts; provided; however, that any such Spinco Shared Contracts shall be subject to Section 2.4(a), and (iii) any and all Spinco Vested DWDP Rights;

(g) any and all Assets in respect of counterclaims, insurance claims, enforcement rights, rights to coverage under applicable insurance policies, warranties, contractual indemnities, control rights and other rights similar to the foregoing, in each case, to the extent related to any Spinco Liability (subject, in each case, to Article VI);

(h) any and all Spinco IT Assets;

(i) any and all (i) Cash and Cash Equivalents held by the members of the Spinco Group to the extent taken into account in the determination of the Excess Spinco Cash Amount (the “Spinco Cash”) and (ii) Specified Cash;

(j) any and all benefits of any and all credits, prepaid expenses, rebates, deferred charges and prepaid items, in each case to the extent used or held for use in, or arising out of, the operation or conduct of the Spinco Business (the “Spinco Prepaids”);

(k) any and all accounts and notes receivable (other than intercompany receivables) to the extent related to the Spinco Business (or otherwise taken into account in the determination of the Final Net Working Capital Adjustment) (the “Spinco Receivables”);

29

(l) any and all Spinco Intellectual Property, and all rights and remedies (i) against past, present, and future infringement, misappropriation, or other violation thereof (including the right to sue and recover damages and obtain other equitable relief), (ii) to collect future royalties and other payments thereunder, (iii) to claim priority based on such Intellectual Property under the laws of any jurisdiction and/or under international conventions or treaties, (iv) to prosecute, register, maintain and defend such Intellectual Property before any public or private agency, office or registrar and (v) with respect to any Trademarks included therein;

(m) any and all Assets that are Related to the Spinco Business, including in the following categories, but, in each case, excluding the Specified Remainco Assets:

(i) except for IT Assets, Inventory and furniture, any and all tangible personal property and interests therein, including machinery, tools, equipment, vehicles, in each case that are Related to the Spinco Business;

(ii) any and all raw materials, works-in-process, supplies, ingredients, inputs, parts, packaging, finished goods and products and other inventories (“Inventory”) in each case that are Related to the Spinco Business, including those set forth on Schedule 1.1(215)(m)(ii) (“Spinco Inventory”);

(iii) any and all Consents and registrations, in each case, that is Related to the Spinco Business, including those set forth on Schedule 1.1(215)(m)(iii) (the “Spinco Consents and Registrations”);

(iv) any and all Information that is Related to the Spinco Business; and

(v) any and all permits Related to the Spinco Business (including any pending applications for such permits) (the “Spinco Permits”) (but, for the avoidance of doubt, at all times subject to Section 5.5(a) to the extent also a Shared Permit).

Notwithstanding anything to the contrary herein, this Agreement and the Ancillary Agreements do not purport to transfer ownership of any of the insurance policies of any member of the Spinco Group or Remainco Group, and any assignment of rights to coverage under such insurance policies is governed by Article X herein.

(216) “Spinco Business” shall mean the business, operations and activities that constitute the Nutrition & Biosciences segment of Remainco as narratively described in the Form 10-Q of Remainco for the period ending September 30, 2019 (which segment provides solutions for the global food and beverage, dietary supplements, home and personal care, energy, animal nutrition and pharma markets), as constituted as of the date of this Agreement, as such business, operations and activities have been conducted at any time prior to the Spinco Distribution by any member of the Spinco Group or Remainco Group (or any of their respective predecessors), including such businesses, operations and activities at times when those of such segment as of the date of this Agreement were part of different segments (it being understood that no representation is made regarding the financial data of the Nutrition & Biosciences segment set forth in the Form 10-Q of Remainco for the period ending September 30, 2019 and that the financial data of the Nutrition & Biosciences segment set forth in Form 10-Q of Remainco for the period ending September 30, 2019 shall not be included in this definition).

30

(217) “Spinco Commitment Letter” shall have the meaning set forth in the Merger Agreement.

(218) “Spinco Common Stock” shall mean all of the issued and outstanding shares of common stock, par value $0.01 per share, of Spinco.

(219) “Spinco Contracts” shall mean all Contracts that are exclusively related to the Spinco Business, including the Spinco Specified DWDP Separation Related Agreements.

(220) “Spinco CSIs” shall have the meaning set forth in Section 2.12(d).

(221) “Spinco Debt Financing” shall mean any Indebtedness for borrowed money incurred in connection with the Financing (as defined in the Merger Agreement).

(222) “Spinco Designated Transaction Expenses” shall mean: (a) any and all out-of-pocket fees and expenses actually incurred or accrued by any member of the Remainco Group or Spinco Group or on its or their respective behalf or for which it or they are liable in connection with or related to obtaining the prepaid directors’ and officers’ liability insurance policy or policies contemplated by the Merger Agreement; (b) all Commitment Fees; and (c) Spinco Post-Closing Employee Payments.

(223) “Spinco Distribution” shall mean the distribution or other transfer of all of the outstanding shares of Spinco Common Stock to the holders of Remainco Common Stock in accordance with Section 4.1 and Section 4.2.

(224) “Spinco Distribution Date” shall mean the date, as shall be determined by the Board, on which Remainco distributes all of the issued and outstanding shares of Spinco Common Stock to the holders of Remainco Common Stock.

(225) “Spinco Employee Assets” shall have the meaning set forth in the Employee Matters Agreement.

(226) “Spinco Employee Liabilities” shall have the meaning set forth in the Employee Matters Agreement.

(227) “Spinco Employees” shall have the meaning set forth in the Employee Matters Agreement.

(228) “Spinco Exchange Debt” shall have the meaning ascribed thereto in the Merger Agreement.

31

(229) “Spinco Expense Reimbursement” shall mean all Spinco Designated Transaction Expenses either incurred or payable by Remainco or paid by Spinco prior to Closing.

(230) “Spinco Financing Arrangements” shall mean any and all agreements providing for (or relating to) the Financing (as defined in the Merger Agreement), including the Spinco Commitment Letter (as defined in the Merger Agreement).

(231) “Spinco Form 10” shall mean the registration statement on Form 10 filed by Spinco with the Commission in connection with the Spinco Distribution.

(232) “Spinco Group” shall mean Spinco and each Person that is a direct or indirect Affiliate of Spinco immediately following the Spinco Distribution, and each Person that becomes a Subsidiary of Spinco after the Spinco Distribution, which, for the avoidance of doubt, shall include those Persons identified as such on Schedule 1.1(232) (provided that Schedule 1.1(232) may be updated prior to the Spinco Distribution in accordance with the Separation Plan to add or remove Persons on such schedule).

(233) “Spinco Indebtedness” shall mean: (a) Indebtedness of the type described in clauses (i), (ii), (iv), (v) and (vii) and (viii) of the definition thereof (but in the case of clauses (vii) and (viii), solely to the extent in respect of clauses (i), (ii), (iv) and (v)) in each case that is either (x) a Spinco Liability or (y) was incurred by (or assigned to in accordance with the Separation Plan to) any member of the Spinco Group and remaining unpaid as of immediately prior to the Spinco Distribution; (b) to the extent accrued or required to be accrued in accordance with the Accounting Principles on the consolidated balance sheet of Spinco, and remaining unpaid, in each case, as of immediately prior to the Spinco Distribution, (i) the amount of any Liabilities associated with discontinued operations and closed facilities, (ii) the amount of any asset retirement obligations, (iii) the amount of any employee retention awards, special bonus, retention payment, transaction bonus, change in control bonus or similar payments that vest or become payable or are to be paid on or prior to before March 31, 2021 (including those set forth on Schedule 1.1(173)); and (iv) all Liabilities in respect of any health and welfare claims described in Section 1.11(a) of the Employee Matters Agreement incurred with respect to Spinco Employees or Former Spinco Business Employees prior to the Spinco Distribution Date, including any estimated reserves accrued in respect of incurred but not reported claims; (c) the amount of any annual cash incentive compensation in excess of $25 million in respect of any Spinco Employees or Former Spinco Business Employees (as defined in the Employee Matters Agreement) in respect of fiscal year 2020 and that would be a Liability of any member of the Spinco Group; (d) any amount in respect of unpaid Severance payable upon or arising out of or relating to the transactions contemplated by this Agreement, the Merger Agreement and the Employee Matters Agreement and that would be a Liability of any member of the Spinco Group, other than (i) with respect to Non-Consenting Employees and (ii) any Spinco Post-Closing Employee Payments; (e) with respect to Non-Consenting Employees, (i) 50% of the first $10 million of any unpaid Severance payable upon or arising out of or relating to the transactions contemplated by this Agreement and the Merger Agreement or the Employee Matters Agreement, and (ii) 100% of any such amount in excess thereof, in each case, to the extent they are a Liability of a member of the Spinco Group; (f) to the extent accrued on the audited consolidated balance sheet of Spinco as of December 31, 2019 and delivered in accordance with Section 8.22 of the Merger Agreement, (i) the amount of any Environmental Liabilities in excess of $100,000 and (ii) the amount of any litigation accrual in excess of $1,100,000; and (g) all Liabilities under Credit Support Instruments, to the extent drawn; provided that, notwithstanding any of the foreoing to the contrary, “Spinco Indebtedness” shall at all times exclude the Spinco Debt Financing and any costs, fees and expenses in connection therewith (including the Commitment Fees).

32

(234) “Spinco Indemnitees” shall mean each member of the Spinco Group and each of their Affiliates from and after the Spinco Distribution (including, for the avoidance of doubt, RMT Partner and each of its Affiliates) and each member of the Spinco Group’s and their respective current, former and future Affiliates’ respective directors, officers, employees and agents and each of the heirs, executors, successors and assigns of any of the foregoing.

(235) “Spinco Intellectual Property” shall mean the Intellectual Property Related to the Spinco Business, including the Patents set forth on Schedule 1.1(235)(a), the Trademarks set forth on Schedule 1.1(235)(b), the domain names set forth on Schedule 1.1(235)(c) and the Copyrights set forth on Schedule 1.1(235)(d).

(236) “Spinco IT Assets” shall mean the IT Assets Related to the Spinco Business, including the IT Assets set forth on Schedule 1.1(236), but in each case excluding the Specified Remainco IT Assets.

(237) “Spinco Liabilities” shall mean any and all Liabilities (except for Liabilities related to Taxes which are governed exclusively by the Tax Matters Agreement) of Remainco and its Subsidiaries (including the Spinco Group), in the following categories, in each case, regardless of (i) when or where such Liabilities arose or arise (whether arising prior to, at or after the Spinco Distribution), (ii) where or against whom such Liabilities are asserted or determined, (iii) regardless of whether arising from or alleged to arise from negligence, gross negligence, recklessness, violation of Law, Fraud or misrepresentation by any member of the Remainco Group or Spinco Group, as the case may be, or any of their past or present respective directors, officers, employees, agents, Subsidiaries or Affiliates and (iv) which entity is named in any Action associated with any Liability:

(a) any and all Liabilities that are expressly assumed by or allocated to Spinco or any other member of the Spinco Group pursuant to this Agreement or any Ancillary Agreement, including the Spinco Employee Liabilities and any and all obligations and Liabilities of any member of the Spinco Group pursuant to this Agreement or any Ancillary Agreement;

(b) the Liabilities set forth on Schedule 1.1(237)(b);

(c) any and all Liabilities (including under applicable federal and state securities Laws) relating to, arising out of or resulting from (A) the Distribution Disclosure Documents and Financing Disclosure Documents and (B) from the Spinco Financing Arrangements;

(d) One hundred percent (100%) of any and all Spinco Designated Transaction Expenses;

33

(e) any and all Liabilities for the Spinco Indebtedness and the Spinco Debt Financing;

(f) any and all checks issued but not drawn to the extent related to the Spinco Business or any Spinco Liabilities (including any such amounts taken into account in the determination of the Excess Spinco Cash Amount) (the “Spinco Checks”);

(g) any and all obligations with respect to any and all credits, prepaid expenses, rebates, deferred charges and prepaid items of any Person other than the Remainco Group or Spinco Group (including any deferred revenue), in each case to the extent related to, resulting from or arising out of the Spinco Business (the “Spinco Prepaid Obligations”);

(h) all accounts payable (other than intercompany payables) to the extent related to the Spinco Business or any Spinco Liability (or otherwise taken into account in the determination of the Final Net Working Capital Adjustment) (the “Spinco Payables”);

(i) any and all Spinco Related Legacy Liabilities, including those set forth on Schedule 1.1(237)(i); provided that any such Spinco Related Legacy Liabilities that constitute Environmental Liabilities shall be subject to Section 7.10 to the extent applicable;

(j) subject to Section 2.4 and Section 2.8, any and all Liabilities to the extent relating to, arising out of or resulting from the operation of any business conducted by or on behalf of any member of the Spinco Group at any time after the Spinco Distribution (including any Liability relating to, arising out of or resulting from any act or failure to act by any Person, whether or not such act or failure to act is within such Person’s authority, with respect to such business);

(k) any and all Liabilities Related to the Spinco Business, including in the following categories and including those set forth on Schedule 1.1(237)(k):

(i) Liabilities related to, arising out of or resulting from death, personal injury, advertising injury, other injury to Persons or property damage relating to past, current or future use of or exposure to any of the products (or any part or component) designed, manufactured, serviced or sold, or services performed, by, or on behalf of, the Spinco Business, including any such Liabilities for negligence, strict liability, design or manufacturing defect, failure to warn, or breach of express or implied warranties of merchantability or fitness for any purpose or use;

(ii) Liabilities related to, arising out of or resulting from any Action Related to the Spinco Business, including such Actions listed on Schedule 1.1(237)(k)(ii);

34

(iii) Liabilities related to, arising out of or resulting from warranty, product liability obligations or claims or similar obligations entered into, created or incurred by, or otherwise Related to, the Spinco Business, including those set forth on Schedule 1.1(237)(k)(iii);

(iv) Liabilities related to, arising out of or resulting from any past, current or future tort, breach of Contract or violation of, or non-compliance with, any Law or any approval, consent, franchise, license, permit, registration, authorization or certificate or other right issued or granted by any Governmental Entity (other than any Environmental Liability), in each case Related to the Spinco Business, including those set forth on Schedule 1.1(237)(k)(iv);

(v) Liabilities related to, arising out of or resulting from any return, rebate, discount, credit, customer program, or similar matters related to products or services of the Spinco Business;

(vi) Liabilities related to, arising out of or resulting from any of the Spinco Contracts;

(vii) Environmental Liabilities Related to the Spinco Business, including those set forth on Schedule 1.1(237)(k)(vii); provided that any such Environmental Liability shall be subject to Section 7.10 to the extent applicable; and

(viii) Liabilities related to, arising out of or resulting from any Indebtedness Related to the Spinco Business (other than Spinco Indebtedness);

provided, that, notwithstanding anything to the contrary herein, the Spinco Liabilities shall not include any Specified Remainco Liabilities (it being understood and agreed that all Specified Remainco Liabilities shall be Remainco Liabilities).

(238) “Spinco Personal Data” shall mean Personal Data Processed by or on behalf of the Spinco Group that is Processed in or by, or otherwise related to, any Spinco Business.

(239) “Spinco Post-Closing Employee Payments” shall mean any “double-trigger” Severance (as defined in the Employee Matters Agreement) or similar payments occurring after the Closing, the portion of any employee retention awards, special bonus, retention payment, transaction bonus, change in control bonus or similar payments paid or payable after March 31, 2021 and the employer-paid portion of any payroll, insurance, social security and other similar Taxes relating to such payments.

(240) “Spinco Regulatory Data” shall mean the Regulatory Data Related to the Spinco Business, including the Regulatory Data set forth on Schedule 1.1(239).

35

(241) “Spinco Related Legacy Liabilities” shall mean any and all Specialty Products Related DuPont Discontinued and/or Divested Operations and Business Liabilities that would constitute “Specialty Products Related DuPont Discontinued and/or Divested Operations and Business Liabilities” if “Spinco Business” (as defined in this Agreement) was substituted for each instance of “Specialty Products Business” in the definition thereof.

(242) “Spinco Shared Contract” means any Shared Contract that is Related to the Spinco Business.

(243) “Spinco Special Cash Payment” shall mean a cash payment in an amount equal to the sum of (a) the Base Cash Dividend Amount, plus (b) the Estimated Net Working Capital Adjustment (which may be positive or negative), minus (c) Estimated Spinco Indebtedness (if any), plus (d) the Estimated Spinco Expense Reimbursement minus (e) if applicable, the French Consideration.

(244) “Spinco Specified DWDP Separation Related Agreements” shall mean the DWDP Separation Related Agreements set forth on Schedule 1.1(244).

(245) “Spinco Vested DWDP Rights” shall mean any and all rights of any member of the Spinco Group as a third party beneficiary under the DWDP Separation Related Agreements, including pursuant to its status as a “SpecCo Indemnitee” under the DWDP SDA, DWDP EMA, DWDP TMA and Corteva Letter Agreement.

(246) “Stray Legacy Liabilities” shall mean any and all SpecCo Group Excess DuPont Discontinued and/or Divested Operations and Business Liabilities, SpecCo Group Specified DuPont Discontinued and/or Divested Operations and Business Liabilities, and (other than Specialty Products Related DuPont Discontinued and/or Divested Operations and Business Liabilities) Shared Historical DuPont Liabilities.

(247) “Subsidiary” shall mean with respect to any Person (i) a corporation, fifty percent (50%) or more of the voting or capital stock of which is, as of the time in question, directly or indirectly owned by such Person and (ii) any other partnership, joint venture, association, joint stock company, trust, unincorporated organization or other entity in which such Person, directly or indirectly, owns fifty percent (50%) or more of the equity or economic interest thereof or has the power to elect or direct the election of fifty percent (50%) or more of the members of the governing body of such entity or otherwise has control over such entity (e.g., as the managing partner of a partnership).

(248) “Supply Agreement” shall mean the Supply Agreement, to be entered at or prior to the Spinco Distribution, by and between Remainco or a member of the Remainco Group, on the one hand, and Spinco or a member of the Spinco Group, on the other hand, which will provide for the supply of certain products from one party and its Affiliates to the other party and its Affiliates, to ensure the continuation of supply of such products to such party after the Closing. The detail regarding the products to be supplied under each Supply Agreement will be described in contract supplements, appended to the applicable Supply Agreement.

(249) “Tax” or “Taxes” shall have the meaning set forth in the Tax Matters Agreement.

36

(250) “Tax Benefit” shall have the meaning set forth in the Tax Matters Agreement.

(251) “Tax Contest” shall have the meaning set forth in the Tax Matters Agreement.

(252) “Tax Matters Agreement” shall mean the Tax Matters Agreement in the form attached hereto, to be entered into by and among Remainco, Spinco and RMT Partner on or prior to the Spinco Distribution Date.

(253) “Tax Return” shall have the meaning set forth in the Tax Matters Agreement.

(254) “Taxing Authority” shall have the meaning set forth in the Tax Matters Agreement.

(255) “Third Party” means any Person other than (i) the members of the Remainco Group and the Spinco Group and (ii) RMT Partner.

(256) “Third Party Claim” shall have the meaning set forth in Section 7.4(a).

(257) “Third Party Proceeds” shall have the meaning set forth in Section 7.8(a).

(258) “TMODS License Agreement” shall mean the DuPont TMODS Dynamic Process Simulation Software Agreement License and Services, to be entered into at or prior to the Spinco Distribution, by and between one or more members of the Remainco Group and one or more members of the Spinco Group, which shall provide for (i) a license for Spinco and its Affiliates to use the TMODS software (but not including source code) and (ii) certain support services from Remainco, for use in Spinco’s and its Affiliates’ facilities that utilize the TMODS software as of the Spinco Distribution for a period, license and support service fee, and other terms and conditions, each to be mutually agreed between the parties thereto.

(259) “Trademarks” shall have the meaning set forth in the definition of “Intellectual Property.”

(260) “Transaction Agreements” shall mean the Merger Agreement, this Agreement and the Ancillary Agreements.

(261) “Transfer” shall have the meaning set forth in Section 2.1(a)(i) and the term “Transferred” shall have its correlative meaning.

(262) “Transfer Agent” shall mean the Person set forth on Schedule 1.1(262).

(263) “Transferred Real Property” shall have the meaning set forth in Section 2.1(g).

(264) “Transferring French Entities” shall mean DSP S.A.S whose registered offices are located 23 avenue Jules Rimet 93210 Saint Denis, and is registered under the number 821 916 400, and Performance Speciality Products France S.A.S whose registered offices are located at 22 rue Brunel, 75017 Paris, and is registered under the number 823 003 769.

37

(265) “Transition Services Agreement” shall mean the Transition Services Agreements, to be entered into at or prior to the Spinco Distribution, by and between Remainco or a member of the Remainco Group, on the one hand, and Spinco or a member of the Spinco Group, on the other hand, which will provide for transitional services to be provided by one party to the other party in order to facilitate the transition of the Spinco Business from Remainco, for a specified period after the Closing. The services to be provided under each Transition Services Agreement will be described in service level agreements, appended to the applicable Transition Services Agreement.

(266) “Trademark Cross-License Agreement” shall mean the Trademark Cross-License Agreement, to be entered into at or prior to the Spinco Distribution, by and between one or more members of the Remainco Group, as licensor, and one or more members of the Spinco Group, as licensee, which shall provide for (i) a license to Spinco and its Affiliates to use Remainco house marks in corporate and trade names of Spinco entities that have such names as of the Spinco Distribution (including in connection with product registrations, licenses and permits issued by a Governmental Entity), for a period of up to three years (which can be extended for an additional one year) following the Spinco Distribution, but Spinco will change such names as soon as commercially reasonably practicable following the Spinco Distribution, (ii) a license to Spinco of other Trademarks included in the Remainco Assets but used in the Spinco Business as of the Spinco Distribution, for a period of up to three years (which can be extended for an additional one year) following the Spinco Distribution, (iii) a license to Remainco of Trademarks included in the Spinco Assets but used in the Remainco Business as of the Spinco Distribution, for a period of up to three years (which can be extended for an additional one year) following the Spinco Distribution and (iv) certain other terms and conditions which may be mutually agreed between the parties thereto.

(267) “Trapped Cash” shall mean, with respect to any member of the Spinco Group, (a) the Foreign Cash held by such member of the Spinco Group as of immediately prior to the Spinco Distribution minus (b) the amount of operating cash of such member of the Spinco Group as determined in accordance with Section 2.5(f).

(268) “Trapped Cash Amount” shall mean the aggregate amount of Trapped Cash at all members of the Spinco Group as of immediately prior to the Spinco Distribution.

(269) “True Trapped Cash Amount” shall mean the Trapped Cash Amount less any amounts that are distributable to Spinco under the Repatriation Plan.

(270) “Umbrella Secrecy Agreement” shall mean the Umbrella Secrecy Agreement, to be entered into at or prior to the Spinco Distribution, by and among Remainco, Spinco and the other signatories thereto, which shall provide for Remainco and Spinco to maintain as confidential and not use (other than as expressly permitted under this Agreement, the Merger Agreement or an Ancillary Agreement) the confidential information, know-how or standards of the other party that each such party uses, receives or accesses under this Agreement, the Merger Agreement or an Ancillary Agreement covered thereby, including whether such use, access or receipt is by license, access to facilities or systems or otherwise.

(271) “Unaffiliated Accounting Firm” shall have the meaning set forth in Section 2.5(c).

38

(272) “Upper Working Capital Target” shall mean the amount set forth on Schedule 1.1(272).

(273) “USA-Subject Ancillary Agreements” shall mean those Ancillary Agreements referred to in the Umbrella Secrecy Agreement.

Section 1.2 References; Interpretation. For the purposes of this Agreement, (a) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (b) references to the terms Article, Section, paragraph, clause, Exhibit and Schedule are references to the Articles, Sections, paragraphs, clauses, Exhibits and Schedules to this Agreement unless otherwise specified; (c) the terms “hereof,” “herein,” “hereby,” “hereto,” and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto; (d) references to “$” shall mean U.S. dollars; (e) the word “including” and words of similar import when used in this Agreement shall mean “including without limitation,” unless otherwise specified; (f) the word “or” shall not be exclusive; (g) references to “written” or “in writing” include in electronic form; (h) the parties hereto have each participated in the negotiation and drafting of this Agreement, except as otherwise stated herein, if an ambiguity or question of interpretation should arise, this Agreement shall be construed as if drafted jointly by the parties hereto and no presumption or burden of proof shall arise favoring or burdening any party by virtue of the authorship of any of the provisions in this Agreement; (i) a reference to any Person includes such Person’s successors and permitted assigns; (j) any reference to “days” means calendar days unless Business Days are expressly specified; (k) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day; (l) any statute defined or referred to herein means such statute as from time to time amended, modified or supplemented, unless otherwise specifically indicated; (m) the use of the phrases “the date of this Agreement”, “the date hereof”, “of even date herewith” and terms of similar import shall be deemed to refer to the date set forth in the Preamble to this Agreement; (n) the phrase “ordinary course of business” shall be deemed to be followed by the words “consistent with past practice” whether or not such words actually follow such phrase; (o) where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning; (p) any consent given by any party hereto pursuant to this Agreement shall be valid only if contained in a written instrument signed by such Party (or RMT Partner, as applicable); and (q) any reference to a “month” shall mean a calendar month. Unless the context requires otherwise, references in this Agreement to “Spinco” shall also be deemed to refer to the applicable member of the Spinco Group, references to “Remainco” shall also be deemed to refer to the applicable member of the Remainco Group and, in connection therewith, any references to actions or omissions to be taken, or refrained from being taken, as the case may be, by Spinco or Remainco shall be deemed to require Spinco or Remainco, as the case may be, to cause the applicable members of the Spinco Group or the Remainco Group, respectively, to take, or refrain from taking, any such action.

39

Section 1.3 Conflict of Definitions. In the event of any inconsistency or conflict that may arise in the application or interpretation of the definitions of “Spinco Assets” and “Remainco Assets” or the definitions of “Spinco Liabilities” and “Remainco Liabilities” the explicit inclusion of an item on any Schedule referred to in either definition shall take priority over any textual provision of either definition that would otherwise operate to include or exclude such Asset or Liability, as applicable, from the applicable definition.

Section 1.4 Suspension.

(a) This Agreement shall be effective as of immediately prior to the Spinco Distribution.

(b) Notwithstanding anything to the contrary in this Agreement, solely as between any of the Parties that are Affiliates, the provisions of, and the obligations under, this Agreement shall be suspended as between such Parties until the time of the Spinco Distribution, other than for Sections 2.1, 2.2, 2.3, Section 2.4, 2.5, 2.13, 2.14 and 2.15, Article III, Article IV, Section 5.5 and Article XI which shall be in effect from and after the date hereof.

ARTICLE II

THE SEPARATION

Section 2.1 Transfer of Assets and Assumption of Liabilities.

(a) Subject to the terms of this Agreement (including Section 2.8 (Transfers Not Effected On or Prior to the Spinco Distribution; Transfers Deemed Effective as of the Spinco Distribution) and Section 2.4(a) (Treatment of Shared Contracts)) and effective prior to the Spinco Distribution, in accordance with the Separation Plan:

(i) Transfer and Assignment of Spinco Assets. Remainco will assign, transfer, convey and deliver (“Transfer”) (or will cause each of its applicable Subsidiaries to Transfer) to Spinco or the applicable member(s) of the Spinco Group (which shall accept) all of Remainco’s and its applicable Subsidiaries’ respective right, title and interest in and to all Spinco Assets (it being understood and agreed that any Spinco Assets already held by a member of the Spinco Group shall not require any separate Transfer and will continue to be held by such member of the Spinco Group); and

(ii) Acceptance and Assumption of Spinco Liabilities. In exchange for such Contribution (without giving effect to the Assumption of the Spinco Liabilities included in the definition of “Contribution”), (A) Spinco and/or one or more of its Subsidiaries shall accept, assume, agree to pay, discharge, fulfill, and, to the extent applicable, comply with and defend on a timely basis (“Assume”), all of the Spinco Liabilities of the members of the Remainco Group in accordance with their respective terms (and shall be responsible for all Spinco Liabilities), regardless of (1) when or where such Liabilities arose or arise, (2) whether the facts on which they are based occurred on, prior to or subsequent to the Spinco Distribution, (3) when, where or against whom such Liabilities are asserted or determined or the Person that incurred or holds the Spinco Liability (provided, however, that nothing contained herein shall preclude or inhibit Spinco from asserting against Persons who do not constitute Remainco Indemnitees any defenses available to the Person that incurred or holds such Spinco Liability), (4) whether asserted or determined on, prior to or subsequent to the Spinco Distribution, or (5) whether arising from or alleged to arise from negligence, recklessness, violation of Law, fraud or misrepresentation by any member of the Remainco Group or the Spinco Group, or any of their respective directors, officers, employees, agents, Subsidiaries or Affiliates, (B) Spinco shall issue to Remainco additional shares of Spinco Common Stock such that the number of shares of Spinco Common Stock then outstanding shall be equal to the number of shares of Spinco Common Stock necessary to effect the Spinco Distribution and (C) Spinco shall make a cash distribution to Remainco in the amount of the Spinco Special Cash Payment by wire payment of immediately available funds.

40

(iii) Transfer and Assignment of Remainco Assets. Remainco will cause the applicable members of the Spinco Group to Transfer to the applicable member(s) of the Remainco Group (which shall accept) all of such members of the Spinco Group’s right, title and interest in and to all Remainco Assets; and

(iv) Acceptance and Assumption of Remainco Liabilities. Remainco and/or one or more of its Subsidiaries designated by Remainco (other than any member of the Spinco Group) shall Assume all of the Remainco Liabilities of members of the Spinco Group (and shall be responsible for all Remainco Liabilities), regardless of (1) when or where such Liabilities arose or arise, (2) whether the facts on which they are based occurred on, prior to or subsequent to the Spinco Distribution, (3) when, where or against whom such Liabilities are asserted or determined or the Person that incurred or holds the Remainco Liability (provided, however, that nothing contained herein shall preclude or inhibit Remainco from asserting against Persons who do not constitute Spinco Indemnitees any defenses available to the Person that incurred or holds such Remainco Liability), (4) whether asserted or determined on, prior to or subsequent to the Spinco Distribution, or (5) whether arising from or alleged to arise from negligence, recklessness, violation of Law, fraud or misrepresentation by any member of the Remainco Group or the Spinco Group, or any of their respective directors, officers, employees, agents, Subsidiaries or Affiliates.

(b) The Parties acknowledge and agree that, except for such rights as are otherwise expressly provided in this Agreement or any Ancillary Agreements, none of Spinco, or any member of the Spinco Group shall acquire or be permitted to retain any direct or indirect right, title or interest in any Remainco Assets through the Transfer of all of the authorized and outstanding equity interests in the members of the Spinco Group and that if any of the members of the Spinco Group owns, leases or has the right to use any such Remainco Assets, all such rights, title and interests in such Remainco Assets shall be Transferred to Remainco at or prior to the Spinco Distribution pursuant to this Section 2.1 or, following the Spinco Distribution, as contemplated by Section 2.4, 2.8 or 2.11, as applicable.

(c) Each of Spinco and Remainco hereby waives, on behalf of itself and each of the members of its Group, compliance by each member of the other Party’s respective Group with the requirements and provisions of the “bulk-sale” or “bulk-transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the transfer or sale of any or all of the Assets to any member of the Spinco Group or the Remainco Group, as applicable.

41

(d) Remainco shall keep RMT Partner reasonably informed, on a regular basis, about the progress of implementing the Separation Plan. Remainco shall have the right, after consulting in good faith with RMT Partner and after reasonably considering the views of RMT Partner (which RMT Partner shall promptly provide in good faith), to amend or modify the Separation Plan prior to the Spinco Distribution Date; provided, that no change which adversely affects Spinco in a material manner may be made to the Separation Plan prior to termination of the Merger Agreement unless (i) RMT Partner provides prior written consent (not to be unreasonably withheld, conditioned or delayed), (ii) the adverse effect is related to increased Taxes indemnified by Remainco pursuant to the Tax Matters Agreement, or (iii) the adverse effect is related to increased Taxes, not otherwise indemnified by Remainco pursuant to the Tax Matters Agreement, and Remainco indemnifies any such Taxes payable such that Spinco is not adversely affected in a material manner. If RMT Partner does not respond to a request for consent under this Section 2.1(d) within fourteen (14) Business Days of RMT Partner’s receipt thereof, such consent shall be deemed provided hereunder. Remainco shall promptly provide to RMT Partner a true and accurate copy of any amendment, modification or supplement to the Separation Plan. Notwithstanding anything to the contrary in this Section 2.1(d), to the extent that the Separation Plan indicates that a particular step, transaction or action may or may not be undertaken “in the discretion of” Remainco, “to be determined” by Remainco, “at the option of” Remainco, or similar formulation, the Separation Plan shall be modified to reflect the action actually taken or not taken, as determined by Remainco, in Remainco’s reasonable discretion. Without limiting any other provision hereof, each of Remainco and Spinco will take, and will cause each member of its respective Group to take, such actions as are reasonably necessary to consummate the transactions expressly contemplated by the Separation Plan (whether prior to, at or after the time of the Spinco Distribution).

(e) In furtherance of the Transfer of Spinco Assets and the Assumption of Spinco Liabilities provided for in Section 2.1(a)(i) and Section 2.1(a)(ii), on or prior to the Spinco Distribution Date (and thereafter at any time upon the request of Spinco in accordance with Section 2.9): (i) Remainco shall prepare, execute, deliver and record (as applicable), and shall cause the applicable members of its Group to prepare, execute, deliver and record (as applicable), such Conveyancing and Assumption Instruments as and to the extent reasonably necessary or appropriate to evidence the Transfer of all of Remainco’s and the members of the Remainco Group’s right, title and interest in and to the Spinco Assets to the applicable members of the Spinco Group (it being agreed and understood that no such Conveyancing and Assumption Instruments shall require Remainco or any of its Affiliates to make any representations or warranties, express or implied, not contained in this Agreement or agree to any covenants or other obligations effective after the Spinco Distribution (except to the extent required to comply with applicable Law, and in which case the Parties and the parties to such Conveyancing and Assumption Instrument(s) shall enter into such supplemental agreements or arrangements as are effective to preserve the allocation of economic benefits and burdens contemplated by this Agreement and the Ancillary Agreements)), including an agreement not to bring any claims against each other under or relating to such Conveyancing and Assumption Instruments other than pursuant to this Agreement or an Ancillary Agreement and (ii) Spinco shall prepare, execute, deliver and record (as applicable) such Conveyancing and Assumption Instruments (in each case in a form that is consistent with the terms and conditions of this Agreement, required by applicable Law to record or register transfer of title in each applicable jurisdiction, or otherwise customary in the jurisdiction in which the relevant Liabilities are located and reasonably acceptable to the Parties and RMT Partner) as and to the extent reasonably necessary to evidence the valid and effective assumption of the Spinco Liabilities by the applicable members of the Spinco Group (it being agreed and understood that no such Conveyancing and Assumption Instruments shall require Spinco or any of its Affiliates to make any representations or warranties, express or implied, not contained in this Agreement or agree to any covenants or other obligations effective after the Spinco Distribution (except to the extent required to comply with applicable Law, and in which case the Parties and the parties to such Conveyancing and Assumption Instrument(s) shall enter into such supplemental agreements or arrangements as are effective to preserve the allocation of economic benefits and burdens contemplated by this Agreement and the Ancillary Agreements)). Notwithstanding anything herein to the contrary, no quitclaim deed shall be used as a Conveyancing and Assumption Instrument.

42

(f) In furtherance of the Transfer of Remainco Assets and the Assumption of Remainco Liabilities provided for in Section 2.1(a)(iii) and Section 2.1(a)(iv), prior to or on the Spinco Distribution Date: (i) Spinco shall execute and deliver, and shall cause any applicable members of the Spinco Group to prepare, execute, deliver and record (as applicable), such Conveyancing and Assumption Instruments as and to the extent reasonably necessary or appropriate to evidence the Transfer of all of Spinco’s and the members of its Group’s right, title and interest in and to the Remainco Assets to the applicable members of the Remainco Group (other than Spinco and the Spinco Group) (it being agreed and understood that no such Conveyancing and Assumption Instrument shall require Spinco or any of its Affiliates to make any representations or warranties, express or implied, not contained in this Agreement or agree to any covenants or other obligations effective after the Spinco Distribution (except to the extent required to comply with applicable Law, and in which case the Parties and the parties to such Conveyancing and Assumption Instrument(s) shall enter into such supplemental agreements or arrangements as are effective to preserve the allocation of economic benefits and burdens contemplated by this Agreement and the Ancillary Agreements)), including an agreement not to bring any claims against each other under or relating to such Conveyancing and Assumption Instruments other than pursuant to this Agreement or an Ancillary Agreement and (ii) Remainco shall prepare, execute, deliver and record (as applicable) such Conveyancing and Assumption Instruments (in each case in a form that is consistent with the terms and conditions of this Agreement, required by applicable Law to record or register transfer of title in each applicable jurisdiction, and otherwise customary in the jurisdiction in which the relevant Liabilities are located and reasonably acceptable to the Parties and RMT Partner) as and to the extent reasonably necessary to evidence the valid and effective assumption of the Remainco Liabilities by the applicable members of the Remainco Group (it being agreed and understood that no such Conveyancing and Assumption Instruments shall require Remainco or any of its Affiliates to make any representations or warranties express or implied, not contained in this Agreement or agree to any covenants or other obligations effective after the Spinco Distribution (except to the extent required to comply with applicable Law, and in which case the Parties and the parties to such Conveyancing and Assumption Instrument(s) shall enter into such supplemental agreements or arrangements as are effective to preserve the allocation of economic benefits and burdens contemplated by this Agreement and the Ancillary Agreements)). Notwithstanding anything herein to the contrary, no quitclaim deed shall be used as a Conveyancing and Assumption Instrument.

43

(g) With respect to the transfer, directly or indirectly, in connection with the transactions contemplated hereby, of real property (the “Transferred Real Property”), the restrictions set forth on Exhibit A attached hereto (the “Real Property Restrictions”) shall apply unless Remainco determines that compliance with one or more of the Real Property Restrictions is not necessary based on the facts and circumstances existing at the time thereof. In furtherance of the foregoing, prior to the Spinco Distribution, Remainco shall be permitted to cause the transferor of any Transferred Real Property to exclude or modify to be less stringent any or all of the Real Property Restrictions from the respective Conveyancing and Assumption Instrument. With respect to any Transferred Real Property that constitutes a Spinco Asset, Spinco may (or RMT Partner may, on Spinco’s behalf) request that the transferor of such Transferred Real Property remove one or more Real Property Restrictions in the event that facts and circumstances reasonably warrant such removal, and, provided that Remainco consents in writing to such removal (such consent not to be unreasonably withheld, conditioned or delayed), the transferor shall, at the expense of the requesting Party (or applicable member of its Group) (or in the case of a request by RMT Partner, at RMT Partner’s expense), reasonably cooperate to remove such Real Property Restrictions. Unless and until the Real Property Restrictions have been removed, each Party shall, and shall cause the other members of its Group and its and their respective transferees to, comply with the Real Property Restrictions.

(h) From the date hereof until the date that is thirty (30) days prior to the anticipated date of the Spinco Distribution, RMT Partner may identify in writing to Remainco any Asset it reasonably believes is necessary to conduct, in all material respects, the Spinco Business immediately after the Spinco Distribution in substantially the same manner as conducted on the date hereof and that it reasonably believes is not presently a Spinco Asset or otherwise reasonably addressed (or anticipated to be addresed) by an Ancillary Agreement (a “Necessary Asset Request”). To the extent such Asset (i) is not already a Spinco Asset, (ii) is not Remainco Owned Real Property or Remainco Leased Real Property, (iii) is not related to a service excluded in Section 6.28 of the Spinco Disclosure Schedule, (iv) is not reasonably addressed by an Ancillary Agreement and (v) is necessary (taking into account the services contemplated to be available under the Transition Services Agreement and RMT Partner’s existing infrastructure (taking into account the needs of RMT Partner following Closing and the sufficiency of such existing infrastructure)) to conduct, in all material respects, the Spinco Business immediately after the Spinco Distribution in substantially the same manner as conducted on the date hereof (such Asset a “Supplemental Spinco Asset”) Remainco shall provide an accommodation with respect to such Asset so as to allow Spinco to conduct, in all material respects, the Spinco Business immediately after the Spinco Distribution in substantially the same manner as conducted on the date hereof. The form, nature and extent of such accommodation shall be determined by Remainco, acting reasonably, in consultation with RMT Partner, and may (but is not required to) include, among other things, a Transfer of the applicable Asset or the establishment of a license or similar alternative arrangement; provided, that at all times, at a minimum, such accommodation shall allow Spinco to conduct, in all material respects, the Spinco Business immediately after the Spinco Distribution in substantially the same manner as conducted on the date hereof. To the extent any accommodation requires the services of a Third Party, Remainco will use commercially reasonable efforts to procure such services at substantially the same cost as currently provided to Spinco or Remainco. To the extent such accommodation is not in the form of a Transfer of Assets, Remainco and RMT Partner shall negotiate the terms of such license or alternative arrangement in good faith and on terms consistent (including cost) with the basis on which similar services are currently provided from Remainco to Spinco or in other comparable transactions. If Remainco undertakes to Transfer the Assets to Spinco, such Assets shall be deemed Spinco Assets for all purposes of this Agreement and any and all Liabilities, to the extent related to such Asset, shall be deemed Spinco Liabilities for all purposes of this Agreement.

44

(i) Following the receipt of any Necessary Asset Request, Remainco will respond in writing within thirty (30) days to such Necessary Asset Request indicating either (i) its plans with respect to an appropriate accommodation or (ii) that the Asset identified in such Necessary Asset Request is not a Supplemental Spinco Asset (a “Necessary Asset Response”). Following the receipt of a Necessary Asset Response, Remainco and RMT Partner shall, in the case of clause (i) either (A) cooperate in good faith to procure the Transfer of such Asset or (B) negotiate in good faith for a period of thirty (30) days (which may, for the avoidance of doubt, be following the Spinco Distribution) with respect to the terms of such accommodation in accordance with the foregoing or, in the case of clause (ii), to the extent RMT Partner disputes Remainco’s determination, negotiate in good faith for a period of thirty (30) days to resolve such dispute (such period, or such period set forth in clause (B) a “Supplemental Asset Negotiating Period”). If Remainco and RMT Partner are unable to reach agreement by the conclusion of the Supplemental Asset Negotiating Period, either Remainco or RMT Partner may initiate arbitration pursuant to Section 9.1(c) of this Agreement and such dispute will be resolved in accordance therewith. For the avoidance of doubt, no General Negotiating Period shall be required in connection with any such arbitration.

Section 2.2 Separation Committee. To the extent permitted by applicable Law, as promptly as reasonably practicable after the date hereof Remainco and RMT Partner shall form a separation committee (the “Separation Committee”) comprised of three (3) members appointed by Remainco and three (3) members appointed by RMT Partner, which Separation Committee shall discuss and monitor the implementation of the transactions set forth in the Separation Plan. The members of the Separation Committee appointed by Remainco shall ensure that the members of the Separation Committee appointed by RMT Partner are kept reasonably informed with respect to the implementation of the Separation Plan and with the overall progress of the Separation, and Remainco shall consult in good faith with RMT Partner regarding any timely and reasonable input from the members of the Separation Committee appointed by RMT Partner with respect thereto. Following the appointment of the members after the date hereof, and until the Spinco Distribution, the Separation Committee will meet at least once per month on a date mutually acceptable to the members, and the Separation Committee may have additional meetings from time to time if the members so elect. All such meetings will be held telephonically unless otherwise agreed between the members. For the avoidance of doubt, the Separation Committee will neither control, direct nor interfere with the Separation, Distribution or day to day management or operations of the Spinco Business. The Separation Committee shall put in place all such processes as may be required to ensure that no information is exchanged that would be prohibited by applicable Law.

45

Section 2.3 Conditions to the Internal Reorganization. The obligations of Remainco pursuant to this Agreement to effect the Internal Reorganization are subject to the fulfillment (or waiver by Remainco) at or prior to the Spinco Distribution of the following conditions:

(a) each of the parties to the Merger Agreement has irrevocably confirmed to each other that each condition in Article IX of the Merger Agreement to such party’s respective obligations to effect the Merger (i) has been satisfied, (ii) will be satisfied at the time of the Spinco Distribution, or (iii) subject to applicable Laws, is or has been waived by such party, as the case may be; and

(b) Remainco and Spinco shall have received any necessary permits and authorizations under state securities or “blue sky” laws, the Securities Act and the Exchange Act in connection with the Distribution and such permits and authorizations shall be in effect.

46

Section 2.4 Shared Contracts; Consents.

(a) Treatment of Shared Contracts. Without limiting the generality of the obligations set forth in Section 2.1:

(i) Unless the benefits of a Shared Contract are conveyed to a Party (or member of its Group) pursuant to an Ancillary Agreement, (A) each of Remainco and Spinco shall, and shall cause the applicable member(s) of their Group to, use commercially reasonable efforts to assign in part any Contract that is a Shared Contract to the applicable member(s) of the applicable Group, if so assignable, or, appropriately amend, bifurcate, replicate or otherwise modify such Shared Contract (in a form reasonably acceptable to Remainco and Spinco) prior to, at or after the Spinco Distribution, so that Remainco and Spinco or the members of their respective Groups shall be entitled to the rights and benefits, and shall Assume the related portion of any Liabilities, inuring to their respective Businesses (each, a “Partial Assignment”); provided, however, that (x) in no event shall any member of any Group be required to assign (or amend) any Shared Contract in its entirety or to assign a portion of any Shared Contract (including any Policy) which is not assignable (or cannot be amended or otherwise modified) by its terms (including any terms imposing Consents or conditions on an assignment where such Consents or conditions have not been obtained or fulfilled) or under applicable Law or any Shared Contract that is a Non-Material Shared Contract, (y) if in connection with the assignment, bifurcation, replication or other modification of a Shared Contract with annual spend by the Spinco Business in excess of ten million dollars ($10,000,000) either (1) the approval of a Third Party (other than by a Governmental Entity) is required to assign or amend such Shared Contract, or (2) such Shared Contract is being replicated and in the case of either (1) or (2) the costs of such Shared Contract attributable to the Spinco Business would increase in a material amount relative to the Spinco Business’ spend under such Shared Contract in the twelve (12) months prior to the date hereof, such assignment, amendment, bifurcation, or other modification or replication of such Shared Contract shall not proceed without the prior written consent of RMT Partner; provided, that to the extent the Shared Contract is specifically addressed in a report delivered in connection with a meeting of the Separation Committee (which report describes the annual spend under such Shared Contract) then notice with respect to the treatment of to such Shared Contract described in such report shall be deemed provided and RMT Partner shall be deemed to have provided its consent with respect thereto to the extent any of its members attended the meeting of the Separation Committee and did not object in writing to such assignment, amendment, or other modification or replication within ten (10) Business Days of such meeting and (z) if any Shared Contract cannot be so partially assigned by its terms or otherwise, cannot be amended or otherwise modified or if such assignment or amendment or modification would impair the benefit the parties thereto derive from such Shared Contract or if such Shared Contract constitutes a Non-Material Shared Contract, (A) the Parties shall, and shall cause each of their respective Subsidiaries to, use commercially reasonable efforts to take such other reasonable and permissible actions to cause a member of the Spinco Group or the Remainco Group as the case may be, to, in each case, (I) receive the benefit of that portion of each Shared Contract that relates to the Remainco Business or the Spinco Business, as the case may be (in each case, to the extent so related) as if such Shared Contract had been assigned to (or amended or otherwise modified for the benefit of) a member of the applicable Group pursuant to this Section 2.4(a) (including, enforcing on the applicable Group’s behalf any and all of such Group’s rights against such Third Party under such Shared Contract solely to the extent related to the applicable Group’s respective Business (or applicable portion thereof)) and (II) bear the burden of the corresponding Liabilities (including any Liabilities that may arise by reason of such arrangement) as if such Liabilities had been Assumed by a member of the applicable Group pursuant to this Section 2.4(a), including expenses related to enforcing rights under such Shared Contract against the Third Party counterparty thereto solely to the extent related to the applicable Group’s respective Business (or applicable portion thereof); and indemnifying each other Group against all Indemnifiable Losses to the extent arising out of any actions (or omissions to act) taken by such other Group with respect to such Shared Contract at the direction of such first Party (except to the extent arising out of or related to gross negligence, fraud or willful misconduct by such other Group) (for the avoidance of doubt, in the event that any rights in connection with a Force Majeure Event or similar event are exercised under a Shared Contract, the benefits and burdens with respect to such Shared Contract (as modified by such Force Majeure Event or similar event) shall, if reasonably practicable, be shared proportionally or, if not reasonably practicable, in such other manner as would be most equitable, among the Groups related to such Contract (or in any other manner as may be agreed in good faith by the relevant Parties whose Group is related to such contract), in each case, to the extent so related to the Remainco Business or the Spinco Business) and (B) to the extent that the Parties cannot effect a Partial Assignment in accordance with this Section 2.4(a), or cannot implement the arrangements set forth in clause (A), within 180 days of the Spinco Distribution Date, the Parties shall use commercially reasonable efforts to, if requested by any Party, seek mutually acceptable alternative arrangements (including subcontracting, sublicensing, subleasing or back-to-back agreement) for the purpose of allocating rights and liabilities and obligations to each Group under such Shared Contract reflecting the principles set forth in clause (A) of this provision (an “Acceptable Alternative Arrangement”).

47

(ii) Each Party shall, and shall cause the other members of its Group to, use its commercially reasonable efforts to obtain the required Consents to complete a Partial Assignment of any Shared Contract (other than any Non-Material Shared Contract) as contemplated by this Agreement. Notwithstanding anything herein to the contrary, no Partial Assignment of any Shared Contract or Acceptable Alternative Arrangement shall be completed if it would violate any applicable Law or the rights of any Third Party to such Shared Contract.

(iii) To the extent permitted by applicable Law, each of Spinco and Remainco shall, and shall cause the members of its respective Group to, (A) treat for all Tax purposes the portion of each Shared Contract inuring to its respective Businesses as Assets owned by, and/or Liabilities of, as applicable, such Party or the members of such Party’s Group, as applicable, not later than the Spinco Distribution and (B) neither report nor take any Tax position (on a Tax Return or otherwise) inconsistent with such treatment (unless required by a change in applicable Tax Law or good faith resolution of a Tax Contest relating to income Taxes).

(iv) With respect to Liabilities pursuant to, under or relating to a Shared Contract to the extent relating to occurrences from and after the Spinco Distribution, such Liabilities shall, unless otherwise allocated pursuant to this Agreement or any Ancillary Agreement, be allocated among Spinco and Remainco as follows:

(1) If such Liability is incurred exclusively in respect of the Remainco Business or exclusively in respect of the Spinco Business, such Liability shall be allocated to Remainco or the applicable member of its Group (in respect of the Remainco Business) or Spinco or the applicable member of its Group (in respect of the Spinco Business);

(2) If such Liability cannot be so allocated under clause (1) above, such Liability shall be allocated to Spinco or Remainco, as the case may be, based on the relative proportions of total benefit received (over the term of the Shared Contract remaining as of the date of the Spinco Distribution) by the Spinco Business and Remainco Business, respectively, under the relevant Shared Contract after the Spinco Distribution Date; and

(3) Notwithstanding the foregoing in clauses (1) and (2) above, each of Spinco or Remainco shall be responsible for any and all such Liabilities to the extent arising from its (or its Subsidiary’s) breach after the Spinco Distribution of the relevant Shared Contract.

(v) None of Spinco or Remainco or any of the members of their respective Group or their Affiliates shall be required to commence any litigation or offer or pay any money or otherwise grant any accommodation (financial or otherwise) to any Third Party to (x) obtain any new Contract or Partial Assignment with respect to any Shared Contract, as the case may be or (y) obtain any Consent necessary to enter into an Acceptable Alternative Arrangement; provided, however, any Party to which the benefit of a new Contract, Partial Assignment or Acceptable Alternative Arrangement would inure pursuant to this Section 2.4(a) may request that the Party that is allocated such Shared Contract as a Remainco Asset or Spinco Asset commence litigation, which request shall be considered in good faith by such Party; provided, further, that such Party’s good faith determination not to commence litigation shall not in and of itself constitute a breach of this Section 2.4(a)(v), but the foregoing shall not preclude consideration of a Party’s good faith for purposes of determining compliance with Section 2.4(a)(v).

48

(vi) From and after the Spinco Distribution, the Party to whose Group a Shared Contract has been allocated shall not (and shall cause the other members of its Group not to), without the consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed) (x) waive any rights under such Shared Contract to the extent related to the Business, Assets or Liabilities of such other Party, (y) terminate (or consent to be terminated by the counterparty) such Shared Contract except in connection with (1) the expiration of such Shared Contract in accordance with its terms (it being understood, for the avoidance of doubt, that sending a notice of non-renewal to the counterparty to such Shared Contract in accordance with the terms of such Shared Contract is expressly permitted) or (2) a partial termination of such Shared Contract that would not reasonably be expected to impact any rights under such Shared Contract related to the Business, Assets or Liabilities of such other Party or Parties or any of its or their respective Subsidiaries, or (z) amend, modify or supplement such Shared Contract in a manner material (relative to the existing rights and obligations related to such other Party’s Business, Assets or Liabilities under such Shared Contract) and adverse to the Business, Assets or Liabilities of such other Party or any of its Subsidiaries. From and after the Spinco Distribution, as applicable, if a member of a Group (the “Notice Recipient”) receives from a counterparty to a Shared Contract a formal notice of breach of such Shared Contract that would reasonably be expected to impact the other Group, the Notice Recipient shall provide written notice to the other Party as soon as reasonably practicable (and in no event later than five (5) Business Days following receipt of such notice) and the Parties shall consult with respect to the actions proposed to be taken regarding the alleged breach. If a Group (the “Notifying Party”) sends to a counterparty to a Shared Contract a formal notice of breach of such Shared Contract that would reasonably be expected to impact another Group, the Notifying Party shall provide written notice to the other Party as soon as reasonably practicable (and in any event no less than five (5) Business Days prior to sending such notice of breach to the counterparty), and the Parties shall consult with each other regarding such alleged breach. From and after the Spinco Distribution, as applicable, no Party shall (and shall cause the other members of its Group not to) breach any Shared Contract to the extent such breach would reasonably be expected to result in a loss of rights, or acceleration of obligations, of any member of the other Party’s Group (or related to its Business, Assets or Liabilities under such Shared Contract) pursuant to (X) such Shared Contract, (Y) any Partial Assignment related to such Shared Contract or (Z) any other Contract with the counterparty to such Shared Contract (or any of its Affiliates) in existence at the time of the Spinco Distribution that contains cross-default or similar provisions related to such Shared Contract.

49

(b) Consents. Each Party shall, and shall cause each member of its respective Group to, use commercially reasonable efforts to obtain, as promptly as practicable after the date hereof, the required Consents for the Transfer of any Assets, Contracts, licenses, permits and authorizations issued by any Governmental Entity or parts thereof as contemplated by this Agreement. Notwithstanding anything herein to the contrary, no Contract or other Asset shall be transferred if it would violate applicable Law or, in the case of any Contract, the rights of any Third Party to such Contract; provided that Sections 2.4(a) and 2.8, to the extent provided therein, shall apply thereto.

(c) Prior to the Spinco Distribution, Remainco shall keep RMT Partner reasonably informed of the progress with respect to the Separation of Shared Contracts pursuant to this Section 2.4.

Section 2.5 Calculation of and Adjustments to the Spinco Special Cash Payment.

(a) No later than ten (10) Business Days prior to the anticipated Spinco Distribution Date, and following reasonable consultation with RMT Partner, Remainco shall, at its expense, prepare and submit to Spinco and RMT Partner a written statement (the “Estimated Statement”) setting forth, in reasonable detail, Remainco’s good faith estimates of the amounts of (i) Net Working Capital of Spinco as of immediately prior to the Spinco Distribution prepared and calculated in accordance with the Accounting Principles (including the example calculation of Net Working Capital set forth in Schedule 1.1(4)) (“Estimated Net Working Capital”), (ii) Spinco Indebtedness as of immediately prior to the Spinco Distribution (“Estimated Spinco Indebtedness”), (iii) the Spinco Expense Reimbursement (“Estimated Spinco Expense Reimbursement”) and (iv) the Spinco Special Cash Payment (reflecting any deduction of the French Consideration to the extent applicable). Each of Remainco, Spinco and RMT Partner shall provide the others in a timely fashion with all information and supporting documentation reasonably requested by any of them in connection with the preparation and review of the Estimated Statement. Spinco may (and, at RMT Partner’s request, shall) provide Remainco with comments to the Estimated Statement, and Remainco, Spinco and RMT Partner shall cooperate reasonably and in good faith to address any such comments, and Remainco shall reflect any mutually agreed upon changes in the Estimated Statement used for determining the payment of the Spinco Special Cash Payment made pursuant to Section 2.5(b).

(b) Promptly following the Spinco Distribution Date, but in no event later than ninety days (90) after the Spinco Distribution Date, Spinco shall, at its expense, prepare and submit to Remainco a written statement (the “Proposed Final Statement”) prepared and calculated in accordance with the Accounting Principles setting forth, in reasonable detail using the format set forth in the Estimated Statement, Spinco’s calculation of (i) Net Working Capital of Spinco as of immediately prior to the Spinco Distribution prepared and calculated in accordance with the Accounting Principles (including the example calculation of Net Working Capital set forth in Schedule 1.1(4)), (ii) Spinco Indebtedness as of immediately prior to the Spinco Distribution, (iii) the Spinco Expense Reimbursement and (iv) the Spinco Special Cash Payment (reflecting any deduction of the French Consideration to the extent applicable); provided, that such ninety (90) day period to prepare and submit the Proposed Final Statement may be extended one time by forty-five (45) days upon the written consent of each of the Parties. Each of Remainco, Spinco and RMT Partner shall provide the others in a timely fashion with all information and supporting documentation reasonably requested by any of them in connection with the preparation and review of the Proposed Final Statement.

50

(c) In the event Remainco disputes the correctness of the calculations in the Proposed Final Statement, Remainco shall notify Spinco in writing of its objections within sixty (60) days after receipt of the Proposed Final Statement, and shall set forth, in writing and in reasonable detail, the reasons for Remainco’s objections and Remainco’s proposed adjustments. To the extent Remainco does not object within the time period contemplated by this Section 2.5(c) to a matter in, or component of, the Proposed Final Statement, Remainco shall be deemed to have accepted Spinco’s calculation and presentation in respect of the matter or component and the matter or component shall be deemed accepted by Remainco. Remainco and Spinco shall negotiate in good faith to resolve any disputed matters within thirty (30) days after Spinco’s receipt of Remainco’s notice of objections. If Remainco and Spinco are unable to resolve such disputed matters in writing within thirty (30) days, Remainco and Spinco jointly shall, as soon as practicable and in any event within fifteen (15) days after the expiration of such thirty-day negotiation period, engage a nationally known independent accounting firm mutually agreed in writing by Spinco and Remainco after the Spinco Distribution, which firm shall not be the then regular auditors of, or have any material relationship with, Remainco, Spinco or RMT Partner (the firm so engaged, “Unaffiliated Accounting Firm”), to resolve the matters in dispute (in a manner consistent with this Section 2.5(c)). Remainco, Spinco and RMT Partner shall collectively engage the Unaffiliated Accounting Firm and each of them agree to execute, if requested by the Unaffiliated Accounting Firm, a commercially reasonable engagement letter with the Unaffiliated Accounting Firm (including customary indemnities in favor of the Unaffiliated Accounting Firm). Promptly after collective engagement of the Unaffiliated Accounting Firm, Remainco and Spinco shall provide the Unaffiliated Accounting Firm with a copy of this Agreement, the Accounting Principles, the Proposed Final Statement and Remainco’s written notice of objections thereto. Each of Remainco and Spinco shall deliver to the Unaffiliated Accounting Firm and to the other party simultaneously a written submission of its final position with respect to each of the matters in dispute (which position may be different than the position set forth in or contemplated by the Proposed Final Statement or Remainco’s notice of objections, but may not be outside of the range of the applicable amount as set forth in the Proposed Final Statement and the calculation of such amounts set forth in Remainco’s notice of objections) within thirty (30) days of the engagement of such Unaffiliated Accounting Firm. Each of Remainco and Spinco shall thereafter be entitled to submit a rebuttal to the other’s submission, which rebuttals shall be delivered to the Unaffiliated Accounting Firm and to the other Party simultaneously within fifteen (15) days of the delivery of the Parties’ initial submissions to the Unaffiliated Accounting Firm and each other. The Unaffiliated Accounting Firm may request additional information solely to the extent necessary to resolve the matter in dispute from either Party, but absent such a request neither Remainco, Spinco or RMT Partner may make (nor permit any of their Affiliates or Representatives to make) any additional submission to the Unaffiliated Accounting Firm or otherwise communicate with the Unaffiliated Accounting Firm, and in no event shall any of Remainco, Spinco or RMT Partner (i) communicate (or permit any of its Affiliates or Representatives to communicate) with the Unaffiliated Accounting Firm without providing the others a reasonable opportunity to participate in such communication or (ii) make (or permit any of its Affiliates or Representatives to make) a written submission to the Unaffiliated Accounting Firm unless a copy of such submission is simultaneously provided to the others. The Unaffiliated Accounting Firm shall have thirty (30) days following submission of the rebuttals to review the documents provided to it pursuant to this Section 2.5(c) and to deliver its written determination with respect to each of the items in dispute submitted to it for resolution. In making its determination, the Unaffiliated Accounting Firm shall act as an expert and not as an arbitrator, and shall be expressly authorized to calculate the amounts of the relevant items in accordance with the terms of this Section 2.5 (including any limitations set forth herein) and to resolve disputes with respect to whether the individual disputed items on the Proposed Final Statement were prepared in accordance with the terms of this Agreement (including whether any event or amount its properly the subject matter of any applicable definition or term giving rise to an adjustment under this agreement) including, as may be necessary in connection therewith, to interpret the definitions of Account Principles. Net Working Capital, Spinco Indebtedness, Spinco Expense Reimbursement and Spinco Special Cash Payment, in each case, as of immediately prior to the Spinco Distribution; provided, that such thirty (30) day period may be extended by one fifteen (15) period by the Unaffiliated Accounting Firm in its reasonable discretion upon written notice to the Parties. The Unaffiliated Accounting Firm shall resolve the differences regarding the Proposed Final Statement based solely on the information provided to the Unaffiliated Accounting Firm by Remainco, Spinco and RMT Partner pursuant to the terms of this Agreement and not by independent review. In resolving each disputed item, the Unaffiliated Accounting Firm shall make its determination based on the facts and materials presented and the other relevant terms of this Agreement, and may not assign a value for any item that is greater than the greatest value claimed for such item by either Remainco, Spinco or RMT Partner or smaller than the smallest value for such item claimed by Remainco, Spinco or RMT Partner. The determination of the Unaffiliated Accounting Firm in respect of the correctness of each matter remaining in dispute, and any required adjustments resulting therefrom, shall be final, conclusive and binding on Remainco, Spinco and RMT Partner and not subject to appeal by any of them, and judgment thereof may be entered or enforced in any court of competent jurisdiction. With respect to any “estimated” item such item shall be “final” pursuant to this Section 2.5(c) for purposes of calculating the Final Spinco Special Cash Payment whether by failure of Remainco to deliver an objection to the Proposed Final Statement, by mutual agreement between Remainco and Spinco or by determination of the Unaffiliated Accounting Firm.

51

(d) Not later than five (5) Business Days after the applicable final determination of the Spinco Special Cash Payment pursuant to Section 2.5(c), a payment by wire transfer of immediately available funds in respect thereof shall be made as follows:

(i) if the Final Spinco Special Cash Payment is greater than the Spinco Special Cash Payment, then an amount equal to such excess shall be paid by Spinco to Remainco; and

(ii) if the Spinco Special Cash Payment is greater than the Final Spinco Special Cash Payment, then an amount equal to such excess shall be paid by Remainco to Spinco.

(e) For the avoidance of doubt, the Net Working Capital of Spinco, Spinco Indebtedness, Excess Spinco Cash Amount and the Spinco Expense Reimbursement shall all be calculated for the purposes of this Section 2.5 and in the calculation of the Spinco Special Cash Payment and Final Spinco Special Cash Payment as of immediately prior to the Spinco Distribution and shall (i) be based exclusively on the facts and circumstances as they exist as of immediately prior to the Spinco Distribution and (ii) entirely disregard (x) any and all effects on Spinco and its Subsidiaries (including the assets and liabilities of Spinco and its Subsidiaries) as a result of the transactions contemplated by this Agreement and the Merger Agreement (for the avoidance of doubt, other than with respect to the calculation of the Spinco Expense Reimbursement) or of any financing or refinancing arrangements entered into at any time by RMT Partner or any other transaction entered into by RMT Partner in connection with the consummation of the transactions contemplated by this Agreement and the Merger Agreement, and (y) any of the plans, transactions, fundings, payments or changes which RMT Partner initiates or makes or causes to be initiated or made on or after the Closing with respect to Spinco and its Subsidiaries or their business or assets, or any facts or circumstances that are unique or particular to RMT Partner or any of its assets or liabilities. The calculations pursuant to this Section 2.5 are solely to calculate the Spinco Special Cash Payment in connection with payment thereof prior to the Spinco Distribution and to measure differences between the Spinco Special Cash Payment and the Final Spinco Special Cash Payment following the Closing, and are not intended to permit the introduction of new accounting methodologies, principles, conventions, policies and procedures.

52

(f) Within ninety (90) days following the date hereof, Remainco shall deliver to RMT Partner a list of countries where the Spinco Business or legal entities that are members of the Spinco Group operate and setting forth with respect to each such country an appropriate amount of operating cash for such country, based upon Remainco’s reasonable determination of the typical cash needs of the Spinco Business in such country (the “Operating Cash List”). RMT Partner shall have sixty (60) days to respond to the Operating Cash List. If at the conclusion of such sixty (60) day period RMT Partner shall not have provided any comments to the to the Operating Cash List, the operating cash set forth therein shall be the applicable amount with respect to each country for the purpose of the definition of operating cash in the definition of Excess Spinco Cash Amount. To the extent RMT Partner challenges all or any portion of the Operating Cash List, RMT Partner and Remainco shall negotiate in good faith for a period of thirty (30) days. If at the end of such thirty (30) day period the parties are unable to agree then the parties shall engage a consultant, acting as an expert and not as an arbitrator, to assign operating cash balances in each disputed country based on the typical cash needs of the Spinco Business of such country, with such determination to be final and binding on the parties.

53

(g) Within sixty (60) days following the Spinco Distribution Date, Remainco shall deliver to Spinco a detailed work plan on how to distribute Trapped Cash Amounts to Spinco (the “Repatriation Plan”). Spinco shall have thirty (30) days following delivery of the Repatriation Plan to review such plan. If at the conclusion of such thirty (30) day period Spinco has not delivered any objection to the Repatriation Plan, the True Trapped Cash Amount shall be determined based on what can be distributed in the Repatriation Plan. If Spinco raises any objection to the Repatriation Plan prior to the conclusion of such thirty (30) day period, the Parties shall negotiate in good faith for a period of thirty (30) days thereafter. If the Parties are unable to resolve such dispute by the conclusion of such thirty (30) day period Remainco shall engage, with the consent of Spinco (not to be unreasonably withheld, conditioned or delayed), a nationally recognized third-party consulting firm to determine whether the distributions described in the Repatriation Plan delivered by Remainco would be permitted by applicable Law and can be accomplished without unreasonable burden to Spinco. To the extent the consulting firm determines that the distributions in the Repatriation Plan (x) are not permitted under applicable Law or (y) cannot be accomplished without unreasonable burden to Spinco the consultant shall, at the cost of Remainco, revise the Repatriation Plan as promptly as practicable to permit the maximum amount of distributions to be permitted by applicable Law and without unreasonable burden to Spinco and the True Trapped Cash Amount shall be determined based on what can be distributed in the Repatriation Plan. The consulting firm shall act as an expert and not as an arbitrator, and the determination of the consulting firm shall be final and binding of the Parties. For the avoidance of doubt, the determination of what is distributable in the Repatriation Plan shall take into account the distributable reserves of the appropriate member of the Spinco Group (calculated in accordance with applicable Law and based on the balance sheet of such member of the Spinco Group as of immediately prior to the Spinco Distribution) and the paid in capital of the applicable member of the Spinco Group (calculated as the amount of any contribution less the par value of any shares issued in respect thereof (if any) and based on the balance sheet of such member of the Spinco Group as of immediately prior to the Spinco Distribution).

(h) Within ten (10) Business Days of the earlier of (x) the date that is the sixty-first (61st) day following the delivery of the Repatriation Plan if no objection is received prior thereto from Spinco or (y) the date upon which both the Repatriation Plan and the True Trapped Cash Amount have been definitively determined in accordance with this Section, whether by agreement of the parties or by resolution of the consulting firm, Spinco shall pay to Remainco, by wire transfer of immediately available funds to an account designated in writing by Remainco, the Excess Spinco Cash Amount. Any Dispute regarding the calculation thereof following the procedures in this Section shall be resolved pursuant to Article IX.

Section 2.6 Intergroup Accounts; Intercompany Accounts. Except as set forth in Section 7.1(c), any and all intercompany receivables, payables, loans and balances between any member of the Remainco Group, on the one hand, and the Spinco Group, on the other hand (collectively, the “Intergroup Accounts”), as of immediately prior to the Spinco Distribution shall be satisfied and/or settled in full by means of a cash payment, dividend, capital contribution, a combination of the foregoing, or otherwise cancelled and terminated or extinguished, in each case in accordance with the Separation Plan, prior to the Spinco Distribution, and, if not settled prior to such time, shall be deemed terminated and released at such time. Each Party shall, at the reasonable request of any other Party, take, or cause to be taken, such other actions as may be reasonably necessary to acknowledge the foregoing.

54

Section 2.7 Limitation of Liability; Intergroup Contracts.

(a) No Party shall have any Liability to any other in the event that any information exchanged or provided pursuant to this Agreement (but excluding any such information included in a Distribution Disclosure Document or Financing Disclosure Document) which is an estimate or forecast, or which is based on an estimate or forecast, is found to be inaccurate.

(b) Except as set forth in Section 2.7(c), no Party or any other member of its Group shall be liable to any other Party or any other member of such other Party’s Group based upon, arising out of or resulting from any Contract, arrangement, course of dealing or understanding existing on or prior to the Spinco Distribution (other than this Agreement, the Merger Agreement, the Ancillary Agreements, and the Continuing Arrangements) and each Party (on behalf of itself and each other member of its Group) hereby terminates any and all Contracts, arrangements, course of dealings or understandings between or among it or any of its other Group members, on the one hand, and any other Party or any of its respective Group members, on the other hand, effective as of the Spinco Distribution (other than this Agreement, the Merger Agreement, the Ancillary Agreements, the Continuing Arrangements, and the Conveyancing and Assumption Instruments). No such terminated Contract, arrangement, course of dealing or understanding (including any provision thereof which purports to survive termination) shall be of any further force or effect after the Spinco Distribution. The Parties shall, and shall cause the other members of their respective Groups to, execute and deliver such agreements, instruments and other papers as may be required to terminate any such Contract, arrangement, course of dealing or understanding pursuant to this Section 2.7(b) if so requested by a Party.

(c) The provisions of Section 2.7(b) shall not apply to any of the following Contracts, arrangements, course of dealings or understandings (or to any of the provisions thereof): any agreements, arrangements, commitments or understandings to which any Person other than the Parties and their respective Affiliates is a Party (it being understood that (x) to the extent that the rights and obligations of the Parties and the members of their respective Groups under any such Contracts constitute Remainco Assets or Remainco Liabilities or Spinco Assets or Spinco Liabilities, such Contracts shall be assigned or retained pursuant to Article II and (y) the obligations of any member of a Group to any other Group under such Agreement shall be deemed terminated as of the time of the Spinco Distribution with no further liability to any Group as a result thereof).

(d) If any Contract, arrangement, course of dealing or understanding is terminated pursuant to Section 2.7(b), and, but for the mistake or oversight of any Party, would have been listed as continuing and is reasonably necessary for such affected Party to be able to continue to operate its Business in substantially the same manner in which such Businesses were operated immediately prior to the Spinco Distribution, then, at the request of such affected Party made within fifteen (15) months following the Spinco Distribution Date, the Parties shall negotiate in good faith to determine whether and to what extent (including the terms and conditions relating thereto), if any, notwithstanding such termination, such Contract, arrangement, course of dealing or understanding should continue, or as appropriate, be re-instated, following the Spinco Distribution; provided, however, that any Party may determine, in its sole discretion, not to re-instate or otherwise continue any such Contract, arrangement, course of dealing or understanding.

55

Section 2.8 Transfers Not Effected On or Prior to the Spinco Distribution; Transfers Deemed Effective as of the Spinco Distribution.

(a) To the extent that any Transfers or Assumptions contemplated by this Article II shall not have been consummated at or prior to the Spinco Distribution, the Parties shall use commercially reasonable efforts to effect such Transfers or Assumptions as promptly following the Spinco Distribution as shall be practicable. Nothing herein shall be deemed to require or constitute the Transfer of any Assets or the Assumption of any Liabilities which by their terms or operation of Law cannot be Transferred; provided, however, that the Parties and their respective Subsidiaries shall cooperate and use commercially reasonable efforts to seek to obtain, in accordance with applicable Law, any necessary Consents for the Transfer of all Assets and Assumption of all Liabilities contemplated to be Transferred and Assumed pursuant to this Article II to the fullest extent permitted by applicable Law. If in connection with the foregoing in this Section 2.8(a), the approval of any Third Party (other than a Governmental Entity) is required under the terms of a Contract, annual spend by the Spinco Business with respect to such Contract is greater than ten million dollars ($10,000,000) and in connection with obtaining such approval the payments by the Spinco Business would increase in a material amount relative to the existing terms of the Contract, no member of the Remainco Group or Spinco Group shall modify or amend such Contract without the prior written consent of RMT Partner, which consent shall not be unreasonably withheld, delayed or conditioned; provided, that to the extent the Contract is specifically addressed in a report delivered in connection with a meeting of the Separation Committee (which report describes the annual spend under such Contract) then notice with respect the treatment of such Contract described in such report shall be deemed provided and RMT Partner shall be deemed to have provided its consent with respect thereto to the extent any of its members attended the meeting of the Separation Committee and did not object in writing to such assignment, amendment, or other modification or replication within ten (10) Business Days of such meeting. In the event that any such Transfer of Assets or Assumption of Liabilities has not been consummated, from and after the Spinco Distribution (i) the Party (or relevant member in its Group) retaining such Asset shall thereafter hold (or shall cause such member in its Group to hold) such Asset in trust for the use and benefit of the Party entitled thereto (at the expense of the Party entitled thereto) and (ii) the Party intended to Assume such Liability shall, or shall cause the applicable member of its Group to, pay or reimburse the Party retaining such Liability for all amounts paid or incurred in connection with the retention of such Liability. To the extent the foregoing applies to any Contracts (other than Shared Contracts, which shall be governed solely by Section 2.4(a)) to be assigned for which any necessary Consents are not received prior to the Spinco Distribution, the treatment of such Contracts shall, for the avoidance of doubt, also be subject to Section 2.11 and Section 2.12, to the extent applicable. In addition, the Party retaining such Asset or Liability (or relevant member of its Group) shall (or shall cause such member in its Group to) treat, insofar as reasonably possible and to the extent permitted by applicable Law, such Asset or Liability in the ordinary course of business and take such other actions as may be reasonably requested by the Party to which such Asset is to be Transferred or by the Party responsible for Assuming such Liability in order to place such Party, insofar as reasonably possible and to the extent permitted by applicable Law, in the same position as if such Asset or Liability had been Transferred or Assumed as contemplated hereby and so that all the benefits and burdens relating to such Asset or Liability, including possession, use, risk of loss, potential for income and gain, and dominion, control and command over such Asset or Liability, are to inure from and after the Spinco Distribution to the relevant member or members of the Remainco Group or Spinco Group entitled to the receipt of such Asset or required to Assume such Liability. In furtherance of the foregoing, each Party agrees (on behalf of itself and each other member of its Group) that, as of the time of the Spinco Distribution, subject to Section 2.1(a) and Section 2.11(b), each Party and/or each member of its Group shall (i) be deemed to have acquired complete and sole beneficial ownership over all of the Assets, together with all rights, powers and privileges incident thereto, and shall be deemed to have Assumed in accordance with the terms of this Agreement all of the Liabilities, and all duties, obligations and responsibilities incident thereto, which such Party is entitled to acquire or required to Assume pursuant to the terms of this Agreement and (ii) (A) enforce at another Party’s (or relevant member of its Group’s) request, or allow another Party’s Group to enforce in a commercially reasonable manner, any rights of the Party or its Group under such Assets and Liabilities against any other Persons, (B) not waive any rights related to such Assets or Liabilities to the extent related to the Business, Assets or Liabilities of another Party’s Group, (C) not terminate (or consent to be terminated by the counterparty) any Contract that constitutes such Asset except in connection with the expiration of such Contract in accordance with its terms, (D) not amend, modify or supplement any Contract that constitutes such Asset and (E) provide written notice to the applicable other Party as soon as reasonably practicable (and in no event later than five (5) Business Days following receipt) after receipt of any formal notice of breach received from a counterparty to any Contract that constitutes such Asset; provided that the costs and expenses incurred by the responding Party or its Group in respect of any request by another Party in respect of such Assets or Liabilities shall be borne solely by the requesting Party or its Group.

56

(b) If and when the Consents and/or conditions, the potential violation, conflict, absence, non-satisfaction or existence of which caused the deferral of the Transfer of any Asset or deferral of the Assumption of any Liability pursuant to Section 2.8(a), are obtained or satisfied, the Transfer, assignment, Assumption or novation of the applicable Asset or Liability shall be effected as promptly as reasonably practicable without further consideration in accordance with and subject to the terms of this Agreement (including Sections 2.1 and 2.8) and/or the applicable Ancillary Agreement, and shall, to the extent possible without the imposition of any undue or otherwise unreasonable cost on any Party, be deemed to have become effective as of the Spinco Distribution.

(c) The Party (or relevant member of its Group) retaining any Asset or Liability due to the deferral of the Transfer of such Asset or the deferral of the Assumption of such Liability pursuant to Section 2.8(a) or otherwise shall (i) not be obligated, in connection with the foregoing, to expend any money unless the necessary funds are advanced, assumed, or agreed in advance to be reimbursed by the Party (or relevant member of its Group) entitled to such Asset or the Person intended to be subject to such Liability, other than reasonable attorneys’ fees and recording or similar or other incidental fees, all of which shall be reasonably promptly reimbursed by the Party (or relevant member of its Group) entitled to such Asset or the Person intended to be subject to such Liability and (ii) be indemnified for all Indemnifiable Losses or other Liabilities arising out of any actions (or omissions to act) of such retaining Party taken at the direction of the other Party (or relevant member of its Group) in connection with and relating to such retained Asset or Liability, as the case may be. Except as otherwise expressly provided herein, none of Spinco or Remainco or any of their respective Affiliates shall be required to commence any litigation or offer or pay any money or otherwise grant any accommodation (financial or otherwise) to any Third Party with respect to any Assets or Liabilities not Transferred as of the Spinco Distribution; provided, however, that any Party to which such Asset or Liability has not been Transferred or Assumed, respectively, due to the deferral of the Transfer of such Asset or the deferral of the Assumption of such Liability may request that the Party retaining such Asset or Liability commence litigation, which request shall be considered in good faith by the Party retaining such Asset or Liability; provided, further, that a Party’s good faith determination not to commence litigation shall not in and of itself constitute a breach of this Section 2.8(c), but the foregoing shall not preclude consideration of a Party’s good faith for purposes of determining compliance with this Section 2.8(c).

57

(d) Notwithstanding anything else set forth in this Section 2.8 to the contrary, (A) neither Remainco nor any of its Subsidiaries shall be required by this Section 2.8 to take any action that may, in the good faith judgment of Remainco, (x) result in a violation of any obligation which Remainco or any Subsidiary has to any Third Party or (y) violate applicable Law and (B) neither Spinco nor any of its Subsidiaries shall be required by this Section 2.8 to take any action that may, in the good faith judgment of Spinco, (x) result in a Violation of any obligation which Spinco or any such Subsidiary has to any Third Party or (y) violate applicable Law.

(e) [Reserved.]

(f) The failure to obtain a Consent shall not in and of itself constitute a breach of this Agreement; provided that the foregoing shall not preclude consideration of a Party’s efforts in pursuing such Consent for purposes of determining compliance with this Section 2.8.

(g) To the extent permitted by applicable Law, with respect to Assets and Liabilities described in Section 2.8(a), each of Remainco and Spinco shall, and shall cause the members of its respective Group to, (i) treat for all Tax purposes (A) the deferred Assets as assets having been Transferred to and owned by the Party entitled to such Assets not later than the Spinco Distribution and (B) the deferred Liabilities as liabilities having been Assumed and owned by the Person intended to be subject to such Liabilities not later than the time of the Spinco Distribution and (ii) neither report nor take any Tax position (on a Tax Return or otherwise) inconsistent with such treatment (unless required by a change in applicable Tax Law or good faith resolution of a Tax Contest).

58

Section 2.9 Wrong Pockets; Mail & Other Communications; Payments.

(a) Subject to Section 2.8 (Transfers Not Effected On or Prior to the Spinco Distribution; Transfers Deemed Effective as of the Spinco Distribution) and Section 2.4(a) (Treatment of Shared Contracts), (i) if at any time within twenty-four (24) months after the Spinco Distribution any Party discovers that any Spinco Asset is held by any member of the Remainco Group or any of their respective then-Affiliates, Remainco shall, and shall cause the other members of its respective Group and its respective then-Affiliates to, use their respective reasonable best efforts to promptly procure the transfer of the relevant Spinco Asset to Spinco or an Affiliate of Spinco designated by Spinco for no additional consideration or (ii) if at any time within twenty-four (24) months after the Spinco Distribution, any Party discovers that any Remainco Asset is held by any member of the Spinco Group or any of their respective then-Affiliates, Spinco shall, and shall cause the other members of its respective Group and its respective then-Affiliates to, use their respective reasonable best efforts to promptly procure the transfer of the relevant Remainco Asset to Remainco or an Affiliate of Remainco designated by Remainco for no additional consideration; provided that in the case of clause (i), neither Remainco nor any of its respective Affiliates, or in the case of clause (ii), neither Spinco nor any of its respective Affiliates, shall be required to commence any litigation or offer or pay any money or otherwise grant any accommodation (financial or otherwise) to any Third Party. If reasonably practicable and permitted under applicable Law, such Transfer may be effected by rescission of the applicable portion of a Conveyancing and Assumption Instrument as may be agreed by the relevant Parties.

(b) On and prior to the twenty-four (24) month anniversary following the Spinco Distribution, if any Party or any member of its Group or (or any of its or their respective then-Affiliates) owns any Asset, that, although not Transferred pursuant to this Agreement, is agreed by such Party and the other applicable Party in their good faith judgment to be an Asset that more properly belongs to such other Party or a member of its Group, or is an Asset that such other Party or a member of its Group was intended to have the right to continue to use (other than (for the avoidance of doubt), as between any two Parties, or any Asset acquired from an unaffiliated Third Party by a Party or member of such Party’s Group following the Spinco Distribution), then the Party or a member of its Group (or applicable then-Affiliate) owning such Asset shall, as applicable (i) Transfer any such Asset to the Party or a member of its Group identified as the appropriate transferee and following such Transfer, such Asset shall be a Spinco Asset or Remainco Asset, as the case may be, or (ii) grant such mutually agreeable rights with respect to such Asset to permit such continued use, subject to, and consistent with this Agreement, including with respect to Assumption of associated Liabilities. If reasonably practicable and permitted under applicable law, such Transfer may be effected by rescission of the applicable portion of a Conveyancing and Assumption Instrument as may be agreed by the relevant Parties.

(c) After the Spinco Distribution, each Party (or any member of its Group and any of its or their respective then-Affiliates) may receive mail, packages and other communications properly belonging to another Party (or any member of its Group). Accordingly, at all times after the Spinco Distribution, each Party (or any member of its Group and any of its or their respective then-Affiliates) is hereby authorized to receive and, to the extent reasonably necessary to identify the proper recipient in accordance with this Section 2.9(c), open all mail, packages and other communications received by such Party (or member of its Group or its or their then-Affiliate) that belongs to such other Party (or member of such other Party’s Group), and to the extent that they do not relate to the business of the receiving Party, the receiving Party shall as promptly as reasonably practicable deliver or cause to be delivered such mail, packages or other communications (or, in case the same also relates to the business of the receiving Party or another Party, copies thereof) to such other Party as provided for in Section 11.5; provided that, if a Party (or any member of its Group and any of its or their respective then-Affiliates) receives any claim or demand against any other Party (or any member of such other Party’s Group), or any notice or other communication regarding any Action involving any other Party (or any member of such other Party’s Group), such Party shall and shall cause the other members of its Group to, as promptly as practicable (and, in any event, use commercially reasonable efforts to do so within fifteen (15) days after receipt thereof) notify such other Party (including such other Party’s legal department) of the receipt of such claim, demand, notice or other communication, and shall promptly deliver such claim, demand, notice or other communication (or, in case the same also relates to the business of the receiving Party or another Party, copies thereof) to such other Party provided, however, that the failure to provide such notice shall not constitute a breach of this Section 2.9(c) except to the extent that any such Party shall have been actually prejudiced as a result of such failure. The provisions of this Section 2.9(c) are not intended to, and shall not, be deemed to constitute an authorization by any Party or any other member of any Group (or any of their Affiliates from time to time) to permit the other to accept service of process on its behalf and no Party is or shall be deemed to be the agent of any other Party or any other member of any Group or any of their respective then-Affiliates for service of process purposes.

59

(d) After the Spinco Distribution, Spinco shall, or shall cause the other members of its Group and its and any of its respective then-Affiliates to, promptly following the identification (in a reasonable amount of time and in accordance with the ordinary course practices and procedures for processing monies or checks) of any monies or checks that have been received by Spinco (or another member of its Group or its or its respective then-Affiliates) after the Spinco Distribution that are (or represent the proceeds of), in whole or in part, a Remainco Asset, pay or deliver to Remainco (or its designee) such monies or checks that have been received by Spinco (or another member of its Group or its or its respective then-Affiliates) after the Spinco Distribution to the extent they are (or represent the proceeds of) a Remainco Asset (it being understood and agreed that any such amounts shall be paid and delivered on a monthly basis, in each case to the applicable members of the Remainco Group; provided that if the aggregate amount not yet paid or delivered exceeds $100,000 before such monthly payment and delivery, such amount shall be paid and delivered to the applicable members of the Remainco Group within seven (7) days).

(e) After the Spinco Distribution, Remainco shall, or shall cause the other members of its Group and its and any of its respective then-Affiliates to, promptly following the identification (in a reasonable amount of time and in accordance with the ordinary course practices and procedures for processing monies or checks) of any monies or checks that have been received by Remainco (or another member of its Group or its or its respective then-Affiliates) after the Spinco Distribution that are (or represent the proceeds of), in whole or in part, a Spinco Asset, pay or deliver to Spinco (or its designee) such monies or checks that have been received by Remainco (or another member of its Group or its or its respective then-Affiliates) after the Spinco Distribution to the extent they are (or represent the proceeds of) a Spinco Asset (it being understood and agreed that any such amounts shall be paid and delivered on a monthly basis, in each case to the applicable members of the Spinco Group; provided that if the aggregate amount not yet paid or delivered exceeds $100,000 before such monthly payment and delivery, such amount shall be paid and delivered to the applicable members of the Spinco Group within seven (7) days).

60

Section 2.10 Further Assurances.

(a) In addition to and without limiting the actions specifically provided for elsewhere in this Agreement and subject to the limitations expressly set forth in this Agreement, including Section 2.8, each of the Parties shall, and shall cause the other members of its Group to, cooperate with each other and use commercially reasonable efforts, on and after the time of the Spinco Distribution, to take, or to cause to be taken, all actions, and to do, or to cause to be done, all things reasonably necessary on its part under applicable Law or contractual obligations to consummate and make effective the transactions contemplated by this Agreement.

(b) Without limiting the foregoing, on and after the time of the Spinco Distribution, each Party shall, and shall cause the other members of its Group to, cooperate with the other Parties (or the relevant member of its Group), and without any further consideration, but at the expense (unless allocated to the Group of the requested Party pursuant to the other terms of this Agreement) of the requesting Party (or the relevant member of its Group) (except as provided in Sections 2.4(a)(v) and 2.8(c)) from and after the Spinco Distribution, to execute and deliver, or use commercially reasonable efforts to cause to be executed and delivered, all instruments, including instruments of Transfer, and to make all filings with, and to obtain all Consents, any permit, license, Contract, indenture or other instrument (including any Consents), and to take all such other actions as such Party (or the relevant member of its Group) may reasonably be requested to take by any other Party (or the relevant member of its Group) from time to time, consistent with the terms of this Agreement, in order to effectuate the provisions and purposes of this Agreement and the Transfers of the applicable Assets and the assignment and Assumption of the applicable Liabilities and the other transactions contemplated hereby; provided, that in connection with obtaining any such Consent, no member of the Remainco Group or the Spinco Group shall enter into or otherwise agree to any modification of the terms of any Contract that is required in order to effect the transactions contemplated herein that would adversely affect Spinco or any other member of the Spinco Group (including due to an increase in payment or other incremental cost to any member of the Spinco Group under such Contract) in any material respect without the prior written consent of RMT Partner, which consent shall not be unreasonably withheld, delayed or conditioned. Without limiting the foregoing, each Party shall, and shall cause the other members of its Group to, at the reasonable request, cost and expense (unless allocated to the Group of the requested Party (or other member of its Group) pursuant to the other terms of this Agreement) of any other Party, take such other actions as may be reasonably necessary to vest in such other Party (or other member of its Group) such title and such rights as possessed by the transferring Party (or its Group) to the Assets allocated to such Party (or member of its Group) under this Agreement, free and clear of any Security Interest.

61

Section 2.11 Novation of Liabilities.

(a) Each Party, at the request of another Party (such other Party, the “Other Party”), shall use commercially reasonable efforts to obtain, or to cause to be obtained, any Consent, release, substitution or amendment required to novate or assign to the fullest extent permitted by Law all obligations under Contracts (other than Shared Contracts, which shall be governed by Section 2.4(a)), and other obligations or Liabilities (other than with regard to guarantees or Credit Support Instruments, which shall be governed by Section 2.12) for which a member of such Party’s Group and a member of the Other Party’s Group are jointly or severally liable and that do not constitute Liabilities of such Other Party as provided in this Agreement, or to obtain in writing the unconditional release of the applicable Other Party to such arrangements (other than any member of the Group who Assumed or retained such Liability as set forth in this Agreement), so that, in any such case, the members of the applicable Group will be solely responsible for such Liabilities; provided, however, that no Party shall be obligated to pay any consideration therefor to any Third Party from whom any such Consent, substitution or amendment is requested (unless such Party is fully reimbursed by the requesting Party); provided, further, that such instruments shall not impose additional or substantially different obligations on either Spinco or Remainco or grant rights, through representations or otherwise, beyond those set forth in this Agreement or the underlying Contract (but shall merely implement the obligations herein), other than customary obligations with respect to due execution, title and similar matters. For the purposes of complying with the terms set forth in this Section 2.11, not more than thirty (30) Business Days after the end of each of the first six (6) fiscal quarters after the Spinco Distribution, each of Spinco and Remainco shall deliver to the other a list of the Consents, releases, substitutions or amendments required to novate or assign to the fullest extent permitted by Law all obligations under Contracts (other than Shared Contracts, which shall be governed by Section 2.4(a)), and other obligations or Liabilities (other than with regard to guarantees or Credit Support Instruments, which shall be governed by Section 2.12) for which a member of such Party’s Group and a member of the Other Party’s Group are jointly or severally liable and that do not constitute Liabilities of such Other Party as provided in this Agreement, along with the status and anticipated timing for obtaining such Consents, releases, substitutions or amendments required.

(b) If the Parties are unable to obtain, or to cause to be obtained, any such required Consent, release, substitution or amendment, the Other Party or a member of such Other Party’s Group shall continue to be bound by such Contract or other obligation that does not constitute a Liability of such Other Party and, unless not permitted by Law or the terms thereof, as agent or subcontractor for such Party, the Party or member of such Party’s Group who Assumed or retained such Liability as set forth in this Agreement (the “Liable Party”) shall, or shall cause a member of its Group to, directly pay, perform and discharge fully all the obligations or other Liabilities of such Other Party or member of such Other Party’s Group thereunder from and after the Spinco Distribution. The Other Party shall, without further consideration, promptly pay and remit, or cause to be promptly paid or remitted, to the Liable Party or to another member of the Liable Party’s Group, all money, rights and other consideration received by it or any member of its Group in respect of such performance by the Liable Party (unless any such consideration is an Asset of such Other Party pursuant to this Agreement). If and when any such Consent, release, substitution or amendment shall be obtained or such agreement, lease or other rights or obligations shall otherwise become assignable or able to be novated, the Other Party shall promptly Transfer all rights, obligations and other Liabilities thereunder of any member of such Other Party’s Group to the Liable Party or to another member of the Liable Party’s Group without payment of any further consideration and the Liable Party, or another member of such Liable Party’s Group, without the payment of any further consideration, shall Assume such rights and Liabilities. Each of the applicable Parties shall, and shall cause their respective Subsidiaries to, take all actions and do all things reasonably necessary on its part, or such Subsidiaries’ part, under applicable Law or contractual obligations to consummate and make effective the transactions contemplated by this Section 2.11(b).

62

Section 2.12 Guarantees.

(a) (i) Remainco shall, and shall cause the other members of its Group to, (with the reasonable cooperation of the applicable other Party) use commercially reasonable efforts to (A) cause a member of the Remainco Group to be substituted in all respects for a member of the Spinco Group, as applicable, and (B) have all members of the Spinco Group removed or released as guarantor of or obligor for any Remainco Liability (including any credit agreement, guarantee, indemnity, surety bond, letter of credit, banker acceptance and letter of comfort given or obtained by any member of the Spinco Group for the benefit of any member of the Remainco Group) to the fullest extent permitted by applicable Law, including in respect of the guarantees set forth on Schedule 2.12(a)(i), and (ii) Spinco shall, and shall cause the other members of its Group to, (with the reasonable cooperation of the applicable Party) use commercially reasonable efforts to (A) cause a member of the Spinco Group to be substituted in all respects for a member of the Remainco Group, as applicable, and (B) have all members of the Remainco Group removed as guarantor of or obligor for any Spinco Liability (including any credit agreement, guarantee, indemnity, surety bond, letter of credit, banker acceptance and letter of comfort given or obtained by any member of the Remainco Group for the benefit of any member of the Spinco Group) to the fullest extent permitted by applicable Law, including in respect of those guarantees set forth on Schedule 2.12(a)(ii), in each case (clauses (i)-(ii)), on or prior to the Spinco Distribution or as soon as reasonably practicably thereafter. Except as otherwise provided in Section 2.12(b), no member of the Spinco Group, or Remainco Group or any of their respective Affiliates from time to time shall be required to commence any litigation or offer or pay any money or otherwise grant any accommodation (financial or otherwise) to any Third Party with respect to any such guarantees.

(b) On or prior to the Spinco Distribution or as soon as reasonably practicable thereafter, to the extent required to obtain a release from a guaranty (a “Guaranty Release”) (i) of any member of the Spinco Group, Remainco shall, and shall cause the other members of its Group to, as applicable, execute a guaranty agreement in the form of the existing guaranty, except to the extent that such existing guaranty contains representations, covenants or other terms or provisions either (A) with which any member of the Remainco Group, as the case may be, would be reasonably unable to comply or (B) which would be reasonably expected to be breached and (ii) of any member of the Remainco Group, Spinco (and if necessary, RMT Partner) shall, and shall cause the other members of its respective Group to, as applicable, execute a guaranty agreement in the form of the existing guaranty, except to the extent that such existing guaranty contains representations, covenants or other terms or provisions either (A) with which any member of the Spinco Group, as the case may be, would be reasonably unable to comply or (B) which would be reasonably expected to be breached.

63

(c) If any of Spinco or Remainco is unable to obtain, or to cause to be obtained, any such required removal as set forth in subsections (a) and (b) of this Section 2.12, (i) the Party whose Group is relevant beneficiary shall indemnify and hold harmless the guarantor or obligor for any Indemnifiable Loss arising from or relating thereto (in accordance with the provisions of Article VII) and shall or shall cause one of the other members of its Group, as agent or subcontractor for such guarantor or obligor to pay, perform and discharge fully all the obligations or other Liabilities of such guarantor or obligor thereunder and (ii) each of Spinco and Remainco agrees not to (and to cause the members of their respective Groups not to) renew or extend the term of, increase its obligations under, or Transfer to a Third Party, any guarantees or Credit Support Instruments, for which another Party is or may be liable, without the prior written consent of such other Party (such consent not to be unreasonably withheld, delayed or conditioned), unless all obligations of such other Party and the other members of such Party’s Group with respect thereto are thereupon terminated by documentation reasonably satisfactory in form and substance to such Party; provided, however, with respect to guarantees included in leases for real property, in the event a Guaranty Release is not obtained and such Party wishes to extend the term of such guaranteed lease, then such Party shall have the option of extending the term until the fifth (5th) anniversary of the Spinco Distribution if it provides such security as is reasonably satisfactory to the guarantor under such guaranteed lease.

(d) Each Party shall, and shall cause the other members of their respective Groups to cooperate and (i) Remainco shall, and shall cause the other members of its Group to, use reasonable best efforts to replace all Credit Support Instruments issued by Spinco or other members of the Spinco Group on behalf of or in favor of any member of the Remainco Group or the Remainco Business, including in respect of those Credit Support Instruments set forth on Schedule 2.12(d)(i) (the “Remainco CSIs”) as promptly as reasonably practicable with Credit Support Instruments from Remainco or a member of the Remainco Group as of the Spinco Distribution and (ii) Spinco shall, and shall cause the other members of its Group to, use reasonable best efforts to replace all Credit Support Instruments issued by Remainco or other members of the Remainco Group on behalf of or in favor of any member of the Spinco Group or the Spinco Business, including in respect of those Credit Support Instruments set forth on Schedule 2.12(d)(ii) (the “Spinco CSIs”) as promptly as reasonably practicable with Credit Support Instruments from Spinco or a member of the Spinco Group (or if necessary, RMT Partner) as of the Spinco Distribution:

(i) With respect to any Remainco CSIs that remain outstanding after the Spinco Distribution (x) Remainco shall, and shall cause the members of the Remainco Group to, jointly and severally indemnify and hold harmless the Spinco Indemnitees for any Liabilities arising from or relating to the such Remainco CSIs, including any fees in connection with the issuance and maintenance thereof and any funds drawn by (or for the benefit of), or disbursements made to, the beneficiaries of such Remainco CSIs in accordance with the terms thereof and (y) without the prior written consent of RMT Partner, as applicable, Remainco shall not, and shall not permit any member of the Remainco Group to, enter into, renew or extend the term of, increase its obligations under, or transfer to a Third Party, any loan, lease, Contract or other obligation in connection with which Spinco or any member of the Spinco Group, respectively, has issued any Credit Support Instruments which remain outstanding. None of Spinco or the members of the Spinco Group will have any obligation to renew any Credit Support Instruments issued on behalf of or in favor of any member of the Remainco Group or the Remainco Business after the expiration of such Remainco CSI.

64

(ii) With respect to any Spinco CSIs that remain outstanding after the Spinco Distribution (x) Spinco shall, and shall cause the members of the Spinco Group to, jointly and severally indemnify and hold harmless the Remainco Indemnitees for any Liabilities arising from or relating to the such Spinco CSIs, including any fees in connection with the issuance and maintenance thereof and any funds drawn by (or for the benefit of), or disbursements made to, the beneficiaries of such Spinco CSIs in accordance with the terms thereof and (y) without the prior written consent of Remainco, Spinco shall not, and shall not permit any member of the Spinco Group to, enter into, renew or extend the term of, increase its obligations under, or transfer to a Third Party, any loan, lease, Contract or other obligation in connection with which Remainco or any member of the Remainco Group, respectively, has issued any Credit Support Instruments which remain outstanding. None of Remainco or the members of the Remainco Group will have any obligation to renew any Credit Support Instruments issued on behalf of or in favor of any member of the Spinco Group or the Spinco Business after the expiration of such Spinco CSI.

Section 2.13 Bank Accounts.

(a) Each of Remainco and Spinco shall, and shall cause the respective members of their Group to, use their commercially reasonable efforts to take all actions necessary to amend all Contracts governing each bank and brokerage account owned by Spinco and any other member of the Spinco Group (collectively, the “Spinco Accounts”), so that from and after the time of the Spinco Distribution such Spinco Accounts, if currently linked (whether by automatic withdrawal, automatic deposit or any other authorization to transfer funds from or to, hereinafter “linked”) to any bank or brokerage account owned by Remainco or any member of the Remainco Group (collectively, the “Remainco Accounts”) are de-linked from such Spinco Accounts.

(b) Each of Remainco and Spinco shall, and shall cause the respective members of their Group to, use their commercially reasonable efforts to take all actions necessary to amend all Contracts governing the Remainco Accounts so that from and after the time of the Spinco Distribution, such Remainco Accounts, if currently linked to any Spinco Account, are de-linked from such Spinco Accounts.

(c) With respect to any outstanding checks issued by Remainco, Spinco or any of the respective members of their Group prior to the Distribution, such outstanding checks shall be honored from and after the Distribution by the Person or Group owning the account on which the check is drawn, without modifying in any way the allocation of Liability (and rights to reimbursement) for such amounts under this Agreement or any Ancillary Agreement.

65

Section 2.14 Works Council Matters; France.

(a) Remainco, Spinco and RMT Partner acknowledge that, under French labor Laws, one or more works councils of Remainco and/or one or more of its Subsidiaries that own French Spinco Assets or directly conduct the French Spinco Business will need to be informed and consulted with respect to the offer made by Spinco to (i) acquire the assets meeting the criteria set forth in the definition of “Spinco Assets” that are located in France and are owned by the Transferring French Entities (the “French Spinco Assets”), acquire the Spinco Business conducted in the Transferring French Entities (the “French Spinco Business”) and (ii) assume the liabilities meeting the criteria set forth in the definition of “Spinco Liabilities” related to the French Spinco Business (the “French Spinco Liabilities”). Notwithstanding anything to the contrary in this Agreement, unless and until Remainco (or its relevant Subsidiaries) has executed and delivered to Spinco the France Acceptance Notice (as defined below and which shall not occur until the end of the relevant consultation process, i.e., until the applicable works council has rendered an opinion in writing or until the applicable works councils are deemed to have been consulted and to have rendered a negative opinion, in accordance with the applicable provisions of French Law), the French Spinco Assets, the French Spinco Business and the French Spinco Liabilities will not be considered to constitute part of the Spinco Assets, Spinco Business or Spinco Liabilities respectively. If no such France Acceptance Notice is delivered prior to the Closing, the Spinco Special Cash Payment shall be reduced by the French Consideration (as such term is defined below) without any further adjustment.

(b) On the terms and conditions set forth in the offer letter attached as Exhibit B hereto (the “French Offer Letter” and the offer set forth therein, the “French Offer”), including the consideration specified therein (the “French Consideration”), Spinco has irrevocably offered to acquire the French Spinco Assets and the French Spinco Business and assume the French Spinco Liabilities upon the acceptance of the French Offer by Remainco as if they were part of the definitions of Spinco Assets, Spinco Business and Spinco Liabilities hereunder. Subject to acceptance of the French Offer by Remainco following the completion of the information/consultation process described in this Section 2.14, and upon delivery to Spinco of the executed acceptance notice attached as Schedule 2 to the French Offer Letter (the “France Acceptance Notice”), this Agreement shall apply fully to the French Spinco Assets, the French Spinco Business and the French Spinco Liabilities, and the French Spinco Assets, the French Spinco Business and the French Spinco Liabilities shall be included in the definitions of Spinco Assets, Spinco Business and Spinco Liabilities respectively hereunder and subject to all terms of this Agreement related thereto. It is understood that in entering into this Agreement and the Merger Agreement, Remainco is not in any regard bound to accept Spinco’s irrevocable offer as set out in the French Offer Letter.

(c) Remainco shall initiate or cause its relevant Subsidiaries to initiate the information/consultation process as promptly as practicable after the date hereof. Remainco shall conduct and cause its relevant Subsidiaries to conduct the information/consultation process in the most expedient way practicable. Remainco, Spinco and RMT Partner shall, and shall cause their respective Subsidiaries to, reasonably cooperate with each other in connection with the applicable consultation process described in this Section 2.14, including (i) Spinco and RMT Partner timely providing any reasonably required information relating to themselves or their Affiliates, or to any measures envisaged by RMT Partner or its Affiliates or as otherwise reasonably requested by Remainco in respect of or for the purpose of such consultation process; (ii) Remainco keeping Spinco and RMT Partner informed of the status of such consultation and any material developments so far as they relate to the French Spinco Assets, the French Spinco Business or the French Spinco Liabilities; and (iii) Remainco providing Spinco and RMT Partner with a copy of the works councils’ opinions promptly following receipt thereof. Remainco undertakes that it will not, and will cause its relevant Subsidiaries not to, make or accept any commitment whatsoever vis-à-vis the Spinco Employees assigned to the French Spinco Business (the “French Spinco Employees”) or their representative bodies, save for such commitments which Spinco and RMT Partner have agreed in writing to provide to the French Spinco Employees or their representative bodies. If, as a result of any such consultation process, changes to this Agreement, or further arrangements in connection with the transactions contemplated by this Agreement, are considered necessary by Remainco, Remainco shall negotiate in good faith with Spinco and RMT Partner on such changes (if any) to this Agreement or further arrangements (if any) in connection with such transactions that are appropriate, in accordance with the terms and conditions set forth in the French Offer Letter (as applicable). For the avoidance of doubt, this Section 2.14(c) shall not be construed as imposing any obligation on Remainco, Spinco or RMT Partner to agree to any amendments to this Agreement, the French Offer Letter or the Merger Agreement to the extent suggested or requested in connection with any consultation with a works council.

66

(d) Remainco, Spinco and RMT Partner acknowledge and agree that (i) the conditions to the transfer of the French Spinco Assets and the French Spinco Business or assumption of the French Spinco Liabilities set forth in the French Offer Letter may be satisfied after the conditions to the Internal Reorganization and the Spinco Distribution contained in this Agreement, and the conditions to the Merger contained in the Merger Agreement have otherwise been satisfied (and that the fact that the conditions of the French Offer Letter have not been satisfied shall not serve to cause any condition to the Internal Reorganization or the Spinco Distribution contained in this Agreement, or the conditions to the Merger contained in the Merger Agreement, to not be satisfied), (ii) the Internal Reorganization, Spinco Distribution, the Merger and the Closing shall take place in accordance with their terms (but excluding the French Spinco Assets, the French Spinco Business and French Spinco Liabilities), and (iii) the consummation of the acquisition of the French Spinco Assets and the French Spinco Business and assumption of the French Spinco Liabilities (the “France Closing”) shall occur in accordance with the terms of the French Offer Letter. Remainco, Spinco and RMT Partner further acknowledge and agree that all actions and documents relating to the transfer of the French Spinco Assets, the French Spinco Business and French Spinco Liabilities shall not be required to be taken or delivered at the Closing but only at the France Closing.

(e) If the France Closing is unable to occur concurrently with or prior to the Separation, the fact that the French Spinco Assets, the French Spinco Business and the French Spinco Liabilities have not been transferred or assumed by Spinco shall not result in any change to the consideration delivered by RMT Partner under the Merger Agreement or in the calculation of the Spinco Special Cash Payment, other than the reduction of the Spinco Special Cash Payment by the amount of the French Consideration (without any further adjustment). In furtherance of the foregoing, all items taken into account in the calculation of the consideration under the Merger Agreement, the calculation of the Spinco Special Cash Payment pursuant to Section 2.5 shall not be adjusted to reflect the exclusion of the French Spinco Assets and French Spinco Liabilities or otherwise with respect to the exclusion of the French Spinco Business. For the avoidance of doubt, all calculations of the Spinco Special Cash Payment delivered pursuant to this Agreement (whether prior to, at or after Closing) by any of Remainco, Spinco or RMT Partner shall at all times reflect the inclusion of the French Spinco Assets, French Spinco Liabilities and in general the French Spinco Business. If the France Closing occurs after the Closing, on the France Closing, Spinco shall deliver, or cause to be delivered, the French Consideration to Remainco by wire transfer of immediately available funds to an account designated in writing by Remainco and any other documents relating to the transfer of the French Spinco Assets and the French Spinco Business and assumption of the French Spinco Liabilities as applicable in accordance with Section 2.1

67

Section 2.15 Disclaimer of Representations and Warranties. EACH OF SPINCO (ON BEHALF OF ITSELF AND EACH MEMBER OF THE SPINCO GROUP), REMAINCO (ON BEHALF OF ITSELF AND EACH MEMBER OF THE REMAINCO GROUP) AND RMT PARTNER UNDERSTANDS AND AGREES THAT, EXCEPT AS EXPRESSLY SET FORTH HEREIN OR IN ANY ANCILLARY AGREEMENT, NO PARTY TO THIS AGREEMENT, ANY ANCILLARY AGREEMENT OR ANY OTHER AGREEMENT OR DOCUMENT CONTEMPLATED BY THIS AGREEMENT, ANY ANCILLARY AGREEMENTS OR OTHERWISE, IS REPRESENTING OR WARRANTING IN ANY WAY AS TO THE ASSETS, BUSINESSES, INFORMATION OR LIABILITIES CONTRIBUTED, TRANSFERRED OR ASSUMED AS CONTEMPLATED HEREBY OR THEREBY, AS TO ANY CONSENTS REQUIRED IN CONNECTION HEREWITH OR THEREWITH, AS TO THE VALUE OR FREEDOM FROM ANY SECURITY INTERESTS OF, AS TO NONINFRINGEMENT, VALIDITY OR ENFORCEABILITY OR ANY OTHER MATTER CONCERNING, ANY ASSETS OF SUCH PARTY, OR AS TO THE ABSENCE OF ANY DEFENSES OR RIGHT OF SETOFF OR FREEDOM FROM COUNTERCLAIM WITH RESPECT TO ANY ACTION OR OTHER ASSET, INCLUDING ACCOUNTS RECEIVABLE, OF ANY PARTY, OR AS TO THE LEGAL SUFFICIENCY OF ANY CONTRIBUTION, ASSIGNMENT, DOCUMENT, CERTIFICATE OR INSTRUMENT DELIVERED HEREUNDER TO CONVEY TITLE TO ANY ASSET OR THING OF VALUE UPON THE EXECUTION, DELIVERY AND FILING HEREOF OR THEREOF. FOR THE AVOIDANCE OF DOUBT, THIS SECTION 2.15 SHALL HAVE NO EFFECT ON ANY REPRESENTATION OR WARRANTY MADE HEREIN, IN THE MERGER AGREEMENT OR IN ANY ANCILLARY AGREEMENT OR ANY OTHER AGREEMENT OR DOCUMENT CONTEMPLATED BY THIS AGREEMENT, THE MERGER AGREEMENT OR ANY ANCILLARY AGREEMENT. EXCEPT AS MAY EXPRESSLY BE SET FORTH HEREIN OR THEREIN, ALL SUCH ASSETS ARE BEING TRANSFERRED ON AN “AS IS,” “WHERE IS,” AND “WITH ALL FAULTS” BASIS (AND, IN THE CASE OF ANY REAL PROPERTY, WITHOUT LIABILITIES OR WARRANTIES EXCEPT AS OTHERWISE SET FORTH IN THIS AGREEMENT OR THE MERGER AGREEMENT) AND THE RESPECTIVE TRANSFEREES SHALL BEAR THE ECONOMIC AND LEGAL RISKS THAT (I) ANY CONVEYANCE SHALL PROVE TO BE INSUFFICIENT TO VEST IN THE TRANSFEREE GOOD TITLE, FREE AND CLEAR OF ANY SECURITY INTEREST OR OTHER MATTER WHETHER OR NOT OF RECORD AND (II) ANY NECESSARY CONSENTS ARE NOT OBTAINED OR THAT ANY REQUIREMENTS OF LAWS OR JUDGMENTS ARE NOT COMPLIED WITH. NOTHING HEREIN SHALL LIMIT ANY CLAIM BY ANY OF THE PARTIES RELATING TO OR ARISING FROM FRAUD (AS DEFINED BY THIS AGREEMENT) WITH RESPECT TO ANY REPRESENTATION OR WARRANTY MADE IN THE MERGER AGREEMENT OR WITH RESPECT TO ANY CERTIFICATE DELIVERED PURSUANT TO ARTICLE IX THEREOF.

68

ARTICLE III

CERTAIN ACTIONS AT OR PRIOR TO THE DISTRIBUTION

Section 3.1 Securities Law Matters.

(a) Spinco shall cooperate with Remainco to accomplish the Spinco Distribution, including in connection with the preparation of all documents and the making of all filings required in connection with the Spinco Distribution. Remainco shall be permitted to reasonably direct and control the efforts of the Parties in connection with the Spinco Distribution, and Spinco shall take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary to facilitate the Spinco Distribution as directed by Remainco in good faith and in accordance with the applicable terms and subject to the conditions of this Agreement and the other Ancillary Agreements. Without limiting the generality of the foregoing, Spinco will, and will cause the members of its Group and its and their respective employees, advisors, agents, accountants, counsel and other representatives to, as reasonably directed by Remainco, reasonably cooperate in and take the following actions: (i) participating in meetings, drafting sessions, due diligence sessions, management presentation sessions, “road shows” and similar meetings or sessions in connection with the Spinco Distribution (including any marketing efforts); (ii) furnishing to any dealer manager or other similar agent participating in the Distribution (A) “cold comfort” letters from independent public accountants in customary form and covering such matters as are customary for an underwritten public offering (including with respect to events subsequent to the date of financial statements included in any offering document) and (B) opinions and negative assurance letters of counsel in customary form and covering such matters as may be reasonably requested; and (iii) furnishing all historical and forward-looking financial and other financial and other information that is available to Spinco and is reasonably required in connection with the Spinco Distribution.

(b) In furtherance and not in limitation of the obligations set forth in Section 3.1(a), Spinco shall file the Distribution Disclosure Documents and any amendments or supplements thereto as may be necessary or advisable in order to cause the Distribution Disclosure Documents to become and remain effective as required by the Commission or federal, state or other applicable securities Laws (but shall not make any such filing prior to the Spinco Distribution without the prior written consent of Remainco). Remainco and Spinco shall prepare and mail or otherwise make available, prior to any Spinco Distribution Date, to the holders of Remainco Common Stock, such information concerning Spinco, RMT Partner, their respective businesses, operations and management, the Spinco Distribution and such other matters as Remainco shall reasonably determine and as may be required by Law (taking into account Section 8.22(c) of the Merger Agreement). Remainco and Spinco will prepare, and Spinco will, to the extent required by applicable Law (and previously consented to in writing by Remainco) or in connection with Section 8.22(c) of the Merger Agreement, file with the Commission, any such documentation and any requisite no-action letters which Remainco determines are necessary or desirable to effectuate the Spinco Distribution, and Remainco and Spinco shall use their respective reasonable best efforts to obtain all necessary approvals from the Commission with respect thereto as soon as practicable. Remainco and Spinco shall take all such actions as may be necessary or appropriate under the securities or “blue sky” Laws of states or other political subdivisions of the United States and shall use commercially reasonable efforts to comply with all applicable foreign securities Laws in connection with the transactions contemplated by this Agreement and the other Ancillary Agreements.

69

Section 3.2 Cash Reduction. Prior to the Spinco Distribution, Remainco may, and may cause Spinco and any member of the Spinco Group to, take such actions as Remainco deems advisable to minimize or reduce the amount of Cash and Cash Equivalents remaining or present in any accounts held by or in the name of Spinco or any member of the Spinco Group prior to or at the time of the Spinco Distribution.

Section 3.3 Certain Resignations. At or prior to the Spinco Distribution Date, Remainco shall use its reasonable best efforts to cause each employee and director of Remainco or any member of the Remainco Group who is not a Spinco Employee to resign, effective not later than the Spinco Distribution, from all boards of directors or similar governing bodies of Spinco and the other members of the Spinco Group on which they serve, and from all positions as officers of Spinco the other members of the Spinco Group in which they serve.

Section 3.4 Spinco Debt Financing. On or before the Spinco Distribution Date, subject to the terms and conditions of the Merger Agreement, Spinco shall enter into a definitive agreement or agreements providing for the Spinco Debt Financing, incur the Spinco Debt Financing and receive the proceeds thereof. From and after Spinco or any other member of the Spinco Group’s receipt of the proceeds of the Spinco Debt Financing, Spinco shall not distribute any portion of the proceeds of the Spinco Debt Financing other than in connection with the payment of the Spinco Special Cash Payment in accordance with the terms of this Agreement or in connection with satisfying any payment obligations under the Spinco Financing Arrangements.

Section 3.5 Ancillary Agreements. On or prior to the Spinco Distribution, each of Remainco and Spinco shall enter into, and/or (where applicable) shall cause the applicable member or members of its respective Group to enter into, the Ancillary Agreements and any other Contracts in respect of the Spinco Distribution reasonably necessary or appropriate in connection with the transactions contemplated hereby and thereby.

Section 3.6 Distribution Agent. Remainco shall enter into a distribution agent agreement with the Distribution Agent or otherwise provide instructions to the Distribution Agent regarding the Spinco Distribution in furtherance of Section 2.1 and the terms of the Merger Agreement.

70

ARTICLE IV

THE DISTRIBUTION

Section 4.1 Form of Distribution. Remainco may, in its sole discretion, elect to effect the Spinco Distribution as a Spin-Off, as an Exchange Offer, or as a combination of a Spin-Off and an Exchange Offer with or without a Clean-Up Spin-Off. Remainco shall provide written notice to RMT Partner of the form of the Spinco Distribution no later than thirty (30) days prior to the anticipated Distribution Date; provided that in the event that Remainco elects to effect the Spinco Distribution as an Exchange Offer, the foregoing prior written notice requirement shall not prohibit Remainco from effecting a Spin-Off or Clean-Up Spin-Off if the Exchange Offer is not fully subscribed. All shares of Spinco Common Stock held by Remainco on the Spinco Distribution Date will be distributed to the holders of Remainco Common Stock in the manner set forth in Section 4.2. In the event Remainco elects to effect a Spin-Off, at least five (5) Business Days prior to the Spinco Distribution Date, Remainco shall provide to Spinco and RMT Partner a list of Record Holders entitled to receive Spinco Common Stock in connection with such Spinco Distribution.

Section 4.2 Manner of Distribution.

(a) To the extent the Spinco Distribution includes a Spin-Off, subject to the terms thereof, in accordance with Section 4.6, each Record Holder (other than Remainco or any other member of the Remainco Group) will be entitled to receive for each share of common stock, par value $0.01 per share, of Remainco (“Remainco Common Stock”) held by such Record Holder as of the Record Date a number of shares of Spinco Common Stock equal to the total number of shares of Spinco Common Stock held by Remainco on the Spinco Distribution Date, multiplied by a fraction, the numerator of which is the number of shares of Remainco Common Stock held by such Record Holder as of the Record Date and the denominator of which is the total number of shares of Remainco Common Stock outstanding on the Record Date (for avoidance of doubt, excluding treasury shares held by any member of the Remainco Group). To the extent the Spinco Distribution is effected as a Spin-Off, prior to the Spinco Distribution Date, the Remainco Board, in accordance with applicable Law, shall establish (or designate a committee of the Remainco Board to establish) the Record Date for the Spinco Distribution and any appropriate procedures in connection with the Spin-Off. To the extent any of the Spinco Distribution is effected as an Exchange Offer followed by a Clean-Up Spin-Off of any remaining shares of Spinco Common Stock to be distributed by Remainco pursuant to Section 4.2(b), the Remainco Board shall set the Record Date as the time on the Spinco Distribution Date immediately following the time at which the validly tendered shares of Remainco Common Stock are accepted for payment in the Exchange Offer.

(b) To the extent any of the Spinco Distribution is effected as an Exchange Offer, (i) Remainco shall determine, in its sole discretion, the terms of such Exchange Offer, including the number of shares of Spinco Common Stock that will be offered for each validly tendered share of Remainco Common Stock and any exchange ratio related thereto (including any discount to the reference price of shares of RMT Partner Common Stock), the period during which such Exchange Offer shall remain open and any extensions thereto, the procedures for the tender and exchange of shares and all other terms and conditions of such Exchange Offer, which terms and conditions shall comply with the terms of the Merger Agreement and all securities Law requirements applicable to such Exchange Offer and (ii) in accordance with Section 4.6, each Remainco stockholder may elect in the Exchange Offer to exchange a number of shares of Remainco Common Stock held by such Remainco stockholder for shares of Spinco Common Stock in such quantities, at such an exchange ratio and subject to such other terms and conditions as may be determined by Remainco and set forth in the Distribution Disclosure Documents; provided, however, that except to the extent required by applicable Law, the maximum number of days that the Exchange Offer may be extended following satisfaction of the conditions to the Closing set forth in Article IX of the Merger Agreement (other than consummation of the transactions contemplated by this Agreement and satisfaction of those conditions to be satisfied as of the Closing Date, provided that such conditions are capable of being satisfied at such date) shall be the earlier of (i) twenty (20) Business Days and (ii) the latest date that would permit the Distribution Date to occur prior to the Initial Outside Date in compliance with all applicable laws.

71

(c) Subject to Section 4.1, the terms and conditions of any Clean-Up Spin-Off shall be as determined by Remainco in its sole discretion; provided, however, that: (i) any shares of Spinco Common Stock that are not subscribed for in the Exchange Offer must be distributed to Remainco’s shareholders in the Clean-Up Spin-Off and (ii) subject to any applicable Law or stock exchange requirement, the Clean-Up Spin-Off shall take place on the Spinco Distribution Date immediately following the consummation of the Exchange Offer and the Record Date for the Clean-Up Spin-Off shall be established as of such date in the same manner as provided in Section 4.2(a).

Section 4.3 Conditions to Distribution. The obligation of Remainco to effect the Distribution pursuant to this Agreement shall be subject to the prior or simultaneous satisfaction, or, to the extent permitted by applicable Law, waiver by Remainco, in its sole and absolute discretion (other than the condition set forth in Section 4.3(a), which prior to the termination of the Merger Agreement may not be waived without RMT Partner’s written consent, which consent shall not be unreasonably withheld, conditioned or delayed), of the following conditions:

(a) The Internal Reorganization shall have been completed substantially in accordance with the Separation Plan (other than those steps that are expressly contemplated to occur at or after the Spinco Distribution);

(b) the consummation of the transactions contemplated by Section 3.4;

(c) an independent appraisal firm shall have delivered an opinion to the Board of Directors of Remainco as to (x) the solvency of Spinco and (y) the solvency and surplus of Remainco, in each case (clauses (x) and (y)) after giving effect to the Spinco Special Cash Payment and the consummation of the Spinco Distribution (with the terms “solvency” and “surplus” having the meaning ascribed thereto under Delaware law) (the “Solvency Opinion”); and such Solvency Opinion shall be reasonably acceptable to Remainco in form and substance in Remainco’s sole discretion; and such Solvency Opinion shall not have been withdrawn or rescinded or modified in any respect adverse to Remainco;

72

(d) the Tax Matters Agreement, Intellectual Property Cross-License Agreement and the Transition Services Agreement shall have been executed and delivered by each party thereto;

(e) each of the conditions in Article IX of the Merger Agreement to Remainco’s obligations to effect the Merger shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied contemporaneously with the Spinco Distribution and/or the Merger, provided that such conditions are capable of being satisfied at such time); and

(f) RMT Partner shall have irrevocably confirmed to Remainco that each condition in Article IX of the Merger Agreement to RMT Partner’s obligations to effect the Merger (i) has been satisfied, (ii) will be satisfied at the time of the Spinco Distribution, or (iii) subject to applicable Laws, is or has been waived by RMT Partner.

Each of the foregoing conditions is for the sole benefit of Remainco and shall not give rise to or create any duty on the part of Remainco or its Board of Directors (or any committee thereof) to waive or not to waive any such condition in this Agreement or the Merger Agreement, or in any way limit Remainco’s rights of termination set forth in this Agreement or the Merger Agreement. None of Spinco, any member of the Spinco Group or any Third Party shall have any right or claim to require the consummation of the Spinco Distribution.

Section 4.4 Additional Matters.

(a) In the event of a Spin-Off or Clean-Up Spin-Off, no action by any Record Holder shall be necessary for such Record Holder (or such Record Holder’s designated transferee or transferees) to receive the applicable number of shares of Spinco Common Stock such stockholder is entitled to in the Spinco Distribution. For stockholders of Remainco who own shares of Spinco Common Stock through a broker or other nominee, their shares of Spinco Common Stock will be credited to their respective accounts by such broker or nominee.

(b) No member of the Spinco Group, Remainco Group or any of their respective Affiliates, will be liable to any Person in respect of any shares of Spinco Common Stock (or dividends or distributions with respect thereto) that are properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

Section 4.5 Tax Withholding. Remainco and Spinco, as the case may be, will be entitled, and will instruct the Transfer Agent or the Distribution Agent, as applicable, to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts required to be deducted and withheld with respect to the making of such payments under the Code or any provision of local or foreign Tax Law. Any withheld amounts will be treated for all purposes of this Agreement as having been paid to the Persons otherwise entitled thereto.

Section 4.6 Delivery of Shares. Upon the consummation of the Spinco Distribution, Remainco will deliver to the Transfer Agent or Distribution Agent, as applicable, a book-entry authorization representing the shares of Spinco Common Stock being distributed in the Spinco Distribution for the account of the Remainco stockholders that are entitled thereto.

73

The Distribution Agent will hold such book-entry shares for the account of the Remainco stockholders pending the Merger, as provided in Section 3.3 of the Merger Agreement. From immediately after the time of the Spinco Distribution until immediately prior to the Effective Time, the shares of Spinco Common Stock will not be transferable and the Transfer Agent for the shares of Spinco Common Stock will not transfer any shares of Spinco Common Stock. The Spinco Distribution will be deemed to be effective upon written authorization from Remainco to the Transfer Agent or the Distribution Agent to proceed as set forth in Section 4.2.

ARTICLE V

CERTAIN COVENANTS

Section 5.1 Auditors and Audits; Annual and Quarterly Financial Statements and Accounting. Each Party agrees (on behalf of itself and each other member of its Group) that, following the Spinco Distribution Date until the completion of each Party’s (or RMT Partner’s) audit for the fiscal year ending December 31 of the calendar year in which the third anniversary of the Spinco Distribution occurs and in any event solely with respect to (x) any statutory audit with respect to any fiscal year ending prior to the Spinco Distribution Date or for any portion of a fiscal year prior to the Spinco Distribution Date, in each case, in respect of which the Party requesting such reasonable assistance and access was an Affiliate (or relevant member of its Group) of the other Party’s Group, (y) the preparation and audit of each of the Party’s (or RMT Partner’s) financial statements for the year ended December 31 of the calendar year in which the Spinco Distribution occurs (and, if the Spinco Distribution occurs in the first quarter of a calendar year, also for the previous fiscal year) or amendments thereto, (or the printing, filing and public dissemination thereof) and (z) the audit of each Party’s (or RMT Partner’s) internal controls over financial reporting and management’s assessment thereof and management’s assessment of each Party’s (or RMT Partner’s) disclosure controls and procedures in respect of the year ended December 31 of the calendar year in which the Spinco Distribution occurs (and, if the Spinco Distribution occurs in the first quarter of a calendar year, also for the previous fiscal year); provided that in the event that any Party (or RMT Partner) changes its auditors within one (1) year of the completion of each Party’s (or RMT Partner’s) audit for the fiscal year ending December 31 of the calendar year in which the third anniversary of the Spinco Distribution occurs, then such Party (or RMT Partner) may request reasonable access on the terms set forth in this Section 5.1 for a period of up to one hundred and eighty (180) days from such change; provided, further, that, notwithstanding the foregoing, access of the type described in this Section 5.1 shall be afforded by and to each of the Parties (or RMT Partner) (from time to time following the Spinco Distribution Date), as applicable, to the extent reasonably necessary to respond (and for the limited purpose of responding) to any written request or official comment from a Governmental Entity, such as in connection with responding to a comment letter from the Commission, or as reasonably necessary to meet a filing, reporting or similar obligation required under applicable Law (including under Public Reports):

74

(a) Date of Auditors’ Opinion. (i) Each of RMT Partner and Spinco shall use commercially reasonable efforts to enable their auditors to complete their audit (and any audit of their respective ultimate parent company) for the fiscal year in which the Spinco Distribution occurs to enable Remainco to meet its timetable for the printing, filing and public dissemination of Remainco’s annual financial statements for such fiscal year and (ii) Remainco shall use commercially reasonable efforts to enable their auditors to complete their audit (and any audit of its ultimate parent company) for the fiscal year in which the Spinco Distribution occurs to enable Spinco’s and RMT Partner to meet its timetable for the printing, filing and public dissemination of Spinco’s and RMT Partner’s annual financial statements for such fiscal year.

(b) Annual Financial Statements. (i) Each of Remainco, Spinco and the RMT Partner shall provide reasonable access to Remainco and the RMT Partner on a timely basis all Information reasonably required to meet such Person’s schedule for the preparation, printing, filing, and public dissemination of such Person’s annual financial statements for the fiscal year ending December 31 of the calendar year in which the Spinco Distribution occurs (and, if the Spinco Distribution occurs in the first quarter of a calendar year, also for the previous fiscal year) and for management’s assessment of the effectiveness of such Person’s disclosure controls and procedures and its internal controls over financial reporting in accordance with Items 307 and 308, respectively, of Regulation S-K and, to the extent applicable to Remainco or the RMT Partner, as the case may be, its auditor’s audit of its internal controls over financial reporting and management’s assessment thereof in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 and the Commission’s and Public Company Accounting Oversight Board’s rules and auditing standards thereunder, if required (such assessments and audit being referred to as the “Internal Control Audit and Management Assessments”) for the fiscal year ending December 31 of the calendar year in which the Spinco Distribution occurs (and, if the Spinco Distribution occurs in the first quarter of a calendar year, also for the previous fiscal year) and (ii) without limiting the generality of the foregoing clause (i), each of Remainco, Spinco and the RMT Partner shall provide all required financial and other Information with respect to itself and its Subsidiaries to its auditors in a sufficient and reasonable time and in sufficient detail to permit its auditors to take all steps and perform all reviews necessary to provide sufficient assistance to the other Person’s auditors (the “Other Party’s Auditors”) with respect to Information to be included or contained in such other Person’s annual financial statements for the fiscal year ending December 31 of the calendar year in which the Spinco Distribution occurs (or, if the Spinco Distribution occurs in the first quarter of a calendar year, the previous fiscal year) and to permit the Other Party’s Auditors and management to complete the Internal Control Audit and Management Assessments, if required;

(c) Access to Personnel and Records. Subject to the confidentiality provisions of this Agreement (including, for the avoidance of doubt, those set forth in Article VIII) and to the extent it relates to the time prior to the Spinco Distribution, (i) each Party shall authorize and request its respective auditors to make reasonably available to the Other Parties’ Auditors both the personnel who performed or are performing the annual audits of such audited Party (each such Party with respect to its own audit, the “Audited Party”) and work papers related to the annual audits of such Audited Party, in all cases within a reasonable time prior to such Audited Parties’ auditors’ opinion date, so that the Other Parties’ Auditors are able to perform the procedures they reasonably consider necessary to take responsibility for the work of the Audited Parties’ auditors as it relates to their auditors’ report on such other Parties’ financial statements, all within sufficient time to enable such other Party to meet its timetable for the printing, filing and public dissemination of its annual financial statements with the Commission for the fiscal year ending December 31 of the calendar year in which the Spinco Distribution occurs (or, if the Spinco Distribution occurs in the first quarter of a calendar year, the previous fiscal year), and (ii) each Party shall use commercially reasonable efforts to make reasonably available to the Other Parties’ Auditors and management its personnel and Records in a reasonable time prior to the Other Parties’ Auditors’ opinion date and other Parties’ management’s assessment date so that the Other Parties’ Auditors and other Parties’ management are able to perform the procedures they reasonably consider necessary to conduct the Internal Control Audit and Management Assessments;

75

(d) Current, Quarterly and Annual Reports. (i) at least three (3) Business Days prior to the earlier of public dissemination or filing with the Commission, each Party and RMT Partner shall deliver to each other Party and RMT Partner a reasonably complete draft of any earnings news release or any filing with the Commission containing financial statements for the related year in which the Spinco Distribution occurs (or, if the Spinco Distribution occurs in the first quarter of a calendar year, the previous fiscal year) and the calendar year proceeding such year, including current reports on Form 8-K, quarterly reports on 10-Q and annual reports on Form 10-K or any other annual report purporting to fulfill the requirements of 17 CFR 240-14c-3 (such reports, collectively, the “Public Reports”); provided, however, that each of the Parties and RMT Partner may continue to revise its respective Public Report prior to the filing thereof, which changes will be delivered to each other Party and RMT Partner as soon as reasonably practicable; provided, further, that each Party’s and RMT Partner’s personnel will actively and reasonably consult with each other’s personnel regarding any proposed changes to its respective Public Report and related disclosures prior to the anticipated filing with the Commission, with particular focus on any changes which would reasonably be expected to have an effect upon each other Party’s or RMT Partner’s financial statements or related disclosures, (ii) each Party and RMT Partner shall notify the other Party and/or RMT Partner, as applicable, as soon as reasonably practicable after becoming aware thereof, of any material accounting differences between the financial statements to be included in such Party’s or RMT Partner’s annual report on Form 10-K and the pro-forma financial statements included, as applicable, in the Spinco Form 10, the Form 8-K to be filed by Remainco with the Commission on or about the time of the Spinco Distribution and (iii) if any such differences are notified by any Party or RMT Partner, the Parties and RMT Partner shall confer and/or meet as soon as reasonably practicable thereafter, and in any event prior to the filing of any Public Report, to consult with each other in respect of such differences and the effects thereof on the other Person’s applicable Public Reports;

(e) to the extent RMT Partner is required to describe the compensation plans of Remainco in order to comply with any reporting, disclosure, filing or other requirements imposed under applicable securities Laws or exchange requirements, RMT Partner shall substantially conform such discussion to Remainco’s most recently filed Proxy Statement or Form 10-K to the extent consistent with applicable Law; and

(f) Nothing in this Section 5.1 shall require any Party or RMT Partner to violate any agreement with any Third Party regarding the confidentiality of confidential and proprietary Information relating to that Third Party or its business; provided, however, that in the event that a Party or RMT Partner is required under this Section 5.1 to disclose any such Information, such Party or RMT Partner shall use commercially reasonable efforts to seek to obtain such Third Party’s written consent to the disclosure of such Information.

76

Section 5.2 Separation of Information.

(a) Except as set forth on Schedule 5.2(a), Spinco shall, and shall cause the other members of the Spinco Group to, use commercially reasonable efforts to deliver to Remainco (or its designee) as promptly as practicable (and, in any event, no later than thirty-six (36) months following the Spinco Distribution) all Information (i) that constitutes a Remainco Asset, (ii) to which a member of the Remainco Group has a license pursuant to an Ancillary Agreement (or to the extent such Information is reasonably necessary to exercise a license pursuant to any Ancillary Agreement) or access thereto pursuant to an Ancillary Agreement) or (iii) to the extent that such Information is related to the Remainco Business, but, in each case of the foregoing (i) through (iii), if such Information is commingled in any member of the Spinco Group’s current records or archives (whether stored with a Third Party or directly by any member of the Spinco Group), Spinco may redact Information that is a Spinco Asset to which a member of the Remainco Group does not have a license pursuant to an Ancillary Agreement (to the extent such Information is not reasonably necessary to exercise a license pursuant to any Ancillary Agreement) or access thereto pursuant to an Ancillary Agreement or that is not otherwise related to the Remainco Business; provided that with respect to any Information to which a member of the Remainco Group has a license pursuant to any Ancillary Agreement (or such Information is reasonably necessary to exercise such license) or access pursuant to any Ancillary Agreement, such Information shall be delivered only to the extent of such license (or such reasonable need for related Information) or access and otherwise subject to the terms of the applicable Ancillary Agreement.

(b) If Remainco identifies in writing particular Information (whether in written, electronic documentary or other archival documentary form) that Remainco reasonably believes constitutes a Remainco Asset (or to which a member of its Group has a license pursuant to an Ancillary Agreement (or such Information is reasonably necessary to exercise such license) or access thereto pursuant to an Ancillary Agreement) or that is otherwise related to the Remainco Business, but is held by or on behalf of any member of the Spinco Group (or any transferee thereof), Spinco shall, and shall cause any other applicable member of the Spinco Group to, request that the archive holder deliver such item to Spinco for review as soon as reasonably practicable, and Spinco shall review such request and deliver the requested material to Remainco as promptly as reasonably practicable and in any event within five (5) Business Days of receiving the material from the archive holder; provided that if the requested material is not specific and requires a longer period of review in light of the breadth of the request, Spinco shall deliver the material to Remainco as promptly as reasonably practicable and shall notify Remainco of the expected timeframe to allow Remainco to narrow such request if desired; provided, further, that with respect to any Information to which a member of the Remainco Group has a license pursuant to any Ancillary Agreement (or such Information is reasonably necessary to exercise such license) or access pursuant to any Ancillary Agreement, such Information shall be delivered only to the extent of such license (or such reasonable need for related Information) or access and otherwise subject to the terms of the applicable Ancillary Agreement or Ancillary Agreement; provided, further, that if such requested material does not constitute a Remainco Asset (and a member of the Remainco Group is not otherwise granted a license pursuant to an Ancillary Agreement (and such Information is not reasonably necessary to exercise such license) or access thereto pursuant to an Ancillary Agreement) or is not otherwise related to the Remainco Business, Spinco shall not deliver the material to Remainco, but shall provide Remainco with an explanation in reasonable detail of such determination and discuss with Remainco in good faith.

77

(c) Except as set forth on Schedule 5.2(c), Remainco shall, and shall cause the other members of the Remainco Group to, use commercially reasonable efforts to deliver to Spinco (or its designee) as promptly as practicable (and, in any event, no later than thirty-six (36) months following the Spinco Distribution) all Information (i) that constitutes a Spinco Asset, (ii) to which a member of the Spinco Group has a license pursuant to an Ancillary Agreement (or to the extent such Information is reasonably necessary to exercise a license pursuant to any Ancillary Agreement) or access thereto pursuant to an Ancillary Agreement) or (iii) to the extent that such Information is related to the Spinco Business, but, in each case of the foregoing (i) through (iii), if such Information is commingled in any member of the Remainco Group’s current records or archives (whether stored with a Third Party or directly by any member of the Remainco Group), Remainco may redact Information that is a Remainco Asset to which a member of the Spinco Group does not have a license pursuant to an Ancillary Agreement (to the extent such Information is not reasonably necessary to exercise a license pursuant to any Ancillary Agreement) or access thereto pursuant to an Ancillary Agreement or is not otherwise related to the Remainco Business; provided that with respect to any Information to which a member of the Spinco Group has a license pursuant to any Ancillary Agreement (or such Information is reasonably necessary to exercise such license) or access pursuant to any Ancillary Agreement, such Information shall be delivered only to the extent of such license (or such reasonable need for related Information) or access and otherwise subject to the terms of the applicable Ancillary Agreement.

(d) If Spinco identifies in writing particular Information (whether in written, electronic documentary or other archival documentary form) that Spinco reasonably believes constitutes a Spinco Asset (or to which a member of its Group has a license pursuant to an Ancillary Agreement (or such Information is reasonably necessary to exercise such license) or access thereto pursuant to a Ancillary Agreement) or is otherwise related to the Spinco Business, but is held by or on behalf of any member of the Remainco Group (or any transferee thereof), Remainco shall, and shall cause any other applicable member of the Remainco Group to, request that the archive holder deliver such item to Remainco for review as soon as reasonably practicable, and Remainco shall review such request and deliver the requested material to Spinco as promptly as reasonably practicable and in any event within five (5) Business Days of receiving the material from the archive holder; provided that if the requested material is not specific and requires a longer period of review in light of the breadth of the request, Remainco shall deliver the material to Spinco as promptly as reasonably practicable and shall notify Spinco of the expected timeframe to allow Spinco to narrow such request if desired; provided, further, that with respect to any Information to which a member of the Spinco Group has a license pursuant to any Ancillary Agreement (or such Information is reasonably necessary to exercise such license) or access pursuant to any Ancillary Agreement, such Information shall be delivered only to the extent of such license (or such reasonable need for related Information) or access and otherwise subject to the terms of the applicable Ancillary Agreement; provided, further, that if such requested material does not constitute a Spinco Asset (and a member of the Spinco Group is not otherwise granted a license pursuant to an Ancillary Agreement (and such Information is not reasonably necessary to exercise such license) or access thereto pursuant to an Ancillary Agreement) or is not otherwise related to the Spinco Business, Remainco shall not deliver the material to Spinco but shall provide Spinco with an explanation in reasonable detail of such determination and discuss with Spinco in good faith.

78

Section 5.3 Nonpublic Information. Each Party acknowledges on behalf of itself and the other members of its Group that Information provided under Section 5.1 may constitute material, nonpublic information, and trading in the securities of a member of any Group (or the securities of such Person’s Affiliates, or partners) while in possession of such material, nonpublic material information may constitute a violation of the U.S. federal securities Laws.

Section 5.4 Cooperation. From the Spinco Distribution until the date that is the third (3rd) anniversary of the Spinco Distribution, and subject to the terms and limitations contained in this Agreement and the Ancillary Agreements, each Party shall, and shall cause the other members of its Group, their respective then-Affiliates, each of its and their respective Affiliates and its and their employees to provide reasonable cooperation and assistance to each other Party (and any member of such Party’s Group) in connection with the completion of the Internal Reorganization and the transactions contemplated herein and in each Ancillary Agreement in connection with requests for Information from, audits or other examinations of, such other Party (or member of such Party’s Group) by a Governmental Entity at no additional cost to the Party (or member of such Party’s Group) requesting such assistance other than for the actual out-of-pocket costs (which shall not include the costs of salaries and benefits of employees of such Party (or its Group) or any pro rata portion of overhead or other costs of employing such employees which would have been incurred by such employees’ employer regardless of the employees’ service with respect to the foregoing) incurred by any such Party (or its Group), if applicable. The cooperation and assistance provided for in this Section 5.4 shall not be required to the extent such cooperation and assistance would result in an undue burden on any Party (or any member of its Group) or would unreasonably interfere with any of its employees’ normal functions and duties.

79

Section 5.5 Permits and Financial Assurance.

(a) At such time as the conditions to the Internal Reorganization have been satisfied in accordance with Section 2.3 and prior to the Spinco Distribution, the Permit Transferor shall be responsible for preparing and submitting, on a timely basis, all filings required to effect, as applicable (i) the Transfer to the applicable Permit Transferee of all permits, including Environmental Permits, that constitute Assets that are allocated to the Permit Transferee’s Group pursuant to this Agreement, and (ii) the issuance of all permits, including Environmental Permits, necessary for the conduct of the Business of the Permit Transferee’s Group as it is conducted as of the time of the Spinco Distribution after giving effect to the Ancillary Agreements. The Permit Transferee shall cooperate with the Permit Transferor with respect to the filing of such transfer or reissuance requests, including executing any necessary forms as required and providing information in the Permit Transferee’s possession to the Permit Transferor that is necessary for any such transfer or reissuance request. Following the Spinco Distribution, notwithstanding Section 2.9, the Permit Transferor shall, and shall cause the other members of its Group to, use commercially reasonable efforts to (A) assist the Permit Transferee by providing any information necessary to allow the Permit Transferee to apply to the applicable Governmental Entity for issuance of a new permit, including Environmental Permits, to the Permit Transferee, to the extent that such application was not submitted prior to the Spinco Distribution pursuant to this Section 5.5(a), (B) of the type in clause (i) and (ii) above, maintain each permit, including any Environmental Permit, that was not Transferred to the Permit Transferee prior to the Spinco Distribution (a “Non-Transferred Permit”), in full force and effect in all material respects in the ordinary course of business consistent with past practice (or, if greater, the level of effort agreed to maintain and administer its own permits, including any Environmental Permit) and taking into account the transactions contemplated by this Agreement, until such time as the permit has been transferred or reissued to the Permit Transferee, provided, that the Permit Transferor’s obligation hereunder is conditioned on the Permit Transferee undertaking prompt action to apply for and prosecute the reissuance or a transfer of said Non-Transferred Permit, (C) cooperate in any reasonable and lawful arrangement designed to provide to the Permit Transferee the benefits arising under each Non-Transferred Permit, including accepting such reasonable direction as the Permit Transferee shall request of the Permit Transferor, and (D) enforce at the Permit Transferee’s reasonable request, or allow the Permit Transferee to enforce in a commercially reasonable manner, any rights of the Permit Transferor under such Non-Transferred Permit (to the extent related to the Business of the Permit Transferee); provided that (x) the costs and expenses incurred by the Permit Transferor related to the foregoing clauses (A)-(B) shall be borne solely by the Permit Transferor and (y) the costs and expenses incurred by the Permit Transferor related to the foregoing clauses (C) – (D) shall be borne solely by the Permit Transferee. Following the Spinco Distribution, the Permit Transferee shall be responsible for compliance by the Business of its Group with all of the terms and conditions of any permit, including any Environmental Permit, which is a Non-Transferred Permit. The Permit Transferee shall be responsible for all Liabilities related thereto and shall indemnify the Permit Transferor pursuant to Article VII for all Indemnifiable Losses to the extent relating to or arising in connection with or resulting from a permit, including any Environmental Permit, which is a Non-Transferred Permit due to the Business of its Group, including fines or penalties arising from violations by its Group of any terms and/or conditions of the Non-Transferred Permit. The covenants and agreements set forth in this Section 5.5(a) of a Permit Transferor or Permit Transferee that is a member of the Remainco Group shall constitute Remainco Liabilities and where such Permit Transferor or Permit Transferee is a member of the Spinco Group they shall constitute Spinco Liabilities. Notwithstanding Section 2.8 or Section 2.9, but in furtherance of the foregoing, in the case of any permits (including Environmental Permits) which are related to both the Remainco Business and the Spinco Business (a “Shared Permit”), the holder of such Shared Permit shall be entitled to elect whether to (i) Transfer the applicable Shared Permit to a member of the other Party’s Group (as designated by such Party) and procure for itself any new permits or (ii) procure the issuance for the other Party of such new permits, including Environmental Permits, related to the existing Shared Permits (to the extent necessary for the conduct of the Business of such other Party’s Group as it is conducted as of the time of the Spinco Distribution after giving effect to the Ancillary Agreements); provided, that, in each case, and for the avoidance of doubt, if there is any delay in the Transfer or procurement of such permit, clauses (A)-(D) of this Section shall continue to apply.

80

(b) Subject to Article VII, as required by applicable Law and as soon as practicable after the Spinco Distribution, but in any event no later than thirty (30) days after the Spinco Distribution unless otherwise permitted under applicable Law, each of Remainco and Spinco, as the case may be, shall, or shall cause another member of its Group to, submit to the appropriate regulatory agencies documentation satisfactory to such agencies that it has procured financial assurance, in compliance with applicable Laws, to replace the financial assurance provided by members of the other Parties’ Groups in respect of Environmental Liabilities that constitute Remainco Liabilities or Spinco Liabilities, respectively, pursuant to such Laws. A schedule of the financial assurance related to Environmental Liabilities required to be obtained by each of the Remainco Group and Spinco Group as of the date of this Agreement is set forth on Schedule 5.5. Subject to Article VII, to the extent that the Environmental Liability underlying such financial assurance is a Remainco Liability or a Spinco Liability, Remainco or Spinco, respectively, shall remain liable for the costs and expenses associated with maintaining such financial assurance, even in circumstances where an Indemnitee is required as a matter of applicable Law to obtain such financial assurance.

Section 5.6 Non-Competition.

(a) For a period of three (3) years from the Spinco Distribution Date (the “Bio-PDO Non-Compete Period”), none of Spinco, any member of the Spinco Group nor any of its or their Affiliates shall, directly or indirectly, own, manage, or operate or engage in (including by means of licensing or granting rights to, or engaging in a similar arrangement with, another Person, or by causing or directing any Person to own, manage, or operate or engage in) the business of researching, developing, manufacturing, selling, marketing, commercializing or otherwise using 1,3-propanediol (“PDO”) produced from biological processes (or biological materials used for purposes of making the same) anywhere in the world or hold any ownership interest in any Person who engages in, or licenses or otherwise grants any rights to or assists any Person to engage in, or operates such business (the foregoing, the “Spinco Prohibited Activities”). Notwithstanding the foregoing, nothing herein shall prevent (i) Spinco from making, having made, or selling or licensing the production of or assisting third parties in the production of PDO produced from sources other than biological sources or (ii) RMT Partner from granting a license to its and its Subsidiaries’ Intellectual Property if such license is not entered into for purposes of granting rights to any Spinco Prohibited Activities.

(b) Notwithstanding the foregoing Spinco Prohibited Activities, the Parties agree that nothing herein shall prohibit Spinco, any member of the Spinco Group or any of its or their Affiliates from:

(i) acquiring or investing in any Person, or the assets thereof, if less than five percent (5%) of each of the gross revenues, assets and income of such Person or assets (based on such Person’s latest annual audited consolidated financial statements, to the extent available) are related to or were derived from any of the Spinco Prohibited Activities; and

81

(ii) acquiring (x) passive ownership, solely as an investment, of five percent (5%) or less of the securities of any Person and (y) any interest in any Person, regardless of the relative size of the ownership interest or revenues derived from Spinco Prohibited Activities, through any pension trust or similar benefit plan investment vehicle (or agent thereof in their capacity as such) of Spinco, the members of the Spinco Group or any of its or their Affiliates, as applicable, so long as such investments are passive investments in securities in the ordinary course of its respective operations.

(c) Notwithstanding anything to the contrary contained herein, if Spinco or RMT Partner undergoes a Change of Control after the Spinco Distribution and prior to the end of the Non-Compete Period, then in connection with the entry into an agreement providing for such Change of Control, Spinco or RMT Partner shall cause the acquiring third party to enter into an agreement that subjects the acquired operations and activities of Spinco, the members of the Spinco Group, RMT Partner, RMT Partner’s Subsidiaries and any Affiliates of the foregoing (other than the third party and its Affiliates prior to such acquisition to the extent not already Affiliates of such Persons) (the “Pre-Acquisition Entities”) to the restrictions set forth in this Section 5.6 to the same extent as they apply to Pre-Acquisition Entities immediately prior to the consummation of such Change of Control for the remainder of the Non-Compete Period. For the avoidance of doubt, the acquiring third party or surviving entity or parent of such acquiring third party or its Subsidiaries and Affiliates (but not Pre-Acquisition Entities or any of their respective Subsidiaries) (the “Acquirers”) may engage in the Spinco Prohibited Activities to the extent not Affiliates of Spinco or RMT Partner prior to such acquisition; provided, that, the Acquirers shall hold separate the business and Assets of Pre-Acquisition Entities immediately prior to such time from the portions of the Acquirers’ business engaged directly or indirectly in the Spinco Prohibited Activities and shall not otherwise integrate Pre-Acquisition Entities’ business engaged in the Spinco Prohibited Activities into the portions of its business engaged directly or indirectly in any Spinco Prohibited Activity and shall not in any way use or accept for use, or otherwise allow access to any Assets or Information of Pre-Acquisition Entities’ business by the portion of the Acquirers’ business engaged in the Spinco Prohibited Activities.

(d) For the avoidance of doubt, references in this Section 5.6 to “Affiliates” of Spinco shall include RMT Partner and its Subsidiaries and Affiliates.

(e) Spinco (on behalf of itself and each member of its Group) and RMT Partner acknowledge and agree that this Section 5.6 constitutes an independent covenant and shall not be affected by performance or nonperformance of any other provision of this Agreement by Remainco.

(f) Spinco (on behalf of itself and each member of its Group) and RMT Partner further acknowledge and agree that the restrictive covenants and other agreements contained in this Section 5.6 are an essential part of this Agreement and the transactions contemplated hereby. It is the intent of Remainco, Spinco and RMT Partner that the provisions of this Section 5.6 shall be enforced to the fullest extent permissible under the Laws and public policies applied in each jurisdiction in which enforcement is sought. Each of Spinco and RMT Partner has independently consulted with its counsel and after such consultation agrees that the covenants set forth in this Section 5.6 are intended to be reasonable and proper in scope, duration and geographical area and in all other respects. Subject to the terms of Article XI, Spinco (on behalf of itself and each member of its Group) and RMT Partner acknowledge and agree that irreparable harm would occur in the event that the Spinco or any member of the Spinco Group or RMT Partner or any of its Subsidiaries, as applicable, does not perform, or cause to be performed, any provision of this Section 5.6 in accordance with its specific terms or otherwise breach this Section 5.6 and the remedies available to Remainco at law for any breach or threatened breach of this Section 5.6, including monetary damages, are inadequate compensation for any Indemnifiable Loss. Accordingly, from and after the Spinco Distribution, in the event of any actual or threatened default in, or breach of, any of the terms and provisions of this Section 5.6, Spinco (on behalf of itself and each member of its Group) and RMT Partner agree that Remainco shall, subject and pursuant to the terms of Article IX, have the right to specific performance and injunctive or other equitable relief of its or their rights under this Agreement, in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative. Spinco (on behalf of itself and each member of its Group) and RMT Partner agree that any defense in any action for specific performance that a remedy at law would be adequate is hereby waived, and that any requirements for the securing or posting of any bond with such remedy are hereby waived. If any such covenant is found to be invalid, void or unenforceable in any situation in any jurisdiction by a final determination of the Arbitral Tribunal, Emergency Arbitrator and the court or any other Governmental Entity of competent jurisdiction, each of Remainco, Spinco and RMT Partner agrees that: (i) such determination shall not affect the validity or enforceability of (x) the offending term or provision in any other situation or in any other jurisdiction, or (y) the remaining terms and provisions of this Section 5.6 in any situation in any jurisdiction; (ii) the offending term or provision shall be reformed rather than voided and the Arbitral Tribunal, Emergency Arbitrator and court or Governmental Entity making such determination shall have the power to reduce the scope, duration or geographical area of any invalid or unenforceable term or provision, to delete specific words or phrases, or to replace any invalid or enforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable provision, in order to render the restrictive covenants set forth in this Section 5.6 enforceable to the fullest extent permitted by applicable Law; and (iii) the restrictive covenants set forth in this Section 5.6 shall be enforceable as so modified.

82

ARTICLE VI

DWDP SDA; CERTAIN DWDP ANCILLARY AGREEMENTS; CORTEVA LETTER AGREEMENT

Section 6.1 No Assignment. For the avoidance of doubt, notwithstanding anything to the contrary set forth in this Agreement, no member of the Remainco Group shall have any obligation pursuant to this Agreement or any other Transaction Agreement to assign or use any level of effort to attempt to assign or otherwise Transfer any DWDP Separation Related Agreement, in full or in part, or any rights thereunder to any member of the Spinco Group other than (i) the Spinco Specified DWDP Separation Related Agreements (which are subject to Section 2.8) and (ii) the Severable DWDP Separation Related Agreements (which are subject to Section 2.4). For the avoidance of doubt, Remainco may elect in its reasonable discretion and in consultation with Spinco and RMT Partner to partially assign any DWDP Separation Related Agreement to effectuate the intent of this Article VI (but at all times subject to the terms of this Article VI including the limitations set forth in Section 6.2(b)).

Section 6.2 Spinco Enforcement.

(a) Subject to Section 6.2(b), unless the benefits of a Shared DWDP Separation Related Agreement are conveyed to Spinco (or a member of its Group) pursuant to an Ancillary Agreement, from and after the Spinco Distribution, Remainco shall (or shall cause the applicable member of the Remainco Group to), at Remainco’s election, either (i) enforce at Spinco’s request (or shall cause the applicable member of the Remainco Group to) or (ii) allow Spinco or another member of the Spinco Group, as applicable, to enforce in a commercially reasonable manner, any and all rights of any member of the Remainco Group (after giving effect to the Separation) under any and all Shared DWDP Separation Related Agreements to the extent related to the Spinco Business, Spinco Assets or Spinco Liabilities (and Spinco shall (x) directly bear the out of pocket costs and expenses of such enforcement to the extent related to the rights being enforced for the benefit of the Spinco Group, (y) indemnify Remainco against any Indemnifiable Losses arising out of such enforcement to the extent related to the rights being enforced for the benefit of the Spinco Group and (z) for the avoidance of doubt, be entitled to any recovery to the extent (1) related to the Spinco Business or Spinco Assets and (2) related to, arising out of or resulting from such enforcement). Notwithstanding anything in this Agreement to the contrary (including the definition of “Spinco Assets”), under no circumstances will Spinco or any member of the Spinco Group be entitled to any right, interest or benefit under any Shared DWDP Separation Related Agreement or to compel any enforcement thereof except, in each case, (x) the Spinco Vested DWDP Rights, (y) as set forth in this Section 6.2 and (z) as set forth in the Tax Matters Agreement.

83

(b) Notwithstanding Section 6.2(a):

(i) no member of the Remainco Group shall have any obligation to any Spinco Indemnitee or any of their respective then-Affiliates to offer or pay any money or otherwise grant any accommodation (financial or otherwise) to any Third Party to enforce any Shared DWDP Separation Related Agreement;

(ii) no member of the Spinco Group shall have any right to, and no member of the Remainco Group shall have any obligation to any member of the Spinco Group (or any other Spinco Indemnitee) to, exercise any rights or enforce any obligations relating to, arising out of or resulting from the “Contingent Claim Committee” (as defined in the DWDP SDA), “Shared Historical DuPont Claim Committee” (as defined in the DWDP SDA) or any of the provisions set forth on Schedule 6.2(b)(ii) (the “Remainco Designated Rights”);

(iii) [Reserved];

(iv) no member of the Spinco Group shall have any right to, and no member of the Remainco Group shall have any obligation to any member of the Spinco Group (or any other Spinco Indemnitee) to, exercise any rights or enforce any obligations under any Shared DWDP Separation Related Agreements, including by commencing or maintaining any Action against any Third Party to enforce (or to allow any member of the Spinco Group to enforce) any Shared DWDP Separation Related Agreement if, in the good faith judgment of Remainco (or if such member of Remainco Group is not an Affiliate of Remainco at such time, such member of the Remainco Group), exercising any such rights or enforcing any such obligations (including, with respect to any Action, the commencement, maintenance or resolution thereof by order, judgment, settlement or otherwise) would reasonably be expected to (A) materially and adversely impact the conduct of the Remainco Business or result in a material adverse change to any member of the Remainco Group at shared locations where any member of the “MatCo Group” (as defined in the DWDP SDA) and any member of the Remainco Group or any member of the AgCo Group and any member of the Remainco Group, as applicable, have operating agreements, governmental permits or joint obligations to a Governmental Entity with interdependencies or (B) result in a material adverse effect on the financial condition or results of operations of Remainco and its Subsidiaries (or if such member of Remainco Group is not an Affiliate of Remainco at such time, such member of the Remainco Group and its then-Affiliates) at such time or the Remainco Business conducted thereby at such time, taken as a whole, and in the case of both (A) and (B), such material adverse effect would reasonably be expected to be greater with respect to the Remainco Group, taken as a whole, than the effect on the Spinco Group, taken as a whole; provided, however, that Spinco may request that Remainco commence or maintain an Action (and/or cause the applicable member of the Remainco Group party to such Shared DWDP Separation Related Agreement to commence or maintain an Action), which request shall be considered in good faith by Remainco; provided, further, that Remainco’s good faith determination not to commence or maintain an Action shall not in and of itself constitute a breach of this Section 6.2, but the foregoing shall not preclude consideration of Remainco’s good faith for purposes of determining compliance with this Section 6.2.

84

(c) From and after the Spinco Distribution, Remainco shall not (and shall cause the other applicable members of the Remainco Group not to), without the consent of Spinco (such consent not to be unreasonably withheld, conditioned or delayed) (x) waive any rights under such Shared DWDP Separation Related Agreement to the extent related to the Spinco Business, Spinco Assets or Spinco Liabilities of such other Party, (y) terminate (or consent to be terminated by the counterparty) such Shared DWDP Separation Related Agreement except in connection with (1) the expiration of such Shared DWDP Separation Related Agreement in accordance with its terms (it being understood, for the avoidance of doubt, that sending a notice of non-renewal to the counterparty to such Shared DWDP Separation Related Agreement in accordance with the terms of such Shared DWDP Separation Related Agreement is expressly permitted) or (2) a partial termination of such Shared DWDP Separation Related Agreement that would not reasonably be expected to impact any rights under such Shared DWDP Separation Related Agreement related to the Spinco Business, Spinco Assets or Spinco Liabilities, or (z) amend, modify or supplement such Shared DWDP Separation Related Agreement in a manner (1) material (relative to the existing rights and obligations related to the Spinco Business, Spinco Assets or Spinco Liabilities under such Shared DWDP Separation Related Agreement) and adverse to the Spinco Business, Spinco Assets or Spinco Liabilities of such other Party or any of its Subsidiaries and (2) disproportionate in the impact incurred by the Spinco Business, Spinco Assets or Spinco Liabilities under such Shared DWDP Separation Related Agreement (relative to the existing rights and obligations related to the Spinco Business, Spinco Assets or Spinco Liabilities under such Shared DWDP Separation Related Agreement) compared to the impact incurred by the Remainco Business, Remainco Assets or Remainco Liabilities under such Shared DWDP Separation Related Agreement (relative to the existing rights and obligations related to the Remainco Business, Remainco Assets or Remainco Liabilities under such Shared DWDP Separation Related Agreement).

85

(d) From and after the Spinco Distribution, as applicable, if a member of a Group (the “DWDP Notice Recipient”) receives from a counterparty to a Shared DWDP Separation Related Agreement a formal notice of breach of such Shared DWDP Separation Related Agreement that would reasonably be expected to impact the other Group, the DWDP Notice Recipient shall provide written notice to the other Party as soon as reasonably practicable (and in no event later than five (5) Business Days following receipt of such notice) and the Parties shall consult with respect to the actions proposed to be taken regarding the alleged breach. If Remainco or another member of the Remainco Group (the “DWDP Notifying Party”) sends to a counterparty to a Shared DWDP Separation Related Agreement a formal notice of breach of such Shared DWDP Separation Related Agreement that would reasonably be expected to impact the Spinco Group, the DWDP Notifying Party shall provide written notice to Spinco as soon as reasonably practicable (and in any event no less than five (5) Business Days prior to sending such notice of breach to the counterparty), and the Parties shall consult with each other regarding such alleged breach. From and after the Spinco Distribution, as applicable, no Party shall (and each Party shall cause the other members of its Group not to) breach any Shared DWDP Separation Related Agreement to the extent such breach would reasonably be expected to result in a loss of rights, or acceleration of obligations, of any member of the other Party’s Group (or related to its Business, Assets or Liabilities under such Shared DWDP Separation Related Agreement) pursuant to (X) such Shared DWDP Separation Related Agreement, or (Y) any other Contract with the Third Party counterparty to such Shared DWDP Separation Related Agreement (or any of its Affiliates) in existence at the time of the Spinco Distribution that contains cross-default or similar provisions related to such Shared DWDP Separation Related Agreement.

Section 6.3 Spinco Obligations. Spinco shall, or shall cause the applicable member of the Spinco Group to, pay, perform and discharge fully all of the obligations and Liabilities of any member of the Remainco Group or Spinco Group under the DWDP Separation Related Agreements (other than the Remainco Specified Separation Related Agreements) to the extent constituting a Spinco Liability and shall otherwise use commercially reasonable efforts to pay, perform and discharge such obligations and Liabilities related to the Spinco Business or a Spinco Asset or any obligation that Remainco is obligated to cause the other members of the “SpecCo Group” (as defined in the DWDP SDA) to perform as if it were a party thereto. To the extent any such performance by Spinco is not permitted by any applicable counterparty, and subject to any separate arrangement reached in any Ancillary Agreement, Remainco shall continue to pay, perform and discharge fully all such obligations in coordination with and at Spinco’s direction, and any and all costs, expenses and Liabilities incurred by Remainco or its Affiliates in connection with the performance by Remainco or its Affiliates of its obligations under this Section 6.3 shall be borne solely by Spinco.

86

Section 6.4 Certain Matters Relating to Article XI of the DWDP SDA.

(a) In furtherance and not in limitation of this Article VI, with respect to Liabilities of Remainco and its Subsidiaries immediately prior to the Spinco Distribution that (x) constitute Spinco Liabilities (other than those incurred by a member of the Remainco Group) or (y) are otherwise incurred by a member of the Spinco Group, in each case to the extent related to or arising from occurrences prior to the date of the Spinco Distribution, and to the extent any rights to insurance coverage applicable to those Liabilities are available under any Accessible DWDP Insurance Policy and access to such Accessible DWDP Insurance Policy is available to “SpecCo” and members of the “SpecCo Group” (as defined in the DWDP SDA) pursuant to Article XI of the DWDP SDA:

(i) Any rights to such insurance coverage earlier assigned to Remainco pursuant to the DWDP SDA are hereby assigned by Remainco (on behalf of itself and the applicable members of its group) to the applicable members of the Spinco Group on that same date, to the extent permissible under the DWDP SDA and any Accessible DWDP Insurance Policy; and

(ii) If permitted under such Accessible DWDP Insurance Policy and the DWDP SDA, Remainco shall (or shall cause the applicable member of its Group to) provide the applicable member of the Spinco Group with, from the date of the Spinco Distribution, access to and the right to make claims under, the applicable Accessible DWDP Insurance Policy; provided that such access to, and the right to make claims under, such Accessible DWDP Insurance Policy shall be subject to the terms, conditions and exclusions of such policy, including any limits on coverage or scope, and any deductibles, self-insured retentions, retrospective premiums, and other chargeback amounts, fees, costs and expenses and subject to the terms of the DWDP SDA and shall be subject further to the following:

(1) If permitted under such Accessible DWDP Insurance Policy and the DWDP SDA, the applicable member of the Spinco Group shall be responsible for the submission, administration and management of any claims under such Accessible DWDP Insurance Policy; provided that Spinco shall provide reasonable written notice to Remainco, or the relevant member of its respective Group, prior to submitting any such claim;

(2) If such Accessible DWDP Insurance Policy or the DWDP SDA does not permit the applicable members of the Spinco Group to directly submit claims under such Accessible DWDP Insurance Policy, Spinco shall, or shall cause the applicable member of the Spinco Group to, report any potential claims under such Accessible DWDP Insurance Policy as soon as reasonably practicable to Remainco, and Remainco shall, or shall cause the relevant member of its Group to, submit such claims directly to the applicable insurer on behalf of the applicable member of the Spinco Group to the extent permitted by the DWDP SDA and the Accessible DWDP Insurance Policy; provided that with respect to any such claims, Spinco (or the applicable member of the Spinco Group) shall (x) be responsible for (A) the preparation of any documents or forms that are required for the submission of such claims and (B) the administration and management of such claims after submission, and (y) provide Remainco, or the relevant member of its Group, with such documents, forms or other information necessary for the submission of such claims by Remainco, or the relevant member of its Group, on behalf of Spinco (or the applicable member of the Spinco Group);

87

(3) Spinco (or the applicable member of the Spinco Group) shall be responsible for any payments to the applicable Accessible DWDP Insurance Policy Insurer under such Accessible DWDP Insurance Policy relating to Spinco’s (or the applicable member of the Spinco Group’s) claims submissions, and shall indemnify, hold harmless and reimburse Remainco (and the relevant member of the Remainco Group) for any deductibles, retentions, retrospective premiums and other chargeback amounts, fees, costs and expenses incurred by Remainco (or any member of the Remainco Group) to the extent resulting from any access to, or any claims made by Spinco (or any member of the Spinco Group) under, any such Accessible DWDP Insurance Policy provided pursuant to this Article VI and in accordance with the terms thereof and the DWDP SDA (with respect to Spinco Liabilities), including any indemnity payments, settlements, judgments, legal fees and allocated claims expenses and claim handling fees, whether such claims are submitted directly or indirectly by Spinco, a member of the Spinco Group, its or their employees or third parties;

(4) Spinco (or the applicable member of the Spinco Group) shall bear (and none of Remainco or the member of its Group shall have any obligation to repay or reimburse any members of the Spinco Group for) and shall be liable for all excluded, uninsured, uncovered, unavailable or uncollectible amounts of all such claims directly or indirectly made by Spinco or any members of the Spinco Group under such Accessible DWDP Insurance Policy (unless otherwise constituting a Remainco Liability); and

(5) No member of the Spinco Group, in connection with making a claim under any such Accessible DWDP Insurance Policy pursuant to this Article VI and Section 6.4, shall take any action that such Spinco Group member reasonably determines would be reasonably likely to (w) have a material adverse impact on the then-current relationship between any member of the Remainco Group, AgCo Group or MatCo Group, on the one hand (as applicable), and the applicable insurer, on the other hand; (x) result in the applicable insurer terminating or reducing coverage to, or increasing the amount of any premium owed by, any member of the Remainco Group, AgCo Group or MatCo Group under such policy (as applicable); (y) otherwise materially compromise, jeopardize or interfere with the rights of any member of the Remainco Group, AgCo Group or MatCo Group (as applicable) under such policy; or (z) otherwise materially compromise or impair the ability of Remainco, AgCo or MatCo to enforce its rights with respect to any indemnification under or arising out of this Agreement or the DWDP SDA, and Remainco shall have the right to cause Spinco to desist, or cause any other member of the Spinco Group to desist, from any action that Remainco reasonably determines would compromise or impair its rights in accordance with this clause (z) or the rights of MatCo or AgCo.

(b) Nothing contained in this Agreement or Section 6.4 shall be considered an assignment or attempted assignment of any policy of insurance in its entirety (as opposed to an assignment of rights under a policy) or of the DWDP SDA in whole or in part, nor is it considered to be itself a contract of insurance, and further, this Agreement shall not be construed to waive any right or remedy of Remainco, Spinco or any members of their respective Groups under or with respect to any Accessible DWDP Insurance Policy and related programs, or any other contract or policy of insurance, and Remainco, Spinco or any member of their respective Groups reserve all their rights thereunder.

88

(c) In the event of any action by members of both the Remainco Group and Spinco Group to recover or obtain Insurance Proceeds under an Accessible DWDP Insurance Policy, or to defend any action by an insurer attempting to restrict or deny any coverage benefits under an Accessible DWDP Insurance Policy, to the extent permitted by the DWDP SDA and applicable Law, Remainco and Spinco (or the applicable member of their Group) may join in any such action and be represented by joint counsel and each shall, and shall cause the other members of its Group to, waive any conflict of interest to the extent necessary to conduct any such action.

(d) Notwithstanding the foregoing in this Article VI and Section 6.4, and for the avoidance of doubt, at no time shall Remainco or any member of the Remainco Group be required or obligated to provide any benefit to Spinco or any member of the Spinco Group under, or otherwise take any action under this Agreement with respect to, any Accessible DWDP Insurance Policy to the extent not otherwise permitted or available to Remainco under the DWDP SDA.

ARTICLE VII

INDEMNIFICATION

Section 7.1 Release of Pre-Distribution Claims.

(a) Except (i) as provided in Section 7.1(c), (ii) as may be otherwise expressly provided in this Agreement and (iii) for any matter for which any Indemnitee is entitled to indemnification pursuant to this Article VII, each Party, on behalf of itself and each member of its Group, and to the extent permitted by Law, all Persons who at any time prior to the Spinco Distribution were directors, officers, agents or employees of any member of its respective Group (in their respective capacities as such), in each case, together with their respective heirs, executors, administrators, successors and assigns, (x) do hereby, irrevocably but effective at the time of and conditioned upon the occurrence of the Spinco Distribution, and (y) at the time of the Spinco Distribution shall remise, release and forever discharge the other Party and the other members of such other Party’s Group and their respective successors and all Persons who at any time prior to the Spinco Distribution were shareholders, directors, officers or employees of any member of such other Party’s Group (in their capacity as such), in each case, together with their respective heirs, executors, administrators, successors and assigns from any and all Liabilities whatsoever, whether at Law or in equity, whether arising under any Contract, by operation of Law or otherwise, in each case, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the Spinco Distribution, including in connection with the Internal Reorganization, Spinco Distribution or any of the other transactions contemplated hereunder and under the Ancillary Agreements; provided, however, that no employee shall be remised, released and discharged to the extent that such Liability relates to, arises out of or results from intentional misconduct by such employee.

89

(b) Except (i) as provided in Section 7.1(c), (ii) as may be otherwise expressly provided in this Agreement, (iii) for any matter for which any Indemnitee is entitled to indemnification pursuant to this Article VII, or (iv) for any claim relating to or arising from Fraud with respect to any representation or warranty made in the Merger Agreement, RMT Partner, (x) does hereby, irrevocably but effective at the time of and conditioned upon the occurrence of the Spinco Distribution, and (y) at the Spinco Distribution shall remise, release and forever discharge Remainco and the other members of the Remainco Group and their respective successors and all Persons who at any time prior to the Spinco Distribution were shareholders, directors, officers or employees of any member of the Remainco Group (in their capacity as such), in each case, together with their respective heirs, executors, administrators, successors and assigns from any and all Liabilities whatsoever, whether at Law or in equity, whether arising under any Contract, by operation of Law or otherwise, in each case, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed on or before the Spinco Distribution, to the extent related to the Internal Reorganization, Spinco Distribution or any of the other transactions contemplated hereunder and under the Merger Agreement and the Ancillary Agreements; provided, however, that no Spinco Employee shall be remised, released and discharged to the extent that such Liability relates to, arises out of or results from intentional misconduct by such employee.

(c) Nothing contained in this Agreement, including Section 7.1(a), Section 7.1(b) or Section 7.1(c) shall impair or otherwise affect any right of any Party, any member of any Group, or any Party’s or member of a Group’s respective heirs, executors, administrators, successors and assigns to enforce this Agreement, the Merger Agreement, any Ancillary Agreement, any Continuing Arrangements or any agreements, arrangements, commitments or understandings that continue in effect after the Spinco Distribution pursuant to the terms of this Agreement, the Merger Agreement or any Ancillary Agreement. In addition, nothing contained in Section 7.1(a) shall release any Person from:

(i) any Liability Assumed, Transferred or allocated to a Party or a member of such Party’s Group pursuant to or as contemplated by, or any other Liability of any member of such Group under, this Agreement or any Ancillary Agreement including (A) with respect to Spinco, any Spinco Liability and (B) with respect to Remainco, any Remainco Liability;

(ii) any Liability under any Continuing Arrangements;

(iii) any Liability that the Parties may have with respect to indemnification pursuant to this Agreement or any Ancillary Agreement or otherwise for claims or Actions brought against any Indemnitee by third Persons, which Liability shall be governed by the provisions of this Agreement and, in particular, this Article VII or, in the case of any Liability arising out of a Ancillary Agreement, the applicable provisions of such Ancillary Agreement;

90

(iv) the obligation of Remainco, Spinco, RMT Partner or the other parties to the Merger Agreement to consummate the Merger and the other transactions expressly contemplated to occur at the Closing, subject to the terms and conditions of the Merger Agreement;

(v) any Liability the release of which would result in a release of any Person other than the Persons released in Section 7.1(a); provided that the Parties and RMT Partner agree not to bring any Action or permit any of their Subsidiaries or other members of their respective Group, or any of their respective Affiliates, to bring any Action against a Person released in Section 7.1(a) with respect to such Liability.

In addition, nothing contained in Section 7.1(a) shall release Spinco from indemnifying any director, officer or employee of Remainco who was a director, officer or employee of Spinco or any of its Subsidiaries on or prior to the Spinco Distribution, as applicable, to the extent such director, officer or employee is or becomes a named defendant in any Action with respect to which he or she was entitled to such indemnification pursuant to obligations existing prior to the Spinco Distribution; it being understood that if the underlying obligation giving rise to such Action is a Remainco Liability, Remainco shall indemnify Spinco for such Liability (including Spinco’s costs to indemnify the director, officer or employee) in accordance with the provisions set forth in this Article VII.

(d) From and after the time of the Spinco Distribution, each Party shall not, and shall not permit its Subsidiaries or the other members of its Group, or any of their respective Affiliates, to, make any (or fail to withdraw any previously existing) claim, demand or offset, or commence (or fail to withdraw any previously existing) any Action asserting any claim, demand or offset, including any claim for indemnification, against any other Party or any member of any other Party’s Group, or any other Person released pursuant to Section 7.1(a) or their respective successors with respect to any Liabilities released pursuant to Section 7.1(a).

(e) From and after the time of the Spinco Distribution, RMT Partner shall not, and shall not permit its Subsidiaries, or any of their respective Affiliates, to, make any (or fail to withdraw any previously existing) claim, demand or offset, or commence (or fail to withdraw any previously existing) any Action asserting any claim, demand or offset, including any claim for indemnification, against Remainco or any member of the Remainco Group, or any other Person released pursuant to Section 7.1(b) or their respective successors with respect to any Liabilities released pursuant to Section 7.1(b).

(f) It is the intent of each Party and RMT Partner, by virtue of the provisions of this Section 7.1, to provide for, at the time of the Spinco Distribution, a full and complete release and discharge of all Liabilities existing or arising from all acts and events occurring or failing to occur or alleged to have occurred or to have failed to occur and all conditions existing or alleged to have existed on or before the Spinco Distribution, whether known or unknown, between or among any Party (and/or a member of such Party’s Group), on the one hand, and any other Party or Parties (and/or a member of such Party’s or parties’ Group) (or RMT Partner and its Affiliates), on the other hand (including any contractual agreements or arrangements existing or alleged to exist between or among any such members on or before the Spinco Distribution), except as specifically set forth in Sections 7.1(a) and 7.1(c). At any time, at the reasonable request of any other Party, each Party shall use reasonable best efforts to cause its Subsidiaries and each other member of its respective Group and, to the extent reasonably practicable each other Person on whose behalf it released Liabilities pursuant to this Section 7.1 to execute and deliver releases reflecting the provisions hereof. Furthermore, at any time, at the reasonable request of Remainco, RMT Partner shall cause its Subsidiaries and, to the extent practicable each other Person on whose behalf it released Liabilities pursuant to this Section 7.1 to execute and deliver releases reflected the provisions hereof.

91

(g) Each of Remainco and Spinco, on behalf of itself and the members of its Group, hereby waives any claims, rights of termination and any other rights under any Continuing Arrangement related to or arising out of the Internal Reorganization, the Spinco Distribution (including with respect to any of “change of control” or similar provision or from any Party no longer being an Affiliate of the other Party, and agrees that any change in rights or obligations that would automatically be effective as a result thereof be deemed amended to no longer apply (and that Section 2.10 shall apply in respect of such amendments)).

(h) Each of Remainco and RMT Partner, on behalf of itself and its Subsidiaries, hereby waives any claims, rights of termination and any other rights under any Contract by and between or among any member of the Remainco Group or the Spinco Group, on the one hand, and RMT Partner and its Subsidiaries, on the other hand, related to or arising out of the Internal Reorganization, the Spinco Distribution (including with respect to any of “change of control” or similar provision or from any Party no longer being an Affiliate of the other Party, and agrees that any change in rights or obligations that would automatically be effective as a result thereof be deemed amended to no longer apply (and that Section 2.10 shall apply in respect of such amendments)).

Section 7.2 Indemnification by Remainco. In addition to any other provisions of this Agreement requiring indemnification and except as otherwise specifically set forth in any provision of this Agreement, following the Spinco Distribution Date, Remainco shall and shall cause the other members of the Remainco Group to indemnify, defend and hold harmless the Spinco Indemnitees from and against any and all Indemnifiable Losses of the Spinco Indemnitees to the extent relating to, arising out of or resulting from (i) the Remainco Liabilities or any Third Party Claim that would, if resolved in favor of the claimant, constitute a Remainco Liability or (ii) any breach by Remainco of any provision of this Agreement.

Section 7.3 Indemnification by Spinco and RMT Partner; RMT Partner Guaranty.

(a) In addition to any other provisions of this Agreement requiring indemnification and except as otherwise specifically set forth in any provision of this Agreement, (x) Spinco shall and shall cause the other members of the Spinco Group to indemnify, defend and hold harmless the Remainco Indemnitees from and against any and all Indemnifiable Losses of the Remainco Indemnitees to the extent relating to, arising out of or resulting from (i) the Spinco Liabilities or any Third Party Claim that would, if resolved in favor of the claimant, constitute a Spinco Liability or (ii) any breach by Spinco of any provision of this Agreement and (y) RMT Partner shall and shall cause its Subsidiaries to indemnify, defend and hold harmless the Remainco Indemnitees from and against any and all Indemnifiable Losses of the Remainco Indemnitees to the extent relating to, arising out of or resulting from any breach by RMT Partner of Section 7.3(b).

92

(b) RMT Partner Guaranty. Subject to the occurrence of, and effective upon, the Effective Time:

(i) RMT Partner, in order to induce Remainco to execute and deliver this Agreement, hereby absolutely, unconditionally and irrevocably and as a primary obligation (and not as surety only) guarantees (the “RMT Partner Guaranty”) each and every covenant, agreement and other obligation of Spinco and the Spinco Group, including the due, punctual and full payment and performance of Spinco’s (including its permitted designees’ and assigns’) and the Spinco Group’s obligations hereunder when due (and including, for the avoidance of doubt, in connection with any breach of Spinco’s covenants herein). If Spinco or any member of the Spinco Group fails or refuses to pay or perform any such obligations, RMT Partner shall promptly pay or perform such obligations after any such failure or refusal, as applicable; provided that, this RMT Partner Guaranty constitutes an independent guaranty of payment, and is not conditioned on or contingent upon any attempt to enforce in whole or in part any obligations of Spinco or any member of the Spinco Group by Remainco (or the existence or continuance of Spinco as a legal entity).

(ii) This RMT Partner Guaranty is a guarantee of payment and performance, and not of collection, and RMT Partner acknowledges and agrees that this RMT Partner Guaranty is full and unconditional, and no release or extinguishment of Spinco’s and/or its designees’ or assigns’ or any member of the Spinco Group’s Liabilities (other than in accordance with the terms of this Agreement), whether by decree in any bankruptcy proceeding or otherwise, shall affect the continuing validity and enforceability of this RMT Partner Guaranty. RMT Partner hereby waives (A) any right to require Remainco, as a condition of payment or performance by RMT Partner of any obligations of Spinco hereunder, to proceed against Spinco or any member of the Spinco Group or pursue any other remedy whatsoever in the event that Spinco or any member of the Spinco Group fails to perform its obligations hereunder, and (B) to the fullest extent permitted by applicable Law, any defenses or benefits that may be derived from or afforded by Law which limit the Liability of or exonerate guarantors or sureties (including diligence, presentment, demand of payment, protest and notice, and any requirement that any Person exhaust any right, power or remedy or proceed against Spinco or any member of the Spinco Group under this Agreement or any other agreement referred to herein).

(iii) The RMT Partner Guaranty shall continue to be effective, or be automatically reinstated, as the case may be, if at any time payment or performance, or any part thereof, of any of the obligations of Spinco or any member of the Spinco Group is rescinded or must otherwise be restored, returned or rejected for any reason, including upon the insolvency, bankruptcy, dissolution, liquidation or reorganization of Spinco or any member of the Spinco Group, or upon or as a result of the appointment of a receiver, intervenor or conservator of, or trustee or similar officer for, Spinco or any member of the Spinco Group or any substantial part of its or their property, all as though such payments had not been made. RMT Partner hereby waives all claims of waiver, release, surrender, abstraction or compromise and all set-offs, counterclaims, cross- claims, recoupments or other defenses that it may have against Remainco or any member of the Remainco Group. Notwithstanding anything to the contrary herein, the obligations of RMT Partner hereunder are unconditional and irrevocable and will not be affected, released, terminated, discharged or impaired, in whole or in part, by: (A) any modification of, or amendment or supplement to, this Agreement except any amendment executed by all of the parties hereto that expressly provides otherwise, (B) any furnishing or acceptance of security or exchange or release of any security, (C) any inaction or non-exercise of any right, remedy or power with respect to Remainco, (D) the consolidation or merger of Spinco or any member of the Spinco Group with or into any other entity or the sale, lease or disposition by Spinco or any member of the Spinco Group of all or substantially all of its assets to any other entity or (E) any change in the structure of Remainco.

93

(iv) Without limiting in any way the foregoing, following the Merger, RMT Partner agrees to cause, and to take all actions to enable, Spinco and the members of the Spinco Group to adhere to each provision of the Agreement which requires an act or omission on the part of Spinco or any member of the Spinco Group or any of its or their Affiliates to cause or enable Spinco and the Spinco Group to comply with their obligations under this Agreement.

Section 7.4 Procedures for Third Party Claims.

(a) If a claim or demand is made against a Remainco Indemnitee or a Spinco Indemnitee (each, an “Indemnitee”) by any Person who is not a member of the Remainco Group or Spinco Group (a “Third Party Claim”) as to which such Indemnitee is or may be entitled to indemnification pursuant to this Agreement, such Indemnitee shall notify the Party which is or may be required pursuant to this Article VII to make such indemnification (the “Indemnifying Party”) in writing, and in reasonable detail, of the Third Party Claim as promptly as practicable (and in any event within thirty (30) days) after receipt by such Indemnitee of written notice of the Third Party Claim; provided, however, that the failure to provide notice of any such Third Party Claim pursuant to this sentence shall not release the Indemnifying Party from any of its obligations under this Article VII except and solely to the extent the Indemnifying Party shall have been actually materially prejudiced as a result of such failure; provided, further, that the Indemnifying Party shall not be liable for any expenses incurred by the Indemnitee in defending such Third Party Claim during the period in which the Indemnitee failed to give such notice. Thereafter, the Indemnitee shall deliver to the Indemnifying Party, as promptly as practicable (and in any event within ten (10) Business Days) after the Indemnitee’s receipt thereof, copies of all notices and documents (including court papers) received by the Indemnitee relating to the Third Party Claim.

94

(b) Other than in the case of indemnification by a beneficiary Party of a guarantor Party pursuant to Section 2.12(c) (the defense of which shall be controlled by the beneficiary Party), (A) an Indemnifying Party shall be entitled (but shall not be required) to assume and control the defense of any Third Party Claim, and (B) if it does not assume the defense of such Third Party Claim, to participate in the defense of such Third Party Claim, in each case, at such Indemnifying Party’s own cost and expense and by such Indemnifying Party’s own counsel that is reasonably acceptable to the applicable Indemnitees (after consultation in good faith with the applicable Indemnitees), if it gives prior written notice of its intention to do so to the applicable Indemnitees within thirty (30) days of the Indemnifying Party’s receipt of notice of the relevant Third Party Claim from the applicable Indemnitees pursuant to Section 7.4(a); provided, however, that the Indemnifying Party shall not be entitled to assume the defense of any Third Party Claim to the extent such Third Party Claim (x) is an allegation of a criminal violation, (y) seeks injunctive, equitable or other relief other than monetary damages against the Indemnitee (provided that such Indemnitee shall reasonably cooperate with the Indemnifying Party, at the request of the Indemnifying Party, in seeking to separate any such claims from any related claim for monetary damages if this clause (y) is the sole reason that such Third Party Claim is a Non-Assumable Third Party Claim) or (z) is made by a Governmental Entity (clauses (x), (y) and (z), the “Non-Assumable Third Party Claims”). After notice from an Indemnifying Party to an Indemnitee of the Indemnifying Party’s election to assume the defense of a Third Party Claim, such Indemnitee shall have the right to employ separate counsel and to participate in (but not control) the defense, compromise, or settlement thereof, at its own expense and, in any event, shall reasonably cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party, at the Indemnifying Party’s expense, all witnesses, pertinent and material Information, materials and other information in such Indemnitee’s possession or under such Indemnitee’s control relating thereto as are reasonably required by the Indemnifying Party; provided, however, that in the event a conflict of interest exists, or is reasonably likely to exist, that would make it inappropriate in the reasonable judgment of counsel to the applicable Indemnitee(s) for the same counsel to represent both the Indemnifying Party and the applicable Indemnitee(s), such Indemnitee(s) shall be entitled to retain, at the Indemnifying Party’s expense, separate counsel as required by the applicable rules of professional conduct with respect to such matter. In the event that the Indemnifying Party exercises the right to assume and control the defense of a Third Party Claim as provided above, (1) the Indemnifying Party shall keep the Indemnitee(s) reasonably apprised of all material developments in such defense, (2) the Indemnifying Party shall not withdraw from the defense of such Third Party Claim without providing advance notice to the Indemnitee(s) reasonably sufficient to allow the Indemnitee(s) to prepare to assume the defense of such Third Party Claim, and (3) the Indemnifying Party shall conduct the defense of the Third Party Claim actively and diligently, including the posting of any bonds or other security required in connection with the defense of such Third Party Claim.

(c) Other than in the case of a Non-Assumable Third Party Claim, if an Indemnifying Party elects not to assume responsibility for defending a Third Party Claim or fails to notify an Indemnitee of its election as provided in Section 7.4(b), or if the Indemnifying Party fails to actively and diligently defend the Third Party Claim (including by withdrawing or threatening to withdraw from the defense thereof), the applicable Indemnitee(s) may defend such Third Party Claim at the cost and expense of the Indemnifying Party. If the Indemnitee is conducting the defense of any Third Party Claim, the Indemnifying Party shall reasonably cooperate with the Indemnitee in such defense and make available to the Indemnitee, at the Indemnifying Party’s expense, all witnesses, pertinent and material Information, material and information in such Indemnifying Party’s possession or under such Indemnifying Party’s control relating thereto as are reasonably required by the Indemnitee pursuant to a joint defense agreement to be entered into by Indemnitee and the Indemnifying Party; provided, however, that such access shall not require the Indemnifying Party to disclose any information the disclosure of which would, in the reasonable judgment of the Indemnifying Party, result in the loss of any existing attorney-client privilege with respect to such information or violate any applicable Law.

95

(d) No Indemnitee may admit any liability with respect to, consent to entry of any judgment of, or settle, compromise or discharge any Third Party Claim without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed. If an Indemnifying Party has failed to assume the defense of a Third Party Claim, it shall not be a defense to any obligation to pay any amount in respect of such Third Party Claim that the Indemnifying Party was not consulted in the defense thereof, that such Indemnifying Party’s views or opinions as to the conduct of such defense were not accepted or adopted, that such Indemnifying Party does not approve of the quality or manner of the defense thereof or that such Third Party Claim was incurred by reason of a settlement rather than by a judgment or other determination of liability.

(e) In the case of a Third Party Claim, the Indemnifying Party shall not admit any liability with respect to, consent to entry of any judgment of, or settle, compromise or discharge, the Third Party Claim without the prior written consent of the Indemnitee (which consent shall not be unreasonably withheld, conditioned or delayed) unless such settlement or judgment (A) completely and unconditionally releases the Indemnitee in connection with such matter, (B) provides relief consisting solely of money damages borne by the Indemnifying Party and (C) does not involve any admission by the Indemnitee of any wrongdoing or violation of Law.

(f) Notwithstanding anything herein or in any Ancillary Agreement or any Conveyancing and Assumption Instrument to the contrary, other than (i) the indemnification provisions in Section 2.4, Section 2.13, Section 6.2 and Section 6.4, (ii) the Spinco Special Cash Payment adjustment mechanism in Section 2.5, (iii) actions for specific performance or injunctive or other equitable relief pursuant to Section 11.18 and (iv) in the case of Fraud with respect to any representation or warranty in the Merger Agreement or any certificate delivered pursuant to Article IX thereof, (A) the indemnification provisions of this Article VII shall be the sole and exclusive remedy of the Parties, the parties to the Conveyancing and Assumption Instruments, RMT Partner and any Indemnitee for any breach of this Agreement or any Conveyancing and Assumption Instrument and for any failure to perform and comply with any covenant or agreement in this Agreement or in any Conveyancing and Assumption Instrument; (B) each party hereto, RMT Partner and each Indemnitee expressly waives and relinquishes any and all rights, claims or remedies it may have with respect to the foregoing other than under this Article VII against any Indemnifying Party; (C) none of the Parties, the members of their respective Groups, RMT Partner or any other Person may bring a claim under any Conveyancing and Assumption Instrument; (D) any and all claims arising out of, resulting from, or in connection with the Internal Reorganization or the other transactions contemplated in this Agreement must be brought under and in accordance with the terms of this Agreement; and (E) no breach of this Agreement or any Conveyancing and Assumption Instrument shall give rise to any right on the part of any party hereto or thereto, after the consummation of the Spinco Distribution, to rescind this Agreement, any Conveyancing and Assumption Instrument or any of the transactions contemplated hereby or thereby, except as expressly provided in Section 2.9(a) and Section 2.9(b); provided, however, that indemnification for matters subject to the Tax Matters Agreement is governed by the terms, provisions and procedures of the Tax Matters Agreement and not by this Article VII. Each Party shall cause the members of its Group to comply with this Section 7.4(f) and RMT Partner shall cause its Subsidiaries to comply with this Section 7.4(f).

96

(g) The provisions of this Article VII shall apply to Third Party Claims that are already pending or asserted as well as Third Party Claims brought or asserted after the date of this Agreement. There shall be no requirement under this Section 7.4 to give a notice with respect to the existence of any Third Party Claim that exists as of the Spinco Distribution. Each Party on behalf of itself and each other member of its Group, and RMT Partner on behalf of itself and its Subsidiaries acknowledges that Liabilities for Actions (regardless of the parties to the Actions) may be partly Spinco Liabilities and partly Remainco Liabilities. If the Parties cannot agree on the allocation of any such Liabilities for Actions, they shall resolve the matter of such allocation pursuant to the procedures set forth in Article IX. No Party shall, nor shall any Party permit the other members of its Group (or their respective then-Affiliates) to, file Third Party Claims or cross-claims against any other Party or any members of another Group in an Action in which a Third Party Claim is being resolved. RMT Partner shall not, and shall not permit any of its Subsidiaries to, file Third Party Claims or cross-claims against Remainco or any members of the Remainco Group in an Action in which a Third Party Claim is being resolved.

(h) This Section 7.4, Section 7.5 and Section 7.6 shall not apply to Tax Contests, which shall be governed exclusively by the Tax Matters Agreement.

Section 7.5 Procedures for Direct Claims. An Indemnitee shall give the Indemnifying Party written notice of any matter that an Indemnitee has determined has given or would reasonably be expected to give rise to a right of indemnification under this Agreement (other than a Third Party Claim which shall be governed by Section 7.4(a)), within thirty (30) days of such determination, stating the amount of the Indemnifiable Loss claimed, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed by such Indemnitee or arises; provided, however, that the failure to provide such written notice shall not release the Indemnifying Party from any of its obligations except and solely to the extent the Indemnifying Party shall have been actually materially prejudiced as a result of such failure.

Section 7.6 Cooperation In Defense and Settlement.

(a) With respect to any Third Party Claim in which both the Spinco Group (or RMT Partner and its Subsidiaries, as applicable) and the Remainco Group are named parties or that implicates both the Spinco Group (or RMT Partner and its Subsidiaries, as applicable), on the one hand, and Remainco Group, on the other hand, in a material respect, including due to the allocation of Liabilities, the reasonably foreseeable impact on the Businesses of the relief sought or the responsibilities for management of defense and related indemnities pursuant to this Agreement, Spinco (or RMT Partner, as applicable) and Remainco agree to use reasonable best efforts to cooperate fully and maintain a joint defense (in a manner that will preserve for all Parties any Privilege). The Party that is not responsible for managing the defense of any such Third Party Claim shall be consulted with respect to significant matters relating thereto and may, if necessary or helpful, retain counsel to assist in the defense of such claims. Notwithstanding the foregoing, nothing in this Section 7.6(a) shall derogate from any Party’s rights to control the defense of any Action in accordance with Section 7.4.

97

(b) (i) Notwithstanding anything to the contrary in this Agreement, with respect to any Third Party Claim where the resolution of such Third Party Claim by order, judgment, settlement or otherwise, would reasonably be expected to include any condition, limitation or other stipulation that would, in the reasonable judgment of Remainco, materially and adversely impact the conduct of the Remainco Business or result in a material adverse change to any member of the Remainco Group at shared locations where any member of the Spinco Group and any member of the Remainco Group have operating agreements, governmental permits or joint obligations to a Governmental Entity with interdependencies, Remainco shall have, at Remainco’s expense, the reasonable opportunity to consult, advise and comment in all preparation, planning and strategy regarding any such Third Party Claim, including with regard to any drafts of notices and other conferences and communications to be provided or submitted by any member of the Spinco Group to any Third Party involved in such Third Party Claim (including any Governmental Entity), to the extent that Remainco’s participation does not affect any Privilege in a material and adverse manner; provided that to the extent that any such Third Party Claim requires the submission by any member of the Spinco Group of any Information relating to any current or former officer or director of any member of the Remainco Group, such Information will only be submitted in a form consented to by Remainco in its reasonable discretion (such consent not to be unreasonably withheld, conditioned or delayed) and (ii) notwithstanding anything to the contrary in this Agreement, with respect to any Third Party Claim where the resolution of such Third Party Claim by order, judgment, settlement or otherwise, would reasonably be expected to include any condition, limitation or other stipulation that would, in the reasonable judgment of Spinco, materially and adversely impact the conduct of the Spinco Business or result in a material adverse change to any member of the Spinco Group at shared locations where any member of the Spinco Group and any member of the Remainco Group have operating agreements, governmental permits or joint obligations to a Governmental Entity with interdependencies, Spinco shall have, at Spinco’s expense, the reasonable opportunity to consult, advise and comment in all preparation, planning and strategy regarding any such Third Party Claim, including with regard to any drafts of notices and other conferences and communications to be provided or submitted by any member of the Remainco Group to any Third Party involved in such Third Party Claim (including any Governmental Entity), to the extent that Spinco’s participation does not affect any Privilege in a material and adverse manner; provided that to the extent that any such Third Party Claim requires the submission by any member of the Remainco Group of any Information relating to any current or former officer or director of any member of the Spinco Group, such Information will only be submitted in a form consented to by Spinco in its reasonable discretion (such consent not to be unreasonably withheld, conditioned or delayed). (I) With regard to the matters specified in the preceding clause (i), Remainco shall have a right to consent to any compromise or settlement related thereto by any member of the Spinco Group to the extent that the effect on any member of the Remainco Group would reasonably be expected to result in a material adverse effect on the financial condition or results of operations of Remainco and its Subsidiaries at such time or the Remainco Business conducted thereby at such time, taken as a whole, and such material adverse effect would reasonably be expected to be greater with respect to the Remainco Group, taken as a whole, than the effect on the Spinco Group, taken as a whole and (II) with regard to the matters specified in the preceding clause (ii), Spinco shall have a right to consent to any compromise or settlement related thereto by any member of the Remainco Group to the extent that the effect on any member of the Remainco Group would reasonably be expected to result in a material adverse effect on the financial condition or results of operations of Spinco and its Subsidiaries at such time or the Spinco Business conducted thereby at such time, taken as a whole, and such material adverse effect would reasonably be expected to be greater with respect to the Spinco Group, taken as a whole, than the effect on the Remainco Group, taken as a whole.

98

(c) Each Party agrees on behalf of itself and its Subsidiaries and the other members of its Group that at all times from and after the Spinco Distribution, if an Action is commenced by a Third Party naming both Remainco and Spinco (or any member of such Parties’ respective Groups or their respective then-Affiliates) as defendants and with respect to which one or more named Parties (or any member of such Party’s respective Group or their respective then-Affiliates) is a nominal defendant and/or such Action is otherwise not a Liability allocated to such named Party under this Agreement, then the other Party or Parties shall use, and shall cause the other members of its respective Group to use, commercially reasonable efforts to cause such nominal defendant to be removed from such Action, as soon as reasonably practicable (including using commercially reasonable efforts to petition the applicable court to remove such Party (or member of its Group or their respective then-Affiliates) as a defendant to the extent such Action relates solely to Assets or Liabilities that another Party (or Group) has been allocated pursuant to this Agreement). In the event of an Action in which the Indemnifying Party is not a named defendant, if either the Indemnitee or Indemnifying Party shall so request, each Party shall, and shall cause the other members of its Group to, use commercially reasonable efforts to substitute the Indemnifying Party for the named defendant, if reasonably practicable and advisable under the circumstances. If such substitution or addition cannot be achieved for any reason or is not requested, management of the Action shall be determined as set forth in this Article VII.

Section 7.7 Indemnification Payments. Indemnification required by this Article VII shall be made by periodic payments of the amount of Indemnifiable Loss in a timely fashion during the course of the investigation or defense, as and when bills are received or an Indemnifiable Loss or Liability is incurred. The applicable Indemnitee shall deliver to the Indemnifying Party, upon request, reasonably satisfactory documentation setting forth the basis for the amount of such payments, including documentation with respect to calculations made and consideration of any Insurance Proceeds or Third Party Proceeds that actually reduce the amount of such Indemnifiable Losses; provided that the delivery of such documentation shall not be a condition to the payments described in the first sentence of this Section 7.7, but the failure to deliver such documentation may be the basis for the Indemnifying Party to contest whether the applicable Indemnifiable Loss or Liability was incurred by the applicable Indemnitee.

99

Section 7.8 Indemnification Obligations Net of Insurance Proceeds and Other Amounts.

(a) Any Indemnifiable Loss subject to indemnification pursuant to this Article VII including, for the avoidance of doubt, in respect of any Stray Legacy Liability, shall be calculated (i) net of Insurance Proceeds that actually reduce the amount of the Indemnifiable Loss and (ii) net of any proceeds received by the Indemnitee from any Third Party (net of any deductible, retention amount or increased insurance premiums incurred by the Indemnifying Party in obtaining such recovery) for such Liability that actually reduce the amount of the Indemnifiable Loss (“Third Party Proceeds”). Accordingly, the amount which any Indemnifying Party is required to pay pursuant to this Article VII to any Indemnitee pursuant to this Article VII shall be reduced by any Insurance Proceeds or Third Party Proceeds theretofore actually recovered by or on behalf of the Indemnitee in respect of the related Indemnifiable Loss. If an Indemnitee receives a payment required by this Agreement from an Indemnifying Party in respect of any Indemnifiable Loss (an “Indemnity Payment”) and subsequently receives Insurance Proceeds or Third Party Proceeds, then the Indemnitee shall pay to the Indemnifying Party an amount equal to the excess of the Indemnity Payment received over the amount of the Indemnity Payment that would have been due if the Insurance Proceeds or Third Party Proceeds had been received, realized or recovered before the Indemnity Payment was made.

(b) The Parties hereby agree that an insurer who would otherwise be obligated to pay any claim shall not be relieved of the responsibility with respect thereto and, solely by virtue of the indemnification provisions hereof, shall not have any subrogation rights with respect thereto, and that no insurer or any other Third Party shall be entitled to a “windfall” (e.g., a benefit it would not otherwise be entitled to receive, or the reduction or elimination of an insurance coverage obligation that it would otherwise have, in the absence of the indemnification or release provisions) by virtue of any provision contained in this Agreement. The Indemnitee shall use commercially reasonable efforts to seek to collect or recover any Insurance Proceeds and any Third Party Proceeds to which the Indemnitee is entitled in connection with any Indemnifiable Loss for which the Indemnitee seeks indemnification pursuant to this Article VII; provided that the Indemnitee’s inability, following such efforts, to collect or recover any such Insurance Proceeds or Third Party Proceeds (despite having used commercially reasonable efforts) shall not limit the Indemnifying Party’s obligations hereunder.

(c) No Indemnitee shall be entitled to any payment or indemnification more than once with respect to the same Indemnifiable Loss.

(d) In addition to the provisions of Section 7.8(a), any Indemnifiable Loss subject to indemnification pursuant to this Article VII (including, for the avoidance of doubt, in respect of any Stray Legacy Liability), shall be reduced by the amount of any Tax Benefit realized by the Indemnitee as a result of the event giving rise to the Indemnifiable Loss.

Section 7.9 Additional Matters; Survival of Indemnities.

(a) The indemnity agreements contained in this Article VII shall remain operative and in full force and effect, regardless of (i) any investigation made by or on behalf of any Indemnitee; (ii) the knowledge by the Indemnitee of Indemnifiable Losses for which it might be entitled to indemnification hereunder; and (iii) any termination of this Agreement. The indemnity agreements contained in this Article VII shall survive the Distribution.

100

(b) The rights and obligations of RMT Partner, any member of the Remainco Group or any member of the Spinco Group in each case, under this Article VII shall survive the sale or other Transfer by any Party or its respective Subsidiaries of any Assets or businesses or the assignment by it of any Liabilities, with respect to any Indemnifiable Loss of any Indemnitee related to such Assets, businesses or Liabilities.

Section 7.10 Environmental Matters.

(a) Substitution. Remainco and Spinco, as the case may be, shall use their reasonable best efforts to obtain any Consents, transfers, assignments, assumptions, waivers or other legal instruments necessary to cause such party or a member of its Group to be fully substituted for any member of the Group of any other Party with respect to any order, decree, judgment, agreement or Action that is in effect as of immediately prior to the Spinco Distribution in connection with any Remainco Liability that constitutes an Environmental Liability or any Spinco Liability that constitutes an Environmental Liability, respectively. Remainco or Spinco, as the case may be, shall inform Third Parties associated with such matter, including Governmental Entities, about the assumption of such liability by the Party to which it has been allocated and request that such Persons direct all communications, requirements, notifications and/or official letters related to such matters to the Party to which it has been allocated. The members of the other Group (and their successors) shall use commercially reasonable efforts to provide necessary assistance or signatures to Remainco or Spinco, as the case may be, to achieve the purposes of this Section 7.10(a). Until such time as the substitutions outlined above have been completed, Remainco or Spinco, as the case may be, shall comply with the terms and conditions of all such orders, decrees, judgments, agreements and Actions in respect of which it has been allocated Environmental Liabilities pursuant to this Agreement.

(b) Remediation Procedures. Except as provided below, the Parties shall follow the general procedures for indemnification set forth in this Article VII with respect to any claim for indemnification pursuant to Section 7.2 or Section 7.3, relating to Remediation Liabilities, where either (x) the owner or primary tenant of the impacted property is a member of the Spinco Group but the Remediation Liability constitutes a Remainco Liability or (y) the owner or primary tenant of the impacted property is a member of the Remainco Group but the Remediation Liability constitutes a Spinco Liability. For such matters, if the Indemnifying Party acknowledges in writing that it is obligated to provide indemnification pursuant to this Section 7.10(b) with respect to such Remediation Liability, such Party (and members of its Group) shall be entitled (but shall not be required) to undertake the Remediation at the impacted property, subject to any right of any member of AgCo Group or MatCo Group to undertake such Remediation pursuant to the DWDP SDA. The Party (and members of its Group) performing the Remediation shall be referred to as the “Performing Party.”

(c) If the Performing Party is not both (x) the owner of the real property (or, if such real property is leased or sub-leased from a Person who is not a member of the Remainco Group or Spinco Group, the primary tenant (or sub-tenant) of such real property as between the Remainco Group and Spinco Group) and (y) the only Party whose Group is using such real property, the following conditions shall apply to the performance of any Remediation:

(i) The Performing Party shall take reasonable precautions to minimize any interference with or disruption of the operations of the property owners and/or any other parties that have operations at the site (including third-parties) (each such party that is a member of any Group, a “Non-Performing Impacted Party”), including obtaining the owner’s and/or the other operating parties’, as applicable, prior written Consent to any Remediation that would reasonably be expected to substantially interfere with or disrupt the operations of such Person at the affected real property, which Consent shall not be unreasonably withheld, conditioned or delayed;

101

(ii) If a member of a Group other than that of the Performing Party is the owner of the real property (or, if such real property is leased or sub-leased from a Person who is not a member of the Remainco Group or Spinco Group, the primary tenant (or sub-tenant) of such real property as between the Remainco Group and Spinco Group) or otherwise has operational control of the impacted property (a “Non-Performing Site Controller”), such Non-Performing Site Controller shall, and shall cause the other members of the Group to, provide reasonable access to, and reasonably cooperate with, the Performing Party in its performance of such Remediation, it being understood that such cooperation shall in no event in and of itself require any Non-Performing Impacted Party or Non-Performing Site Controller to incur any out-of-pocket expenses.

(iii) The Performing Party shall use reasonable efforts to avoid and minimize any harm to any persons or damage to real or personal property, and shall be responsible for any harm or damages resulting from the performance of any such Remediation, except to the extent such harm or damage results from the negligence or willful misconduct of such other Party or any member of its Group or any of their respective representatives; and

(iv) All required Remediation shall be diligently and expeditiously performed in compliance with all applicable Laws, including Environmental Laws and worker health and safety Laws.

(d) The Performing Party shall (i) notify each Non-Performing Impacted Party and Non-Performing Site Controller prior to commencing or performing any Remediation, (ii) keep each Non-Performing Impacted Party and Non-Performing Site Controller reasonably informed of the progress of any Remediation and provide copies of any final, proposed response, remediation, investigation or sampling plans and the results of sampling and analysis (including any final status reports of work in progress or other final reports), in each case required to be submitted to any Governmental Entity or Third Party, (iii) provide each Non-Performing Impacted Party and Non-Performing Site Controller, at such Non-Performing Impacted Party and Non-Performing Site Controller’s sole cost and expense, with a reasonable opportunity to review and comment on any material proposed response, remediation, investigation or sampling plans prior to submission to a Governmental Entity, (iv) provide each Non-Performing Impacted Party and Non-Performing Site Controller with the opportunity to attend, at such Non-Performing Impacted Party and Non-Performing Site Controller’s sole cost and expense, any planned meeting with any Governmental Entity regarding a Remediation (provided that the Governmental Entity does not object) and (v) provide each Non-Performing Impacted Party and Non-Performing Site Controller an opportunity to observe, at such Non-Performing Impacted Party and Non-Performing Site Controller’s sole cost and expense, any Remediation (other than Remediation consisting of routine sampling, monitoring, maintenance or similar activities performed in the ordinary course) and to obtain, at such Non-Performing Impacted Party and Non-Performing Site Controller’s sole cost and expense, splits of any samples obtained in the course of conducting any Remediation.

102

(e) Subject to Section 7.10(f), all Remediation subject to this Section 7.10 shall meet the applicable standards, regulations, or requirements of applicable Law, including applicable Environmental Law or, where an applicable Governmental Entity with or asserting jurisdiction is supervising such Remediation, required by such Governmental Entity and be consistent with the level of compliance customarily used by the Spinco Business and the use of the property as of the Spinco Distribution and any applicable terms of the relevant lease or similar site-specific agreement as such terms are in effect as of the Spinco Distribution (the “Appropriate Remediation Standard”). In furtherance of and to the extent consistent with the foregoing, each Party (on behalf of itself and the other members of their respective Groups) agrees to utilize institutional controls and engineering controls (including capping, signs, fences and deed restrictions on the use of real property, soils or groundwater) to satisfy the Appropriate Remediation Standard and to cooperate in obtaining all necessary approvals of the use of such controls; provided that such controls do not prevent or materially interfere with the continued operation or reasonable future expansion of the operations on such real property. Once a notice of no further action or equivalent determination with respect to such matter has been issued by a Governmental Entity (or, if the Governmental Entity has delegated authority to conduct and certify the completion of a Remediation to a licensed professional, upon notice of the applicable Governmental Entity’s receipt and acceptance of such licensed professional’s certification), the Indemnifying Party shall have no further obligations with respect to such matter, other than with respect to any Indemnifiable Losses arising out of (1) any Third Party Claims relating to such matter (including natural resource damage claims) and (2) the performance of and any costs associated with any ongoing operations and maintenance, if any, required with respect to the Remediation, including inspections and repair of any engineering controls, ongoing pumping and treating of impacted groundwater (including any material equipment or system repairs, replacements or required upgrades), ongoing groundwater monitoring and related reporting, and the provision of any required financial assurance, provided, that the Indemnitee shall be responsible for the performance of and any costs associated with any and all ongoing operations and maintenance relating to the following obligations: (i) any institutional controls, including any deed restrictions or land use controls and reporting obligations related to the same; (ii) monitoring, maintenance, repair and reporting associated with a cap used as part of the remedy, but only to the extent that the cap consists of (x) the buildings at the site, (y) asphalt or similar materials already present at the site or that are used at the site for purposes in addition to the Remediation (i.e., parking), or (z) landscaping; and (iii) groundwater monitoring associated with a monitored natural attenuation remedy. The Indemnifying Party shall have the right to transfer to the Indemnitee (upon payment of the amount set forth in this sentence as mutually agreed in writing by the Indemnifying Party and Indemnitee or determined pursuant to the procedures set forth in Article IX) its obligations for its ongoing operations and maintenance costs, if any, with respect to engineering controls approved as part of a no further action, equivalent determination or certification if the Indemnifying Party agrees to pay to the Indemnitee a sum equal to the present value of the reasonably estimated future costs of said engineering controls (where the period of time used for such present value calculation shall be the entire period for which it is reasonably anticipated that such continuing obligations will be performed, but no more than thirty (30) years, and the discount rate shall be reasonable). For the avoidance of doubt, if the Indemnifying Party and the Indemnitee cannot mutually agree in writing on the amount set forth in the preceding sentence, such disagreement shall be resolved in accordance with the procedures set forth in Article IX of this Agreement. In the event that any Governmental Entity reopens or otherwise modifies any determination related to the notice of no further action or equivalent determination, or notice of receipt and acceptance of the licensed professional’s certification, such that additional Remediation is required, the Indemnifying Party shall indemnify the Indemnitee for any Liabilities associated with the reopening or modification of such determination that would have otherwise constituted Indemnifiable Losses of such Indemnitee.

103

(f) The Indemnifying Party shall not be responsible or liable to the Indemnitee for any Indemnifiable Losses associated with any Remediation to the extent:

(i) incurred by or on behalf of the Indemnitee to achieve compliance with standards in excess of the Appropriate Remediation Standards;

(ii) incurred for Remediation not required under or to achieve compliance with applicable Laws or required by a Governmental Entity with or asserting jurisdiction, unless undertaken as a result of (x) a reasonable belief that there exists a condition that, if unabated, poses a risk of reasonable possibility of harm to human health and safety, or to property of any Third Party or (y) in response to a Third Party Claim; or

(iii) resulting from the exacerbation after the Spinco Distribution of any Release or threat of Release of or exposure to Hazardous Substances which first occurred prior to the Spinco Distribution; provided that this clause (iii) shall in no way relieve the Indemnifying Party of any Liability for Indemnifiable Losses associated with a Remediation if the exacerbation of a Release that occurred on or prior to the Spinco Distribution arises as a result of any action or inaction on the part of the Indemnitee that does not rise to the level of negligence.

ARTICLE VIII

CONFIDENTIALITY; ACCESS TO INFORMATION

Section 8.1 Preservation of Corporate Records.

(a) Except to the extent otherwise contemplated by any Ancillary Agreement, a Party providing (or causing to be provided) Records or access to Information to another Party under this Article VIII shall be entitled to receive from the recipient, upon the presentation of invoices therefor, payments for such amounts, relating to supplies, disbursements and other out-of-pocket expenses (which shall not include the costs of salaries and benefits of employees of such Party (or its Group or any of its or their respective then-Affiliates) or any pro rata portion of overhead or other costs of employing such employees which would have been incurred by such employees’ employer regardless of the employees’ service with respect to the foregoing), as are reasonably incurred in providing such Records or access to Information.

104

(b) Except as otherwise required or agreed to in writing, or as otherwise provided in any Ancillary Agreement, with regard to any Information referenced in Section 8.2, each Party shall, and shall cause the other members of its Group (and any of their successors and assigns) to, use commercially reasonable efforts, at such Party’s sole cost and expense, to retain, until the latest of, as applicable, (i) the date on which such Information is no longer required to be retained pursuant to Schedule 8.1(b)(i), (ii) the date on which such Information is no longer required to be retained pursuant to any “litigation hold” issued by Remainco or any of its Subsidiaries prior to the Spinco Distribution, including those set forth on Schedule 8.1(b)(ii), (iii) the concluding date of any period as may be required by any applicable Law, (iv) with respect to any pending or threatened Action arising after the Spinco Distribution Date, to the extent that any member of the Group in possession of such Information has been notified in writing pursuant to a “litigation hold” by any Party of such pending or threatened Action, the concluding date of any such “litigation hold,” and (v) the concluding date of any period during which the destruction of such Information would reasonably be expected to interfere with a pending or threatened investigation by a Governmental Entity which is known to any member of the Group in possession of such Information at the time any retention obligation with regard to such Information would otherwise expire. The Parties agree that upon reasonable written request from the applicable other Party that certain Information relating to the Remainco Business, the Spinco Business, the Remainco Assets, the Spinco Assets, the Remainco Liabilities, the Spinco Liabilities or the transactions contemplated hereby be retained in connection with an Action, each Party shall, and shall cause the other members of its Group (and any of their respective then-Affiliates) to use reasonable efforts (at the requesting Party’s sole cost and expense) to preserve and not to destroy or dispose of such Information without the consent (such consent not to be unreasonably withheld, conditioned or delayed) of the requesting Party (for the avoidance of doubt, reasonable efforts shall include issuing a “litigation hold”).

(c) The Parties intend, and acknowledge that each of their Subsidiaries member of its respective Group intends, that any Transfer of Information that would otherwise be within the attorney-client or attorney work product privileges shall not operate as a waiver of any potentially applicable Privilege.

105

Section 8.2 Provision of Corporate Records. Other than in circumstances in which indemnification is sought pursuant to Article VII (in which event the provisions of such Article VII will govern) or for matters related to the provision of Tax Records (in which event the Tax Matters Agreement will govern) or for matters related to the separation of Information (which shall be governed by Section 5.2) and without limiting the applicable provisions of Article V, and subject to appropriate restrictions for Privileged Information (as defined below) or Confidential Information:

(a) After the Spinco Distribution Date and until the date on which Spinco was required to retain, or cause to be retained, the Information requested pursuant to this Section 8.2(a) in accordance with Spinco’s obligations under Section 8.1(b), and subject to compliance with the terms of the Ancillary Agreements, upon the prior written reasonable request by, and at the expense of, Remainco for specific and identified Information (i) which (x) constitutes an Asset of the Remainco Group, as applicable, and the Transfer of such Asset has not been consummated as of the Spinco Distribution Date, or (y) relates to the Remainco Group or the conduct of the Remainco Business, as the case may be, up to the Spinco Distribution Date, solely to the extent reasonably necessary for the Parties to complete the separation of Assets (including Records) as contemplated hereby (or for such other reasonable purposes as may be agreed by the Parties), Spinco shall, and shall cause the other members of the Group (and each of its and their respective then-Affiliates) to, provide, as soon as reasonably practicable following the receipt of such request, Remainco, and its designated representatives reasonable access during normal business hours to the written or electronic documentary Information or appropriate copies of such Information (or the originals thereof if Remainco has a reasonable need for such originals) in the possession or control of any member of the Spinco Group, but only to the extent such items (or copies thereof) constitute an Asset of the Remainco Group in accordance with clause (i)(x) or relate to the Remainco Group of the conduct of the Remainco Business in accordance with clause (i)(x) and are not already in the possession or control of Remainco (or any member of its Group); provided that, except in the case of clause (x) of this Section 8.2(a)(i), to the extent any original documentary Information is delivered to Remainco pursuant to this Agreement or the Ancillary Agreements, Remainco shall, and shall cause the other members of its Group (and each of its and their respective then-Affiliates) to, at its own expense, return them to Spinco within a reasonable time after the need to retain such originals pursuant to this Section 8.2 has ceased; provided further that, in the event that Spinco reasonably determines that any such access or the provision of any such Information would reasonably be expected to be materially commercially detrimental to Spinco or any member of the Spinco Group or would violate any Law (including any Data Protection Law) or Contract with a Third Party or would reasonably result in the waiver of any Privilege (unless the Privilege with respect to any such Privileged Information is solely related (other than in any de minimis respect) to Sole Benefit Services of the requesting Party), Spinco shall not be obligated to, and shall not be obligated to cause the other members of the Spinco Group (and each of its and their respective then-Affiliates) to, provide such Information requested by Remainco, provided, however, in the event access or the provision of any such Information would reasonably be expected to be materially commercially detrimental or violate a Contract with a Third Party, Spinco shall, and shall cause the other members of the Spinco Group (and any of its or their then-Affiliates) to, use commercially reasonable efforts to seek to mitigate any such harm or consequence of, or to obtain the Consent of such Third Party to, the disclosure of such Information or (ii) that (x) is required by any member of the Remainco Group with regard to reasonable compliance with reporting, disclosure, filing or other requirements imposed on Remainco (including under applicable securities Laws) by a Governmental Entity having jurisdiction over Remainco, (y) is required by Remainco in connection with the production of any financial statements produced in connection with any acquisition or disposition involving Remainco, or (z) is for use in any other judicial, regulatory, administrative or other proceeding or in order to satisfy audit, accounting, claims, regulatory, litigation, Action or other similar requirements, as applicable, Spinco shall, and shall cause the other members of the Spinco Group (and each of its and their respective then-Affiliates) to, provide, as soon as reasonably practicable following the receipt of such request, Remainco and its respective designated representatives reasonable access during normal business hours to the Information or appropriate copies of such written or electronic documentary Information (or the originals thereof if the applicable member of the Remainco Group has a reasonable need for such originals) in the possession or control of Spinco or any other member of the Spinco Group (or any of its or their respective then-Affiliates), but only to the extent such items are of the type set forth in clauses (x), (y) or (z) of this Section 8.2(a)(ii) and are not already in the possession or control of Remainco (or another member of its Group, or any of their respective then-Affiliates); provided that, to the extent any original documentary Information is delivered to Remainco pursuant to this Agreement or the Ancillary Agreements, Remainco shall, at its own expense, return such Information to Spinco within a reasonable time after the need to retain such originals has ceased; provided further that, in the event that Spinco reasonably determines that any such access or the provision of any such Information (including Information requested under Section 5.1) would violate any Law (including any Data Protection Law) or Contract with a Third Party or would reasonably be expected to result in the waiver of any attorney-client privilege, the work product doctrine or other applicable Privilege (unless the application of such privilege, doctrine or Privilege with respect to such matter is solely related (other than in any de minimis respect) to the Assets, Business and/or Liabilities of the requesting Party), Spinco shall not be obligated to provide such Information requested by Remainco, provided, further, that in the event access or the provision of any such Information would violate a Contract with a Third Party, Spinco shall, and shall cause the other members of the Spinco Group (and any of its or their respective then-Affiliates) to, use commercially reasonable efforts to seek to obtain the Consent of such Third Party to the disclosure of such Information.

106

(b) After the Spinco Distribution Date and until the date on which Remainco was required to retain, or cause to be retained, the Information requested pursuant to this Section 8.2(b) in accordance with Spinco’s obligations under Section 8.1(b), and subject to compliance with the terms of the Ancillary Agreements, upon the prior written reasonable request by, and at the expense of, Spinco for specific and identified Information (i) which (x) constitutes an Asset of the Spinco Group, and the Transfer of such Asset has not been consummated as of the Spinco Distribution Date or (y) relates to the Spinco Group or the conduct of the Spinco Business up to the Spinco Distribution Date solely to the extent reasonably necessary for the Parties to complete the separation of Assets (including Records) as contemplated hereby (or for such other reasonable purposes as may be agreed by the Parties), Remainco shall, and shall cause the other members of the Remainco Group (and each of its and their respective then-Affiliates) to, provide, as soon as reasonably practicable following the receipt of such request, Spinco and its designated representatives reasonable access during normal business hours to the written or electronic documentary Information or appropriate copies of such Information (or the originals thereof if the Party making the request has a reasonable need for such originals) in the possession or control of any member of the Remainco Group, but only to the extent such items (or copies thereof) constitute an Asset of the Spinco Group in accordance with clause (i)(x) or relate to the Spinco Group of the conduct of the Spinco Business in accordance with clause (i)(x) and are not already in the possession or control of Spinco (or any member of its Group); provided that, except in the case of clause (x) of this Section 8.2(b)(i), to the extent any original documentary Information is delivered to Spinco pursuant to this Agreement or the Ancillary Agreements, Spinco shall, and shall cause the other members of its Group (and its respective then-Affiliates) to, at its own expense, return them to Remainco within a reasonable time after the need to retain such originals has ceased; provided further that, in the event that Remainco reasonably determines that any such access or the provision of any such Information would reasonably be expected to be materially commercially detrimental to Remainco or any member of the Remainco Group or would violate any Law (including any Data Protection Law) or Contract with a Third Party or would reasonably result in the waiver of any Privilege (unless the Privilege with respect to any such Privileged Information is solely related (other than in any de minimis respect) to Sole Benefit Services of Spinco), Remainco shall not be obligated to, and shall not be obligated to cause the other members of the Remainco Group (and each of its and their respective then-Affiliates) to, provide such Information requested by Spinco, in the event access or the provision of any such Information would reasonably be expected to be materially commercially detrimental or violate a Contract with a Third Party, Remainco shall, and shall cause the other members of the Remainco Group (and any of its or their then-Affiliates) to, use commercially reasonable efforts to seek to mitigate any such harm or consequence of, or to obtain the Consent of such Third Party to, the disclosure of such Information or (ii) that (x) is required by any member of the Spinco Group with regard to reasonable compliance with reporting, disclosure, filing or other requirements imposed on such Person (including under applicable securities Laws) by a Governmental Entity having jurisdiction over such Person, or (y) is for use in any other judicial, regulatory, administrative or other proceeding or in order to satisfy audit, accounting, claims, regulatory, litigation, Action or other similar requirements, as applicable, Remainco shall, and shall cause the other members of the Remainco Group (and each of its and their respective then-Affiliates) to, provide, as soon as reasonably practicable following the receipt of such request, Spinco and its respective designated representatives reasonable access during normal business hours to the Information or appropriate copies of such written or electronic documentary Information (or the originals thereof if the applicable member of the Spinco Group has a reasonable need for such originals) in the possession or control of Remainco or any other member of the Remainco Group (or any of its or their respective then-Affiliates), but only to the extent such items are of the type set forth in clauses (x) or (y) of this Section 8.1(b)(ii) and are not already in the possession or control of Spinco (or another member of its Group, or any of their respective then-Affiliates); provided that, to the extent any original documentary Information is delivered to Spinco pursuant to this Agreement or the Ancillary Agreements, Spinco shall, at its own expense, return such Information to Remainco within a reasonable time after the need to retain such originals has ceased; provided further that, in the event that Remainco reasonably determines that any such access or the provision of any such Information (including Information requested under Section 5.1) would violate any Law (including any Data Protection Law) or Contract with a Third Party or would reasonably be expected to result in the waiver of any attorney-client privilege, the work product doctrine or other applicable Privilege (unless the application of such privilege, doctrine or Privilege with respect to such matter is solely related (other than in any de minimis respect) to the Assets, Business and/or Liabilities of Spinco), Remainco shall not be obligated to provide such Information requested by Spinco, provided, further, that in the event access or the provision of any such Information would violate a Contract with a Third Party, Remainco shall, and shall cause the other members of the Remainco Group (and any of its or their respective then-Affiliates) to, use commercially reasonable efforts to seek to obtain the Consent of such Third Party to the disclosure of such Information.

107

(c) Any Information provided by or on behalf of or made available by or on behalf of any Party (or any other member of any Group) pursuant to this Article VIII shall be on an “as is,” “where is” basis and no Party (or any member of any Group) is making any representation or warranty with respect to such Information or the completeness thereof.

(d) Each of Remainco and Spinco shall, and shall cause each other member of its Group to, inform its and their respective officers, employees, agents, consultants, advisors, authorized accountants, counsel and other designated representatives who have or have access to the Confidential Information or other Information of any member of any other Group provided pursuant to Section 5.1 or this Article VIII of their obligation to hold such Information confidential in accordance with the provisions of this Agreement.

Section 8.3 Disposition of Information.

(a) Each Party, on behalf of itself and each other member of its Group, acknowledges that Information in its or in a member of its Group’s possession, custody or control as of the Spinco Distribution may include Information owned by another Party or a member of another Party’s Group and not related to (i) it or its Business or (ii) any Ancillary Agreement to which it or any member of its Group is a Party.

108

(b) Notwithstanding such possession, custody or control, such Information shall remain the property of such other Party or member of such other Party’s Group. Each Party agrees, on behalf of itself and each other member of its Group, subject to legal holds and other legal requirements and obligations, (i) that any such Information is to be treated as Confidential Information of the Party or Parties to which it relates and (ii) subject to Section 8.1, to use commercially reasonable efforts to within a reasonable time (1) purge such Information from its databases, files and other systems and not retain any copy of such Information (including, if applicable, by transferring such Information to the Party to which such Information belongs) or (2) if such purging is not practicable, to encrypt or otherwise make unreadable or inaccessible such Information; provided, each Party shall, and shall cause each other member of its Group to, provide reasonable advance notice to each other Party prior to taking any action described in this Section 8.3(b) with respect to any Information related to the matters set forth on Schedule 8.3.

Section 8.4 Witness Services. At all times from and after the Spinco Distribution Date, each of Spinco and Remainco shall use its commercially reasonable efforts to make available to the other Party, upon reasonable written request, its and any member of its Group’s officers, directors, employees and agents (taking into account the business demands of such individuals) as witnesses (in the presence of counsel for such officer, director, employee or agent, if any, and, if requested by the providing Group, counsel or other representatives designated by the providing Group) to the extent that (i) such Persons may reasonably be required to testify, or the testimony of such Persons would reasonably be expected to be beneficial to the requesting Party (or any member of its Group), in connection with the prosecution or defense of any Action in which the requesting Party may from time to time be involved and (ii) there is no conflict in the Action between the requesting Party (or any member of its Group) and the requested Party (or any member of its Group). A Party providing, or causing to be provided, a witness to another Party (or member of such other Party’s Group) under this Section 8.4 shall be entitled to receive from the recipient of such services, upon the presentation of invoices therefor, payments for all reasonable out-of-pocket costs and expenses incurred by such Party or a member of its Group in connection therewith (which shall not include the costs of salaries and benefits of employees who are witnesses or any pro rata portion of overhead or other costs of employing such employees which would have been incurred by such employees’ employer regardless of the employees’ service as witnesses), as may be properly paid under applicable Law.

109

Section 8.5 Reimbursement; Other Matters. Except to the extent otherwise contemplated by this Agreement or any Ancillary Agreement, a Party (or a member of such Party’s Group) providing, or causing to be provided, Information or access to Information to another Party (or a member of such Party’s Group) under this Article VIII shall be entitled to receive from the recipient, upon the presentation of invoices therefor, payments for such amounts, relating to supplies, disbursements and other out-of-pocket expenses (which shall not include the costs of salaries and benefits of employees of such Party or any other member of its Group or any pro rata portion of overhead or other costs of employing such employees which would have been incurred by such employees’ employer regardless of the employees’ service with respect to the foregoing), as may be reasonably incurred in providing such Information or access to such Information.

Section 8.6 Confidentiality; Non-Use.

(a) Notwithstanding any termination of this Agreement and except as otherwise provided in the USA-Subject Ancillary Agreements (which shall be governed by the Umbrella Secrecy Agreement), each Party shall, and shall cause each of the other members of its Group to, hold, and cause each of their respective officers, employees, agents, consultants and advisors to hold, in strict confidence, at a standard of care no less than that used for its own Confidential Information (and in any event no less than a reasonable standard of care), and not to disclose or release or except as otherwise permitted by this Agreement or any USA-Subject Ancillary Agreement (which shall be governed by the Umbrella Secrecy Agreement), use, including for any ongoing or future commercial purpose, without the prior written consent of each Party to whom (or to whose Group) the Confidential Information relates (which may be withheld in each such Party’s sole and absolute discretion), any and all Confidential Information concerning or belonging to another Party or any member of its Group; provided that each Party may disclose, or may permit disclosure of, such Confidential Information (i) to its (or any member of its Group’s) respective auditors, attorneys, financial advisors, bankers and other appropriate consultants and advisors who have a need to know such Confidential Information for auditing and other non-commercial purposes and are informed of the confidentiality and non-use obligations to the same extent as is applicable to the Parties and in respect of whose failure to comply with such obligations, the applicable Party will be responsible, (ii) if any Party or any member of its Group is required or compelled to disclose any such Confidential Information by judicial or administrative process or by other requirements of Law or stock exchange rule, (iii) to the extent required in connection with any Action by one Party (or a member of its Group) against any other Party (or member of such other Party’s Group) or in respect of claims by one Party (or member of its Group) against the other Party (or member of such other Party’s Group) brought in an Action, (iv) to the extent necessary in order to permit a Party (or member of its Group) to prepare and disclose its financial statements in connection with any regulatory filings or Tax Returns, (v) to the extent necessary for a Party (or member of its Group) to enforce its rights or perform its obligations under this Agreement or any USA-Subject Ancillary Agreement (which shall be governed by the Umbrella Secrecy Agreement), (vi) to Governmental Entities in accordance with applicable procurement regulations and contract requirements or (vii) to other Persons in connection with their evaluation of, and negotiating and consummating, a potential strategic transaction, to the extent reasonably necessary in connection therewith, provided an appropriate and customary confidentiality agreement has been entered into with the Person receiving such Confidential Information. Notwithstanding the foregoing, in the event that any demand or request for disclosure of Confidential Information is made by a Third Party that relates to clause (ii), (iii), (v) or (vi) above, each Party, as applicable, shall promptly notify (to the extent permissible by Law) the Party to whom (or to whose Group) the Confidential Information relates of the existence of such request, demand or disclosure requirement and shall provide such Party (and/or any applicable member of its Group) a reasonable opportunity to seek an appropriate protective order or other remedy, which such Parties shall, and shall cause the other members of their respective Group to, cooperate in obtaining to the extent reasonably practicable. In the event that such appropriate protective order or other remedy is not obtained, the Party who is (or whose Group’s member is) required to make such disclosure shall or shall cause the applicable member of its Group to furnish (at the expense of the Party seeking to limit such request, demand or disclosure requirement), or cause to be furnished, only that portion of the Confidential Information that is legally required to be disclosed and shall take commercially reasonable steps to ensure that confidential treatment is accorded to such Confidential Information (at the expense of the Party seeking (or whose Group’s member is seeking) to limit such request, demand or disclosure requirement).

110

(b) Notwithstanding anything to the contrary set forth herein, (i) a Party shall be deemed to have satisfied its obligations hereunder with respect to Confidential Information if it exercises, and causes the other members of its Group to exercise, at least the same degree of care (but no less than a commercially reasonable degree of care) as such Party takes to preserve confidentiality for its own similar Information and (ii) confidentiality obligations provided for in any agreement between each Party or another member of its Group and its or their respective past and/or present employees as of the Spinco Distribution Date shall remain in full force and effect. Notwithstanding anything to the contrary set forth herein, Confidential Information (other than Intellectual Property, which shall exclusively be governed by the Intellectual Property Cross-License Agreement) and Personal Data, which shall exclusively be governed by Section 8.10) of any Party (or another member of its Group) rightfully in the possession of and used by any other Party (or another member of its Group) in the operation of its Business as of the Spinco Distribution Date may continue to be used by such Party (and/or the applicable members of its Group) in possession of such Confidential Information in and only in the operation of the Remainco Business or Spinco Business, as the case may be; provided that, except as otherwise expressly permitted in any USA-Subject Ancillary Agreement (which shall be governed by the Umbrella Secrecy Agreement), such Confidential Information may only be used by such Party and/or the applicable members of its Group and its and their respective officers, employees, agents, consultants and advisors in the specific manner and for the specific purposes for which it is used as of the date of this Agreement and may only be shared with additional officers, employees, agents, consultants and advisors of such Party (or Group member) on a need-to-know basis exclusively with regard to such specified use; provided, further, that such use is not competitive in nature, and may be used only so long as the Confidential Information is maintained in confidence and not disclosed in violation of Section 8.6(a), except that such Confidential Information may be disclosed to third parties other than those listed in Section 8.6(a), provided that such disclosure to such other third parties and any associated use of such Information must be pursuant to a written agreement containing confidentiality obligations at least as protective of the Parties’ rights to such Confidential Information as those contained in this Agreement. Such continued right to use may not be transferred (directly or indirectly) to any Third Party without the prior written consent (not to be unreasonably withheld, conditioned or delayed) of the applicable Party, except pursuant to Section 11.8.

111

(c) Each of Spinco and Remainco acknowledges, on behalf of itself and each other member of its Group, that it and the other members of its Group may have in their possession confidential or proprietary Information of third parties that was received under confidentiality or non-disclosure agreements with each such Third Party while such Party and/or members of its Group were Subsidiaries of Remainco. Each of Spinco and Remainco shall, and shall cause the other members of its Group to, hold and cause its and their respective representatives, officers, employees, agents, consultants and advisors (or potential buyers) to hold, in strict confidence the confidential and proprietary Information of third parties to which they or any other member of their respective Groups has access, in accordance with the terms of any agreements entered into prior to the Spinco Distribution Date between one or more members of the Spinco Group and/or Remainco Group (whether acting through, on behalf of, or in connection with, the separated Businesses) and such third parties.

(d) For the avoidance of doubt and notwithstanding any other provision of this Section 8.6, (i) the disclosure and sharing of Privileged Information shall be governed solely by Section 8.7, and (ii) Information that is subject to any confidentiality provision or other disclosure restriction in any USA-Subject Ancillary Agreement (including the Umbrella Secrecy Agreement) shall be governed by the terms of such Ancillary Agreement (and, in the case of USA-Subject Ancillary Agreements, the Umbrella Secrecy Agreement). For clarity, to the extent that any USA-Subject Ancillary Agreement or another Contract (other than Ancillary Agreements which are not USA-Subject Ancillary Agreements) pursuant to which a Party is bound or its Confidential Information is subject provides that certain Confidential Information shall be maintained confidential on a basis that is more protective of such Confidential Information or for a longer period of time than provided for in this Section 8.6, then the applicable provisions contained in such Ancillary Agreement or other Contract shall control with respect thereto.

Section 8.7 Privileged Matters.

(a) Pre-Distribution Services. The Parties recognize that legal and other professional services that have been and will be provided prior to the Spinco Distribution have been and will be rendered either for (i) the collective benefit of each of the members of the Spinco Group and Remainco Group (“Collective Benefit Services”), or (ii) the sole benefit of (x) Spinco (or a member of Spinco’s Group) in the case of legal and other professional services provided solely in respect of a Spinco Asset, a Spinco Liability or the Spinco Business or (y) Remainco (or a member of Remainco Group) in the case of legal and other professional services provided solely in respect of a Remainco Asset, a Remainco Liability or the Remainco Business, as the case may be (“Sole Benefit Services”). For the purposes of asserting all privileges, immunities or other protections from disclosure which may be asserted under applicable Law, including attorney-client privilege, business strategy privilege, joint defense privilege, common interest privilege, and protection under the work-product doctrine (“Privilege”), (x) each of the members of the Spinco Group and Remainco Group shall be deemed to be the client with respect to Collective Benefit Services, and (y) Spinco or Remainco (or the applicable member of such Party’s Group), as the case may be, shall be deemed to be the client with respect to Sole Benefit Services. With respect to all Information subject to Privilege (“Privileged Information”), (A) the Parties shall have a shared Privilege for Privileged Information to the extent relating to Collective Benefit Services, and (B) Spinco or Remainco (or the applicable member of such Party’s Group), as the case may be, shall have Privilege for Privileged Information to the extent relating to Sole Benefit Services and shall control the assertion or waiver of such Privilege. For the avoidance of doubt, Privileged Information includes, but is not limited to, services rendered by legal counsel retained or employed by any Party (or any member of such Party’s respective Group), including outside counsel and in-house counsel.

112

(b) Post-Distribution Services. Each Party, on behalf of itself and each other member of its Group, acknowledges that legal and other professional services will be provided following the Spinco Distribution Date which will be rendered solely for the benefit of Spinco (or a member of its Group), or Remainco (or a member of its Group), as the case may be, while other such post-Distribution services following the Spinco Distribution Date may be rendered with respect to claims, proceedings, litigation, disputes, or other matters which involve members of both the Remainco Group and the Spinco Group. With respect to such post-Distribution services and related Privileged Information, each of the Parties, on behalf of itself and each other member of its Group, agrees as follows:

(i) Spinco shall be entitled, in perpetuity, to control the assertion or waiver of all Privileges in connection with Privileged Information which relates solely to the Spinco Business, whether or not the Privileged Information is in the possession of or under the control of any member of the Spinco Group or Remainco Group. Spinco shall also be entitled, in perpetuity, to control the assertion or waiver of all Privileges in connection with Privileged Information that relates solely to the subject matter of any claims constituting Spinco Liabilities, now pending or which may be asserted in the future, in any lawsuits or other proceedings initiated against or by any member of the Spinco Group, whether or not the Privileged Information is in the possession of or under the control of any member of the Spinco Group or Remainco Group; and

(ii) Remainco shall be entitled, in perpetuity, to control the assertion or waiver of all Privileges in connection with Privileged Information which relates solely to the Remainco Business, whether or not the Privileged Information is in the possession of or under the control of any member of the Spinco Group or Remainco Group. Remainco shall also be entitled, in perpetuity, to control the assertion or waiver of all Privileges in connection with Privileged Information that relates solely to the subject matter of any claims constituting Remainco Liabilities, now pending or which may be asserted in the future, in any lawsuits or other proceedings initiated against or by any member of the Remainco Group, whether or not the Privileged Information is in the possession of or under the control of any member of the Spinco Group or Remainco Group.

113

(c) Each Party, on behalf of itself and each other member of its Group, agrees as follows in this Section 8.7(c) regarding all Privileges (x) not allocated pursuant to the terms of Section 8.7(a) or Section 8.7(b) and (y) Privileged Information to the extent relating to Collective Benefit Services with respect to which, in each case, the Parties shall have a shared Privilege. All Privileges relating to any claims, proceedings, litigation, disputes, or other matters which involve a member of each Group in respect of which members of both the Remainco Group and the Spinco Group retains any responsibility or Liability under this Agreement, shall be subject to a shared Privilege among them.

(i) Subject to Sections 8.7(c)(ii) and 8.7(c)(iv), no Party (or any member of its Group) may waive, nor allege or purport to waive, any Privilege which could be asserted under any applicable Law, and in which any other Party (or member of its Group) has a shared Privilege, without the consent of such other Party, which shall not be unreasonably withheld, conditioned or delayed. Consent shall be in writing, or shall be deemed to be granted unless written objection (the “Privilege Waiver Objection Notice”) is made within twenty (20) days after written notice upon the other Party requesting such consent.

(ii) In the event of any Action or Dispute solely between or among the Parties, or any members of their respective Groups, either Party may waive a Privilege in which the other Party or member of such Party’s Group has a shared Privilege, without obtaining the consent of such other Party; provided that such waiver of a shared Privilege shall be effective only as to the use of Information with respect to the Action or Dispute between or among the Parties and/or the applicable members of their respective Groups, and shall not operate as a waiver of the shared Privilege with respect to Third Parties.

(iii) In the event of any Action or Dispute involving a Third Party, if a Dispute arises between or among the Parties (or members of their respective Groups) regarding whether a Privilege should be waived to protect or advance the interest of any Party or its Group, each Party agrees that it shall, and shall cause each other member of its Group to, negotiate in good faith, use commercially reasonable efforts to minimize any prejudice to the rights of the other Party (or members of its respective Group), and shall not, and shall cause each other member of its Group not to, unreasonably withhold consent to any request for waiver by the other Party. Each Party specifically agrees that it shall not, and shall cause each other member of its Group to not, withhold consent to waiver for any purpose except to protect its (or its Group’s) own legitimate interests.

(iv) If, within fifteen (15) days of receipt by the requesting Party of a written objection pursuant to Section 8.7(c)(i) (the “Privilege Waiver Negotiation Period”), the Parties have not succeeded in resolving in writing any Dispute regarding whether a Privilege should be waived, and the requesting Party determines that a Privilege should nonetheless be waived to protect or advance its interest, the requesting Party shall provide the objecting Party fifteen (15) days written notice prior to effecting such waiver. Each Party specifically agrees that failure within fifteen (15) days of receipt of such notice to commence proceedings in accordance with Section 9.1(c) to enjoin such disclosure under applicable Law shall be deemed full and effective consent to such disclosure, and each Party agrees that any such Privilege shall not be waived by such Party (or any member of its Group) until the final determination of such Dispute in accordance with Section 9.1(c).

114

(v) Upon receipt by any Party or any other member of its Group of any subpoena, discovery or other request which, upon a good faith reading, may reasonably be expected to result in the production or disclosure of Information subject to a shared Privilege or as to which the other Party has the sole right hereunder to assert a Privilege, or if any Party (or other member of its Group) obtains knowledge that any of its or member of its Group’s current or former directors, officers, agents or employees have received any subpoena, discovery or other requests which, upon a good faith reading, may reasonably be expected to result in the production or disclosure of such Privileged Information, such Party shall promptly notify the other Party of the existence of the request and shall provide the other Party (and the relevant members of its Group) a reasonable opportunity to review the Information and to assert any rights it may have under this Section 8.7 or otherwise to prevent, restrict or otherwise limit the production or disclosure of such Privileged Information.

(d) Notwithstanding the foregoing in this Section 8.7, the Parties acknowledge and agree that in any Action or Dispute with respect to this Agreement, the Ancillary Agreements, the Merger Agreement, any other agreement related to the transactions contemplated hereby or thereby and the negotiations, structuring and transactions contemplated hereby and thereby, in each case, in which Remainco, on the one hand, is adverse to Spinco and/or RMT Partner, on the other hand: (i) any and all Privileged Information with respect to such matters belonging to or possessed by the Remainco Group or the Spinco Group prior to the Spinco Distribution shall be deemed to relate solely to the Remainco Business; (ii) any advice given by or communications with each of the parties constituting Remainco Counsel, to the extent it relates to this Agreement, the Ancillary Agreements, the Merger Agreement or any other Transaction Agreement, and/or negotiations, structuring and transactions contemplated hereby or thereby, shall not be a shared privilege and shall be deemed to relate solely to the Remainco Business; and (iii) any advice given or communications with in-house counsel of Remainco prior to the Spinco Distribution, to the extent it relates to this Agreement, the Ancillary Agreements, the Merger Agreement or any other Transaction Agreement, and/or the negotiations, structuring and transactions contemplated hereby or thereby, shall not be a shared privilege and shall be deemed to relate solely to the Remainco Business. In all other cases, Privileged Information with respect to clause (i), (ii) and (iii) above shall be a shared privilege.

(e) The transfer of all Information pursuant to this Agreement is made in reliance on the agreement of Spinco and Remainco as set forth in Sections 8.6 and 8.7, to maintain and cause to be maintained the confidentiality of Privileged Information and to assert and maintain, and cause to be asserted and maintained, all applicable Privileges, including, but not limited to, attorney-client or attorney work product privileges. The access to Information being granted pursuant to Sections 5.1, 7.4 and 8.2 hereof, the agreement to provide witnesses and individuals pursuant to Sections 5.1, 7.4 and 8.4 hereof, the furnishing of notices and documents and other cooperative efforts contemplated by Sections 5.1 and 7.4 hereof, and the transfer of Privileged Information between and among the Parties and the members of their respective Groups pursuant to this Agreement shall not be deemed a waiver of any Privilege that has been or may be asserted under this Agreement or otherwise.

115

Section 8.8 Conflicts Waiver. Each of the Parties acknowledges, on behalf of itself and each other member of its Group, that Remainco has retained the counsel set forth on Schedule 8.8 (“Remainco Counsel”) to act as its counsel in connection with this Agreement, the Ancillary Agreements, the Merger Agreement and the transactions contemplated hereby and thereby (the “Section 8.8 Matters”), and that Remainco Counsel has not acted as counsel for any other Person in connection with the Section 8.8 Matters and that no other party or Person has the status of a client of Remainco Counsel for conflict of interest or any other purposes as a result thereof. Spinco hereby agrees on behalf of itself and each member of its Group and RMT Partner on behalf of itself and its Subsidiaries and Affiliates that, in the event that a dispute arises between or among (x) any member of the Spinco Group, any Spinco Indemnitee, RMT Partner or any of their respective Affiliates, on the one hand, and (y) any member of the Remainco Group, any Remainco Indemnitee or any of their respective Affiliates, on the other hand, Remainco Counsel may represent any member of the Remainco Group, any Remainco Indemnitee or any of their respective Affiliates, in such dispute even though the interests of such Person may be directly adverse to any Person described in clause (x), and even though Remainco Counsel may have represented a Person described in clause (x), in a matter substantially related to such dispute, or may be handling ongoing matters for a Person described in clause (x), and Spinco hereby waives, on behalf of itself and each other Person described in clause (x), as applicable, any conflict of interest in connection with such representation by Remainco Counsel that arises as a result of its acting as counsel in connection with the Section 8.8 Matters. Each of Remainco and Spinco, on behalf of itself and each other member of its Group and RMT Partner, agrees to take, and to cause their respective then-Affiliates to take, all steps necessary to implement the intent of this Section 8.8. Each of Remainco and Spinco and each other member of its Group and RMT Partner, further agrees that Remainco Counsel and their respective partners and employees are Third Party beneficiaries of this Section 8.8.

Section 8.9 Ownership of Information. Any Information owned by one Party or any member of its Group that is provided to a requesting Party pursuant to this Article VIII shall be deemed to remain the property of the providing Party (or member of its Group). Unless expressly and specifically set forth herein, nothing contained in this Agreement shall be construed as granting or conferring rights to any Party (or member of its Group) of license or otherwise in any such Information, whether by implication, estoppel or otherwise.

Section 8.10 Processing of Personal Data.

(a) The Parties acknowledge that (i) Remainco is a Data Controller with respect to its Processing of the Remainco Personal Data prior to and after the Spinco Distribution, (ii) Remainco is a Data Controller with respect to its Processing of the Spinco Personal Data prior to the Distribution, (iii) Spinco is a Data Controller with respect to its Processing of the Spinco Personal Data after the Distribution, (iv) Remainco remains a Data Controller with respect to its Processing of the Spinco Personal Data that remains in its possession and control from and after the Distribution and (v) Spinco is a Data Controller with respect to the Processing of the Remainco Personal Data that remains in its possession and control after the Distribution. Remainco shall (i) ensure that the transfer of Personal Data to Spinco as part of the Contribution is made in compliance with applicable Data Protection Laws, (ii) use commercially reasonable efforts to transfer only Spinco Personal Data to Spinco, and (iii) provide copies of form agreements (such as data transfer agreements or similar agreements) to be entered into between Remainco and Spinco in connection with the lawful transfer of Personal Data to Spinco, to RMT Partner for its review and approval (not to be unreasonably withheld, conditioned or delayed) prior to the Contribution. From and after the Spinco Distribution, (i) Spinco shall comply with the requirements of Data Protection Laws applicable to Data Controllers in connection with the Processing of Spinco Personal Data, Remainco Personal Data (solely to the extent remaining in its possession and control) and this Agreement, as applicable, and (ii) Remainco shall comply with the requirements of Data Protection Laws applicable to Data Controllers in connection with the Processing of Remainco Personal Data, Spinco Personal Data (solely to the extent remaining in its possession and control) and this Agreement, as applicable. Neither Party (nor any member of its Group) shall knowingly do anything or permit anything to be done which might lead to a breach by the other Party or its Affiliates of the Data Protection Laws and the other terms of this Agreement in connection therewith.

116

(b) Both Parties shall cooperate (and cause the other members of its Group to cooperate) to ensure that their Processing of Personal Data hereunder does and will comply with all applicable Data Protection Laws and take all reasonable precautions to avoid acts that place the other Party (or any member of its Group) in breach of its obligations under any applicable Data Protection Laws. Nothing in this Section 8.10 shall be deemed to prevent any Party (or any member of its Group) from taking the steps it reasonably deems necessary to comply with any applicable Data Protection Laws.

Section 8.11 Prior Contracts. Each of Remainco and Spinco, on behalf of itself and each member of its Group and their respective successors and assigns, acknowledges and agrees that, notwithstanding any Contract governing the use of Intellectual Property or Confidential Information entered into by an employee or contractor of such Party or its Group prior to the Spinco Distribution, to the extent such employee or contractor is working for or on behalf of another Party or a member of its Group after the Spinco Distribution, such employee or contractor shall not be deemed in breach of such Contract due to such employee or contractor using such Intellectual Property or Confidential Information in his or her capacity as an employee or contractor of such other Party (or member of such other Party’s Group), or disclosing such Intellectual Property or Confidential Information to another Party (or member of such Party’s Group) to the extent that this Agreement or an Ancillary Agreement grants a license to, or otherwise permits such other Party (or member of such Party’s Group) to use or have disclosed to it, such Intellectual Property or Confidential Information (and in the case of use by such employee or contractor, solely to the extent such use is permitted by such Party or member of such Party’s Group pursuant to the terms of this Agreement or such Ancillary Agreement).

117

ARTICLE IX

DISPUTE RESOLUTION

Section 9.1 Negotiation and Arbitration.

(a) In the event of a controversy, dispute or Action between the Parties or between Remainco and RMT Partner arising out of, in connection with, or in relation to this Agreement or any of the transactions contemplated hereby, including with respect to the interpretation, performance, nonperformance, validity or breach thereof, and including any Action based on contract, tort, statute or constitution, including but not limited to the arbitrability of such controversy, dispute or Action and any controversy, dispute or Action related to Section 8.7 concerning privilege issues (a “Dispute”), the following provisions shall apply, unless expressly specified herein; provided, that disputes concerning the correctness of the calculations in the Proposed Final Statement shall be resolved in accordance with the process set forth in Section 2.5(c).

(b) Negotiation. The following procedures shall apply with respect to Disputes:

(i) Except in cases of Disputes regarding privilege issues (in which case the procedure in Section 8.7(c) shall apply), (a) either Party or RMT Partner may deliver written notice of a Dispute (a “General Dispute Notice”) and (b) the general counsels of the relevant Parties or RMT Partner, as applicable, and/or such other officer designated by the relevant Party or RMT Partner, as applicable, in writing shall thereupon negotiate for a reasonable period of time to settle such Dispute; provided, however, that such reasonable period shall not, unless otherwise agreed by each relevant Party (and by RMT Partner, if applicable) in writing, exceed sixty (60) days from the date of receipt by the relevant Party or RMT Partner, as applicable, of the General Dispute Notice (the “General Negotiation Period”).

(ii) With respect to the subject Dispute, no Party shall be entitled to rely upon the expiry of any limitations period or contractual deadline during the period between the date of receipt of the relevant Dispute Notice and the earlier to occur of (A) the date of any arbitration being commenced under this Section 9.1 with respect to the Dispute and (B) the later to occur of (x) one hundred and twenty (120) days after the date of receipt of the relevant Dispute Notice and (y) the expiration of the applicable Negotiation Period.

(iii) All offers, promises, conduct and statements, whether oral or written, made in the course of the discussions and negotiations related to the relevant Negotiation Period by any of the Parties (or the other members of their respective Group), or RMT Partner and its Subsidiaries, their respective agents, employees, experts and attorneys are confidential, privileged and inadmissible for any purpose, including impeachment, in any arbitration or other proceeding involving the Parties (or any other member of a Group) or RMT Partner and its Subsidiaries, and, in any Action, shall be governed by Rule 408 of the Federal Rules of Evidence and any applicable similar state or foreign rule and evidence of such discussions shall not be admissible in any future Action between the Parties, any member of their respective Groups and/or RMT Partner and/or any Indemnitee, provided that evidence that is otherwise admissible or discoverable shall not be rendered inadmissible or non-discoverable as a result of its use in the negotiation or discussion.

118

(c) Arbitration. If the Dispute has not been resolved for any reason as of the expiration of the applicable Negotiation Period, such Dispute shall be submitted to final and binding arbitration administered in accordance with the Commercial Arbitration Rules of the American Arbitration Association (“AAA”) then in effect (the “Rules”), except as modified herein.

(i) The arbitration shall be conducted by a three-member arbitral tribunal (the “Arbitral Tribunal”). The claimant shall appoint one arbitrator in its demand for arbitration and the respondent shall appoint one arbitrator within twenty-one (21) days after the appointment of the first arbitrator. The third arbitrator, who shall serve as chair of the Arbitral Tribunal, shall be jointly appointed by the two party-nominated arbitrators within twenty-one (21) days of the appointment of the second arbitrator. Any Parties that are Affiliates of each other are deemed for this purposes of this Section 9.1 only to be a single Party. Any arbitrator not timely appointed by the Parties shall be appointed by the AAA according to its Rules.

(ii) In resolving any Dispute to the extent it involves contractual issues under this Agreement, the arbitrators shall apply the governing law specified herein.

(iii) Arbitration under this Section 9.1 shall be the sole and exclusive remedy for any Dispute, and any award rendered by the arbitrators shall be final and binding on the Parties or RMT Partner and judgment thereupon may be entered in any court of competent jurisdiction having jurisdiction thereof, including any court having jurisdiction over the relevant Party or its Assets (or RMT Partner and its Assets, as applicable).

(iv) The Arbitral Tribunal shall be entitled, if appropriate, to award any remedy, including monetary damages, specific performance and all other forms of legal and equitable relief that is in accordance with the terms of this Agreement; provided, however, that the Arbitral Tribunal shall have no authority or power to (A) limit, expand, alter, modify, revoke or suspend any condition or provision of this Agreement, nor any right or power to award punitive, exemplary, treble or similar damages, or (B) review, resolve or adjudicate, or render any award or grant any relief in respect of, any issue, matter, claim or Dispute other than the specific Dispute or Disputes submitted by the Parties or RMT Partner, as applicable, to such Arbitral Tribunal for final and binding arbitration, including any Disputes consolidated therewith in accordance with Section 9.1(c)(vii).

(v) Each Party and RMT Partner shall bear its own costs and attorneys’ fees in any arbitration conducted under this Article IX, and each party to such arbitration shall bear an equal portion of the fees and expenses of the arbitration including the Arbitral Tribunal’s fees and the fees and expenses of the AAA; provided, however, that the Arbitral Tribunal may award the prevailing party the recovery of its costs and attorneys’ fees and other reasonable and documented out-of-pocket expenses (including the fees and expenses of the arbitration, the Arbitral Tribunal’s fees and the fees and expenses of the AAA) if the Arbitral Tribunal finds that any of the claims or defenses of the non-prevailing party were frivolous or made in bad faith; provided, further, that if any parties to the arbitration are Affiliates of each other, they shall be counted as a single party to the arbitration for purposes of apportioning such fees and expenses.

119

(vi) The seat of arbitration shall be, and the award shall be rendered, in New York County, New York, in the English language.

(vii) The Arbitral Tribunal may, if requested by a Party or RMT Partner (if party to the arbitration), consolidate the arbitration with any other arbitration (A) if the other arbitration involves another Dispute arising under either this Agreement or an Ancillary Agreement, provided the Arbitral Tribunal is satisfied such other dispute involves common factual issues, or (B) with the prior written consent of all parties engaged in such arbitrations. Such consolidated arbitration shall be determined by the Arbitral Tribunal appointed for the arbitration proceeding that was commenced first in time, unless otherwise agreed in writing by all parties engaged in such arbitration.

(viii) The Arbitral Tribunal (and, if applicable, Emergency Arbitrator) shall have the full authority to grant any pre-arbitral injunction, pre-arbitral attachment, interim or conservatory measure or other order in aid of arbitration proceedings (“Interim Relief”). The Parties and RMT Partner shall exclusively submit any application for Interim Relief to only: (A) the Arbitral Tribunal; or (B) prior to the constitution of the Arbitral Tribunal, an Emergency Arbitrator appointed in the manner provided for in the Rules. Any Interim Relief so issued shall, to the extent permitted by applicable Law, be deemed a final arbitration award for purposes of enforceability, and, moreover, shall also be deemed a term and condition of this Agreement subject to specific performance in Section 11.18. The foregoing procedures shall constitute the exclusive means of seeking Interim Relief, provided, however, that (i) the Arbitral Tribunal shall have the power to continue, review, vacate or modify any Interim Relief granted by an Emergency Arbitrator, and the Arbitral Tribunal shall apply a de novo standard of review to the factual and legal findings of the Emergency Arbitrator and conduct any such proceeding with respect to the actions of the Emergency Arbitrator on an expedited basis; and (ii) in the event an Emergency Arbitrator or the Arbitral Tribunal issues an order granting, denying or otherwise addressing Interim Relief (a “Decision on Interim Relief”), any Party and RMT Partner may apply to enforce or require specific performance of such Decision on Interim Relief in any court of competent jurisdiction. For the avoidance of doubt, any Party and RMT Partner may appeal any Decision on Interim Relief determined by any Emergency Arbitrator to an Arbitral Tribunal; provided that, such Decision on Interim Relief shall remain enforceable from and after any such appeal, unless and until the Decision on Interim Relief is vacated or modified by the Arbitral Tribunal.

(ix) In the event any proceeding is brought in any court of competent jurisdiction to enforce the dispute resolution provisions in this Section 9.1, to obtain relief as described in this Section 9.1, or to enforce any award, relief or decision issued by an Arbitral Tribunal, each Party and RMT Partner irrevocably consents to the service of process in any action by the mailing of copies of the process to the Parties as provided in Section 11.5. Service effected as provided in this manner will become effective five (5) days after the mailing of the process.

120

(x) EACH OF REMAINCO, SPINCO AND RMT PARTNER HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PERSON MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT. EACH OF REMAINCO, SPINCO AND RMT PARTNER CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY PARTY TO THIS AGREEMENT HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY TO THIS AGREEMENT WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH OF REMAINCO, SPINCO AND RMT PARTNER UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH OF REMAINCO, SPINCO AND RMT PARTNER MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH OF REMAINCO, SPINCO AND RMT PARTNER HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.1.

(d) Confidentiality. Without limiting the provisions of the Rules, unless otherwise agreed in writing by or among the relevant Parties and RMT Partner or permitted by this Agreement, the relevant Parties shall keep, and shall cause the members of their applicable Group to keep, confidential all matters relating to the arbitration (including the existence of the proceeding and all of its elements and including any pleadings, briefs or other documents submitted or exchanged, any testimony or other oral submissions) or the award, and any negotiations, conferences and discussions pursuant to this Article IX shall be treated as compromise and settlement negotiations; provided that such matters may be disclosed (i) to the extent reasonably necessary in any proceeding brought to enforce this Article IX or the award or for entry of a judgment upon the award and (ii) to the extent otherwise required by Law or the rules of any stock exchange on which a Party’s and/or RMT Partner’s securities may be listed. Nothing said or disclosed, nor any document produced, in the course of any negotiations, conferences and discussions that is not otherwise independently discoverable shall be offered or received as evidence or used for impeachment or for any other purpose in any current or future arbitration. In the event any Party and/or RMT Partner makes application to any court in connection with this Section 9.1(d) (including any proceedings to enforce a final award or any Interim Relief), that Party and/or RMT Partner, as applicable, shall take all steps reasonably within its power to cause such application, and any exhibits (including copies of any award or decisions of the Arbitral Tribunal or Emergency Arbitrator) to be filed under seal, shall oppose any challenge by any Third Party to such sealing, and shall give the other Party notice of such challenge as promptly as practicable.

Section 9.2 Continuity of Service and Performance. Unless otherwise agreed in writing, the Parties and/or RMT Partner will continue to provide service and honor all other commitments under this Agreement and each Ancillary Agreement during the course of dispute resolution pursuant to the provisions of this Article IX with respect to all matters not specifically subject to such dispute resolution.

121

ARTICLE X

INSURANCE

Section 10.1 Insurance Matters.

(a) With respect to Liabilities of Remainco and its Subsidiaries immediately prior to the Spinco Distribution that (x) constitute Spinco Liabilities (other than those incurred by a member of the Remainco Group) or (y) are otherwise incurred by a member of the Spinco Group, in each case to the extent related to or arising from occurrences prior to the date of the Spinco Distribution, any rights to insurance coverage applicable to those Liabilities under Commercial Insurance Policies issued to any members of the Remainco Group that were members of the Remainco Group immediately prior to the Spinco Distribution are hereby assigned by Remainco (on behalf of itself and the applicable members of its Group) to the applicable members of the Spinco Group on that same date. Remainco shall (or shall cause the applicable member of its Group to) provide the applicable member of the Spinco Group with, from the date of the Spinco Distribution, access to, and the right to make claims under, the applicable Commercial Insurance Policy; provided that such access to, and the right to make claims under, such Commercial Insurance Policy shall be subject to the terms, conditions and exclusions of such policy, including any limits on coverage or scope, and any deductibles, self-insured retentions, retrospective premiums, and other chargeback amounts, fees, costs and expenses, and shall be subject to the following:

(i) If permitted under such Commercial Insurance Policy, the applicable members of the Spinco Group shall be responsible for the submission, administration and management of any claims under such Commercial Insurance Policy; provided that Spinco shall provide reasonable written notice to Remainco, or the relevant member of its respective Group, prior to submitting any such claim;

(ii) If such Commercial Insurance Policy does not permit the applicable members of the Spinco Group to directly submit claims under such Commercial Insurance Policy, Spinco shall, or shall cause the applicable member of the Remainco Group to, report any potential claims under such Commercial Insurance Policy as soon as reasonably practicable to Remainco, and Remainco shall, or shall cause the relevant member of its Group to, submit such claims directly to the applicable insurer; provided that with respect to any such claims, Spinco (or the applicable member of the Spinco Group) shall (x) be responsible for (A) the preparation of any documents or forms that are required for the submission of such claims and (B) the administration and management of such claims after submission, and (y) provide Remainco, or the relevant member of its Group, with such documents, forms or other information necessary for the submission of such claims by Remainco, or the relevant member of its Group, on behalf of Spinco (or the applicable member of the Spinco Group);

122

(iii) Spinco (or the applicable members of the Spinco Group) shall be responsible for any payments to the applicable Commercial Insurer under such Commercial Insurance Policy relating to its claims submissions, and shall indemnify, hold harmless and reimburse Remainco (and the relevant members of the Remainco Group) for any deductibles, self-insured retentions, retrospective premiums, fronting policy reimbursement obligations and other chargeback amounts, fees, costs and expenses incurred by Remainco (or any members of the Remainco Group) to the extent resulting from any access to, or any claims made by Spinco (or any members of the Spinco Group) under, any such Commercial Insurance Policy provided pursuant to this Section 10.1(a) (with respect to Spinco Liabilities), including any indemnity payments, settlements, judgments, legal fees and allocated claims expenses and claim handling fees, whether such claims are submitted directly or indirectly by Spinco, a member of the Spinco Group, its or their employees or third parties;

(iv) Spinco (or the applicable members of the Spinco Group) shall bear (and none of Remainco or the members of its Group shall have any obligation to repay or reimburse any members of the Spinco Group for) and shall be liable for all excluded, uninsured, uncovered, unavailable or uncollectible amounts of all such claims made by Spinco or any members of the Spinco Group under such Commercial Insurance Policy (unless otherwise constituting a Remainco Liability); and

(v) No member of the Spinco Group, in connection with making a claim under any such Commercial Insurance Policy pursuant to this Section 10.1(a), shall take any action that would be reasonably likely to (w) have an adverse impact on the then-current relationship between any member of the Remainco Group on the one hand, and the applicable insurer, on the other hand; (x) result in the applicable insurer terminating or reducing coverage to, or increasing the amount of any premium owed by, any member of the Remainco Group under such policy; (y) otherwise compromise, jeopardize or interfere with the rights of any member of the Remainco Group under such policy; or (z) otherwise compromise or impair the ability of Remainco to enforce its rights with respect to any indemnification under or arising out of this Agreement, and Remainco and shall have the right to cause Spinco to desist, or cause any other member of the Spinco Group to desist, from any action that Remainco reasonably determines would compromise or impair its rights in accordance with this clause (z); provided that this Section 10.1(a)(v) shall not preclude or otherwise restrict any member of the Spinco Group from reporting claims to insurers in the ordinary course of business.

(b) With respect to Liabilities of Remainco and its Subsidiaries immediately prior to the Spinco Distribution that (x) constitute Remainco Liabilities (other than those incurred by a member of the Spinco Group) or (y) are otherwise incurred by a member of the Remainco Group, in each case to the extent related to or arising from occurrences prior to the date of the Spinco Distribution, any rights to insurance coverage applicable to those Liabilities under Commercial Insurance Policies issued to any members of the Spinco Group that were members of the Spinco Group immediately prior to the Spinco Distribution are hereby assigned by Spinco (on behalf of itself and the applicable members of its Group) to the applicable members of the Remainco Group on that same date. Spinco shall (or shall cause the applicable member of its Group to) provide the applicable member of the Remainco Group with, from the date of the Spinco Distribution, access to, and the right to make claims under, the applicable Commercial Insurance Policy; provided that such access to, and the right to make claims under, such Commercial Insurance Policy shall be subject to the terms, conditions and exclusions of such policy, including any limits on coverage or scope, and any deductibles, self-insured retentions, retrospective premiums, and other chargeback amounts, fees, costs and expenses, and shall be subject to the following:

(i) If permitted under such Commercial Insurance Policy, the applicable members of the Remainco Group shall be responsible for the submission, administration and management of any claims under such Commercial Insurance Policy; provided that Remainco shall provide reasonable written notice to Spinco, or the relevant member of its respective Group, prior to submitting any such claim;

123

(ii) If such Commercial Insurance Policy does not permit the applicable members of the Remainco Group to directly submit claims under such Commercial Insurance Policy, Remainco shall, or shall cause the applicable member of the Spinco Group to, report any potential claims under such Commercial Insurance Policy as soon as practicable to Spinco, and Spinco shall, or shall cause the relevant member of its Group to, submit such claims directly to the applicable insurer; provided that with respect to any such claims, Remainco (or the applicable member of the Remainco Group) shall (x) be responsible for (A) the preparation of any documents or forms that are required for the submission of such claims and (B) the administration and management of such claims after submission, and (y) provide Spinco, or the relevant member of its Group, with such documents, forms or other information necessary for the submission of such claims by Spinco, or the relevant member of its Group, on behalf of Remainco (or the applicable member of the Remainco Group);

(iii) Remainco (or the applicable members of the Remainco Group) shall be responsible for any payments to the applicable Commercial Insurer under such Commercial Insurance Policy relating to its claims submissions, and shall indemnify, hold harmless and reimburse Spinco (and the relevant members of the Spinco Group) for any deductibles, self-insured retentions, retrospective premiums, fronting policy reimbursement obligations and other chargeback amounts, fees, costs and expenses incurred by Spinco (or any members of the Spinco Group) to the extent resulting from any access to, or any claims made by Remainco (or any members of the Remainco Group) under, any such Commercial Insurance Policy provided pursuant to this Section 10.1(a) (with respect to Remainco Liabilities), including any indemnity payments, settlements, judgments, legal fees and allocated claims expenses and claim handling fees, whether such claims are submitted directly or indirectly by Remainco, a member of the Remainco Group, its or their employees or third parties;

(iv) Remainco (or the applicable members of the Remainco Group) shall bear (and none of Spinco or the members of its Group shall have any obligation to repay or reimburse any members of the Remainco Group for) and shall be liable for all excluded, uninsured, uncovered, unavailable or uncollectible amounts of all such claims made by Remainco or any members of the Remainco Group under such Commercial Insurance Policy (unless otherwise constituting a Spinco Liability); and

124

(v) No member of the Remainco Group, in connection with making a claim under any such Commercial Insurance Policy pursuant to this Section 10.1(a), shall take any action that would be reasonably likely to (w) have an adverse impact on the then-current relationship between any member of the Spinco Group on the one hand, and the applicable insurer, on the other hand; (x) result in the applicable insurer terminating or reducing coverage to, or increasing the amount of any premium owed by, any member of the Spinco Group under such policy; (y) otherwise compromise, jeopardize or interfere with the rights of any member of the Spinco Group under such policy; or (z) otherwise compromise or impair the ability of Spinco to enforce its rights with respect to any indemnification under or arising out of this Agreement, and Spinco and shall have the right to cause Remainco to desist, or cause any other member of the Remainco Group to desist, from any action that it reasonably determines would compromise or impair its rights in accordance with this clause (z); provided that this Section 10.1(a)(v) shall not preclude or otherwise restrict any member of the Remainco Group from reporting claims to insurers in the ordinary course of business.

(c) With respect to any Commercial Insurance Policies whose rights are shared between and/or among Spinco and Remainco (or any member of their respective Group), respectively, claims shall be paid, any self-insurance pertaining thereto shall be applied, and the applicable limits under such Commercial Insurance Policies shall be reduced, in each case, in accordance with the terms of such Commercial Insurance Policies and without any priority or preference shown or given to any of Spinco and Remainco (or any member of their respective Group), absent any written agreement between Spinco and Remainco (or any members of their respective Groups) otherwise; provided, however, that none of Spinco or Remainco (or any member of their respective Group) shall accelerate or delay either the notification and submission of claims, on the one hand, or the demand for coverage for and receipt of insurance payments, on the other hand, in a manner that would materially differ from that which each would follow in the ordinary course when acting without regard to sufficiency of limits or the terms of self-insurance.

Section 10.2 Insurance Coverage. Except as is necessary for Remainco and/or Spinco, in their reasonable judgments, to comply with their obligations under Section 10.1 or Section 10.3, from and after the Spinco Distribution, (x) no member of either Group will have responsibility to obtain coverage for any member of the other Group, (y) each member of either Group shall have the right to remove any member of the other Group and its current, former and future employees, officers and directors as insured parties under any policy of insurance issued by any insurance carrier that has an inception date on or after the Spinco Distribution and (z) from and after the Distribution, neither Party will be entitled to make any claims for insurance coverage under the other insurance policies of the members of the other Group to the extent such claims are based upon facts, circumstances, events or matters occurring from and after the date of the Distribution. No member of either Group shall be deemed to have made any representation or warranty as to the availability of any coverage under any such insurance policy.

125

Section 10.3 Liability Policies.

(a) After the Spinco Distribution, the members of the Remainco Group shall not, without the consent of any affected Person within the Spinco Group (or the Consent of Spinco on behalf of such Person), take any action or omit to take any action that would be reasonably likely to eliminate or substantially reduce the coverage of such Person who is or was covered under the directors and officers liability insurance policies, fiduciary liability insurance policies, primary and excess general liability policies, products liability, pollution liability, workers compensation, auto liability policies and cyber data breach or any other liability policy, as maintained by the members of the Remainco Group prior to the Spinco Distribution (collectively, “Remainco Liability Policies”) in respect of occurrences or alleged injury or damage taking place prior to the Spinco Distribution; provided, however, that the obligations of the members of the Remainco Group with respect to the foregoing shall cease on the date that is the expiration of any tail policy or other expiration of coverage with respect to any such Remainco Liability Policies. The members of the Remainco Group shall reasonably cooperate with any Person who is or was covered by any Remainco Liability Policy, in each case, at or prior to the Spinco Distribution in their pursuit of any coverage claims under such Remainco Liability Policies that could inure to the benefit of such Persons. The members of the Remainco Group shall allow the members of the Spinco Group and their agents and representatives, upon reasonable prior written notice and during regular business hours, to examine and make copies of the relevant Remainco Liability Policies and shall provide such cooperation as is reasonably requested by the members of the Spinco Group, including their directors and officers.

(b) Remainco and the other members of the Remainco Group (if applicable) shall consult with the RMT Partner with respect to the selection of the insurance carriers for any tail insurance policies Remainco obtains in respect of the Remainco Liability Policies.

(c) After the Spinco Distribution, the members of the Spinco Group shall not, without the consent of any affected Person within the Remainco Group (or the Consent of Remainco on behalf of such Person), take any action or omit to take any action that would be reasonably likely to eliminate or substantially reduce the coverage of such Person who is or was covered under the directors and officers liability insurance policies, fiduciary liability insurance policies, primary and excess general liability policies, products liability, pollution liability, workers compensation, auto liability policies and cyber data breach or any other liability policy, as maintained by the members of the Spinco Group prior to the Spinco Distribution (collectively, “Spinco Liability Policies”) in respect of occurrences or alleged injury or damage taking place prior to the Spinco Distribution; provided, however, that the obligations of the members of the Spinco Group with respect to the foregoing shall cease on the date that is the expiration of any tail policy or other expiration of coverage with respect to any such Spinco Liability Policies. The members of the Spinco Group shall reasonably cooperate with any Person who is or was covered by any Spinco Liability Policy, in each case, at or prior to the Spinco Distribution in their pursuit of any coverage claims under such Spinco Liability Policies that could inure to the benefit of such Persons. The members of the Spinco Group shall allow the members of the Remainco Group and their agents and representatives, upon reasonable prior written notice and during regular business hours, to examine and make copies of the relevant Spinco Liability Policies and shall provide such cooperation as is reasonably requested by the members of the Remainco Group, and their directors and officers.

126

(d) Spinco and the other members of the Spinco Group (if applicable) shall consult with the RMT Partner with respect to the selection of the insurance carriers for any tail insurance policies Spinco obtains in respect of the Spinco Liability Policies.

Section 10.4 Coverage After Transfer of Assets and Liabilities.

(a) On the date of the Spinco Distribution and thereafter, it is the responsibility of the Spinco Group to obtain, at its own expense, continuing insurance coverage for the Assets of the Spinco Group and for the Liabilities of the Spinco Group accruing after the Spinco Distribution Date. To the extent that any member of the Spinco Group obtains continued coverage for its Assets or Liabilities under Commercial Insurance Policies issued to Remainco prior to the Spinco Distribution and then covering those Assets or Liabilities, Spinco shall be responsible for any deductibles, self-insured retentions, retrospective premiums, fronting policy reimbursement obligations and other chargeback amounts, fees, costs and expenses associated with any Insurance Proceeds collected by any member of the Spinco Group under those policies, and Remainco shall not (and shall cause the other members of its Group not to) agree to an exclusion in any of the Commercial Insurance Policies issued to Remainco prior to the Spinco Distribution and then covering Spinco Group Assets or Liabilities for claims based on wrongful acts or occurrences up to and including the Spinco Distribution Date to the extent such exclusion would preclude coverage for Spinco Group, but would not preclude coverage for the Remainco Group, respectively.

(b) On the date of the Spinco Distribution and thereafter, it is the responsibility of the Remainco Group to obtain, at its own expense, continuing insurance coverage for the Assets of the Remainco Group and for the Liabilities of the Remainco Group accruing after the Spinco Distribution Date. To the extent that any member of the Remainco Group obtains continued coverage for its Assets or Liabilities under Commercial Insurance Policies issued to Spinco prior to the Spinco Distribution and then covering those Assets or Liabilities, Remainco shall be responsible for any deductibles, self-insured retentions, retrospective premiums, fronting policy reimbursement obligations and other chargeback amounts, fees, costs and expenses associated with any Insurance Proceeds collected by any member of the Remainco Group under those policies, and Spinco shall not (and shall cause the other members of its Group not to) agree to an exclusion in any of the Commercial Insurance Policies issued to Spinco prior to the Spinco Distribution and then covering Remainco Group Assets or Liabilities for claims based on wrongful acts or occurrences up to and including the Spinco Distribution Date to the extent such exclusion would preclude coverage for Remainco Group, but would not preclude coverage for the Spinco Group, respectively.

Section 10.5 Cooperation.

(a) With respect to the Commercial Insurance Policies, for claims (i) arising from wrongful acts or occurrences prior to the Spinco Distribution Date, and (ii) for which Remainco, in accordance with Sections 10.1(a) or 10.3(a), as applicable, is providing to Spinco (or any member of its Group) access to, and the right to make claims under, the applicable Remainco Liability Policy, Remainco shall, and shall cause the other members of its Group to, subject to the terms of Sections 10.1(a) or 10.3(a), as applicable, reasonably cooperate with Spinco with respect to the submission of such claims by Spinco (or the applicable member of its Group) to insurers issuing such policies.

127

(b) With respect to the Commercial Insurance Policies, for claims (i) arising from wrongful acts or occurrences prior to the Spinco Distribution Date, and (ii) for which Spinco, in accordance with Sections 10.1(b) or 10.3(c), as applicable, is providing to Remainco (or any member of its Group) access to, and the right to make claims under, the applicable Spinco Liability Policy, Spinco shall, and shall cause the other members of its Group to, subject to the terms of Sections 10.1(b) or 10.3(c), as applicable, reasonably cooperate with Remainco with respect to the submission of such claims by Remainco (or the applicable member of its Group) to insurers issuing such policies.

(c) The Parties agree to use their commercially reasonable efforts to cooperate with respect to the various insurance matters contemplated by this Agreement. If any Liabilities involve claims against two or more parties accruing both before and after the Spinco Distribution Date, those Parties may jointly make claims for coverage under the Commercial Insurance Policies, and the Parties will cooperate with each other in pursuit of such coverage, with the Insurance Proceeds relating thereto first used to reimburse the Parties for their respective costs, legal and consulting fees, and other out-of-pocket expenses incurred in pursuing such insurance recovery, and the remaining amounts to be allocated among the Parties in an equitable manner.

Section 10.6 No Assignment of Entire Insurance Policies. This Agreement shall not be considered as an attempted assignment of any policy of insurance in its entirety (as opposed to an assignment of rights under a policy), nor is it considered to be itself a contract of insurance, and further, this Agreement shall not be construed to waive any right or remedy of Remainco, Spinco or any members of their respective Groups under or with respect to any Commercial Insurance Policy and related programs, or any other contract or policy of insurance, and Remainco, Spinco or any members of their respective Groups reserve all their rights thereunder.

Section 10.7 Agreement for Waiver of Conflict and Shared Defense. In the event of any action by members of both the Remainco Group and Spinco Group to recover or obtain Insurance Proceeds under a Commercial Insurance Policy, or to defend any action by an insurer attempting to restrict or deny any coverage benefits under a Commercial Insurance Policy, Remainco and Spinco (or the applicable member of their Group) may join in any such Action and be represented by joint counsel and each shall, and shall cause the other members of its Group to, waive any conflict of interest to the extent reasonably necessary to conduct any such action.

Section 10.8 Certain Matters Relating to Organizational Documents. Spinco and RMT Partner acknowledge and agree that for a period of six (6) years from the Spinco Distribution Date, the Organizational Documents of Spinco shall contain provisions that are no less favorable (in the aggregate) with respect to indemnification (including provisions relating to advancement of expenses) than are set forth in Remainco’s Organizational Documents immediately before the Spinco Distribution and set forth on Schedule 10.8. Spinco and RMT Partner acknowledge and agree that such indemnification provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Spinco Distribution Date in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Spinco Distribution Date, were indemnified under such Organizational Documents, unless such amendment, repeal, or modification shall be required by Law and then only to the minimum extent required by Law.

128

ARTICLE XI

MISCELLANEOUS

Section 11.1 Complete Agreement; Construction.

(a) This Agreement, including the Exhibits and Schedules, the Ancillary Agreements and, solely to the extent and for the limited purpose of effecting the Internal Reorganization, the Conveyancing and Assumption Instruments shall constitute the entire agreement among the Parties and RMT Partner with respect to the subject matter hereof (which for the avoidance of doubt, does not include the Merger) and shall supersede all previous negotiations, commitments, course of dealings and writings with respect to such subject matter. In the event of any inconsistency between this Agreement and any Exhibit or Schedule hereto, the Exhibit or Schedule shall prevail. In the event and to the extent that there shall be a conflict between the provisions of (a) this Agreement and the provisions of any Ancillary Agreement or Continuing Arrangement, such Ancillary Agreement or Continuing Arrangement shall control (except with respect to any provisions relating to the Transfer of Assets to, or the Assumption of Liabilities by, a Party or a member of its Group, the Internal Reorganization, the Distribution, the covenants and obligations set forth in Article V, Article VI, Article VII, Article VIII, Article IX and Article X or the application of Article XI to the terms of this Agreement (or, in each case, any indemnification rights pursuant to this Agreement in respect thereof and/or any other remedies pursuant to this Agreement in respect of any breach of any covenant or obligation under this Agreement), in which case this Agreement shall control), (b) this Agreement and any Conveyancing and Assumption Instrument, this Agreement shall control and (c) this Agreement and any agreement which is not an Ancillary Agreement (other than a Conveyancing and Assumption Instrument), this Agreement shall control unless both (x) it is specifically stated in such agreement that such agreement controls and (y) such agreement has been executed by a member of the Remainco Group and the Spinco Group. Except as expressly set forth in this Agreement or any Ancillary Agreement, (i) all matters relating to Taxes and Tax Returns of the Parties and their respective Subsidiaries shall be governed exclusively by the Tax Matters Agreement and (ii) for the avoidance of doubt, in the event of any conflict between this Agreement or any Ancillary Agreement, on the one hand, and the Tax Matters Agreement, on the other hand, with respect to such matters, the terms and conditions of the Tax Matters Agreement shall govern.

Section 11.2 Ancillary Agreements. Except as expressly set forth herein, this Agreement is not intended to address, and should not be interpreted to address, the matters specifically and expressly covered by the Ancillary Agreements.

129

Section 11.3 Counterparts. This Agreement may be executed and delivered (including by facsimile or other means of electronic transmission, such as by electronic mail in “pdf” form) in more than one counterpart, all of which shall be considered one and the same agreement, each of which when executed shall be deemed to be an original, and shall become effective when one or more such counterparts have been signed by each of the Parties and RMT Partner and delivered to each of the Parties and RMT Partner.

Section 11.4 Survival of Agreements. Except as otherwise contemplated by this Agreement or any Ancillary Agreement, all covenants and agreements of the Parties contained in this Agreement and each Ancillary Agreement shall survive the Spinco Distribution and remain in full force and effect in accordance with their applicable terms.

Section 11.5 Notices. Notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed to have been properly delivered, given and received, (a) on the date of transmission if sent via email (provided, however, that notice given by email shall not be effective unless either (i) a duplicate copy of such email notice is promptly given by one of the other methods described in this Section 11.5 or (ii) the receiving party delivers a written confirmation of receipt of such notice either by email or any other method described in this Section 11.5 (excluding “out of office” or other automated replies)), (b) when delivered, if delivered personally to the intended recipient, and (c) one Business Day later, if sent by overnight delivery via a national courier service (providing proof of delivery), and in each case, addressed to a party at the address for such party set forth on a schedule to be delivered by each party to the address set forth below (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.5):

If to Remainco:

DuPont de Nemours, Inc.

974 Centre Road, Building 730

Wilmington, DE 19805

Attn: General Counsel

Email: Erik.T.Hoover@dupont.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036

Attention:             Brandon Van Dyke, Esq.

Email:                  Brandon.VanDyke@skadden.com

Facsimile:            (917) 777-3743

If to the RMT Partner:

International Flavors & Fragrances Inc.

521 West 57th Street

New York, NY 10019

Attn:                   Anne Chwat, General Counsel

Email:                 anne.chwat@iff.com

130

with copies (which shall not constitute notice) to:

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

Attention:                 Benet J. O’Reilly

                                  Kyle A. Harris

Email:                      boreilly@cgsh.com

                                  kaharris@cgsh.com

If to Spinco prior to the Spinco Distribution Date:

DuPont de Nemours, Inc.

974 Centre Road, Building 730

Wilmington, DE 19805

Attn: General Counsel

Email: Erik.T.Hoover@dupont.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, NY 10036

Attention:                 Brandon Van Dyke, Esq.

Email:                      Brandon.VanDyke@skadden.com

Facsimile:                (917) 777-3743

If to Spinco on or after the Spinco Distribution Date:

International Flavors & Fragrances Inc.

521 West 57th Street

New York, NY 10019

Attn:                         Anne Chwat, General Counsel

Email:                       anne.chwat@iff.com

with copies (which shall not constitute notice) to:

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

Attention:                 Benet J. O’Reilly

                                  Kyle A. Harris

Email:                      boreilly@cgsh.com

                                  kaharris@cgsh.com

131

Section 11.6 Waivers. Any provision of this Agreement may be waived, if and only if, such waiver is in writing and signed by the Party against whom the waiver is to be effective; provided, that prior to the Effective Time, Spinco shall not waive any provision of this Agreement without the prior written consent of RMT Partner. Notwithstanding the foregoing, no failure to exercise and no delay in exercising, on the part of any Party, any right, remedy, power or privilege hereunder shall operate as a waiver hereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder or preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. Any consent required or permitted to be given by any Party to any other Party under this Agreement shall be in writing and signed by the Party giving such consent and shall be effective only against such Party (and the members of its Group).

Section 11.7 Amendments. This Agreement may not be modified or amended except by an agreement in writing specifically designated as an amendment hereto signed by each of the Parties and RMT Partner.

Section 11.8 Assignment. Except as otherwise provided for in this Agreement, neither this Agreement nor any right, interest or obligation shall be assignable, in whole or in part, directly or indirectly, by any Party or RMT Partner without the prior written consent (not to be unreasonably withheld, conditioned or delayed) of the other Party and RMT Partner, and any attempt to assign any rights, interests or obligations arising under this Agreement without such consent shall be void; except, that a Party or RMT Partner may assign this Agreement or any or all of the rights, interests and obligations hereunder in connection with a merger, reorganization or consolidation transaction in which it is a constituent party but not the surviving entity or the sale of all or substantially all of its Assets; provided that the surviving entity of such merger, reorganization or consolidation transaction or the transferee of such Assets shall assume all the obligations of the relevant Person by operation of law or pursuant to an agreement in writing, reasonably satisfactory to the other Party and RMT Partner, to be bound by the terms of this Agreement as if named as a “Party” hereto; provided, however, that in the case of each of the preceding clauses, no assignment permitted by this Section 11.8 shall release the assigning Party from Liability for the full performance of its obligations under this Agreement, unless agreed to in writing by the non-assigning Party and RMT Partner.

Section 11.9 Successors and Assigns. The provisions of this Agreement and the obligations and rights hereunder shall be binding upon, inure to the benefit of and be enforceable by (and against) the Parties, RMT Partner and their respective successors and permitted transferees and assigns.

Section 11.10 Termination. This Agreement shall terminate immediately upon termination of the Merger Agreement, if the Merger Agreement is terminated in accordance with its terms prior to the Spinco Distribution. Except for a termination described in the immediately preceding sentence, this Agreement may not be terminated except as set forth in the Merger Agreement. After the Spinco Distribution, this Agreement may not be terminated except by an agreement in writing signed by a duly authorized officer of each of Remainco and Spinco. In the event of any termination of this Agreement, neither any Party nor RMT Partner (or any of their respective directors, officers, members or managers) shall have any Liability or further obligation to any other Party or RMT Partner by reason of this Agreement provided that, in the event of any termination following the Spinco Distribution, the provisions of Article VII and Section 10.8 shall survive indefinitely unless expressly agreed otherwise by the Parties and RMT Partner; provided further that such provisions shall not be terminated with respect to any third party beneficiary thereof.

132

Section 11.11 Payment Terms.

(a) Except as set forth in Article VII or as otherwise expressly provided to the contrary in this Agreement, any amount to be paid or reimbursed by a Party (and/or a member of such Party’s Group or RMT Partner), on the one hand, to another Party (and/or a member of such Party’s respective Group or RMT Partner), on the other hand, under this Agreement shall be paid or reimbursed hereunder within forty-five (45) days after presentation of an invoice or a written demand therefor and setting forth, or accompanied by, reasonable documentation or other reasonable explanation supporting such amount.

(b) Except as set forth in Article VII or as expressly provided to the contrary in this Agreement, any amount not paid when due pursuant to this Agreement (and any amount billed or otherwise invoiced or demanded and properly payable that is not paid within thirty (30) days of such bill, invoice or other demand) shall bear interest at a rate per annum equal to LIBOR (in effect on the date on which such payment was due) plus 3% calculated for the actual number of days elapsed, accrued from the date on which such payment was due up to the date of the actual receipt of payment; provided, however, in the event that LIBOR is no longer commonly accepted by market participants, then an alternative floating rate index selected by Remainco that is commonly accepted by market participants.

(c) In the event of a dispute or disagreement with respect to all or a portion of any amounts requested by any Party (and/or a member of such Party’s Group) as being payable, the payor Party shall in no event be entitled to withhold payments for any such amounts (and any such disputed amounts shall be paid in accordance with Section 11.11(a), subject to the right of the payor Party to dispute such amount following such payment); provided that in the event that following the resolution of such dispute it is determined that the payee Party (and/or a member of the payee Party’s Group or RMT Partner) was not entitled to all or a portion of the payment made by the payor Party, the payee Party shall repay (or cause to be repaid) such amounts to which it was not entitled, including interest, to the payor Party (or its designee), which amounts shall bear interest at a rate per annum equal to LIBOR plus 3%, calculated for the actual number of days elapsed, accrued from the date on which such payment was made by the payor Party to the payee Party.

(d) Without the Consent of the Party receiving any payment under this Agreement specifying otherwise, all payments to be made by Remainco or Spinco under this Agreement shall be made in U.S. dollars. Except as expressly provided herein, any amount which is not expressed in U.S. dollars shall be converted into U.S. dollars by using the Bloomberg fixing rate at 5:00 pm New York City Time on the day before the date the payment is required to be made or, as applicable, on which an invoice is submitted (provided, however, that with regard to any payments in respect of Indemnifiable Losses for payments made to third parties, the date shall be the day before the relevant payment was made to the Third Party) or in the Wall Street Journal on such date if not so published on Bloomberg. Except as expressly provided herein, in the event that any indemnification payment required to be made hereunder may be denominated in a currency other than U.S. dollars, the amount of such payment shall be converted into U.S. dollars on the date in which notice of the claim is given to the Indemnifying Party.

133

Section 11.12 No Circumvention. The Parties and RMT Partner agree not to directly or indirectly take any actions, act in concert with any Person who takes an action, or cause or allow any member of any such Party’s Group to take any actions (including the failure to take a reasonable action) such that the resulting effect is to materially undermine the effectiveness of any of the provisions of this Agreement (including adversely affecting the rights or ability of any Party or RMT Partner to successfully pursue indemnification or payment pursuant to Article VII).

Section 11.13 Subsidiaries. Each of the Parties shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth herein to be performed by any Subsidiary of such Party or by any entity that becomes a Subsidiary of such Party on and after the Spinco Distribution Date.

Section 11.14 Third Party Beneficiaries. Except (i) as provided in Article VII relating to Indemnitees and for the release under Section 7.1 of any Person provided therein, (ii) as provided in Section 10.3 relating to insured persons and Section 10.8 relating to the directors, officers, employees, fiduciaries or agents provided therein, (iii) as provided in Section 8.8 relating to Remainco Counsel, (iv) as specifically provided in any Ancillary Agreement and (v) for the Agco Indemnities (as defined in the Corteva Letter Agreement), which are third party beneficiaries of the this Agreement solely with respect to the obligations set forth in Section 6.3, this Agreement is solely for the benefit of, and is only enforceable by, the Parties and their permitted successors and assigns and should not be deemed to confer upon third parties any remedy, benefit, claim, liability, reimbursement, claim of Action or other right of any nature whatsoever, including any rights of employment for any specified period, in excess of those existing without reference to this Agreement.

Section 11.15 Title and Headings. Titles and headings to sections herein are inserted for the convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

Section 11.16 Exhibits and Schedules. The Exhibits and Schedules shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein. Nothing in the Exhibits or Schedules constitutes an admission of any Liability or obligation of any member of the Remainco Group or the Spinco Group or any of their respective Affiliates to any Third Party, nor, with respect to any Third Party, an admission against the interests of any member of the Remainco Group or the Spinco Group or any of their respective Affiliates. The inclusion of any item or Liability or category of item or Liability on any Exhibit or Schedule is made solely for purposes of allocating potential Liabilities among the Parties and shall not be deemed as or construed to be an admission that any such Liability exists.

Section 11.17 Governing Law. This Agreement and any dispute arising out of, in connection with or relating to this Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to the conflicts of laws principles thereof.

134

Section 11.18 Specific Performance. The Parties acknowledge and agree that irreparable harm would occur in the event that the Parties do not perform any provision of this Agreement in accordance with its specific terms or otherwise breach this Agreement and the remedies at law for any breach or threatened breach of this Agreement, including monetary damages, are inadequate compensation for any Indemnifiable Loss. Accordingly, from and after the Spinco Distribution, in the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement, the Parties agree that the Party to this Agreement who is thereby aggrieved shall, subject and pursuant to the terms of this Article XI (including for the avoidance of doubt, after compliance with all notice and negotiation provisions herein), have the right to specific performance and injunctive or other equitable relief of its or their rights under this Agreement, in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative. The Parties agree that any defense in any action for specific performance that a remedy at law would be adequate is hereby waived, and that any requirements for the securing or posting of any bond with such remedy are hereby waived.

Section 11.19 Severability. In the event any one or more of the provisions contained in this Agreement should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and therein shall not in any way be affected or impaired thereby. The Parties and RMT Partner shall negotiate in good faith to replace the invalid, illegal or unenforceable provisions with valid, legal and enforceable provisions, the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

Section 11.20 No Duplication; No Double Recovery. Nothing in this Agreement is intended to confer to or impose upon any Party and RMT Partner a duplicative right, entitlement, obligation or recovery with respect to any matter arising out of the same facts and circumstances (including with respect to the rights, entitlements, obligations and recoveries that may arise out of one or more of the following Sections: Section 7.2; Section 7.3 and Section 7.4).

Section 11.21 Tax Treatment of Payments. In the absence of any change in applicable Tax treatment under the Code, subject to the last sentence of this Section 11.21 (a) any payment required by this Agreement (other than payments of interest) shall be treated for U.S. federal income Tax purposes as either a contribution by Remainco to Spinco or a distribution by Spinco to Remainco, as the case may be, occurring immediately prior to the Spinco Distribution, or as a payment of an assumed or retained Liability, and (b) any payment of interest shall be treated for U.S. federal income Tax purposes as taxable or deductible, as the case may be, to the Party entitled under this Agreement to receive such payment or required under this Agreement to make such payment. For the avoidance of doubt, any payment required under the RMT Partner Guaranty shall be treated for U.S. federal income Tax purposes as a contribution by RMT Partner to Spinco, and thereafter in accordance with the first sentence of this Section 11.21. Any payment by Spinco attributable to Spinco Designated Transaction Expense that are both (i) paid for by Remainco or a member of the Remainco Group and (ii) liabilities, for U.S. federal income tax purposes, of Spinco or a member of the Spinco Group, shall be treated as a non-taxable reimbursement by Spinco of Remainco.

* * * * *

[End of page left intentionally blank]

135

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

DUPONT DE NEMOURS, INC.

By	/s/ Marc Doyle
Name:	Marc Doyle
Title:	Chief Executive Officer

NUTRITION & BIOSCIENCES, INC.

By	/s/ Marc Doyle
Name:	Marc Doyle
Title:	President

INTERNATIONAL FLAVORS & FRAGRANCES, INC.

By	/s/ Andreas Fibig
Name:	Andreas Fibig
Title:	Chief Executive Officer and Chairman

[Signature Page to the Separation and Distribution Agreement]

Exhibit 10.1

Execution Version

EMPLOYEE MATTERS AGREEMENT

by and among

NUTRITION & BIOSCIENCES, INC.,

DUPONT DE NEMOURS, INC.,

and

INTERNATIONAL FLAVORS & FRAGRANCES INC.

Dated as of December 15, 2019

i

ii

EMPLOYEE MATTERS AGREEMENT

EMPLOYEE MATTERS AGREEMENT (this “Agreement”), dated as of December 15, 2019, by and among DuPont de Nemours, Inc., a Delaware corporation (“Remainco”), Nutrition & Biosciences, Inc., a Delaware corporation (“Spinco”), and International Flavors & Fragrances Inc., a New York corporation (“RMT Partner”). Each of Remainco, Spinco and RMT Partner is sometimes referred to herein as a “Party” and collectively, as the “Parties.”

WHEREAS, Remainco, acting through itself and its direct and indirect Subsidiaries, currently conducts the Remainco Business and the Spinco Business;

WHEREAS, Remainco intends to separate the Spinco Business from the Remainco Business and to cause (i) the Spinco Employee Assets to be transferred to Spinco and other members of the Spinco Group (to the extent necessary), (ii) the Spinco Employee Liabilities to be Assumed by Spinco and other members of the Spinco Group (to the extent necessary), (iii) the Remainco Employee Assets to be transferred to Remainco (to the extent necessary) and (iv) the Remainco Employee Liabilities to be Assumed by Remainco (to the extent necessary), upon the terms and subject to the conditions set forth in the Separation and Distribution Agreement, dated as of the date hereof, by and among Remainco, Spinco and RMT Partner (the “Separation Agreement”) and the other Transaction Agreements;

WHEREAS, immediately following the Spinco Distribution and pursuant to the Merger Agreement, Merger Sub, a wholly owned Subsidiary of RMT Partner, shall be merged with and into Spinco, with Spinco as the surviving entity, all upon the terms and subject to the conditions set forth in the Merger Agreement; and

WHEREAS, in connection with the transactions contemplated by the Separation Agreement and Merger Agreement, the Parties wish to enter into this Agreement in respect of certain employee matters.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements, provisions and covenants contained in this Agreement, the Parties hereby agree as follows:

Capitalized terms used in this Agreement but not defined herein shall have the respective meanings ascribed to them in the Separation Agreement. The Schedules to this Agreement may modify any provision of this Agreement.

ARTICLE I

GENERAL PRINCIPLES

Except as set forth otherwise in this Agreement, the following general principles set forth in this Article I shall apply:

Section 1.01 In-Scope Active Employees.

(a) For purposes of this Agreement, “Spinco Employee” means:

(i) each individual who as of the date hereof is primarily dedicated to the Spinco Business or the Polysaccharides Business (not including any individual in a shared corporate or functional role set forth on Schedule 1.01(a)(ii)) as identified on the employee census that has been made available by Remainco to RMT Partner pursuant to Section 6.14(d) of the Merger Agreement (each a “Spinco Dedicated Employee”), assuming continued employment through the Spinco Distribution and subject to any Permitted Transfers;

(ii) each individual identified through a process for talent selection, which shall be mutually agreed (such agreement not to be unreasonably withheld, conditioned or delayed) upon by the Parties within sixty (60) days of the date hereof, to fill a shared corporate or functional department listed (by national jurisdiction and number of positions) on Schedule 1.01(a)(ii);

(iii) any individual hired by Remainco prior to the Spinco Distribution, to the extent permitted by Section 8.2(b)(xii) of the Merger Agreement;

(iv) any other individual whose employment, by operation of applicable Law or the terms of a Spinco Labor Agreement without the taking of any action by Remainco or any of its affiliates, is automatically transferred to the Spinco Group on or before the Spinco Distribution Date; and

(v) each other individual mutually identified by Spinco, Remainco and RMT Partner;

in each case of clauses (i) through (v), exclusive of Non-Consenting Employees or any individual who, after good faith consultation with each other, RMT Partner and Remainco mutually agree (such agreement not to be unreasonably withheld, conditioned or delayed), acting reasonably and in good faith, was inappropriately identified for employment with a member of the Spinco Group in accordance with the above criteria.

Within 180 days of the date hereof and again ninety (90) days thereafter, Remainco will make available to the Chief Human Resources Officers of Spinco (or such other individual identified by Spinco) and RMT Partner (or such other individual identified by RMT Partner) an updated census, pursuant to Section 6.14(d) of the Merger Agreement, listing each individual expected to be a Spinco Employee. Within five (5) Business Days prior to the Spinco Distribution, Remainco will make available to each such person an updated and final census, pursuant to Section 6.14(d) of the Merger Agreement, listing each Spinco Employee by employee identification number and national jurisdiction and at such time such census shall include the following additional information: (i) age or date of birth (unless prohibited by applicable Law), (ii) target annual cash bonus opportunity for 2020, (iii) target long-term incentive opportunity for 2020, (iv) whether such Spinco Employee is on long-term or short-term disability leave (which may be provided in a separate document), and (v) accrued vacation (which may be provided in a separate document). Simultaneous with such delivery, Remainco will provide to RMT Partner the names of each Spinco Employee listed on the census or a means of identification to enable RMT Partner to identify such individuals by name. At the same time of any census delivery contemplated hereby, Remainco shall separately identify for RMT Partner any individual who ceased to be a Spinco Dedicated Employee by reason of a Permitted Transfer and the type of Permitted Transfer.

2

(b) Except to the extent otherwise provided in Section 1.01(c) and Section 1.01(d) of this Agreement, effective no later than immediately before the Spinco Distribution, (i) Remainco and Spinco shall, or shall cause the respective members of their Groups to, cause each Spinco Employee to cease to be employed by a member of the Remainco Group (if applicable) and to be employed by a member of the Spinco Group, (ii) Remainco and Spinco shall, or shall cause the respective members of their Groups to, cause any individual who is employed by Spinco or a member of the Spinco Group who is not properly identified as a Spinco Employee to be employed by Remainco or a member of the Remainco Group, and (iii) except to the extent prohibited by applicable Law or by an applicable Spinco Labor Agreement, Remainco shall, or shall cause the respective members of its Group to, cause the employment of each Non-Consenting Employee to be terminated.

(c) To the extent any applicable Law, Governmental Entity, Employee Representative Body or consultation obligation prevents a member of the Spinco Group from employing as of the Spinco Distribution Date an individual otherwise identified as a Spinco Employee (each such employee, a “Delayed Employment Employee”), Remainco and Spinco shall, or shall cause the respective members of their Groups to, cause such individual to be employed by a member of the Spinco Group on the earliest permissible date following the Spinco Distribution Date (the “Delayed Employment Date”). The obligations under this Agreement of Spinco in respect of a Delayed Employment Employee shall not commence unless and until the Delayed Employment Date occurs; provided, however, upon a Delayed Employment Employee’s Delayed Employment Date, as applicable, all Employee Liabilities pertaining to such Delayed Employment Employee including those arising between the Spinco Distribution Date and the Delayed Employment Date shall be Assumed by a member of the Spinco Group.

(d) Except to the extent otherwise required by applicable Law (including applicable Laws pertaining to automatic transfers of employees) or a Spinco Labor Agreement, no Spinco Employee who is an STD/LTD Employee as of the Spinco Distribution Date shall be employed by a member of the Spinco Group on the Spinco Distribution Date. Subject to the foregoing, Remainco and Spinco shall cause any Spinco Employee who is an STD/LTD Employee as of the Spinco Distribution Date who returns to active duty employment (with or without any accommodations required by applicable Law), either (i) within the timeframe specified by applicable Law, applicable policy of the Remainco Group or Spinco Group in effect as of the date hereof that applies to employees of Remainco generally in a particular jurisdiction and has been (or a summary of which including the timeframe has been) provided to RMT Partner, or applicable Spinco Labor Agreement, or (ii) if no such timeframe is specified by such applicable Law, applicable policy or applicable Spinco Labor Agreement, within six (6) months following the Spinco Distribution Date (each a “Returning STD/LTD Employee”), to be employed by a member of the Spinco Group effective as of the date on which such employee returns to active duty employment (the “Return from STD/LTD Date”). Except to the extent otherwise required by applicable Law (including applicable Laws pertaining to automatic transfers of employees) or a Spinco Labor Agreement, the obligations of Spinco under this Agreement in respect of a Spinco Employee who is an STD/LTD Employee as of the Spinco Distribution Date shall not commence unless and until his or her Return from STD/LTD Date, as applicable; provided, however, for the avoidance of doubt, except as otherwise provided in this Agreement, effective as of such Returning STD/LTD Employee’s Return from STD/LTD Date (if any), Spinco shall, or shall cause a member of the Spinco Group to, Assume (and shall reimburse Remainco or the applicable member of the Remainco Group for) all other Spinco Employee Liabilities pertaining to any Spinco Employee who is a Returning STD/LTD Employee. All Employee Liabilities pertaining to any Spinco Employee who was an STD/LTD Employee as of the Spinco Distribution Date and does not qualify as a Returning STD/LTD Employee shall be Assumed by Remainco or the appropriate member of the Remainco Group and shall be deemed Remainco Employee Liabilities.

3

Section 1.02 Employee Liabilities.

(a) Spinco Employee Liabilities. Spinco shall, or shall cause a member of the Spinco Group to, Assume all of the Spinco Employee Liabilities.

(b) Remainco Employee Liabilities. Remainco shall, or shall cause a member of the Remainco Group to, Assume all of the Remainco Employee Liabilities.

(c) Liabilities for Non-Consenting Employees. Except to the extent otherwise provided in this Agreement (including, without limitation, Section 1.08(b) of this Agreement), Remainco shall, or shall cause a member of the Remainco Group to, Assume all of the Employee Liabilities related to any Non-Consenting Employee.

(d) Multi-Claimant Actions.

(i) For the avoidance of doubt, in connection with any Action or threatened Action against Remainco or a member of the Remainco Group or Spinco or a member of the Spinco Group jointly brought by or on behalf of at least one job applicant, current or former employee, or individual service provider of the Remainco Group (other than a Spinco Employee or Former Spinco Business Employee) (“Remainco Claimant(s)”) and at least one Spinco Employee or Former Spinco Business Employee (“Spinco Claimant(s)”), except to the extent the Employee Liabilities arising out of such Action or threatened Action are otherwise allocated in this Agreement or any other Transaction Agreement, Remainco shall, or shall cause a member of the Remainco Group to, Assume all Employee Liabilities attributed in the Action or threatened Action to the Remainco Claimant(s), and Spinco shall, or shall cause a member of the Spinco Group to, Assume all Employee Liabilities attributed in the Action or threatened Action to the Spinco Claimant(s); provided, however, in the event Employee Liabilities in such Action or threatened Action are not specifically attributed to Remainco Claimant(s) or Spinco Claimant(s), the total Employee Liabilities arising out of the Action or threatened Action shall be divided on a pro rata basis by the total number of Remainco Claimant(s) and Spinco Claimant(s) to determine the amount of Liabilities Remainco (or a member of the Remainco Group) shall Assume with respect to each of the Remainco Claimant(s) and Spinco (or a member of the Spinco Group) shall Assume with respect to each of the Spinco Claimant(s).

4

(ii) Subject to the foregoing,

(A) if the reasonable estimate of Remainco’s potential Liability exposure exceeds the reasonable estimate of Spinco’s potential Liability exposure, as reasonably determined by the Parties acting in good faith, in such Action or threatened Action, Remainco shall, or shall cause a member of the Remainco Group to, assume and control the defense of such Action or threatened Action and shall otherwise have the rights and obligations of the “Indemnifying Party” under Section 7.4 of the Separation Agreement (while the Spinco Group shall have the rights and obligations of the “Indemnitee” under Section 7.4 of the Separation Agreement); and

(B) if the reasonable estimate of Spinco’s potential Liability exposure exceeds the reasonable estimate of Remainco’s potential Liability exposure, as reasonably determined by the Parties acting in good faith, in such Action or threatened Action, Spinco shall, or shall cause a member of the Spinco Group to, assume and control the defense of such Action or threatened Action and shall otherwise have the rights and obligations of the “Indemnifying Party” under Section 7.4 of the Separation Agreement (while the Remainco Group shall have the rights and obligations of the “Indemnitee” under Section 7.4 of the Separation Agreement).

Section 1.03 Pay and Benefits.

(a) In General. Except to the extent otherwise required by applicable Law or a Spinco Labor Agreement as in effect on the date hereof, (x) with respect to subclauses (i), (ii), (iv) and (v) below, for the period commencing on the Spinco Distribution Date and ending on the eighteen (18) month anniversary of the Spinco Distribution Date, and (y) with respect to subclause (iii) below, in respect of the first annual equity grant cycle of RMT Partner that occurs immediately following the Spinco Distribution Date, Spinco shall, or shall cause the applicable member of the Spinco Group to, provide each Spinco Employee with:

(i) base pay or wage rate no less than the base pay or wage rate such employee received immediately prior to the Spinco Distribution Date,

(ii) a target annual cash bonus compensation opportunity no less than the target annual cash bonus opportunity such employee received immediately prior to the Spinco Distribution Date,

(iii) a target long-term incentive award opportunity substantially comparable to the target long-term incentive award opportunity (if any) such employee received in respect of the ordinary course grant cycle of Remainco that occurred immediately prior to the Spinco Distribution Date,

(iv) employee benefits that are substantially no less favorable in the aggregate than the employee benefits such employee received in the ordinary course immediately prior to the Spinco Distribution Date, excluding defined benefit pension benefits (other than for Spinco Employees who immediately prior to the Spinco Distribution Date participate in defined benefit pension plans to be Assumed (in whole or part) by Spinco pursuant to Section 1.06(a) or Section 1.06(c)(i)), post-retirement medical and life insurance, equity, equity-based and other long-term incentive compensation opportunities and any transaction-based retention, change in control, incentive or other similar payments, and

5

(v) paid time off (e.g., vacation and additional personal paid time off, but excluding disability and other medical-related leaves of absence) no less favorable than the paid time off such employee received immediately prior to the Spinco Distribution Date.

For the avoidance of doubt, except to the extent otherwise provided in the Transaction Agreements, nothing herein shall restrict the right of any Spinco Entities or the RMT Partner to terminate the employment of any Spinco Employee; provided that any such termination is effected in accordance with any requirements (if any) under applicable Law, the applicable Benefit Plans or applicable Spinco Labor Agreement.

(b) Severance. Without limiting subsection (a) above, except to the extent otherwise required by applicable Law or a Spinco Labor Agreement, for the eighteen (18) month period immediately following the Spinco Distribution Date, Spinco shall, or shall cause the applicable member of the Spinco Group to provide each Spinco Employee whose employment terminates in such period with cash severance no less favorable than the cash severance such employee would have received upon any such Spinco Employee’s termination of employment under the same or similar circumstances immediately prior to the Spinco Distribution Date pursuant to the non-statutory severance arrangements in effect as of the date hereof that Remainco sets forth in Schedule 1.03(b) not more than ninety (90) days following the date hereof, factoring in his or her additional length of service and changes in his or her eligible pay between the Spinco Distribution Date and the date of his or her termination, but without regard to any period of service before the Spinco Distribution Date that was taken into account in determining the amount of cash Severance actually previously paid or provided (including in connection with the Spinco Distribution or the Merger) by Remainco, Spinco, or any member of their respective Groups in respect of such period.

Section 1.04 Enrollment into Spinco Benefit Plans as of the Spinco Distribution Date.

(a) Enrollment in Benefit Plans. Except to the extent otherwise required by applicable Law or a Spinco Labor Agreement, or as otherwise provided in any Transaction Agreement, other than with respect to the Delayed Employment Employees and the STD/LTD Employees, on or before the Spinco Distribution Date:

(i) Remainco shall, or shall cause the applicable member of the Remainco Group to, take commercially reasonable actions to cause each Spinco Employee to cease to be an active participant in any Remainco Benefit Plan effective as of the Spinco Distribution Date; and

6

(ii) Spinco shall, or shall cause the applicable member of the Spinco Group to, take commercially reasonable actions to cause, effective as of the Spinco Distribution Date, each Spinco Employee to be eligible to commence participation in all Spinco Benefit Plans and Spinco Future Benefit Plans for which he or she is eligible; provided that the applicable Spinco Employee’s commencement of participation in Spinco Benefit Plans or Spinco Future Benefit Plans, as applicable, shall in all cases be subject to such Spinco Employee’s satisfaction of any enrollment, election and other applicable requirements for participation. The foregoing notwithstanding, Spinco and Remainco shall consult with RMT Partner prior to the establishment of any Spinco Benefit Plan or Spinco Future Benefit Plan and RMT Partner may elect, at any time prior to the Spinco Distribution Date, to designate an RMT Partner sponsored plan as the applicable Spinco Benefit Plan or Spinco Future Benefit Plan in lieu of Spinco’s establishment of a new plan.

(b) Waiver of Limitations. (i) With respect to any Spinco Benefit Plan or Spinco Future Benefit Plan that is self-insured, Spinco shall, and shall cause the applicable member of the Spinco Group to, and (ii) with respect to each other Spinco Benefit Plan or Spinco Future Benefit Plan, Spinco shall use commercially reasonable efforts to, or to cause the applicable member of the Spinco Group or other Persons to,:

(A) waive any limitations as to preexisting conditions, evidence of insurability, exclusions, actively at work requirements, and waiting periods with respect to participation and coverage requirements for each Spinco Employee under his or her respective Spinco Benefit Plans and Spinco Future Benefit Plans; and

(B) credit each Spinco Employee, for the plan year in which the Spinco Distribution occurs, with the amount of any co-insurance, deductibles and out-of-pocket maximums he or she paid prior to the Spinco Distribution Date during such plan year.

Section 1.05 Length of Service Crediting. Except to the extent otherwise required by applicable Law or a Spinco Labor Agreement, or as otherwise provided in this Agreement, Spinco shall, or shall cause the applicable member of the Spinco Group to, recognize all service before the Spinco Distribution Date (or, as applicable, a Delayed Employment Employee’s later Delayed Employment Date or an STD/LTD Employee’s later Return from STD/LTD Date) of any Spinco Employee with any member of the Remainco Group or Spinco Group and with any predecessor employer (to the extent such predecessor employer service was taken into account under an applicable Remainco Benefit Plan and indicated on the applicable census provided to the Spinco Group pursuant to Section 1.01 hereof as the Spinco Employee’s period of service) for purposes of eligibility to participate and vesting and, solely, with respect to severance, vacation plans and, defined benefit pension plans to be Assumed (in whole or part) by Spinco pursuant to Section 1.06(a) or Section 1.06(c)(i), benefit accrual under any Spinco Benefit Plans or Spinco Future Benefit Plans in which the Spinco Employee is, or in which the Spinco Employee becomes, eligible to participate on or after the Spinco Distribution Date (provided that vacation attributable to imputed or pre-employment service may be credited as other paid time off); provided, that, notwithstanding the foregoing, except to the extent otherwise required by applicable Law or a Spinco Labor Agreement, RMT Partner, Spinco and each member of the Spinco Group shall not be required to recognize such service (w) for purposes of benefit accruals under any Spinco Benefit Plans or Spinco Future Benefit Plans to the extent that they are defined benefit pension plans other than those defined benefit pension plans to be Assumed (in whole or part) by Spinco pursuant to Section 1.06(a) or Section 1.06(c)(i), (x) for purposes of RMT Partner benefit plans that are frozen or for which participation is limited to, as of immediately prior to the Closing, a grandfathered population, (y) in respect of other post-employment benefit plans, exclusive of severance, whose Liabilities are not Assumed by a member of the Spinco Group, or (z) to the extent doing so would result in the duplication of benefits, including, for the avoidance of doubt, any period of service before the Spinco Distribution Date that was taken into account in determining any such benefit previously paid or provided by Remainco, Spinco, or any member of their respective Groups in respect of such period (such as, by way of illustration and not limitation, Severance paid or previously provided by Remainco in respect of a period prior to the Spinco Distribution Date).

7

Section 1.06 Benefit Plan Assumption Generally.

(a) In General. Except as otherwise provided in subsections (b), (c) and (d) below, Remainco and Spinco shall cooperate to provide that to the extent required to implement the provisions of this Agreement, unless otherwise prohibited by applicable Law (subject to Section 1.15(b)), there shall be:

(i) in respect of all or any portion of any Remainco Benefit Plans that the Parties have agreed pursuant to this Agreement are Spinco Employee Liabilities, a Transfer of such Spinco Employee Liabilities and, as applicable, any related Assets that are dedicated to satisfaction of such Liabilities by Remainco or any member of the Remainco Group to a member of the Spinco Group in respect of such Remainco Benefit Plan and the related Assumption by a member of the Spinco Group of such Liabilities and Assets, and

(ii) in respect of all or any portion of any Spinco Benefit Plans that the Parties have agreed pursuant to this Agreement are Remainco Employee Liabilities, a Transfer of such Remainco Employee Liabilities and, as applicable, any related Assets that are dedicated to satisfaction of such Liabilities by Spinco or any member of the Spinco Group to a member of the Remainco Group in respect of any Spinco Benefit Plan and the related Assumption by a member of the Remainco Group of such Liabilities and Assets.

(b) Non-Transferring Plans. Notwithstanding anything in this Agreement to the contrary, there shall be no Transfer of Assets or Liabilities to Spinco or any member of the Spinco Group, and Remainco shall take all necessary action to Assume all Assets and Liabilities, in respect of the Remainco Pension Restoration Plan.

(c) Certain Pension Plans. Notwithstanding anything in this Agreement to the contrary:

(i) Except as otherwise provided in Section 1.06(c)(ii) or Section 1.06(c)(iii), Spinco shall Assume all Liabilities (and any attributable Assets) in respect of (A) any defined benefit pension plans principally maintained by a member of the Spinco Group and (B) the defined benefit pension plans listed on Schedule 1.06(c)(i). Within sixty (60) days following the date hereof, Remainco shall provide RMT Partner with a list of all defined benefit pension plans to be Assumed (in whole or part by Spinco) pursuant to Section 1.06(a) or this Section 1.06(c)(i).

8

(ii) Remainco shall Assume all Liabilities (and any attributable Assets) in respect of defined benefit pension plans maintained by any member of the Remainco Group or Spinco Group in Belgium, Canada, Netherlands, the United Kingdom and the United States.

(iii) Remainco shall Assume all Liabilities (and any attributable Assets) in respect of Former Spinco Business Employees under:

(A) defined benefit pension plans maintained by any member of the Remainco Group or Spinco Group in France, Germany, Japan, Luxembourg, Mexico and Switzerland; and

(B) any obligation in effect as of the Spinco Distribution to provide COBRA continuation coverage, pursuant and subject to the terms thereof (including any entitlement to modify or eliminate such coverage), to the extent the Former Spinco Business Employees are in the U.S. and entitled thereto as of the Spinco Distribution Date.

(d) Certain Transferee Pensions. Effective not later than the Spinco Distribution Date, Remainco may seek consent for and effective as of the Spinco Distribution Date may cause (subject to obtaining any required Consent) a distribution of benefits under the Remainco Pension Policy for Transferees or the Remainco Transferee Pension Guide attributable to Spinco Employees who as of immediately before the Spinco Distribution are participants in such respective arrangements, in any event subject to reimbursement of Remainco by Spinco up to $100,000 (to the extent there are no related Assets dedicated to the satisfaction of such Liabilities).

(e) Retention Benefits. Remainco shall Assume all Liability for all retention awards, special bonus, retention payment, transaction bonus, change in control bonus or similar payments in respect of the transactions contemplated by the Transaction Agreements set forth on Schedule 1.06(e) or that are otherwise vested, payable or paid to any Spinco Employee or Former Spinco Employee on or before March 31, 2021. To the extent not otherwise paid by Spinco, RMT Partner or their respective Affiliates (other than members of the Remainco Group) by their terms in the first instance, Spinco shall reimburse Remainco for retention awards, special bonus, retention payment, transaction bonus, change in control bonus or similar payments in respect of the transactions contemplated by the Transaction Agreements that are first vested, paid or payable after March 31, 2021.

Section 1.07 Vacation.

(a) Assumed Vacation Liabilities. Except to the extent prohibited by applicable Law or a Spinco Labor Agreement, effective as of the Spinco Distribution Date, Spinco shall, or shall cause the applicable member of the Spinco Group to, Assume all Liabilities for earned but unused vacation benefits of the Spinco Employees through the Spinco Distribution Date (the “Spinco Assumed Vacation Liabilities”). Except for any such earned but unused vacation benefits paid out to Spinco Employees, including pursuant to Section 1.07(b) or Section 2.01 hereof, Spinco shall not, and shall not permit any member of the Spinco Group to, take away from any Spinco Employee any such earned but unused vacation benefits to the extent such earned but unused vacation benefits were not subject to forfeiture in accordance with the terms and conditions of the applicable vacation policy of Remainco or Spinco or its respective Subsidiary pursuant to which they were earned as in effect on the date hereof and made available to RMT Partner prior to the date hereof.

9

(b) Payment of Vacation Benefits Where Required by Law. Notwithstanding anything to the contrary in this Agreement, where required by applicable Law or a Spinco Labor Agreement, as soon as administratively practicable following the Spinco Distribution Date (and no later than the earlier of the dates required by applicable Law or the applicable Spinco Labor Agreement), Remainco shall, or shall cause the applicable member of the Remainco Group to, pay out all earned but unused vacation benefits (in addition to U.S. Grandfathered Time) to each Spinco Employee entitled to be paid such benefits by reason of the occurrence of any of the Spinco Distribution, any internal reorganization to facilitate the Separation, or the Merger, and, Spinco shall reimburse Remainco or the applicable member of the Remainco Group for the amount of any such payments.

Section 1.08 Severance.

(a) Except as set forth in Section 1.08(b), Spinco shall Assume all Liabilities for Severance payable to any Spinco Employee following the Spinco Distribution.

(b) Remainco or the applicable member of the Remainco Group shall Assume all Liabilities for Severance payable to any (i) Spinco Employee or Former Spinco Business Employee solely by reason of the occurrence of any of the Spinco Distribution, any internal reorganization to facilitate the Separation, or the Merger or (ii) Non-Consenting Employee, in each case, pursuant to the Remainco Severance Plan, as applicable, and otherwise pursuant to applicable Law, the applicable Spinco Labor Agreement or the applicable individual employment Contract to any Non-Consenting Employee; provided that Spinco shall reimburse Remainco or the applicable member of the Remainco Group for the lesser of fifty percent (50%) or five million dollars ($5,000,000) of the aggregate amount of any such Severance required to be paid (including, for the avoidance of doubt, to Non-Consenting Employees who are terminated) and actually paid by Remainco; provided, further, that Spinco shall not be obligated to reimburse Remainco or the applicable member of the Remainco Group for Severance payable to any Non-Consenting Employee to the extent the employment of the relevant Non-Consenting Employee has not been terminated within three (3) months following the Spinco Distribution or such later period required by applicable Law, Spinco Labor Agreement or Contract.

Section 1.09 Annual Cash Incentives.

(a) Annual cash incentive compensation earned or accrued by a Spinco Employee or Former Spinco Business Employee for the fiscal year preceding the fiscal year in which the Spinco Distribution occurs and remains unpaid as of immediately prior to the Spinco Distribution pursuant to the cash incentive compensation plan or program shall be a Liability Assumed and paid by Remainco prior to the Spinco Distribution Date.

10

(b) Annual cash incentive compensation earned or accrued by any Spinco Employee or Former Spinco Business Employee for the fiscal year in which the Spinco Distribution occurs shall be paid by Spinco or a member of the Spinco Group, as applicable, pursuant and subject to the terms and conditions of the applicable Spinco cash incentive compensation plan or policy in effect in respect of such year and in the ordinary course of business consistent with past practice. The foregoing notwithstanding, RMT Partner, subject to the requirements of Section 1.03, in consultation with Spinco, acting reasonably and in good faith, may adjust any of the performance metrics or goals applicable to such annual cash incentive opportunity as it deems necessary or appropriate to take into account the transactions contemplated by the Transaction Agreements.

Section 1.10 Equity Awards. Spinco, Remainco and RMT Partner shall each take all actions necessary or appropriate so that each Conversion Equity Award shall be adjusted and converted as set forth in this Section 1.10 effective as of the Closing. Following the Closing, any reference in or in respect of a Conversion Equity Award to a “change in control” or similar term shall be deemed to refer to such a “change in control” in respect of RMT Partner that occurs following the Closing (which, for the avoidance of doubt, will not include the consummation of any of the transactions contemplated by the Transaction Agreements). For the avoidance of doubt, none of the Conversion Equity Awards will participate in, or otherwise be adjusted in light of, the Spinco Distribution.

(a) Options and Stock Appreciation Rights. Each Conversion Equity Award that is a Remainco Option or Remainco Stock Appreciation Right shall be converted into an RMT Partner Option or an RMT Partner Stock Appreciation Right, as applicable, and shall otherwise be subject to the same terms and conditions after the Closing as the terms and conditions applicable to the corresponding Remainco Option or Remainco Stock Appreciation Right immediately prior to the Closing; provided, however, that from and after the Closing:

(i) the number of shares of RMT Partner Common Stock subject to such RMT Partner Option or RMT Partner Stock Appreciation Right shall be equal to the product obtained by multiplying (A) the number of shares of Remainco Common Stock subject to the corresponding Remainco Option or Remainco Stock Appreciation Right immediately prior to the Closing by (B) the Equity Adjustment Ratio, with such number rounded down to the nearest whole number of shares; and

(ii) the per share exercise price of such RMT Partner Option or RMT Partner Stock Appreciation Right shall be equal to the quotient obtained by dividing (A) the per share exercise price of the corresponding Remainco Option or Remainco Stock Appreciation Right immediately prior to the Closing by (B) the Equity Adjustment Ratio, with such value rounded up to the nearest whole cent.

(b) RSU Awards. Each Conversion Equity Award that is a Remainco RSU Award shall be converted into an RMT Partner RSU Award, and shall otherwise be subject to the same terms and conditions (excluding from and after the Closing any rights to dividend equivalents) after the Closing as the terms and conditions applicable to the corresponding Remainco RSU Award immediately prior to the Closing; provided, however, that from and after the Closing, the number of shares of RMT Partner Common Stock to which such RMT Partner RSU Award relates shall be equal to the product, rounded up to the nearest whole number of shares, obtained by multiplying (i) the number of shares of Remainco Common Stock to which the corresponding Remainco RSU Award related immediately prior to the Closing by (ii) the Equity Adjustment Ratio.

11

(c) Performance Share Units. Each Conversion Equity Award that is a Remainco PSU Award shall be converted into an RMT Partner RSU Award in accordance with this subsection (c). For purposes of determining the number of shares of Remainco Common Stock subject to the Remainco PSU Award, the performance criteria under the Remainco PSU Award shall be deemed satisfied at the actual level of performance immediately preceding the Closing (as determined by the People and Compensation Committee of the Board of Directors of Remainco in its reasonable good faith discretion). From and after the Closing, the number of shares of RMT Partner Common Stock to which such RMT Partner RSU Award relates shall be equal to the product, rounded up to the nearest whole number of shares, obtained by multiplying (A) such number of shares of Remainco Common Stock by (B) the Equity Adjustment Ratio. The RMT Partner RSU Award otherwise shall be subject to the same terms and conditions (excluding from and after the Closing any rights to dividend equivalents) after the Closing as the terms and conditions applicable to the corresponding Remainco PSU Award immediately prior to the Closing.

(d) Restricted Stock Awards. Each Conversion Equity Award that is a Remainco Restricted Stock Award (if any) shall be converted into an RMT Partner Restricted Stock Award and shall otherwise be subject to the same terms and conditions after the Closing as the terms and conditions applicable to the corresponding Remainco Restricted Stock Award immediately prior to the Closing; provided, however, that from and after the Closing, the number of shares of RMT Partner Common Stock to which such RMT Partner Restricted Stock Award relates shall be equal to the product, rounded up to the nearest whole number of shares, obtained by multiplying (i) the number of shares of Remainco Common Stock to which the corresponding Remainco Restricted Stock Award related immediately prior to the Closing by (ii) the Equity Adjustment Ratio.

(e) Registration and Other Regulatory Requirements. Promptly following the Closing, RMT Partner shall file a registration statement on Securities and Exchange Commission Form S-8 and Form S-3 (or other available form) with respect to the shares of RMT Partner Common Stock authorized for issuance from and after the Closing under Conversion Equity Awards, and RMT Partner shall use commercially reasonable efforts to maintain after the Closing effective registration statements with the Securities and Exchange Commission with respect to Conversion Equity Awards. The Parties shall take such commercially reasonable additional actions as are deemed necessary or advisable by the Parties to comply with securities Laws and other legal requirements associated with equity compensation awards in the U.S. and affected non-U.S. jurisdictions with respect to the shares of RMT Partner Common Stock authorized for issuance under Conversion Equity Awards, including the substitution of cash settlement, where RMT Partner determines, following good faith consultation with Remainco, that applicable Law or Tax considerations prohibit or make commercially impracticable settlement in RMT Partner Common Stock or, as determined by RMT Partner, following good faith consultation with Remainco, would otherwise frustrate the intent of this Section 1.10.

12

(f) Certain Additional Considerations.

(i) The Parties shall use commercially reasonable efforts to make the adjustments described in this Section 1.10 in accordance with Sections 409 and 424 of the Code, if and to the extent applicable.

(ii) Spinco shall take commercially reasonable efforts to inform Remainco of a termination of employment that occurs before March 1, 2021 in respect of any holder of a Conversion Equity Award who is listed by Remainco on Schedule 1.10(f)(ii) not more than ninety (90) days following the date hereof, to the extent reasonably necessary for Remainco to administer equity awards issued to such holder by Corteva, Inc. or Dow Inc.

(g) Settlement, Delivery; Tax Reporting and Withholding.

(i) From and after Closing, RMT Partner shall have sole responsibility for the settlement of and/or delivery of shares of RMT Partner Common Stock pursuant to Conversion Equity Awards to any holder of such award and shall be solely entitled to any exercise price payable in respect of RMT Partner Options.

(ii) Upon the vesting, payment or settlement, as applicable, of Conversion Equity Awards, RMT Partner shall be solely entitled to a Tax deduction in respect of, and shall be solely responsible for ensuring the satisfaction of all applicable Tax payment and withholding requirements in respect thereof and for ensuring the collection and remittance of applicable Taxes to the applicable Governmental Entity.

Section 1.11 Welfare Benefit Claims.

(a) Spinco shall Assume Liability for any claims under any Remainco Benefit Plan that is a welfare benefits plan that were incurred prior to the Spinco Distribution Date with respect to each Spinco Employee and Former Spinco Business Employee.

(b) Remainco shall Assume Liability for any claims under any Spinco Benefit Plan that is a welfare benefits plan that were incurred prior to the Spinco Distribution Date with respect to each Remainco Employee.

Section 1.12 Labor Matters.

(a) Notwithstanding anything to the contrary in this Agreement, as of the Spinco Distribution Date, Spinco shall, or shall cause the applicable members of the Spinco Group to, Assume, in accordance with their terms, each of the Spinco Labor Agreements covering Spinco Employees as of immediately prior to the Spinco Distribution; provided, however, in the event any such Spinco Labor Agreement also covers any Remainco Employees, Spinco shall, or shall cause the applicable members of the Spinco Group to, Assume such Spinco Labor Agreement only with respect to Spinco Employees and Remainco shall, or shall cause the applicable members of the Remainco Group to Assume such Spinco Labor Agreement only with respect to Remainco Employees. For the avoidance of doubt, nothing in this Section 1.12(a) shall prohibit Spinco or the applicable members of the Spinco Group from amending, modifying or terminating a Spinco Labor Agreement in accordance with its terms and applicable Law.

13

(b) Without prejudice to Section 2.15 of the Separation Agreement (for France), as regards employment-related information and consultation requirements the following shall apply:

(i) Remainco, Spinco and RMT Partner, respectively, shall, and shall cause its Subsidiaries to, fully comply with all of its obligations to inform and consult with respect to the transactions contemplated under the Transaction Agreements with, and in respect of, (A) the Spinco Employees, (B) any Employee Representative Body, and (C) any governmental labor agency. Remainco, Spinco and RMT Partner shall, and shall cause its Subsidiaries to, take such steps as are required by applicable Law or Spinco Labor Agreement, or as are otherwise reasonably required by any other Party or any of its Subsidiaries, to facilitate compliance with such information and consultation obligations, including timely providing all documents and information necessary to complete such information and/or consultation requirements.

(A) In the event an employee information letter is required under applicable Law with respect to Spinco Employees transferring automatically by operation of applicable Law, such letter shall be jointly prepared by RMT Partner, Remainco and Spinco or their relevant Subsidiaries and delivered in a manner that any applicable consent period or objection period required by applicable Law, respectively, will have expired prior to the date on which the automatic transfer of the respective employment relationship will become effective unless the relevant Spinco Employee objects to, opts out of, refuses to Consent to, or otherwise fails to acquiesce to, such transfer or such other date as agreed by RMT Partner, Remainco and Spinco; provided, however, that RMT Partner, Remainco and Spinco or their relevant Subsidiaries shall have the right to approve any such letter before it is provided to Spinco Employees.

(B) In case Remainco or any member of the Remainco Group or Spinco or any member of the Spinco Group is required under applicable Law or Spinco Labor Agreement to negotiate any agreement with the applicable Employee Representative Body or governmental labor agency prior to the Closing Date with respect to the transactions contemplated under the Transaction Agreements, Remainco or Spinco, respectively, shall, and shall cause its relevant Subsidiaries to, keep RMT Partner fully informed about the course of negotiations on a regular ongoing basis and obtain RMT Partner’s prior consent (such consent not to be unreasonably withheld, conditioned or delayed) before executing any final agreement that would materially increase aggregate costs with respect to employees of the Spinco Business or impose any material restriction on collective workforce restructurings for any member of the Spinco Group. For the avoidance of doubt, nothing in this Section 1.12(b)(i)(B) shall limit the rights of Remainco or any member of the Remainco Group or Spinco or any member of the Spinco Group from establishing, adopting, entering into, terminating or materially amending any Collective Bargaining Agreement to the extent permitted by Section 8.2(b)(xi) of the Merger Agreement.

14

(ii) Between the date of this Agreement until the Closing Date, Remainco or Spinco, respectively, shall, and shall cause its relevant Subsidiaries to, coordinate and cooperate with and assist RMT Partner in any material communications with any Employee Representative Body or governmental labor agency, with respect to the transactions contemplated under the Transaction Agreements; provided that (i) RMT Partner provides reasonable time for Remainco or Spinco, and its relevant Subsidiary, to review and comment on any such communication and take due consideration of any reasonable comments of Remainco or Spinco, and (ii) Remainco or Spinco, and its relevant Subsidiary, and RMT Partner mutually agree to any such communication (which approval is not needed in case of specific content required by applicable Law).

Section 1.13 Non-Solicitation.

(a) Remainco agrees that, for a period of twenty-four (24) months after the Spinco Distribution Date (the “Non-Solicitation Period”), it shall not, and shall cause each member of the Remainco Group not to, without the prior written Consent of RMT Partner, directly or indirectly,

(i) solicit for employment or engagement (whether as an employee, consultant or otherwise) any individual who (A) is a Spinco Employee, or any employee of Spinco or any of its Subsidiaries as of immediately following the Spinco Distribution or any time thereafter, other than any such employee whose employment with Spinco and its Subsidiaries following the Spinco Distribution has been involuntarily terminated, (B) is a Former Spinco Business Employee whose employment with Remainco, Spinco or their respective Subsidiaries terminated at any time during the period commencing eighteen (18) months prior to the Spinco Distribution Date, (C) is a Non-Consenting Employee who received severance pay or benefits as a result of being a Non-Consenting Employee or (D) is an employee of RMT Partner or its Subsidiaries as of the date hereof first introduced or first made known to Remainco or first encountered by Remainco in connection with the transactions contemplated by the Transaction Agreements, other than any such individual whose employment with RMT Partner and its Subsidiaries has been involuntarily terminated; or

(ii) induce, or attempt to induce, any Person described in Section 1.13(a)(i) to terminate his or her employment with, or otherwise cease his or her relationship with, Spinco or any of Spinco’s Subsidiaries or RMT Partner or its Subsidiaries, as applicable;

15

provided, that nothing in this Section 1.13(a) shall be deemed to prohibit any general solicitation for employment through advertisements and search firms not specifically directed at employees of Spinco or any of Spinco’s Subsidiaries or RMT Partner or any of its Subsidiaries or (subject to the last sentence hereof) any hiring as a result thereof, so long as Remainco or any member of the Remainco Group has not encouraged or advised such firm to approach any such employee.

Notwithstanding the foregoing, during the first twelve (12) months of the Non-Solicitation Period, Remainco shall not, and shall cause each member of the Remainco Group not to, without the prior written Consent of RMT Partner, directly or indirectly, hire any Non-Consenting Employee described in Section 1.13(a)(i)(C).

(b) Each of RMT Partner, and, following the Spinco Distribution Date, Spinco, agrees that, during the Non-Solicitation Period, it shall not, and shall cause each member of the Spinco Group not to, without the prior written Consent of Remainco, directly or indirectly,

(i) solicit for employment or engagement (whether as an employee, consultant or otherwise) any individual who (A) is an employee of Remainco or any of its Subsidiaries as of immediately following the Spinco Distribution or any time thereafter, other than any such employee whose employment with Remainco and its Subsidiaries following the Spinco Distribution has been involuntarily terminated, or (B) is a Non-Consenting Employee who received severance pay or benefits as a result of being a Non-Consenting Employee, or

(ii) induce, or attempt to induce, any Person described in Section 1.13(b)(i) to terminate his or her employment with, or otherwise cease his or her relationship with, Remainco or any of Remainco’s Subsidiaries;

provided, that nothing in this Section 1.13(b) shall be deemed to prohibit any general solicitation for employment through advertisements and search firms not specifically directed at employees of Remainco or any of Remainco’s Subsidiaries or (subject to the last sentence hereof) any hiring as a result thereof, so long as neither RMT Partner nor Spinco or any member of the Spinco Group has encouraged or advised such firm to approach any such employee.

Notwithstanding the foregoing, during the first twelve (12) months of the Non-Solicitation Period, RMT Partner, and following the Spinco Distribution Date, Spinco, shall not, and shall cause each member of the Spinco Group not to, without the prior written Consent of Remainco, directly or indirectly, hire any Non-Consenting Employee described in Section 1.13(b)(i)(B).

(c) The Parties agree that irreparable damage would occur in the event that the provisions of this Section 1.13 were not performed in accordance with their specific terms. Accordingly, it is hereby agreed that the Parties shall be entitled to an injunction or injunctions to enforce specifically the terms and provisions of this Section 1.13 in any court of the United States or in the courts of any state having jurisdiction, or in the courts of any other country or locality thereof having jurisdiction, this being in addition to any other remedy to which they are entitled at Law or in equity.

16

(d) The obligations set forth in this Section 1.13 are in addition to, and shall not supersede, the non-solicitation obligations set forth in the Confidentiality Agreement.

Section 1.14 Payroll and Related Taxes.

(a) In General.

(i) Except as provided in clause (ii) below, each entity that is the employing legal entity of any Spinco Employee during any portion of the calendar year in which the Spinco Distribution occurs shall, in respect of the period of its employment, be responsible in respect of such employee for all payroll obligations, Tax withholdings, other applicable payroll deductions (including garnishments, union dues and Benefit Plan contributions) and Tax reporting obligations (including delivery of a Form W-2 or similar earnings statement covering such year). The applicable employer shall separately account for any such withholdings or deductions and apply them exclusively in satisfaction of the obligation in respect of which they were withheld or deducted.

(ii) Where a payroll period for any Spinco Employee does not end on the Spinco Distribution Date, the entity that is the employing legal entity of the Spinco Employee at the end of the payroll period that is in process on the Spinco Distribution Date shall process payroll for the Spinco Employee in respect of such entire payroll period and remit to the entity that was the employing legal entity at the beginning of the payroll period any amounts withheld from or otherwise owing in respect of the payment (whether in respect of Taxes, Benefit Plan contributions or otherwise) in respect of the portion of the payroll period preceding the Spinco Distribution Date.

(b) Tax Restart and Cooperation. Remainco and Spinco shall use commercially reasonable efforts to cooperate with each other and with third-party providers to comply with the provisions of subsection (a) above; to avoid the restart of Taxes imposed under the United States Federal Insurance Contributions Act, as amended (FICA), or the United States Federal Unemployment Tax Act, as amended (FUTA) on or after the Spinco Distribution Date with respect to Spinco Employees; to effectuate withholding and remittance of Taxes, required tax reporting and correction of overpayment or underpayment of compensation prior to the Spinco Distribution Date; and to respond to any inquiries or audits from any Governmental Entity with respect to employment Taxes, in each of the foregoing cases, in a timely, efficient and appropriate manner.

(c) Tax Deductions. Spinco or the applicable Spinco Group shall be entitled to all Tax deductions or the benefit of Tax deductions with respect to all Spinco Employee Liabilities. Remainco or the applicable Remainco Group shall be entitled to all Tax deductions or the benefit of such Tax deductions with respect to all Remainco Employee Liabilities.

17

Section 1.15 Responsible Party.

(a) Each of the Parties shall cause to be performed all actions, agreements and obligations set forth herein to be performed by any Subsidiary or Affiliate of such Party or by any entity that becomes a Subsidiary or Affiliate of such Party on or after the date hereof. Each of the Parties may assign to one of its respective Subsidiaries or Affiliates (including any Person which becomes a Subsidiary or Affiliate on or after the date hereof) the requirement to take any or all actions and discharge any or all obligations set forth herein to be performed or discharged by the Party; provided, that, at no point shall such assignment relieve any Party of its obligations hereunder. In no event shall this Agreement be construed as establishing a partnership or joint venture or similar relationship between or among a Party and its Subsidiaries or Affiliates or to cause any such Person to be treated as the alter ego of the other.

(b) The Parties acknowledge that, for administrative or other reasons, a Party or a member of its respective Group may be required to take actions under applicable Law, Benefit Plan, Spinco Labor Agreement or otherwise that may cause it to incur a Liability that it has not Assumed pursuant to this Agreement. The Parties shall promptly reimburse one another, upon reasonable request of the Party requesting reimbursement (the “Requesting Party”) and the presentation by such Party of such substantiating documentation as the other Party shall reasonably request, for the cost of any Liabilities satisfied by the Requesting Party or its Affiliates that are, or that have been made pursuant to this Agreement, an Assumed Liability of the other Party to this Agreement. Any such reimbursement shall (i) be equal to the cost actually incurred by the Requesting Party, less the present value of any item of loss, deduction or credit which decreases net Taxes paid or payable by the Requesting Party as a result of such cost (it being understood that such amounts shall be reasonably determined in good faith by the Requesting Party in consultation with the other Parties) and (ii) be submitted to the other Party within sixty (60) days of the payment by the Requesting Party of such costs.

(c) Without limiting Section 4.12, the Parties agree that, to the extent a Liability addressed in this Agreement is treated as “Indebtedness” within the meaning of the Separation Agreement and also subject to reimbursement hereunder, the Parties will cooperate to coordinate such Liability’s treatment in a manner that avoids its being double counted against a Party.

Section 1.16 RMT Partner Guaranty. Subject to, and effective upon the Effective Time:

(a) RMT Partner, in order to induce Remainco to execute and deliver this Agreement, hereby absolutely, unconditionally and irrevocably and as a primary obligation (and not as surety only) guarantees (the “RMT Partner Guaranty”) each and every covenant, agreement and other obligation of Spinco and the Spinco Group, including the due, punctual and full payment and performance of Spinco’s (including its permitted designees’ and assigns’) and the Spinco Group’s obligations hereunder when due (and including, for the avoidance of doubt, in connection with any breach of Spinco’s covenants herein). If Spinco or any member of the Spinco Group fails or refuses to pay or perform any such obligations, RMT Partner shall promptly pay or perform such obligations after any such failure or refusal, as applicable; provided, that this RMT Partner Guaranty constitutes an independent guaranty of payment and is not conditioned on or contingent upon any attempt to enforce in whole or in part any obligations of Spinco or any member of the Spinco Group by Remainco (or the existence or continuance of Spinco as a legal entity).

18

(b) This RMT Partner Guaranty is a guarantee of payment and performance, and not of collection, and RMT Partner acknowledges and agrees that this RMT Partner Guaranty is full and unconditional, and no release or extinguishment of Spinco’s and/or its designees’ or assigns’ or any member of the Spinco Group’s Liabilities (other than in accordance with the terms of this Agreement), whether by decree in any bankruptcy proceeding or otherwise, shall affect the continuing validity and enforceability of this RMT Partner Guaranty. RMT Partner hereby waives: (i) any right to require Remainco, as a condition of payment or performance by RMT Partner of any obligations of Spinco hereunder, to proceed against Spinco or any member of the Spinco Group (whether pursuant to this Agreement, the Separation Agreement or otherwise) or pursue any other remedy whatsoever in the event that Spinco or any member of the Spinco Group fails to perform its obligations hereunder and (ii) to the fullest extent permitted by applicable Law, any defenses or benefits that may be derived from or afforded by Law which limit the Liability of or exonerate guarantors or sureties (including diligence, presentment, demand of payment, protest and notice, and any requirement that any Person exhaust any right, power or remedy or proceed against Spinco or any member of the Spinco Group under this Agreement or any other agreement referred to herein).

(c) The RMT Partner Guaranty shall continue to be effective, or be automatically reinstated, as the case may be, if at any time payment or performance, or any part thereof, of any of the obligations of Spinco or any member of the Spinco Group is rescinded or must otherwise be restored, returned or rejected for any reason, including upon the insolvency, bankruptcy, dissolution, liquidation or reorganization of Spinco or any member of the Spinco Group, or upon or as a result of the appointment of a receiver, intervenor or conservator of, or trustee or similar officer for, Spinco or any member of the Spinco Group or any substantial part of its or their property, all as though such payments had not been made. RMT Partner hereby waives all claims of waiver, release, surrender, abstraction or compromise and all set-offs, counterclaims, cross-claims, recoupments or other defenses that it may have against Remainco or any member of the Remainco Group. Notwithstanding anything to the contrary herein, the obligations of RMT Partner hereunder are unconditional and irrevocable and will not be affected, released, terminated, discharged or impaired, in whole or in part, by: (i) any modification of, or amendment or supplement to, this Agreement except any amendment executed by all of the Parties that expressly provides otherwise; (ii) any furnishing or acceptance of security or exchange or release of any security; (iii) any inaction or nonexercise of any right, remedy or power with respect to Remainco; (iv) the consolidation or merger of Spinco or any member of the Spinco Group with or into any other entity or the sale, lease or disposition by Spinco or any member of the Spinco Group of all or substantially all of its assets to any other entity; or (v) any change in the structure of Remainco.

(d) Without limiting in any way the foregoing, following the Merger, RMT Partner agrees to cause, and to take all actions to enable, Spinco and the members of the Spinco Group to adhere to each provision of the Agreement which requires an act or omission on the part of Spinco or any member of the Spinco Group or any of its or their Affiliates to cause or enable Spinco and the Spinco Group to comply with their obligations under this Agreement.

Section 1.17 No Acceleration of Benefits. Except as otherwise provided in this Agreement, no provision of this Agreement shall be construed to create any right, or accelerate vesting or entitlement, to any compensation or benefit whatsoever on the part of any Spinco Employee, Former Spinco Business Employee or other former, current or future employee of the Remainco Group or Spinco Group under any Remainco Benefit Plan, Spinco Benefit Plan or Spinco Future Benefit Plan.

19

Section 1.18 Amendment Authority. Except as otherwise provided in this Agreement, nothing in this Agreement is intended to prohibit any member of the Remainco Group or Spinco Group or RMT Partner from amending, terminating or otherwise modifying any Benefit Plan in accordance with the terms thereof at any time prior to, on or after the Spinco Distribution Date.

Section 1.19 Pension Adjustment.

(a) As promptly as practicable following the Closing Date, but in no event more than two hundred seventy (270) days following the Closing Date, Remainco shall prepare and deliver to RMT Partner a statement (the “Pension Funding Statement”) that sets forth (together with information in a manner sufficient to demonstrate how it determined such amount) the Pension Funding Amount.

(b) RMT Partner shall have a period of not more than ninety (90) Business Days following delivery of the Pension Funding Statement and supporting materials in accordance with subsection (a) above during which to review the Pension Funding Statement and supporting materials and to notify Remainco if it believes the calculation of the Pension Funding Amount contains mathematical errors or is based on actuarial or other assumptions inconsistent with the terms of this Agreement or that otherwise violate applicable Law.

(i) If and to the extent RMT Partner shall fail to so notify Remainco of any such dispute, then the Pension Funding Amount reflected in the Pension Funding Statement shall be deemed agreed for purposes of this Agreement.

(ii) If and to the extent RMT Partner shall so notify Remainco of any such dispute, Remainco and RMT Partner shall collaboratively work together and cooperate in good faith to resolve such dispute as promptly as possible, and upon resolution, the Pension Funding Amount reflected in the Pension Funding Statements (as adjusted to reflect the settlement of any dispute) shall be deemed agreed for purposes of this Agreement.

(iii) If and to the extent Remainco and RMT Partner fail to resolve any such dispute with respect to the Pension Funding Amount (or a part thereof) attributable to any country within sixty (60) days after notice of the dispute, Remainco and RMT Partner shall choose an independent actuary (i.e., an actuarial firm that is nationally recognized in such country other than any actuary regularly used by Remainco or RMT Partner); provided, however, that if Remainco and RMT Partner cannot mutually agree on the identity of the independent actuary within five (5) Business Days, then Remainco and RMT Partner shall on the next Business Day each identify an actuarial firm (other than one regularly used by Remainco or RMT Partner), and the independent actuary shall be selected by lot from these two firms by Remainco and RMT Partner, and provided further that if such actuary identified by lot shall not agree to serve within five (5) Business Days, then additional actuarial firms shall be identified in accordance with the foregoing procedures until one shall agree to serve (such independent actuary determined in accordance with this parenthetical, the “Independent Actuary”)). Remainco and RMT Partner shall require the Independent Actuary to determine whether the Pension Funding Statement contains mathematical errors or is based on actuarial or other assumptions inconsistent with the terms of this Agreement. Remainco and RMT Partner shall instruct the Independent Actuary to use every reasonable commercial effort to perform its services within thirty (30) days of submission of the Pension Funding Statement and supporting materials to it and, in any case, as promptly as practicable after submission. The determination of the Independent Actuary shall be final and binding on Remainco and RMT Partner, and the Pension Funding Amount reflected in the Pension Funding Statement (as adjusted to reflect the settlement of any dispute) shall be deemed agreed for purposes of this Agreement. Remainco and RMT Partner shall bear its own costs in connection with the cooperation with the Independent Actuary and each bear one-half of the costs of the Independent Actuary.

20

(c) No later than twenty (20) Business Days following the determination of the Pension Funding Amount in accordance with subsection (b) above:

(i) In the event that the Pension Funding Amount exceeds two hundred twenty million dollars ($220,000,000), Remainco shall make a cash payment to RMT Partner in U.S. dollars in an amount equal to the absolute tax-effected value of the difference (calculated using the highest marginal corporate U.S. federal income tax rate applicable as of the Closing and determined without regard to whether a tax deduction is actually available); and

(ii) In the event that the Pension Funding Amount is less than two hundred twenty million dollars ($220,000,000), RMT Partner shall make a cash payment to Remainco in U.S. dollars in an amount equal to the absolute tax-effected value of the difference (calculated using the highest marginal corporate U.S. federal income tax rate applicable as of the Closing and determined without regard to whether a tax deduction is actually available).

Section 1.20 Commitment to Employment or Benefits. Nothing contained in this Agreement shall be construed as a commitment or agreement on the part of any individual to continue employment with the Remainco Group or Spinco Group or to provide any recall or similar rights to an individual on layoff or any type of leave of absence or, except as otherwise specifically provided in this Agreement, as a commitment to any Spinco Employee or other current or former employee of the Remainco Group or Spinco Group on the part of the Remainco Group or Spinco Group to continue the compensation or benefits of any individual for any period. This Agreement is solely for the benefit of the Parties and nothing in this Agreement, express or implied, (i) is intended to confer any rights, benefits, remedies, obligations or Liabilities under this Agreement upon any Person, including any Spinco Employee or other current or former employee, officer, director or contractor of the Remainco Group or Spinco Group, other than the Parties and their respective successors and assigns or (ii) shall constitute an amendment or other modification of any Benefit Plan established or maintained by a member of the Remainco Group or Spinco Group or RMT Partner.

21

Section 1.21 Effective Time. This Agreement shall be effective as of immediately prior to the Spinco Distribution (the “Effective Time”) and shall cease to be of any force or effect if and when the Separation Agreement is terminated.

ARTICLE II

UNITED STATES

The provisions of this Article II apply only in respect of matters that arise in respect of the employment of individuals within the United States or the termination thereof and shall apply notwithstanding any provision in Article I above.

Section 2.01 Payment of U.S. Grandfathered Vacation Benefits. Notwithstanding anything to the contrary in this Agreement, except to the extent prohibited by an applicable Law or a Spinco Labor Agreement, as soon as administratively practicable following the Spinco Distribution Date (and no later than the earlier of the dates required by applicable Law or Spinco Labor Agreement, in each case, to the extent applicable), Remainco shall pay out to each Spinco Employee in the U.S. all earned but unused vacation benefits remaining in the employee’s 2014 Bank (as defined in the E. I. du Pont de Nemours and Company Vacation Plan, adopted as of January 1, 1934 and amended as of December 31, 2014), based on the employee’s hourly rate of pay or average hourly earnings as of December 31, 2014 (the vacation benefits described in this Section 2.01, “U.S. Grandfathered Time”),and Spinco shall reimburse Remainco or the applicable member of the Remainco Group for the amount of any such payments.

Section 2.02 U.S. Tax-Qualified Defined Contribution Plans. Effective as of the Spinco Distribution Date, contributions under the DuPont Retirement Savings Plan (the “Remainco U.S. Savings Plan”), in respect of Spinco Employees who participated in the Remainco U.S. Savings Plan (each, a “U.S. Savings Plan Participant”), shall cease. Effective as of the Spinco Distribution Date, Remainco shall vest the account balances in the Remainco U.S. Savings Plan of all U.S. Savings Plan Participants. If the payroll period of a U.S. Savings Plan Participant begins before and ends after the Spinco Distribution Date, Spinco shall reimburse Remainco or the applicable member of the Remainco Group for any matching contribution made by a member of the Remainco Group to the account in the Remainco U.S. Savings Plan of the U.S. Savings Plan Participant in respect of that portion of the payroll period preceding the Spinco Distribution Date. Effective as of immediately following the Spinco Distribution Date, Spinco shall maintain a defined contribution retirement plan that satisfies the requirements of Sections 401(a) and 401(k) of the Code (the “Spinco U.S. Savings Plan”) and permit Remainco U.S. Savings Plan Participants to participate therein effective as of the Spinco Distribution Date; provided, however, that RMT Partner may elect, at any time prior to the Spinco Distribution Date, to designate a defined contribution retirement plan that satisfies the requirements of Sections 401(a) and 401(k) of the Code and is sponsored by RMT Partner or any of its Subsidiaries to serve as the Spinco U.S. Savings Plan in lieu of Spinco’s establishment of a new defined contribution retirement plan. Spinco (or RMT Partner if applicable) shall cause the trustee of the applicable Spinco U.S. Savings Plan to accept as a direct rollover (within the meaning of Section 401(a)(31) of the Code), including a rollover in kind of participant loan balances that are not then in default, any distribution from the Remainco U.S. Savings Plan to the extent the request of such rollover is initiated by a Spinco U.S. Savings Plan Participant, and such rollover shall not cause the Spinco U.S. Savings Plan to fail to satisfy the requirements of Section 401(a) of the Code.

22

Section 2.03 U.S. Tax-Qualified Defined Benefit Plans. For the avoidance of doubt, no member of the Spinco Group shall Assume any Assets or Liabilities (including with respect to Actions) in respect of any Benefit Plan maintained or previously maintained by Remainco, its current or former Affiliates or any of their respective predecessors or former Affiliates that is a U.S. defined benefit pension plan intended to satisfy the requirements of Section 401(a) of the Code. Without limiting the foregoing, Remainco or a member of its Group shall Assume any and all Liabilities of any member of the Spinco Group under or otherwise in respect of the DuPont Pension and Retirement Plan, the Dow Employees’ Pension Plan and the Union Carbide Employees’ Pension Plan, including any Actions in respect thereof.

Section 2.04 Non-Qualified Deferred Compensation Plans. Effective as of the Spinco Distribution Date, Spinco or RMT Partner shall establish a trust (the “New Rabbi Trust”) with terms substantially identical to that maintained pursuant to the Amended and Restated DuPont de Nemours, Inc. Trust Agreement (the “Existing Rabbi Trust”). Other than with respect to the Remainco Pension Restoration Plan, (which for the avoidance of doubt the Liabilities in respect thereto will be Remainco Employee Liabilities), Remainco shall direct the trustee of the Existing Rabbi Trust to Transfer to the trustee of the New Rabbi Trust, in kind, such portion of the “Plan Accounts” and any related Assets under the Existing Rabbi Trust attributable to each U.S. nonqualified deferred compensation plan listed on Schedule 2.04 hereto to the extent such arrangement covers a Spinco Employee or a Former Spinco Business Employee.

Section 2.05 Workers’ Compensation Claims. Without limiting Section 1.02 and without regard to the legal entity obligated to discharge such Liabilities under applicable Law, Spinco shall be responsible for and Assume all Liabilities related to all claims for workers’ compensation benefits and coverage which are incurred (a) on or following the Spinco Distribution Date by Spinco Employees or (b) prior to the Spinco Distribution Date by Spinco Employees, and in each case, Spinco shall be responsible for the administration of all such claims. If Spinco is unable to Assume any such Liability or the administration of any such claim because of applicable Law or Contract, Remainco, or the applicable member of the Remainco Group, shall administer and/or discharge such Liabilities, as applicable, and Spinco or a member of the Spinco Group shall reimburse Remainco, or the applicable member of the Remainco Group, for all such Liabilities.

Section 2.06 Employment Loss or Layoff.

(a) On or before the Closing Date, Remainco shall provide a list of the name and site of employment of any and all employees of Remainco or a member of the Remainco Group or Spinco or a member of the Spinco Group, located at (or, for sales employees or other employees not based at a site, reporting up to) any site in the United States where Spinco Employees are located, who have experienced, or will experience, an employment loss or layoff as defined by the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar applicable state or local law (the “WARN Act”), within ninety (90) days prior to the Closing Date. Remainco shall update this list up to and including the Closing Date (such list, the “WARN List”).

23

(b) For a period of ninety (90) days after the Closing Date, Spinco and RMT Partner shall not, and shall cause each member of the Spinco Group not to, engage in any conduct which would result in an employment loss or layoff for a sufficient number of employees of Spinco or a member of the Spinco Group, which, if required under the WARN Act to be aggregated with any layoffs prior to the Closing set forth on the WARN List, would trigger the WARN Act.

ARTICLE III

DEFINED TERMS

Section 3.01 Certain Defined Terms. Except as noted in Section 3.02, terms used herein shall have the meanings defined below. Capitalized terms used in this Agreement but not defined herein shall have the respective meaning ascribed to them in the Separation Agreement.

“Action” shall have the meaning ascribed to it in the Separation Agreement.

“Affiliate” shall have the meaning ascribed to it in the Separation Agreement.

“Assets” shall have the meaning ascribed to it in the Separation Agreement.

“Assume” shall mean to accept, assume, agree to pay, discharge, fulfill, honor, retain, and, to the extent applicable, comply with and defend on a timely basis. The terms “Assumed” and “Assumptions” shall have the correlative meaning.

“Benefit Plans” mean all compensation and benefit plans, programs, agreements, policies or arrangements, including any employment, severance, welfare (including medical, dental, vision and life insurance), cafeteria, retirement, savings and other deferred compensation plans, programs, agreements, policies or arrangements.

“Business Day” shall have the meaning ascribed to it in the Merger Agreement.

“Closing” shall have the meaning ascribed to it in the Separation Agreement.

“Closing Date” shall have the meaning ascribed to it in the Separation Agreement.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreement” shall have the meaning ascribed to it in the Merger Agreement.

“Confidentiality Agreement” means that certain letter agreement by and between Remainco and RMT Partner, dated September 9, 2019, as supplemented from time to time.

“Consents” shall have the meaning ascribed to it in the Separation Agreement.

“Contracts” shall have the meaning ascribed to it in the Separation Agreement.

24

“Conversion Equity Award” means each Remainco Equity Award that is outstanding and held by a Spinco Employee as of immediately before the Spinco Distribution.

“Employee Liabilities” means all Liabilities of Remainco, Spinco, members of their respective Groups and predecessors and former Affiliates of the foregoing, arising out of, by reason of, or otherwise in connection with, the prospective employment or engagement of, the employment or engagement of, or termination of the employment or engagement of, any employee or individual service provider (including global employee mobility).

“Employee Representative Body” means any union, works council, or other agency or representative body certified or otherwise recognized for the purposes of bargaining collectively or established for the purposes of notification of or consultation on behalf of any employees.

“Equity Adjustment Ratio” means a fraction, (a) the numerator of which is the volume-weighted average price of a share of Remainco Common Stock on the New York Stock Exchange (“NYSE”) trading on the “regular way” basis on NYSE for each of the twenty (20) trading days immediately preceding the Spinco Distribution Date, and (b) the denominator of which is the volume-weighted average of a share of RMT Partner Common Stock on NYSE trading on the “regular way” basis on NYSE for each of the twenty (20) trading days immediately preceding the Closing Date.

“Former Spinco Business Employee” means any individual who, as of immediately prior to the Spinco Distribution Date is a former employee of Remainco, Spinco or a member of their respective Groups, or any of their respective predecessors or former Affiliates and who, upon his or her last termination of employment with all members of the Spinco Group and Remainco Group and their respective predecessors or former Affiliates (a) was identified in the HRIS system then of record as an employee of an entity with a business identifier attributable as of the date hereof to the Spinco Business or (b) otherwise upon such termination of employment was primarily dedicated to the Spinco Business as evidenced by the records of Remainco, Spinco or their respective Groups. For the avoidance of doubt, no Non-Consenting Employee will be considered a Former Spinco Business Employee.

“Governmental Entity” shall have the meaning ascribed to it in the Separation Agreement.

“Group” means (a) with respect to Spinco, the Spinco Group; and (b) with respect to Remainco, the Remainco Group.

“Law” shall have the meaning ascribed to it in the Separation Agreement.

“Liabilities” shall have the meaning ascribed to it in the Separation Agreement.

“Merger” shall have the meaning ascribed to it in the Separation Agreement.

“Merger Agreement” shall have the meaning ascribed to it in the Separation Agreement.

25

“Non-Consenting Employee” means any individual who otherwise would be a Spinco Employee pursuant to Section 1.01(a) of this Agreement (if Non-Consenting Employees were not excluded from the definition of Spinco Employees pursuant to Section 1.01(a)), who has the right under applicable Law or applicable Spinco Labor Agreement to object to, opt out of, refuse to Consent to, or otherwise fail to acquiesce to, and who has (a) validly objected to, opted out of, refused to Consent to, or otherwise failed to acquiesce to, the automatic transfer of their employment to Spinco or a member of its Group by operation of applicable Law, in cases where such employee is subject to automatic transfer by operation of applicable Law, (b) validly refused to Consent to, refused to accept the offer to, refused to execute a tripartite agreement or otherwise failed to acquiesce to, become an employee of Spinco or member of its Group, or (c) validly objected to, opted out of, refused to Consent to, or otherwise failed to acquiesce to, changes in his or her compensation or employee benefits by validly resigning or terminating his or her employment with, validly withdrawing his or her Consent to employment with or validly rejecting his or her transfer to, Spinco or a member of its Group, in accordance with and to the extent permitted by applicable Law or an applicable Spinco Labor Agreement.

“Pension Assets means the aggregate fair market value as of the Closing Date of the Assets attributable to the Pension Liabilities.

“Pension Funding Amount means the amount, whether positive or negative, of the Pension Liabilities minus the Pension Assets.

“Pension Liabilities means, in respect of the Pension Plans, the projected benefit obligations as of the Closing Date that are Assumed by Spinco or RMT Partner in accordance with this Agreement. Such projected benefit obligations will be determined on the basis of the methodology and assumptions utilized in the balance sheet of the audited financial statements of Remainco for the year ending December 31, 2019 (or, if the Closing Date occurs in 2021, in the balance sheet of the audited financial statements of Remainco for the year ending December 31, 2020), the actual demographics as of the Closing Date and with regard to creditable service performed on or before the Closing Date.

“Pension Plan means each Remainco Benefit Plan or Spinco Benefit Plan as of the Closing Date that is a defined benefit pension plan maintained in a jurisdiction outside the United States.

“Permitted Transfers” shall have the meaning ascribed to it in the Merger Agreement.

“Person” shall have the meaning ascribed to it in the Separation Agreement.

“Polysaccharides Business” means the operations of the Remainco Group and Spinco Group, as of the date hereof, attributable to polysaccharide products (glucans and fructans, including derivatives thereof) made with proprietary enzymatic polymerization technology which may also be and further customized with derivatization chemistries, serving a variety of end use markets, including Home & Personal Care, Fibers & Composites, Paper & Packaging, Coatings & Adhesives, Food & Beverage, and Pharmaceutical Excipients.

26

“Remainco Benefit Plan” means any Benefit Plan sponsored or maintained by Remainco or any member of the Remainco Group.

“Remainco Business” shall have the meaning ascribed to it in the Separation Agreement.

“Remainco Common Stock” shall have the meaning ascribed to it in the Separation Agreement.

“Remainco Employee” means an employee of a member of the Remainco Group, other than a Spinco Employee or a Non-Consenting Employee.

“Remainco Employee Assets” means, to the extent attributable to an Employee Liability, all Assets of any member of the Remainco Group or Spinco Group, exclusive of Spinco Employee Assets.

“Remainco Employee Liabilities” mean (a) other than any such Liabilities Assumed by Spinco or a member of the Spinco Group pursuant to this Agreement, (i) all Employee Liabilities with respect to any current or former employee or individual service provider of Remainco or a member of the Remainco Group or Spinco or a member of the Spinco Group, in each case, other than a Spinco Employee or a Former Spinco Business Employee and (ii) all Liabilities in respect of any Remainco Benefit Plan, and (b) all Employee Liabilities with respect to Spinco Employees or Former Spinco Business Employees Assumed by Remainco or a member of the Remainco Group pursuant to this Agreement, in either case of (a) or (b), regardless of (i) when or where such Liabilities arose; (ii) whether the facts upon which they are based occurred prior to, on, or subsequent to the Spinco Distribution Date; (iii) where or against whom such Liabilities are asserted or determined and whether Spinco or a member of the Spinco Group is responsible for delivering any compensation or benefit attributable to such Liability; and (iv) which entity is named in any Action associated with any Liability.

“Remainco Equity Award” means each Remainco Option, Remainco Stock Appreciation Right, Remainco RSU Award, Remainco Restricted Stock Award, Remainco PSU Award and other equity incentive compensation award that was granted under one of the Remainco Stock Plans.

“Remainco Group” shall have the meaning ascribed to it in the Separation Agreement.

“Remainco Option” means an option to purchase shares of Remainco Common Stock.

“Remainco PSU Award” means a unit representing a general unsecured promise by Remainco to deliver a share of Remainco Common Stock, if applicable (or the cash equivalent of either), upon the satisfaction of a performance-based vesting requirement.

“Remainco Restricted Stock Award” means a restricted stock award in respect of shares of Remainco Common Stock.

27

“Remainco RSU Award” means a unit representing a general unsecured promise by Remainco to deliver a share of Remainco Common Stock, if applicable (or the cash equivalent of either), upon the satisfaction of a vesting requirement (other than a performance based vesting requirement).

“Remainco Severance Plan” means any Remainco Benefit Plan that provides Severance.

“Remainco Stock Appreciation Right” means a stock appreciation right in respect of Remainco Common Stock.

“Remainco Stock Plans” means, collectively, the DuPont Omnibus Incentive Plan and any other equity incentive compensation plan or arrangement maintained by Remainco as of immediately before the Spinco Distribution.

“RMT Partner Common Stock” shall have the meaning ascribed to it in Section 1.01 of the Separation Agreement.

“RMT Partner Option” means an option to purchase shares of RMT Partner Common Stock.

“RMT Partner Restricted Stock Award” means a restricted stock award in respect of shares of RMT Partner Common Stock.

“RMT Partner RSU Award” means a unit representing a general unsecured promise by RMT Partner to deliver a share of RMT Partner Common Stock, if applicable (or the cash equivalent of either), upon the satisfaction of a vesting requirement (other than a performance based vesting requirement).

“RMT Partner Stock Appreciation Right” means a stock appreciation right in respect of RMT Partner Common Stock.

“Separation” shall have the meaning ascribed to it in the Separation Agreement.

“Severance” means any severance, redundancy or other similar separation benefit.

“Spinco Benefit Plan” means any Benefit Plan sponsored or maintained by Spinco or any member of the Spinco Group that is in place immediately prior to the Spinco Distribution.

“Spinco Business” shall have the meaning ascribed to it in the Separation Agreement.

“Spinco Distribution” shall have the meaning ascribed to it in the Separation Agreement.

“Spinco Distribution Date” shall have the meaning ascribed to it in the Separation Agreement.

28

“Spinco Employee Assets” means, to the extent attributable to a Spinco Employee Liability, all Assets of any member of the Remainco Group or Spinco Group set aside in a trust or other funding vehicle or otherwise designated to fund such Spinco Employee Liability and any Assets that this Agreement expressly provides are to be Assumed by Spinco or a member of its Group.

“Spinco Employee Liabilities” mean (a) all Employee Liabilities with respect to any Spinco Employee, any other individual service provider who as of immediately prior to the Spinco Distribution is providing services to a member of the Spinco Group or otherwise primarily in respect of the Spinco Business, or any Former Spinco Business Employee (other than the Remainco Employee Liabilities set forth in clause (b) of the definition thereof), and (b) all other Liabilities Assumed by Spinco or a member of the Spinco Group under this Agreement, in either case of (a) or (b), regardless of (i) when or where such Liabilities arose; (ii) whether the facts upon which they are based occurred prior to, on, or subsequent to the Spinco Distribution Date; (iii) where or against whom such Liabilities are asserted or determined and whether Remainco or Spinco or a member of the Remainco or Spinco Group is responsible for delivering any compensation or benefit attributable to such Liability; and (iv) which entity is named in any Action associated with any Liability.

“Spinco Entities” shall have the meaning ascribed to it in the Merger Agreement.

“Spinco Future Benefit Plan” means any Benefit Plan that Spinco or any member of the Spinco Group assumes, adopts, establishes or begins sponsoring, maintaining, or contributing to on or after the Spinco Distribution Date.

“Spinco Group” shall have the meaning ascribed to it in the Separation Agreement.

“Spinco Labor Agreement” means any agreement with any Employee Representative Body to which Remainco or a member of the Remainco Group, or Spinco or member of the Spinco Group, is a party or bound that pertains to any Spinco Employees.

“STD/LTD Employee” means (i) any individual who is receiving (or who has applied for and then receives) short term or long term disability benefits or short term or long term income replacement benefits from Remainco or a member of the Remainco Group or is otherwise treated by any such entity as being on short term or long term sick leave or disability status under the applicable Law in the applicable jurisdiction and (ii) any Spinco Employee whose employment is otherwise mandatorily suspended as of the Spinco Distribution Date pursuant to suspension of employment causes set forth by applicable Law.

“Subsidiary” shall have the meaning ascribed to it in the Separation Agreement.

“Third Party” shall have the meaning ascribed to it in the Separation Agreement.

“Tax” shall have the meaning ascribed to it in the Separation Agreement.

“Transaction Agreements” shall have the meaning ascribed to it in the Separation Agreement.

29

“Transfer” shall have the meaning ascribed to it in the Separation Agreement.

Section 3.02 Other Defined Terms in this Agreement. The following terms have the meanings set forth in the Sections of this Agreement set forth below:

Definition	Location in Agreement
Agreement	Preamble
Delayed Employment Date	1.01(c)
Delayed Employment Employee	1.01(c)
Independent Actuary	1.19(b)(iii)
Effective Time	1.21
Existing Rabbi Trust	2.04
New Rabbi Trust	2.04
Non-Solicitation Period	1.13(a)
Parties	Preamble
Party	Preamble
Pension Funding Statement	1.19(a)
Plan Accounts	2.04
Remainco	Preamble
Remainco Claimant(s)	1.02(d)(i)
Remainco U.S. Savings Plan	2.02
Requesting Party	1.15(b)
Return from STD/LTD Date	1.01(d)
Returning STD/LTD Employee	1.01(d)
RMT Partner	Preamble
RMT Partner Guaranty	1.16(a)
Separation Agreement	Recitals
Spinco	Preamble
Spinco Assumed Vacation Liabilities	1.07(a)
Spinco Claimant(s)	1.02(d)(i)
Spinco Dedicated Employee	1.01(a)(i)
Spinco Employee	1.01(a)
Spinco U.S. Savings Plan	2.02
U.S. Grandfathered Time	2.01
U.S. Savings Plan Participant	2.02
WARN Act	2.06(a)
WARN List	2.06(a)

ARTICLE IV

GENERAL PROVISIONS

Section 4.01 Miscellaneous. Section 1.2 (References; Interpretation) of Article I (Definitions and Interpretation); Article IX (Dispute Resolution); and Sections 11.5 (Notices), 11.8 (Assignment), 11.11 (Payment Terms) and 11.21 (Tax Treatment of Payments) of Article XI (Miscellaneous) of the Separation Agreement are incorporated by reference herein as if the same had been set forth herein pari passu.

30

Section 4.02 Counterparts. This Agreement may be executed and delivered (including by facsimile or other means of electronic transmission, such as by electronic mail in “pdf” form) in more than one counterpart, all of which shall be considered one and the same agreement, each of which when executed shall be deemed to be an original, and shall become effective when one or more such counterparts have been signed by each of the Parties and delivered to each of the Parties.

Section 4.03 Waivers. Any provision of this Agreement may be waived if, and only if, such waiver is in writing and signed by the Party against whom the waiver is to be effective. Notwithstanding the foregoing, no failure to exercise and no delay in exercising, on the part of any Party, any right, remedy, power or privilege hereunder shall operate as a waiver hereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. Any consent required or permitted to be given by any Party to any other Party under this Agreement shall be in writing and signed by the Party giving such consent and shall be effective only against such Party (and the members of its Group).

Section 4.04 Amendments. This Agreement may not be modified or amended except by an agreement in writing signed by each of the Parties.

Section 4.05 Successors and Assigns. The provisions of this Agreement and the obligations and rights hereunder shall be binding upon, inure to the benefit of and be enforceable by (and against) the Parties and their respective successors and permitted transferees and assigns.

Section 4.06 No Circumvention. The Parties agree not to directly or indirectly take any actions, act in concert with any Person who takes an action, or cause or allow any member of any such Party’s Group to take any actions (including the failure to take a reasonable action) such that the resulting effect is to materially undermine the effectiveness of any of the provisions of this Agreement (including adversely affecting the rights or ability of any Party to successfully pursue indemnification or payment pursuant to this Agreement or Article VII of the Separation Agreement).

Section 4.07 Title and Headings. Titles and headings to sections herein are inserted for the convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

Section 4.08 Exhibits and Schedules. The Exhibits and Schedules shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein. Nothing in the Exhibits or Schedules constitutes an admission of any Liability or obligation of any member of the Remainco Group or the Spinco Group or any of their respective Affiliates to any Third Party, nor, with respect to any Third Party, an admission against the interests of any member of the Remainco Group or the Spinco Group or any of their respective Affiliates. The inclusion of any item or Liability or category of item or Liability on any Exhibit or Schedule is made solely for purposes of allocating potential Liabilities among the Parties and shall not be deemed as or construed to be an admission that any such Liability exists.

31

Section 4.09 Governing Law. This Agreement and any dispute arising out of, in connection with or relating to this Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to the conflicts of laws principles thereof.

Section 4.10 Specific Performance. The Parties acknowledge and agree that irreparable harm would occur in the event that the Parties do not perform any provision of this Agreement in accordance with its specific terms or otherwise breach this Agreement and the remedies at law for any breach or threatened breach of this Agreement, including monetary damages, are inadequate compensation for any Indemnifiable Loss (as defined in the Separation Agreement). Accordingly, from and after the Spinco Distribution, in the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement, the Parties agree that the Party to this Agreement who is thereby aggrieved shall, subject and pursuant to the terms of this Article IV (including for the avoidance of doubt, after compliance with all notice and negotiation provisions herein, or incorporated by reference herein), have the right to specific performance and injunctive or other equitable relief of its or their rights under this Agreement, in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative. The Parties agree that any defense in any action for specific performance that a remedy at law would be adequate is hereby waived, and that any requirements for the securing or posting of any bond with such remedy are hereby waived.

Section 4.11 Severability. In the event any one or more of the provisions contained in this Agreement should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and therein shall not in any way be affected or impaired thereby. The Parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid, legal and enforceable provisions, the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

Section 4.12 No Duplication; No Double Recovery. Nothing in this Agreement is intended to confer to or impose upon any Party a duplicative right, entitlement, obligation or recovery with respect to any matter arising out of the same facts and circumstances (including with respect to the rights, entitlements, obligations and recoveries that may arise out of this Agreement or one or more of the following Sections of the Separation Agreement: Section 7.2, Section 7.3 and Section 7.4).

* * * * *

[End of page left intentionally blank]

32

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

DUPONT DE NEMOURS, INC.

By:	/s/ Marc Doyle
Name:	Marc Doyle
Title:	Chief Executive Officer

NUTRITION & BIOSCIENCES, INC.

By:	/s/ Marc Doyle
Name:	Marc Doyle
Title:	President

INTERNATIONAL FLAVORS & FRAGRANCES INC.

By:	/s/ Andreas Fibig
Name:	Andreas Fibig
Title:	Chief Executive Officer and Chairman

[Signature Page to the Employee Matters Agreement]